Form 10-K405, Exhibit 13
UNITED INDUSTRIAL CORP /DE/
filed 1995-03-31
CIK 101271

                                                                 EXHIBIT 13


     TO OUR SHAREHOLDERS

          United Industrial Corporation's net income in 1994 was $5,212,000 ($.43 per share) compared with a loss of $11,023,000 ($.90 per share) in 1993. The net loss in 1993 included a restructuring charge at the Company's defense subsidiary, AAI Corporation, of $22.5 million ($14.4 million, or $1.17 per share, net of tax benefit). Sales were $210 million in 1994 compared with $253 million in 1993.

          During the year quarterly cash dividends of $.07 each were paid, totaling $.28 a share.

     AAI CORPORATION

          Last year I informed you that AAI had taken the steps required to restore profitability in 1994. That this has now occurred is gratifying for us all. The next challenge for the company is to reach improved earnings levels. I am pleased to report to shareholders that great progress has already been made in reducing overhead, increasing efficiency, and tightening asset management. In the face of a shrinking defense market, costly excess capacity is being eliminated, and obsolete Cold War business strategies are being discarded. AAI's president and CEO, Richard R. Erkeneff, is introducing a new, customer-centered corporate culture throughout the company.

          AAI's strengths are impressive and reassuring. It is a leader in the design and production of computer-driven training simulators, which provide a cost-effective way to teach troops how to operate sophisticated weapons systems. Such simulators will remain essential to all the armed forces for the foreseeable future. During 1994 AAI's Defense Systems division booked orders for its improved Moving Target Simulator, delivered an HH-60 helicopter flight simulator to the Coast Guard, and won the contract to develop a simulator for training Air Force technicians to service the

































     NYFS11...:\95\78495\0001\1196\RPT3285U.400

     Joint Surveillance Target Attack Radar System. Another program for which AAI can count on long-term demand is the Pioneer unmanned reconnaissance air vehicle. Production of the battle-tested Pioneer is being increased in 1995 to fill orders received by Pioneer UAV, Inc., a joint venture between AAI and Israel Aircraft Industries.

          AAI's strengths also stem from its growing diversification. Our Automated Surface Observing System (ASOS) is presently installed at hundreds of large airports. In 1995 the Weather Systems division is launching a sister product, Next Generation Weather Observation System (NEXWOS), priced to compete for a market of thousands of smaller airports. The Transportation Systems division continues its rapid advance. AAI's latest transportation subsidiary, Electric Transit, Inc., a joint venture with a Czech Republic firm, Skoda, is building an electric trolley bus fleet for Dayton, Ohio.

     SYMTRON SYSTEMS, INC.

          Symtron's first year as one of our subsidiaries was marked by important sales of its computer-based simulation systems for training fire fighters, including a prestigious contract from New York City's JFK International Airport. Under the direction of Symtron's president, John J. Henning, the company is designing systems that help to save lives and are environmentally friendly. Increased sales are anticipated in 1995.

     DETROIT STOKER COMPANY

          We are all saddened by the sudden death on February 10, 1995, of Daniel E. McCoy, 58, president and CEO of Detroit Stoker Company. Dan came to Detroit in 1992, and the company has benefited greatly from his leadership and vision. One of the legacies of his creative management is a product line of low-pollution industrial burners. We are seeking a successor who will keep the company on the course he set.

          During 1994 Detroit reorganized its foundry, incurring costs that adversely affected income. However, year-end bookings are up and the outlook for 1995 earnings is good.

     NEO PRODUCTS COMPANY

          Neo Products Company, maker of custom plastic parts, expanded capacity this past year with new production equipment. To adjust for rising raw material costs that reduced 1994 profits, Neo has increased prices. Michael A. Schillaci, Neo's president is looking forward to higher sales and earnings in 1995.

     CORPORATE OFFICERS

          I am delighted to announce the appointment of two new corporate officers, James H. Perry as Treasurer and Susan Fein Zawel as Secretary. Jim, 33, was formerly a senior manager at Ernst & Young. Susan, 41, an attorney who for several years has served ably on our UIC management team and as General Counsel of the Company, is also my daughter. I am contemplating one other key executive change in the near future about which I will keep shareholders closely advised.

     PROSPECTS FOR 1995

          Business backlog at the end of 1994 was $218 million compared with $208 million at the end of 1993. Shareholders' equity per share was $7.27, up from the 1993 low of $ 6.96. We expect additional improvement in earnings in 1995.

     Bernard Fein

     President and Chairman of the Board

     March 3, 1995

     THE YEAR IN REVIEW

     AAI CORPORATION

          In 1994 a leaner AAI returned to profitability and prepared itself for further gains. Management focused attention on achieving the competitive edge needed to prosper in the present business climate.

          The decisive changes of the past two years--downsizing the workforce, restructuring operations, consolidating facilities--have succeeded in strengthening AAI. But much remains to be done to attain
     higher earnings.   AAI's president and CEO, Richard R. Erkeneff, is
     orienting the company more firmly towards satisfying the needs of its customers and upholding its long tradition of technological excellence. His senior management team, along with rank and file AAI employees, have demonstrated the ability to overcome powerful competition, winning a number of hotly contested contracts during 1994 against strong contenders.

          AAI is striving aggressively to capture market share of its core Department of Defense (DOD) business. Its R&D is aimed at several potentially profitable new products for both military and commercial use. In the non-DOD marketplace, the company is moving innovatively to enhance its leadership in automated surface weather monitoring while widening its position in the vital area of mass transit systems.

     DEFENSE SYSTEMS

          For military planners in the U.S. and other advanced industrialized nations, the procurement of computerized training simulators is a top priority. AAI plays a leading role in the creation of such digital simulators, with which troops responsible for the operation of complex weapons systems can be trained safely, effectively, and economically. Teaching troops how to aim antiaircraft weapons, for example, is the mission of AAI's highly successful Moving Target Simulator (MTS II), a computer-based air defense training system that generates realistic air combat scenarios within a 40-foot-diameter dome. AAI currently has eleven systems set up in five countries and contracts outstanding for seven additional installations. New orders during 1994 included a $6 million sale to Japan and also one to the U.S. Army Missile Command to furnish an MTS II for the North Dakota National Guard.

          Another major AAI digital simulator project is the HH-60, a helicopter flight trainer that provides instruction in flying the widely used Blackhawk helicopter. Purchased by the Naval Air Warfare Center, the HH-60 flight simulator was delivered by AAI this year to the Coast Guard facility in Mobile, Alabama. The company is proud of this quality product, which is receiving high marks from pilots and holds the promise of significant international sales.

          In addition, this year the company gained a hard-fought contract against vigorous competition to build the computerized maintenance trainer for the Joint Surveillance Target Attack Radar System (Joint STARS). An important U.S. Air Force/U.S. Army airborne ground-surveillance system, tested under fire during Operation Desert Storm, Joint STARS monitors troop and equipment movement via radar and transmits activity directly to a command center. Under the $12 million contract, AAI will design, develop, and install the maintenance trainer used for teaching Air Force technicians to service the sophisticated radar sensors and computers in the E-8C Joint STARS aircraft. The contract positions AAI for other maintenance trainer opportunities.

          AAI markets on-site logistical support of its simulation equipment for customers in the U.S., Germany, Australia, and The Republic of Korea through Engineering Support, Inc. (ESI), a wholly owned AAI subsidiary with nearly 300 employees. ESI has over 25 active programs with a total anticipated sales value of about $40 million.

          Potentially profitable R&D programs now under way with DOD funding include the Advanced Boresight Equipment (ABE), a patented state-of-the-art coupling of computer, laser, and gyroscopic technology that could transform the costly process for precision alignment of parts. A prototype was successfully demonstrated during 1994 on aircraft in France, Germany, and Great Britain. The company is presently building the first preproduction demonstration units of ABE for boresighting of military aircraft. During 1995 AAI will formulate plans for a commercial version of ABE, which could have an even larger market. Another promising product with both military and commercial applications is AAI's patented PDCue system that utilizes the supersonic sound waves coming off a projectile to detect its direction, distance, and class of round.

           AAI has expanded its production of Pioneer unmanned air vehicles as a result of two new U.S. Navy, Naval Air Systems Command orders for the pilotless reconnaissance drones that won extensive praise during the Persian Gulf War. Pioneer UAV, Inc., a joint venture between AAI and Israel Aircraft Industries, received the order for 30 air vehicles, payloads, and spares worth nearly $27 million. Deliveries will begin in the latter part of 1995. Now in service with the U.S. Army, Navy, and Marine Corps, the Pioneer is capable of flying for more than five hours at altitudes of up to 15,000 feet, performing battlefield missions under adverse environments.

     ACL TECHNOLOGIES

          A leading producer of test equipment for aviation fluid power components, this growing AAI subsidiary has already captured 30 percent of a $40 million market. Overcoming heavy competition, ACL in 1994 won a $4 million order from Hamilton Standard Division of United Technologies.

     ACL's goal is to establish its automated equipment as the industry standard endorsed by all component manufacturers.

     WEATHER SYSTEMS

          In 1994 AAI signed a restructured contract with the National Oceanographic and Atmospheric Administration (NOAA), which has funded installation of the company's highly regarded Automated Surface Observing System (ASOS) at hundreds of airports. Extended to run beyond 1997, the revised contract sets future ASOS deployment at 12 systems per month, raising the value of the $200 million program by $10 million and increasing the company's profits. The extension allows AAI more time to tap the military market for ASOS, valued at $60 to $80 million. As a harbinger of future business, the U.S. Air Force purchased its first three ASOS, for Vandenberg Air Force Base in California, and has already ordered five more systems for fiscal year 1995.

           The cost of ASOS exceeds the budgets of thousands of smaller general aviation airports, hospital heliports, and off-shore oil platforms--all of which could use automated weather monitoring equipment. This past year AAI undertook an ambitious R&D effort to accommodate the requirements of this lucrative market by building a lower-priced, quality product. The result is the Next Generation Weather Observation System (NEXWOS), a completely new hardware design that retains the software capabilities of the higher-priced ASOS and offers customers technical and price advantages over competing systems. An advertising campaign will launch NEXWOS in early 1995.

          In an effort to open additional markets for the data acquisition technology created for ASOS, AAI is developing an instrumented package for the automated monitoring of water quality, funded by the National Institute for Environmental Renewal. This $504,000 contract calls for a system to detect and measure contaminants in Pennsylvania's heavily polluted Lackawanna River, a part of the

     Chesapeake Bay watershed that passes through an anthracite mining region. AAI will retain full rights to any product design.

     TRANSPORTATION SYSTEMS

          AAI made substantial progress in 1994 towards its goal of becoming a leading American producer of transit systems. At year-end, three major AAI mass transportation projects were under way -- in Ohio, California, and Maryland.

          In Ohio, AAI emerged the winner of a competition to build a fleet of 63 electric trolley buses (ETBs) for the Dayton area. Total value of the contract, with the exercise of an option for up to 91 coaches, is about $ 43 million. Eighty percent of the cost of the non-polluting vehicles will come from Federal Transit Administration clean air grants. The trolleys will be produced by AAI's latest transportation subsidiary, Electric Transit, Inc. (ETI).
     Headquartered in Dayton, ETI is a joint venture between AAI and a Czech Republic firm, Skoda, one of the world's foremost ETB manufacturers. ETI, the first electric trolley bus company set up in the U.S. since 1955, will sell buses to Dayton now and, eventually, throughout the U.S. market.

          ETBs are more expensive than diesel or alternate fuel buses, but those vehicles have twelve-year life expectancies, whereas electrics last 20 years or more. ETI will deliver three prototype buses to Dayton late in 1995. Delivery of production models will begin in mid-1996 and continue through late 1997.

          In California, AAI's subsidiary, California Car Shell, Inc., has established in the City of Carson the only plant in the U.S.
     manufacturing light-rail car shells. The plant will become operational early in 1995 and is expected to turn out its first units by the end of the year. The shells will be produced by California Car Shell under a licensing agreement with its teaming partner,

     Siemens Duewag Corporation, the recipient of a large contract from the Los Angeles Metropolitan Transit Authority for 74 light rail vehicles, with an option for 13 more. After completing the Los Angeles contract, California Car Shell will furnish shells for other Siemens ventures in North America.

           In Maryland, AAI was awarded a contract to renovate a fleet of heavy rail cars. The contract, from the Maryland Department of Transportation, Mass Transit Administration, entails the refurbishing of 28 rail cars used on the Maryland Commuter Rail Service. The expertise AAI employees are acquiring in the specialized field of rail car assembly is positioning the company for expansion into the transit overhaul business.

     SYMTRON SYSTEMS, INC.

          A noteworthy event for United Industrial this past year was the acquisition in January 1994 of a wholly owned subsidiary, Symtron Systems, Inc., of Fair Lawn, New Jersey, a developer and producer of patented fire fighter trainers. Symtron provides customers with safe, practical, and ecologically acceptable systems that simulate real conditions encountered in a wide variety of fires.

          During 1994 Symtron received a $1.5 million contract to install its state-of-the-art Aircraft Rescue Fire Fighter Trainer (ARFFT) at Salt Lake City International Airport, and another contract, worth $2.1 million, for an ARFFT at New York City's JFK International Airport. The latter ARFFT facility will also serve as a training center for fire safety personnel from La Guardia and Newark airports.

          The JFK project includes a mock-up of a 72-foot-long crashed aircraft fuselage, situated in a 125-foot-diameter burn area. To reduce risk to trainees practicing the rapid rescue of passengers, ARFFT's computer-controlled, liquid propane fire can be extinguished rapidly. The propane fire is intense, with flames up to 40 feet high, but compared to burning aviation fuel, it does not significantly contaminate the air and ground.

          Training systems for fighting structural fires in homes garnered orders totaling $2.4 million in 1994 from municipal fire departments, a college, and Goodfellow Air Force Base in San Angelo, Texas. In addition, Symtron's Military Fire Fighting Trainer Program won U.S. Navy contracts worth $2.77 million for an ARFFT that simulates a carrier conflagration and for an Advanced Shipboard Fire Trainer for the Great Lakes Naval Station.

          With a number of sizable bids and proposals presently outstanding, Symtron's president, John J. Henning, looks forward to increased sales in 1995.

     DETROIT STOKER COMPANY

          United Industrial's energy systems subsidiary saw a decline in 1994 earnings due to one-time costs associated with the reorganization of its foundry, Midwest Metallurgical Laboratories, Inc. However, Detroit's core business was stronger in 1994 than in 1993 and bookings climbed 12 percent. This upward trend is expected to continue in 1995.

          At Midwest, a wholly owned subsidiary of Detroit, lead times for casting have now been shortened, enabling the company to meet customers' requirements for faster deliveries of stoker replacement parts and retrofits. This improvement will allow Detroit to compete for a bigger share of the profitable aftermarket business.

          Orders for Hydrograte(registered trademark) stokers accounted for over 40 percent of Detroit's total contracts in 1994. Designed originally for the pulp and paper industry, these durable waste-to-energy stokers are finding favor also in other businesses. A Hydrograte ordered this past year by the Genesee Power Station in Michigan will generate electricity by burning urban demolition waste from razed buildings.

     At another facility under construction in Florida, Hydrogrates are being installed for that state's largest sugar company. Five giant boilers fueled with bagasse, a cane residue, will produce steam for the refinery and sufficient electricity to power an American city of 50,000.

          Looking to the future, Detroit's new product line of oil and gas burners that emit low levels of nitrous oxides is providing industrial users with a cost-effective way of meeting federal and state air quality standards. Detroit is also participating in two funded environmental research projects to develop other combustion systems that reduce pollutants. Both research agreements give Detroit exclusive marketing rights.

     NEO PRODUCTS COMPANY

          United Industrial's Chicago-based producer of custom thermoplastic parts enjoyed good sales in 1994. But Neo's president, Michael A. Schillaci, reported that increases in the price of the firm's basic raw material, plastic resin, trimmed earnings. With a recently purchased 610-ton injection molding machine that expands capacity and provides customers with faster turnaround, and with prices raises to compensate for climbing costs, Neo anticipates an excellent business year in 1995.


                              #    #    #    #    #

       United Industrial Corporation


       (Dollars in thousands, except per-share data)             1994         1993

       Net sales                                               $209,727     $252,993
       Net income (loss)                                         $5,212     $(11,023)


       Earnings (loss) per share before cumulative effect
         accounting changes                                        $.43        $(.98)
       Cumulative effect of accounting changes for:
         Postretirement benefits other than pensions                 -         (1.05)
         Income taxes                                                -          1.13
       -----------------------------------------------------------------------------------
       Earnings (loss) per share                                   $.43        $(.90)
       ===================================================================================
       Dividends paid per share                                    $.28         $.44

       Shareholders' equity                                     $88,421      $85,354
       Shareholders' equity per share                             $7.27        $6.96


       Sales backlog as of year end                            $218,000     $208,000


       Shares outstanding                                    12,167,000   12,259,000


       CONSOLIDATED BALANCE SHEETS
       United Industrial Corporation


     ------------------------------------------------------------------------------------
       (Dollars in thousands)              December 31              1994          1993

       ASSETS

                   CURRENT ASSETS                                   $6,132        $3,906
                   Cash and cash equivalents
                   Trade receivables:
                     U.S. Government                                24,613        31,011
                     Other                                           8,951        14,222
     -------------------------------------------------------------------------------------
                                                                    33,564        45,233

                   Inventories                                      53,486        49,863
                   Note receivable - current portion                 8,540         8,540
                   Recoverable income taxes                              -         3,618
                   Prepaid expenses and other current assets         1,667         2,480
                   Deferred income taxes                             6,521         8,796
                   Assets held for sale                                  -         5,439
     -------------------------------------------------------------------------------------
                                     Total Current Assets          109,910       127,875
     -------------------------------------------------------------------------------------

                   OTHER ASSETS                                     37,022        31,636

                   DEFERRED INCOME TAXES                            11,161        10,365
                   PROPERTY AND EQUIPMENT
                   Land                                              2,471         2,471
                   Buildings and improvements                       46,993        47,005
                   Machinery and equipment                          72,157        67,772
                   Furniture and fixtures                            5,360         5,101
     -------------------------------------------------------------------------------------
                                                                   126,981       122,349
                   Less allowances for depreciation
                     and amortization                               81,767        75,714
     -------------------------------------------------------------------------------------
                                                                    45,214        46,635
     -------------------------------------------------------------------------------------
                                                                  $203,307      $216,511
     =====================================================================================


      CONSOLIDATED BALANCE SHEET
      United Industrial Corporation


      (Dollars in thousands)             December 31                1994          1993

      LIABILITIES AND SHAREHOLDERS' EQUITY


            CURRENT LIABILITIES
            Short term borrowings                                $  4,200      $ 20,700
            Accounts payable                                        8,769         9,634

            Accrued employee compensation and taxes                 6,526         7,598
            Customer advances                                       6,981         5,725
            Provision for contract losses                          10,474        10,232
            Federal income taxes                                    3,333             -

            Other liabilities                                       5,664         6,370
            Estimated restructuring liability                           -           750
            Deferred income taxes                                   3,352         3,493
      ------------------------------------------------------------------------------------
                        TOTAL CURRENT LIABILITIES                  49,299        64,502
      ------------------------------------------------------------------------------------
            LONG-TERM DEBT                                         20,000        25,000

            POSTRETIREMENT BENEFITS OTHER THAN PENSIONS            20,618        20,159

            OTHER LIABILITIES                                       4,580         2,851

            DEFERRED INCOME TAXES                                  20,389        18,645

            SHAREHOLDERS' EQUITY
            Common stock-par value $1.00 per share
            Authorized shares - 15,000,000
            Outstanding shares:
            1994 - 12,167,493; 1993 - 12,258,693                   14,374        14,374

            Additional capital                                     94,596        97,167
            Retained earnings (deficit)                            (3,199)       (8,411)
            Cost of shares in treasury:
            1994 - 2,206,655 shares; 1993 - 2,115,455 shares      (17,350)      (16,875)

            Minimum pension liability adjustment                       -           (901)
      ------------------------------------------------------------------------------------
                                                                   88,421        85,354
      ------------------------------------------------------------------------------------
                                                                 $203,307      $216,511
      ====================================================================================


      See notes to financial statements

 CONSOLIDATED STATEMENTS OF CASH FLOWS
 United Industrial Corporation

--------------------------------------------------------------------------------------------------------------------------
 (Dollars in thousands)            Year ended December 31                         1994           1993            1992
---------------------------------------------------------
 OPERATING ACTIVITIES

         Net income (loss)                                                     $  5,212       $(11,023)       $  6,393
         Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:
         Cumulative effect of changes in accounting for:
           Postretirement benefits other than pensions                               -          19,531              -
           Income taxes                                                              -         (13,884)             -
         Depreciation and amortization                                            8,291          7,430           9,200
         Termination benefits payable                                                -              -              816
         Deferred income taxes                                                    1,223        (10,905)         (5,329)
         Restructuring charge, net of expenditures of $7,928                         -          14,572              -
         Contract loss provision - net                                              242          1,997           4,551
         Loss (gain) on disposal of property and equipment                       (1,166)        (1,595)            192
         Changes in operating assets and liabilities, net:
           Increase (decrease) in current income taxes                            6,951         (6,602)             -
           (Increase) decrease in trade receivables                              12,611          4,313          (6,231)
           (Increase) decrease in inventories                                    (6,218)         8,791          (9,820)
           (Increase) decrease in prepaid expenses and other
             current assets                                                       1,019           (964)            985
           Decrease in accounts payable, accruals, advances and
             other current liabilities                                           (6,323)       (11,219)           (604)
           Other - net                                                           (7,495)           536          (1,209)
--------------------------------------------------------------------------------------------------------------------------
                  NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES            14,347         12,001          (1,056)
                  ---------------------------------------------------


 INVESTING ACTIVITIES

         Purchase of property and equipment                                      (4,146)        (5,931)         (5,547)
         Acquisition of business-net of cash received                            (2,291)            -           (2,482)
         Net proceeds from disposals of property and equipment                    7,264          2,374             377
         Other - net                                                                590         (2,165)         (1,716)
         Decrease in note receivable                                              8,540          8,540           8,540
--------------------------------------------------------------------------------------------------------------------------
                  NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES             9,957          2,818            (828)
                  ---------------------------------------------------
 FINANCING ACTIVITIES

         Increase on long-term liabilities                                        2,468          1,951               -
         Proceeds from borrowings                                                12,000         12,721          40,993
         Payments on long-term debt and borrowings                              (33,500)       (12,880)        (30,868)
         Dividends                                                               (2,571)        (4,290)         (7,845)
         Purchase of treasury shares                                               (475)            -               -
         Proceeds from exercise of stock options                                     -              -               57
--------------------------------------------------------------------------------------------------------------------------
                  NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES           (22,078)        (2,498)          2,337
--------------------------------------------------------------------------------------------------------------------------
                  INCREASE IN CASH AND CASH EQUIVALENTS                           2,226          1,298             453

         Cash and cash equivalents at beginning of year                           3,906          2,608           2,155
--------------------------------------------------------------------------------------------------------------------------
                  CASH AND CASH EQUIVALENTS AT END OF YEAR                     $  6,132       $  3,906        $  2,608
==========================================================================================================================


See notes to financial statements

 CONSOLIDATED STATEMENTS OF OPERATIONS
 United Industrial Corporation
 -----------------------------

---------------------------------------------------------------------------------------------------------------------------
 (Dollars in thousands, except per share data)      Year ended December 31        1994             1993             1992

         NET SALES                                                              $209,727          $252,993       $251,315
         Operating costs and expenses:
         Cost of sales                                                           161,219           208,189        189,004
         Selling and administrative                                               41,547            44,730         52,109
         Special termination benefits                                                 -                 -           1,191
         Pension plan curtailment income - net                                      (928)               -              -
         Gain on sale of assets - net                                             (1,166)           (1,595)            -
         Other income - net                                                         (734)              (41)          (374)
         Interest income                                                          (1,840)           (3,650)        (3,879)
         Interest expense                                                          3,202             3,011          3,193
         Restructuring charge                                                         -             22,500             -
---------------------------------------------------------------------------------------------------------------------------
                  TOTAL OPERATING COSTS AND EXPENSES                             201,300           273,144        241,244
---------------------------------------------------------------------------------------------------------------------------
                  INCOME (LOSS) BEFORE INCOME TAXES
                  AND CUMULATIVE EFFECT OF                                         8,427           (20,151)        10,071
                  ACCOUNTING CHANGES

         Provision (credit) for income taxes
         Federal:
            Current                                                                2,232            (3,705)         8,249
            Deferred                                                                 522            (4,405)        (5,329)
         State                                                                       461               (24)           758
---------------------------------------------------------------------------------------------------------------------------
                  INCOME TAXES (CREDIT)                                            3,215            (8,134)         3,678
---------------------------------------------------------------------------------------------------------------------------
                  INCOME (LOSS) BEFORE CUMULATIVE
                  EFFECT OF ACCOUNTING CHANGES                                  $  5,212         $ (12,017)      $  6,393
---------------------------------------------------------------------------------------------------------------------------
         Cumulative effect as of January 1, 1993 of changes
         in method of accounting for:
            Postretirement benefits other than pensions, net of taxes                 -            (12,890)            -
            Income taxes                                                              -             13,884             -
---------------------------------------------------------------------------------------------------------------------------
                  NET INCOME (LOSS)                                             $  5,212         $ (11,023)      $  6,393
===========================================================================================================================

         Earnings (Loss) Per Share:
         Earnings (loss) per share before cumulative effect                         $.43             $(.98)          $.52
            of accounting changes

         Cumulative effect of accounting changes for:
         Postretirement benefits other than pensions                                  -              (1.05)            -
         Income taxes                                                                 -               1.13             -
---------------------------------------------------------------------------------------------------------------------------
                  EARNINGS (LOSS) PER SHARE                                         $.43             $(.90)          $.52
===========================================================================================================================


See notes to financial statements

     NOTES TO FINANCIAL STATEMENTS
     UNITED INDUSTRIAL CORPORATION


     ----------------------------------------------------------------------
     NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION:  The consolidated financial statements
     ----------------------------
     include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the prior years have been reclassified to conform to the current year's classifications.

     CASH EQUIVALENTS:  The Company considers all highly liquid investments
     -----------------
     with a maturity of three months or less when purchased to be cash equivalents. The carrying amount of these investments reported in the balance sheet approximates their fair value.

     INVENTORIES:  Inventories are stated at the lower of cost or market.
     ------------
     At December 31, 1994 and 1993, approximately 7% and 9%, respectively, of total inventory was priced by the last-in, first-out (LIFO) method with the remainder priced at actual, average, or standard. If the first-in, first-out (FIFO) method of inventory pricing had been used, inventories would have been approximately $4,174,000 higher than reported on December 31, 1994 and $4,198,000 higher than reported on December 31, 1993. In 1994 and 1992 certain inventory quantities were reduced, resulting in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect was to increase net income by $159,000 ($.01 per share) and $534,000 ($.04 per share) in 1994 and 1992, respectively.

     Inventories include amounts related to long-term contracts of the Company's defense subsidiary, as determined by the percentage-of-completion method of accounting. Sales and gross profit are principally recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Additionally, certain contracts provide for the production of various units throughout the contract period and these contracts are accounted for based on the units delivered. See Note 3.

     PROPERTY AND EQUIPMENT:  Property and equipment are stated at cost.
     -----------------------
     The policy of the Company is to provide for depreciation on the straight-line, sum-of-the-years digits, and declining-balance methods, by annual charges to operations calculated to amortize the cost over the estimated useful lives of the various classes of property.

     EARNINGS PER SHARE:  Earnings per share has been computed using the
     -------------------
     weighted average number of the common and common equivalent shares outstanding, and assuming exercise of all stock options having exercise prices less than the average market price of the common stock using the treasury stock method: 12,241,503 in 1994, 12,258,693 in 1993, and 12,257,850 in 1992.

     NEW ACCOUNTING PRONOUNCEMENTS:  Effective January 1, 1993, the Company
     ------------------------------
     adopted the Statement of Financial Accounting Standards (SFAS) No. 106,"Employers' Accounting for Postretirement Benefits Other Than Pensions" (See Note 11). In addition, effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by No. 109, "Accounting for Income Taxes" (See Note 13).

     -----------------------------------------------------------------
     NOTE 2:   TRADE RECEIVABLES
     ----------------------------------------------------------------------
          Amounts due from the U.S. Government primarily related to long-term contracts of the Company's defense subsidiary were as follows:

      -----------------------------------------------------------------------------
       (Dollars in thousands)                    December 31      1994      1993
       Amounts billed                                          $18,741   $22,665

       Unbilled recoverable costs and
       earned fees                                               5,500     7,448

       Retainage per contract provisions                           372       898
      -----------------------------------------------------------------------------
                                                               $24,613   $31,011
      =============================================================================

     Billed and unbilled amounts above include $4,415,000 and $5,940,000 at December 31, 1994 and 1993, respectively, related to contracts for which the Company's defense subsidiary is a subcontractor to other government contractors. Unbilled recoverable costs and earned fees substantially represent amounts that will be collected within one year. Retainage amounts will generally be billed over the next twelve months.

     -----------------------------------------------------------------
     NOTE 3:   INVENTORIES

     ------------------------------------------------------------------------------
       (Dollars in thousands)                    December 31      1994      1993
       Finished goods and works in progress                    $16,537   $ 6,583
     ------------------------------------------------------------------------------
       Costs and earnings relating to long-
          term contracts                                        67,105   117,156

       Deduct progress payments related to
          long-term contracts                                  (34,608)  (77,652)
     ------------------------------------------------------------------------------
       Costs and earnings in excess of
          billings                                              32,497    39,504
     ------------------------------------------------------------------------------
       Total finished goods and work in
          progress                                              49,034    46,087

       Materials and supplies                                    4,452     3,776
     ------------------------------------------------------------------------------
                                                               $53,486   $49,863
     ==============================================================================

     The inventoried costs associated with long-term contracts include costs and earnings ($32,497,000 in 1994 and $39,504,000 in 1993) of incomplete contracts not yet billable to the customer. These amounts represent the difference between the percentage-of-completion method of accounting for long-term contracts used to record operating results by the Company's defense subsidiary and the amounts billable to the customer under the terms of the specific contracts. Estimates of final contract costs and earnings (including earnings subject to future determination through negotiation or other procedures) are reviewed and revised periodically throughout the lives of the contracts. Adjustments of earnings resulting from the revisions are recorded on a current basis. The Company recognized losses of $5,600,000 ($3,461,000 net of tax benefit, or $.28 per share) during 1994 and $28,000,000 ($17,833,000 net of tax benefit, or $1.45 per share) during 1993, resulting primarily from revision of cost estimates on certain major long-term contracts.

          Included in costs and earnings relating to long-term contracts at December 31, 1994 and 1993, are amounts related to estimated reimbursable costs applicable to certain government contracts. Such estimated reimbursable costs approximate $16,538,000 and $3,400,000, respectively, and such amounts are subject to negotiation with the government. The Company has provided reserves which it believes are adequate to cover any exposure related to these contracts.
     Inventories do not include any significant amounts of unamortized tooling, learning curve, and other deferred costs, claims, or other similar items whose recovery is uncertain.

     -----------------------------------------------------------------
     NOTE 4:   OTHER ASSETS

     -------------------------------------------------------------------------------
       (Dollars in thousands)              December 31       1994          1993

       Note receivable, net of current
       portion                                                -          $ 8,540

       Net pension asset                                   $22,337        16,143

       Patents and other intangible
       assets                                               11,464         4,929

       Other                                                 3,221         2,024
     -------------------------------------------------------------------------------
                                                           $37,022       $31,636
     ===============================================================================

     The note receivable is due from a British manufacturing company and relates to the sale of a subsidiary in 1985. The note, which is payable in one remaining annual installment of $8,540,000, bears annual interest at 14% and was paid in February 1995.

          Patents and other intangible assets represent assets acquired in connection with purchased businesses and are being amortized primarily on a straight-line basis over 5 to 15 years. Amortization expense amounted to $1,683,000 in 1994, $538,000 in 1993, and $900,000 in
     1992. Accumulated amortization amounted to $3,309,000 and $1,626,000 at December 31, 1994 and 1993, respectively.

          During 1993, the unamortized amount ($1,202,000) of certain intangible assets primarily related to an acquired business were charged off in connection with the restructuring charge as disclosed in Note 17.

          During 1994, the Company acquired approximately $7 million of patents and other intangible assets related to the purchase of Symtron Systems, Inc.

     -----------------------------------------------------------------
     NOTE 5:   LONG-TERM DEBT AND CREDIT ARRANGEMENTS

     Long-term debt consists of the following:

     -------------------------------------------------------------------------------
       (Dollars in thousands)              December 31       1994          1993
       Senior notes payable to insurance                   $20,000       $25,000
             companies
     ===============================================================================

     Interest expense was $3,202,000 in 1994, $3,011,000 in 1993, and
     $3,193,000 in 1992.  Interest paid was $3,323,000 in 1994, $2,950,000 in 1993, and $2,680,000 in 1992.

          In 1992, AAI Corporation (a wholly owned subsidiary) entered into a note purchase agreement with certain insurance companies for $25,000,000. The proceeds of the note were principally used to repay the then outstanding borrowings of AAI. Interest is payable semi-
     annually.   The note purchase agreement was amended in July 1993
     whereby certain debt covenants were modified and the interest rate was increased from 8.65% to 9.15% at such date, but reverted to 8.65% effective January 1, 1994. AAI prepaid $5,000,000 of the notes in 1994. The remaining principal is to be repaid in three equal annual payments of $6,250,000 commencing July 31, 1996, and a final payment of $1,250,000 in 1999.

          The Company is a guarantor of the agreement and together with AAI must comply with certain covenants including, but not limited to, provisions related to dividends, indebtedness, working capital, net worth, interest coverage and debt to equity ratios.

          On October 13, 1994, AAI entered into a two year revolving credit agreement with two banks for $20,000,000, including a commitment for up to $10,000,000 of commercial letters of credit. The revolving credit is limited to a percentage of the eligible accounts receivable, as defined. The agreement provides that AAI may select among several interest rate options. The agreement provides for restrictive covenants among which are the maintenance of a certain capital base, as defined; leverage and cash flow coverage ratios; limitations on indebtedness; and limitations on transfers of funds and use of such funds by the Company or its wholly owned subsidiaries. Borrowings under the credit agreement and the outstanding notes with the insurance companies are collateralized by the capital stock and assets of AAI and its wholly owned subsidiaries and certain wholly owned subsidiaries of the Company. Such borrowings are guaranteed by the Company, certain of its wholly owned subsidiaries and all AAI wholly owned subsidiaries. There was $1,200,000 outstanding under the credit agreement at December 31, 1994.

          At December 31, 1994 and 1993, AAI's net assets of approximately $66,000,000 and $45,000,000, respectively, were restricted under debt agreements.

          Under an additional line-of-credit agreement with a bank, the Company may borrow up to $4,000,000 including a commitment for up to $2,000,000 of commercial letters of credit. At

     December 31, 1994, the unused portion of this credit line was $1,000,000. The credit agreement expires November 30, 1995, and requires commitment fees which are not material. The agreement incorporates the covenants of the note purchase guaranty agreement and is guaranteed by two subsidiaries of the Company.

          The carrying amounts of the Company's borrowings under its short-term revolving credit agreements and long-term debt approximate their fair value.

          The weighted average interest rate on short-term borrowings outstanding at December 31, 1994 and 1993, was 7.67% and 4.88%, respectively.

     ----------------------------------------------------------------------
     NOTE 6:   ACQUISITIONS

          On January 18, 1994, the Company purchased all the outstanding shares of Symtron Systems, Inc. (Symtron), a producer of fire fighter training simulators for government and commercial markets. The purchase price consisted of cash payments of $2,000,000, assumption of certain liabilities of approximately $5,900,000, and contingent payments not to exceed $1,000,000, based on the net worth at specified dates and future profits on contracts existing at the acquisition date. Additionally, contingent amounts are payable if certain pretax profits, as defined in the purchase agreement, are earned for each of the years in the five year period ending December 31, 1998. Funds generated from operations and an existing line of credit were utilized to finance the purchase of Symtron.

          The acquisition was accounted for as a purchase, accordingly, the operations of Symtron are included in the Company's 1994 financial statements from the date of acquisition. Total revenues of Symtron in 1993 and 1992 were less than 3% of the consolidated sales of the Company and total assets were less than 2% of consolidated assets.


     ----------------------------------------------------------------------
     NOTE 7:   STOCK OPTIONS

          The Incentive Stock Option Plan adopted in 1982 provided for the issuance of options to key employees to purchase common stock of the Company. Options expired 10 years from the date of grant. The plan terminated in February 1992, and all outstanding options (7,408 with exercise prices of $14.65) expired in May 1993. During 1992, options to acquire 6,560 shares were exercised at $8.765.

          In May 1994, the shareholders approved the 1994 Stock Option Plan, which provides for the granting of options with respect to the purchase of an aggregate of up to 600,000 share of common stock of the Company from time to time to key employees of the Company and its subsidiaries. Options granted may be either "incentive stock options," within the meaning of Section 422A of the Internal Revenue Code, or non-qualified options.

          The options are granted at not less than market value at the date of grant and are exercisable over a period determined by the Board of Directors, but no longer than ten years after the date they are granted. During 1994, options were granted for 94,000 shares at exercise prices of $4.50 and $4.75 per share.

     ----------------------------------------------------------------------
     NOTE 8:   LEASES

     Total rental expense for all operating leases amounted to $2,714,000 in 1994, $2,803,000 in 1993, and $2,994,000 in 1992. Contingent
     rental payments were not significant.

     The future minimum rental commitments as of December 31, 1994, for all noncancelable leases were
     $2,000,000 in 1995; $1,500,000 in 1996; $617,000 in 1997; $418,000 in
     1998; $305,000 in 1999; and $360,000 thereafter.

     -----------------------------------------------------------------
     NOTE 9:   CHANGES IN SHAREHOLDERS' EQUITY



                                                       Retained
                                Common    Additional   Earnings      Treasury       Minimum Pension       Shareholders'
 (Dollars in thousands)         Stock       Capital    (Deficit)       Stock     Liability Adjustment        Equity
 BALANCE, DECEMBER 31, 1991  $14,368       $99,445    $  6,025     $(16,875)                      -          $102,963

 Net income                        -             -       6,393            -                       -             6,393

 Cash dividends declared
   ($.64 per share)                -             -      (7,845)           -                       -            (7,845)

 Stock Options                     6            51           -            -                       -                57
------------------------------------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 1992   14,374        99,496       4,573      (16,875)                      -           101,568

 Net loss                          -             -     (11,023)           -                       -           (11,023)

 Cash dividends declared
   ($.35 per share)                -        (2,329)     (1,961)           -                       -            (4,290)

 Adjustment for minimum
   pension liability               -             -           -            -                   $(901)             (901)
------------------------------------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 1993   14,374        97,167      (8,411)     (16,875)                   (901)           85,354
 Net income                        -             -       5,212            -                       -             5,212

 Cash dividends declared
   ($.21 per share)                -        (2,571)          -            -                       -            (2,571)

 Purchase of 91,200 shares         -             -           -         (475)                      -              (475)

 Adjustment for minimum
   pension liability               -             -           -            -                     901               901
------------------------------------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 1994  $14,374       $94,596    $ (3,199)    $(17,350)                  $   -          $ 88,421
========================================================================================================================

     ----------------------------------------------------------------------
     NOTE 10:   PENSION ARRANGEMENTS AND SPECIAL TERMINATION BENEFITS

     The Company and its subsidiaries have a number of noncontributory defined benefit pension plans covering substantially all employees. Plans covering salaried and management employees provide pension benefits that are based on the employee's average compensation for the highest five consecutive years before retirement and years of service. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. The Company's funding policy for the plans is to make the minimum annual contributions required by applicable regulations.

     A summary of the components of net periodic pension cost for the plans is as follows:

     ------------------------------------------------------------------------------
       (Dollars in thousands)                         1994       1993       1992

       Service cost--benefits earned during
         the period                                $ 3,238    $ 3,045    $ 3,431

       Interest cost on projected benefit
         obligation                                 10,507     10,388      9,756

       Actual return on plan assets                 (1,891)   (12,671)    (7,283)

       Net amortization and deferral                (8,898)     2,168     (2,831)

       Curtailment (gain) expense                     (928)       698          -
     ------------------------------------------------------------------------------
       Total pension costs                         $ 2,028    $ 3,628    $ 3,073
     ==============================================================================


     Assumptions primarily used in the accounting for the plans were:



     ---------------------------------------------------------------------------------
                                                          1994      1993       1992
       Weighted-average discount rates                    8.5%       7.5%      8.5%
       Rates of increase in compensation levels             4%         4%        4%
       Expected long-term rate of return on assets        8.5%       8.5%      8.5%
     ---------------------------------------------------------------------------------

     The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at December 31, 1994 and 1993, for the Company's pension plans:

     Plans with assets in excess of accumulated benefit obligation:

     ------------------------------------------------------------------------------
       (Dollars in thousands)                                  1994         1993
       Actuarial present value of benefit obligations:
       Vested benefit obligation                            $118,900     $112,781
     ------------------------------------------------------------------------------
       Accumulated benefit obligation                       $122,407     $116,591
     ------------------------------------------------------------------------------
       Projected benefit obligation                         $122,469     $131,012
       Plan assets at fair value                             135,511      127,571
     ------------------------------------------------------------------------------
       Projected benefit obligation less
          (greater) than plan assets                          13,042       (3,441)
       Unrecognized net loss including prior
          service cost                                         9,861       21,511
       Unrecognized net asset at beginning of year,
          net of amortization                                   (566)        (169)
     ------------------------------------------------------------------------------
       Net pension asset recognized in the
       Consolidated Balance Sheets                          $ 22,337     $ 17,901
     ===============================================================================

     Plans with accumulated benefit obligations in excess of assets:

     ------------------------------------------------------------------------------
       (Dollars in thousands)                                           1993
       Actuarial present value of benefit obligations:
       Vested benefit obligation                                      $12,741
     ------------------------------------------------------------------------------
       Accumulated benefit obligation                                 $13,280
     ------------------------------------------------------------------------------
       Projected benefit obligation                                   $13,280
       Plan assets at fair value                                       10,102
     ------------------------------------------------------------------------------
       Projected benefit obligation in excess of plan assets           (3,178)
       Unrecognized net loss including prior service cost               3,273
       Unrecognized net asset at beginning of year, net of
         amortization                                                    (416)
       Adjustment to recognize minimum liability                       (2,857)
     ------------------------------------------------------------------------------
       Net pension liability recognized in the Consolidated
         Balance Sheets                                               $(3,178)
     ==============================================================================
       Intangible Asset                                               $ 1,420
     ==============================================================================

     The plans' assets are invested in listed stocks and bonds and interest-bearing cash equivalents.

          The discount rates assumptions were reduced in 1993 to give consideration to declining interest rates. This change resulted in an increase to the accumulated benefit obligation and the projected benefit obligation at December 31, 1993 by $13,561,000 and $16,242,000, respectively.

          As required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company recorded an additional pension liability of $2,857,000 at December 31, 1993 to reflect the excess of the accumulated benefit obligation over the fair
     value of plan assets for one of its defined benefit plans.   Since the
     additional liability may not exceed the related unrecognized prior service costs, a reduction in shareholders' equity ($901,000 net of tax benefit) was separately reported at December 31, 1993.

          On November 30, 1994, the energy systems segment suspended future benefit accruals by freezing the non-union employees' defined benefit plan. This resulted in a pension curtailment gain of $1,092,000 ($675,000 net of taxes or $.06 per share). The Company replaced the defined benefit plan with a defined contribution benefit plan. Employee contributions and employer matching are based on specified formulas. In addition, a curtailment loss of $164,000 ($101,000 net of tax benefit or $.01 per share) was recognized for another plan due to reductions of staffing levels at the Company's defense segment. On December 31, 1994, the defense segment merged its two defined benefit plans, and subsequent to year-end converted them into a single cash balance plan. In accordance with the Cash Balance Plan, a participant's benefit includes the actuarial equivalent of the participant's accrued benefit under the applicable predecessor plan, annual allocations based upon a percentage of salary, and interest earned on such participant's account. The defense segment also amended its 401 (k) plan subsequent to year-end to provide for employer matching contributions based on specified formulas. The effect of the changes in the plans' status has been reflected as of December 31, 1994.

          During 1993, the curtailment expense was included in the restructuring charge (see Note 17). During 1992, the Company's energy systems segment offered an early retirement program to employees meeting specified conditions. This early retirement program principally included up to five years of credited service in the subsidiary's pension plans and the payment of certain medical benefits for defined periods. This offer was accepted by 17 employees. The present value of the associated costs of these special termination benefits amounted to approximately $1,191,000, of which $816,000 will be paid by the pension plans. It is expected that the Company will fund the pension plans for these costs over a thirty-year period.

     ----------------------------------------------------------------------
     NOTE 11:   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

          In addition to the Company's defined benefit pension plans, a subsidiary of the Company sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time employees who have worked 10 years and attained age 62 or 30 years of service with the Company. The plan is non-contributory for retirees and contributory for spouses. The retiree spousal contributions are adjusted annually. Both the retiree and spouse plan contain cost-sharing features such as deductibles and coinsurance. The accounting for the plan anticipates future cost sharing changes to the written plan that are consistent with the Company's expressed intent to increase the spousal contribution to the point that the entire cost for spouses will be contributory at the end of 10 years commencing from January 1, 1993 and limit the amount it will contribute for retiree insurance costs, as well as each active employee who later becomes a retiree, to no more than double the amount which the Company paid for coverage on January 1, 1993. The actuarial and recorded liabilities for these benefits have not been funded. The accumulated benefit obligation was determined using the unit credit method and an assumed discount rate of 8.5% in 1994 and 1993. The assumed health care cost trend rate used was 12% for medical and 6.4% for dental decreasing to 6% and 5%, respectively, in the year 2003. An increase of 1% in the health care trend rate would not materially increase the cost or accumulated postretirement benefit due to the limit of the Company not being obligated to pay more than double the amount which the Company was paying for coverage on January 1, 1993.

          Another subsidiary also sponsors a defined benefit health care plan that provides postretirement medical and dental benefits to full-time employees who have worked 10 years and attained age 60. Dental benefits cease for both retiree and spouse once the retiree reaches age 65. Surviving spouses are eligible for pre-retirement death benefits. Employees aged 55, but less than 60, with at least 20 years of service receive only medical benefits commencing when the retiree reaches age 65. No dental benefit is provided. The accumulated benefit obligation was determined using the unit credit method and an assumed discount rate of 8.5% in 1994 and 8% in 1993. The assumed health care cost trend rate was 12% decreasing to 7% in 11 years. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation at December 31, 1994 by $431,000 at year-end 1995. The effect of a 1% increase in the health care trend rate would not materially increase the net periodic cost.

          Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires that the projected future cost of providing postretirement benefits, such as health and life insurance, be recognized as an expense as employees render service instead of when the benefits are paid. The effect of adopting the new rules increased the 1993 loss before the cumulative effect of accounting changes by $693,000 ($441,000, or $.04 per share net of tax benefit). The cumulative effect of this change in accounting increased the 1993 net loss by $12,890,000 or $1.05 per share net of tax benefit. Postretirement benefit cost for 1992, which was recorded on a cash basis, has not been restated.

          The costs of certain health care provided by the Company for eligible retired employees were $1,719,000 and $1,177,000 in 1994 and 1993, respectively. In 1992 such benefits were recognized as incurred and amounted to $1,335,000.

     The following table shows the two plans' combined funded status reconciled with the amounts recognized in the Company's statements of financial position:


     ------------------------------------------------------------------------------
       (Dollars in thousands)  December 31                     1994        1993
       Accumulated postretirement benefit obligation:
       Retirees                                              $12,516     $12,768
       Fully eligible active plan participants                 1,345       1,189
       Other active plan participants                          6,949       6,822
     ------------------------------------------------------------------------------
       Accumulated postretirement benefit obligation          20,810      20,779
       Unrecognized net loss                                    (192)       (620)
     ------------------------------------------------------------------------------
       Accrued postretirement benefit obligation             $20,618     $20,159
     ==============================================================================




     Net periodic postretirement benefit cost included the following components:

     ------------------------------------------------------------------------------
       (Dollars in thousands) Year ended December 31         1994          1993
       Service Cost                                        $   516       $  522
       Interest Cost                                         1,615        1,613
       Curtailment gain                                          -         (265)
     ------------------------------------------------------------------------------
       Net periodic postretirement benefit cost            $ 2,131       $1,870
     ==============================================================================


     ----------------------------------------------------------------------
     NOTE 12:   INDUSTRY SEGMENTS DATA

     The Company is engaged in the design, development, manufacture, and sale of products in three principal industries: electronics, aerospace, fire fighter training, and ordnance systems for defense and other government agencies in the United States and abroad; energy systems for industries and utilities; and specialty plastic products.



     ---------------------------------------------------------------------------------
       (Dollars in thousands)                1994             1993             1992
       NET SALES
       Defense                           $175,535         $216,436         $215,251
       Energy Systems                      27,835           30,394           30,557
       Plastic Products                     6,357            6,163            5,507
     ---------------------------------------------------------------------------------
          Total Net Sales                $209,727         $252,993         $251,315
     =================================================================================
       OPERATING INCOME (LOSS)
       Defense                            $10,831         $(20,396)(a)(b)  $  9,493
       Energy Systems                       1,884            3,720            1,297(c)
       Plastic Products                       219              474              201
       Corporate                           (4,507)          (3,949)(b)         (920)
     ---------------------------------------------------------------------------------
          Total Operating Income (Loss)   $ 8,427         $(20,151)(a)     $ 10,071(c)
     =================================================================================
       IDENTIFIABLE ASSETS
       Defense                           $160,963         $164,897         $179,177
       Energy Systems                      23,405           22,541           18,673
       Plastic Products                     2,915            2,657            2,278
       Corporate                           16,024           26,416           26,830
     ---------------------------------------------------------------------------------
          Total Assets                   $203,307         $216,511         $226,958
     =================================================================================
       CAPITAL EXPENDITURES
       Defense                             $3,304(d)(e)     $4,395           $4,394(d)
       Energy Systems                         624            1,387            1,112
       Plastic Products                       149              149               41
       Corporate                               69              -                -
     ---------------------------------------------------------------------------------
          Total Capital Expenditures       $4,146(d)(e)     $5,931           $5,547(d)
     =================================================================================
       DEPRECIATION EXPENSE
       Defense                             $5,470           $4,999           $6,104
       Energy Systems                         917              840              776
       Plastic Products                       101               90               82
       Corporate                                8                7                7
     ---------------------------------------------------------------------------------
          Total Depreciation               $6,496           $5,936           $6,969
     =================================================================================

      (a) Includes restructuring charge of $22,500,000 as described in Note 17.
      (b) In 1993, the allocation of certain costs to the defense segment were modified and included in the operating loss of corporate.  These costs aggregated
          $900,000, thereby, increasing corporate's operating loss by such amount, and resulting in a reduction of the defense's segment operating loss.
      (c) See Note 10 for specific items affecting Operating Income.
      (d) Excludes assets acquired in the ACL acquisition of $723,000 in 1992 and the
          Symtron acquisition of $8,761,000 in 1994.
      (e) Excludes $1,322,000 of assets transferred from inventory.


     Sales to agencies of the United States Government, primarily by the defense segment, were $159,766,000 in 1994, $172,169,000 in 1993, and
     $180,695,000 in 1992. No single customer, other than the United States Government, accounted for 10 percent or more of net sales in any year. In 1993, export sales which amounted to $31,258,000 and were composed primarily of sales to Asia and Europe. Export sales in 1994 and 1992 amounted to less than 10% of net sales in those years.

          Identifiable assets -- Plastic products includes cost in excess of net assets of the acquired company of $410,000 in 1994, $436,000 in 1993, and $466,000 in 1992. Operating income for each segment is total revenue less operating expenses, excluding interest and corporate management fees. Corporate income includes net interest (expense) income of ($1,362,000) in 1994, $639,000 in 1993, and
     $686,000 in 1992. Corporate assets consist primarily of cash and cash equivalents and a note receivable referred to in Note 4.


     ----------------------------------------------------------------------
     NOTE 13:   INCOME TAXES

          Effective January 1, 1993, the Company adopted the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. In addition, the effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date. Prior to the adoption of this statement, income tax expense was determined using the deferred method whereby deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated and reversed.

          The Company elected to adopt SFAS No. 109 by reporting the cumulative effect of the change in the method for accounting for income taxes as of the beginning of 1993. The cumulative effect of this accounting change amounted to $13,884,000 ($1.13 per share), which reduced the 1993 net loss. The effect of the change in accounting for the years ended December 31, 1994 and 1993 was not material. Prior years' financial statements have not been restated to apply the provision of SFAS No. 109.

          Following is a reconciliation of the difference between total tax expense (benefit) and the amount computed by applying the federal statutory income tax rate (34%) to income or (loss) from operations before income taxes:

     ------------------------------------------------------------------------------
       (Dollars in thousands)                  1994          1993          1992
       Federal income taxes (benefit)
          at statutory rate                   $2,865       $(6,851)       $3,424
       State income taxes, net of
          federal income tax benefit             304           (16)          500
       Research credit                           -          (1,288)         (430)
       Other-net                                  46            21           184
     ------------------------------------------------------------------------------
       Income Taxes (Credit)                  $3,215       $(8,134)       $3,678
     ==============================================================================

     In 1993, credits for research and experimental expenditures (research credit) of $1,288,000 were recognized, thereby increasing the current federal income tax credit. Approximately $726,000 of this research credit resulted from payments received in 1993 related to amended returns of prior years and $562,000 principally resulting from the extension of the research credit which had previously expired in June 1992. No research or experimental credits were recognized in the provision for income taxes in 1994.

          Deferred income tax expense (credit), resulting primarily from differences in accounting methods used for financial and tax purposes, consists of:

     ------------------------------------------------------------------------------
       (Dollars in thousands)                     1994        1993         1992
       Excess of estimated contract cost
         over sales price not currently
         deductible for income taxes            $  (384)    $   846      $ 2,084
       Revenue recognition on long-term
         contracts                                1,362      (1,098)      (5,189)
       Vacation pay accruals                         79         139         (267)
       Excess of pension plan costs for tax
         purposes                                   470       1,016          923
       Disposition of assets                      1,599      (2,335)          -
       Depreciation                                              64          200
       Installment gain                          (2,568)     (2,568)      (2,568)
       Early retirement provision                    -           -          (231)
       Other-net                                    (36)       (469)        (281)
     ------------------------------------------------------------------------------
                                                $   522     $(4,405)     $(5,329)
     ==============================================================================

     Income tax payments were $3,609,000 in 1993, $9,062,000 in 1992 and a refund of $2,879,000 in 1994. Deferred income tax balances at December 31, 1994, consists of:

     ------------------------------------------------------------------------------
       Deferred Tax Assets                                    1994         1993
          Losses on long-term contracts not
           currently deductible                            $  3,575     $  4,760
          Postretirement benefits other than
           pensions and other employee benefits              10,231        9,247
          Product warranty and other provisions               1,463        1,355
          Vacation pay accruals                                 468          555
          Basis differences for asset sales                   1,697        3,225
          Other                                                 248           19
     ------------------------------------------------------------------------------
                   Total Deferred Tax Assets                 17,682       19,161
     ------------------------------------------------------------------------------
       Deferred Tax Liability
          Pension plans and other employee benefits         (11,380)      (9,368)
          Excess tax depreciation                            (9,716)      (7,313)
          Installment gain                                   (2,643)      (5,288)
          Other                                                  (2)        (169)
     ------------------------------------------------------------------------------
                   Total Deferred Tax Liabilities           (23,741)     (22,138)
     ------------------------------------------------------------------------------
                   NET DEFERRED TAX LIABILITY              $ (6,059)    $ (2,977)
     ==============================================================================

     The acquisition of Symtron had the effect of increasing deferred tax liabilities by approximately $1,859,000 for the difference between the book and tax basis of assets and liabilities assumed on the date of acquisition.

     ----------------------------------------------------------------------
     NOTE 14:   SUNDRY

     Research and development costs included in costs and expenses amounted to $1,839,000 in 1994, $1,518,000 in 1993, and $2,613,000 in 1992.

     ----------------------------------------------------------------------
     NOTE 15:   SELECTED QUARTERLY DATA (UNAUDITED)


         (Dollars in
         thousands,
         except per
         share data
         and stock
         prices)                                              1994                                          1993
                        FOURTH       THIRD      SECOND       FIRST      FOURTH       THIRD      SECOND       FIRST
                       --------------------------------------------------------------------------------------------
         Net sales     $57,725     $59,710     $42,216     $50,076     $65,159     $67,440     $62,995    $ 57,399
         Gross profit   11,924      12,910      11,685      11,989      11,908       9,823      15,281       7,792
         Net income
          (loss)         1,212       1,538       1,408       1,054       1,881(a)    1,828       1,725     (16,457)(b)
        ===============================================================================================================
         Earnings
          (loss)
          per share    $   .10     $   .13     $   .11     $   .09     $  .15(a)   $   .15     $   .14    $  (1.34)(b)
        ===============================================================================================================
         Dividends
          declared
          per share         - (c)  $   .07     $   .07     $   .07     $   .07     $   .07     $   .05    $    .16

         Stock prices:
          High         $ 5 7/8     $ 6         $ 6 1/8     $ 6 5/8     $ 6 7/8     $ 7         $ 8 7/8    $ 10 5/8
          Low          $ 4 1/2     $ 4 1/4     $ 4 1/8     $ 5 1/8     $ 5         $ 4 1/2     $ 4        $  8 3/8
        ---------------------------------------------------------------------------------------------------------------

        (a)  Includes tax credit for research and experimental expenditures of $1,091,000 ($.09 per share) and an adjustment reducing the restructuring charge referred to in Note 17 by $330,000 ($.03 per share).
        (b)  Includes restructuring charge of $14,700,000, net of tax benefit ($1.20 per share) and the net cumulative effect of changes in accounting of $994,000 ($.08 per share).
        (c)  Customary fourth quarter dividend was declared February 1, 1995 ($.07 per share)


     The Company's common stock is listed on the New York Stock Exchange. The approximate number of shareholders of record as of February 28, 1995, was 5,000.

          The debt covenants recited in Note 5 have certain restrictions on the payment of dividends.

     ----------------------------------------------------------------------
     NOTE 16:   LITIGATION

          The Company, along with various other parties, has been named in five claims (including four tort claims) relating to environmental matters based on allegations principally related to a predecessor's operations. These tort actions seek recovery for personal injury and property damage among other damages. In one tort claim, class certification was granted as to both property damage and medical monitoring classes. The Company has joined the other defendants in appealing the class certification issue to the Arizona Supreme Court.

          The Company owned and operated a small facility at a site in the State of Arizona that manufactured semi-conductors between 1959 and 1960. All such operations of the Company were sold prior to 1962. This facility may have used trichloroethylene ("TCE") in small quantities. However, to date, there is no evidence that this facility released or disposed of TCE at this site.

          On May 18, 1993, the State of Arizona filed suit against the Company seeking the recovery of investigative costs, injunctive relief to require the Company to perform a Remedial Investigation and Feasibility Study, and ultimately to require the remediation of alleged soil and groundwater contamination at and near a certain industrial site. Since then the State has brought in co-defendants whose operations at the site were substantially larger than those of the Company. The parties are engaged in active discovery.

          Management intends to vigorously contest these actions and believes that the resolution of these actions will not be material to the Company.

          The Company is involved in various other lawsuits and claims, including certain other environmental matters, arising out of the normal course of its business. In the opinion of management, the ultimate amount of liability, if any, under pending litigation, including claims described above, will not have a materially adverse effect on the consolidated financial position of the Company.

     ----------------------------------------------------------------------
     NOTE 17:   RESTRUCTURING

          On March 29, 1993, the Company's Board of Directors approved a plan of reorganization and restructuring of the operations of its defense industry subsidiary, AAI Corporation. The Company estimated and recorded in the first quarter a restructuring charge of $23,000,000 ($14,700,000 or $1.20 per share net of tax benefit). The plan of reorganization and restructuring, which was considered necessary due to the declining Department of Defense budget and continuing financial problems of the airline industry, included costs of organizational and product-line changes, consolidation of facilities and work force reductions of approximately 300 at AAI and its four subsidiaries. A major portion of the charge resulted from the termination of the operations of AAI/MICROFLITE, a manufacturer of flight simulators and training devices, due to a lack of significant new orders. AAI/MICROFLITE was acquired in 1991. Net sales related to the AAI/MICROFLITE operations amounted to $646,000, $2,600,000 and $7,700,000 in 1993, 1992 and 1991, respectively. AAI/MICROFLITE incurred pretax losses of $2,561,000 ($1,690,000 or $.14 per share, net of tax benefit) in 1993, $8,800,000 ($5,800,000 or $.47 per share net of tax benefit) in 1992 and an immaterial loss in 1991.

          As of December 31, 1993, the restructuring program was substantially completed. During 1994, $750,000, related to the consolidation and discontinuation of certain manufacturing activities was expended. The net loss for 1993 includes $22,500,000 of pretax charges ($14,370,000 or $1.17 per share net of tax benefit) which consisted of $13,822,000 of write-downs to reduce the carrying value of affected assets, including certain inventories, intangibles and an office/manufacturing complex at AAI/MICROFLITE, to net realizable value, $6,683,000 of employee-related expenses associated with the consolidation, relocation, and termination of certain operations, and $1,995,000 of other expenses.

          Assets held for sale of $5,439,000 included on the Consolidated Balance Sheet at December 31, 1993, relate to the remaining assets of AAI/MICROFLITE, including the office/manufacturing complex. The Company sold these assets in 1994, which resulted in a gain of $1,304,000. The restructuring program was completed in 1994.

     REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     Board of Directors and Shareholders
     United Industrial Corporation
     New York, New York

          We have audited the accompanying consolidated balance sheets of United Industrial Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations and cash flows for each of the three years in the period ended
     December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Industrial Corporation and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

          As discussed in Notes 11 and 13 to the consolidated financial statements, effective January 1, 1993 the Company changed its method of accounting for postretirement benefits other than pensions and income taxes.

                                        ERNST & YOUNG LLP
                                        New York, New York

     February 28, 1995

 TEN YEAR-FINANCIAL DATA
 United Industrial Corporation

-----------------------------------------------------------------------------------------------------------------------------
 (dollars in                   Year ended
 thousand,                     December 31  1994                  1993                1992         1991           1990
 except per
 share data)
 OPERATING DATA
   Net Sales                              $209,727              $252,993            $251,315      $258,012       $253,820
   Operating costs                         202,766               252,919             242,304       238,767*       238,003
   Interest (income)
      expense-net                            1,362                  (639)               (686)       (1,587)          (146)
   Income (loss)
      before income
      taxes                                  8,427               (20,151)(a)          10,071(b)     21,276*        15,960
   Income taxes (credit)                     3,215                (8,134)              3,678        11,817(c)       3,869(d)
   Income (loss) from con-
      tinuing operations before
      cumulative effect of
      accounting changes                     5,212               (12,017)(a)           6,393(b)      9,459(c)*     12,091(d)
   Cumulative effect of
      accounting changes                        -                    994                  -             -              -
   Income (loss) from
      continuing operations                  5,212               (11,023)(a)           6,393(b)      9,459(c)*     12,091(d)
   Earnings (loss) per
      share:
   Income (loss) before
      cumulative effect of
      accounting changes                      0.43                 (0.98)(a)            0.52(b)       0.77(c)*       0.96(d)
   Cumulative effect of
      accounting changes                        -                   0.08                  -             -              -
   Earnings (loss)                            0.43                 (0.90)(a)            0.52(b)       0.77(c)*       0.96(d)
   Cash dividends paid
      on common stock                        3,425                 5,381               7,845         7,840          7,925
   Cash dividends declared
      per common share                        0.21(f)               0.35                0.64          0.64           0.64
   Stock dividends                              -                      -                  -             -              -
   Shares outstanding as of
      year end (in thousands)               12,167                12,259              12,259        12,252         12,243
-----------------------------------------------------------------------------------------------------------------------------
 FINANCIAL POSITION
   Total assets                           $203,307              $216,511            $226,958      $208,885       $235,228
   Property and equipment                   45,214                46,635              57,074        61,789         56,656
   Long-term debt                           20,000                25,000              25,880         7,365         12,479
   Shareholders' equity                     88,421                85,354             101,568       102,963        101,267
   Shareholders' equity per
      share                                   7.27                  6.96                8.29          8.40           8.27
-----------------------------------------------------------------------------------------------------------------------------
 FINANCIAL RATIOS
   Return on shareholders'
      equity                                   6.0%                    -                 6.3%          9.2%          11.9%
   Net income as a percent
      of sales                                 2.5                     -                 2.5           3.7            4.8
   Long-term debt as a percent
      of total capitalization                 18.4                  22.6                20.3           6.7           11.0
-----------------------------------------------------------------------------------------------------------------------------
 STATISTICAL DATA
   Sales backlog as of year end           $218,000              $208,000            $239,000      $235,000       $251,000
   Capital expenditures                      4,146                 5,931               5,547         4,885          5,188
   Depreciation and
   amortization                              8,291                 7,430               9,200         8,416          9,496
  Number of employees                        1,900                 2,300               2,600         2,700          2,900
============================================================================================================================

Per-share amounts and common shares outstanding have been restated to reflect stock distributions.
(a) Includes restructuring charge of $22,500,000 ($14,400,000 or $1.17 per share net of income tax benefit).
(b) Includes special termination benefits cost of $1,191,000 ($786,000 or $.06 per share).
(c) Includes a charge for prior years' federal income tax and interest of $2,670,000 or $.22 per share.
(d) Includes a claim for federal income tax refund and interest of $2,660,000 or $.21 per share.
(e) Includes noncash charge of $9,992,000 ($6,595,000 or $.50 per share, net of income tax benefit) related to write-off claim receivable.
(f) Customary fourth quarter dividend was declared February 1, 1995 ($.07 per share).
 *  Includes income of $4,556,000 ($3,007,000 or $.25 per share, net of taxes) related to a claim settlement and special termination benefits cost of $3,638,000 ($2,401,000 or $.20 per share, net of tax benefit).
/TABLE
 TEN YEAR-FINANCIAL DATA
 United Industrial Corporation

-----------------------------------------------------------------------------------------------------------------------------
 (dollars in        Year ended
 thousand,          December 31      1989                    1988                1987               1986          1985
 except per
 share data)
 OPERATING DATA
    Net Sales                       $280,783                $314,986            $297,501           $272,508      $296,378
    Operating costs                  268,585                 290,206             277,263            292,928       246,172
    Interest (income)
        expense-net                       14                  (1,128)             (2,895)            (3,264)       (5,012)
    Income (loss)
        before income
        taxes                         12,931(e)               26,174              24,108            (16,914)       29,589
    Income taxes (credit)              4,927                  (9,305)              9,806             (7,740)       10,477
    Income (loss) from con-
        tinuing operations
        before cumulative
        effect of accounting
        changes                        8,004(e)               16,869              14,302             (9,174)       19,112
    Cumulative effect of
        accounting changes                -                       -                   -                  -             -
    Income (loss) from
        continuing operations          8,004(e)               16,869              14,302             (9,174)       19,112
    Earnings (loss) per
        share:
    Income (loss) before
        cumulative effect of
        accounting changes              0.61(e)                 1.29                1.07              (0.69)         1.43
    Cumulative effect of
        accounting changes                -                       -                   -                  -             -
    Earnings (loss)                     0.61(e)                 1.29                1.07              (0.69)         1.43
    Cash dividends paid
        on common stock                8,362                   8,379               8,507              7,776         6,513
    Cash dividends
           declared
        per common share                0.64                    0.64                0.64               0.58          0.49
    Stock dividends                       -                       -                   -                  10%           10%
    Shares outstanding as of
        year end (in thousands)       13,009                  13,093              13,186             13,325        13,303
-----------------------------------------------------------------------------------------------------------------------------
 FINANCIAL POSITION
    Total assets                    $245,848                $259,384            $232,287           $211,725      $237,544
    Property and equipment            62,159                  65,390              60,849             60,498        59,174
    Long-term debt                    12,662                  13,073              13,456             13,822        14,783
    Shareholders' equity             103,491                 104,868              97,569             93,267       109,954
    Shareholders' equity per
      share                             7.96                    8.01                7.40               7.00          8.27
-----------------------------------------------------------------------------------------------------------------------------
 FINANCIAL RATIOS
    Return on shareholders'
      equity                             7.7%                   16.7%               15.0%                -           29.5%
    Net income as a percent
      of sales                           2.9                     5.4                 4.8                 -            7.1
    Long-term debt as a percent
      of total capitalization           10.9                    11.1                12.1               13.0          11.9
-----------------------------------------------------------------------------------------------------------------------------
 STATISTICAL DATA
    Sales backlog as of year end    $268,000                $271,000            $314,000           $310,000      $293,000
    Capital expenditures               6,642                  13,613               8,880              9,292        18,654
    Depreciation and
      amortization                    10,050                   9,237               8,157              7,616         6,352
    Number of employees                3,400                   4,200               4,660              4,050         3,740
============================================================================================================================

Per-share amounts and common shares outstanding have been restated to reflect stock distributions.
(a) Includes restructuring charge of $22,500,000 ($14,400,000 or $1.17 per share net of income tax benefit).
(b) Includes special termination benefits cost of $1,191,000 ($786,000 or $.06 per share).
(c) Includes a charge for prior years' federal income tax and interest of $2,670,000 or $.22 per share.
(d) Includes a claim for federal income tax refund and interest of $2,660,000 or $.21 per share.
(e) Includes noncash charge of $9,992,000 ($6,595,000 or $.50 per share, net of income tax benefit) related to write-off claim receivable.
(f) Customary fourth quarter dividend was declared February 1, 1995 ($.07 per share).
 *  Includes income of $4,556,000 ($3,007,000 or $.25 per share, net of taxes) related to a claim settlement and special termination benefits cost of $3,638,000 ($2,401,000 or $.20 per share, net of tax benefit).
/TABLE

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     RESULTS OF OPERATIONS

          Net sales for the year 1994 were $209,727,000. This was 17% less than 1993 net sales of $252,993,000, which in turn, was 1% greater than 1992 sales of $251,315,000. In general, the overall reduction in defense spending has adversely impacted the Company's sales.

          The Company had net income of $5,212,000 in 1994 compared to a loss, before the effect of changes in accounting, of $12,017,000 in
     1993 and net income of $6,393,000 in 1992.   Net income in 1994
     includes a net pension curtailment gain of $928,000 ($574,000 net of taxes or $.05 per share). See Note 10. The net loss in 1993 included a restructuring charge at the Company's defense subsidiary, AAI Corporation, of $22.5 million ($14.4 million, or $1.17 per share, net of tax benefit). See Note 17. A major portion of the charge resulted from the termination of operations of AAI/MICROFLITE, a business
     acquired in 1991.   Also, in 1993, the net loss was reduced by
     $1,288,000 ($.11 per share) for tax credits for research and experimental expenditures and $994,000 ($.08 per share) resulting from a net cumulative effect of changes in accounting principles. In 1992, net income included charges for special termination benefits of $786,000, related to early retirement programs, net of taxes.

          Gross profit amounted to $48,508,000 or 23.1% in 1994, $44,804,000 or 17.7% in 1993, and $62,311,000 or 24.8% in 1992. The
     increase in gross profit in 1994 compared to 1993 represents improved profit performance by the defense subsidiary, including continued progress in the Company's efforts to control costs on certain major long-term contracts. In 1992, the decrease in net sales affected the overall absorption of overhead costs on existing contracts of the Company's defense subsidiary. As a result, overhead costs as a percent of net sales increased in 1992, due principally to AAI/MICROFLITE. In addition, cost overruns on certain defense contracts negatively impacted gross profit in 1992.

         The return to profitability from operations in 1994 was due to not only successful performance on most contracts and the containment of costs on certain long-term contracts, but also the elimination of certain selling and administration expenses resulting from the Company's organizational changes in 1994 and 1993. The effects of these matters were a decrease in selling and administrative expenses of approximately $3,200,000 in 1994 and $7,400,000 in 1993 due to work force reductions at the defense subsidiary and the termination of operations at AAI/MICROFLITE. Interest income was $1,840,000 in 1994, $3,650,000 in 1993, and $3,879,000 in 1992. The decrease in interest income was principally due to the reduced note receivable balance resulting from the installment payments on such note receivable which has a 14% interest rate. However, in 1993, the decrease was partially offset by interest on tax refunds and other tax related items. Interest expense was $3,202,000 in 1994, $3,011,000 in 1993 and
     $3,193,000 in 1992.   Decreased average borrowings were offset by
     higher interest rates in 1994, resulting in increased interest expense.

     LIQUIDITY AND CAPITAL RESOURCES

          Cash and cash equivalents amounted to $6,132,000 at the end of 1994, $3,906,000 at the end of 1993 and $2,608,000 at the end of 1992.
     The Company s principal uses of capital during the past several years relate to acquisitions, new projects and the repayment of long term debt. The Company intends to continue growing its diversification into non-DOD markets. In January 1994, the Company acquired Symtron Systems, Inc., a business engaged in the development and production of patented fire fighter trainers, and in January 1992 acquired ACL Technologies, Inc., a business engaged in the design and manufacture of fluid test systems (see Note 6). Both of these businesses serve government and commercial markets. Net advances of $4,557,000 and $13,236,000 have been made to Symtron and ACL, respectively , since
     their acquisition.   The Company anticipates that the receipt of new
     contracts will enable both Symtron and ACL to become self-financing. Other commercial ventures include AAI's entry into the transit systems market and the launching of the Next Generation Weather Observing System (NEXWOS). Currently, AAI is teamed with Siemens Duewag Corporation to produce light rail vehicles for the Los Angeles area and other Siemens' North American undertakings in the future. Also in 1994, AAI's new transportation subsidiary, Electric Transit, Inc., a joint venture between AAI and a Czech Republic firm, Skoda, emerged the winner of a competition to build a fleet of 63 electric trolley buses for the Dayton, Ohio area.

          The Company expects to meet its cash requirements for 1995 from operations, payments on its note receivable and borrowings under its existing lines of credit. The Company's defense subsidiary has a revolving credit arrangement and note agreement that contain restrictive covenants with respect to payment of dividends or advances and loans to the Company. These restrictions have not materially affected the Company's ability to meet its cash
     requirements.   Annual installment payments of $8,540,000 on the
     Company's note receivable (see Note 4) concluded in February 1995; interest income related to this note decreased by approximately $1,196,000 in 1994. Factors relating to the amounts of cash and cash equivalents are explained in detail in the Consolidated Statement of Cash Flows. The Company declared cash dividends of $.21 per share in 1994, $.44 per share in 1993 and $.64 per share in 1992, and amounted to payments of $2,571,000 in 1994, $5,381,000 in 1993, and $7,845,000
     in 1992. In 1994, the Company's customary fourth quarter dividend was declared in February 1995 ($.07 per share). The ratio of current assets to current liabilities was 2.2 at the end of 1994, compared to
     2.0 at the end of 1993 and 1.5 at the end of 1992. The current ratio continued to increase in 1994, principally due to reductions in accounts receivable from the U.S. Government and short-term borrowings.

          Capital expenditures were $4,146,000 in 1994, $5,931,000 in 1993, and $5,547,000 in 1992. There are no material commitments for acquisition of capital assets as of December 31, 1994.

          On October 13, 1994, AAI entered into a two-year revolving credit agreement with two banks for $20,000,000, including a commitment for
     up to $10,000,000  for commercial letters of credit.   The revolving
     credit is limited to a percentage of the eligible accounts receivable, as defined. Immediately prior to entering into this credit facility, AAI prepaid $5,000,000 of the $25,000,000 notes payable with certain insurance companies, thereby reducing the outstanding principal balance to an aggregate of $20,000,000. The agreement provides for restrictive covenants among which are: the maintenance of a certain capital base, as defined, leverage and cash flow coverage ratios, limitations on indebtedness, and limitations on transfers of funds, and use of such funds by the

     Company and its wholly owned subsidiaries. Borrowings under the credit agreement and the outstanding notes with the insurance companies are collateralized by the capital stock and assets of AAI and its wholly owned subsidiaries and certain wholly owned subsidiaries of the Company. Such borrowings are guaranteed by the Company, certain of its wholly owned subsidiaries and all AAI wholly owned subsidiaries.

          At December 31, 1994 and 1993, AAI's net assets of approximately $66,000,000 and $45,000,000, respectively, were restricted under debt agreements.

          Under an additional line-of-credit agreement with a bank, which expires November 30, 1995, the Company may borrow up to $4,000,000 including a commitment for up to $2,000,000 of commercial letters of credit. At December 31, 1994, the unused portion of this credit line was $1,000,000. This agreement incorporates the covenants of the note purchase guarantee agreement and is guaranteed by two subsidiaries of the Company.

          Long-term debt at December 31, 1994 amounted to $20,000,000, or 18.4% of total capitalization, compared with $25,000,000 or 22.6% of total capitalization at end of 1993 (See Note 5).

          Earnings per share has been computed using the weighted average number of the common and common equivalent shares outstanding and the assumed exercise of all stock options having exercise prices less than the average market price of the common stock using the treasury stock method.

                          UNITED INDUSTRIAL CORPORATION





     CORPORATE ORGANIZATION

     --------------------------------------------------------------------------
     BOARD OF DIRECTORS

     Bernard Fein, President and Chairman    Rick S. Bierman, Attorney at Law
       of the Board.

     Howard M. Bloch, Vice President         Maurice L. Rosenthal, President,
                                             Robeco, Inc.

                                             Myron Simons, Business Consultant

     --------------------------------------------------------------------------
     OFFICERS

     Bernard Fein, President and Chairman    Susan Fein Zawel, Corporate
       of the Board                            Secretary and General Counsel

     Howard M. Bloch, Vice President         Edward A. Smolinski, Assistant
                                               Secretary
     James H. Perry, Treasurer

     --------------------------------------------------------------------------
     SENIOR MANAGEMENT

                                           DETROIT STOKER COMPANY

            AAI CORPORATION                Mark A. Eleniewski,
                                            Executive Vice President
            Irwin R. Barr, Chairman of     Gary K. Ludwig, Vice
             the Board Emeritus            President, Finance
            Richard R. Erkeneff,           James W. Doyon, Vice
             President and Chief           President
             Executive Officer             Alan H. Miller, Director,
            Howard  M. Bloch, Vice          Human Resources
             President
            Paul J. Michaud, Vice          NEO PRODUCTS COMPANY
             President, Chief Financial
             Officer and Treasurer         Michael A. Schillaci,
            Robert W. Worthing, Vice        President and Chief
             President General Counsel      Executive Officer
             and Secretary                 Leonard M. Peznowski,
            Maurice P. Ranc, Vice          Controller
             President and General
             Manager, Defense Systems      SYMTRON SYSTEMS, INC.
            Lawrence J. Rytter, Vice
             President and General         John J. Henning, President
             Manager, Weather Systems       and Chief Executive
            James A. Talley, Vice           Officer
             President and General         James W. Hanson, Vice
             Manager, Transportation        President and General
             Systems                        Manager
            Thomas E. Wurzel, Vice         J. Thomas Roeder, Vice
             President and General          President of Marketing
             Manager, Fluid Test            and Sales
             Systems                       Howard M. Bloch, Secretary
            Joseph F. Burger, Vice         Richard A. Brandt,
             President and General         Treasurer
             Manager, Operations
            Howard E. Butz, Director,
             Total Quality

                      UNITED INDUSTRIAL CORPORATION

                  CORPORATE AND SHAREHOLDER INFORMATION

     CORPORATE HEADQUARTERS             SHARES LISTED
                                        New York Stock Exchange
     18 East 48th Street                Trading Symbol:  UIC
     New York, New York  10017
     (212) 752-8787                     INVESTOR RELATIONS
                                        Security analysts, investment
     SUBSIDIARIES                       professionals and shareholders
                                        should direct their business
     AAI Corporation                    related inquiries to:
     P.O. Box 126
     Hunt Valley, MD  21030             Investor Relations Department
     (410) 666-1400                     United Industrial Corporation

     Detroit Stoker Company             INDEPENDENT AUDITORS
     1510 East First Street             Ernst & Young LLP
     Monroe, Michigan  48161            787 Seventh Avenue
     (313) 241-9500                     New York, NY 10019

     Symtron Systems, Inc.              ANNUAL MEETING
     17-01 Pollitt Drive
     Fair Lawn, NJ  07410               The Annual Meeting of
     (201) 794-0200                     Shareholders will be held on
                                        Monday, May 8, 1995, at The
     Neo Products Company               Park Lane Hotel, 36 Central
     5400 South Kilbourn Avenue         Park South, New York City.
     Chicago, Illinois 60632
     (312) 585-2500                     FORM 10-K REPORT

     TRANSFER AGENT REGISTRAR AND       A copy of the United
     DIVIDEND DISBURSING AGENT          Industrial Annual Report on
     Shareholders may obtain            Form 10-K as filed with the
     information relating to their      Securities and Exchange
     share position, dividends,         Commission may be obtained
     transfer requirements, lost        without cost by writing to:
     certificates and other related
     matters by telephone or by         Susan Fein Zawel, Corporate
     writing to:                        Secretary
                                             and General Counsel
     American Stock Transfer and
     Trust Company
     40 Wall Street
     New York, NY   10005
     (718) 234-2700