Form 10-K, Exhibit 13
period 1995-12-31
UNITED INDUSTRIAL CORP /DE/
filed 1996-03-28
CIK 101271

EXHIBIT 13


                                        United Industrial Corporation makes
                                        training and simulation systems,
                                        unmanned air vehicles, automated
                                        aircraft test and maintenance equipment, and combat vehicles and ordnance systems.

                                        It manufactures ground transportation
                                        components, automated weather reporting
                                        systems, and specialized firefighter
                                        training installations for domestic and
                                        international markets.

                                        The Company also produces energy systems and specialized plastic products.





              CONTENTS

              Financial Highlights                    1
-------------------------------------------------------
              Letter to Shareholders                  2
-------------------------------------------------------
              Year in Review                          5
-------------------------------------------------------
              Management's Discussion                17
-------------------------------------------------------
              Consolidated Financial Statements      20
-------------------------------------------------------
              Report of Independent Auditors         37
-------------------------------------------------------
              Corporate Organization                 39
-------------------------------------------------------
              Corporate and Shareholder Information  40
-------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------
                    United Industrial Corporation



--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)          1995             1994
================================================================================
Net sales                                          $   227,398       $   209,727
Net Income                                         $       888       $     5,212
Earnings per share                                 $       .07       $       .43

Dividends paid per share                           $       .26       $       .28

Shareholders' equity                               $    86,160       $    88,421
Shareholders' equity per share                     $      7.08       $      7.27

Sales backlog as of year end                       $   206,000       $   218,000

Shares outstanding                                  12,171,000        12,167,000
================================================================================

To Our Shareholders
--------------------------------------------------------------------------------

     United Industrial Corporation's net income in 1995 was $888,000 (7(cents) per share) compared with $5,212,000 (43(cents) per share) in 1994. Sales were $227 million in 1995 compared with $210 million in 1994. Business backlog at the end of 1995 was $206 million compared with $218 million at the end of 1994. During the year quarterly cash dividends of 7(cents), 7(cents), 7(cents), and 5(cents) were paid, totaling 26(cents) a share.

          After a long and distinguished tenure that began in 1960, Bernard Fein retired as President and Chairman of the Board of United Industrial Corporation. Harold S. Gelb, a private investor and a former senior partner of Ernst & Young, was elected Chairman. In the latter part of 1995, I accepted the position of UIC's President and Chief Executive Officer. I will continue to serve as President and CEO of AAI Corporation, UIC's largest subsidiary.

          United Industrial Corporation in 1995 experienced a year of both disappointment and promise. The disappointments are evident from the figures above, which show a steep decline in earnings. Profits were depleted by a number of charges arising largely from reserves taken on several contracts. The primary problem is an ongoing AAI program to upgrade four SH-60 helicopter training simulators for the U.S. Navy. This program has a long history going back to 1991. Over the years, substantial cost overruns have occurred principally as a result of actions by the customer, including requests for the performance of additional work and expensive schedule delays. We have filed a legal claim in the Armed Services Board of Contract Appeals, seeking monetary damages plus interest. While awaiting the outcome of this appeal, we have set aside reserves that we estimate will be adequate to finish the program in 1998. This has resulted in a pretax charge to 1995 earnings of approximately $6.6 million, which includes amounts to cover the costs of consolidating our helicopter simulator operations from Florida and North Carolina to our main facility at Hunt Valley, Maryland. To minimize the potential financial risk on future contracts, AAI has improved its processes for the acquisition of new business and the management of ongoing programs.

          AAI's crucial Defense Systems business increased this year despite massive industry consolidation. There was steady growth in sales for Pioneer unmanned air vehicles and for the widely used Moving Target Simulator (MTS II). The value of the JointSTARS simulator project was augmented. AAI's subsidiary Engineering Support, Inc. (ESI) had a notable competitive win in 1995, with the attainment of a contract for support of the Army's Gunnery Maintenance Trainer. ACL Technologies, an AAI subsidiary that manufactures fluid test systems, garnered strong bookings and sales.

          Weather Systems scored successes not only with its well-known ASOS, which has been installed at hundreds of U.S. airports, but also with its newer NEXWOS and ASOS II systems. The latter chalked up sales in both Saudi Arabia and Latvia. Transportation Systems progressed towards its goal of becoming a leading American producer of transit components, expanding its position in both overhaul and manufacturing. However, when the Los Angeles Transit Authority reduced by 25 percent its order for light rail cars from Siemens Transportation Systems, it became unprofitable for AAI to produce the car shells for this project. Consequently, in line with our determination to ensure profitability, we agreed with Siemens to terminate our subcontracting arrangement.

          In an auspicious event this year, the International Standards Organization granted AAI its highest level of certification, ISO 9001. This quality standard is recognized by more than 100 countries, and thus is vital to AAI's effort to grow its international sales. Moreover, since the U.S. military is urging defense contractors to use commercial standards, AAI's top ISO ranking will strengthen our position in the increasingly competitive Department of Defense marketplace.

          As for UIC's other subsidiaries, all three showed outstanding results in 1995. For Symtron Systems, Inc., major sales of its Airport Rescue Fire Fighter Trainers to Chicago O'Hare International Airport, Washington Dulles International Airport, and the Helena, Montana, regional airport were the chief contributors to a banner year. Detroit Stoker Company registered a 17 percent increase in sales, the lion's share attributable to its versatile Hydrograte(R) stoker that can create energy from an amazing variety of biomass fuels, ranging from paper mill wood waste to sunflower hulls. Lastly, Neo Products, aided by new injection-molding equipment, nearly doubled the previous year's operating income.

          I am pleased to announce three important corporate appointments: James
     H. Perry, UIC's Treasurer, as Chief Financial Officer; Robert W. Worthing, an experienced member of AAI's senior management team, as UIC's Vice President and General Counsel; and Susan Fein Zawel, UIC's Secretary and Associate General Counsel, as Vice President Corporate Communications.

          The future--1996 and beyond--holds promise for UIC. In 1995 a comprehensive strategic plan was formulated. The plan identified the Company's core competencies, its markets and strategies for growth. In the near term, we will focus on increasing market share in transit, firefighter training, and weather reporting systems while maintaining a strong position in the defense and stoker businesses. And, of course, the overall goal is the enhancement of shareholder value.


     /s/ Richard R. Erkeneff
     Richard R. Erkeneff             March 3, 1996
     President and Chief Executive Officer


A Message from Harold S. Gelb, Chairman of the Board

          As the new Chairman of the Board of United Industrial Corporation, I welcome this opportunity to tell you about important changes in Board membership. Bernard Fein retired after 35 years of outstanding contributions to UIC and was named Chairman Emeritus. I was elected Chairman of the Board and Howard M. Bloch was elected Vice Chairman. Following the resignations of directors Maurice Rosenthal and Rick Bierman, we were fortunate to add to our Board Edward C. "Pete" Aldridge, Jr., Richard R. Erkeneff, and Susan Fein Zawel. Pete Aldridge is a former Secretary of the Air Force and is President and CEO of The Aerospace Corporation. Myron Simons will retire in May 1996 after years of diligent service, and the Board has nominated as his replacement E. Donald Shapiro, former dean and a Professor of Law at New York Law School and a director of a number of companies, including Loral Corporation. As you can see, we have broadened the Board with outside directors whose diverse experience and independent judgment will help us achieve our corporate objectives. With the Board's direction, our new President, Dick Erkeneff, and his management team are taking actions aimed at improving the Company's financial performance and increasing the value of your investment.

  Within the huge dome
  ----------------------
  of a Moving Target
  ----------------------
  Simulator, a computer                 [PHOTOGRAPH OMITTED]
  ----------------------
  directs the action
  ----------------------
  as soldiers practice
  ----------------------
  aiming and firing
  ----------------------
  antiaircraft missiles.
  ----------------------

The Year in Review
--------------------------------------------------------------------------------


AAI CORPORATION
         -----------------------------------------------------------------------

     For AAI, 1995 was a year in which sales were up and the company became more profitable and competitive. But charges related to past contracts eroded earnings.

          Most serious was the charge on a single defense program that AAI was awarded years ago. Management in 1995 set aside financial reserves that are expected to be sufficient to offset the substantial added costs incurred on this contract. Legal claims have been filed to recover contract expenditures to which AAI believes it is entitled.

          On the positive side, AAI in 1995 achieved the coveted ISO 9001 Certification, an internationally recognized quality standard for both commercial and defense work. Certification will give the company an edge in the struggle for competitive contracts. In its core Department of Defense
     (DOD) business, AAI maintained leadership in computerized training simulators and unmanned air vehicles. In the non-DOD marketplace, AAI grew its weather monitoring business, with the introduction of an important new product, and its transit business, with contracts for the refurbishing of passenger rail cars. AAI's wholly owned subsidiaries, Engineering Support, Inc. and ACL Technologies, both enhanced their market share.


Defense Systems

     AAI's highly regarded computerized training simulators contribute significantly to the company's defense sales. Designed and built-to-order for military customers, AAI simulators provide a superior, cost-effective way for troops to master the intricacies of sophisticated weapons systems. An example is AAI's popular Moving Target Simulator (MTS II), which enables trainees to practice aiming and firing antiaircraft missiles without danger to themselves or others. Within a 40-foot-diameter dome, the MTS II computer projects graphic images with realistic infrared signatures of air-combat scenarios. As simulated missiles are fired, the computer records hits and misses. MTS II systems are presently in service in the U.S. and five other countries. A $6 million order from Japan was received in 1995 and will be delivered in 1996.

AAI's computerized training
------------------------------
simulators help troops master                [PHOTOGRAPH OMITTED]
------------------------------
sophisticated weapons systems.
------------------------------

          AAI is currently building an important new simulator for the U.S. Air
     Force: the computerized maintenance trainer for the Joint Surveillance Target Attack Radar System (JointSTARS). An airborne ground-surveillance system, JointSTARS employs a specially equipped E-8C aircraft to monitor troop maneuvers and other ground activity, then relays the information to a command center. Using the JointSTARS maintenance trainer, Air Force technicians learn how to service the radar sensor and computers that are the heart of the apparatus. In 1995 the Air Force expanded the AAI project by enlarging the trainer's specifications and exercising an option for a second one. Total value of the contract is now over $17 million.

          Most of the electronic combat trainers used by the U.S. armed forces were built by AAI; at present, two different systems are in production. The Simulator for Electronic Combat Training, a computer-based system that generates a synthetic electronic combat environment, is scheduled for completion and delivery in August 1996. And the Compass Call Mission Simulator is receiving major modification under a 1995 Air Force contract worth $3.5 million, with an additional $4 million anticipated in 1996.

          AAI is part of a team that in 1995 was awarded the first phase of an innovative program to develop the Fire Support Combined Arms Tactics Trainer (FSCATT), a simulator that provides tactical experience to howitzer crews. FSCATT is an example of what many regard as the next generation in training simulators: distributive interactive systems. Thus, howitzer crews using FSCATT will be able to interact with soldiers using other simulator training systems--such as drivers of simulated tanks, or pilots of simulated airplanes--all within the same virtual reality battlefield. AAI's share of the initial development contract is $4 million. Production contracts will be awarded in 1996.

          Pioneer UAV, Inc., a joint venture between AAI and Israel Aircraft Industries, has had a busy year filling U.S. Navy orders for 30 of the Pioneer unmanned air vehicles that won plaudits in the Persian Gulf War. In September 1995, two months ahead of the scheduled delivery date to the Navy, the men and women of the Pioneer production team at AAI proudly rolled out the first of the 14-foot-long, 463-pound reconnaissance aircraft. The remaining Pioneers will be delivered through September 1996. Further orders are expected in 1996, and annual sustainment orders are anticipated for the foreseeable future. AAI also has increased its UAV business with contracts to augment the capabilities of the Pioneer system, refurbish existing aircraft, provide logistical support, and produce spare parts. Pioneer pilotless drones are now in use by the U.S. Navy and Marine Corps, based on land and aboard ships. In addition, a test system and a training system are operational.

AAI's Pioneer production team is
---------------------------------
filling U.S. Navy orders for the               [PHOTOGRAPH OMITTED]
---------------------------------
unmanned air vehicles that won
---------------------------------
plaudits in the Persian Gulf War.
---------------------------------

  The complex internal
  --------------------
  components of this
  --------------------
  Pioneer unmanned air               [PHOTOGRAPH OMITTED]
  --------------------
  vehicle are checked
  --------------------
  out meticulously by
  --------------------
  an experienced AAI
  --------------------
  production team.
  --------------------

  Skilled technicians
  --------------------
  calibrate sensors               [PHOTOGRAPH OMITTED]
  --------------------
  for AAI's Next
  --------------------
  Generation Weather
  --------------------
  Observation System.
  --------------------

ESI

     Engineering Support, Inc. (ESI), a wholly owned AAI subsidiary with nearly 300 employees, enjoyed an outstanding year in 1995, with over $21 million in sales and higher earnings. ESI markets on-site logistical support for government-owned equipment, especially simulation systems. The subsidiary scored a major win in 1995, overcoming competition to capture a $15.4 million contract from the U.S. Army's Simulation Training and Instrumentation Command for support of Gunnery Maintenance Trainers. ESI also won 1995 contracts for logistical support of the Air Force's EF/F-111 flight simulator at Cannon Air Force Base, New Mexico, and SIMNET, the simulation networking system headquartered at Fort Knox, Kentucky, and deployed worldwide.


ACL Technologies

     AAI's Santa Ana, California, subsidiary, ACL Technologies, a leading producer of hydraulic test equipment for the commercial aviation market and the Department of Defense, had an excellent year with sales of $13.8 million, up 35 percent from 1994. Now underway is a project for the automation of Hamilton Standard's facility for producing fuel controls for jet aircraft. Domestically 1995 orders included contracts from American Airlines, Moog, and Aeroquip, the world's largest manufacturer of pressure hoses. International orders, about a third of total business, came from Korea, Brunei, Turkey, Indonesia, Singapore, United Kingdom, South Africa, Brazil, and China.


Weather Systems

     In 1995 AAI deployed 148 additional Automated Surface Observing Systems
     (ASOS) at the nation's airports, as specified by the company's recently restructured contract with the National Oceanographic and Atmospheric Administration (NOAA). Nearly 700 airports now have ASOS installations. The revised contract extends the NOAA-funded program to run through 1997 and increases its total value by $10 million. AAI is also actively pursuing several other ASOS markets and has booked 15 sales to the U.S. Air Force for 1996.

          AAI is proud of ASOS. Designed and assembled at the company's Hunt Valley, Maryland, facility, it has proved its effectiveness under the most severe climatic conditions on the planet. In 1995 AAI shipped two systems for Greenland--the fifth and sixth systems to be installed there--and the Navy has already set up two systems in Antarctica. Repeat orders for ASOS from such demanding locations attest to the reliability and durability of the product.

          AAI's newly introduced Next Generation Weather Observation System (NEXWOS) meets the need for a technologically advanced but lower-priced product. The cost advantage of NEXWOS makes it especially attractive for smaller airports, heliports, and offshore oil platforms. During its first year, NEXWOS was certified by the Federal Aviation Administration and won contracts from customers in North Carolina, Tennessee, Kentucky, Louisiana, Virginia,

     South Dakota, and Connecticut. Preliminary indications are that sales will grow significantly in 1996.

          ASOS II, an international version of NEXWOS, was successfully launched in 1995 with a 22-system sale to Saudi Arabia and a contract from Latvia for Riga International Airport. ASOS II was displayed at the World Meteorological Organization Conference in Geneva and also at the Paris Air Show.


Transportation Systems

     AAI's transportation subsidiary, Electric Transit, Inc. (ETI), has fulfilled the first phase of its contract to produce a fleet of 61 electric trolley buses for the Miami Valley Regional Transit Authority in Dayton, Ohio. A joint venture between AAI and a Czech Republic firm, SKODA, ETI accomplished the on-time delivery of three production prototype trolley buses. These nonpolluting vehicles are funded in large part by Federal Transit Administration clean air funds. After customer evaluation and approval, full-scale production will begin in late spring 1996. Meanwhile, ETI is competing for a sizable trolley contract to be awarded by San Francisco in 1996 and is seeking other opportunities elsewhere in the U.S. market.

AAI transportation is expanding
-------------------------------
its position in both transit               [PHOTOGRAPH OMITTED]
-------------------------------
overhaul and manufacturing.
-------------------------------

          During 1995 AAI's transportation division expanded its position in both transit overhaul and transit manufacturing. This work requires precise heavy fabrication and welding skills that AAI has perfected over the years while working on Department of Defense hardware.

          In transit overhaul, a $2.4 million contract to refurbish 28 MARC II heavy rail cars for the Maryland Department of Transportation commuter rail service was successfully completed as scheduled. Another transit project now in progress calls for the repair of 111 trucks--the assembly to which train axles and wheels are attached--for Maryland's light rail system that connects Baltimore and its suburbs.

          In transit manufacturing, AAI is fabricating a large number of trucks and bolster beams for the Southeast Pennsylvania Transit Authority under a $4.1 million contract from ABB Australia. The new heavy commuter rail cars will serve Philadelphia on the Market-Frankford subway.

          Another manufacturing project, to produce 18 new light rail cars for Maryland's Central Light Rail Line, brought AAI $6 million in subcontracts from ABB Sweden to build the car shells, and from Adtranz in Elmira, New York, to build the trucks. After the propulsion systems and other interior equipment are installed, AAI will complete the assembly of the cars. The finished trains will provide improved transportation to the Baltimore-Washington International Airport, Penn Station (Baltimore), and the industrial base around Hunt Valley, Maryland.

  Workers test the
  ---------------------
  wiring panel and
  ---------------------
  other features on a               [PHOTOGRAPH OMITTED]
  ---------------------
  production prototype
  ---------------------
  electric trolley bus,
  ---------------------
  preparing it for
  ---------------------
  delivery on schedule.
  ---------------------

SYMTRON SYSTEMS, INC.
         -----------------------------------------------------------------------

     United Industrial's producer of computer-based simulation systems for training firefighters achieved record sales of $11.6 million in 1995, more than double the sales of the previous year. Bookings soared 62 percent, reflecting substantial contract awards for the company's patented Aircraft Rescue Fire Fighter Trainer (ARFFT).

Symtron's computer-controlled
-----------------------------
Aircraft Rescue Fire Fighter               [PHOTOGRAPH OMITTED]
-----------------------------
Trainer is environmentally
-----------------------------
friendly and safer to use.
-----------------------------

          The new contracts came from Chicago O'Hare International Airport, Washington Dulles International Airport, and the Helena, Montana, regional airport. Installation of these state-of-the-art systems is currently in progress at all three sites, with work scheduled to be completed in 1996.

          In contrast to older training systems that burned highly polluting and hazardous aviation fuel, Symtron's computer-controlled liquid propane system is environmentally friendly and safer to use. The ARFFT includes a large mock-up of a crashed fuselage situated in a 125-foot-diameter burn area. A computer operator can ignite or extinguish the flames with a single keystroke, lessening risk to trainees learning how to rescue passengers from burning planes.

          A Structural Fire Fighter Trainer ordered in 1995 for Henderson, Nevada, will serve as a regional center at which local firefighters can upgrade their skills in combating home and other building fires. Structural systems also were purchased this year by a community college in Clinton, Michigan, and a fire department in Kassell, Germany.

          Symtron's Military Fire Fighter Trainer Program was awarded $2.7 million in increased payments on U.S. Navy contracts for systems that teach sailors how to deal with shipboard blazes. The recently passed Defense Appropriation bill offers the company the prospect of orders for a significant number of structural fire trainers to be installed on U.S. Army bases.

          In development at Symtron is a Mobile Aircraft Rescue Fire Fighter Trainer (MARFFT), a portable system that will be transported from site to site on two trailers and shared inexpensively among smaller airports.

An airport rescue
---------------------
crew uses Symtron's
---------------------
ARFFT to learn how to               [PHOTOGRAPH OMITTED]
---------------------
extinguish intense
---------------------
fuel-spill fires.
---------------------

This Hydrograte
---------------------
stoker in Flint,
---------------------
Michigan, burns                    [PHOTOGRAPH OMITTED]
---------------------
biomass wood waste to
---------------------
generate electricity.
---------------------

DETROIT STOKER COMPANY
         -----------------------------------------------------------------------

     United Industrial's energy-systems subsidiary registered a sharp gain in operating income in 1995 as a result of a 17 percent increase in sales coupled with savings from cost containment measures.

          More than 75 percent of Detroit's 1995 contracts were for Hydrograte(R) stokers and upgrading of existing stoker installations. The Hydrograte has long been popular in the pulp and paper industry, where wood waste is burned to generate process steam and electricity. This year the largest Hydrograte ever built at Detroit's Monroe, Michigan, facility was exported to Fraser Paper in New Brunswick, Canada. In addition to wood waste, other renewable biomass fuels are finding increasing favor worldwide, including such agricultural waste products as bagasse, olive pits, chicken litter, and sunflower hulls. A Hydrograte now being installed by Detroit in Bahia Blanca, Argentina, for the Cargill Corporation will be fueled with sunflower hulls. Combustion of biomass generally produces extremely little pollution, as compared with the fossil fuels.

Detroit's Hydrograte can burn
------------------------------
renewable biomass fuels that               [PHOTOGRAPH OMITTED]
------------------------------
produce very little pollution.
------------------------------

          Aftermarket sales of stoker replacement parts and retrofits remained strong in 1995, delivering profit margins that contributed significantly to earnings. Over the past two years Detroit's experienced sales and service personnel boosted the company's market share of this business by about 6 percent.

          Detroit's product line of natural gas and oil burners are being successfully installed on both new and older industrial boilers. The burners are designed to meet federal and state environmental laws requiring low emission levels of nitrous oxides. A recent contract from General Motors involved the repowering and fuel conversion of two existing boilers at the firm's Pontiac, Michigan, fabrication plant.


NEO PRODUCTS COMPANY
         -----------------------------------------------------------------------

     United Industrial's Chicago-based producer of custom thermoplastic parts saw record sales in 1995 and operating income nearly double that of 1994. Neo is molding all of the fuel tank reservoirs for two 1997 General Motors car models. A $4.7 million supply agreement with Tenex Corporation calls for the fabrication of a variety of office wastebaskets. Neo expects to continue its investment in modern capital equipment.

   CONTENTS

   Management's Discussion and Analysis of
   Financial Condition and Results of Operations       17
---------------------------------------------------------
   Consolidated Balance Sheets                         20
---------------------------------------------------------
   Consolidated Statements of Operations               22
---------------------------------------------------------
   Consolidated Statements of Cash Flows               23
---------------------------------------------------------
   Notes to Consolidated Financial Statements          24
---------------------------------------------------------
   Report of Independent Auditors                      37
---------------------------------------------------------
   Five-Year Financial Data                            38
---------------------------------------------------------

Management's Discussion and Analysis
--------------------------------------------------------------------------------
   of Financial Condition and Results of Operations


Results of Operations

     Net sales of $227,398,000 in 1995 rose by 8% from 1994. The increase was attributable to all segments. In the defense segment, which recorded a 7% increase, the Company's diversification into transportation systems has resulted in initial program sales, and the recovery of the commercial airline industry has boosted sales of hydraulic test equipment. The synergies achieved through the combination of Symtron's engineering capabilities and AAI's manufacturing and installation capabilities have contributed to a better than twofold increase in sales of firefighter systems. In 1994, due to an overall reduction in defense spending, net sales of $209,727,000 were $43,266,000 lower than 1993 net sales of $252,993,000. The defense segment's business is heavily influenced by changes in the budgetary plans and procurement policies of the U.S. Government. Reductions in defense spending and program cancellations in recent years have adversely affected operating results. Further, government contracts are subject to price redetermination under certain circumstances and may be terminated for the convenience of the government. The Company intends to maintain a strong focus on Department of Defense (DOD) opportunities and believes it is well positioned over the long term to benefit from the demand for advanced technological systems by the U.S. and foreign governments. Sales to agencies of the U.S. Government, primarily by the defense segment, were $154,346,000 in 1995, $159,766,000 in 1994, and $172,169,000 in 1993. The Company's energy segment recorded a 17% increase in sales in 1995 as compared to 1994, primarily due to increased volume of sales of Hydrograte stokers. Sales in 1994 trailed those in 1993 by $2,559,000 generally due to lower stoker sales.

     Gross profit amounted to $45,259,000 or 19.9% in 1995, $46,951,000 or 22.4%
in 1994, and $43,503,000 or 17.2% in 1993. In 1995, the reduction of gross profit in the defense segment resulted primarily from the recognition of approximately $10,200,000 of losses on contracts compared to $5,600,000 of losses in 1994. In 1993, such contract losses were $28,000,000. In 1995, these losses primarily pertain to reserves taken on one contract: a helicopter simulator program that eroded the current year's pretax earnings by about $6,600,000, of which approximately $5,100,000 was recorded in December when the Company finished its latest estimate to complete. The integration phase of this project has started and remains on schedule. The Company is optimistic that it has sufficiently reserved for costs to complete this contract. Also in the fourth quarter of 1995, the Company recorded a $2,000,000 charge to reflect certain finished goods and work in progress inventories related to a particular program at net realizable value. Partially offsetting these charges was the increased profitability of the Company's hydraulic test equipment business and growth in sales of certain highly profitable operational and maintenance training simulators. The increased gross profit in the energy segment was essentially due to the increased volume and profit margins on sales of Hydrograte stokers. The increase in gross profit in 1994 compared to 1993 represents improved profit performance by the defense subsidiary, including the Company's efforts to control costs on certain major long-term contracts, partially offset by lower sales of stoker equipment at the energy segment.

     Selling and administrative expenses as a percentage of sales were 18.1% in 1995, 19.1% in 1994, and 17.2% in 1993. The decrease in 1995 has resulted from the elimination of certain expenses produced by the Company's organizational changes in 1994 and 1993, partially offset by a $1,000,000 charge related to the 1994 acquisition of Symtron (see Note 7). The increased percentage in 1994 was due to the reduction in sales in that year. Interest income was $1,201,000 in 1995, $1,840,000 in 1994, and $3,650,000 in 1993. The decrease in interest income was principally due to the reduced note receivable balance resulting from the installment payments on such note receivable which had a 14% interest rate.

     Interest expense was $2,360,000 in 1995, $3,202,000 in 1994, and $3,011,000
in 1993. Decreased borrowings in 1995 resulted in lower interest expense. In 1994, decreased average borrowings were offset by higher interest rates.

     In 1995, net income of $888,000 decreased $4,324,000 from $5,212,000 in
1994. These results compare to a loss of $12,017,000, before the effect of changes in accounting, in 1993. The reduction of net income in 1995 resulted primarily from the recognition of losses of approximately $12,200,000 by the defense subsidiary on certain long-term contracts and inventory write-offs mentioned earlier. In the Company's energy segment, increased sales volume and improved profit margins were the primary reasons behind its improved results. Net income in 1994 includes a net pension curtailment gain of $928,000 (see Note
11). In 1993, the net loss included a restructuring charge at AAI Corporation of $22.5 million (see Note 17). A major portion of the charge resulted from the termination of operations of AAI/MICROFLITE, a business acquired in 1991. Also in 1993, the net loss was reduced by $1,288,000 for tax credits for research and experimental expenditures and $994,000 resulting from a net cumulative effect of changes in accounting principles.


Liquidity and Capital Resources

     Cash and cash equivalents amounted to $11,915,000 at the end of 1995, $6,132,000 at the end of 1994, and $3,906,000 at the end of 1993. The Company's principal uses of capital during the past several years related to acquisitions, new projects and the repayment of long-term debt. In January 1994, the Company acquired Symtron Systems, Inc., a business engaged in the development and production of patented firefighter trainers (see Note 7). Symtron serves both government and commercial markets. Net advances of $9,316,000 have been made to Symtron since its acquisition. The Company anticipates that the receipt of new contracts will enable Symtron to become self-financing. Symtron's backlog at December 31, 1995 has more than doubled from a year earlier. In 1995, the Company made a $1,000,000 payment to the previous shareholders of Symtron based on the profits on contracts existing at the acquisition date in accordance with the purchase agreement. Additionally, contingent amounts are payable if certain pretax profits, as defined in the purchase agreement, are earned for each of the years in the four year period ending December 31, 1998. Other new commercial ventures include AAI's entry into the transit systems market and introduction of the Next Generation Weather Observing System (NEXWOS)and
ASOS II. In 1995, AAI's transportation subsidiary, Electric Transit, Inc.
(ETI), a joint venture between AAI and a Czech Republic firm, SKODA, delivered on schedule the first pre-production electric trolley bus to the Miami Valley Regional Transit Authority (MVRTA) for service in the Dayton, Ohio, area.
In 1994, ETI emerged the winner of a competition to build a fleet of 63 (subsequently reduced to 61) electric trolley buses for the MVRTA. Also in 1995, ASOS II sales were recorded to Saudi Arabia and Latvia. The Company intends to continue increasing its diversification into non-DOD markets.

     The Company expects to meet its cash requirements for 1996, including amounts necessary to fund new business ventures described above, from operations and borrowings under its exisiting lines of credit. The Company's defense subsidiary has a revolving credit arrangement and note agreement that contain restrictive covenants with respect to payment of dividends or advances and loans to the Company. These restrictions have not materially affected the Company's ability to meet its cash requirements. Annual installment payments of $8,540,000 on the Company's note receivable concluded in February 1995; interest income related to this note decreased by approximately $997,000 in 1995 and $1,196,000 in 1994. Factors relating to the amounts of cash from operating, financing and investing activities are explained in detail in the Consolidated Statements of Cash Flows.

     The Company's cash dividends of $.26 per share in 1995, $.28 per share in 1994, and $.44 per share in 1993, amounted to aggregate payments of $3,165,000 in 1995, $3,425,000 in 1994, and $5,381,000 in 1993. In 1994, the Company's
customary fourth quarter dividend was declared in February 1995 ($.07 per share).

     The ratio of current assets to current liabilities was 2.1 at the end of 1995, 2.3 at the end of 1994, and 2.0 at the end of 1993. The current ratio decreased in 1995 principally due to the increase in the current portion of long-term debt and increased in 1994, principally due to reductions in accounts receivable from the U.S. Government and short-term borrowings.

--------------------------------------------------------------------------------

     Capital expenditures were $5,705,000 in 1995, $4,146,000 in 1994, and $5,931,000 in 1993. There are no material commitments for acquisition of capital assets as of December 31, 1995.

     On October 13, 1994, AAI entered into a two-year revolving credit agreement with two banks for $20,000,000, including a commitment for up to $10,000,000 for commercial letters of credit. The revolving credit is limited to a percentage of the eligible accounts receivable, as defined. Immediately prior to entering into this credit facility, AAI prepaid $5,000,000 of the $25,000,000 notes payable with certain insurance companies, thereby reducing the outstanding principal balance to an aggregate of $20,000,000. (See Note 6 for further information concerning these agreements.)

     At December 31, 1995 and 1994, AAI's net assets of approximately $68,400,000 and $66,000,000, respectively, were restricted under debt agreements.

     Under an additional $9,000,000 line-of-credit agreement with a bank, which expires June 30, 1996, the Company may borrow up to $9,000,000 including a commitment for up to $4,000,000 of commercial letters of credit. A wholly owned subsidiary is also a party to this agreement and may use up to $1,000,000 of the line-of-credit. At December 31, 1995 the unused portion of this credit line was $4,000,000. This agreement incorporates the covenants of the note purchase guarantee agreement and is guaranteed by a subsidiary of the Company. The Company believes it will be able to renew this agreement or obtain comparable financing on substantially similar terms.

     Long-term debt less the current portion amounted to $13,750,000, $20,000,000, and $25,000,000 at December 31, 1995, 1994 and 1993, respectively.
The debt amounted to 13.8%, 18.4% and 22.6% of total capitalization in 1995, 1994, and 1993, respectively.

     Earnings per share has been computed using the weighted average number of the common and common equivalent shares outstanding and the assumed exercise of all stock options having exercise prices less than the average market price of the common stock using the treasury stock method.

Environmental and Other Litigation

     The Company and the State of Arizona signed a Consent Decree and Work Plan to settle a suit related to a small manufacturing facility operated by the Company between 1959 and 1960. Without admitting liability, and in exchange for a full release from liability by the State of Arizona Department of Environmental Quality, the Company has agreed to undertake and pay for a Remedial Investigation and Feasibility Study plus amounts for past and future costs. The total estimated cost to the Company is approximately $1,900,000, including the Company's best estimate of its share of the clean-up costs, which are capped at $1,120,000 (see Note 16).

     In May 1995, a subsidiary of the Company submitted a Request for Equitable Adjustment to the U.S. Government for approximately $11,800,000 related to a helicopter simulator contract (see Note 16). While the Company believes that the formal claims asserted against the customer are meritorious, the customer has asserted substantive defenses to these claims. Because the proceedings are currently in the discovery phase, it is not possible at this time to determine the ultimate amount of recovery of these costs.

Consolidated Balance Sheets
--------------------------------------------------------------------------------
   United Industrial Corporation


================================================================================
(Dollars in thousands)                  December 31        1995           1994
--------------------------------------------------------------------------------

Assets
Current Assets
   Cash and cash equivalents                             $ 11,915       $  6,132
   Trade receivables:
     U.S. Government                                       20,650         24,613
     Other                                                 12,261          8,951
--------------------------------------------------------------------------------
                                                           32,911         33,564

   Inventories                                             47,922         53,486
   Note receivable -- current portion                        --            8,540
   Prepaid expenses and other
     current assets                                         1,761          1,667
   Deferred income taxes                                    6,487          3,169
--------------------------------------------------------------------------------
Total Current Assets                                      100,996        106,558
--------------------------------------------------------------------------------
Other Assets                                               39,524         37,022

Property and Equipment
Land                                                        1,886          2,471
Buildings and improvements                                 48,106         47,736
Machinery and equipment                                    73,978         72,157
Furniture and fixtures                                      5,253          5,360
--------------------------------------------------------------------------------
                                                          129,223        127,724
   Less allowances for depreciation
     and amortization                                      86,637         82,510
--------------------------------------------------------------------------------
                                                           42,586         45,214
--------------------------------------------------------------------------------
                                                         $183,106       $188,794
================================================================================

================================================================================
(Dollars in thousands)                     December 31      1995         1994
--------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current Liabilities
   Short-term borrowings                                 $   3,000    $   4,200
   Accounts payable                                         10,132        8,769
   Accrued employee compensation and taxes                   6,536        6,526
   Customer advances                                         6,384        6,981
   Provision for contract losses                            10,751       10,474
   Federal income taxes                                       --          3,333
   Current portion of long-term debt                         6,250         --
   Other liabilities                                         4,472        5,664
--------------------------------------------------------------------------------
Total Current Liabilities                                   47,525       45,947
--------------------------------------------------------------------------------

Long-Term Debt, Less Current Portion                        13,750       20,000
Postretirement Benefits Other Than Pensions                 21,322       20,618
Other Liabilities                                            4,529        4,580
Deferred Income Taxes                                        9,820        9,228
Shareholders' Equity
   Common stock-par value $1.00 per share
   Authorized shares -- 15,000,000
   Outstanding shares:
   1995 -- 12,170,793; 1994 -- 12,167,493                   14,374       14,374
   Additional capital                                       91,421       94,596
   Retained earnings (deficit)                              (2,311)      (3,199)
   Cost of shares in treasury:
   1995 -- 2,203,355 shares; 1994 -- 2,206,655 shares      (17,324)     (17,350)
--------------------------------------------------------------------------------
Total Shareholders' Equity                                  86,160       88,421
--------------------------------------------------------------------------------
                                                         $ 183,106    $ 188,794
================================================================================
See notes to financial statements

Consolidated Statements of Operations
--------------------------------------------------------------------------------
   United Industrial Corporation



================================================================================
(Dollars in thousands,
except per share data)  Year ended December 31    1995       1994       1993
--------------------------------------------------------------------------------
Net Sales                                      $ 227,398  $ 209,727  $ 252,993
Operating costs and expenses:
Cost of sales                                    182,139    162,776    209,490
Selling and administrative                        41,246     39,990     43,429
Pension plan curtailment
  income -- net                                     --         (928)      --
Loss (gain) on sale of assets -- net                 336     (1,166)    (1,595)
Other income -- net                                 (127)      (734)       (41)
Interest income                                   (1,201)    (1,840)    (3,650)
Interest expense                                   2,360      3,202      3,011
Restructuring charge                                --         --       22,500
--------------------------------------------------------------------------------
Total Operating Costs and Expenses               224,753    201,300    273,144
--------------------------------------------------------------------------------

Income (Loss) Before Income Taxes
  and Cumulative Effect of
  Accounting Changes                               2,645      8,427    (20,151)

Provision (credit) for income taxes
Federal:
  Current                                          4,139      2,232     (3,705)
  Deferred                                        (2,726)       522     (4,405)
State                                                344        461        (24)
--------------------------------------------------------------------------------
Income Taxes (Credit)                              1,757      3,215     (8,134)
--------------------------------------------------------------------------------

Income (Loss) Before Cumulative
  Effect of Accounting Changes                       888      5,212    (12,017)
--------------------------------------------------------------------------------

Cumulative effect as of January 1, 1993
  of changes in method of accounting for:
Postretirement benefits other
  than pensions, net of taxes                       --         --      (12,890)
Income taxes                                        --         --       13,884
--------------------------------------------------------------------------------
Net Income (Loss)                              $     888  $   5,212  $ (11,023)
--------------------------------------------------------------------------------

Earnings (Loss) Per Share:
  Earnings (loss) per share
    before cumulative effect of
    accounting changes                         $     .07  $     .43  $    (.98)
  Cumulative effect of
    accounting changes for:
  Postretirement benefits
    other than pensions                             --         --        (1.05)
  Income taxes                                      --         --         1.13
--------------------------------------------------------------------------------
Earnings (Loss) Per Share                      $     .07  $     .43  $    (.90)
================================================================================

See notes to financial statements

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
   United Industrial Corporation



================================================================================
(Dollars in thousands)   Year ended December 31     1995      1994       1993
--------------------------------------------------------------------------------

Operating Activities
--------------------------------------------------------------------------------
Net income (loss)                                $    888   $  5,212   $(11,023)
Adjustment to reconcile net income (loss)
  to net cash provided by
  operating activities:
Cumulative effect of changes in accounting for:
  Postretirement benefits other than pensions        --         --       19,531
  Income taxes                                       --         --      (13,884)
Depreciation and amortization                       8,300      8,291      7,430
Deferred income taxes                              (2,726)     1,223    (10,905)
Restructuring charge,
  net of expenditures of $7,928                      --         --       14,572
Loss (gain) on disposal of property
  and equipment                                       336     (1,166)    (1,595)
Changes in operating assets and liabilities, net:
  (Decrease) increase in current income taxes      (3,333)     6,951     (6,602)
  Decrease in trade receivables                       653     12,611      4,313
  Decrease (increase) in inventories                5,564     (6,218)     8,791
  (Increase) decrease in prepaid
    expenses and other current assets                 (94)     1,019       (964)
  Decrease in accounts payable, accruals,
    advances and other current liabilities           (139)    (6,081)    (9,222)
  Other -- net                                     (3,175)    (7,495)       536
--------------------------------------------------------------------------------
Net Cash Provided By Operating Activities           6,274     14,347        978
--------------------------------------------------------------------------------

Investing Activities
--------------------------------------------------------------------------------
Purchase of property and equipment                 (5,705)    (4,146)    (5,931)
Acquisition of business -- net of cash received      --       (2,291)      --
Net proceeds from disposals of property
  and equipment                                       370      7,264      2,374
Other -- net                                         --          590     (2,165)
Decrease in note receivable                         8,540      8,540      8,540
--------------------------------------------------------------------------------
Net Cash Provided By Investing Activities           3,205      9,957      2,818
--------------------------------------------------------------------------------

Financing Acitivities
--------------------------------------------------------------------------------
Increase in long-term liabilities                     653      2,468      1,951
Proceeds from borrowings                            9,000     12,000     12,721
Payments on long-term debt and borrowings         (10,200)   (33,500)   (12,880)
Dividends                                          (3,165)    (2,571)    (4,290)
Purchase of treasury shares                          --         (475)      --
Proceeds from exercise of stock options                16       --         --
--------------------------------------------------------------------------------
Net Cash Used in Financing Activities              (3,696)   (22,078)    (2,498)
--------------------------------------------------------------------------------
Increase in Cash and Cash Equivalents               5,783      2,226      1,298
--------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year      6,132      3,906      2,608
--------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year         $ 11,915   $  6,132   $  3,906
================================================================================

See notes to financial statements

Notes to Financial Statements
--------------------------------------------------------------------------------
   United Industrial Corporation


NOTE 1.  NATURE OF OPERATIONS
--------------------------------------------------------------------------------

     United Industrial Corporation is a high technology company applying the majority of its resources to the research, development and production of military electronics and aerospace systems and components under defense contracts. Other products include weather monitoring systems, transportation systems, firefighter training systems, energy systems for industry and utilities, and plastic products.

     The principal lines of business are defense and related products, energy generating systems and plastic products.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Use of Estimates in the Preparation of Financial Statements:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Principles of Consolidation:

     The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the prior years have been reclassified to conform to the current year's classifications. The Company includes in income its proportionate share of the net earnings or losses of unconsolidated investees, when the Company's ownership interest is between 20% and 50%.

Cash Equivalents:

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount of these investments reported in the balance sheet approximates their fair value.

Inventories:

     Inventories are stated at the lower of cost or market. At December 31, 1995 and 1994, approximately 7% of total inventory was priced by the last-in, first-out (LIFO) method with the remainder priced at actual, average, or standard cost. If the first-in, first-out (FIFO) method of inventory pricing had been used, inventories would have been approximately $4,177,000 higher than reported on December 31, 1995 and $4,174,000 higher than reported on December 31, 1994. In 1994 certain inventory quantities were reduced, resulting in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect was to increase net income by $159,000 ($.01 per share) in 1994.

     Inventories include amounts principally related to long-term contracts of the Company's defense subsidiary, as determined by the percentage-of-completion method of accounting. Sales and gross profit are principally recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Alternatively, certain contracts provide for the production of various units throughout the contract period and these contracts are accounted for based on the units delivered. See Note 4.

Property and Equipment:

     Property and equipment are stated at cost. The policy of the Company is to provide for depreciation on the straight-line, sum-of-the-years digits, and declining-balance methods, by annual charges to operations calculated to amortize the cost over the estimated useful lives of the various classes of property.

Earnings per Share:

     Earnings per share has been computed using the weighted average number of the common and common equivalent shares outstanding, and assuming exercise of all stock options having exercise prices less than the average market price of the common stock using the treasury stock method: 12,193,179 in 1995, 12,241,503 in 1994, and 12,258,693 in 1993.


Stock Based Compensation:

     The Company grants stock options for a fixed number of shares to employees with an exercise price not less than market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and intends to continue to do so.

New Accounting Pronouncements:

     In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company will adopt SFAS No. 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

NOTE 3. TRADE RECEIVABLES
--------------------------------------------------------------------------------

     Amounts due from the U.S. Government primarily related to long-term contracts of the Company's defense subsidiary were as follows:

(Dollars in thousands)                  December 31           1995          1994
--------------------------------------------------------------------------------
Amounts billed                                             $13,882       $18,741
Unbilled recoverable costs and earned fees                   6,521         5,500
Retainage per contract provisions                              247           372
--------------------------------------------------------------------------------
                                                           $20,650       $24,613
================================================================================

     Billed and unbilled amounts above include $4,405,000 and $4,415,000 at December 31, 1995 and 1994, respectively, related to contracts for which the Company's defense subsidiary is a subcontractor to other government contractors. Unbilled recoverable costs and earned fees substantially represent amounts that will be collected within one year. Retainage amounts will generally be billed over the next twelve months.

NOTE 4.  INVENTORIES
--------------------------------------------------------------------------------

(Dollars in thousands)                      December 31      1995        1994
--------------------------------------------------------------------------------
Finished goods and work in progress                        $ 13,642    $ 16,537
--------------------------------------------------------------------------------
Costs and earnings relating to long-term contracts           61,906      67,105
Deduct progress payments related to long-term contracts     (32,363)    (34,608)
--------------------------------------------------------------------------------
Costs and earnings in excess of billings                     29,543      32,497
--------------------------------------------------------------------------------
Total finished goods and work in progress                    43,185      49,034
Materials and supplies                                        4,737       4,452
--------------------------------------------------------------------------------
                                                           $ 47,922    $ 53,486
================================================================================

     The inventoried costs associated with long-term contracts include costs and earnings ($29,543,000 in 1995 and $32,497,000 in 1994) of incomplete contracts not yet billable to the customer. These amounts represent the difference between the percentage-of-completion method of accounting for long-term contracts used to record operating results by the Company's defense subsidiary and the amounts billable to the customer under the terms of the specific contracts. Estimates of final contract costs and earnings (including earnings subject to future determination through negotiation or other procedures) are reviewed and revised periodically throughout the lives of the contracts. Adjustments of earnings resulting from the revisions are recorded on a current basis. The Company recognized losses of $10,200,000 ($6,059,000, net of tax benefit, or $.50 per share) during 1995 and $5,600,000 ($3,461,000 net of tax benefit, or $.28 per share) during 1994, resulting primarily from revision of cost estimates on certain major long-term contracts. Some of these losses represent charges for costs incurred in excess of earnings under a certain government fixed price contract as a result of changes, delays and disruptions to that contract and that are currently the subject of formal claims asserted by the Company against the customer.

Costs and earnings in excess of billings include amounts on certain government contracts in excess of negotiated contract value. These amounts totalled approximately $12,000,000 at December 31, 1995 and $11,205,000 at December 31, 1994 and are or will be the subject of formal claims if not resolved via negotiation. The carrying amounts in costs and earnings in excess of billings are based on costs incurred to date and management's best estimate of the costs that will be incurred to complete performance of the related contract. Regarding a certain helicopter simulator program for the U.S. Government, the Company believes that the formal claims asserted against the customer are meritorious. The customer has asserted substantive defenses to these claims. Because the proceedings are currently in the discovery phase, it is not possible at this time to determine the ultimate amount of recovery of these costs. It is reasonably possible that the Company's estimates of recoverable costs may change in the near term as a result of the proceedings with respect to the Company's formal claims and other ongoing negotiations with the customer. Inventories do not include any significant amounts of unamortized tooling, learning curve, and other deferred costs, claims, or other similar items whose recovery is uncertain.

     The Company has estimated $7,700,000 as the net realizable value of certain non-contract related finished goods and work in progress inventory. The Company has identified a number of potential buyers for a substantial portion of the inventory. However, the Company faces significant competition from other producers of similar products. It is reasonably possible that the Company may not be able to finalize an agreement for the sale of this inventory due to competition and technological limitations. If this occurs, the net realizable value of this inventory could be reduced in the near term.


NOTE 5.  OTHER ASSETS
--------------------------------------------------------------------------------

(Dollars in thousands)                  December 31        1995            1994
--------------------------------------------------------------------------------
Net pension asset                                         $25,534        $22,337
Patents and other intangible assets                         9,771         11,464
Other                                                       4,219          3,221
--------------------------------------------------------------------------------
                                                          $39,524        $37,022
================================================================================

     Patents and other intangible assets represent assets acquired in connection with purchased businesses and are being amortized primarily on a straight-line basis over 5 to 15 years. Amortization expense amounted to $1,694,000 in 1995, $1,683,000 in 1994, and $538,000 in 1993. Accumulated amortization amounted to $5,003,000 and $3,309,000 at December 31, 1995 and 1994, respectively.

     During 1994, the Company acquired approximately $7 million of patents and other intangible assets related to the purchase of Symtron Systems, Inc.

NOTE 6.  LONG-TERM DEBT AND CREDIT ARRANGEMENTS
--------------------------------------------------------------------------------

     In 1992, AAI Corporation (a wholly owned subsidiary) entered into a note purchase agreement with certain insurance companies for $25,000,000. The proceeds of the note were principally used to repay the then outstanding borrowings of AAI. The interest rate is 8.65% and is payable semi-annually. AAI prepaid $5,000,000 of the note in 1994. The remaining principal is to be repaid in three equal annual payments of $6,250,000 commencing July 31, 1996, and a final payment of $1,250,000 in 1999.

     The Company is a guarantor of the agreement and together with AAI must comply with certain covenants including, but not limited to, provisions related to dividends, indebtedness, working capital, net worth, interest coverage and debt to equity ratios.

     On October 13, 1994, AAI entered into a two year revolving credit agreement with two banks for $20,000,000, including a commitment for up to $10,000,000 of commercial letters of credit. The revolving credit is limited to a percentage of the eligible accounts receivable, as defined. The agreement provides that AAI may select among several interest rate options. The agreement provides for restrictive covenants among which are the maintenance of a certain capital base, as defined; leverage and cash flow coverage ratios; limitations on indebtedness; and limitations on transfers of funds and use of such funds by the Company or its wholly owned subsidiaries. Borrowings under the credit agreement and the outstanding notes with the insurance companies are collateralized by the capital stock and assets of AAI and its wholly owned subsidiaries and certain wholly owned subsidiaries of the Company. Such borrowings are guaranteed by the Company, certain of its wholly owned subsidiaries and all AAI wholly owned subsidiaries. There were no borrowings outstanding under the credit agreement at December 31, 1995.

     At December 31, 1995 and 1994, AAI's net assets of approximately $68,400,000 and $66,000,000, respectively, were restricted under debt agreements.

     Under an additional line-of-credit agreement with a bank, the Company may borrow up to $9,000,000 including a commitment for up to $4,000,000 of commercial letters of credit. Detroit Stoker Company, a wholly owned subsidiary, also a party to the agreement, may use up to $1,000,000 of the line-of-credit including commercial letters of credit. At December 31, 1995, the unused portion of this credit line was $4,000,000 of which $2,000,000 may be used for commercial letters of credit. The credit agreement expires June 30, 1996, and requires commitment fees which are not material. The agreement incorporates the covenants of the note purchase guaranty agreement and is guaranteed by a subsidiary of the Company.

     The carrying amounts of the Company's borrowings under its short-term revolving credit agreements and long-term debt approximate their fair value.

     Interest expense was $2,360,000 in 1995, $3,202,000 in 1994, and $3,011,000
in 1993. Interest paid was $2,270,000 in 1995, $3,323,000 in 1994, and
$2,950,000 in 1993.

     The weighted average interest rate on short-term borrowings outstanding at December 31, 1995 and 1994, was 7.14% and 7.67%, respectively.


NOTE 7.  ACQUISITIONS
--------------------------------------------------------------------------------

     On January 18, 1994, the Company purchased all the outstanding shares of Symtron Systems, Inc. (Symtron), a producer of firefighter training simulators for government and commercial markets. The purchase price consisted of cash payments of $2,000,000, assumption of certain liabilities of approximately $5,900,000, and a contingent payment of up to $1,000,000, based on profits on contracts existing at the acquisition date. In 1995, the Company made the contingent payment of $1,000,000, which was classified as selling and administrative expense in the 1995 financial statements. Additionally, contingent amounts are payable if certain pretax profits, as defined in the purchase agreement, are earned for each of the years in the four year period ending December 31, 1998. Funds generated from operations and an existing line of credit were utilized to finance the purchase of Symtron.

     The acquisition was accounted for as a purchase; accordingly, the operations of Symtron are included in the Company's 1994 financial statements from the date of acquisition. Total revenues of Symtron in 1993 and 1992 were less than 3% of the consolidated sales of the Company and total assets were less than 2% of consolidated assets.

NOTE 8.  STOCK OPTIONS
--------------------------------------------------------------------------------

In May 1994, the shareholders approved the 1994 Stock Option Plan, which provides for the granting of options with respect to the purchase of an aggregate of up to 600,000 shares of common stock of the Company from time to time to key employees of the Company and its subsidiaries. Options granted may be either "incentive stock options," within the meaning of Section 422A of the Internal Revenue Code, or non-qualified options.


The options are granted at not less than market value at the date of grant and are exercisable over a period determined by the Board of Directors, but no longer than ten years after the date they are granted. During 1994, options were granted for 94,000 shares at exercise prices of $4.50 and $4.75 per share.

                                                              (Number of shares)
--------------------------------------------------------------------------------
Outstanding, December 31, 1994 $4.50 and $4.75                           94,000
Granted $5.50 and $6.25                                                 139,000
Cancelled $4.75 to $6.25                                               (115,700)
Exercised $4.75                                                          (3,300)
--------------------------------------------------------------------------------
Outstanding, December 31, 1995 $4.50 to $5.50                           114,000
--------------------------------------------------------------------------------
Exercisable, December 31, 1995 $4.50 and $4.75                           85,000
--------------------------------------------------------------------------------
Available for grant, end of year                                        482,700
================================================================================

NOTE 9.  LEASES
--------------------------------------------------------------------------------

     Total rental expense for all operating leases amounted to $2,632,000 in 1995, $2,714,000 in 1994, and $2,803,000 in 1993. Contingent rental payments were not significant.

     The future minimum rental commitments as of December 31, 1995, for all noncancelable leases were $2,200,000 in 1996; $765,000 in 1997; $532,000 in
1998; $315,000 in 1999; $240,000 in 2000; and $120,000 thereafter.

NOTE 10. CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                              Minimum
                                                                                Retained                      Pension       Share-
                                                       Common    Additional     Earnings       Treasury      Liability     holders'
(Dollars in thousands)                                 Stock       Capital      (Deficit)       Stock        Adjustment     Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                           $  14,374    $  99,496     $   4,573     $ (16,875)         --       $ 101,568
Net loss                                                  --           --         (11,023)         --            --         (11,023)
Cash dividends declared ($.35 per share)                  --         (2,329)       (1,961)         --            --          (4,290)
Adjustment for minimum pension liability                  --           --            --            --       $    (901)         (901)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                              14,374       97,167        (8,411)      (16,875)         (901)       85,354
Net income                                                --           --           5,212          --            --           5,212
Cash dividends declared ($.21 per share)                  --         (2,571)         --            --            --          (2,571)
Purchase of 91,200 shares                                 --           --            --            (475)         --            (475)
Adjustment for minimum pension liability                  --           --            --            --             901           901
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                              14,374       94,596        (3,199)      (17,350)         --          88,421
Net income                                                --           --             888          --            --             888
Cash dividends declared ($. 26 per share)                 --         (3,165)         --            --            --          (3,165)
Stock options                                             --            (10)         --              26          --              16
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                           $  14,374    $  91,421     $  (2,311)    $ (17,324)         --       $  86,160
===================================================================================================================================

NOTE 11. PENSION ARRANGEMENTS AND SPECIAL TERMINATION BENEFITS
--------------------------------------------------------------------------------

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

     A summary of the components of net periodic pension cost for the plans is as follows:

(Dollars in thousands)                               1995       1994       1993
--------------------------------------------------------------------------------
Service cost--benefits earned during the period  $    682   $  3,238   $  3,045
Interest cost on projected benefit obligation      10,689     10,507     10,388
Actual return on plan assets                      (29,770)    (1,891)   (12,671)
Net amortization and deferral                      19,075     (8,898)     2,168
Curtailment (gain) expense                           --         (928)       698
--------------------------------------------------------------------------------
Total pension costs                              $    676   $  2,028   $  3,628
================================================================================

Assumptions primarily used in the accounting for the plans were:

                                                        1995      1994      1993
--------------------------------------------------------------------------------
Weighted-average discount rates                         7.3%      8.5%      7.5%
Rates of increase in compensation levels                  4%        4%        4%
Expected long-term rate of return on assets             8.5%      8.5%      8.5%
================================================================================

     The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at December 31, 1995 and 1994, for the Company's pension plans:

Plans with assets in excess of accumulated benefit obligation:

(Dollars in thousands)                                        1995         1994
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested benefit obligation                                $ 146,015    $ 118,900
--------------------------------------------------------------------------------
Accumulated benefit obligation                           $ 147,838    $ 122,407
--------------------------------------------------------------------------------
Projected benefit obligation                             $ 148,024    $ 122,469
Plan assets at fair value                                  158,663      135,511
--------------------------------------------------------------------------------
Projected benefit obligation less
  than plan assets                                          10,639       13,042
Unrecognized net loss including prior service cost          15,427        9,861
Unrecognized net asset at beginning of year,
  net of amortization                                         (532)        (566)
--------------------------------------------------------------------------------
Net pension asset recognized in the
  Consolidated Balance Sheets                            $  25,534    $  22,337
================================================================================

     The plans' assets are invested in listed stocks and bonds and interest-bearing cash equivalents.

     On November 30, 1994, the energy systems segment suspended future benefit accruals by freezing the non-union employees' defined benefit plan. This resulted in a pension curtailment gain of $1,092,000 ($675,000 net of taxes or $.06 per share). The Company replaced the defined benefit plan with a defined contribution benefit plan. Employee contributions and employer matching are based on specified formulas. In addition, a curtailment loss of $164,000 ($101,000 net of tax benefit or $.01 per share) was recognized for another plan due to reductions of staffing levels at the Company's defense segment. On December 31, 1994, the defense segment merged its two defined benefit plans, and in 1995 converted them into a single cash balance plan. In accordance with the Cash Balance Plan, a participant's benefit includes the actuarial equivalent of the participant's accrued benefit under the applicable predecessor plan, annual allocations based upon a percentage of salary, and interest earned on such participant's account. The defense segment also amended its 401 (k) plan in 1995 to provide for employer matching contributions based on specified formulas. The effect of the changes in the plans' status has been reflected as of December 31, 1994.

     During 1993, the curtailment expense was included in the restructuring charge (see Note 17).

NOTE 12. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
--------------------------------------------------------------------------------

     In addition to the Company's defined benefit pension plans, a subsidiary of the Company sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time employees who have worked 10 years and attained age 62 or 30 years of service with the Company. The plan is non-contributory for retirees and contributory for spouses. The retiree spousal contributions are adjusted annually. Both the retiree and spousal plan contain cost-sharing features such as deductibles and coinsurance. The accounting for the plan anticipates future cost sharing changes to the written plan that are consistent with the Company's expressed intent to increase the spousal contribution to the point that the entire cost for spouses will be contributory at the end of 7 years commencing from January 1, 1996, and limit the amount it will contribute for retiree insurance costs, as well as each active employee who later becomes a retiree, to no more than double the amount which the Company paid for coverage on January 1, 1993. The actuarial and recorded liabilities for these benefits have not been funded. The accumulated benefit obligation was determined using the unit credit method and an assumed discount rate of 7.5% in 1995 and 8.5% in 1994. The assumed health care cost trend rate used was 11.6% for medical and 6.2% for dental decreasing to 6% and 5%, respectively, in the year 2003. An increase of 1% in the health care trend rate would not materially increase the cost or accumulated postretirement benefit due to the limit of the Company not being obligated to pay more than double the amount which the Company was paying for coverage on January 1, 1993.

     Another subsidiary also sponsors a defined benefit health care plan that provides postretirement medical and dental benefits to full-time employees who have worked 10 years and attained age 60. Dental benefits cease for both retiree and spouse once the retiree reaches age 65. Surviving spouses are eligible for pre-retirement death benefits. Employees aged 55, but less than 60, with at least 20 years of service receive only medical benefits commencing when the retiree reaches age 65. No dental benefit is provided. The accumulated benefit obligation was determined using the unit credit method and an assumed discount rate of 7.25% in 1995 and 8.5% in 1994. The assumed health care cost trend rate was 11.3% decreasing to 6% in 10 years. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation at December 31, 1995 by $1,256,000 at year-end 1996. The effect of a 1% increase in the health care trend rate would not materially increase the net periodic cost.

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

     The costs of certain health care provided by the Company for eligible retired employees were $1,694,000 in 1995, $1,719,000 in 1994, and $1,177,000 in
1993.

     The following table shows the two plans' combined funded status reconciled with the amounts recognized in the Company's statements of financial position:

(Dollars in thousands)                   December 31         1995          1994
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:

Retirees                                                 $ 15,184      $ 12,516
Fully eligible active plan participants                     1,378         1,345
Other active plan participants                              9,083         6,949
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation              25,645        20,810
Unrecognized net loss                                      (4,323)         (192)
--------------------------------------------------------------------------------
Accrued postretirement benefit obligation                $ 21,322      $ 20,618
================================================================================

Net periodic postretirement benefit cost included the following components:


(Dollars in thousands) Year ended December 31        1995       1994       1993
--------------------------------------------------------------------------------
Service cost                                      $   548    $   516    $   522
Interest cost                                       1,824      1,615      1,613
Curtailment gain                                     --         --         (265)
--------------------------------------------------------------------------------
Net periodic postretirement benefit cost          $ 2,372    $ 2,131    $ 1,870
================================================================================

NOTE 13. INDUSTRY SEGMENTS DATA
--------------------------------------------------------------------------------

     The Company is engaged in the design, development, manufacture, and sale of products in three principal industries: electronics, aerospace, firefighter training, and ordnance systems for defense and other government and non-government entities in the United States and abroad; energy systems for industries and utilities; and specialty plastic products.

     Sales to agencies of the United States Government, primarily by the defense segment, were $154,346,000 in 1995, $159,766,000 in 1994, and $172,169,000 in
1993. No single customer, other than the United States Government, accounted for 10 percent or more of net sales in any year. In 1993, export sales amounted to $31,258,000 and were composed primarily of sales to Asia and Europe. Export sales in 1995 and 1994 amounted to less than 10% of net sales in those years.

(Dollars in thousands)                  1995         1994               1993
--------------------------------------------------------------------------------
Net Sales
Defense                            $ 188,111    $ 175,535          $ 216,436
Energy Systems                        32,549       27,835             30,394
Plastic Products                       6,738        6,357              6,163
--------------------------------------------------------------------------------
Total Net Sales                    $ 227,398    $ 209,727          $ 252,993
================================================================================

Operating Income (Loss)
Defense                            $   6,436    $  10,831          $ (20,396)(a)
Energy Systems                         2,598        1,884              3,720
Plastic Products                         389          219                474
Corporate                             (6,778)      (4,507)            (3,949)
--------------------------------------------------------------------------------
Total Operating Income (Loss)      $   2,645    $   8,427          $ (20,151)(a)
================================================================================

Identifiable Assets
Defense                            $ 150,507    $ 151,202          $ 155,822
Energy Systems                        23,103       21,313             20,414
Plastic Products                       2,943        2,899              2,645
Corporate                              6,553       13,380             23,772
--------------------------------------------------------------------------------
Total Identifiable Assets          $ 183,106    $ 188,794          $ 202,653
================================================================================

Capital Expenditures
Defense                            $   4,572    $   3,304(b)(c)    $   4,395
Energy Systems                           805          624              1,387
Plastic Products                         289          149                149
Corporate                                 39           69               --
--------------------------------------------------------------------------------
Total Capital Expenditures         $   5,705    $   4,146(b)(c)    $   5,931
================================================================================

Depreciation Expense
Defense                            $   5,616    $   5,470          $   4,999
Energy Systems                           839          917                840
Plastic Products                         134          101                 90
Corporate                                 17            8                  7
--------------------------------------------------------------------------------
Total Depreciation Expense         $   6,606    $   6,496          $   5,936
================================================================================

(a)  Includes restructuring charge of $22,500,000 as described in Note 17.
(b)  Excludes assets acquired in the Symtron acquisition of $8,761,000 in 1994.
(c)  Excludes $1,322,000 of assets transferred from inventory.

     Operating income for each segment is total revenue less operating expenses, excluding interest and corporate management fees. Research and development costs included in costs and expenses amounted to $2,270,000 in 1995, $1,839,000 in 1994, and $1,518,000 in 1993. Corporate income (loss) includes net interest (expense) income of ($1,159,000) in 1995, ($1,362,000) in 1994, and $639,000 in
1993. Corporate assets consist primarily of cash and cash equivalents.

NOTE 14. INCOME TAXES
--------------------------------------------------------------------------------

     Effective January 1, 1993, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. In addition, the effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date. Prior to the adoption of this statement, income tax expense was determined using the deferred method whereby deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated and reversed.

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

     Following is a reconciliation of the difference between total tax expense (benefit) and the amount computed by applying the federal statutory income tax rate (34%) to income or (loss) from operations before income taxes:


(Dollars in thousands)                                  1995      1994     1993
--------------------------------------------------------------------------------
Federal income taxes (benefit) at statutory rate      $   899  $ 2,865  $(6,851)
State income taxes, net of federal income tax benefit     227      304      (16)
Provision for nondeductible expenses
   (including $340 related to contingent payment
   on Symtron acquisition)                                460     --       --
Research credit                                          --       --     (1,288)
Other -- net                                              171       46       21
--------------------------------------------------------------------------------
Income Taxes (Credit)                                 $ 1,757  $ 3,215  $(8,134)
================================================================================

     In 1993, credits for research and experimental expenditures (research credit) of $1,288,000 were recognized, thereby increasing the current federal income tax credit. Approximately $726,000 of this research credit resulted from payments received in 1993 related to amended returns of prior years and $562,000 principally resulted from the extension of the research credit which had previously expired in June 1992. No research or experimental credits were recognized in the provision for income taxes in 1995 and 1994.

     Income tax payments were $7,400,000 in 1995, $3,609,000 in 1993, and a refund of $2,879,000 in 1994.

Deferred income tax balances:

(Dollars in thousands)             December 31               1995        1994
--------------------------------------------------------------------------------
Deferred Tax Asset
Losses on long-term contracts not currently deductible     $  4,145    $  3,575
Postretirement benefits other than pensions
  and other employee benefits                                 9,562      10,231
Product warranty and other provisions                         1,504       1,463
Vacation pay accruals                                           539         468
Basis differences for asset sales                             1,803       1,697
Other                                                            64         248
--------------------------------------------------------------------------------
Total Deferred Tax Asset                                     17,617      17,682
================================================================================

Deferred Tax Liability
Pension plans and other employee benefits                   (11,487)    (11,380)
Excess tax depreciation                                      (7,681)     (9,716)
Patent amortization                                          (1,594)       --
Installment gain                                               --        (2,643)
Other                                                          (188)         (2)
--------------------------------------------------------------------------------
Total Deferred Tax Liability                                (20,950)    (23,741)
--------------------------------------------------------------------------------
Net Deferred Tax Liability                                 $ (3,333)   $ (6,059)
================================================================================

The net deferred tax liability is classified as follows:
Net current deferred income tax asset                      $  6,487    $  3,169
--------------------------------------------------------------------------------
Net non-current deferred income tax liability              $ (9,820)   $ (9,228)
--------------------------------------------------------------------------------

     The acquisition of Symtron had the effect of increasing deferred tax liabilities in 1994 by approximately $1,859,000 for the difference between the book and tax basis of assets and liabilities assumed on the date of acquisition.

NOTE 15. SELECTED QUARTERLY DATA (UNAUDITED)
--------------------------------------------------------------------------------

(Dollars in thousands,
except per share data                                               1995                                        1994
and stock prices)              Fourth         Third      Second     First      Fourth      Third     Second     First
-----------------------------------------------------------------------------------------------------------------------
Net sales                     $ 64,308       $ 53,568   $ 57,869   $ 51,653   $ 57,725   $ 59,710   $ 42,216   $ 50,076
Gross profit                     9,059(a)      10,735     12,692     12,773     11,628     12,782     11,272     11,269
Net income (loss)               (1,999)(a)        423      1,324      1,140      1,212      1,538      1,408      1,054
=======================================================================================================================
Earnings (loss) per share     $   (.16)(a)   $    .04   $    .11   $    .09   $    .10   $    .13   $    .11   $    .09
=======================================================================================================================
Dividends declared per share  $    .05             $-   $    .14   $    .07         $-   $    .07   $    .07   $    .07
-----------------------------------------------------------------------------------------------------------------------
Stock prices:
High                          $  6 1/8       $  7 1/8   $  7 1/4   $  5 3/4   $  5 7/8   $  6       $  6 1/8   $  6 5/8
Low                           $  4 3/8       $  5 5/8   $  5 1/4   $  4 7/8   $  4 1/2   $  4 1/4   $  4 1/8   $  5 1/8
=======================================================================================================================

(a) The Company recorded charges of $6,261,000 for the revision of contract loss estimates and $2,000,000 to write down certain non-contractual work in progress and finished goods inventory to net realizable value in the fourth quarter of 1995.

     The Company's common stock is listed on the New York Stock Exchange. The approximate number of shareholders of record as of February 29, 1996, was 4,000.

     The debt covenants recited in Note 6 have certain restrictions on the payment of dividends.

NOTE 16. LITIGATION
--------------------------------------------------------------------------------

     The Company, along with numerous other parties, has been named in five tort actions relating to environmental matters based on allegations partially related to a predecessor's operations. These tort actions seek recovery for personal injury and property damage among other damages. One tort claim is a certified property and medical class action.

     The Company owned and operated a small facility at a site in the State of Arizona that manufactured semi-conductors between 1959 and 1960. All such operations of the Company were sold by 1961. Although this facility may have used trichloroethylene (TCE) in small quantities, there is no evidence that this facility released or disposed of TCE at this site.

     On May 18, 1993, the State of Arizona filed suit against the Company seeking the recovery of investigative costs, injunctive relief to require the Company to perform a Remedial Investigation and Feasibility Study (RI/FS), and ultimately to require the remediation of alleged soil and groundwater contamination at and near a certain industrial site. Since then the State has brought in co-defendants whose operations at the site were substantially larger than those of the Company.

     On June 20, 1995 the Company and the State of Arizona executed an agreement in principle to settle the litigation. In exchange for a full release from liability by the State and the Arizona Department of Environmental Quality, the Company without admitting liability, has agreed to the following:

o Undertake and pay for the costs of an RI/FS Work Plan, estimated at $1,300,000.

o Pay $125,000 towards past costs incurred by the State of Arizona and the Department of Environment Quality.

o Pay $125,000 towards costs of future remediation and clean-up of the site. In addition, at the time the State selects a remedy, the Company agrees to an additional contribution in the amount of a percentage of the total estimated clean-up cost not to exceed an additional $1,120,000.

o The Company reserves all rights to seek contribution from other responsible parties.

     The Company and the State have signed a Consent Decree and Work Plan incorporating these terms and conditions. The Consent Decree has been lodged with the United States District Court for the District of Arizona for a 30-day public comment period, at the conclusion of which the parties will seek court approval of the settlement. Resolution of this matter will not have a materially adverse effect on the consolidated financial position of the Company. The Company has provided approximately $1,900,000 based on estimates of the total cost for the RI/FS, estimates of amounts specified for past costs, and estimates of future remediation and clean-up costs.

     In May 1995, AAI Systems Management, Inc. (the "subsidiary"), an indirect subsidiary of the Company, submitted to the U.S. Government (the "customer") a Request for Equitable Adjustment (REA) totaling approximately $11,800,000 in connection with a certain contract with the subsidiary. The REA seeks monetary damages based on costs incurred by the subsidiary arising out of or in connection with customer directed suspension of work and resulting schedule delays, additional work directives, and other actions by the customer in connection with the contract for which contractors are allowed recovery under the Federal Acquisition Regulations. On July 14, 1995, the subsidiary received the final decision of the customer rejecting the REA in its entirety. To fully protect the Company's interest, on October 10, 1995, a Notice of Appeal of the final decision was filed with the Armed Services Board of Contract Appeals seeking monetary damages plus interest. While the Company believes that the formal claims asserted against the customer are meritorious and the Company will vigorously pursue recovery of the monies claimed, the customer has asserted substantive defenses to these claims. Because the proceedings are currently in the discovery phase, it is not possible at this time to determine the ultimate amount of recovery of these costs.

     The Company is involved in various other lawsuits and claims, including certain other environmental matters, arising out of the normal course of its business. In the opinion of management, the ultimate amount of liability, if any, under pending litigation, including claims described above, will not have a materially adverse effect on the Company.

NOTE 17. RESTRUCTURING
--------------------------------------------------------------------------------

     On March 29, 1993, the Company's Board of Directors approved a plan of reorganization and restructuring of the operations of its defense industry subsidiary, AAI Corporation. The Company estimated and recorded in the first quarter a restructuring charge of $23,000,000 ($14,700,000 or $1.20 per share net of tax benefit). The plan of reorganization and restructuring, which was considered necessary due to the declining Department of Defense budget and continuing financial problems of the airline industry, included costs of organizational and product-line changes, consolidation of facilities and work force reductions of approximately 300 at AAI and its four subsidiaries. A major portion of the charge resulted from the termination of the operations of AAI/MICROFLITE, a manufacturer of flight simulators and training devices, due to a lack of significant new orders. AAI/MICROFLITE was acquired in 1991. AAI/MICROFLITE had net sales of $646,000 and incurred pretax losses of $2,561,000 ($1,690,000 or $.14 per share, net of tax benefit) in 1993.

     As of December 31, 1993, the restructuring program was substantially completed. During 1994, $750,000 related to the consolidation and discontinuation of certain manufacturing activities was expended. The net loss for 1993 includes $22,500,000 of pretax charges ($14,370,000 or $1.17 per share net of tax benefit) which consisted of $13,822,000 of write-downs to reduce the carrying value of affected assets, including certain inventories, intangibles and an office/manufacturing complex at AAI/MICROFLITE, to net realizable value, $6,683,000 of employee-related expenses associated with the consolidation, relocation, and termination of certain operations, and $1,995,000 of other expenses.

     Assets held for sale of $5,439,000 at December 31, 1993, relate to the remaining assets of AAI/MICROFLITE, including the office/manufacturing complex. The Company sold these assets in 1994, which resulted in a gain of $1,304,000. The restructuring program was completed in 1994.

Report of Independent Auditors
--------------------------------------------------------------------------------

Board of Directors and Shareholders
United Industrial Corporation
New York, New York

     We have audited the accompanying consolidated balance sheets of United Industrial Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Industrial Corporation and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Notes 12 and 14 to the consolidated financial statements, effective January 1, 1993 the Company changed its method of accounting for postretirement benefits other than pensions and income taxes.


                                                     ERNST & YOUNG LLP



New York, New York
February 21, 1996

Five-Year Financial Data
--------------------------------------------------------------------------------
   United Industrial Corporation


===============================================================================================================================
(Dollars in thousands,
except per share data)
Year ended December 31                              1995           1994            1993               1992               1991
-------------------------------------------------------------------------------------------------------------------------------

Operating Data
-------------------------------------------------------------------------------------------------------------------------------
Net Sales                                         $227,398       $209,727       $ 252,993          $ 251,315          $ 258,012
Operating costs                                    223,385        202,766         252,919            242,304            238,767*
Interest (income) expense -- net                     1,159          1,362            (639)              (686)            (1,587)
Income (loss) before income taxes                    2,645          8,427         (20,151)(a)         10,071(b)          21,276*
Income taxes (credit)                                1,757          3,215          (8,134)             3,678             11,817(c)
Income (loss) from continuing
  operations before cumulative
  effect of accounting changes                         888          5,212         (12,017)(a)          6,393(b)           9,459(c)*
Cumulative effect of accounting
  changes                                             --             --               994               --                 --
Income (loss) from continuing
  operations                                           888          5,212         (11,023)(a)          6,393(b)           9,459(c)*
Earnings (loss) per share:
  Income (loss) before cumulative
  effect of accounting changes                         .07            .43            (.98)(a)            .52(b)             .77(c)*
  Cumulative effect of accounting
  changes                                             --             --               .08               --                 --
  Earnings (loss)                                      .07            .43            (.90)(a)            .52(b)             .77(c)*
Cash dividends paid on
  common stock                                       3,165          3,425           5,381              7,845              7,840
Cash dividends declared per
  common share                                         .26            .21             .35                .64                .64
Shares outstanding as of year end
  (in thousands)                                    12,171         12,167          12,259             12,259             12,252
-------------------------------------------------------------------------------------------------------------------------------

Financial Position
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                      $183,106       $188,794       $ 202,653          $ 226,958          $ 208,885
Property and equipment                              42,586         45,214          46,635             57,074             61,789
Long-term debt                                      13,750         20,000          25,000             25,880              7,365
Shareholders' equity                                86,160         88,421          85,354            101,568            102,963
Shareholders' equity per share                        7.08           7.27            6.96               8.29               8.40
-------------------------------------------------------------------------------------------------------------------------------

Financial Ratios
-------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity                         1.0%           6.0%           --                  6.3%               9.2%
Net income as a percent of sales                        .4            2.5            --                  2.5                3.7
Long-term debt as a percent
  of total capitalization                             13.8           18.4            22.6               20.3                6.7
-------------------------------------------------------------------------------------------------------------------------------

Statistical Data
-------------------------------------------------------------------------------------------------------------------------------
Sales backlog as of year end                      $206,000       $218,000       $ 208,000          $ 239,000          $ 235,000
Capital expenditures                                 5,705          4,146           5,931              5,547              4,885
Depreciation and amortization                        8,300          8,291           7,430              9,200              8,416
Number of employees                                  2,000          1,900           2,300              2,600              2,700
===============================================================================================================================

(a) Includes restructuring charge of $22,500,000 ($14,400,000 or $1.17 per share net of income tax benefit)
(b) Includes special termination benefits cost of $1,191,000 ($786,000 or $.06 per share).
(c) Includes a charge for prior years' federal income tax and interest of $2,670,000 or $.22 per share.
* Includes income of $4,556,000 ($3,007,000 or $.25 per share, net of taxes) related to a claim settlement and special termination benefits cost of $3,638,000 ($2,401,000 or $.20 per share, net of tax benefit).

Corporate Organization
--------------------------------------------------------------------------------
   United Industrial Corporation


Board of Directors
--------------------------------------------------------------------------------
Harold S. Gelb,
Chairman of the Board

Howard M. Bloch,
Vice Chairman of the Board

Edward C. Aldridge, Jr.,
President and Chief
Executive Officer
The Aerospace Corporation

Richard R. Erkeneff,
President and Chief Executive
Officer of the Company and
AAI Corporation

Myron Simons,
Business Consultant

Susan Fein Zawel,
Vice President Corporate
Communications, Associate General
Counsel and Secretary of the Company

Honorary Director (nonvoting)
Bernard Fein,
Chairman Emeritus
Retired Chairman and
President of the Company


Corporate Officers
--------------------------------------------------------------------------------
Richard R. Erkeneff,
President and Chief Executive
Officer

Robert W. Worthing,
Vice President and
General Counsel

James H. Perry,
Chief Financial Officer
and Treasurer

Susan Fein Zawel,
Vice President Corporate
Communications, Associate General
Counsel and Secretary

Edward A. Smolinski,
Assistant Treasurer and
Assistant Secretary


Senior Management
--------------------------------------------------------------------------------
AAI Corporation
Richard R. Erkeneff,
President and
Chief Executive Officer

Paul J. Michaud,
Vice President, Chief Financial
Officer and Treasurer

Robert W. Worthing,
Vice President, General Counsel
and Secretary

Maurice P. Ranc,
Vice President and General
Manager, Defense Systems

G. Russell Zink,
Vice President and
General Manager, Weather Systems

Jackson R. Bell,
Vice President and General
Manager, Transportation Systems

Thomas E. Wurzel,
Vice President and General
Manager, Fluid Test Systems

Joseph F. Burger,
Vice President and General
Manager, Operations

Howard E. Butz,
Director, Total Quality

David A. Powell,
Director, Information Technology

Suzan J. Feild,
Director, Human Resourses



Detroit Stoker Company
James M. Ballentine,
Acting President and
Chief Executive Officer

Mark A. Eleniewski,
Executive Vice President

Gary K. Ludwig,
Vice President, Finance

Alan H. Miller,
Director, Human Resources



Neo Products Company
Michael A. Schillaci,
President and
Chief Executive Officer

Leonard M. Peznowski,
Controller



Symtron Systems, Inc.
John J. Henning,
President and Chief
Executive Officer

James W. Hanson,
Vice President and
General Manager

J. Thomas Roeder,
Vice President of Marketing
and Sales

Hy Luft,
Vice President, Programs

Richard A. Brandt,
Treasurer and Secretary

Corporate and Shareholder Information
--------------------------------------------------------------------------------
   United Industrial Corporation


     Corporate Headquarters
       18 East 48th Street
       New York, New York  10017
       (212) 752-8787


     Subsidiaries
     AAI Corporation
       P.O. Box 126
       Hunt Valley, Maryland  21030
       (410) 666-1400


     Detroit Stoker Company
       1510 East First Street
       Monroe, Michigan  48161
       (313) 241-9500


     Symtron Systems, Inc.
       17-01 Pollitt Drive
       Fair Lawn, New Jersey  07410
       (201) 794-0200


     Neo Products Company
       5400 South Kilbourn Avenue
       Chicago, Illinois 60632
       (312) 585-2500


     Transfer Agent, Registrar and
     Dividend Disbursing Agent
       Shareholders may obtain
       information relating to their
       share position, dividends,
       transfer requirements, lost
       certificates and other related
       matters by telephone or by
       writing to:
       American Stock Transfer and Trust Company
       40 Wall Street
       New York, New York 10005
       (718) 234-2700


     Shareholder Relations
       Security analysts, investment
       professionals and shareholders
       should direct their inquiries to:
       Shareholder Relations
       United Industrial Corporation


     Independent Auditors
       Ernst & Young LLP
       787 Seventh Avenue
       New York, New York 10019


     Annual Meeting
       The Annual Meeting of
       Shareholders will be held at
       10:00 a.m. on Tuesday, May 14,
       1996, at:
       The Park Lane Hotel
       36 Central Park South
       New York, New York


     Corporate Counsel
       Weil, Gotshal & Manges LLP
       767 Fifth Avenue
       New York, New York 10153


     Form 10-K Report
       A copy of the United Industrial Annual
       Report on Form 10-K as filed with the
       Securities and Exchange Commission may
       be obtained without cost by writing to:
       Shareholder Relations
       United Industrial Corporation


     Stock Listing
       United Industrial Corporation common stock is traded on the New York Stock Exchange
       (Symbol: UIC)




Designed and Produced by Taylor & Ives, Inc., NYC

Writing: Walter Schneir

Major photography: Ted Horowitz, Kay Chernush pages 4 and 13


40