Form 10-K, Exhibit 13
period 1996-12-31
UNITED INDUSTRIAL CORP /DE/
filed 1997-03-27
CIK 101271

United Industrial Corporation
Annual Report 1996

United Industrial Corporation is an international high technology company focused on the design and production of defense, training, transportation, and energy systems. Its products include unmanned air vehicles, training and simulation systems, automated aircraft test and maintenance equipment, and combat vehicles and ordnance systems. It also manufactures ground transportation components, automated weather reporting systems, combustion equipment for biomass and refuse fuels, and specialized firefighter training installations.


Table of Contents
--------------------------------------------------------------------------------
Financial
Highlights          page   1
Letter to
Shareholders        page   2
Management's
Discussion          page   17
Consolidated
Financial
Statements          page   20
Corporate
Organization        page   39
Corporate
and Shareholder
Information         page   40

Financial Highlights
--------------------------------------------------------------------------------

====================================================================================================
(Dollars in thousands, except per share data)                      1996                   1995
----------------------------------------------------------------------------------------------------
Net sales                                                   $    220,822               $    227,398
Net income                                                  $      6,404               $        888
Earnings per share                                          $        .52               $        .07
Dividends paid per share                                    $        .20               $        .26
Shareholders' equity                                        $     90,145               $     86,160
Shareholders' equity per share                              $       7.40               $       7.08
Sales backlog as of year end                                $    159,000               $    206,000
Shares outstanding                                            12,174,000                 12,171,000
====================================================================================================


RETURN ON SHAREHOLDERS' EQUITY
For the Year Ended December 31
(Percent)

1994      6.0%
1995      1.0%
1996      7.1%

INTERNATIONAL SALES
For the Year Ended December 31
(Percent of Total Sales)

1994      2.8%
1995      7.4%
1996      12%

DEBT TO EQUITY
As at December 31
(Percent)

1994      113.5%
1995      112.5%
1996       99.6%

To Our Shareholders:

We are happy to report that 1996 was a year of substantial change at United Industrial Corporation. Under new leadership, the Company has taken dramatic and necessary steps to reshape its business and position itself for long-term growth and success.

New Leadership and Strategic Direction
--------------------------------------

One of the catalysts for change was the election of new members to the Board of Directors at the close of 1995 and during the first half of 1996, including Harold Gelb as Chairman of the Board, Richard Erkeneff, Edward C. "Pete" Aldridge, and Donald Shapiro. An equally significant change was the election of Richard Erkeneff as President and CEO of the Company. Over the course of the year, this new Board worked closely with management at the corporate level and at each of our operating subsidiaries to formulate a long-range strategic plan and identify specific actions for meeting growth and profitability objectives.

WE PLAN
TO BUILD ON
OUR CORE
COMPETENCIES
IN TECHNOLOGY                 NEW STRATEGIC DIRECTION
--------------------------------------------------------------------------------

As part of this effort, we realigned the management responsibilities at AAI, our largest subsidiary, and brought in George Kersels, an industry veteran with 30 years of experience, to head our Defense Systems business. Maurice Ranc, who formerly led that division, assumed responsibility for our Engineering and Maintenance Services business. We also named Jack Bell, who has 33 years of experience in the transportation industry, as head of our Transportation Systems business.

After careful analysis, we developed a strategic plan to provide for United Industrial's long-term growth and increased value for its shareholders. This plan calls for us to build on our core competencies and to target the most promising parts of our business for future expansion. As a result of our technological capabilities, we enjoy important competitive advantages


Left: Harold S. Gelb,
Chairman of the Board.
Right: Richard R. Erkeneff,                  [PHOTOGRAPHS OMITTED]
President and Chief Executive Officer.

in the defense industry and related areas. We believe it is imperative that we refocus our resources and attention to capitalize on these strengths to take advantage of new opportunities. Over the long term, we plan to divest non-core operations and will consider selected acquisitions that enhance our core businesses. In addition, we will more aggressively pursue promising opportunities in overseas markets.

Among the specific businesses on which we will focus are:

[ ]  Unmanned Air Vehicles (UAVs)
[ ]  Simulation and Test Systems
[ ]  Engineering and Maintenance Services
[ ]  Defense-related advanced technology programs
[ ]  Transportation Systems

Each of these areas is discussed in greater detail in the pages that follow.

UNITED INDUSTRIAL'S IMPROVED
PERFORMANCE REFLECTS STRONG RESULTS
IN OUR CORE BUSINESSES
--------------------------------------------------------------------------------


United Industrial's Financial and Other Accomplishments in 1996
---------------------------------------------------------------

In addition to developing a long-range strategic plan, a key priority of the Board was to achieve improved financial results. We have taken a number of steps to increase operating efficiency and stimulate growth, and we began to see the effects of these actions in 1996. Net income increased to $6,404,000, or 52 cents per share, on revenues of $220,822,000, up from net income of $888,000 or 7 cents per share, on revenues of $227,398,000, in 1995.

Net income in 1996 included the recognition of $2,673,000 in after tax charges related to certain long-term contracts and inventory write-downs. The bulk of the charges reflected an agreement with the U.S. Navy that concluded a long and arduous dispute over the SH-60 Helicopter Simulator Visual Upgrade program. With it now behind us, we can complete the contract without the possibility of incurring further losses and focus our attention on more productive programs.

United Industrial's improved performance reflects strong results in our core defense and technology businesses as well as greater internal efficiencies. We have implemented a variety of cost-cutting measures, including the consolidation of facilities to lower occupancy costs and the streamlining of operations, and we have selectively sold parcels of underutilized land adjacent to AAI's Maryland headquarters. In addition, the attainment of ISO 9001 Certification by AAI last year has significantly lowered operating costs and enhanced our competitive position in the industry.

United Industrial continues to benefit from its solid financial position. Our balance sheet is very strong and at December 31, 1996, our borrowings were at $13,750,000, down from $23,000,000 a year ago.

As a result of the improved earnings, the strength of the balance sheet, and our confidence in United Industrial's new strategy, the Board approved, in early 1997, an increase in the quarterly common stock dividend to 7 cents per share from 5 cents per share.


Heightened Focus on Opportunities in Technology Businesses
----------------------------------------------------------

Under its new strategic plan, United Industrial will leverage its core competencies in the defense industry and related technology businesses by refocusing resources on areas where its expertise can bring real value-added. Our objective is to achieve profitable growth and build shareholder value over the long term. We see significant potential for expansion in the following areas.

WE ENJOY IMPORTANT
COMPETITIVE
ADVANTAGES
IN THE DEFENSE INDUSTRY                      FOCUS ON CORE TECHNOLOGIES
--------------------------------------------------------------------------------

Unmanned Air Vehicles

    United Industrial has distinguished itself in the production of UAVs.

We are the only U.S. company producing a significant number of UAVs and, as such, we enjoy important competitive advantages. Moreover, this market is growing both domestically and abroad. Independent industry sources are currently projecting the UAV market to grow approximately 300 percent in the next five years. This expansion will provide numerous opportunities for United Industrial to showcase its capabilities and win new contracts. Rapid market growth is being fueled by U.S. and international recognition of the value and role of UAVs as demonstrated by the Pioneer UAV (a joint venture product of AAI and Israel Aircraft Industries) in Desert Storm. International growth is further stimulated by territorial disputes and insurgent activities facing numerous countries and by the need for timely surveillance and reconnaissance to deal with these situations. In addition, anticipated participation in future U.N. peacekeeping operations has awakened interest in UAVs in countries that in the past did not need UAV capability.

Final assembly and test
of Pioneer unmanned
air vehicles. The Pioneer          [PHOTOGRAPH OMITTED]
program has been
among the Company's
most successful.

The Simulator for
Electronic Combat
Training (SECT),
pictured at right,
enables the U.S.
Air Force to train                  [PHOTOGRAPH OMITTED]
its students by
creating a variety
of battle environments
using glass panel
technology.


The Pioneer program has enjoyed a high level of success over the past 10 years, and has recently been extended by the U.S. government through the year 2003. In addition, we have seen growing interest in our Shadow 200/600, designed by AAI for the international market. The Shadow 200 and 600 UAVs are attractive to international customers because they provide affordable, off-the-shelf capability. Furthermore, our 10 years of operational and production experience with Pioneer offers our customers a lower-risk solution plus valuable field-proven operation, maintenance, and support--know-how that is not available from our competitors.

Simulation and Test Systems
---------------------------

United Industrial produces a variety of simulation and test equipment for the U.S. military, foreign and domestic municipalities, and commercial airlines worldwide. Our advanced capabilities in signal generation and hydraulic and software technology provide us with a clear competitive advantage in winning this business. We have many successful programs under way, and we believe there are more opportunities to increase our penetration of these markets.

Under AAI's Joint Surveillance Target Attack Radar System (JointSTARS) program, we delivered the first of four maintenance trainers to the U.S. Air Force in September 1996, and began conducting training sessions. JointSTARS planes were used successfully in Desert Storm and Bosnia to track enemy troop movement on the ground.

In the product area of Moving Target Simulators (MTS), during the year we completed the delivery, including the training requirement, of an MTS to the Kasuga Military Base in Japan and an improved MTS to the North Dakota National Guard. We also delivered to the U.S. Air Force the Simulator for Electronic Combat Training (SECT), a computer-based training system that generates a synthetic electronic combat environment. The market for simulation products is experiencing steady growth, and we see increasing sales opportunities abroad.

--------------------------------------------------------------------------------
We are
the only U.S.
company
producing a
significant
number of
UAVs
--------------------------------------------------------------------------------

United Industrial Corporation is a customer-driven organization committed to enhancing shareholder value by delivering high quality products, systems, and services to selected defense and industrial markets.

We value responsiveness to customers, careful stewardship of corporate assets, teamwork, and innovation, and we reward excellence in achieving these goals.

Innovation
----------


Experienced welders
integrate sections
of a light rail car
shell under                             [PHOTOGRAPH OMITTED]
production for AAI
customer, ADtranz.

Skilled technicians
calibrate sensors
for AAI's Next                          [PHOTOGRAPH OMITTED]
Generation Weather
Observing System.

Firefighters train
using Symtron's
FireTrainer(R)
A-3000 Mobile
Aircraft Rescue and                     [PHOTOGRAPH OMITTED]
Fire Fighting
Trainer, which
features the latest
in fire simulation
technology.

International
-------------


Flight crew makes
final adjustments
prior to
demonstrating Shadow                   [PHOTOGRAPH OMITTED]
200 to prospective
international
customer.

Customer-Driven
---------------

AAI welder
refurbishing trucks-
the assembly to
which train axles                           [PHOTOGRAPH OMITTED]
and wheels are
attached-for
Maryland's light
rail system.

The largest
bagasse/biomass
plant in the United
States, pictured
here, features three
Detroit Hydrograte(R)                       [PHOTOGRAPH OMITTED]
stokers that
burn renewable fuels
to produce power.

Automated Surface
Observing System
(ASOS) weather
monitoring units, in                        [PHOTOGRAPH OMITTED]
various stages of
assembly, receive
quality craftsmanship at AAI
before installation
at our nation's
airports.

Expertise
---------

U.S.Air Force
maintenance trainees
learn how to perform
the daily                                   [PHOTOGRAPH OMITTED]
operational
readiness test on
the JointSTARS
student workstation.

Quality
-------

Simulated JointSTARS
radar patterns,
pictured here, are
used to teach U.S.                       [PHOTOGRAPH OMITTED]
Air Force
technicians how to
analyze the radar's
operational
characteristics.

Engineers make final
inspections on the
Shadow 200 (top) and                     [PHOTOGRAPH OMITTED]
Shadow 600 (bottom)
prior to conducting
flight demonstrations.

An instructor uses
the Improved Moving
Target Simulator to                      [PHOTOGRAPH OMITTED]
set up scenarios to
train air defense
gunners. Here, the
scenario is
projected against an
Arctic background,
one of 18 possible
battlefield
terrains.

Work is proceeding on AAI's $11.8 million U.S. Air Force contract to develop and manufacture the Joint Service Electronic Combat Systems Tester (JSECST). A joint U.S. Navy and Air Force procurement, the program will produce portable electronic combat test and diagnostic equipment. JSECST will be used on the flight line and carrier deck to ensure mission readiness of the electronic combat gear on military aircraft. With future production options, the value of the total program is expected to exceed $100 million and could expand beyond that amount.

In the commercial marketplace, AAI has been successful in capitalizing on its hydraulic test capabilities in winning contracts to service the Boeing 777 for new key customers, including United Airlines, British Airways, and Teijin Seiki in Japan. The successful completion of these programs is expected to lead to other similar opportunities throughout the world.

In firefighting simulation, our Symtron Systems subsidiary has performed very well. We delivered the Aircraft Rescue Fire Fighter Trainer (ARFFT) to key customers, including the Chicago O'Hare and Helena, Montana, Airports. The U.S. Department of Energy purchased our Structural Fire Fighter Trainers for several of its sites, and the U.S. government accepted four Military Fire Fighter Trainers, including three aircraft trainers and one submarine trainer. Two more are in production.


[PHOTOGRAPH OMITTED]

The Objective Individual
Combat Weapon, pictured
above, will revolutionize
tactical infantry combat.
AAI is leading a team of
major defense companies
in the development of
this weapon.

                                                          INCREASED OUTSOURCING
                                                          IS FUELING GROWTH
                                                          IN ENGINEERING
                                                          AND MAINTENANCE
NEW OPPORTUNITIES FOR GROWTH                              SERVICES
--------------------------------------------------------------------------------

Engineering and Maintenance Services
------------------------------------

United Industrial benefitted during the year from increased outsourcing by the U.S. government and commercial customers for engineering and maintenance services. Engineering Support, Inc. (ESI), our service business unit, posted an 11 percent increase in sales from the prior year. Our core competencies-- including hydraulic component testing, UAV design and system integration, firefighter and combat simulation, and the production of specialized test equipment for the military--put us in a strong position to win these service contracts. We will devote increased resources to expanding this business in order to capitalize on the considerable opportunities for United Industrial in this growth market.

Significant programs already under way include SIMNET and Gunnery Maintenance Trainer contracts, under which ESI is providing support

Our expertise
can bring real
value-
added
--------------------------------------------------------------------------------
for training equipment for the U.S. Army, and the Navy Trenton relocation program, our first success in a new initiative to win business in supporting the relocation of large-scale government facilities. Under the relocation program, we will study, plan, and execute the move of the U.S. Navy's Trenton, New Jersey, Propulsion Laboratory to Naval Air Station Patuxant River, Maryland.

Advanced Technology
-------------------

United Industrial's advanced technology capabilities offer new opportunities for growth. We are currently working on two exciting programs: Phase III of the Objective Individual Combat Weapon (OICW) for the Department of Defense and the development of Advanced Boresight Equipment (ABE), a patented state-of-the-art coupling of computer, laser, and gyroscope technology that could transform the costly process for precision alignment of parts. Under the OICW program, AAI will demonstrate a full prototype of this advanced dual-barreled weapon. After completion of Phase III, in early 1998, the U.S. Army is expected to select one of two contractors to continue into an Advanced Technology Demonstration follow-on phase. In the ABE program, we have successfully demonstrated a prototype to McDonnell Douglas' Helicopter Systems and C-17 programs as well as Eurocopter and Eurofighter.

Transportation Systems
----------------------

An area of growing importance for United Industrial is the U.S. transportation marketplace. We are applying our manufacturing and integration capabilities to take advantage of opportunities in the production and overhaul of mass transportation vehicles and systems. We have made excellent progress in pursuing this strategy and have won several key contracts.

Through Electric Transit, Inc. (ETI), a joint venture between AAI and the Czech Republic firm Skoda, we delivered the first three of 57 electric trolley buses to Dayton, Ohio. These trolley buses were the first complete transportation vehicles produced by United Industrial and one was showcased at the American Public Transportation Expo in Anaheim, California, in 1996. ETI has also submitted a bid to the San Francisco Municipal Railway for the production of 250 electric trolley coaches, and we expect a contractor to be selected in the second quarter of 1997.


ETI personnel inspect
and test the wiring
panel and other features                [PHOTOGRAPH OMITTED]
on an electric trolly
bus, preparing it for
delivery on schedule.

In addition, we have begun delivery of car shells and trucks for the Maryland Mass Transit Administration's Central Light Rail System under contract to ADtranz. This is the first rail transit vehicle manufactured by a U.S. owned company since the early 1980s. We also completed production planning for the fabrication of heavy rail vehicle trucks for new cars on the Southeastern Pennsylvania Transportation Authority (SEPTA) lines in Philadelphia, and qualified as a contractor for a heavy rail vehicle overhaul project for the Chicago Transit Authority.


INTERNATIONAL
EXPANSION
WILL PLAY A
SIGNIFICANT
ROLE                               BUILD SHAREHOLDER VALUE
--------------------------------------------------------------------------------

Expansion in International Markets
----------------------------------

We expect international expansion to play a significant role in United Industrial's growth strategy. There are substantial opportunities overseas in many of our core businesses, which we plan to pursue both through partnerships with foreign companies and through relationships with independent agents. Our efforts will center on expansion in the Pacific Rim and Europe.

In UAVs, for example, the international market is quite active, and we have experienced strong interest in our products. Seven European and Asian nations are actively soliciting bids for UAVs. Our Shadow 200 and 600 fit well with their requirements, and we are currently responding to these solicitations. Regarding our Moving Target Simulators (MTS), we recently completed a project in Japan at the Kasuga Military Base, and see growing demand for MTS products abroad. Four European nations are planning to acquire MTS systems within the next year.

We have also identified international opportunities for the sale of simulation and test products related to the Navy's P-3 Orion Aircraft and JointSTARS, as well as a market for fluid test systems in support of military and commercial aircraft, such as the F-16 and the Boeing 777.

Symtron Systems has made considerable progress in expanding its international presence. During 1996, it installed its third firefighting system in Europe and made its first foray into the Australian market with the installation of a training system in Melbourne. The European, Asian, and Pacific Rim markets offer significant growth potential.

Our energy business, Detroit Stoker, continued to sell combustion equipment in both the European and Asian markets. Designed to satisfy diverse customers needs, Detroit's stokers burn such renewable fuels as poultry litter, sunflower hulls, bagasse, and wood waste to produce energy.


A plant operator
inspects this Detroit
Hydrograte(R) stoker
at a cogeneration
plant in South Florida.                 [PHOTOGRAPH OMITTED]
The plant's biomass
fuel supply is bagasse,
a sugar cane residue,
and wood waste, both
of which are renewable
energy sources

Solid Results in Energy and Weather Systems Businesses
------------------------------------------------------

We achieved solid results in our energy and Weather Systems businesses in 1996, reflecting our pursuit of new growth opportunities. Our energy business, Detroit Stoker, had a good year in 1996, with its performance benefitting from expansion in the U.S. and overseas and from cost-saving initiatives. Detroit's versatile product offerings meet the needs of customers with a variety of fuel requirements while adhering to enviromental standards.

Domestically, we achieved new contracts for stokers in Alabama and South Carolina, and increased sales of aftermarket stoker replacement parts, retrofits, and natural gas and oil burners. Internationally, biomass fuels are finding increasing favor, and this year we won new high-margin contracts in Germany, New Zealand, and the United Kingdom. In early 1997, we won a significant contract valued at nearly $9 million to supply stokers for a waste-to-energy plant in Portugal. This performance was further enhanced by improved operating efficiency at Detroit Stoker's foundry, Midwest Metallurgical Laboratories, Inc., and other cost-cutting measures. We will continue to pursue opportunities to achieve near-term profit improvements in this business.

In Weather Systems, our Automated Surface Observing System (ASOS) product line surpassed $200 million in bookings and is now installed in 800 airports supporting both the Federal Aviation Administration (FAA) and National Weather Service. The FAA is scheduled to purchase an additional 55 systems, while the U.S. Air Force is scheduled to purchase another 30, setting the stage for continued sales, upgrades and support into the 21st century.

Our Next Generation Weather Observing System (NEXWOS) continues to build market share, both domestically and abroad. With its increasing market presence and strong international appeal, this product line holds great potential for future growth. It provides the same high level of service as our ASOS system, but at a lower cost, thereby providing cost-effective solutions for secondary airports and heliports. During 1996, we completed key sales to Saudi Arabia and Latvia.

The Joint Service
Electronic Combat
Systems Tester (JSECST)
program will produce
rugged electronic                  [PHOTOGRAPH OMITTED]
combat test and
diagnostic equipment
to ensure mission
readiness of military
aircraft.

UNITED INDUSTRIAL
STRIVES TO EXCEED
CUSTOMER EXPECTATIONS
--------------------------------------------------------------------------------

A Clear Focus on Customer Satisfaction
--------------------------------------

United Industrial strives to exceed customer expectations and deliver products at the forefront of the industry. We adhere to high standards and strict requirements in all of our work, and we are pleased to report that our success on measurements of quality, safety, and productivity has been recognized consistently. AAI has earned the International Standards Organization's highest level of certification, ISO 9001, a true testament to our superior production and service standards.

As mentioned earlier, the ISO 9001 Certification has had a positive impact on our profitability by reducing operating costs. We were also honored with a 1996 U.S. Senate Productivity Award for our accomplishments.

These achievements do not come without hard work. We have a dedicated team of employees committed to providing world-class customer satisfaction. As a result of their dedication, we delivered 98 percent of our products on time for the second consecutive year and achieved a 300 percent increase in software productivity, earning a Level II rating from the Software Engineering Institute.

WE ARE POSITIONING
THE COMPANY FOR
LONG TERM GROWTH
AND PROFITABILITY
--------------------------------------------------------------------------------

A Bright and Exciting Future
----------------------------

We are very optimistic about United Industrial's future. We are changing--taking specific steps to reposition the Company for long-term growth and profitability --and are confident we are headed in the right direction. We are committed to improving profits and revenue growth in defense-related work, while expanding our engineering and maintenance services and transportation businesses. Our long-range plans call for the divestiture of non-core operations so we can better focus our attention and resources on meeting these objectives. We have already taken actions to optimize our corporate facilities through the effective management of space and assets, and will continue to seek ways to improve upon this. At the same time, we will consider selected acquisitions to increase our capabilities in core businesses.

Most important, we are committed to enhancing the value of our organization for our shareholders, employees, and customers. We look forward to reporting on our progress and thank you for your continued support.

Sincerely,

/s/ Harold S. Gelb            /s/ Richard Erkeneff

Harold S. Gelb                Richard R. Erkeneff
Chairman of the Board         President and Chief Executive Officer


The Board of Directors:
Seated left to right:
Harold S. Gelb,
Chairman of the Board,
Richard R. Erkeneff,                   [PHOTOGRAPH OMITTED]
President and CEO.
Standing left to right:
Edward C. "Pete" Aldridge,
Susan Fein Zawel,
E. Donald Shapiro,
Howard M. Bloch.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS
---------------------

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

Net sales of $220,822,000 in 1996 trailed those in 1995 by $6,576,000 or 3%. All business segments contributed to this decline. In the Company's defense segment, net sales were $2,632,000 or 1% lower than the prior year. Although sales in this segment decreased slightly, the mix of business shifted to the niche markets that the Company will focus on in the future.

The defense segment's business is heavily influenced by changes in the budgetary plans and procurement policies of the U.S. Government. Reductions in defense spending and program cancellations in recent years have adversely affected operating results. Further, government contracts are subject to price redetermination under certain circumstances and may be terminated for the convenience of the government. The Company intends to maintain a strong focus on Department of Defense opportunities and believes it is well positioned over the long term to benefit from the demand for advanced technological systems by the U.S. and foreign governments. Sales to agencies of the U.S. Government, primarily by the defense segment, were $144,749,000 in 1996 and $154,346,000 in 1995. Export sales by the defense segment were $22,400,000 in 1996 and $13,117,000 in 1995, an increase of $9,283,000 or 71%.

Net sales in the energy segment were down $2,537,000 or nearly 8% in 1996 compared to 1995, primarily due to lower Hydrograte and Rotograte stoker deliveries during the current year. Significant stoker orders were received late in 1996, and sales regarding these orders will be recorded in 1997.

Gross profit and margin increased to $52,507,000 and 23.8% in 1996 from $45,259,000 and 19.9% in 1995. These increases during 1996 compared to 1995 represent improved profit performance by the defense and energy segments. During 1996, the defense segment's gross margin increased 4.5% to 23.1% due essentially to the Company's efforts to control costs on its long-term contracts. During 1995, the defense segment's gross profit was reduced by the recognition of a $6,600,000 loss on the SH-60 Helicopter Simulator Visual Upgrade Program and a charge of $2,000,000 related to the reduction of the estimated net realizable value of certain non-contract inventories. During 1996, the Company incurred an additional loss of $3,300,000 on the SH-60 program. However, in November 1996 the Company signed a settlement agreement with the U.S. Navy providing for an orderly conclusion of the contract precluding the possibility of additional losses to the Company. The agreement also provided for the payment of approximately $8,500,000 to the Company which was received in January 1997. During 1996 the Company increased its reserve for the non-contract inventory noted above by $900,000.

Gross margin in the Company's energy segment improved 1.9% to 30.5%. Higher sales of aftermarket stoker replacement parts, and natural gas and oil burners as well as cost-saving initiatives and greater operating efficiencies were generally responsible for this increase.

Selling and administrative expenses as a percentage of sales were 18.5% in 1996 and 18.1% in 1995. The increase was due to lower sales volume in the current year. Actual selling and administrative expenses decreased $399,000 or 1% in 1996 as compared to 1995. Interest expense was $1,997,000 in 1996 and $2,360,000 in 1995. This decrease was due to lower borrowings which were partially offset by higher interest rates during 1996. Interest income decreased $168,000 in 1996 from 1995 due to the payment of the note receivable of $8,540,000 in February 1995. Other expense was $1,190,000 in 1996 compared to other income of $127,000 in 1995 or a net increase in expense of $1,317,000. The increase in expense was primarily due to losses in 1996 by a joint venture which had profits in 1995.

In 1996, net income of $6,404,000 increased $5,516,000 or 621% from $888,000 in
1995. Both the defense and energy segments contributed to this favorable result. At the defense segment, the increased profitability was due principally to improved performance on most long-term contracts. As described earlier, in 1995 income was reduced by the recognition of $8,600,000 of pretax charges regarding certain long-term contracts and inventory write-downs as compared to $4,200,000 of such charges in 1996. In the energy segment, higher margins and the elimination of certain selling and administrative costs were the source of improved earnings.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

Net sales of $227,398,000 in 1995 rose by 8% from 1994. The increase was attributable to all segments. In the defense segment, which recorded a 7% increase, the Company's diversification into transportation systems resulted in initial program sales, and the recovery of the commercial airline industry boosted sales of hydraulic test equipment. The synergies achieved through the combination of Symtron's engineering capabilities and AAI's manufacturing and installation capabilities contributed to a better than twofold increase in sales of firefighter systems. Sales to agencies of the U.S. Government, primarily by the defense segment, were $154,346,000 in 1995 and $159,766,000 in 1994. Export sales by the defense segment were $13,117,000 in 1995 and $4,413,000 in 1994, an increase of $8,704,000 or 197%. The Company's energy segment recorded a 17% increase in sales in 1995 as compared to 1994, primarily due to increased volume of sales of Hydrograte stokers.

Gross profit and margin amounted to $45,259,000 and 19.9% in 1995, and $46,951,000 and 22.4% in 1994. In 1995, the lower gross profit in the defense segment resulted primarily from the recognition of approximately $10,200,000 of losses on contracts compared to $5,600,000 of losses in 1994. In 1995, these losses primarily pertained to reserves taken on one contract: the SH-60 program that eroded pretax earnings by about $6,600,000, of which approximately $5,100,000 was recorded in December 1995. Also in the fourth quarter of 1995, the Company recorded a $2,000,000 charge to reflect certain finished goods and work in progress inventories related to a particular program at net realizable value. Partially offsetting these charges was the increased profitability of the Company's hydraulic test equipment business and growth in sales of certain highly profitable operational and maintenance training simulators. The increased gross profit in the energy segment was essentially due to the increased volume and profit margins on sales of Hydrograte stokers.

Selling and administrative expenses as a percentage of sales were 18.1% in 1995 and 19.1% in 1994. The decrease in 1995 reflects the elimination of certain expenses resulting from the Company's organizational changes in 1994 and 1993, partially offset by a $1,000,000 charge related to the 1994 acquisition of Symtron. Interest income was $1,201,000 in 1995 and $1,840,000 in 1994. The decrease in interest income was principally due to the reduced note receivable balance resulting from the installment payments on such note receivable which had a 14% interest rate.

Interest expense was $2,360,000 in 1995 and $3,202,000 in 1994. Decreased borrowings in 1995 resulted in lower interest expense. In 1994, decreased average borrowings were offset by higher interest rates. In 1995, net income of $888,000 decreased $4,324,000 from $5,212,000 in 1994. The reduction of net income in 1995 resulted primarily from the recognition of losses of approximately $12,200,000 by the defense segment on certain long-term contracts and inventory write-downs mentioned earlier. In the Company's energy segment, increased sales volume and improved profit margins were the primary reasons behind its improved results. Net income in 1994 included a net pension curtailment gain of $928,000 (see Note 10).

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents amounted to $13,427,000 at the end of 1996 and $11,915,000 at the end of 1995. The Company's principal uses of capital during the past several years related to acquisitions, new projects and the repayment of long-term debt and bank borrowings. In January 1994, the Company acquired Symtron Systems, Inc., a business engaged in the development and production of patented computer-controlled firefighter trainers (see Note 16). Symtron serves both government and commercial markets. Net advances of $12,191,000 have been made to Symtron since its acquisition. The Company made contingent payments of $254,000 and $1,000,000 in 1996 and 1995, respectively, to the previous shareholders of Symtron in accordance with the purchase agreement. Additionally, contingent amounts are payable if certain pretax profits, as defined in the purchase agreement, are earned for each of the years in the three-year period ending December 31, 1998.

The Company expects to meet its cash requirements for 1997, including amounts necessary to fund new business ventures from operations and borrowings under its existing line of credit. During 1996 the Company's AAI subsidiary had a revolving credit arrangement and note agreement that contained restrictive covenants with respect to payment of dividends or advances and loans to the Company. These restrictions did not affect the Company's ability to meet its cash requirements. Factors relating to the amounts of cash from operating, financing and investing activities are explained in detail in the Consolidated Statements of Cash Flows.

The Company paid cash dividends of $.20 per share in 1996, $.26 per share in 1995, and $.28 per share in 1994, amounted to aggregate payments of $2,434,000 in 1996, $3,165,000 in 1995, and $3,425,000 in 1994. In February 1997 the first quarterly dividend was increased to $.07 per share. The ratio of current assets to current liabilities was 1.8 at the end of 1996 and 2.1 at the end of 1995. The current ratio decreased in 1996 principally due to the increase in the current portion of long-term debt which was repaid in January 1997 as described below.

Capital expenditures were $6,299,000 in 1996. There are no material commitments for acquisition of capital assets as of December 31, 1996.

On October 13, 1994, AAI entered into a two-year revolving credit agreement with two banks for $20,000,000, including a commitment for up to $10,000,000 for commercial letters of credit. The revolving credit is limited to a percentage of the eligible accounts receivable, as defined. Immediately prior to entering into this credit facility, AAI prepaid $5,000,000 of the $25,000,000 note payable with certain insurance companies, thereby reducing the outstanding principal balance to an aggregate of $20,000,000 (see Note 6 for further information concerning these agreements). During 1996, the Company repaid the scheduled $6,250,000 of this note and in January 1997 prepaid the balance of $13,750,000. At December 31, 1996 and 1995, AAI's net assets of approximately $70,800,000 and $68,400,000, respectively, were restricted under the debt agreement's capital base covenant. The line-of-credit agreement was extended to March 18, 1997, and a commitment letter has been received from the bank for a replacement credit arrangement.

On December 31, 1996, the Company repaid $3,000,000 outstanding under an additional line-of-credit.

Long-term debt less the current portion amounted to $13,750,000 and $20,000,000 at December 31, 1995 and 1994, respectively. The debt amounted to 13.8% and 18.4% of total capitalization in 1995 and 1994, respectively. The Company had no long-term debt at December 31, 1996.

Earnings per share has been computed using the weighted average number of the common and common equivalent shares outstanding and the assumed exercise of all stock options having exercise prices less than the average market price of the common stock using the treasury stock method.

ENVIRONMENTAL AND OTHER LITIGATION

The Company, along with numerous other parties, has been named in five tort actions relating to environmental matters based on allegations partially related to a predecessor's operations. These tort actions seek recovery for personal injury and property damage among other damages. One tort claim is a certified property and medical class action. In comparison to the other defendants, the operations of the Company were very limited in time and size. The Company intends to vigorously contest these actions and believes that the resolution of these actions will not be material to the Company (see Note 15).

In November 1996, the Company signed a settlement agreement with the U.S. Navy concerning the SH-60 Helicopter Simulator Visual Upgrade Program. The agreement provides for an orderly conclusion of the contract, precluding the possibility of additional losses.

Consolidated Balance Sheets
United Industrial Corporation

================================================================================
(DOLLARS IN THOUSANDS)                December 31          1996           1995
--------------------------------------------------------------------------------
ASSETS
Current Assets
    Cash and cash equivalents                            $ 13,427       $ 11,915
    Trade receivables
    U.S. Government                                        25,781         20,650
    Other                                                  14,353         12,261
--------------------------------------------------------------------------------
                                                           40,134         32,911

Inventories                                                39,507         47,922
Prepaid expenses and other
    current assets                                          1,217          1,761
Deferred income taxes                                       6,131          6,487
--------------------------------------------------------------------------------
Total Current Assets                                      100,416        100,996
--------------------------------------------------------------------------------

Other Assets                                               38,018         39,524

Property and Equipment
    Land                                                    1,880          1,886
    Buildings and improvements                             49,761         48,106
    Machinery and equipment                                74,046         73,978
    Furniture and fixtures                                  5,103          5,253
--------------------------------------------------------------------------------
                                                          130,790        129,223
    Less allowances for depreciation
    and amortization                                       89,256         86,637
--------------------------------------------------------------------------------
                                                           41,534         42,586
--------------------------------------------------------------------------------
                                                         $179,968       $183,106
================================================================================

================================================================================
(DOLLARS IN THOUSANDS)          December 31          1996            1995
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Short-term borrowings                     $       --     $      3,000
    Accounts payable                                10,135         10,132
    Accrued employee compensation and taxes          7,690          6,536
    Customer advances                                5,873          6,384
    Provision for contract losses                    9,166         10,751
    Federal income taxes                               963           --
    Current portion of long-term debt               13,750          6,250
    Other liabilities                                8,105          4,472
--------------------------------------------------------------------------------
Total Current Liabilities                           55,682         47,525
--------------------------------------------------------------------------------
Long-Term Debt, Less Current Portion                  --           13,750
Postretirement Benefits Other Than Pensions         21,825         21,322
Other Liabilities                                    2,654          4,529
Deferred Income Taxes                                9,662          9,820
Shareholders' Equity
    Common stock--par value $1.00 per share
    Authorized shares--15,000,000
    Outstanding shares:
    1996--12,173,743; 1995--12,170,793              14,374         14,374
    Additional capital                              90,196         91,421
    Retained earnings (deficit)                      2,876         (2,311)
    Cost of shares in treasury:
    1996 -- 2,200,405 shares;
    1995 -- 2,203,355 shares                       (17,301)       (17,324)
--------------------------------------------------------------------------------
Total Shareholders' Equity                          90,145         86,160
--------------------------------------------------------------------------------
                                             $     179,968    $   183,106
================================================================================
See notes to financial statements

Consolidated Statements of Operations
United Industrial Corporation

================================================================================
(Dollars in thousands,
except per share data)
Year ended December 31                   1996         1995          1994
--------------------------------------------------------------------------------
Net Sales                             $ 220,822    $ 227,398    $ 209,727
Operating costs and expenses:
Cost of sales                           168,315      182,139      162,776
Selling and administrative               40,847       41,246       39,990
Pension plan curtailment
    income--net                            --           --           (928)
(Gain) loss on sale of assets--net       (1,135)         336       (1,166)
Other expense (income)--net               1,190         (127)        (734)
Interest income                          (1,033)      (1,201)      (1,840)
Interest expense                          1,997        2,360        3,202
--------------------------------------------------------------------------------
Total Operating Costs and Expenses      210,181      224,753      201,300
--------------------------------------------------------------------------------
Income Before Income Taxes               10,641        2,645        8,427
Provision (credit) for income taxes
Federal
    Current                               3,192        4,139        2,232
    Deferred                                198       (2,726)         522
State                                       847          344          461
--------------------------------------------------------------------------------
Income Taxes                              4,237        1,757        3,215
--------------------------------------------------------------------------------
Net Income                            $   6,404    $     888    $   5,212
--------------------------------------------------------------------------------
Earnings Per Share                    $     .52    $     .07    $     .43
================================================================================

See Notes to Financial Statements


Consolidated Statements of Cash Flows
United Industrial Corporation
==============================================================================================
(DOLLARS IN THOUSANDS) Year ended December 31               1996       1995         1994
----------------------------------------------------------------------------------------------
Operating Activities
Net income                                               $  6,404    $    888    $  5,212
Adjustment to reconcile net income
    to net cash provided by
    operating activities:
Depreciation and amortization                               8,306       8,300       8,291
Deferred income taxes                                         198      (2,726)      1,223
(Gain) loss on sale of property and equipment              (1,135)        336      (1,166)
Changes in operating assets and liabilities--net
    Increase (decrease) in current income taxes             1,024      (3,333)      6,951
    (Increase) decrease in trade receivables               (7,223)        653      12,611
    Decrease (increase) in inventories                      8,415       5,564      (6,218)
    Decrease (increase) in prepaid
    expenses and other current assets                         544         (94)      1,019
    Increase (decrease) in accounts payable, accruals,
    advances and other current liabilities                  2,218        (139)     (6,081)
    Other--net                                             (1,514)     (3,175)     (7,495)
----------------------------------------------------------------------------------------------
Net Cash Provided By Operating Activities                  17,237       6,274      14,347
----------------------------------------------------------------------------------------------
Investing Activities
----------------------------------------------------------------------------------------------
Purchase of property and equipment                         (6,299)     (5,705)     (4,146)
Acquisition of business--net of cash received                --          --        (2,291)
Net proceeds from disposals of property
    and equipment                                           2,250         370       7,264
Other--net                                                   --          --           590
Decrease in note receivable                                  --         8,540       8,540
----------------------------------------------------------------------------------------------
Net Cash (Used) Provided By Investing Activities           (4,049)      3,205       9,957
----------------------------------------------------------------------------------------------
Financing Activities
----------------------------------------------------------------------------------------------
Increase in long-term liabilities                            --           653       2,468
Proceeds from borrowings                                    9,000       9,000      12,000
Payments on long-term debt and borrowings                 (18,250)    (10,200)    (33,500)
Dividends                                                  (2,434)     (3,165)     (2,571)
Purchase of treasury shares                                  --          --          (475)
Proceeds from exercise of stock options                         8          16        --
----------------------------------------------------------------------------------------------
Net Cash Used in Financing Activities                     (11,676)     (3,696)    (22,078)
----------------------------------------------------------------------------------------------
Increase in Cash and Cash Equivalents                       1,512       5,783       2,226
----------------------------------------------------------------------------------------------
Cash and Cash Equivalents at Beginning of Year             11,915       6,132       3,906
----------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                 $ 13,427    $ 11,915    $  6,132
==============================================================================================

See notes to financial statements

Notes to Financial Statements

United Industrial Corporation

NOTE 1 NATURE OF OPERATIONS
--------------------------------------------------------------------------------

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

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in prior years have been reclassified to conform to the current year's classifications. The Company includes in income its proportionate share of the net earnings or losses of unconsolidated investees, when the Company's ownership interest is between 20% and 50%.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount of these investments reported in the balance sheet approximates their fair value.

INVENTORIES

Inventories are stated at the lower of cost or market. At December 31, 1996 and 1995, approximately 10% and 7% respectively, of total inventory was priced by the last-in, first-out (LIFO) method with the remainder priced at actual, average, or standard cost. If the first-in, first-out (FIFO) method of inventory pricing had been used, inventories would have been approximately $4,090,000 higher than reported on December 31, 1996 and $4,177,000 higher than reported on December 31, 1995.

Inventories include amounts principally related to long-term contracts of the Company's defense segment, as determined by the percentage-of-completion method of accounting. Sales and gross profit are principally recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Alternatively, certain contracts provide for the production of various units throughout the contract period and these contracts are accounted for based on the units delivered. See Note 4.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. The policy of the Company is to provide for depreciation on the straight-line, sum-of-the-years digits, and declining-balance methods, by annual charges to operations calculated to amortize the cost over the estimated useful lives of the various classes of property and equipment.

EARNINGS PER SHARE

          Earnings per share has been computed using the weighted average number of the common and common equivalent shares outstanding, and assuming exercise of all stock options having exercise prices less than the average market price of the common stock using the treasury stock method. The weighted average number of shares outstanding were: 12,211,319 in 1996, 12,193,179 in 1995 and 12,241,503 in 1994.

STOCK BASED COMPENSATION

The Company has elected to continue to account for its stock-based compensation plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), whereby compensation cost for stock options is recognized in income based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the stock. See Note 7.

NEW ACCOUNTING PRONOUNCEMENTS

During 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Adoption of this standard did not have a significant impact on the Company.

NOTE 3 TRADE RECEIVABLES
--------------------------------------------------------------------------------

Amounts due from the U.S. Government primarily related to long-term contracts of the Company's defense segment were as follows:

================================================================================
(DOLLARS IN THOUSANDS)     December 31               1996                 1995
--------------------------------------------------------------------------------
Amounts billed                                      $22,282              $13,882
Unbilled recoverable costs and earned fees            3,251                6,521
Retainage per contract provisions                       248                  247
--------------------------------------------------------------------------------
                                                    $25,781              $20,650
================================================================================

Billed and unbilled amounts above include $2,283,000 and $4,405,000 at December 31, 1996 and 1995, respectively, related to contracts for which a subsidiary of the Company is a subcontractor to other government contractors. Unbilled recoverable costs and earned fees substantially represent amounts that will be collected within one year. Retainage amounts will generally be billed over the next twelve months.

NOTE 4 INVENTORIES
--------------------------------------------------------------------------------

===========================================================================================
(DOLLARS IN THOUSANDS)                 December 31          1996                 1995
-------------------------------------------------------------------------------------------
Finished goods and work in progress                        $11,320              $ 11,469
-------------------------------------------------------------------------------------------
Costs and earnings relating to long-term contracts          43,557                64,079
Deduct progress payments related to
    long-term contracts                                    (19,454)              (32,363)
-------------------------------------------------------------------------------------------
Costs and earnings in excess of billings                    24,103                31,716
-------------------------------------------------------------------------------------------
Total finished goods and work in progress                   35,423                43,185
Materials and supplies                                       4,084                 4,737
-------------------------------------------------------------------------------------------
                                                           $39,507              $ 47,922
===========================================================================================

The inventoried costs associated with long-term contracts include costs and earnings ($24,103,000 in 1996 and $31,716,000 in 1995) of incomplete contracts not yet billable to the customer. These amounts represent the difference between the percentage-of-completion method of accounting for long-term contracts used to record operating results by the Company's defense subsidiary and the amounts billable to the customer under the terms of the specific contracts. Estimates of final contract costs and earnings (including earnings subject to future determination through negotiation or other procedures) are reviewed and revised periodically throughout the lives of the contracts. Adjustments of earnings resulting from the revisions are recorded on a current basis. The Company recognized losses of $6,997,000 ($4,443,000 net of tax benefit, or $.36 per share) during 1996 and $10,200,000 ($6,059,000 net of tax benefit, or $.50 per share) during 1995, resulting primarily from revision of cost estimates on certain major long-term contracts.

Included in 1996 and 1995 costs and earnings in excess of billings was $1,400,000 and $12,000,000, respectively, on certain government contracts in excess of negotiated contract value which are or will be the subject of formal claims if not resolved by negotiation.

The Company has estimated $6,800,000 and $7,700,000 as the net realizable value of certain non-contract related finished goods and work in progress inventory in 1996 and 1995, respectively. The Company has identified a number of potential buyers for a substantial portion of the inventory. However, the Company faces significant competition from other producers of similar products. It is reasonably possible that the Company may not be able to finalize an agreement for the sale of this inventory due to competition. If this occurs, the net realizable value of this inventory could be reduced in the near term.

Inventories do not include any significant amounts of unamortized tooling, learning curve, and other deferred costs, claims, or other similar items whose recovery is uncertain.

NOTE 5 OTHER ASSETS
--------------------------------------------------------------------------------
================================================================================
(DOLLARS IN THOUSANDS)   December 31          1996                1995
--------------------------------------------------------------------------------
Net pension asset                           $27,896             $25,534
Patents and other intangible assets           8,140               9,771
Other                                         1,982               4,219
--------------------------------------------------------------------------------
                                            $38,018             $39,524
================================================================================

Patents and other intangible assets represent assets acquired in connection with purchased businesses and are being amortized primarily on a straight-line basis over 5 to 15 years. Amortization expense amounted to $1,704,000 in 1996, $1,694,000 in 1995, and $1,683,000 in 1994. Accumulated amortization amounted to $6,707,000 and $5,003,000 at December 31, 1996 and 1995, respectively.

NOTE 6 LONG-TERM DEBT AND CREDIT ARRANGEMENTS
--------------------------------------------------------------------------------

In 1992, AAI Corporation (a wholly owned subsidiary) entered into a note purchase agreement with certain insurance companies for $25,000,000, which was subsequently reduced to $20,000,000. The proceeds of the note were principally used to repay the then outstanding borrowings of AAI. Interest at the rate of 8.65% was payable semi-annually. In July 1996, the Company made a scheduled installment payment of $6,250,000 on this note. The remaining principal of $13,750,000 was prepaid in January 1997.

The Company was a guarantor of the agreement and together with AAI was subject to certain covenants including, but not limited to, provisions related to dividends, indebtedness, working capital, net worth, interest coverage and debt to equity ratios.

AAI is a party to a revolving credit agreement with a bank for $20,000,000, including a commitment for up to $10,000,000 of commercial letters of credit. The revolving credit is limited to a percentage of the eligible accounts receivable, as defined. The agreement provides that AAI may select among several interest rate options. The agreement provides for restrictive covenants among which are the maintenance of a certain capital base, as defined; leverage and cash flow coverage ratios; limitations on indebtedness; and limitations on transfers of funds and use of such funds by the Company or its wholly owned subsidiaries. Borrowings under the credit agreement and the outstanding notes with the insurance companies are collateralized by the capital stock and assets of AAI and its wholly owned subsidiaries and certain wholly owned subsidiaries of the Company. Such borrowings are guaranteed by the Company, certain of its wholly owned subsidiaries and all AAI wholly owned subsidiaries. There were no borrowings outstanding under the credit agreement at December 31, 1996 and 1995. The credit agreement has been extended to March 18, 1997 and a commitment letter was received from the bank for a replacement credit agreement.

At December 31, 1996 and 1995, AAI's net tangible assets of approximately $70,800,000 and $68,400,000, respectively, were restricted under the debt agreement's capital base covenant.

Under an additional line-of-credit agreement with a bank, the Company may have borrowed up to $9,000,000 including a commitment for up to $4,000,000 of commercial letters of credit. Detroit Stoker Company, a wholly owned subsidiary was also a party to the agreement. At December 31, 1996, this credit line was cancelled and the borrowings were paid. The credit agreement required commitment fees which were not material.

The carrying amounts of the Company's borrowings under its short-term revolving credit agreements and long-term debt arrangement approximate their fair value.

Interest expense was $1,997,000 in 1996, $2,360,000 in 1995, and $3,202,000 in
1994. Interest paid was $2,122,000 in 1996, $2,270,000 in 1995, and $3,323,000
in 1994.

The weighted average interest rate on short-term borrowings outstanding at December 31, 1995 was 7.14%.

NOTE 7 STOCK OPTIONS
--------------------------------------------------------------------------------

In May 1994, the shareholders approved the 1994 Stock Option Plan (the "Plan"), which provides for the granting of options with respect to the purchase of an aggregate of up to 600,000 (increased in May 1996 to 1,200,000) shares of common stock of the Company from time to time to key employees of the Company and its subsidiaries. Options granted may be either "incentive stock options," within the meaning of Section 422A of the Internal Revenue Code, or non-qualified options.

The options are granted at not less than market value at the date of grant and in accordance with APB 25 and related interpretations, no compensation cost has been recognized for grants made under the Plan. Options are exercisable over a period determined by the Board of Directors, but no longer than ten years after the date they are granted. Options vest one-third each year after a one year waiting period. Had compensation cost been determined consistent with the fair value method set forth under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), for all awards during 1995 and 1996 under the Plan, net income and net income per common share would have decreased to the pro forma amounts indicated below:
================================================================================
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Year ended December 31                                  1996               1995
================================================================================
Net income:
    As reported                                        $6,404              $888
    Pro forma                                          $6,248              $887

Net income per common share:
    As reported                                        $  .52              $.07
    Pro forma                                          $  .51              $.07
================================================================================

FAS 123 is applicable only to stock options granted subsequent to December 31, 1994. Accordingly, since compensation expense associated with such grants would generally be recognized over a three-year vesting period, the initial impact of applying FAS 123 on pro forma net income is not representative of the potential impact on pro forma net income in future years, when the pro forma effect would be fully reflected.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yields of 4.0% and 3.6%; expected volatility of 37% and 36%; and risk-free interest rates of 6% in both periods; and expected lives of five years in both periods. The weighted-average fair value of an option granted was $1.51 and $1.59 for the years ended December 31, 1996 and 1995, respectively.

A summary of stock option activity under the Plan is as follows:
================================================================================
                                                                    Weighted-
                                                                     Average
                                                                     Exercise
(SHARES IN THOUSANDS)                       Number of shares         Price
--------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1994                          --                  --
Granted                                             94             $  4.75
Exercised                                           --                  --
Cancelled                                           --                  --
--------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                        94                4.75
--------------------------------------------------------------------------------
Granted                                            139                5.55
Exercised                                           (3)               4.75
Cancelled                                         (116)               5.53
--------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                       114                4.94
--------------------------------------------------------------------------------
Granted                                            368                5.30
Exercised                                           (2)               4.75
Cancelled                                          (13)               4.75
--------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                       467               $5.23
================================================================================

==============================================================================
(SHARES IN THOUSANDS)  December 31       1996            1995          1994
------------------------------------------------------------------------------
Exercisable                               57              25            0
Available for future grants              728             483          506
==============================================================================

Exercise prices for options outstanding as of December 31, 1996 ranged from $4.50 to $6.38. The weighted-average remaining life of these options is 8.9 years.

NOTE 8 LEASES
--------------------------------------------------------------------------------

Total rental expense for all operating leases amounted to $2,391,000 in 1996, $2,632,000 in 1995, and $2,714,000 in 1994. Contingent rental payments were not significant.

The future minimum rental commitments as of December 31, 1996, for all noncancelable leases were $1,336,000 in 1997; $1,103,000 in 1998; $844,000 in
1999; $389,000 in 2000; and $159,000 in 2001.

NOTE 9 CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

==============================================================================================================================
                                                                                                   Minimum
                                                                     Retained                      Pension         Share-
                                        Common     Additional        Earnings      Treasury        Liability       holders'
(DOLLARS IN THOUSANDS)                  Stock       Capital          (Deficit)       Stock         Adjustment      Equity
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993           $   14,374    $ 97,167         $ (8,411)      $(16,875)        $(901)        $ 85,354
Net income                                   --          --            5,212             --            --            5,212
Cash dividends declared
    ($.21 per share)                         --      (2,571)              --             --            --           (2,571)
Purchase of 91,200 shares                    --          --               --           (475)           --             (475)
Adjustment for minimum
    pension liability                        --          --               --             --           901              901
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994               14,374      94,596           (3,199)       (17,350)           --           88,421
Net income                                   --          --              888             --            --              888
Cash dividends declared
    ($.26 per share)                         --      (3,165)              --             --            --           (3,165)
Stock options                                --         (10)              --             26            --               16
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995               14,374      91,421           (2,311)       (17,324)           --           86,160
Net income                                   --          --            6,404             --            --            6,404
Cash dividends declared
    ($.20 per share)                         --      (1,217)          (1,217)            --            --           (2,434)
Stock options                                --          (8)              --             23            --               15
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996              $14,374     $90,196           $2,876       $(17,301)           --          $90,145
==============================================================================================================================

NOTE 10 PENSION ARRANGEMENTS AND SPECIAL TERMINATION BENEFITS
--------------------------------------------------------------------------------

The Company and its subsidiaries have a number of noncontributory defined benefit pension plans covering substantially all employees. Plans covering salaried and management employees previously provided pension benefits that were based on the employee's average compensation for the highest five consecutive years before retirement and years of service. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. The Company's funding policy for the plans is to make the minimum annual contributions required by applicable regulations.

A summary of the components of net periodic pension (income) cost for the plans is as follows:

==============================================================================================================================
(DOLLARS IN THOUSANDS)                                                     1996                   1995                 1994
------------------------------------------------------------------------------------------------------------------------------
Service cost--benefits earned during the period                          $    903             $      682           $ 3,238
Interest cost on projected benefit obligation                              11,133                 10,689            10,507
Actual return on plan assets                                              (23,191)               (29,770)           (1,891)
Net amortization and deferral                                               8,194                 19,075            (8,898)
Curtailment gain                                                               --                     --              (928)
------------------------------------------------------------------------------------------------------------------------------
Total Pension (Income) Costs                                             $ (2,961)            $      676           $ 2,028
==============================================================================================================================

ASSUMPTIONS PRIMARILY USED IN THE ACCOUNTING FOR THE PLANS WERE:

==============================================================================================================================
                                                                              1996                1995                 1994
------------------------------------------------------------------------------------------------------------------------------
Weighted-average discount rates                                               7.5%                 7.3%                8.5%
Rates of increase in compensation levels                                      4%                   4%                  4%
Expected long-term rate of return on assets                                   8.5%                 8.5%                8.5%
==============================================================================================================================

The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at December 31, 1996 and 1995, for the Company's pension plans:

===========================================================================================================
PLANS WITH ASSETS IN EXCESS OF ACCUMULATED BENEFIT OBLIGATION:
(DOLLARS IN THOUSANDS)                                                      1996                 1995
-----------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested benefit obligation                                                  $143,480            $146,015
-----------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                             $145,795            $147,838
-----------------------------------------------------------------------------------------------------------
Projected benefit obligation                                               $145,892            $148,024
Plan assets at fair value                                                   169,004             158,663
-----------------------------------------------------------------------------------------------------------
Projected benefit obligation less
    than plan assets                                                         23,112              10,639
Unrecognized net loss including prior service cost                            5,314              15,427
Unrecognized net asset at beginning of year,
    net of amortization                                                        (530)               (532)
-----------------------------------------------------------------------------------------------------------
Net Pension Asset Recognized in the
    Consolidated Balance Sheets                                            $ 27,896            $ 25,534
===========================================================================================================

The plans' assets are invested in listed stocks and bonds and interest-bearing cash equivalents.

On November 30, 1994, the energy systems segment suspended future benefit accruals by freezing the non-union employees' defined benefit plan. This resulted in a pension curtailment gain of $1,092,000 ($675,000 net of taxes or $.06 per share). The Company replaced the defined benefit plan with a defined contribution benefit plan. Employee and employer matching contributions are based on specified for mulas. In addition, a curtailment loss of $164,000 ($101,000 net of tax benefit or $.01 per share) was recognized for another plan due to reductions of staffing levels at the Company's defense segment. On December 31, 1994, the defense segment merged its two defined benefit plans, and in 1995 converted them into a single cash balance plan. In accordance with the Cash Balance Plan, a participant's benefit includes the actuarial equivalent of the participant's accrued benefit under the applicable predecessor plan, annual allocations based upon a percentage of salary, and interest earned on such participant's account. In 1996 the Company combined the deferred benefit plans of the defense and energy segments. Under the combined plan, a participant's benefits under the applicable predecessor plans remain unchanged. The Company's contribution to the 401(k) plan was $1,208,000 in 1996 and $1,158,000 in 1995.

NOTE 11 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
--------------------------------------------------------------------------------

In addition to the Company's defined benefit pension plans, a subsidiary of the Company sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time employees who have worked 10 years and attained age 62 or 30 years of service with the Company. The plan is non-contributory for retirees and contributory for spouses. The retiree spousal contributions are adjusted annually. Both the retiree and spousal plan contain cost-sharing features such as deductibles and coinsurance. The accounting for the plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to increase the spousal contribution to the point that the entire cost for spouses will be contributory at the end of 7 years commencing from January 1, 1996, and limit the amount it will contribute for retiree insurance costs, as well as each active employee who later becomes a retiree, to no more than double the amount which the Company paid for coverage on January 1, 1993. The actuarial and recorded liabilities for these benefits have not been funded. The accumulated benefit obligation was determined using the unit credit method and an assumed discount rate of 7.5% in 1996 and 1995 and 8.5% in 1994. The assumed health care cost trend rate used was 11.25% for medical, decreasing to 6%, in the year 2005. An increase of 1% in the health care trend rate would not materially increase the cost or accumulated postretirement benefit due to the limit of the Company not being obligated to pay more than double the amount which the Company was paying for coverage on January 1, 1993.

Another subsidiary also sponsors a defined benefit health care plan that provides postretirement medical and dental benefits to full-time employees who have worked 10 years and attained age 60. Dental benefits cease for both retiree and spouse once the retiree reaches age 65. Surviving spouses are eligible for preretirement death benefits. Employees age 55, but less than 60, with at least 20 years of service receive only medical benefits commencing when the retiree reaches age 65. No dental benefit is provided. The accumulated benefit obligation was determined using the unit credit method and an assumed discount rate of 7.5% in 1996, 7.25% in 1995 and 8.5% in 1994. The assumed health care cost trend rate was 9.5% decreasing to 5.25% in 10 years. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation at December 31, 1996 by $1,029,105. The effect of a 1% increase in the health care trend rate would not materially increase the net periodic cost.

The costs of certain health care provided by the Company for eligible retired employees were $1,586,000 in 1996, $1,694,000 in 1995, and $1,719,000 in 1994.

The following table shows the two plans' combined funded status reconciled with the amounts recognized in the Company's statements of financial position:

===================================================================================================
(DOLLARS IN THOUSANDS)           December 31                       1996                 1995
---------------------------------------------------------------------------------------------------
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:

Retirees                                                          $13,221              $15,184
Fully eligible active plan participants                             1,289                1,378
Other active plan participants                                      7,465                9,083
---------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                      21,975               25,645
Unrecognized net loss                                                (150)              (4,323)
---------------------------------------------------------------------------------------------------
Accrued postretirement benefit obligation                         $21,825              $21,322
===================================================================================================

NET PERIODIC POSTRETIREMENT BENEFIT COST INCLUDED THE FOLLOWING COMPONENTS:

=====================================================================================================
(DOLLARS IN THOUSANDS)       Year ended December 31      1996                 1995           1994
-----------------------------------------------------------------------------------------------------
Service cost                                            $  538                $  548         $  516
Interest cost                                            1,540                 1,824          1,615
-----------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                $2,078                $2,372         $2,131
=====================================================================================================

NOTE 12 INDUSTRY SEGMENTS DATA
--------------------------------------------------------------------------------

The Company is engaged in the design, development, manufacture, and sale of products in three principal industries: electronics, aerospace, firefighter training, and ordnance systems for defense and other government and non-government entities in the United States and abroad; energy systems for industries and utilities; and specialty plastic products.

Sales to agencies of the United States Government, primarily by the defense segment, were $144,749,000 in 1996, $154,346,000 in 1995, and $159,766,000 in
1994. No single customer, other than the United States Government, accounted for 10% or more of net sales in any year. Export sales in 1996 were $26,491,000 and in 1995 and 1994 amounted to less than 10% of net sales in those years.
================================================================================
(DOLLARS IN THOUSANDS)           1996         1995         1994
--------------------------------------------------------------------------------
NET SALES
Defense                      $ 185,479    $ 188,111    $ 175,535
Energy Systems                  30,012       32,549       27,835
Plastic Products                 5,331        6,738        6,357
--------------------------------------------------------------------------------
Total Net Sales              $ 220,822    $ 227,398    $ 209,727
================================================================================
OPERATING INCOME (LOSS)
Defense                      $  12,497    $   6,436    $  10,831
Energy Systems                   3,892        2,598        1,884
Plastic Products                   (51)         389          219
Corporate                       (5,697)      (6,778)      (4,507)
--------------------------------------------------------------------------------
Total Operating Income       $  10,641    $   2,645    $   8,427
================================================================================

IDENTIFIABLE ASSETS
Defense                      $ 149,037    $ 150,507    $ 151,202
Energy Systems                  25,588       23,103       21,313
Plastic Products                 2,978        2,943        2,899
Corporate                        2,365        6,553       13,380
--------------------------------------------------------------------------------
Total Identifiable Assets    $ 179,968    $ 183,106    $ 188,794
================================================================================

CAPITAL EXPENDITURES
Defense                      $   4,833    $   4,572    $   3,304(a)(b)
Energy Systems                     959          805          624
Plastic Products                   494          289          149
Corporate                           13           39           69
--------------------------------------------------------------------------------
Total Capital Expenditures   $   6,299    $   5,705    $   4,146(a)(b)
================================================================================

==========================================================================================
(DOLLARS IN THOUSANDS)                      1996             1995                 1994
------------------------------------------------------------------------------------------
DEPRECIATION EXPENSE
Defense                                    $5,401           $5,616               $5,470
Energy Systems                                805              839                  917
Plastic Products                              198              134                  101
Corporate                                      16               17                    8
------------------------------------------------------------------------------------------
Total Depreciation Expense                 $6,420           $6,606               $6,496
==========================================================================================

(A) EXCLUDES ASSETS ACQUIRED IN THE SYMTRON ACQUISITION OF $8,761,000 IN 1994.
(B) EXCLUDES $1,322,000 OF ASSETS TRANSFERRED FROM INVENTORY.

Operating income for each segment is total revenue less operating expenses, excluding interest and corporate management fees. Research and development costs included in costs and expenses amounted to $2,641,000 in 1996, $2,270,000 in 1995, and $1,839,000 in 1994. Corporate loss includes net interest expense of $964,000 in 1996, $1,159,000 in 1995, and $1,362,000 in 1994. Corporate assets consist primarily of cash and cash equivalents.

NOTE 13 INCOME TAXES
--------------------------------------------------------------------------------

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

Following is a reconciliation of the difference between total tax expense and the amount computed by applying the federal statutory income tax rate (34%) to income from operations before income taxes:

===============================================================================================================================
(DOLLARS IN THOUSANDS)                                                       1996                 1995                 1994
-------------------------------------------------------------------------------------------------------------------------------
Federal income taxes at statutory rate                                       $3,618               $  899               $2,865
State income taxes, net of federal income tax benefit                           480                  227                  304
Provision for nondeductible expenses
    (including $86 and $340 related to contingent payments
    in 1996 and 1995 on the Symtron acquisition)                                119                  460                  --
Other--net                                                                       20                  171                   46
-------------------------------------------------------------------------------------------------------------------------------
Income Taxes                                                                 $4,237               $1,757               $3,215
===============================================================================================================================

Income tax payments were $2,000,000 in 1996, $7,400,000 in 1995, and a refund of $2,879,000 in 1994. Deferred income tax balances:

================================================================================
(DOLLARS IN THOUSANDS)    December 31                         1996        1995
--------------------------------------------------------------------------------
DEFERRED TAX ASSET
Losses on long-term contracts
    not currently deductible                               $  2,826    $  4,145
Postretirement benefits other than pensions
    and other employee benefits                               9,802       9,562
Product warranty and other provisions                         1,868       1,504
Vacation pay accruals                                           974         539
Basis differences for asset sales                             2,188       1,803
Other                                                           110          64
--------------------------------------------------------------------------------
Total Deferred Tax Asset                                     17,768      17,617
================================================================================
DEFERRED TAX LIABILITY
Pension plans and other employee benefits                   (11,765)    (11,487)
Excess tax depreciation                                      (7,837)     (7,681)
Patent amortization                                          (1,520)     (1,594)
Other                                                          (177)       (188)
--------------------------------------------------------------------------------
Total Deferred Tax Liability                                (21,299)    (20,950)
--------------------------------------------------------------------------------
NET DEFERRED TAX LIABILITY                                 $ (3,531)   $ (3,333)
================================================================================

THE NET DEFERRED TAX LIABILITY IS CLASSIFIED AS FOLLOWS:
Net current deferred income tax asset                      $  6,131    $  6,487
--------------------------------------------------------------------------------
Net non-current deferred income tax liability              $ (9,662)   $ (9,820)
--------------------------------------------------------------------------------

NOTE 14 SELECTED QUARTERLY DATA (UNAUDITED)
--------------------------------------------------------------------------------

===================================================================================================================================
(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE DATA                                                  1996                                                   1995
AND STOCK PRICES)                   FOURTH    THIRD      SECOND       FIRST      Fourth            Third         Second      First
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                           $56,897  $54,159     $55,265    $54,501     $64,308           $53,568        $57,869    $51,653
Gross profit                         17,234    8,826      12,695     13,752       9,059(a)         10,735         12,692     12,773
Net income (loss)                     3,352      163       1,458      1,431      (1,999)(a)           423          1,324      1,140
===================================================================================================================================
Earnings (loss)
    per share                       $   .27  $   .01     $   .12    $   .12     $  (.16)(a)     $     .04        $   .11    $   .09
===================================================================================================================================
Dividends declared
    per share                       $   .05  $   .05     $   .05    $   .05     $   .05         $     --         $   .14    $   .07
-----------------------------------------------------------------------------------------------------------------------------------
Stock prices:
 High                               $ 6 1\4  $ 6 1\2     $ 6 3\8    $ 6 3\4     $ 6 1\8         $   7 1\8        $ 7 1\4    $ 5 3\4
Low                                 $ 5 1\8  $ 5 1\2     $ 5 1\8    $ 4 3\4     $ 4 3\8         $   5 5\8        $ 5 1\4    $ 4 7\8
===================================================================================================================================

(A) THE COMPANY RECORDED CHARGES OF $6,261,000 FOR THE REVISION OF CONTRACT LOSS ESTIMATES AND $2,000,000 TO WRITE DOWN CERTAIN NON-CONTRACTUAL WORK IN PROGRESS AND FINISHED GOODS INVENTORY TO NET REALIZABLE VALUE IN THE FOURTH QUARTER OF 1995.

The Company's common stock is listed on the New York Stock Exchange. The approximate number of shareholders of record as of February 25, 1997, was 2,800.

The debt covenants recited in Note 6 have certain restrictions on the payment of dividends.

NOTE 15 LITIGATION
--------------------------------------------------------------------------------

The Company, along with numerous other parties, has been named in five tort actions relating to environmental matters based on allegations partially related to a predecessor's operation of a small facility at a site in the State of Arizona that manufactured semiconductors between 1959 and 1960. All such operations of the Company were sold by 1961. These tort actions seek recovery for personal injury and property damage among other damages. One tort claim is a certified property and medical class action.

On February 11, 1992 a complaint was filed against the Company and ten other named and ten unnamed entities in the Maricopa County Superior Court of Arizona by seven individuals seeking to represent a class. A class in excess of 10,000 was originally alleged. The plaintiffs have amended their complaint to separate the larger property damage and medical monitoring classes into smaller subclasses based on geographic location and alleged exposure to solvents. In the process of amendment, the overall sizes of the respective classes have been significantly reduced. This suit alleges that the members of the class have been exposed to contaminated groundwater in the Phoenix/Scottsdale, Arizona area and suffer increased risk of disease and other physical effects. They also assert property damages under various theories; seek to have certain scientific studies performed concerning health risks, preventative measures and long-term effects; and seek incidental and consequential damages, punitive damages and an injunction against actions causing further exposures. The property and medical classes have been certified. The Company has joined with the other defendants and appealed the class certification issue to the Arizona Supreme Court. The Company intends to vigorously contest these actions and believes that the resolution of these actions will not be material to the Company.

Four additional lawsuits were filed on April 7, 1993, December 20, 1993, June 10, 1994 and July 18, 1995 in the Maricopa County Superior Court of Arizona. These matters allege personal injury and wrongful death by multiple plaintiffs arising from the alleged contamination in the Phoenix/Scottsdale, Arizona area. The Company intends to aggressively defend against these claims; however, at this time, no estimate can be made as to the amount or range of potential loss, if any, to the Company with respect to these matters. In comparison to the other defendants, the operations of the Company were very limited in time and size.

Detroit Stoker was notified in March 1992 by the Michigan Department of Natural Resources (MDNR) that it is a potentially responsible party in connection with the clean-up of a former industrial landfill located in Port of Monroe, Michigan. MDNR is treating the Port of Monroe landfill site as a contaminated facility within the meaning of the Michigan Environmental Response Act (MERA). Under MERA, if a release or a potential release of a discarded hazardous substance is or may be injurious to the environment or to the public health, safety, or welfare, MDNR is empowered to undertake or compel investigation and response activities in order to alleviate any contamination threat. Detroit Stoker intends to aggressively defend against these claims. At this time, no estimate can be made as to the amount or range of potential loss, if any, to Detroit Stoker with respect to this action.

On November 15, 1996, AAI Systems Management, Inc. (the "subsidiary"), an indirect subsidiary of the Company, signed a settlement agreement with the U.S. Navy (the "customer"), concluding a dispute with the customer over a contract to deliver helicopter simulator training devices. The agreement provided for an orderly conclusion of the contract precluding the possibility of additional losses for the subsidiary under the contract. Settlement of the dispute and the abbreviated comple-tion of the contract required a charge of $2.2 million ($1.4 million net of taxes) against earnings for the third quarter.

The Company is involved in various other lawsuits and claims, including certain other environmental matters, arising out of the normal course of its business. In the opinion of management, the ultimate amount of liability, if any, under pending litigation, including claims described above, will not have a materially adverse effect on the Company.

NOTE 16 ACQUISITIONS
--------------------------------------------------------------------------------

On January 18, 1994, the Company purchased all the outstanding shares of Symtron Systems, Inc. (Symtron), a producer of firefighter training simulators for government and commercial markets. The purchase price consisted of cash payments of $2,000,000, assumption of certain liabilities of approximately $5,900,000, and a contingent payment of up to $1,000,000, based on profits on contracts existing at the acquisition date. In 1995, the Company made the contingent payment of $1,000,000, which was classified as selling and administrative expenses in the 1995 financial statements. Additionally, contingent amounts are payable if certain pretax profits, as defined in the purchase agreement, are earned in each of the years in the five year period ending December 31, 1998. In 1996, $254,000 was paid which was classified as selling and administrative expenses in the financial statements.

Funds generated from operations and an existing line of credit were utilized to finance the purchase of Symtron.

Report of Independent Auditors

Board of Directors and Shareholders
United Industrial Corporation
New York, New York

We have audited the accompanying consolidated balance sheets of United Industrial Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Industrial Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

New York, New York
February 26, 1997

Five-Year Financial Data
United Industrial Corporation

=======================================================================================================
(DOLLARS IN THOUSANDS
EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31                   1996         1995          1994         1993          1992
-------------------------------------------------------------------------------------------------------
Operating Data
-------------------------------------------------------------------------------------------------------
Net Sales                             $ 220,822    $ 227,398    $ 209,727    $ 252,993       $ 251,315
Operating costs                         209,162      223,385      202,766      252,919         242,304
Interest expense (income)--net              964        1,159        1,362         (639)           (686)
Income (loss) before income taxes        10,641        2,645        8,427      (20,151)(a)      10,071(b)
Income taxes (credit)                     4,237        1,757        3,215       (8,134)          3,678
Income (loss) from continuing
    operations before cumulative
    effect of accounting changes          6,404          888        5,212      (12,017)(a)       6,393(b)
Cumulative effect of accounting
    changes                                --           --           --            994            --
Income (loss) from continuing
    operations                            6,404          888        5,212      (11,023)(a)       6,393(b)
Earnings (loss) per share:
    Income (loss) before cumulative
    effect of accounting changes            .52          .07          .43         (.98)(a)         .52(b)
    Cumulative effect of accounting
    changes                                --           --           --            .08            --
    Earnings (loss)                         .52          .07          .43         (.90)(a)         .52(b)
Cash dividends paid on
    common stock                          2,434        3,165        3,425        5,381           7,845
Cash dividends declared per
    common share                            .20          .26          .21          .35             .64
Shares outstanding as of year end
    (in thousands)                       12,174       12,171       12,167       12,259          12,259
-------------------------------------------------------------------------------------------------------
Financial Position
-------------------------------------------------------------------------------------------------------
Total assets                          $ 179,968    $ 183,106    $ 188,794    $ 202,653       $ 226,958
Property and equipment                   41,534       42,586       45,214       46,635          57,074
Long-term debt                             --         13,750       20,000       25,000          25,880
Shareholders' equity                     90,145       86,160       88,421       85,354         101,568
Shareholders' equity per share             7.40         7.08         7.27         6.96            8.29
-------------------------------------------------------------------------------------------------------
Financial Ratios
-------------------------------------------------------------------------------------------------------
Return on shareholders' equity              7.1%         1.0%         6.0%        --               6.3%
Net income as a percent of sales            2.9           .4          2.5         --               2.5
Long-term debt as a percent of
    total capitalization                   --           13.8         18.4         22.6            20.3
-------------------------------------------------------------------------------------------------------
Statistical Data
-------------------------------------------------------------------------------------------------------
Sales backlog as of year end          $ 159,000    $ 206,000    $ 218,000    $ 208,000       $ 239,000
Capital expenditures                      6,299        5,705        4,146        5,931           5,547
Depreciation and amortization             8,306        8,300        8,291        7,430           9,200
Number of employees                       1,900        2,000        1,900        2,300           2,600
=======================================================================================================

(A) INCLUDES RESTRUCTURING CHARGE OF $22,500,000 ($14,400,000 OR $1.17 PER SHARE NET OF INCOME TAX BENEFIT)

(B) INCLUDES SPECIAL TERMINATION BENEFITS COST OF $1,191,000 ($786,000 OR $.06 PER SHARE NET OF INCOME TAX BENEFIT)

Corporate Organization
United Industrial Corporation

BOARD OF DIRECTORS
--------------------------------------------------------------------------------
Harold S. Gelb
CHAIRMAN OF THE BOARD

Howard M. Bloch
VICE CHAIRMAN OF THE BOARD

Edward C. Aldridge, Jr.
PRESIDENT AND CHIEF
EXECUTIVE OFFICER
THE AEROSPACE CORPORATION

Richard R. Erkeneff
PRESIDENT AND CHIEF EXECUTIVE
OFFICER OF THE COMPANY AND
AAI CORPORATION

E. Donald Shapiro
PROFESSOR OF LAW
NEW YORK LAW SCHOOL

Susan Fein Zawel
VICE PRESIDENT CORPORATE
COMMUNICATIONS, ASSOCIATE GENERAL
COUNSEL AND SECRETARY OF THE COMPANY

Honorary Director (nonvoting)
Bernard Fein
CHAIRMAN EMERITUS
RETIRED CHAIRMAN OF THE BOARD AND PRESIDENT OF THE COMPANY

CORPORATE OFFICERS
--------------------------------------------------------------------------------
Richard R. Erkeneff
PRESIDENT AND CHIEF EXECUTIVE
OFFICER

Robert W. Worthing
VICE PRESIDENT AND
GENERAL COUNSEL

James H. Perry
CHIEF FINANCIAL OFFICER
AND TREASURER

Susan Fein Zawel
VICE PRESIDENT CORPORATE
COMMUNICATIONS, ASSOCIATE GENERAL
COUNSEL AND SECRETARY

Edward A. Smolinski
ASSISTANT TREASURER AND
ASSISTANT SECRETARY

MANAGEMENT
--------------------------------------------------------------------------------
AAI CORPORATION
Richard R. Erkeneff
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Paul J. Michaud
VICE PRESIDENT, CHIEF FINANCIAL
OFFICER AND TREASURER

Robert W. Worthing
VICE PRESIDENT, GENERAL COUNSEL
AND SECRETARY

George J. Kersels
VICE PRESIDENT AND GENERAL MANAGER
DEFENSE SYSTEMS

Maurice P. Ranc
VICE PRESIDENT AND GENERAL MANAGER
ENGINEERING AND MAINTENANCE SERVICES

G. Russell Zink
VICE PRESIDENT AND GENERAL MANAGER
WEATHER SYSTEMS

Thomas E. Wurzel
VICE PRESIDENT AND GENERAL MANAGER
FLUID TEST SYSTEMS

Jackson R. Bell
VICE PRESIDENT AND GENERAL MANAGER
TRANSPORTATION SYSTEMS

Joseph F. Burger
VICE PRESIDENT AND GENERAL MANAGER
HUNT VALLEY OPERATIONS

DETROIT STOKER COMPANY
James M. Ballentine
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Mark A. Eleniewski
EXECUTIVE VICE PRESIDENT

Gary K. Ludwig
VICE PRESIDENT, FINANCE


NEO PRODUCTS COMPANY
Michael A. Schillaci
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Leonard M. Peznowski
CONTROLLER

SYMTRON SYSTEMS, INC.
John J. Henning
PRESIDENT AND CHIEF
EXECUTIVE OFFICER

James W. Hanson
VICE PRESIDENT AND
GENERAL MANAGER, OPERATIONS

Hy Luft
VICE PRESIDENT, PROGRAMS

Richard A. Brandt
TREASURER

Corporate and Shareholder Information
United Industrial Corporation

CORPORATE HEADQUARTERS
18 East 48th Street
New York, New York 10017
(212) 752-8787

SUBSIDIARIES

AAI CORPORATION
P.O. Box 126
Hunt Valley, Maryland 21030
(410) 666-1400

DETROIT STOKER COMPANY
1510 East First Street
Monroe, Michigan 48161
(313) 241-9500

NEO PRODUCTS COMPANY
5400 South Kilbourn Avenue
Chicago, Illinois 60632
(773) 585-2500

SYMTRON SYSTEMS, INC.
17-01 Pollitt Drive
Fair Lawn, New Jersey 07410
(201) 794-0200

TRANSFER AGENT, REGISTRAR AND
DIVIDEND DISBURSING AGENT
Shareholders may obtain information
relating to their share position,
dividends, transfer requirements,
lost certificates and other related
matters by telephone or by
writing to:
        American Stock Transfer
        and Trust Company
        40 Wall Street
        New York, New York
        10005
        (718) 921-8200

SHAREHOLDER RELATIONS
Security analysts, investment
professionals and shareholders
should direct their inquiries to:
        Shareholder Relations
        United Industrial Corporation

INDEPENDENT AUDITORS
Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

ANNUAL MEETING
The Annual Meeting of Shareholders
will be held at 10:00 a.m. on Tuesday,
May 13, 1997, at:
        The Park Lane Hotel
        36 Central Park South
        New York, New York

CORPORATE COUNSEL
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

FORM 10-K REPORT
A copy of the United Industrial
Corporation Annual Report on
Form 10-K as filed with the Securities
and Exchange Commission may be
obtained without cost by writing to:
        Shareholder Relations
        United Industrial Corporation

STOCK LISTING
United Industrial Corporation
common stock is traded on the
New York Stock Exchange
        (Symbol: UIC)