Form 10-K405, Exhibit 13
period 1997-12-31
UNITED INDUSTRIAL CORP /DE/
filed 1998-03-31
CIK 101271

UNITED INDUSTRIAL
CORPORATION

ANNUAL REPORT
1997

United Industrial Corporation is a high technology company focused on the design and production of defense, training, transportation, and energy systems.

Its products include unmanned air vehicles, training and simulation systems, automated aircraft test and maintenance equipment, and combat vehicles and ordnance systems.

It also manufactures ground transportation components, combustion equipment for biomass and refuse fuels, and specialized firefighter training installations.

Financial Highlights

-----------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                          1997                    1996
NET SALES                                                         $ 235,183               $ 220,822
NET INCOME                                                           14,825                   6,404
EARNINGS PER SHARE
      BASIC                                                            1.22                     .53
      DILUTED                                                          1.19                     .52

DIVIDENDS PAID PER SHARE                                                .29                     .20

SHAREHOLDERS' EQUITY                                                102,024                  90,145
SHAREHOLDERS' EQUITY PER SHARE                                         8.33                   7.40

SALES BACKLOG AS OF YEAR END                                      $ 188,000               $ 159,000

SHARES OUTSTANDING                                               12,249,000              12,174,000
-----------------------------------------------------------------------------------------------------


RETURN ON
SHAREHOLDERS' EQUITY
For the Year Ending December 31
Percent

1995     1.0%
1996     7.1%
1997     14.5%

INTERNATIONAL SALES
For the Year Ending December 31
Percent of Total Sales

1995     7.4%
1996     12%
1997     17.1%

DEBT TO EQUITY
As of December 31
Percent

1995     23.2%
1996     15.3%
1997     5.6%

To Our Shareholders:

We are delighted to report on United Industrial's achievements in 1997 and, in particular, on the excellent progress we have made in implementing the Strategic Program announced in December 1996. We are accomplishing what we set out to do, and that is translating into enhanced financial performance and greater value for our shareholders.

SOLID FINANCIAL AND DIVIDEND GROWTH

For 1997, net income, including special items, increased to $14.8 million, or $1.19 per diluted share, from $6.4 million, or $0.52 per diluted share, in 1996. Excluding special items and income from operations that were divested in Fall 1997, net income for 1997 was $6.9 million, or $0.56 per diluted share, up 19.3% from $5.8 million, or $0.48 per diluted share in 1996. Sales for 1997 reached $235.2 million, an increase of 7% from $220.8 million in 1996. These gains were driven by the strong results of our core defense-related businesses, as well asour success in capitalizing on new opportunities in other areas, such as engineering and maintenance services, firefighter training, and energy systems. Our bottom line also benefitted from a wide range of cost reduction initiatives and greater operating efficiencies. Moreover, we have every reason to believe the Company's strong performance will continue, with 1997 backlog up 18% from a year ago to $188 million.

         The Company's financial position remains very sound, with little debt at year-end. As a result of the strength of our balance sheet and the improved financial performance, the Board of Directors has raised the quarterly dividend significantly over the last year, from 5 cents per share in February 1997 to a current rate of 10 cents per share, approved in February 1998. This increase is a clear testament to the Board's confidence in the Company's continued growth prospects. We are also pleased to report that, in addition to the higher dividend rate, the total return on a share of UIC stock was 85% in 1997.


The total return on a share
of UIC stock was 85% in 1997

STRATEGIC OBJECTIVES MET

The comprehensive Strategic Program we announced in December 1996, developed under the leadership of a newly revamped management team, was designed to reposition United Industrial for long-term profitable growth by refocusing on the Company's core businesses and strengths. These included our defense and technology-related businesses as well as transportation systems. Our strategy was to capitalize on our core competencies and competitive advantages to aggressively pursue new opportunities for growth. As part of our plan, we also decided to divest certain non-core operations to concentrate our attention and resources on our core businesses.

         Since that time, our entire organization has been one-hundred percent focused on achieving the objectives we laid out for ourselves. We have targeted our energies on building our businesses in five distinct areas:

o Unmanned Air Vehicles (UAVs)
o Simulation & Test Systems
o Engineering & Maintenance Services
o Defense-Related Advanced Technology Programs
o Transportation Systems

         The progress we have made in expanding each of these businesses is discussed in the pages that follow. Two key highlights include a $20 million contract from the Romanian Ministry of Defense for a UAV System and Moving Target Simulator and a $35 million contract to upgrade Maintenance Training Devices for the C-17 aircraft for the U.S. Air Force. We also completed the divestiture of two non-core businesses in Fall 1997; these included Neo Products Co., a plastics producer, and Systems Management, Inc., a weather systems business. The proceeds from these sales, which totaled $19.1 million, were used to retire debt with the balance to be reinvested in growing our core businesses. An important component of our strategy to build our core businesses was to aggressively pursue international opportunities, and we have dramatically increased our presence overseas. International contracts accounted for 17% of our new business in 1997,


We have refocused on the Company's
core businesses and strengths
compared to 12% in 1996. Among the key contracts won were the $20 million defense systems contract from the Government of Romania; an $8 million contract from British Airways for a pneumatic test cell center and hydraulic test equipment for its new facility in the United Kingdom; and a $3.85 million contract for firefighting training systems for the new Royal Netherlands Air Force Training Facility.

         Detroit Stoker, our energy systems subsidiary, also turned in an excellent performance for the year. Substantial gains in sales and earnings were fueled by strong product demand in the U.S. and abroad as well as increased operating efficiencies. We believe the future for Detroit Stoker is very bright, and, in October 1997, we appointed Michael DiMonte as President of this business. Michael has 23 years of experience in the power generation industry and expertise serving customers around the world. His leadership will be invaluable as Detroit Stoker continues to build its business.

CONTINUED COMMITMENT TO EXCELLENCE

Providing our customers with the highest quality products and superior service has long been a hallmark of United Industrial. This relentless commitment to excellence continued to serve us well in the past year as we sought to expand the scope of our business and exceed the expectations of new customers. We take pride in our accomplishments and thank all of our employees for a job extremely well done.

         Our efforts were recognized in 1997 when the International
Standards Organization gave our Engineering and Maintenance Services (ESI) division its highest level of certification, ISO 9001. This award makes ESI one of the few U.S. service organizations to hold this internationally recognized quality certification. Moreover, this award follows the ISO 9001 certification, in 1996, of our defense systems subsidiary AAI Corporation. AAI Corporation was also honored in 1997 with the Maryland Award for International Business Leadership and the Regional Manufacturing Institute's Manufacturers' Cup.

         As we look ahead, we are excited about the opportunities for further growth. Our new strategy is working and there is great potential in our core businesses for expansion. We have laid a solid foundation for the future, and our management team is committed to building on our strengths to generate long-term growth and greater shareholder value.


We provide customers with the
highest quality products and
superior service

[Photograph of Richard R. Erkeneff, President and Chief Executive Officer,
 Harold S. Gelb, Chairman of the Board]

To left
Richard R. Erkeneff,
President and Chief
Executive Officer,
Harold S. Gelb,
Chairman of the Board

We would like to thank Howard M. Bloch, who is retiring from our Board of Directors in May, for his 23 years of outstanding service and wise counsel. At the same time, we are fortunate to be able to attract Joseph S. Schneider, who will be joining our Board in May. Mr. Schneider is President of JSA Partners, Inc., a consulting firm in the aerospace and defense industry, and the Chairman and Co-Founder of JSA Research, Inc., an independent aerospace and defense research firm serving institutional investors.

         We also thank our shareholders and customers for their continued support and our employees, again, for their hard work and dedication. We look forward to reporting on the Company's continued achievements in 1998 and the years ahead.


Sincerely,


/s/ Richard R. Erkeneff                          /s/ Harold S. Gelb
President and Chief Executive Officer            Chairman of the Board

UAVs

UNMANNED AIR VEHICLES

The production of Unmanned Air Vehicles (UAVs) is an important -- and growing -- area of strength for United Industrial's AAI subsidiary. We are the only U.S. company that manufactures UAVs in significant volumes and that provides us with key competitive advantages. Our Pioneer UAV program for the U.S. government has established an excellent record of success over the past twelve years, and we continue to see increased demand for the Pioneer and AAI's newer Shadow 200/600 UAVs.

         This greater demand for UAV products has been fueled by both domestic and international customers. Domestically, the U.S. military has recognized the valuable role UAVs can play in combat, as demonstrated by the Pioneer's success during Desert Storm and later, the conflicts in Somalia and Bosnia. As a result, the government is investing greater resources in developing state-of-the-art UAV systems, and AAI has played a key role in these efforts. At the same time, there has been growing interest abroad. Numerous countries are now seeking UAV capability as a means of timely surveillance and reconnaissance, particularly in light of territorial disputes and insurgent activities in many parts of the world. Reflecting these and other factors, independent industry sources currently project the UAV market to grow approximately 300% in the next five years.

         AAI's multi-million dollar award from the Romanian Ministry of Defense, in May 1997, for a Shadow 600 unmanned air vehicle system highlights the growth of the international UAV marketplace -- as well as our ability to serve this customer base. Our Shadow 200 and 600 UAVs provide affordable, off-the-shelf capability, and are, thus, very attractive to new international customers seeking a proven product at a cost effective price. Recognizing our strong competitive position in this market, we plan to aggressively pursue emerging opportunities for international UAV sales.

         We also made significant strides in building our domestic UAV business during 1997. Our Pioneer program with the U.S. government has continued, and we recently completed the final delivery of 30 air vehicles under the Pioneer FY94 Procurement Program. We also started deliveries under the FY96 Spare Parts Procurement Program, a $7.6 million contract. The Pioneer program has been extended by the government through the year 2003, and we anticipate a number of new contracts in the near term, including an order for 15 additional air vehicles.


We continue to see increased
demand for UAV products


{Photo opposite page]
right page
AAI's Shadow 600 UAVs are inspected prior to shipment to Romania. Under a $20 million contract, AAI is providing Romania with a UAV System and a Moving Target Simulator air defense training system.

         A key highlight of the Pioneer program during 1997 was the integration, test and delivery of a modified Pioneer air vehicle incorporating the first Modular Integrated Avionics Group (MIAG). The MIAG, which is a state-of-the-art avionics unit that replaces the original flight computer, enhances reliability of the UAV, improves its overall performance and lowers operating costs. A MIAG upgrade of the entire Pioneer fleet is anticipated in 1998/1999.

         In addition, under a $1.77 million contract award, we have been installing an advanced automated landing system, Common Automatic Recovery System (CARS), in the entire Pioneer fleet. The initial testing was very successful, hav-ing thus far completed fully autonomous runway landings of the Pioneer as well as at-sea shipboard recoveries, using the CARS system. We have also moved ahead on a $1.9 million contract for repair of Pioneer Unmanned Air Vehicles and associated Line Replaceable Units and a $1.38 million contract for a Portable Control Station Autotrack & Azimuth Indicator for the Pioneer.


Simulation and Test Systems

SIMULATION AND TEST

The production of simulation and test systems has long been the core of our business. We count among our customers the U.S. military as well as foreign and domestic governments, and have, in recent years, been successful in expanding into the commercial marketplace. With our advanced capabilities in signal generation, hydraulics and software technology, we are able to leverage our skills across a wide range of applications - from advanced combat training systems to aircraft test equipment to firefighter training systems. As a result, we believe there will be significant opportunities to continue to build our simulation and test businesses in both defense-related and other sectors.

         We operate in the simulation and test systems market primarily through our AAI subsidiary, which has a strong history of serving the U.S. government. A key program underway is the production of maintenance training systems for the gov-ernment's Joint Surveillance Target Attack Radar System (JointSTARS). Shortly after the close of the year, we delivered JointSTARS maintenance training equipment to Keesler Air Force Base in Biloxi, Mississippi. This system incorporates state-of-the-art technology and is now being utilized for lesson development, with training classes to begin later in 1998. Currently,


We continue to build our
simulation and test businesses

                                [PHOTO OMITTED]

right page AAI's state-of-the-art simulators are used to teach Air Force personnel to operate and maintain JointSTARS Prime Mission Equipment. Here, technicians work on an AAI training simulator at Keesler Air Force Base.

we are completing a state-of-the-art simulator for the JointSTARS Prime Mission Equipment Maintenance Training System for Robins Air Force Base in Warner-Robins, Georgia.

         AAI has been selected by the U.S. Air Force's Aeronautical Systems Center (ASC) at Wright-Patterson Air Force Base in Dayton, Ohio to develop and produce two Surveillance Radar Training Sets that provide the U.S. Air Force with maintenance training for the radar systems aboard the E-3 Airborne Warning and Control System (AWACS). AAI and ASC are currently in negotiations, and contract award is expected in April 1998.

         The Joint Service Electronic Combat Systems Tester is another important program in place for the U.S. government. Our Critical Design Review for the complex system is planned for March of 1998. We recently negotiated a $9.1 million increase in contract value for additional work and cost growth, including the incorporation of new capabilities for the F-15C aircraft.

         We have also begun design work on the Carry On Combat Systems Trainer (COCST) for the U.S. Navy. The COCST will use existing shipboard interfaces to develop a portable Combat Systems Trainer. This program is expected to grow significantly in the next two years.


Overseas expansion is a key
element of our strategy

         A key element of our strategy has been to build our simulation and test business overseas as well. In May 1997, we received a significant contract for a Moving Target Simulator (MTS) from the Romanian Ministry of Defense in conjunction with its contract to purchase a Shadow 600 UAV. This MTS is a state-of-the-art visual simulation device used to train military short-range air defense gunners. It provides tactical training through simulation of targets, geographical and meteorological environments and countermeasures, which represent changing world conditions and support new air defense training requirements.

         We also continued work on our Japanese MTS program, with the completion of an M87E system at Chitose Air Base on the island of Hokkaido. This system was our fourth completed in Japan. The Japanese Defense Agency has been very pleased with the results of these training systems, which are being used to train operators of two types of shoulder-fired anti-aircraft missiles and two types of a radar-equipped anti-aircraft gun system. We are at work on our fifth MTS system, to be delivered to the Misawa Air Base, and expect completion by November 1998. During 1997, we also completed the upgrade of the MTS system at the Hyakuri Air Base in Ibaraki, which was the first MTS system we installed in Japan. Based on our strong track record, we are confident there will be continued contract opportunities in Japan in the years ahead.


[Photo top of page]
top of page An engineer makes an adjustment on an AAI/ACL high-flow test stand, which is used by Hamilton Standard, one of the world's leading engine controls manufacturers, to test production fuel controls for aircraft engines.

                                [PHOTO OMITTED]


[Photograph left page]
left page Local firefighters train at the Bucks County, Pennsylvania Emergency Services Training Center. Symtron Systems is currently producing similar equipment for the U.S. Army.

         A particularly exciting recent win for AAI was the Generic Navy Stimulator/Simulator program(GNSS), valued at approximately $12.7 million with additional production options. The GNSS system simulates a threat situation via stimulation of a warship's onboard radar to provide training for shipboard operators. The system allows single ships or entire battle groups to be integrated into a training scenario. At the heart of the GSNN system is a revolutionary AAI-developed technology called a "Programmable Pulse Compression Wave-form Generator." The Waveform Generator is a major breakthrough in the radar stimulation field with numerous applications for training and testing. We are optimistic this award will lead to significant additional opportunities in domestic and foreign sales.

         Outside of the defense industry, AAI's ACL Technologies division has focused on leveraging its capabilities in hydraulics to expand in the commercial marketplace, particularly through new contracts from major airlines and aircraft producers worldwide. Reflecting its efforts, new orders increased 79% from last year, coming in significantly ahead of plan. This performance was highlighted by an $8 million contract award from British Airways to provide all pneumatic test equipment for its new facility at London's Heathrow Airport. We are optimistic this program may lead to a longer-term partnership with British Airways. In addition, ACL received new contracts from customers in Singapore, China, Turkey, United Kingdom, Mexico, Egypt, Israel and Korea, with international orders accounting for 65% of new business.

         Symtron Systems, our firefighting simulation subsidiary, had a record year for bookings in 1997, winning a number of significant new contracts. We were awarded a multi-million dollar contract by the U.S. Army's Simulation, Training and Instrumentation Command (STRICOM) for fire training systems, with options for approximately $15 million in future business. Symtron received awards for Aircraft Rescue Fire Fighter Trainers (ARFFT) from government authorities in Kenai, Alaska; Monroe County, New York; and Lexington, Kentucky. We also completed delivery of ARFFT trainers for airports in Salt Lake City, Utah and Washington, D.C.

         Internationally, Symtron received a $3.85 million contract from Krantz-TKT for the Netherlands Air Force firefighter training system. This system, based on its current design, will be the largest fire training system of its kind in the world. Symtron also won contracts for structural firefighter trainers from the cities of Dresden, Germany and Yokohama, Japan.


Our hydraulics capabilities have led to
contracts from major airlines worldwide

Engineering and Maintenance Services

ENGINEERING AND MAINTENANCE

AAI achieved excellent results in 1997 in building its business in engineering and maintenance ser-vices, with our Engineering Support Incorporated (ESI) subsidiary generating an increase of 90% in new business bookings from 1996 levels. This strong performance has been attributable to continued growth in outsourcing of engineering and maintenance services by the U.S. government and commercial customers, as well as a more aggressive approach we have instituted to capitalize on these new opportunities. We recognized the increasing demand for high quality outsourcing partners with special technical expertise such as ours, and we made it a priority to make sure we had the right management team and infrastructure in place to win these contracts. As a result, an increasing number of customers


ESI's new business bookings increased
90%  in 1997
are now counting on us for support services as they focus on their core operations.

         We have found our advanced capabilities in a range of areas -- such as hydraulic component testing, UAV design and system integration, firefighter and combat simulation and the manufacture of military test equipment -- to be not only an important competitive advantage but also enable us to provide a wide array of logistics support services to customers.

         One of ESI's most significant contract awards during 1997 was the C-17 Maintenance Training System program, under which we will upgrade Maintenance Training Devices for the C-17 Aircraft for the U.S.


[Photograph bottom of page]

bottom of page Air Force maintenance technicians sharpen their skills on the C-17 Aircraft Engine Trainer, one of eleven training devices designed to provide realistic hands-on experience while the actual aircraft remains in service.


Growth in outsourcing
provides new opportunities

Air Force and provide logistics support for a five-year period. This contract has an initial value of $22 million with projected growth over the next five years to $75 million.

         Work is underway on our program, initial-ly valued at $7 million, to relocate the U.S. Navy's Naval Propulsion Test Facility in Trenton, New Jersey to Patuxent River, Maryland, and we began construction on a Fire Trainer Academy, to be located in Kenai, Alaska, where we will provide maintenance and training services. The academy will be operational in mid-1998. In addition, ESI has partnered with the Maryland Fire Rescue Institute to provide Mobile Fire Training Services to airport and municipal fire departments.

         During 1997, ESI also achieved initial cer-tification for ISO 9001, which makes ESI one of the few U.S. service organizations to hold this internationally recognized quality certification.


Defense-Related Programs
ADVANCED TECHNOLOGY

         United Industrial has two key advanced techno-logy programs underway: the Objective Individual Combat Weapon (OICW) and Advanced Boresight Equipment
(ABE). Under the OICW program, we have teamed up with a number of industry leaders to develop an advanced dual-barreled weapon. We recently completed Phase III of this program, including systems demonstrations. We expect the U.S. Army to select a single contracting team in mid-1998 to continue on Phase IV. The ABE program consists of the development of a state-of-the-art technology, including computer, laser and gyroscope components, for precision alignment of parts. Our new prototypes have met system test requirements, and we are working with the Army, Navy and Air Force to harness the benefits of this exciting new technology. In addition, we have submitted proposals to Boeing for the incorporation of ABE technology in support of C-17 aircraft production and are at work on a proposal for Daimler Benz in Germany to supply ABE for the Eurofighter.

         As part of our growth strategy, we plan to increasingly leverage our strengths in advanced technologies to expand into new areas. We expect there will be a growing number of opportunities and believe we are well-positioned to compete in this marketplace.


We are well-positioned in the advanced
technology marketplace

                                 [PHOTO OMITTED]


[Photograph right page]
right page
Two Army maintenance technicians use AAI's Advanced Boresight Equipment (ABE) on an Apache Attack Helicopter. AAI's ABE equipment represents a major revolution in boresighting technology.

Transportation Systems
TRANSPORTATION


Our entrance into the U.S. electric trolley bus market three years ago, through Electric Transit Inc. (ETI), AAI's jointly-owned company with Czech Republic-based SKODA, has provided new opportunities for growth. Within a short period of time, ETI has established itself in the marketplace and won key contracts. A major award received last year was from the City and County of San Francisco to manufacture 250 new electric trolley coaches, with the possibility of an additional 40 units to replace existing San Francisco MUNI coaches. This contract is valued at $168 million and, with options, could reach up to $193 million. Approximately $53 million of the total value will go to AAI.

         We have found that our core competencies in systems engineering, manufacturing and integration serve us well in producing mass transportation vehicles and systems. During 1997, AAI Transportation Systems completed a number of significant projects. We produced a total of 36 carshells and 54 trucks for the Baltimore Central Light Rail System as a subcontractor to Adtranz and, as a subcontractor to ETI, manufactured nine of the electric trolley buses for the Miami Valley Regional Transit Authority in Dayton, Ohio. In addition, we completed the conversion of two people mover vehicles for the O'Hare Airport Transit System in Chicago, Illinois, and received a follow-on contract, valued at $3.7 million, for the comprehensive overhaul of the entire fleet.


Our core competencies serve us
well in producing mass transit systems

                                [PHOTO OMITTED]



[Photograph right page]
right page Technicians begin integrating the traction system into electric trolley buses for Dayton, Ohio. More than three miles of wires and cables are installed on each bus.

Energy Systems
ENERGY SYSTEMS

In 1998, Detroit Stoker Company, our energy systems subsidiary, celebrates its 100th year in operation, and has continued to demonstrate leadership performance in the combustion industry, recording substantial gains in sales and earnings in 1997. Shipments increased 26.4% from 1996, while pre-tax earnings more than doubled. The excellent results were driven by higher market share of aftermarket products and services, improved operating efficiencies and the delivery of Hydrograte(R) stokers for the combustion of biomass and refuse fuels. In addition, Detroit Stoker has been successful in its efforts to expand its business on a global level.

         International sales included a multi-million dollar contract from Foster Wheeler Energia, S.A. to supply three stokers for the Valorsul municipal waste-to-energy plant to be constructed near Lisbon, Portugal. The contract includes the supply of three Detroit Reciprograte(R) stokers consisting of 27 modules and necessary auxiliaries including more than 200 tons of stainless steel alloy grate castings. The project was initiated in 1997 and is expected to be completed in 1998. When completed, the facility will be capable of treating 2,016 metric tons of refuse per day and will generate 43.3 megawatts of electric power that will be sold to Electricidade de Portugal on a long-term basis.

         Domestically, we have seen continued opportunities in the area of renewable biomass fuels, where our Hydrograte(R) stoker won new contracts in Arkansas and Georgia to re-power existing boilers. In addition, aftermarket sales of stoker replacement parts and retrofits increased 4.2% last year, making a significant bottom-line impact.

         We have also experienced steady demand for our newer line of low nitrous oxide burner products, which incorporate a more environmen-tally advanced burner technology. We received contracts from NASA and the state of Indiana to retrofit existing boilers with this new technology, and we expect demand for these products to continue to grow, particularly in an environment of increased regulatory scrutiny.

         In addition, during 1997, one of our products featuring this more advanced burner technology, our new Methane de-Nox system, was honored by R&D Magazine as one of the "100 Most Technologically Significant New Products of the Year." The award was presented to Detroit Stoker and the Institute of Gas Technology for the development of the new system, which significantly reduces the emission of nitrous oxides from stoker fired boilers.


Energy systems continues to demonstrate
leadership performance

                                [PHOTO OMITTED]



[Photograph right page]
right page
Plant personnel inspect grate castings from one of the Detroit Reciprogate(R) stoker modules being assembled for the waste-to-energy plant under construction near Lisbon, Portugal.

BOARD OF DIRECTORS

Susan Fein Zawel Vice President Corporate Communications, Associate General Counsel and Secretary of United Industrial Corporation. Director since 1995.


Richard R. Erkeneff President and CEO President of United Industrial Corporation and AAI Corporation. Former Senior Vice President of the Aerospace Group at McDonnell Douglas Corporation and President of McDonnell Douglas Electronics Systems Company. Director since 1995.


Howard M. Bloch Vice Chairman of the Board and retired Vice President of the Company. Director since 1975 and retiring from the Board in May, 1998.


Edward C. Aldridge, Jr. President and Chief Executive Officer of the Aerospace Corporation. Former President of McDonnell Douglas Electronic Systems Company and Secretary and Under Secretary of the U.S. Air Force. Director since 1995.

Joseph S. Schneider President of JSA Partners, Inc. and Chairman and Co-Founder of JSA Research, Inc. Former President of JSA International, Inc. and EDS/JSA International, Inc. Mr. Schneider also serves on the Board of Signal Technology Corporation. Nominee for director in May, 1998.

Harold S. Gelb Chairman of the Board Chairman of the Board of United Industrial Corporation. Former senior partner of Ernst & Young LLP. Director since 1995.

E. Donald Shapiro The Joseph Solomon Distinguished Professor of Law and former Dean/ Professor of Law of New York Law School. Mr. Shapiro also serves on the Boards of Loral Space and Communications, Ltd., Bank Leumi Trust Co., and several other corporations. Director since 1996.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Year Ended December 31, 1997 Compared With Year Ended December 31, 1996.

         Net sales of $235,183,000 in 1997 rose by 7% from $220,822,000 in 1996.
The 1997 sales included $29,838,000 of sales from the Neo Products company, the operating assets of which were sold in August 1997 and the Weather Systems Business (together the "Disposed Businesses") sold in September 1997. In 1996 the sales from the Disposed Businesses amounted to $42,331,000. Excluding the sales from the Disposed Businesses, net sales increased $26,854,000 or 15% from 1996 to 1997.

         Excluding the disposed Weather Systems business, the net sales in the defense segment increased 13% or $18,939,000 to $167,418,000 in 1997 from $148,479,000 in 1996. The growth was attributable to a general increase in sales including a major contract to deliver an Unmanned Air Vehicle System and an Air Defense Training System to the Government of Romania.

         The defense segment's business is heavily influenced by changes in the budgetary plans and procurement policies of the U.S. Government. Reductions in defense spending and program cancellations in recent years have adversely affected operating results. Further, government contracts are subject to price redetermination under certain circumstances and may be terminated for the convenience of the government. The Company intends to maintain a strong focus on Department of Defense opportunities and believes it is well positioned over the long term to benefit from the demand for advanced technological systems by the U.S. and foreign governments. Sales to agencies of the U.S. Government, primarily by the defense segment, were $129,933,000 in 1997 and $144,749,000 in 1996. Included in these figures are Weather Systems Business sales of $25,233,000 in 1997 and $37,000,000 in 1996. Export sales by the defense segment were $31,515,000 in 1997 and $22,400,000 in 1996, an increase of $9,115,000 or
41%.

         Net sales in the energy segment increased 26% or $7,915,000 to $37,927,000 in 1997 from $30,012,000 in 1996, due primarily to installations of stoker equipment.

         Gross profit and margin increased to $58,791,000 and 25% in 1997 from $54,966,000 and 24.9% in 1996. Excluding the Disposed Businesses the gross profit and margin were $52,859,000 and 25.7% in 1997 and $47,225,000 and 26.5%
in 1996. The 7.8% increase in the gross profit percentage in the energy segment to 38.3% in 1997 from 30.5% in 1996 was generally attributable to an improved pricing structure, product mix and improved operating efficiencies. In the defense segment the gross profit percentage decreased to 22.7% in 1997 from 24.5% in 1996. Excluding the Disposed Business from the defense segment the gross profit percentage decreased to 22.9% in 1997 from 26% in 1996. A fluctuation in the mix of contracts from a "fixed price production" to "cost plus development" in part caused a decrease in the gross profit percentage. However, the current contract mix includes lower financial risk programs that offer opportunities for follow-on higher-margin, long-term, sole source production awards. Also contributing to the lower margins was a lower than expected backlog in certain product areas at the end of 1996 and the early part of 1997.

         Selling and administrative expenses as a percentage of net sales were 18.4% in 1997 and 19.6% in 1996. Excluding the Disposed Businesses the selling and administrative expenses as a percentage of net sales were 19.4% in 1997 and 21.8% in 1996. Selling and administrative expenses decreased $136,000 in 1997 compared to 1996. Excluding the Disposed Businesses the selling and administrative expenses increased $856,000 or 2.2%. The increase was generally attributable to expenses relating to increased sales in the energy segment. Interest expense was $915,000 in 1997 and $1,997,000 in 1996. The decrease was due to reduced borrowings.

         Other income-net, increased $2,340,000 to $1,150,000 in 1997 from a net expense of $1,190,000 in 1996. The increase was primarily due to a favorable litigation settlement of approximately $3,000,000, net of legal expenses, ($1,779,000 net of taxes or $.14 per diluted share), partially offset by an increase in a charge related to a contingent payment to the sellers of a subsidiary.

         Interest income increased $411,000 or 40% due to increased investments.

         In 1997, net income increased $8,421,000 or 131.5% to $14,825,000 or
$1.19 per diluted share from $6,404,000 or $.52 per diluted share in 1996. Included in the 1997 net income was the above mentioned favorable litigation settlement and a net gain on the sales of Disposed Businesses of $8,470,000 net of taxes or $.68 per diluted share, partially offset by a reserve recorded in the third quarter related to a local tax matter. The year ended December 31, 1996 results included charges of approximately $2,100,000 net of taxes, or $.17 per diluted share, related to a contract dispute that was settled during 1996 and approximately $573,000 net of taxes, or $.05 per diluted share, regarding non-contract inventory reserves, partially offset by favorable contract adjustments totaling approximately $1,400,000 net of taxes, or $.11 per diluted share. For 1997, operating income, net of taxes, related to Disposed Businesses totaled $1,595,000 or $.13 per diluted share, compared to $1,827,000 or $.15 per diluted share in 1996. Excluding the above special items and the operating results from the Disposed Businesses in both years, net income for 1997 increased 19.3% to $6,981,000, or $.56 per diluted share, from $5,850,000 or $.48 per diluted share, in 1996.

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

         Net sales in the energy segment were down $2,537,000 or nearly 8% in 1996 compared to 1995 primarily due to lower Hydrograte and Rotograte stoker deliveries during 1996. Significant stoker orders were received late in 1996, and sales regarding these orders were recorded in 1997.

         Gross profit and margin increased to $54,966,000 and 24.9% in 1996 from $47,309,000 and 20.8% in 1995. These increases during 1996 compared to 1995 represent improved profit performance by the defense and energy segments. During 1996, the defense segment's gross margin increased 4.8% to 24.5% due essentially to the Company's efforts to control costs on its long- term contracts. During 1995, the defense segment's gross profit was reduced by the recognition of a $6,600,000 loss on the SH-60 Helicopter Simulator Visual Upgrade Program and a charge of $2,000,000 related to the reduction of the estimated net realizable value of certain non-contract inventories. During 1996, the Company incurred an additional loss of $3,300,000 on the SH-60 program. However, in November 1996 the Company signed a settlement agreement with the U.S. Navy providing for an orderly conclusion of the contract, precluding the possibility of additional losses to the Company. The agreement also provided for the payment of approximately $8,500,000 to the Company, which was received in January 1997. During 1996 the Company increased its reserve for the non-contract inventory noted above by $900,000.

         Gross margin in the Company's energy segment improved 1.9% to 30.5%. Higher sales of aftermarket stoker replacement parts and of natural gas and oil burners, as well as cost-saving initiatives and greater operating efficiencies were generally responsible for this increase.

         Selling and administrative expenses as a percentage of sales were 19.6% in 1996 and 19% in 1995. The increase was due to lower sales volume in 1996. Actual selling and administrative expenses were at the same level in 1996 as compared to 1995. Interest expense was $1,997,000 in 1996 and $2,360,000 in 1995. This decrease was due to lower borrowings, which were partially offset by higher interest rates during 1996. Interest income decreased $168,000 in 1996 from 1995 due to the payment of the note receivable of $8,540,000 in February 1995. Other expense was $1,190,000 in 1996 compared to other income of $127,000 in 1995 or a net increase in expense of $1,317,000. The increase in expense was primarily due to losses in 1996 by a joint venture which had profits in 1995.

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

Liquidity and Capital Resources

         Cash and cash equivalents amounted to $23,098,000 at the end of 1997 and $13,427,000 at the end of 1996. In 1997, the Company invested $6,102,000 in marketable securities. The primary reasons for the increase were the cash received from the sale of the Disposed Businesses and cash received from borrowings under the Agreement referred to below. The Company's principal uses of capital during the past several years related to new projects and the repayment of long-term debt and bank borrowings.

         The Company expects to meet its cash requirements for 1998, including amounts necessary to fund new business ventures, from current cash, operations and borrowings under its existing line of credit. Factors relating to the amounts of cash from operating, financing and investing activities are presented in detail in the Consolidated Statements of Cash Flows.

         The Company paid cash dividends of $.29 per share in 1997, $.20 per share in 1996 and $.26 per share in 1995. Aggregate payments amounted to $3,536,000 in 1997, $2,434,000 in 1996 and $3,165,000 in 1995.

         The ratio of current assets to current liabilities was 3.0 at the end of 1997, and 1.8 at the end of 1996. The increase in 1997 was principally due to the increase in cash from the sale of Disposed Businesses and reduced borrowings.

         Capital expenditures were $6,926,000 in 1997 and $6,299,000 in 1996. There were no material commitments for acquisition of capital assets as of December 31, 1997.

         On June 11, 1997, the Company and its subsidiaries entered into a Revolving Line of a Credit Agreement, Term Loan Agreement and Security Agreement ("Agreement") (amending and restating a credit agreement, dated as of October 13, 1994) with an institutional lender. In July 1997, the Company borrowed $6,250,000 under the Term Loan Agreement, at LIBOR plus a fluctuating margin. The principal is payable in sixty consecutive monthly installments. At December 31, 1997 the outstanding borrowings were $5,729,000, none of which were revolving credit borrowings. The amount available under the Revolving Line of Credit Agreement is $17,500,000 with various interest rate options, and is reduced by the letter of credit obligations, which may not exceed $12,500,000. The

Agreement provides for restrictive covenants among which are debt service coverage ratio, quick ratio, senior debt ratio and a tangible net worth requirement, all as defined. All assets now owned or hereafter acquired by the Company and its subsidiaries are pledged as collateral under the Agreement.

Environmental and Other Litigation

         The Company, along with numerous other parties, has been named in five tort actions relating to environmental matters based on allegations partially related to a predecessor's operations. These tort actions seek recovery for personal injury and property damage among other damages. One tort claim is a certified property and medical class action. The Company intends to vigorously contest these actions and believes that the resolution of these actions will not be material to the Company (see Note 16).

Year 2000

         The Company has developed a plan to modify its information technology to be ready for the year 2000 and has begun converting critical data processing systems. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a material effect on its operations or financial condition.

New Accounting Pronouncements

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (Statement 131), which is effective for years beginning after December 15, 1997. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt the new requirements retroactively in 1998. Management has not completed its review of Statement 131. The adoption of this statement will not affect results of operations or financial position but may affect certain disclosures.

Forward Looking Information

         This Annual Report contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements are based on management's expectations, estimates, projections and assumptions. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," and variations of such words and similar expressions are intended to identify such forward looking statements which include, but are not limited to, projections of revenues, earnings, segment performance, cash flows and contract awards. These forward looking statements are subject to risks and uncertainties which could cause the Company's actual results or performance to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, the following: the Company's successful execution of internal performance plans; performance issues with key suppliers, subcontractors and business partners; legal proceedings; product demand and market acceptance risks; the effect of economic conditions; the impact of competitive products and pricing; product development, commercialization and technological difficulties; capacity and supply constraints or difficulties; legislative or regulatory actions impacting the Company's energy segment and transportation business; changing priorities or reductions in the U.S. Government defense budget; contract continuation and future contracting awards; and U.S. and international military budget constraints and determinations.

Consolidated Statements of Operations
United Industrial Corporation

----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)    Year ended December 31                1997               1996             1995
----------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                          $235,183           $220,822         $227,398

OPERATING COSTS AND EXPENSES:
COST OF SALES                                                                       176,392            165,856          180,089
SELLING AND ADMINISTRATIVE                                                           43,170             43,306           43,296
(GAIN) LOSS ON SALE OF ASSETS-- NET                                                 (13,306)            (1,135)             336
OTHER (INCOME) EXPENSE-- NET                                                         (1,150)             1,190             (127)
INTEREST INCOME                                                                      (1,444)            (1,033)          (1,201)
INTEREST EXPENSE                                                                        915              1,997            2,360
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING COSTS AND EXPENSES                                                  204,577            210,181          224,753

INCOME BEFORE INCOME TAXES                                                           30,606             10,641            2,645
PROVISION (CREDIT) FOR INCOME TAXES
FEDERAL
   CURRENT                                                                            6,802              3,192            4,139
   DEFERRED                                                                           1,176                198           (2,726)
STATE                                                                                 7,803                847              344
----------------------------------------------------------------------------------------------------------------------------------
INCOME TAXES                                                                         15,781              4,237            1,757
----------------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                                         $ 14,825            $ 6,404           $  888

EARNINGS PER SHARE
   BASIC                                                                                $ 1.22           $ .53            $ .07
   DILUTED                                                                              $ 1.19           $ .52            $ .07
----------------------------------------------------------------------------------------------------------------------------------


See notes to financial statements

Consolidated Balance Sheets
United Industrial Corporation

----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                      December 31                                   1997             1996
----------------------------------------------------------------------------------------------------------------------------------
ASSETS


CURRENT ASSETS
   CASH AND CASH EQUIVALENTS                                                                          $ 23,098         $ 13,427
   MARKETABLE SECURITIES                                                                                 6,102               --
   TRADE RECEIVABLES
     U.S. GOVERNMENT                                                                                    11,238           25,781
     OTHER                                                                                              16,581           14,353
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        27,819           40,134

   INVENTORIES                                                                                          31,790           39,507
   PREPAID EXPENSES AND OTHER CURRENT ASSETS                                                            11,282            1,217
   DEFERRED INCOME TAXES                                                                                 4,982            6,131
   ASSETS HELD FOR SALE                                                                                 12,516               --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                                   117,589          100,416
----------------------------------------------------------------------------------------------------------------------------------

OTHER ASSETS                                                                                            40,126           38,018

PROPERTY AND EQUIPMENT
   LAND                                                                                                    631            1,880
   BUILDINGS AND IMPROVEMENTS                                                                           28,404           49,761
   MACHINERY AND EQUIPMENT                                                                              69,064           74,046
   FURNITURE AND FIXTURES                                                                                4,784            5,103
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       102,883          130,790

   LESS ALLOWANCES FOR DEPRECIATION AND AMORTIZATION                                                    77,307           89,256
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        25,576           41,534
                                                                                                      $183,291         $179,968
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                      December 31                                   1997             1996
----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   ACCOUNTS PAYABLE                                                                                    $ 7,604         $ 10,135
   ACCRUED EMPLOYEE COMPENSATION AND TAXES                                                               7,777            7,690
   CUSTOMER ADVANCES                                                                                     3,542            5,873
   PROVISION FOR CONTRACT LOSSES                                                                         5,776            9,166
   FEDERAL INCOME TAXES                                                                                    630              963
   CURRENT PORTION OF LONG-TERM DEBT                                                                     1,250           13,750
   OTHER LIABILITIES                                                                                    13,134            8,105
----------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                               39,713           55,682

LONG-TERM DEBT, LESS CURRENT PORTION                                                                     4,479               --
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS                                                             22,356           21,825
OTHER LIABILITIES                                                                                        5,029            2,654
DEFERRED INCOME TAXES                                                                                    9,690            9,662
SHAREHOLDERS' EQUITY
   COMMON STOCK -- PAR VALUE $1.00 PER SHARE
   AUTHORIZED SHARES -- 15,000,000
   OUTSTANDING SHARES:
   1997-- 12,249,309; 1996-- 12,173,743                                                                 14,374           14,374
   ADDITIONAL CAPITAL                                                                                   89,929           90,196
   RETAINED EARNINGS                                                                                    14,165            2,876
   COST OF SHARES IN TREASURY:
   1997-- 2,124,839 SHARES; 1996 - 2,200,405 SHARES                                                    (16,444)         (17,301)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                             102,024           90,145
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      $183,291         $179,968
----------------------------------------------------------------------------------------------------------------------------------

See notes to financial statements

Consolidated Statements of Cash Flows
United Industrial Corporation

-----------------------------------------------------------------------------------------------------------------------------------
 (Dollars in thousands)                          Year ended December 31                1997               1996             1995
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                         $ 14,825           $  6,404       $      888
ADJUSTMENT TO RECONCILE NET INCOME
   TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
DEPRECIATION AND AMORTIZATION                                                         9,559              8,306            8,300
DEFERRED INCOME TAXES                                                                 1,176                198           (2,726)
(GAIN) LOSS ON SALE OF ASSETS                                                       (13,306)            (1,135)             336
CHANGES IN OPERATING ASSETS AND LIABILITIES -- NET
   (DECREASE) INCREASE IN CURRENT INCOME TAXES                                         (333)             1,024           (3,333)
   DECREASE (INCREASE) IN TRADE RECEIVABLES                                           7,855             (7,223)             653
   DECREASE IN INVENTORIES                                                            5,839              8,415            5,564
   (INCREASE) DECREASE IN PREPAID EXPENSES AND OTHER CURRENT ASSETS(10,133)             544                (94)
   (DECREASE) INCREASE IN ACCOUNTS PAYABLE, ACCRUALS,
     ADVANCES AND OTHER CURRENT LIABILITIES                                            (890)             2,218             (139)
   OTHER-- NET                                                                          (96)            (1,514)          (3,175)
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                            14,496             17,237            6,274


INVESTING ACTIVITIES
-----------------------------------------------------------------------------------------------------------------------------------
PURCHASE OF MARKETABLE SECURITIES                                                    (6,102)                --               --
PURCHASE OF PROPERTY AND EQUIPMENT                                                   (6,926)            (6,299)          (5,705)
NET PROCEEDS FROM SALE OF ASSETS                                                     19,183              2,250              370
DECREASE IN NOTE RECEIVABLE                                                              --                 --            8,540
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                                      6,155             (4,049)           3,205


FINANCING ACTIVITIES
-----------------------------------------------------------------------------------------------------------------------------------
INCREASE IN LONG-TERM LIABILITIES                                                        --                 --              653
PROCEEDS FROM BORROWINGS                                                              6,250              9,000            9,000
PAYMENTS ON LONG-TERM DEBT AND BORROWINGS                                           (14,271)           (18,250)         (10,200)
DIVIDENDS                                                                            (3,536)            (2,434)          (3,165)
PROCEEDS FROM EXERCISE OF STOCK OPTIONS                                                 577                  8               16
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                               (10,980)           (11,676)          (3,696)
INCREASE IN CASH AND CASH EQUIVALENTS                                                 9,671              1,512            5,783
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                       13,427             11,915            6,132
CASH AND CASH EQUIVALENTS AT END OF YEAR                                           $ 23,098           $ 13,427         $ 11,915
-----------------------------------------------------------------------------------------------------------------------------------


See notes to financial statements

Notes to Financial Statements
United Industrial Corporation

--------------------------------------------------------------------------------

NOTE 1                      NATURE OF OPERATIONS

         United Industrial Corporation is a high technology company applying the majority of its resources to the research, development, and production of military electronics and aerospace systems and components under defense contracts. Other products include transportation systems, firefighter training systems, and energy systems for industry and utilities.

         The principal lines of business are defense and related products, and energy generating systems.


--------------------------------------------------------------------------------
NOTE 2                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

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

Cash Equivalents and Marketable Securities

         The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Marketable securities consist primarily of investment grade bonds, commercial paper and other short-term investment funds.

Inventories

         Inventories are stated at the lower of cost or market. At December 31, 1997 and 1996, approximately 9% and 10%, respectively, of total inventory was priced by the last-in, first-out (LIFO) method with the remainder priced at actual, average, or standard cost. If the first-in, first-out (FIFO) method of inventory pricing had been used, inventories would have been approximately $3,863,000 higher than reported on December 31, 1997 and $4,090,000 higher than reported on December 31, 1996.

         Inventories include amounts principally related to long-term contracts of the Company's defense segment, as determined by the percentage-of-completion method of accounting. Sales and gross profit are principally recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Alternatively, certain contracts provide for the production of various units throughout the contract period and sales and gross profit on these contracts are accounted for based on the units delivered. See
Note 5.

Property and Equipment

         Property and equipment are stated at cost. The policy of the Company is to provide for depreciation on the straight-line, sum-of-the-years digits, and declining-balance methods, by annual charges to operations calculated to amortize the cost over the estimated useful lives of the various classes of property and equipment.

Earnings per Share

         In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes dilutive effects of options, warrants and convertible securities.

United Industrial Corporation

         Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

Stock-Based Compensation

         The Company has elected to continue to account for its stock-based compensation plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), whereby compensation cost for stock options is recognized in income based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the stock. See
Note 8.

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


--------------------------------------------------------------------------------
NOTE 3                      MARKETABLE SECURITIES

         At December 31, 1997, the Company's short-term investments consist of debt securities, whose carrying amount of $6,102,000 approximates market value and are classified as held-to-maturity securities. In accordance with Financial Accounting Statement No. 115, management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity.

--------------------------------------------------------------------------------
NOTE 4                      TRADE RECEIVABLES

         Amounts due from the U.S. Government primarily related to long-term contracts of the Company's defense segment were as follows:

--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                            December 31             1997              1996
----------------------------------------------------------------------------------------------------------------------------------
AMOUNTS BILLED                                                                                         $ 9,221           $22,282
UNBILLED RECOVERABLE COSTS AND EARNED FEES                                                               1,704             3,251
RETAINAGE PER CONTRACT PROVISIONS                                                                          313               248

                                                                                                       $11,238           $25,781
----------------------------------------------------------------------------------------------------------------------------------


         Billed and unbilled amounts above include $2,176,000 and $2,283,000 at December 31, 1997 and 1996, respectively, related to contracts for which a subsidiary of the Company is a subcontractor to other government contractors.

         Unbilled recoverable costs and earned fees represent amounts that will be substantially collected within one year. Retainage amounts will generally be billed over the next twelve months.

NOTE 5                      INVENTORIES

----------------------------------------------------------------------------------------------------------------------------------
 (Dollars in thousands)                                                           December 31             1997              1996
----------------------------------------------------------------------------------------------------------------------------------
FINISHED GOODS AND WORK IN PROGRESS                                                                   $  4,023          $ 11,320
----------------------------------------------------------------------------------------------------------------------------------
COSTS AND EARNINGS RELATING TO LONG-TERM CONTRACTS                                                      45,537            43,557
DEDUCT PROGRESS PAYMENTS RELATED TO LONG-TERM CONTRACTS                                                (21,009)          (19,454)
COSTS AND EARNINGS IN EXCESS OF BILLINGS                                                                24,528            24,103
----------------------------------------------------------------------------------------------------------------------------------
TOTAL FINISHED GOODS AND WORK IN PROGRESS                                                               28,551            35,423
MATERIALS AND SUPPLIES                                                                                   3,239             4,084

                                                                                                      $ 31,790          $ 39,507
----------------------------------------------------------------------------------------------------------------------------------

         The inventoried costs associated with long-term contracts include costs and earnings ($24,528,000 in 1997 and $24,103,000 in 1996) of incomplete contracts not yet billable to the customer. These amounts represent the difference between the percentage-of-completion method of accounting for long-term contracts used to record operating results by the Company's defense segment and the amounts billable to the customer under the terms of the specific contracts. Estimates of final contract costs and earnings (including earnings subject to future determination through negotiation or other procedures) are reviewed and revised periodically throughout the lives of the contracts. Adjustments of earnings resulting from the revisions are recorded on a current basis. The Company recognized losses of $6,009,000 ($3,745,000 net of tax benefit, or $.30 per diluted share) and $6,997,000 ($4,443,000 net of tax benefit, or $.36 per diluted share) during 1997 and 1996, respectively, resulting primarily from revision of cost estimates on certain major long-term contracts.

         Included in the 1997 and 1996 costs and earnings in excess of billings were $1,700,000 and $1,400,000, respectively, on certain government contracts in excess of negotiated contract value which are or will be the subject of formal claims if not resolved by negotiation.

         In connection with certain of its contracts, the Company commits to certain performance guarantees. The ability of the Company to perform under these guarantees may, in part, be dependent on the performance of other parties, including partners and subcontractors. The Company monitors the progress of its partners and subcontractors and does not believe that their performance will adversely affect these contracts as of December 31, 1997.

         Inventories do not include any significant amounts of unamortized tooling, learning curve, and other deferred costs, claims, or other similar items whose recovery is uncertain.

----------------------------------------------------------------------------------------------------------------------------------
NOTE 6                      OTHER ASSETS
----------------------------------------------------------------------------------------------------------------------------------
 (Dollars in thousands)                                                           December 31             1997              1996
----------------------------------------------------------------------------------------------------------------------------------
NET PENSION ASSET                                                                                     $ 31,070          $ 27,896
PATENTS AND OTHER INTANGIBLE ASSETS                                                                      6,256             8,140
OTHER                                                                                                    2,800             1,982

                                                                                                      $ 40,126          $ 38,018
----------------------------------------------------------------------------------------------------------------------------------

United Industrial Corporation

         Patents and other intangible assets represent assets acquired in connection with purchased businesses and are being amortized primarily on a straight-line basis over 5 to 10 years. Amortiza-tion expense amounted to $1,543,000 in 1997, $1,704,000 in 1996, and $1,694,000 in 1995.

         Accumulated amortization amounted to $7,559,000 and $6,707,000 at December 31, 1997 and 1996, respectively. Intangible assets were decreased by $342,000 (net of accumulated amortization of $690,000) in connection with the disposal of businesses. See Note 17.

--------------------------------------------------------------------------------
NOTE 7                      LONG-TERM DEBT AND CREDIT ARRANGEMENTS

         On June 11, 1997, the Company and its subsidiaries entered into a Revolving Line of Credit Agreement, Term Loan Agreement and Security Agreement ("Agreement") (amending and restating a credit agreement, dated as of October 13, 1994) with an institutional lender. In July 1997, the Company borrowed $6,250,000 under the Term Loan Agreement, at LIBOR plus a fluctuating margin. The principal is payable in sixty consecutive monthly installments. At December 31, 1997 the outstanding borrowings were $5,729,000, none of which were revolving credit borrowings. The amount available under the Revolving Line of Credit Agreement is $17,500,000 with various interest rate options, and is reduced by the letter of credit obligations which may not exceed $12,500,000. The letter of credit obligations outstanding at December 31, 1997 were $7,700,000. The Agreement provides for restrictive covenants among which are debt service coverage ratio, quick ratio, senior debt ratio and a tangible net worth requirement, all as defined. All assets now owned or hereafter acquired are pledged as collateral under the Agreement. The carrying amounts of the Company's borrowings under its long-term debt arrangement approximate the fair value.

         Interest expense was $915,000 in 1997, $1,997,000 in 1996 and
$2,360,000 in 1995. Interest paid was $1,290,000 in 1997, $2,122,000 in 1996, and $2,270,000 in 1995.

--------------------------------------------------------------------------------
NOTE 8                      STOCK OPTIONS

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

         The options are granted at not less than market value at the date of grant; and in accordance with APB 25 and related interpretations no compensation cost has been recognized for grants made under the Plan. Options are exercisable over a period determined by the Board of Directors, but no longer than ten years after the date they are granted. Options vest one-third each year after a one-year waiting period.

         In May 1997, the shareholders approved the 1996 Stock Option Plan for Non-employee Directors, which provides for the granting of options with respect to the purchase of an aggregate of up to 300,000 shares of common stock of the Company. Options may be exercised up to one-third as of the date of grant of an option and up to an additional one-third may be be exercised as of the date of each subsequent annual meeting of shareholders, but no longer than ten years after the date they are granted. The options are granted at not less than market value at the date of grant.

         Had compensation cost been determined consistent with the fair value method set forth under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), for all awards during 1997, 1996 and 1995 under the plans, net income and net income per common share would have decreased to the pro forma amounts indicated below:

-----------------------------------------------------------------------------------------------------------------------------------
 (Dollars in thousands, except per share amounts)Year ended December 31           1997                    1996              1995
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME:
   AS REPORTED                                                                   $14,825                $6,404              $888
   PRO FORMA                                                                     $14,536                $6,248              $887
NET INCOME PER COMMON SHARE:
   AS REPORTED:
     BASIC                                                                         $1.22                  $.53              $.07
     DILUTED                                                                       $1.19                  $.52              $.07
   PRO FORMA:
     BASIC                                                                         $1.19                  $.52              $.07
     DILUTED                                                                       $1.17                  $.52              $.07
-----------------------------------------------------------------------------------------------------------------------------------


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

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yields of 3.7%, 4% and 3.6%; expected volatility of 36%, 37% and 36%; risk-free interest rates of 6.2%, 6% and 6%; and expected lives of five years in all periods. The weighted-average fair value of an option granted was $2.19, $1.51, and $1.59 for the years ended December 31, 1997, 1996, and 1995, respectively.

         A summary of stock option activity under all plans is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Weighted
                                                                                                                         Average
                                                                                                                        Exercise
(Shares in thousands)                                                                         Number of shares             Price
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1995                                                                                  94                $4.75
GRANTED                                                                                                    139                 5.55
EXERCISED                                                                                                   (3)                4.75
CANCELED                                                                                                  (116)                5.53
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                                                                               114                 4.94
GRANTED                                                                                                    368                 5.30
EXERCISED                                                                                                   (2)                4.75
CANCELED                                                                                                   (13)                4.75
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                                                                               467                 5.23
GRANTED                                                                                                    483                 7.35
EXERCISED                                                                                                 (109)                5.31
CANCELED                                                                                                    (1)                4.75
BALANCE AT DECEMBER 31, 1997                                                                               840                $6.44
-----------------------------------------------------------------------------------------------------------------------------------

United Industrial Corporation

-----------------------------------------------------------------------------------------------------------------------------------
 (In thousands)                                             December 31                  1997             1996              1995
-----------------------------------------------------------------------------------------------------------------------------------
EXERCISABLE                                                                               155               57                25
AVAILABLE FOR FUTURE GRANTS                                                               546              728               483
-----------------------------------------------------------------------------------------------------------------------------------


         Exercise prices for options outstanding as of December 31, 1997, ranged from $4.50 to $10.25. The weighted-average remaining life of these options is
8.6 years.


--------------------------------------------------------------------------------
NOTE 9                      LEASES

         Total rental expense for all operating leases amounted to $1,543,000 in 1997, $2,391,000 in 1996, and $2,632,000 in 1995. Contingent rental payments were not significant.
--------------------------------------------------------------------------------

         The future minimum rental commitments as of December 31, 1997, for all noncancel-able leases are $2,157,000 in 1998; $1,866,000 in 1999; $1,263,000 in
2000; $691,000 in 2001; and $474,000 in 2002.


--------------------------------------------------------------------------------

NOTE 10                     CHANGES IN SHAREHOLDERS' EQUITY

----------------------------------------------------------------------------------------------------------------------------------
                                                                                           Retained                       Share-
                                                               Common     Additional       Earnings      Treasury       holders'
(Dollars in thousands)                                          Stock        Capital      (Deficit)         Stock         Equity
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                                    $14,374        $94,596       $ (3,199)     $(17,350)      $ 88,421
NET INCOME                                                         --             --            888            --            888
CASH DIVIDENDS DECLARED ($.26 PER SHARE)                           --         (3,165)            --            --         (3,165)
STOCK OPTIONS                                                      --            (10)            --            26             16
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                                     14,374         91,421         (2,311)      (17,324)        86,160
NET INCOME                                                         --             --          6,404            --          6,404
CASH DIVIDENDS DECLARED ($.20 PER SHARE)                           --         (1,217)        (1,217)           --         (2,434)
STOCK OPTIONS                                                      --             (8)            --            23             15
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                                     14,374         90,196          2,876       (17,301)        90,145
NET INCOME                                                         --             --         14,825            --         14,825
CASH DIVIDENDS DECLARED ($.29 PER SHARE)                           --             --         (3,536)           --         (3,536)
STOCK OPTIONS                                                      --           (267)            --           857            590

BALANCE, DECEMBER 31, 1997                                    $14,374        $89,929        $14,165      $(16,444)      $102,024
----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NOTE 11                 PENSION ARRANGEMENTS AND SPECIAL TERMINATION BENEFITS

         The Company and its subsidiaries have a number of noncontributory defined benefit pension plans covering substantially all employees. In prior years the Company converted the defined benefit plans into a single cash balance plan. In accordance with the Cash Balance Plan, a participant's benefit includes the actuarial equivalent of the participant's accrued benefit under the applicable predecessor plan, annual allocations based upon a percentage of salary, and interest earned on such participant's account. The Company's funding policy for the plans is to make the minimum annual contributions required by applicable regulations.

         A summary of the components of net periodic pension (income) cost for the plans is as follows:

----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                   1997             1996              1995
----------------------------------------------------------------------------------------------------------------------------------
SERVICE COST-- BENEFITS EARNED DURING THE PERIOD                                      $   913         $    903            $  682
INTEREST COST ON PROJECTED BENEFIT OBLIGATION                                          10,404           11,133            10,689
ACTUAL RETURN ON PLAN ASSETS                                                          (28,869)         (23,191)          (29,770)
NET AMORTIZATION AND DEFERRAL                                                          14,350            8,194            19,075
----------------------------------------------------------------------------------------------------------------------------------
TOTAL PENSION (INCOME) COSTS                                                         $ (3,202)        $ (2,961)           $  676

ASSUMPTIONS PRIMARILY USED IN THE ACCOUNTING FOR THE PLANS WERE:

----------------------------------------------------------------------------------------------------------------------------------
                                                            December 31                  1997             1996              1995
----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE DISCOUNT RATES                                                             7.5%             7.5%              7.3%
RATES OF INCREASE IN COMPENSATION LEVELS                                                    4%               4%                4%
EXPECTED LONG-TERM RATE OF RETURN ON ASSETS                                                 8.5%             8.5%              8.5%
----------------------------------------------------------------------------------------------------------------------------------

         The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at December 31, 1997 and 1996, for the Company's pension plans:

PLANS WITH ASSETS IN EXCESS OF ACCUMULATED BENEFIT OBLIGATION:

----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                                    1997              1996
----------------------------------------------------------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATIONS:
VESTED BENEFIT OBLIGATION                                                                             $141,658          $143,480
----------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED BENEFIT OBLIGATION                                                                        $144,085          $145,795
PROJECTED BENEFIT OBLIGATION                                                                          $144,370          $145,892
PLAN ASSETS AT FAIR VALUE                                                                              184,120           169,004
----------------------------------------------------------------------------------------------------------------------------------
PROJECTED BENEFIT OBLIGATION LESS THAN PLAN ASSETS                                                      39,750            23,112
UNRECOGNIZED NET (GAIN) LOSS INCLUDING PRIOR SERVICE COST                                               (8,235)            5,314
UNRECOGNIZED NET ASSET AT BEGINNING OF YEAR, NET OF AMORTIZATION                                          (445)             (530)
NET PENSION ASSET RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS                                       $ 31,070          $ 27,896
----------------------------------------------------------------------------------------------------------------------------------

United Industrial Corporation

         The plans' assets are invested in listed stocks and bonds and interest-bearing cash equivalents.

         The Company sponsors a 401(k) plan with employee and employer matching contributions based on specified formulas. The Company's contribution to the 401(k) plan was $1,304,000 in 1997, $1,208,000 in 1996, and $1,158,000 in 1995.

--------------------------------------------------------------------------------
NOTE 12                     POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

         In addition to the Company's defined benefit pension plans, a subsidiary of the Company sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time employees who have worked 10 years and attained age 62 or 30 years of service with the Company. The plan is non-contributory for retirees and contributory for spouses. The retiree spousal contributions are adjusted annually. Both the retiree and spousal plan contain cost-sharing features such as deductibles and coinsurance. The accounting for the plan anticipates future cost- sharing changes to the written plan that are consistent with the Company's expressed intent to increase the spousal contribution to the point that the entire cost for spouses will be contributory at the end of 5 years commencing from January 1, 1998, and limit the amount it will contribute for retiree insurance costs, as well as each active employee who later becomes a retiree, to no more than double the amount which the Company paid for coverage on January 1, 1993. The actuarial and recorded liabilities for these benefits have not been funded. The accumulated benefit obligation was determined using the unit credit method and an assumed discount rate of 7.5% in 1997, 1996 and 1995. The assumed health care cost trend rate used was 8.65% for medical, decreasing to 5.25% in the year 2005. An increase of 1% in the health care trend rate would not materially increase the cost or accumulated postretirement benefit due to the Company not being obligated to pay more than double the amount which the Company was paying for coverage on January 1, 1993.

         Another subsidiary also sponsors a defined benefit health care plan that provides postretirement medical and dental benefits to full-time employees who have worked 10 years and attained age 60. Dental benefits cease for both retiree and spouse once the retiree reaches age 65. Surviving spouses are eligible for preretirement death benefits. Employees age 55, but less than 60, with at least 20 years of service receive only medical benefits commencing when the retiree reaches age 65. No dental benefit is provided. The accumulated benefit obligation was determined using the unit credit method and an assumed discount rate of 7.0% in 1997, 7.5% in 1996, and 7.25% in 1995. The assumed health care cost trend rate was 10.1% decreasing to 5.5% in the year 2005. The effect of a 1% increase in the health care trend rate would not materially increase the net periodic cost or the accumulated postretirement benefit obligation at December 31, 1997.

         The costs of certain health care provided by the Company for eligible retired employees were $1,635,000 in 1997, $1,586,000 in 1996, and $1,694,000 in
1995.

         The following table shows the two plans' combined funded status reconciled with the amounts recognized in the Company's consolidated balance sheets:

----------------------------------------------------------------------------------------------------------------------------------
 (Dollars in thousands)                                                           December 31             1997              1996
----------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
RETIREES                                                                                               $12,490           $13,221
FULLY ELIGIBLE ACTIVE PLAN PARTICIPANTS                                                                  1,724             1,289
OTHER ACTIVE PLAN PARTICIPANTS                                                                           8,262             7,465
----------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION                                                           22,476            21,975
UNRECOGNIZED NET LOSS                                                                                     (120)             (150)
----------------------------------------------------------------------------------------------------------------------------------
ACCRUED POSTRETIREMENT BENEFIT OBLIGATION                                                              $22,356           $21,825

NET PERIODIC POSTRETIREMENT BENEFIT COST INCLUDED THE FOLLOWING COMPONENTS:

----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                           Year ended December 31                  1997             1996              1995
----------------------------------------------------------------------------------------------------------------------------------
SERVICE COST                                                                           $  598           $  538            $  548
INTEREST COST                                                                           1,568            1,540             1,824
----------------------------------------------------------------------------------------------------------------------------------
NET PERIODIC POSTRETIREMENT BENEFIT COST                                               $2,166           $2,078            $2,372

----------------------------------------------------------------------------------------------------------------------------------

NOTE 13                     INDUSTRY SEGMENTS DATA

         The Company is engaged in the design, development, manufacture, and sale of products and services in three principal industries: simulation and test equipment, unmanned air vehicles, ordnance systems, transportation systems, and weather reporting systems, which line of business was sold in September 1997, for defense and other government and non-government entities in the United States and abroad; energy systems for industries and utilities; and specialty plastic products, substantially all of the operating assets of which were sold in August 1997.

         Sales to agencies of the United States Government, primarily by the defense segment, were $129,933,000 in 1997, $144,749,000 in 1996, and
$154,346,000 in 1995. No single customer, other than the United States Government, accounted for 10 percent or more of net sales in any year. Export sales were $40,322,000 in 1997, $26,491,000 in 1996 and amounted to less than 10% of net sales in 1995.

United Industrial Corporation

-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                   1997             1996              1995
-----------------------------------------------------------------------------------------------------------------------------------
NET SALES
DEFENSE                                                                              $192,651         $185,479         $ 188,111
ENERGY SYSTEMS                                                                         37,927           30,012            32,549
PLASTIC PRODUCTS                                                                        4,605            5,331             6,738
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL NET SALES                                                                      $235,183         $220,822          $227,398
OPERATING INCOME (LOSS)
DEFENSE                                                                              $ 28,485         $ 12,497           $ 6,436
ENERGY SYSTEMS                                                                          7,894            3,892             2,598
PLASTIC PRODUCTS                                                                         (942)             (51)              389
CORPORATE                                                                              (4,831)          (5,697)           (6,778)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                                                               $ 30,606        $  10,641           $ 2,645
IDENTIFIABLE ASSETS
DEFENSE                                                                              $149,643         $149,037          $150,507
ENERGY SYSTEMS                                                                         30,174           25,588            23,103
PLASTIC PRODUCTS                                                                        1,014            2,978             2,943
CORPORATE                                                                               2,460            2,365             6,553
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL IDENTIFIABLE ASSETS                                                            $183,291         $179,968          $183,106
CAPITAL EXPENDITURES
DEFENSE                                                                              $  6,414         $  4,833           $ 4,572
ENERGY SYSTEMS                                                                            486              959               805
PLASTIC PRODUCTS                                                                           26              494               289
CORPORATE                                                                                  --               13                39
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURES                                                            $ 6,926         $  6,299           $ 5,705
DEPRECIATION EXPENSE
DEFENSE                                                                               $ 7,018          $ 5,401           $ 5,616
ENERGY SYSTEMS                                                                            815              805               839
PLASTIC PRODUCTS                                                                          157              198               134
CORPORATE                                                                                  26               16                17

TOTAL DEPRECIATION EXPENSE                                                            $ 8,016          $ 6,420           $ 6,606
-----------------------------------------------------------------------------------------------------------------------------------

         Operating income for each segment is total revenue less operating expenses, excluding interest and corporate management fees. Research and development costs included in costs and expenses amounted to $2,067,000 in 1997, $2,641,000 in 1996, and $2,270,000 in 1995. Corporate loss includes net interest income of $529,000 in 1997, and net interest expense of $964,000 in 1996 and $1,159,000 in 1995. Corporate assets consist primarily of cash and cash equivalents.

--------------------------------------------------------------------------------
NOTE 14                     INCOME TAXES

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

         Following is a reconciliation of the difference between total tax expense and the amount computed by applying the federal statutory income tax rate to income from operations before income taxes:

----------------------------------------------------------------------------------------------------------------------------------
 (Dollars in thousands)                                                                  1997             1996              1995
----------------------------------------------------------------------------------------------------------------------------------
FEDERAL INCOME TAXES AT STATUTORY RATE                                                $10,712           $3,618            $  899
STATE AND LOCAL INCOME TAXES, NET OF FEDERAL INCOME TAX BENEFIT
   (INCLUDING $4,000 RELATING TO A TAX CONTINGENCY)                                     5,072              480               227
PROVISION FOR NONDEDUCTIBLE EXPENSES (INCLUDING $238, $86 AND $340
   RELATED TO CONTINGENT PAYMENTS IN 1997, 1996 AND 1995
   ON AN ACQUISITION)                                                                     537              119               460
NON-TAXABLE INCOME                                                                       (632)              --                --
OTHER-- NET                                                                                92               20               171

INCOME TAXES                                                                          $15,781           $4,237            $1,757
----------------------------------------------------------------------------------------------------------------------------------

         Income tax payments were $6,875,000 in 1997, $2,000,000 in 1996, and
$7,400,000 in 1995.


Deferred income tax balances:

---------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                            December 31             1997              1996
---------------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSET
LOSSES ON LONG-TERM CONTRACTS NOT CURRENTLY DEDUCTIBLE                                                $  2,257          $  2,826
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS AND OTHER
   EMPLOYEE BENEFITS                                                                                     9,945             9,802
PRODUCT WARRANTY AND OTHER PROVISIONS                                                                    2,107             1,868
VACATION PAY ACCRUALS                                                                                      730               974
BASIS DIFFERENCES FOR ASSET SALES                                                                        2,092             2,188
OTHER                                                                                                       42               110
---------------------------------------------------------------------------------------------------------------------------------
TOTAL DEFERRED TAX ASSET                                                                                17,173            17,768
---------------------------------------------------------------------------------------------------------------------------------

DEFERRED TAX LIABILITY
PENSION PLANS AND OTHER EMPLOYEE BENEFITS                                                              (12,902)          (11,765)
EXCESS TAX DEPRECIATION                                                                                 (7,314)           (7,837)
PATENT AMORTIZATION                                                                                     (1,349)           (1,520)
OTHER                                                                                                     (316)             (177)
---------------------------------------------------------------------------------------------------------------------------------
TOTAL DEFERRED TAX LIABILITY                                                                           (21,881)          (21,299)
NET DEFERRED TAX LIABILITY                                                                            $ (4,708)         $ (3,531)
---------------------------------------------------------------------------------------------------------------------------------

The net deferred tax liability is classified as follows:
NET CURRENT DEFERRED INCOME TAX ASSET                                                                 $  4,982           $ 6,131

NET NON-CURRENT DEFERRED INCOME TAX LIABILITY                                                         $ (9,690)         $ (9,662)
---------------------------------------------------------------------------------------------------------------------------------

United Industrial Corporation

-----------------------------------------------------------------------------------------------------------------------------------
NOTE 15                     SELECTED QUARTERLY DATA (UNAUDITED)
(Dollars in thousands,
except per share data                                            1997                                                       1996
and stock prices)           FOURTH       THIRD     SECOND       FIRST                  Fourth      Third      Second       First
-----------------------------------------------------------------------------------------------------------------------------------
NET SALES                 $ 69,001    $ 52,089   $ 55,649    $ 58,444                $ 56,897   $ 54,159    $ 55,265    $ 54,501
GROSS PROFIT                19,569      12,251     10,795      16,176                  17,993      9,345      13,218      14,410
NET INCOME                   4,714(C)    6,678(B)   1,670       1,763                   3,352        163       1,458       1,431
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
   BASIC(a)                   $.38        $.55       $.14        $.14                    $.28       $.01        $.12        $.12
   DILUTED                    $.37        $.54       $.14        $.14                    $.27       $.01        $.12        $.12
-----------------------------------------------------------------------------------------------------------------------------------
   DIVIDENDS DECLARED
     PER SHARE                $.08        $.07       $.07        $.07                    $.05       $.05        $.05        $.05
   STOCK PRICES:
     HIGH                     $113/8    $915/16       $91/8       $8                      $61/4      $61/2       $63/8       $63/4
     LOW                      $ 93/4    $85/16        $67/8       $57/8                   $51/8      $51/2       $51/8       $43/4
-----------------------------------------------------------------------------------------------------------------------------------

(a) For each of the quarters in 1996 and the first three quarters of 1997 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128 "Earnings per Share."
(b) Includes net gain on sale of assets of $13,306,000 ($8,470,000 net of taxes)
(c) Includes income from a favorable litigation settlement of $3,000,000 ($1,779,000 net of taxes)


         The Company's common stock is listed on the New York Stock Exchange. The approximate number of shareholders of record as of February 25, 1998, was 2,500.

--------------------------------------------------------------------------------
NOTE 16                     LITIGATION

         The Company, along with numerous other parties, has been named in five tort actions relating to environmental matters based on allegations partially related to a predecessor's operations at a site in the State of Arizona that manufactured semiconductors between 1959 and 1960. All such operations of the Company were sold by 1961. These tort actions seek recovery for personal injury and property damage among other damages. One tort claim is a certified property and medical class action.

         On February 11, 1992, a complaint was filed against the Company and ten other named and ten unnamed entities in the Maricopa County Superior Court of Arizona by seven individuals seeking to represent a class. A class in excess of 10,000 was originally alleged. The plaintiffs have amended their complaint to separate the larger property damage and medical monitoring classes into smaller subclasses based on geographic location and alleged exposure to solvents. In the process of amendment, the overall sizes of the respective classes have been significantly reduced. This suit alleges that the members of the class have been exposed to contaminated groundwater in the Phoenix/Scottsdale, Arizona area and suffer increased risk of disease and other physical effects. They also assert property damages under various theories; seek to have certain scientific studies performed concerning health risks, preventative measures and long-term effects; and seek incidental and consequential damages, punitive damages and an injunction against actions causing further exposures. The property and medical classes have been certified. The Company has joined with the other defendants and appealed the class certification issue to the Arizona Supreme Court. The Company intends to vigorously contest these actions and believes that the resolution of these actions will not be material to the Company.

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

         Detroit Stoker was notified in March 1992 by the Michigan Department of Natural Resources (MDNR) that it is a potentially responsible party in connection with the clean-up of a former industrial landfill located in Port of Monroe, Michigan. MDNR is treating the Port of Monroe landfill site as a contaminated facility within the meaning of the Michigan Environmental Response Act. Under MERA, if a release or a potential release of a discarded hazardous substance is or may be injurious to the environment or to the public health, safety, or welfare, MDNR is empowered to undertake or compel investigation and response activities in order to alleviate any contamination threat. Detroit Stoker intends to aggressively defend these claims. At this time, no estimate can be made as to the amount or range of potential loss, if any, to Detroit Stoker with respect to this action.

         The Company is involved in various other lawsuits and claims, including certain other environmental matters, arising out of the normal course of its business. In the opinion of management, the ultimate amount of liability, if any, under pending litigation, including claims described above, will not have a materially adverse effect on the Company.

         In August 1997, the Company sold substantially all the operating assets of Neo Products Company for $587,000 of cash and promissory notes of $853,000 secured by a mortgage on all fixed assets sold. The contract contains an "earn out" provision based on net income earned through August 2002. The sale resulted in a loss of $340,000, after taxes.

         In September 1997, the Company sold all the capital stock of AAI Systems Management, Inc., its Weather Systems Business, for $18,500,000 of cash and a promissory note of $2,375,000, which was recorded at no value. The sale resulted in a gain of $14,169,000 ($8,810,000 net of taxes or $.68 per diluted share.)

         The Consolidated Statements of Income include the combined net sales of the two companies of $29,838,000, $42,331,000 and $43,156,000; and the combined net income of $1,595,000 ($.13 per diluted share), $1,827,000 ($.15 per diluted share) and $3,239,000 ($.27 per diluted share) for the years ended December 31, 1997, 1996 and 1995, respectively.

--------------------------------------------------------------------------------
NOTE 17                     SALES OF ASSETS

         In August 1997, the Company sold substantially all the operating assets of Neo Products Co. for $587,000 of cash and promissory notes of $853,000 secured by a mortgage on all fixed assets sold. The contract contains an "earn out" provision based on net income earned through August 2002. The sale resulted in a loss of $340,000, after taxes.

         In September 1997, the Company sold all the capital stock of AAI Systems Management, Inc., its Weather Systems Business, for $18,500,000 of cash and a promissory note of $2,375,000. The sale resulted in a realized gain of $14,169,000 ($8,810,000 net of taxes or $.71 per diluted share.)

         The Consolidated Statements of Operations include the combined net sales of the two companies of $29,838,000, $42,331,000 and $43,156,000; and the
combined net income of $1,595,000 ($.13 per diluted share), $1,827,000 ($.15 per diluted share) and $3,239,000 ($.27 per diluted share) for the years ended December 31, 1997, 1996 and 1995, respectively.

         The Company is currently negotiating the sale of certain of its properties of its AAI subsidiary. The Company believes the net proceeds from the sale of these asstes will exceed their carrying value.

United Industrial Corporation

--------------------------------------------------------------------------------
NOTE 18                     EARNINGS PER SHARE

         The following table sets forth the computation of basic and diluted earnings per share:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  1997                   1996               1995
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                 $14,825,000            $ 6,404,000          $ 888,000
BASIC EARNINGS PER SHARE-
 WEIGHTED-AVERAGE SHARES                                                    12,195,000             12,173,000         12,169,000
EFFECT OF DILUTIVE SECURITIES:
   EMPLOYEE STOCK OPTIONS                                                      225,000                 38,000             24,000
-----------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER-SHARE-
 ADJUSTED WEIGHTED-AVERAGE
 AND ASSUMED CONVERSIONS                                                    12,420,000             12,211,000         12,193,000
BASIC EARNINGS PER SHARE                                                         $1.22                   $.53               $.07
DILUTED EARNINGS PER SHARE                                                       $1.19                   $.52               $.07


Report of Independent Auditors
United Industrial Corporation


Board of Directors and Shareholders
United Industrial Corporation
New York, New York


         We have audited the accompanying consolidated balance sheets of United Industrial Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Industrial Corporation and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                                 /s/ Ernst & Young LLP




New York, New York
February 24, 1998

Consolidated Statements of Operation
Five-Year Financial Data
United Industrial Corporation

-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Year ended December 31                          1997               1996                1995               1994             1993
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
-----------------------------------------------------------------------------------------------------------------------------------
NET SALES                                  $ 235,183          $ 220,822           $ 227,398          $ 209,727        $ 252,993
OPERATING COSTS                              219,562            209,162             223,385            202,766          252,919
INTEREST (INCOME) EXPENSE-- NET                 (529)               964               1,159              1,362             (639)
INCOME (LOSS) BEFORE INCOME TAXES             30,606             10,641               2,645              8,427          (20,151)(a)
INCOME TAX (CREDIT)                           15,781              4,237               1,757              3,215           (8,134)
INCOME (LOSS) FROM CONTINUING
   OPERATIONS BEFORE CUMULATIVE
   EFFECT OF ACCOUNTING CHANGES               14,825              6,404                 888              5,212          (12,017)(a)
CUMULATIVE EFFECT OF ACCOUNTING
   CHANGES                                        --                 --                  --                 --              994
INCOME (LOSS) FROM CONTINUING
   OPERATIONS                                 14,825              6,404                 888              5,212          (11,023)(a)
EARNINGS (LOSS) PER SHARE:(b)
   INCOME (LOSS) BEFORE CUMULATIVE
   EFFECT OF ACCOUNTING CHANGES
     BASIC                                      1.22                .53                 .07                .43             (.98)(a)
     DILUTED                                    1.19                .52                 .07                .43             (.98)
   CUMULATIVE EFFECT OF ACCOUNTING
    CHANGES                                       --                 --                  --                 --              .08
   EARNINGS (LOSS)
     BASIC                                      1.22                .53                 .07                .43             (.90)(a)
     DILUTED                                    1.19                .52                 .07                .43             (.90)
CASH DIVIDENDS PAID ON
   COMMON STOCK                                3,536              2,434               3,165              3,425            5,381
CASH DIVIDENDS DECLARED PER
   COMMON SHARE                                  .29                .20                 .26                .21              .35
SHARES OUTSTANDING AS OF YEAR END
   (IN THOUSANDS)                             12,249             12,174              12,171             12,167           12,259
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                               $ 183,291          $ 179,968           $ 183,106          $ 188,794        $ 202,653
PROPERTY AND EQUIPMENT                        25,576             41,534              42,586             45,214           46,635
LONG-TERM DEBT                                 4,479                 --              13,750             20,000           25,000
SHAREHOLDERS' EQUITY                         102,024             90,145              86,160             88,421           85,354
SHAREHOLDERS' EQUITY PER SHARE                  8.33               7.40                7.08               7.27             6.96
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
-----------------------------------------------------------------------------------------------------------------------------------
RETURN ON SHAREHOLDERS' EQUITY                  14.5%               7.1%                1.0%               6.0%              --
NET INCOME AS A PERCENT OF SALES                 6.3                2.9                  .4                2.5               --
LONG-TERM DEBT AS A PERCENT OF
   TOTAL CAPITALIZATION                          4.2                 --                13.8               18.4             22.6
-----------------------------------------------------------------------------------------------------------------------------------
STATISTICAL DATA
-----------------------------------------------------------------------------------------------------------------------------------
SALES BACKLOG AS OF YEAR END               $ 188,000          $ 159,000           $ 206,000          $ 218,000        $ 208,000
CAPITAL EXPENDITURES                           6,926              6,299               5,705              4,146            5,931
DEPRECIATION AND AMORTIZATION                  9,559              8,306               8,300              8,291            7,430
NUMBER OF EMPLOYEES                            1,800              1,900               2,000              1,900            2,300
-----------------------------------------------------------------------------------------------------------------------------------


(a) Includes restructuring charge of $22,500,000 ($14,400,000 or $1.17 per share net of income tax benefit)
(b) The 1993 through 1996 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128 "Earnings per Share."

Corporate Organization
United Industrial Corporation

---------------------------------------------------------------------------------------------------------
BOARD OF DIRECTORS
Harold S. Gelb                       Richard R. Erkeneff                Honorary Director (nonvoting),
Chairman of the Board                President and Chief Executive      Bernard Fein
                                     Officer of the Company and         Chairman Emeritus
Howard M. Bloch                      AAI Corporation                    Retired Chairman and
Vice Chairman of the Board                                              President of the Company
                                     E. Donald Shapiro
Edward C. Aldridge, Jr.              Professor of Law
President and Chief                  New York Law School
Executive Officer
The Aerospace Corporation            Susan Fein Zawel
                                     Vice President Corporate
                                     Communications, Associate General
                                     Counsel and Secretary of the Company


CORPORATE OFFICERS
---------------------------------------------------------------------------------------------------------

Richard R. Erkeneff                  James H. Perry                     Edward A. Smolinski
President and                        Chief Financial Officer            Assistant Treasurer and
Chief Executive Officer              and Treasurer                      Assistant Secretary

Robert W. Worthing                   Susan Fein Zawel
Vice President and                   Vice President Corporate
General Counsel                      Communications, Associate General
                                     Counsel and Secretary


SENIOR MANAGEMENT
---------------------------------------------------------------------------------------------------------

AAI CORPORATION                      Jackson R. Bell                    SYMTRON SYSTEMS, INC.
Richard R. Erkeneff                  Vice President and                 John J. Henning
President and                        General Manager,                   President and Chief
Chief Executive Officer              Transportation Systems             Executive Officer

Paul J. Michaud                      Joseph F. Burger,                  James W. Hanson
Vice President, Chief Financial      Vice President and General         Vice President and
Officer and Treasurer                Manager, Hunt Valley               General Manager
                                     Operations
Robert W. Worthing                                                      Richard A. Brandt
Vice President, General Counsel      G. Russell Zink                    Treasurer
and Secretary                        Vice President,
                                     Business Development
George J. Kersels
Vice President and General           DETROIT STOKER COMPANY
Manager, Defense Systems             Michael J. DiMonte
                                     President and
Maurice P. Ranc                      Chief Executive Officer
Vice President and General
Manager, Engineering and             Mark A. Eleniewski
Maintenance Services                 Executive Vice President

Thomas E. Wurzel                     Gary K. Ludwig
President                            Vice President, Finance
AAI/ACL Technologies, Inc.


---------------------------------------------------------------------------------------------------------

Corporate and Shareholder Information
United Industrial Corporation


CORPORATE HEADQUARTERS
United Industrial Corporation
570 Lexington Avenue
New York, New York 10022
(212) 752-8787


SUBSIDIARIES
AAICORPORATION
P.O. Box 126
Hunt Valley, Maryland 21030
(410) 666-1400


DETROIT STOKER COMPANY
1510 East First Street
Monroe, Michigan 48161
(313) 241-9500


SYMTRON SYSTEMS, INC.
17-01 Pollitt Drive
Fair Lawn, New Jersey 07410
(201) 794-0200




TRANSFER AGENT, REGISTRAR
AND DIVIDEND
DISBURSING AGENT
Shareholders may obtain information relating to their share position, dividends, transfer requirements, lost certificates and other related matters by contacting:

   American Stock Transfer
   and Trust Company
   40 Wall Street
   New York, New York 10005
   (800) 937-5449

For information about the Company's Dividend Reinvestment and Share Purchase Plan, contact:

   American Stock Transfer
   and Trust Company
   (800) 278-4353


SHAREHOLDER RELATIONS
Security analysts, investment professionals and shareholders should direct their inquiries to:

   Investor Relations
   United Industrial Corporation
   570 Lexington Avenue
   New York, New York 10022


INDEPENDENT AUDITORS
Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019


ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m. on Tuesday, May 12, 1998, at:

   The Park Lane Hotel
   36 Central Park South
   New York, New York


CORPORATE COUNSEL
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153


FORM 10-K REPORT

A copy of the United Industrial Corporation Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without cost by writing to:

   Susan Fein Zawel, Secretary
   United Industrial Corporation
   570 Lexington Avenue
   New York, New York 10022


STOCK LISTING

United Industrial Corporation common stock is traded on the New York Stock Exchange
   (Ticker Symbol: UIC)


INTERNET ADDRESS
http://www.unitedindustrial.com

DESIGNED AND PRODUCED BY TAYLOR & IVES, INC., NYC


PHOTOGRAPHY: TED HOROWITZ, KAY CHERNUSH