Form 10-K, Exhibit 13
period 1998-12-12
UNITED INDUSTRIAL CORP /DE/
filed 1999-03-31
CIK 101271

UIC

ANNUAL REPORT

1998

UNITED INDUSTRIAL

CORPORATION

United Industrial Corporation

United Industrial Corporation is a high technology company focused on the design and production of defense, training, transportation, and energy systems.

Its products include unmanned air vehicles, training and simulation systems, automated aircraft test and maintenance equipment, and ordnance systems.

It also manufactures ground transportation components, combustion equipment for biomass and refuse fuels, and specialized firefighter training installations.

                Contents
        1       Financial Highlights
        2       Letter to Shareholders
        6       Simulation and Test Systems
        14      Unmanned Air Vehicles
        16      Engineering and Maintenance Services
        18      Transportation Systems
        20      Energy Systems
        22      Board of Directors
        23      Management's Discussion
        29      Consolidated Financial Statements
        33      Notes to Financial Statements
        48      Report of Independent Auditors
        49      Five-Year Financial Data
        50      Corporate Organization

                              Financial Highlights

(Dollars in thousands, except per share data)          1998          1997          1996
---------------------------------------------------------------------------------------
Net sales                                       $   204,305   $   235,183   $   220,822
---------------------------------------------------------------------------------------
Net income                                           13,011        14,825         6,404
---------------------------------------------------------------------------------------
Earnings per share
      basic                                            1.06          1.22           .53
      diluted                                          1.03          1.19           .52
---------------------------------------------------------------------------------------
Earnings before special items(a)                     10,343         6,981         5,850
---------------------------------------------------------------------------------------
Dividends paid per share                                .40           .29           .20
---------------------------------------------------------------------------------------
Shareholders equity                                109,441       102,024        90,145
Shareholders equity per share                         8.93          8.33          7.40
---------------------------------------------------------------------------------------
Sales backlog as of year end                    $   210,000   $   188,000   $   159,000
---------------------------------------------------------------------------------------
Shares outstanding                               12,250,000    12,249,000    12,174,000
---------------------------------------------------------------------------------------


Return on Shareholders'    Earnings per Diluted Share   Backlog(b)
Equity(a)                  before Special Items(a)      As of December 31
For the Year               For the Year Ending          Dollars in millions
Ending December 31         December 31
Percent                    In dollars

'96     '97    '98         '96     '97    '98           '96     '97    '98
---     ---    ---         ---     ---    ---           ---     ---    ---
6.5     6.8    9.5         $.48    $.56   $.82          $128    $188   $210

------------------         -------------------          -------------------
'97-'98        40%         '97-'98         46%          '97-'98         12%


                                                                 Defense
                                                                 Transportation
                                                                 Energy


(a)Excludes the effect of special items and income from divested businesses. See pages 23-25 for further information.
(b)Excludes Weather Systems backlog in 1996.

To Our Shareholders

1998 was a year of great accomplishment for United Industrial Corporation. We achieved growth in key business areas, generated a significant increase in earnings, and delivered on our commitments to meet, if not exceed, our customers expectations. At the same time, weve been laying the groundwork to continue our momentum in the years ahead by building a healthy backlog of work, by reinforcing our leadership positions in key markets, and by making changes in our organization to further improve our performance. Above all, we have remained firmly focused on the objectives laid out in our Strategic Business Plan two years ago.

      Under this program, we have been concentrating our resources and energies on building our core defense and technology businesses, as well as improving Transportation Systems and Energy Systems. Through targeted strategies that take advantage of our strengths in niche markets, we have been successful in growing many key businesses, expanding our customer base, and broadening our international reach. As part of the Plan, we exited non-core business areas, and we are making selected investments to enhance our existing competencies, including strengthening our research and development efforts.

EARNINGS BEFORE SPECIAL ITEMS INCREASED 47%;
BALANCE SHEET REMAINS STRONG

The successful implementation of our business strategy led to a substantial increase in earnings in 1998. Net income, before special items, increased 47% to
                                   $10,343,000, or $.82 per diluted share,
                                   compared to net income, before special items
Revenues by Segment                and excluding income from operations divested
(Pie Chart Omitted)                in Fall 1997, of $6,981,000, or $.56 per
                                   diluted share, reported in 1997. The 1998
Transportation Systems   $16.7m    results include a $2,696,000 after-tax gain
Energy Systems           $34.5m    related to the sale of property and after-tax
Defense Systems         $153.2m    income of $2,920,000 related to the favorable
                                   resolution of a tax matter, partially offset
                                   by a $2,948,000 after-tax charge related to
the settlement of an environmental lawsuit in Arizona. Including these items, net income for 1998 was $13,011,000 or $1.03 per diluted share, compared to net income, including special items and income from divested businesses, of $14,825,000, or $1.19 per diluted share, in 1997. This excellent performance reflects the ongoing strength of our core defense-related businesses, as well as significant growth in some of our newer enterprises, including Engineering Support Inc., which provides engineering and maintenance services to government customers; AAI/ACL Technologies, which produces fluid test equipment; and Symtron
Systems, which manufactures firefighter training
systems. In addition, we have continued to control       We are laying the
our costs very carefully, contributing to the            groundwork to continue
strong earnings increase.                                our momentum
      Net sales in 1998 reached $204.3 million, compared to net sales, excluding businesses divested in Fall 1997, of $205.3 million last year. Including sales from those divested businesses, net sales in 1997 were $235.2 million. While 1998 sales were affected by the timing of certain contracts, a key priority of our management team in 1999 is to generate profitable revenue growth that will continue in the years ahead. The solid 12% increase in our backlog to $210 million at year-end 1998 from $188 million at year-end 1997 gives us a head start in meeting this goal.
      The Companys excellent balance sheet              Our excellent balance
continues to be a great strength and we have no          sheet remains a great
borrowings. In fact, based on our sound financial        strength
position, in August 1998 the Board of Directors authorized the Company to repurchase up to $1.5 million of its common stock for cash, as a means to enhance value for our shareholders. We continue to believe the repurchase of United Industrial common stock is an excellent investment and will consider buying back additional shares in the future.

STRATEGIC FOCUS ON CORE BUSINESSES

In line with our Strategic Business Plan, we have been building our presence in the following primary areas:

      o Simulation & Test Systems, including defense contracts for the U.S. government, foreign governments, and other commercial customers, as well as simulation systems for firefighter training;

      o Unmanned Air Vehicles (UAVs), including the successful Pioneer and Shadow UAV programs;

[Photo of Richard R.
Erkeneff Omitted]

 Richard R. Erkeneff,
 President and Chief
  Executive Officer

      o Engineering & Maintenance Services, a growing market due to customers increased outsourcing of non-core, technical services;

      o Transportation Systems, including the overhaul of rail passenger transit vehicles, an emerging U.S. market;

      o Energy Systems, a market with new opportunities in the production of equipment for alternative energy sources.

      We made important strides in each of these areas and are optimistic about the contribution each will make to United Industrials future growth.
      The transportation systems market has presented challenges and opportunities during the last three years. In Fall 1998, we initiated a major realignment of this business, to better focus our operations and achieve profitability. While we have been very successful in recent years in winning new contracts, we needed to do a better job on execution and, particularly, on controlling costs. As a result, we brought on board a transportation industry veteran, Raleigh L. Huntsman, with 40 years of experience. With his leadership, we are now targeting specific segments of the transportation industry where we see the most growth potential, particularly the vehicle overhaul business. In addition, we are making additional changes in our organization to maximize productivity and lower operating costs. We believe these steps will enable us to build a stronger, profitable business in the transportation systems marketplace.
      In conjunction with focusing on our key business areas, an important element of our growth strategy has been to expand the international component of our business. We have actively targeted new opportunities abroad, particularly in Europe, the Far East, Egypt and Canada, and
                              have established a greater presence in markets
        International sales   where we see considerable potential. Due to our
     rose in several of our   efforts, we achieved increases in international
             business areas   sales in several of our business areas, most
                              significantly in our AAI/ACL Technologies subsidiary. Among the programs underway are contracts for British Airways, the Spanish Navy, the Republic of China Air Force, and the Romanian Ministry of Defense.

                                                           [Photo of Harold S.
                                                           Gelb Omitted]

                                                               Harold S. Gelb,
                                                           Chairman of the Board

AWARDED DEFENSE DEPARTMENT'S HIGHEST CERTIFICATION

Beyond these initiatives, at the very core of our success in 1998 was the continued commitment of each of our Associates to deliver a high-quality product that meets - or exceeds - our customers needs. We were greatly honored when our efforts were recognized by the Department of Defense in January 1999. Our AAI Corporation subsidiary was awarded the Defense Department's highest level of certification for design and manufacturing quality. In our view, there is no greater compliment. Moreover, this award follows the ISO 9001 certifications received by AAI and our Engineering and Maintenance Services business in 1995 and 1997, respectively. Issued by the International Standards Organization, the ISO 9001 certification represents the highest level of certification and is internationally recognized as a measure of quality.
      We are confident that if we maintain this level of excellence, while continuing to pursue the opportunities that lie ahead in each of our business areas, United Industrial will achieve further growth and greater value for shareholders in the years ahead. We have a strong, experienced management team in place, a solid financial position, and a sound business strategy that is producing results.
      We thank all of our Associates for their hard work in 1998 and our customers for their continued trust and support. To our shareholders, we look forward to reporting on our progress in 1999 and beyond.

      Sincerely,

      /s/ Richard R. Erkeneff                        /s/ Harold S. Gelb

      Richard R. Erkeneff                            Harold S. Gelb
      President and Chief Executive Officer          Chairman of the Board

Simulation and Test Systems

Simulation and Test

United Industrial continued to distinguish itself in the simulation and test systems market in 1998. By drawing upon our historical strengths in this area and by consistently developing new technologies and programs, we are successfully expanding relationships with existing customers, while attracting exciting new business. These efforts are highlighted by the 32% increase in bookings achieved by our simulation and test systems businesses in 1998.
      Our expertise in this highly specialized market has been developed, in part, through our many years of collaboration with the U.S. government on its defense programs. Our AAI Corporation subsidiary has been involved in some of the militarys most important projects, and we continue to provide a range of services. At the same time, we are taking advantage of our core competencies in simulation and test systems and related areas to broaden our customer base and expand into new markets.
      In U.S. defense systems, we initiated work on two major contracts last year for production of the Surveillance Radar Training Set and the Generic Navy Stimulator/Simulator (GNSS). With a contract value of $22.5 million, the Surveillance Radar Training Set will be used to train technicians in the maintenance of sophisticated radar equipment for the AWACS E-3 aircraft fleet. The Generic Navy Stimulator/Simulator is a critical component of the U.S. Navys Battle Force Training System. By stimulating a warship's onboard radar, the GNSS system will create a realistic combat environment in order to train shipboard radar operators. This contract is initially valued at $12.7 million and, with options, could reach $26 million.
      The receipt of the GNSS contract, as well as our ongoing work on the Carry On Combat Systems Trainer (COCST), has reinforced AAIs position as the worlds leading supplier of shipboard training equipment. The COCST will incorporate the advanced features of the GNSS system, while repackaging the design for transportability. This contract is valued at
    Our expertise has been    approximately $8 million, with additional funding
developed through years of    expected. Moreover, given increased international
     collaboration on U.S.    interest in On-Board Training Systems, we believe
          defense programs    this area offers significant growth potential.
                                    Work continued during 1998 on our Joint
                              Service Electronic Combat Systems Tester (JSECST)
for the U.S. Air Force, with the award of $9.1 million in incremental funding, bringing the total contract value to $22.7 million. In addition, we delivered ahead of schedule to Robins Air Force Base training equipment under our program for the JointSTARS Prime Mission Equipment Maintenance Trainer System, and on-site testing has gone extremely well. Also for the U.S. Air Force, we completed our $4.2 million contract to upgrade MHU-204/M-50 Munition Handling Units for use with the B-2 and B-52 aircraft, and we expect an option valued at $3.1 million for additional units to be exercised during 1999.

          [Photo Omitted]                    AAI's Generic Navy Stimulator/
                                             Simulator will be used to train
                                             shipboard radar operators,
                                             through the creation of a
                                             realistic combat environment.
                                             Here, engineers work on a
                                             trainer in AAI's On-Board
                                             Training Systems Lab.

          [Photo Omitted]

Stimulation and Test Systems


An airborne Air Force technician
operates sophisticated radar
equipment on the AWACS E-3
aircraft. AAIs Surveillance
Radar Training Set is used
to train technicians in the
operation and maintenance of
this complex equipment.


[Photo Omitted]


     We also completed long-running production programs for the San Antonio Air Logistics Center in Texas, for Radar Beacon Test Sets, and for Northrop Grumman Corporation, for a redesigned Antenna System Test Set.

     Outside of the United States, we have moved forward on the $6.8 million contract to produce a Moving Target Simulator for the Romanian Ministry of Defense. In Japan, we completed the installation of our fifth Moving Target Simulator system in Misawa. Based on the strength of our relationships to date, we are well-positioned to win future business in Japan.

AAI/ACL Technologies, inc.

As part of our growth strategy, we have actively sought opportunities to apply our technical skills to enter new market segments, and our AAI/ACL Technologies
(ACL) subsidiary has been very successful in this regard. Leveraging our competencies in hydraulics and pneumatics, we have targeted suitable areas for expansion and built an
increasing portfolio of business. The majority of   Simulation and test systems
these contracts have come from commercial           bookings grew 32%
customers with many from commercial airlines. In
addition, our efforts to expand internationally have
paid off, with 63% of our bookings now generated outside of the U.S.
      For example, we have a significant contract underway for British Airways, valued at $11 million, to provide a pneumatic test cell center and hydraulic test equipment for its new facility in the United
Kingdom. In conjunction with this program, ACL won
a new ten-year contract, valued at $2.5 million,    We're using our technical
to maintain and support its equipment for British   skills to enter new markets
Airways at the new facility. We have also received contracts from the Republic of China Air Force for the design and

[Photo Omitted]

          [Photo Omitted]










                                                 ACL engineers evaluate aircraft
                                                 components for British Airways'
                                                 new pneumatic test cell center
                                                 in the United Kingdom. The
                                                 valve skid, pictured here,
                                                 adjusts airflow, pressure, and
                                                 temperature in response to
                                                 flight conditions.

          [Photo Omitted]


Symtrons advanced firefighter training
systems enable live firetraining in a safe and controlled environment.

                                                     Simulation and Test Systems

construction of a turnkey pneumatic system and Mexicana Airlines for the production of test stands. In addition, we are currently studying requirements for an F-16 maintenance depot in Egypt and are optimistic these efforts will lead to a multi-million dollar contract to provide fluid test equipment.
      The receipt of a key contract award from Boeing last Fall marked another important step in our expansion of this business. ACL will provide hydraulic and pneumatic factory test equipment to support the Delta IV rocket manufacturing facility, and we are currently bidding on a contract to provide similar equipment for the rocket launch site. This contract, initially valued at $1.8 million, has the potential to reach $5 million.
      We believe there are opportunities for our subsidiaries to work together on programs as well, drawing upon their individual areas of expertise. In fact, ACL was awarded a $6.7 million contract in November 1998 to relocate equipment from the McClellan Air Force Base to Hill Air Force Base and to complete installation and recertification of the equipment. ACL subcontracted a significant portion of this effort to its affiliate, Engineering Support, Inc.

SYMTRON SYSTEMS

The manufacture of simulation systems for use in training firefighters is a further offshoot of our simulation and test systems business and, like ACL, has generated very strong results. Revenues for Symtron Systems, our firefighter simulation subsidiary, reached record levels
in 1998. This performance was driven by solid      Symtron Systems' revenues
demand for Symtrons state-of-the-art training     reached record levels, driven
systems.                                           by demand for firefighter
      Symtrons customers primarily include the    training systems
U.S. government, including various branches of the Armed Forces, foreign governments, and state and local municipalities. During 1998, we were awarded contracts from a wide range of customers, including the U.S. Armys Simulation, Training and Instrumentation Command; the Borough of Paramus, New Jersey; Collin County Community College, Texas; Wayne Township, Indiana; and San Francisco, Californias Treasure Island fire facility, among others. Internationally, we and our Spanish partner Insimar were awarded a major contract from the Spanish Navy to construct a multi-million dollar live firefighter training system, to be installed in the second half of 1999. We also continue to build our business in Germany, working with our partner Krantz-TKT.
      During the year, Symtron achieved certification from Equipment Testing Laboratories (ETL) for all major components of its firefighter training systems. Receipt of certification from this nationally recognized test laboratory should benefit future marketing efforts and reinforce Symtrons strong competitive position.

UAVs

Unmanned Air Vehicles

The production of unmanned air vehicles (UAVs) continues to be an exciting area for United Industrials AAI subsidiary. As the only U.S. company that manufactures tactical UAVs for the U.S. military in significant volumes, we are in a unique competitive position in a growing market.
      Our record of leadership has been firmly established through our Pioneer UAV program for the U.S. government over the past thirteen years. Through ongoing innovations and technological advancements, we continue to enhance the Pioneers capabilities and applications, providing a more effective and versatile means of surveillance and reconnaissance.
      For example, following a successful demonstration in 1998, we have moved forward on the integration of the production Modular Integrated Avionics Group into the Pioneer. This $2.5 million program will improve the Pioneers capabilities and reliability, while lowering its operating costs. In addition, we are working with the U.S. government, under a $2 million program, to develop the Pioneer Datalink Control Module, which will allow the Pioneer to be operated by the Governments new Tactical Control System.
      At the same time, there continues to be steady demand for new UAVs and replacement parts. Under a $3.8 million contract for the U.S. government, we are producing 15 new Pioneer UAVs. We are also at work on a $2.4 million government contract for additional spare parts to support the Pioneer system, following our completion of a $9 million spare parts program in August 1998.
      Significant tactical UAV program opportunities are also emerging from the U.S. military. Both the Navy/Marine Corps and the Army are considering new programs for the next generation of tactical UAVs. AAI is fully engaged in these developments and working closely with both customers as these projects evolve.
      There are considerable opportunities outside of the United States as well. In April 1998, we delivered significantly ahead of schedule a Shadow 600 UAV system to the Romanian Ministry of Defense, and the customer is very pleased with the results of initial tests. Among our
                              programs currently underway is a $4 million
   Our record of leadership   contract for UAV upgrades from an Asian aerospace
           in UAVs has been   company. The program will involve upgrades to the
         firmly established   customers existing system using technologies
                              developed at AAI, and is expected to be completed by September 1999.
      The capabilities and cost efficiency of our UAVs, and particularly the Shadow 600, have made AAI an attractive partner to a growing number of emerging international customers interested in acquiring UAV capability. To reinforce our competitive position in these markets, we are now revamping and broadening our Shadow UAV product line, to make improvements and offer customers a greater ability to customize UAVs to meet their individual needs. We expect our expanded UAV line to play an important role in winning new international business.

          [Photo Omitted]                     Technicians measure weight
                                              and balance of a Shadow
                                              200 UAV. The advanced
                                              capabilities and cost efficiency
                                              of the Shadow have made
                                              AAI an attractive partner to
                                              a growing number of
                                              international customers.

Engineering and Maintenance Services

Engineering and Maintenance

Engineering and Maintenance Services (ESI) achieved outstanding results last year. Sales jumped more than 30%, while earnings doubled. Moreover, with backlog up 24%, we are poised for continued growth in 1999.
      This strong performance has been driven by our ability to capitalize on the increasing demand for responsive, high-quality outsourcing partners. With our technical expertise and ongoing improvements in our organization including the 1997 receipt of ISO 9001 Certification customers are increasingly turning to us for engineering and maintenance support. Since very few service companies in the world have received ISO 9001 Certification, an internationally recognized quality measure, this has been a major competitive advantage in winning new business.
      One of our greatest successes has been our $35 million contract for the U.S. Air Force, to upgrade Maintenance Training Devices for the C-17 Aircraft and provide maintenance support services for a five-year period. Based on our solid performance on this contract in 1998, further incremental bookings of $13 million have been received, and this program has the potential to reach a total value of $75 million over the five-year period.
      We also began work on a new $4.9 million contract, received in November 1998, to upgrade Gunnery Maintenance Trainers for the U.S. Armys Simulation, Training and Instrumentation Command. A follow-on contract, valued at $3.2 million, is anticipated for award in the third quarter of 1999.
      Additional new contracts won in 1998 include a five-year contract, valued at $2.1 million, from Raytheon Aircraft Services for operation and maintenance support of their mission trainers for the Undergraduate Naval Flight Officer program. In addition, ESI is collaborating with its affiliate, ACL Technologies, on a $6.7 million contract to relocate equipment from the McClellan Air Force Base in Sacramento, California to Hill Air Force Base in Ogden, Utah.
ESIs proven record in handling automated test equipment and government depot move logistics made it a natural choice for this project.
      Outside of the defense systems market, we have successfully entered the area of firefighter training and maintenance support. To complement our Symtron
                              Systems subsidiary, which manufactures firefighter training equipment, ESI is providing support
ESI's ISO 9001 Certification  services to maintain the equipment, while also is a major competitive  conducting training. Toward that end, ESI advantage  completed and opened a firefighter training
                              facility in Kenai, Alaska in September 1998 and has conducted training for British Petroleum
Firefighters, among others. We were also awarded a five-year contract to maintain, operate, and upgrade the fire training facility at Treasure Island in San Francisco, California, reinforcing our competitive position in this market segment.

          [Photo Omitted]                     Under a major contract, ESI
                                              is upgrading maintenance
                                              trainers for the C-17 Aircraft
                                              engine. As shown here, the
                                              trainers provide Air Force
                                              technicians with realistic,
                                              hands-on experience.

          [Photo Omitted]

[Photo Omitted]

One of 14 airport transit
system vehicles overhauled
by United Industrial, shown
in service at Chicagos OHare
Airport. Vehicle overhaul
services is a growing area of
our Transportation Systems
business.



Under a strategic realignment, announced in November 1998, we are narrowing the focus of our Transportation Systems business to take greater advantage of growth opportunities, particularly in vehicle overhaul services. This is a very promising segment of the transportation market that is growing steadily due to the advanced age of U.S. rail passenger cars. Our objective is to establish United Industrial as a significant competitor in this market. With a revamped management team and a more streamlined organization, we are aggressively pursuing this goal.
      Our receipt of a major contract from the New Jersey Transit Corporation in February 1999 represents an important step in this direction. Under this contract, valued at $71 million, we will overhaul and upgrade 116 locomotive-hauled commuter cars.
      Our successful work for the Chicago OHare Airport Transit System also exemplifies the type of work we are now targeting. Under this contract, we have overhauled eleven people mover vehicles used in the airport transit system and have three additional cars to be completed under the initial contract.

      We also have made significant headway on a range of contracts underway, including programs for the Miami Valley Regional Transit Authority in Ohio and the San Francisco Municipal Railway. Working with our Czech partner Skoda through our joint venture,
Electric Transit, Inc. (ETI), we have completed     We are narrowing our focus
and delivered 32 of the 54 electric trolley buses   to take greater advantage
required under the contract for Miami Valley. We    of growth opportunities
expect to deliver the remaining buses by mid-1999.
Under ETIs $172 million contract for San
Francisco to design, manufacture, and deliver 250 electric trolley buses, we have delivered and are now testing a vehicle prototype. United Industrials portion of the contract is valued at approximately $53 million, and the program is scheduled for completion in the first quarter of 2001.

                                                                  Transportation

                                                          Transportation Systems

Energy Systems

Energy Systems

Detroit Stoker, our energy systems subsidiary, turned in a solid performance in 1998, driven by successful international expansion initiatives as well as key contracts in its U.S. business. The year also marked the celebration of Detroit Stokers 100th anniversary, capping off a century of leadership in the combustion industry. Moreover, as a leading supplier of equipment that utilizes renewable energy sources, which do not contribute to the production of "greenhouse gases" and are cost-effective, we are well-positioned at a time of heightened environmental concern and rising fossil fuel prices.
      Product innovation  and our flexibility in meeting customer needs  play a vital role in our strategy. Nowhere is this more apparent than in our international growth initiatives. By helping customers take advantage of a wide range of renewable energy sources, which are more environmentally advanced and less expensive than traditional fossil fuels, we are providing attractive new energy sources market-by-market.
      For example, in Argentina, we are constructing a Hydrograte(R) stoker that will consume sunflower and peanut hulls as fuel, eliminating this natural waste and producing power to be used by local food companies. In Canada, our Hydrograte(R) stoker will consume wood waste from lumber and plywood mills to generate electricity for a local power plant. These sorts of innovative solutions have been an integral part of our success in entering new worldwide markets, contributing to our substantial increase in international contract bookings in 1998. Including new projects in Germany, Italy, Chile, Argentina, and Canada, more than one-third of Detroit Stokers new contract orders are now generated abroad.
      At the same time, Detroit Stokers domestic business remains strong, led by new contract orders and increased aftermarket sales of stoker upgrades and retrofits. One of our most important wins during
                              1998 was a contract, valued at $2.6 million, for
 Product innovation plays a   the Central Wayne County Sanitation Authority,
 vital role in our strategy   located near Detroit, Michigan. Under the
                              contract, we will provide a new Detroit
                              Reciprograte(R) stoker and related combustion
equipment, as part of a larger effort to convert the existing municipal solid waste incineration plant to a waste-to-energy facility.
      In addition, our new product line for natural gas and oil burners has registered steady growth. This line features an advanced burner technology, recently honored by R&D magazine for its technological significance, that greatly reduces emissions from stoker-fired boilers. Among the key contracts received last year was a substantial order from Congentrix Energy for six additional boilers, featuring the advanced burner technology, for its Richmond, Virginia facility.
      With a healthy backlog of work, increasing interest in alternative energy sources and a successful strategy in place, Detroit Stoker is well-positioned for growth in 1999. We plan to take advantage of new opportunities, both in the U.S. and overseas, through ongoing product improvements and aggressive marketing programs.

          [Photo Omitted]                     This recently completed co-
                                              generation plant uses Detroit
                                              Hydrograte(R) stokers to convert
                                              biomass and pulverized coal
                                              to electricity and process steam
                                              for a Southeastern U.S. pulp
                                              and paper facility.

Board of Directors

President of JSA
Partners, Inc. and Chairman and
Co-Founder of JSA Research, Inc.
Director since 1998.

[photo omitted]

Joseph S. Schneider


     Vice President
     Corporate
     Communications,
     Associate General
     Counsel and Secretary
     of United Industrial
     Corporation.
     Director since 1995.

     [photo omitted]

     Susan Fein Zawel


          President and Chief
          Executive Officer
          of the Aerospace
          Corporation.
          Director since 1995.

          [photo omitted]

          Edward C. Aldridge, Jr.


               President of United
               Industrial Corporation
               and AAI Corporation.
               Director since 1995.

               [photo omitted]

               Richard R. Erkeneff
               President and CEO


                    Chairman of the
                    Board of United
                    Industrial Corporation.
                    Director since 1995.

                    [photo omitted]

                    Harold S. Gelb
                    Chairman of the Board


                         The Joseph Solomon
                         Distinguished
                         Professor of Law and
                         former Dean/Professor
                         of Law of New York
                         Law School.
                         Director since 1996.

                         [photo omitted]

                         E. Donald Shapiro

Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations

Year Ended December 31, 1998 Compared With Year Ended December 31, 1997.

     Net sales of $204,305,000 in 1998 decreased 13% from $235,183,000 in 1997.
The 1997 sales included $29,838,000 of sales from the Neo Products Co., the operating assets of which were sold in August 1997 and the Weather Systems business (together the "Disposed Businesses") sold in September 1997. Excluding the sales from the Disposed Businesses, net sales decreased $1,040,000 or less than 1% from 1997 to 1998.
     Excluding the disposed Weather Systems business, the net sales in the defense segment increased 2% or $2,770,000 to $153,201,000 in 1998 from $150,431,000 in 1997. Sales in 1998 were negatively affected by the delayed commencement of certain programs caused by procurement deferments. However, these delays had a positive effect on the Company's 1998 backlog. Backlog in the defense segment at December 31, 1998 was $146,634,000, which was an increase of $24,743,000 or 20.3% from $121,891,000 at December 31, 1997. The defense segment's business is heavily influenced by changes in the budgetary plans and procurement policies of the U.S. Government. Reductions in defense spending and program cancellations in recent years have adversely affected operating results. Further, government contracts are subject to price redetermination under certain circumstances and may be terminated for the convenience of the government. The Company intends to maintain a strong focus on Department of Defense opportunities and believes it is well positioned over the long term to benefit from the demand for advanced technological systems by the U.S. and foreign governments. Sales to agencies of the U.S. Government, primarily by the defense segment, were $106,763,000 in 1998 and $128,423,000 in 1997. Included in these figures are Weather Systems business sales of $25,233,000 in 1997. Export sales by the defense segment were $31,117,000 in 1998 and $33,025,000 in 1997, a decrease of $1,908,000, or 5.8%. This decrease reflected a $6,800,000 reduction of shipments on an export contract of $1,600,000 in 1998 as compared to $8,400,000 in 1997.
     Net sales in the energy segment decreased 9%, or $3,473,000, to $34,454,000 in 1998 from $37,927,000 in 1997, due primarily to the reduction of replacement parts sales. Backlog in the energy segment was $9,334,000 at December 31, 1998, representing an increase of $318,000 or 3.5%, greater than the backlog of $9,016,000 at the 1997 year-end.
     Net sales in the transportation segment were $16,650,000 during 1998 as compared to $16,987,000 during 1997. In addition, transportation's backlog decreased by $3,449,000, or 6.0%, to $53,860,000 at year-end 1998 from
$57,309,000 at year-end 1997.
     Gross profit decreased to $52,271,000 in 1998 from $58,628,000 in 1997. The gross margin percentage increased to 25.6% in 1998 from 24.9% in 1997. Excluding the Disposed Businesses, the gross profit was $52,697,000 in 1997. The gross margin percentage decreased from 25.7% to 25.6%. In the defense segment, the gross margin percentage decreased to 26.2% in 1998 from 26.9% in 1997. Excluding the Weather Systems business from the defense segment, the gross margin percentage decreased to 26.2% in 1998 from 27.7% in 1997. This reduction in gross margin was primarily due to significant profitability recorded during 1997 regarding major contracts to deliver an unmanned air vehicle system and an air defense training system. The 2.3% decrease in the gross margin percentage in the energy segment to 36% in 1998 from 38.3% in 1997 was generally attributable to decreased sales and competitive market conditions. The transportation segment experienced negative gross margins of $347,000 in 1998 and $3,568,000 in 1997. The transportation segment is experiencing high initial costs to establish itself in the marketplace.
     Selling and administrative expenses as a percentage of net sales were 20.6% in 1998 and 18.3% in 1997. Excluding the Disposed Businesses, the selling and administrative expenses as a percentage of net sales were 19.3% in 1997. Selling and administrative expenses decreased $976,000 in 1998 compared to

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

1997. Excluding the Disposed Businesses, the selling and administrative expenses increased $2,394,000, or 6%. The increase was generally attributable to litigation expenses, partially offset by various operating efficiencies. Interest expense was $170,000 in 1998 and $915,000 in 1997. The decrease was due to reduced borrowings.
     Other expense (income) - net amounted to a net expense of $2,783,000 in 1998 compared to income of $1,150,000 in 1997. The increase in net expenses of $3,933,000 is due to an increase in the equity in the loss of investees of $2,577,000 in 1998 and $764,000 in 1997. The Company's interest in Electric Transit, Inc. ("ETI"), a company owned 35% by AAI and 65% by Skoda, a Czech Republic firm, has resulted in losses of $3,060,000 and $1,020,000 recorded by AAI during 1998 and 1997, respectively. The losses incurred by ETI were caused by costs necessary to establish itself in the industry, cost growth on ETI's scope of work regarding its contract to deliver electric trolley buses to the Miami Valley Regional Transit Authority as well as increased selling, general and administrative expenses. Also, 1997 other income included the proceeds from a favorable litigation settlement, net of related legal expenses of approximately $3,000,000, partially offset by an increase in a charge related to a contingent payment of $664,000 to the sellers of an acquired subsidiary. In 1998 the contingent payment was $268,000.
     Interest income increased $2,231,000 due to increased investments.
     In 1998, net income decreased $1,814,000, or 12.2%, to $13,011,000, or
$1.03 per diluted share, from $14,825,000, or $1.19 per diluted share, in 1997. The 1998 net income includes gains on sales of several buildings and related land of $4,332,000 ($2,696,000, net of taxes, or $.22 per diluted share), a tax contingency reduction of $4,458,000 ($2,920,000, net of taxes, or $.23 per diluted share) partially offset by a litigation settlement expense of $4,500,000 ($2,948,000, net of taxes, or $.24 per diluted share). Included in the 1997 net income was income from a favorable litigation settlement, a net gain on the sales of the Disposed Businesses of $8,470,000, net of taxes, or $.68 per diluted share, partially offset by a reserve recorded in the third quarter related to a local tax matter. For 1997, income, net of taxes, related to the Disposed Businesses totaled $1,595,000, or $.13 per diluted share. Excluding the above special items and income from divested businesses, net income increased to $10,343,000, or $.82 per diluted share, for the year ended 1998 from $6,981,000, or $.56 per diluted share, for 1997.

Year Ended December 31, 1997 Compared With Year Ended December 31, 1996.

     Net sales of $235,183,000 in 1997 rose by 7% from $220,822,000 in 1996. The
1997 sales included $29,838,000 of sales from the Disposed Businesses. In 1996 the sales from the Disposed Businesses amounted to $42,331,000. Excluding the sales from the Disposed Businesses, net sales increased by $26,854,000, or 15%, from 1996 to 1997.
     Excluding the disposed Weather Systems business, net sales in the defense segment increased 4%, or $5,847,000, to $150,431,000 in 1997 from $144,584,000 in 1996. The growth was attributable to a general increase in sales including a major contract to deliver an Unmanned Air Vehicle System and an Air Defense Training System to the Government of Romania. Sales to agencies of the U.S. Government, primarily by the defense segment, were $128,423,000 in 1997 and $142,782,000 in 1996. Included in these figures are Weather Systems business sales of $25,233,000 in 1997 and $37,000,000 in 1996. Export sales by the defense segment were $33,025,000 in 1997 and $24,367,000 in 1996, an increase of $8,658,000, or 36%.
     Net sales in the energy segment increased 26%, or $7,915,000, to $37,927,000 in 1997 from $30,012,000 in 1996, due primarily to installations of stoker equipment.
     Net sales in the transportation segment increased 336%, or $13,092,000, to $16,987,000 in 1997 from $3,895,000 in 1996, due primarily to orders for electric trolley buses in Dayton, Ohio, under a subcontract from ETI, and for light rail carshells in Baltimore, Maryland.

     Gross profit and gross margin percentage increased to $58,628,000 and 24.9%, respectively, in 1997 from $54,209,000 and 24.5%, respectively, in 1996. Excluding the Disposed Businesses, the gross profit and gross margin percentage were $52,697,000 and 25.7%, respectively, in 1997 and $46,607,000 and 26.1%, respectively, in 1996. In the defense segment, the gross margin percentage increased to 26.9% in 1997 from 26.3% in 1996. Excluding the Weather Systems business from the defense segment, the gross margin percentage decreased to 27.7% in 1997 from 28.1% in 1996. The 7.8% increase in the gross margin percentage in the energy segment to 38.3% in 1997 from 30.5% in 1996 was generally attributable to an improved pricing structure, a more favorable product mix and improved operating efficiencies. The transportation segment experienced negative gross margins of $3,568,000 in 1997 and $3,213,000 in 1996. This was primarily due to the initial costs required to establish the transportation segment in the marketplace.
     Selling and administrative expenses as a percentage of net sales were 18.3% in 1997 and 19.3% in 1996. Excluding the Disposed Businesses, selling and administrative expenses as a percentage of sales were 19.3% in 1997 and 21.2% in 1996. Selling and administrative expenses increased $458,000 in 1997 compared to 1996. Excluding the Disposed Businesses, selling and administrative expenses increased $1,781,000, or 4.7%. The increase was generally attributable to expenses relating to increased sales in the transportation and energy segments.
     Other income-net, increased $2,340,000 to $1,150,000 in 1997 from a net expense of $1,190,000 in 1996. The increase in income was primarily due to a favorable litigation settlement of approximately $3,000,000, net of legal expenses, ($1,779,000, net of taxes, or $.14 per diluted share), partially offset by an increase in a charge related to a contingent payment to the sellers of a subsidiary. The Company's interest in ETI resulted in losses of $1,020,000 in 1997 and $1,235,000 in 1996.
     Interest income increased $411,000, or 40%, due to increased investments. Interest expense was $915,000 in 1997 and $1,997,000 in 1996. The decrease was due to reduced borrowings.
     In 1997, net income increased $8,421,000, or 131.5%, to $14,825,000, or
$1.19 per diluted share, from $6,404,000, or $.52 per diluted share, in 1996. Included in the 1997 net income was the above-mentioned favorable litigation settlement and a net gain on the sales of Disposed Businesses of $8,470,000, net of taxes, or $.68 per diluted share, partially offset by a reserve recorded in the third quarter related to a local tax matter. The 1996 year-end results included charges of approximately $2,100,000, net of taxes, or $.17 per diluted share, related to a contract dispute that was settled during 1996 and approximately $573,000, net of taxes, or $.05 per diluted share, regarding non-contract inventory reserves, partially offset by favorable contract adjustments totaling approximately $1,400,000, net of taxes, or $.11 per diluted share. For 1997, net income related to Disposed Businesses totaled $1,595,000, or $.13 per diluted share, compared to $1,827,000, or $.15 per diluted share, in 1996. Excluding the above-mentioned special items and the operating results from the Disposed Businesses in both years, net income for 1997 increased 19.3% to $6,981,000, or $.56 per diluted share, from $5,850,000, or $.48 per diluted share, in 1996.

Liquidity and Capital Resources

     Cash and cash equivalents amounted to $21,126,000 at the end of 1998 and $23,098,000 at the end of 1997. In addition, the Company had invested $4,702,000 and $6,102,000 in marketable securities at December 31, 1998 and 1997, respectively.
     The Company expects to meet its cash requirements for 1999, including amounts necessary to fund business ventures, from current cash and marketable securities, operations and borrowings available under its existing line of credit. Factors relating to the amounts of cash from operating, financing and investing activities are presented in detail in the Consolidated Statements of Cash Flows.
     The Company paid cash dividends of $.40 per share in 1998, $.29 per share in 1997 and $.20 per share in 1996. Aggregate payments amounted to $4,927,000 in 1998, $3,536,000 in 1997 and $2,434,000 in 1996.
     The ratio of current assets to current liabilities was 2.4 at the end of 1998 and 3.0 at the end of 1997. During 1998, the Company repurchased 148,300 shares of stock in the open market at a cost of $1,475,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

     Capital expenditures were $14,032,000 in 1998 and $6,926,000 in 1997. The $7,106,000 increase in capital expenditures was due primarily to a facilities consolidation at the defense segment during 1998. There were no material commitments for acquisition of capital assets as of December 31, 1998.
     ETI, a company owned 35% by AAI and 65% by Skoda, intends to utilize additional customer advances and is currently negotiating a credit facility with a bank to meet its working capital requirements. At December 31, 1998, these financing arrangements were not in place. If ETI is unable to secure such financing, it could have a material adverse effect on the Company's results of operations, liquidity or financial condition because contract performance by ETI will depend on AAI and Skoda advancing working capital funds as required. In addition, the Company understands that Skoda and its affiliates have experienced and may continue to experience difficulties in obtaining financing. The Company believes that ETI will be able to obtain sufficient financing and the contracts will not be adversely affected. See Note 18.
     On June 11, 1997, the Company and its subsidiaries entered into a Revolving Line of Credit Loan Agreement, Term Loan Agreement and Security Agreement ("Agreements") (amending and restating a credit agreement, dated as of October 13, 1994) with an institutional lender. At December 31, 1998, the Company had no outstanding borrowings under the Agreements. In July 1997, the Company borrowed $6,250,000 under the Term Loan Agreement, at LIBOR plus a fluctuating margin. The principal was payable in sixty consecutive monthly installments. At December 31, 1997, the outstanding borrowings were $5,729,000, none of which were revolving credit borrowings. The amount available under the Revolving Line of Credit Loan Agreement is $17,500,000 with various interest rate options, and is reduced by the letter of credit obligations, which may not exceed $12,500,000. The Agreement provides for restrictive covenants among which are debt service coverage ratio, quick ratio, senior debt ratio and a tangible net worth requirement, all as defined. All assets now owned or hereafter acquired by the Company and its subsidiaries are pledged as collateral under the Agreement.

Qualitative and Quantitative Disclosures about Market Risk

     A portion of the Company's operations consists of manufacturing and sales activities in foreign jurisdictions, and some of these transactions are denominated in foreign currencies. As a result, the Company's financial results could be affected by changes in foreign exchange rates. To mitigate the effect of changes in these rates, the Company has entered into two foreign exchange forward contracts.
     The following table presents firmly committed sales exposures and related derivative contracts for each of the next five years, and thereafter:

                                                                                                           Fair Market
                                                                                                              Value
(In thousands,                                                                                              December
except average contract rate)               1999    2000    2001    2002    2003    Thereafter    Total     31, 1998
-----------------------------------------------------------------------------------------------------------------------
Firmly committed sales contracts
Spanish Pesetas                           $2,593   $ 219    $ --    $ --    $ --    $   --       $2,812
British Sterling                           1,136     386     473     203     234     1,173        3,605
Related forward contracts to
     sell currencies for U.S. dollars
Spanish Peseta
     Notional amount (USD)                $2,224   $ 197      --      --      --        --       $2,421
     Average contract rate (ESP/USD)       143.9   143.9      --      --      --        --           --        ($62)
British Sterling
     Notional amount (USD)                $1,926      --      --      --      --        --       $1,926
     Average contract rate (USD/GBP)       1.582      --      --      --      --        --           --        ($90)

Environmental and Other Litigation

     The Company, along with numerous other parties, has been named in five tort actions relating to environmental matters based on allegations partially related to a predecessor's operations. These tort actions seek recovery for personal injury and property damage among other damages. One tort claim is a certified property and medical class action. The Company intends to vigorously contest these actions and believes that the resolution of these actions will not be material to the Company. The Company recently reached a written agreement in principle to settle all of these matters with the plaintiffs for, among other items, a cash payment of $4,250,000. The settlement is subject to formal execution of a settlement agreement and approval by the Superior Court of Maricopa County, Arizona. See Note 15.

Year 2000

     The Year 2000 issue exists because many currently installed computer systems and software programs were designed to use only a two-digit date field. These date fields will need to accept four digits to distinguish 21st century dates from 20th century dates. Until the date fields are revised, the systems and programs could fail or give erroneous results when referencing dates subsequent to December 31, 1999. Such failures or errors could occur prior to the actual change in century.
     The Company is currently implementing a six phase plan to address this problem: Awareness, Assessment, Remediation, Validation/Test, Implementation, and Contingency Planning. The Awareness phase is a communication phase to inform employees, suppliers and customers of the Year 2000 issue. The Assessment phase is an inventory and analysis of those systems which may have a problem. The Remediation phase is the correction phase for the problem. The Validation/Test phase is used to verify that corrections have been made properly and completely. The Implementation phase is to actually put the changed systems into production use. The Contingency planning phase is the development of a plan to detail the Company's reactions to possible future scenarios concerning the Year 2000 issue.
     These plans are being implemented on both the Information Technology (IT) areas and the non-IT areas for the transition to the 21st century. IT areas include all computer system hardware and software. Non-IT areas include systems that have embedded computer chips or microprocessors.
     The Awareness and Assessment phases are complete for the IT and non-IT systems. The IT systems are estimated to be 95% complete in the Remediation phase and are expected to be completed through the Implementation phase by April 1999. Non-IT systems are estimated to be 95% complete in the Remediation phase and are expected to be completed through the Implementation phase by May 1999.
     Many of the Company's products do not require computer systems or do not perform any data processing. These products are currently compliant. Other products have been remediated and are currently compliant. Still other products cannot be remediated because they are based on obsolete computer systems. The Company is working on a case by case basis with its customers to alleviate Year 2000 issues with these products. Although the Company's products continue to undergo normal quality testing procedures, there can be no assurance that these products will contain all necessary date code changes. Any system malfunctions due to the onset of the Year 2000 and any disputes with customers relating to Year 2000 compliance could have a material adverse effect on the Company's business, financial condition or results of operations.
     The Company has contacted its IT suppliers asking for Year 2000 compliance statements and status. Each vendor has responded with information necessary to ensure their products compliance. The Company is in the process of completing the steps necessary to make these hardware and software systems compliant by May 1999.
     Significant non-IT suppliers to the Company were contacted to determine their compliance during the fourth quarter of 1998. This is necessary to ensure that the Company's products are not delayed due to lack of parts or services. Also, embedded chips in process control equipment, lighting controls, and security systems are being inspected to assure that they will operate properly in the Year 2000.
     While the Company has not fully identified all the impacts of the Year 2000 issue or whether all related problems can be resolved without disrupting its business and incurring significant expense, the Company's current estimate is that the costs associated with the Year 2000 issue, and the consequences

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

of incomplete or untimely resolution of the Year 2000 issue, will not have a material adverse effect on the Company's business, operating results or financial condition. The current estimate of the costs of remediating Year 2000 issues is $700,000. Of the $700,000 approximately $435,000 is budgeted to replace existing hardware and software and $265,000 is budgeted to fix or upgrade existing hardware or software. Of these budgets $540,000 has been spent to date. These costs are less than 10% of the normal IT budgets for the Company. These costs are being budgeted through the normal operating budgets of the Company and should not have a major impact on other IT projects or systems.
     The Company is currently in the process of identifying potential consequences to the Company if its IT and non-IT systems do not function properly on account of the Year 2000 issue (i.e., most reasonably likely worst case scenarios). Management expects to complete this process by mid-1999. If the Company determines that such consequences could have a material adverse effect on the business, operating results or financial condition, it intends to establish a contingency plan to address the most reasonably likely worst case scenarios. However, in cases beyond the control of the Company there could be some adverse effects. This would be particularly true if major infrastructure systems such as electric distribution grids or major telephone switching centers are disrupted by the Year 2000 issue. Every reasonable effort will be made to minimize these effects.
     The costs of the Company's year 2000 project and dates on which the Company believes it will complete such efforts are based on management's current best estimates, which were derived using numerous assumptions regarding future events. There can be no assurances that these estimates will prove to be accurate, and therefore actual results could differ materially from those anticipated. Specific factors that could cause material differences with actual results include, but are not limited to, the results of testing and the timeliness and effectiveness of remediation efforts of third parties.

New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. Management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

Forward Looking Information

     This Annual Report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements are based on management's expectations, estimates, projections and assumptions. Words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", and variations of such words and similar expressions are intended to identify such forward looking statements which include, but are not limited to, projections of revenues, earnings, segment performance, cash flows and contract awards. These forward looking statements are subject to risks and uncertainties which could cause the Company's actual results or performance to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, the following: the Company's successful execution of internal performance plans; performance issues with key suppliers, subcontractors and business partners; legal proceedings; product demand and market acceptance risks; the effect of economic conditions; the impact of competitive products and pricing; product development, commercialization and technological difficulties; capacity and supply constraints or difficulties; legislative or regulatory actions impacting the Company's energy segment and transportation business; changing priorities or reductions in the U.S. Government defense budget; contract continuation and future contracting awards; U.S. and international military budget constraints and determinations; and the ability of the Company and third parties to address the Year 2000 issues adequately.

Consolidated Statements of Operations
United Industrial Corporation

                                                          Year ended December 31
(Dollars in thousands, except per share data)         1998          1997          1996
                                                      ----          ----          ----
Net Sales                                         $204,305      $235,183      $220,822

Operating costs and expenses:
Cost of sales                                      152,034       176,555       166,613
Selling and administrative                          42,031        43,007        42,549
Gains on sale of assets - net                       (4,918)      (13,306)       (1,135)
Other expense (income) - net                         2,783        (1,150)        1,190
Interest income                                     (3,675)       (1,444)       (1,033)
Interest expense                                       170           915         1,997
--------------------------------------------------------------------------------------
Total Operating Costs and Expenses                 188,425       204,577       210,181
--------------------------------------------------------------------------------------

Income Before Income Taxes                          15,880        30,606        10,641
Provision (credit) for income taxes
Federal
        Current                                      8,950         6,802         3,192
        Deferred                                    (3,109)        1,176           198
State                                               (2,972)        7,803           847
--------------------------------------------------------------------------------------
Income Taxes                                         2,869        15,781         4,237
--------------------------------------------------------------------------------------
Net Income                                         $13,011       $14,825       $ 6,404
--------------------------------------------------------------------------------------

Earnings Per Share
        Basic                                       $ 1.06        $ 1.22         $ .53
        Diluted                                     $ 1.03        $ 1.19         $ .52
======================================================================================

See notes to financial statements

Consolidated Balance Sheets
United Industrial Corporation


                                                                     December 31
(Dollars in thousands)                                            1998          1997
Assets
Current Assets
        Cash and cash equivalents                              $21,126       $23,098
        Marketable securities                                    4,702         6,102
        Trade receivables
                U.S. Government                                 13,294        11,238
                Other                                           21,022        16,581
------------------------------------------------------------------------------------
                                                                34,316        27,819

        Inventories                                             23,569        31,790
        Prepaid expenses and other current assets                8,295        11,282
        Deferred income taxes                                    5,451         4,982
        Assets held for sale                                        --        12,516
------------------------------------------------------------------------------------
Total Current Assets                                            97,459       117,589
------------------------------------------------------------------------------------
Other Assets                                                    56,421        40,126

Property and Equipment
        Land                                                       501           631
        Buildings and improvements                              36,277        28,404
        Machinery and equipment                                 71,449        69,064
        Furniture and fixtures                                   4,982         4,784
------------------------------------------------------------------------------------
                                                               113,209       102,883
        Less allowances for depreciation and amortization       82,643        77,307
------------------------------------------------------------------------------------
                                                                30,566        25,576
------------------------------------------------------------------------------------
                                                              $184,446      $183,291
====================================================================================


                                                                      December 31
(Dollars in thousands)                                            1998          1997
----------------------                                            ----          ----
Liabilities and Shareholders' Equity
Current Liabilities
        Accounts payable                                       $12,235        $7,604
        Accrued employee compensation and taxes                  8,320         7,777
        Customer advances                                        4,303         3,542
        Provision for contract losses                            4,558         5,776
        Federal income taxes                                     2,973           630
        Current portion of long-term debt                           --         1,250
        Other liabilities                                        8,255        13,134
------------------------------------------------------------------------------------
Total Current Liabilities                                       40,644        39,713
------------------------------------------------------------------------------------

Long-term Debt, Less Current Portion                                --         4,479
Postretirement Benefits Other Than Pensions                     23,136        22,356
Other Liabilities                                                4,175         5,029
Deferred Income Taxes                                            7,050         9,690
Shareholders' Equity
        Common stock - par value $1.00 per share
        Authorized shares - 30,000,000
        Outstanding shares:
        1998 - 12,250,063; 1997 - 12,249,309                    14,374        14,374
        Additional capital                                      89,583        89,929
        Retained earnings                                       22,249        14,165
        Cost of shares in treasury:
        1998 - 2,124,085 shares; 1997 - 2,124,839 shares       (16,765)      (16,444)
------------------------------------------------------------------------------------
Total Shareholders' Equity                                     109,441       102,024
------------------------------------------------------------------------------------
                                                              $184,446      $183,291
=====================================================================================

See notes to financial statements

Consolidated Statements of Cash Flows
United Industrial Corporation


                                                                Year ended December 31
(Dollars in thousands)                                            1998      1997      1996
------------------------------------------------------------------------------------------
Operating Activities
------------------------------------------------------------------------------------------
Net income                                                    $ 13,011  $(14,825)  $(6,404)
Adjustment to reconcile net income
        to net cash provided by operating activities:
Depreciation and amortization                                    7,816     9,559     8,306
Deferred income taxes                                           (3,109)    1,176       198
Gains on sale of assets                                         (4,918)  (13,306)   (1,135)
Changes in operating assets and liabilities - net
        Increase (decrease) in current income taxes              2,343      (333)    1,024
        (Increase) decrease in trade receivables                (6,497)    7,855    (7,223)
        Decrease in inventories                                  8,221     5,839     8,415
        (Increase) decrease in prepaid expenses and
             other current assets                                 (425)     (494)      544
        (Decrease) increase in accounts payable, accruals,
                advances and other current liabilities            (162)     (890)    2,218
        Other - net                                             (1,412)      (96)   (1,514)
------------------------------------------------------------------------------------------
Net Cash Provided By Operating Activities                       14,868    24,135    17,237
------------------------------------------------------------------------------------------


Investing Activities
------------------------------------------------------------------------------------------
Advances to investee                                           (12,735)   (9,639)       --
Sale (purchase) of marketable securities                         1,400    (6,102)       --
Purchase of property and equipment                             (14,032)   (6,926)   (6,299)
Net proceeds from sale of assets                                19,850    19,183     2,250
------------------------------------------------------------------------------------------
Net Cash Used For Investing Activities                          (5,517)   (3,484)   (4,049)
------------------------------------------------------------------------------------------


Financing Activities
------------------------------------------------------------------------------------------
Proceeds from borrowings                                            --     6,250     9,000
Payments on long-term debt and borrowings                       (5,729)  (14,271)  (18,250)
Dividends                                                       (4,927)   (3,536)   (2,434)
Purchase of treasury shares                                     (1,475)       --        --
Proceeds from exercise of stock options                            808       577         8
------------------------------------------------------------------------------------------
Net Cash Used in Financing Activities                          (11,323)  (10,980)  (11,676)
------------------------------------------------------------------------------------------
(Decrease) Increase in Cash and Cash Equivalents                (1,972)    9,671     1,512
------------------------------------------------------------------------------------------
Cash and Cash Equivalents at Beginning of Year                  23,098    13,427    11,915
------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                      $ 21,126  $(23,098) $(13,427)
==========================================================================================

See notes to financial statements

Notes to Financial Statements
United Industrial Corporation


Note 1  Nature of Operations

United Industrial Corporation is a high technology company applying its resources to the research, development, and production of military electronics and aerospace systems and components under defense contracts. Resources are also applied to other products including transportation systems, firefighter training systems, and energy systems for industry and utilities.
     The principal business segments are defense and related products, ground transportation systems and energy generating systems.

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

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in prior years have been reclassified to conform to the current year's classifications. The Company includes in income its proportionate share of the net earnings or losses of unconsolidated investees, when the Companys ownership interest is between 20% and 50%. See Note 18.

Cash Equivalents and Marketable Securities
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Marketable securities, which generally mature within one year, consist primarily of investment grade bonds, commercial paper and other short-term investment funds.

Inventories
Inventories are stated at the lower of cost or market. At December 31, 1998 and 1997, approximately 9% of total inventory was priced by the last-in, first-out
(LIFO) method with the remainder priced at actual, average, or standard cost. If the first-in, first-out (FIFO) method of inventory pricing had been used, inventories would have been approximately $2,117,000 higher than reported on December 31, 1998 and $3,863,000 higher than reported on December 31, 1997.

     Inventories include amounts principally related to long-term contracts of the Company's defense segment, as determined by the percentage-of-completion method of accounting. Sales and gross profit are principally recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Alternatively, certain contracts provide for the production of various units throughout the contract period and, sales and gross profit on these contracts are accounted for based on the units delivered. See
Note 5.

United Industrial Corporation

Property and Equipment

Property and equipment are stated at cost. The policy of the Company is to provide for depreciation on the straight-line, sum-of-the-years digits, and declining-balance methods, by annual charges to operations calculated to amortize the cost over the estimated useful lives of the various classes of property and equipment.

Earnings per Share

In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share". Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate restated, to conform to the Statement 128 requirements.

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

Foreign Currency Contracts

The Company enters into forward exchange contracts to manage its exposure against foreign currency fluctuations on sales transactions denominated in foreign currencies. The contract obligates the Company to exchange predetermined amounts of the foreign currency at certain dates, or to make an equivalent U.S. dollar payment equal to the value of such exchanges. The Company does not hold or issue financial instruments for trading purposes. At December 31, 1998 the Company had entered into foreign currency forward contracts with a large financial institution for Spanish pesetas and British sterling with an aggregate notional value of $4,348,000, and an aggregate loss of $152,000 based on fair market value. The Company accounts for these contracts under the accrual method.

New Accounting Pronouncements

Effective January 1, 1998, the Company adopted the Financial Accounting Standards Boards Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131"). Statement 131 superseded FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. See Note 12.

Note 3  Marketable Securities

At December 31, 1998 and 1997, the Company's short-term investments consist of debt securities, whose carrying amounts of $4,702,000 and $6,102,000, respectively, approximates market value and are classified as held-to-maturity securities. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity.

Note 4 Trade Receivables
Amounts due from the U.S. Government primarily related to long-term contracts of the Company's defense segment were as follows:

================================================================================
(Dollars in thousands)                      December 31     1998           1997
--------------------------------------------------------------------------------
Amounts billed                                           $ 8,589         $9,221
Unbilled recoverable costs and earned fees                 4,413          1,704
Retainage per contract provisions                            292            313
--------------------------------------------------------------------------------
                                                        $ 13,294        $11,238
================================================================================

     Billed and unbilled amounts above include $1,738,000 and $2,176,000 at December 31, 1998 and 1997, respectively, related to contracts for which a subsidiary of the Company is a subcontractor to other government contractors. Unbilled recoverable costs and earned fees represent amounts that will be substantially collected within one year. Retainage amounts will generally be billed over the next twelve months.

Note 5 Inventories
================================================================================
(Dollars in thousands)                      December 31     1998           1997
--------------------------------------------------------------------------------
Finished goods and work in progress                      $ 5,173        $ 4,023
--------------------------------------------------------------------------------
Costs and earnings relating to long-term contracts        29,094         45,537
Deduct progress payments related to long-term contracts  (14,116)       (21,009)
--------------------------------------------------------------------------------
Costs and earnings in excess of billings                  14,978         24,528
--------------------------------------------------------------------------------
Total finished goods and work in progress                 20,151         28,551
Materials and supplies                                     3,418          3,239
--------------------------------------------------------------------------------
                                                        $ 23,569        $31,790
================================================================================

     The inventoried costs associated with long-term contracts include costs and earnings ($14,978,000 in 1998 and $24,528,000 in 1997) of incomplete contracts not yet billable to the customer. These amounts represent the difference between the percentage-of-completion method of accounting for long-term contracts used to record operating results by the Company's defense segment and the amounts billable to the customer under the terms of the specific contracts. Estimates of final contract costs and earnings (including earnings subject to future determination through negotiation or other procedures) are reviewed and revised periodically throughout the lives of the contracts. Adjustments of earnings resulting from the revisions are recorded on a current basis. The Company recognized losses of $1,999,000 ($1,236,000 net of tax benefit, or $.10 per diluted share) and $6,009,000 ($3,745,000 net of tax benefit, or $.30 per diluted share) during 1998 and 1997, respectively, resulting primarily from revision of cost estimates on certain major long-term contracts.
     Included in the 1998 and 1997 costs and earnings in excess of billings were $2,150,000 and $1,700,000, respectively, on certain government contracts in excess of the negotiated contract values which are, or will be, the subject of formal claims if not resolved by negotiation.

United Industrial Corporation


     In connection with certain of its contracts, the Company commits to certain performance guarantees. The ability of the Company to perform under these guarantees may, in part, be dependent on the performance of other parties, including partners and subcontractors. If the Company is unable to meet these performance obligations, the performance guarantees could amount to a significant portion of the contract value and would have a material adverse effect on product margins and the Company's results of operations, liquidity or financial position. The Company monitors the progress of its partners and subcontractors and does not believe that their performance will adversely affect these contracts as of December 31, 1998.
     Inventories do not include any significant amounts of unamortized tooling, learning curve, and other deferred costs, claims, or other similar items whose recovery is uncertain.

Note 6  Other Assets
============================================================================
(Dollars in thousands)               December 31        1998            1997
----------------------------------------------------------------------------
Net pension asset                                    $34,799         $31,070
Receivable from investee                              16,147              --
Patents and other intangible assets                    4,730           6,256
Other                                                    745           2,800
----------------------------------------------------------------------------
                                                     $56,421         $40,126
============================================================================

     Patents and other intangible assets represent assets acquired in connection with purchased businesses and are being amortized primarily on a straight-line basis over 5 to 10 years. Amortization expense amounted to $1,526,000 in 1998, $1,543,000 in 1997, and $1,704,000 in 1996. Accumulated amortization amounted to $9,085,000 and $7,559,000 at December 31, 1998 and 1997, respectively.
Intangible assets were decreased by $342,000 (net of accumulated amortization of $690,000) in connection with the disposal of businesses in 1997. Receivables from an investee in the amounts of $6,228,000 and $9,639,000 were classified as other current assets as of December 31, 1998 and 1997, respectively.

Note 7  Long-Term Debt and Credit Arrangements

On June 11, 1997, the Company and its subsidiaries entered into a Revolving Line of Credit Loan Agreement, Term Loan Agreement and Security Agreement ("Agreement") (amending and restating a credit agreement, dated as of October 13, 1994) with an institutional lender. In July 1997, the Company borrowed $6,250,000 under the Term Loan Agreement, at LIBOR plus a fluctuating margin. The principal was payable in sixty consecutive monthly installments. At December 31, 1998, there were no borrowings under the Agreement. At December 31, 1997, the outstanding borrowings were $5,729,000, none of which were revolving credit borrowings. The amount available under the Revolving Line of Credit Loan Agreement is $17,500,000 with various interest rate options, and is reduced by the letter of credit obligations which may not exceed $12,500,000. The Revolving Line of Credit Loan Agreement expires June 11, 2001. The letter of credit obligations outstanding at December 31, 1998 and 1997 under the Agreement were $7,129,000, and $7,700,000, respectively. The Agreement provides for restrictive covenants among which are debt service coverage ratio, quick ratio, senior debt ratio and a tangible net worth requirement, all as defined. All assets now owned or hereafter acquired are pledged as collateral under the Agreement.

     Interest expense was $170,000 in 1998, $915,000 in 1997 and $1,997,000 in
1996. Interest paid was $494,000 in 1998, $1,290,000 in 1997 and $2,122,000 in
1996.

Note 8  Stock Options

In May 1994, the shareholders approved the 1994 Stock Option Plan (the "Plan"), which provides for the granting of options with respect to the purchase of an aggregate of up to 600,000 (increased in May 1996 to 1,200,000 and May 1998 to 1,800,000) shares of common stock of the Company from time to time to key employees of the Company and its subsidiaries. Options granted may be either "incentive stock options," within the meaning of Section 422A of the Internal Revenue Code, or non-qualified options.
     The options are granted at not less than market value at the date of grant, and in accordance with APB 25 and related interpretations, no compensation cost has been recognized for grants, made under the Plan. Options are exercisable over a period determined by the Board of Directors, but no longer than ten years after the date they are granted. Options generally vest one-third each year after a one-year waiting period.
     In May 1997, the shareholders approved the 1996 Stock Option Plan for Non-employee Directors, which provides for the granting of options with respect to the purchase of an aggregate of up to 300,000 shares of common stock of the Company. Options may be exercised up to one-third as of the date of grant of an option and up to an additional one-third may be exercised as of the date of each subsequent annual meeting of shareholders, but no longer than ten years after the date they are granted. The options are granted at not less than market value at the date of grant.
     Had compensation cost been determined consistent with the fair value method set forth under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), for all awards during 1998, 1997 and 1996 under the plans, net income and net income per common share would have decreased to the pro forma amounts indicated below:

==================================================================================
(Dollars in thousands,
except per share amounts)        Year ended December 31     1998     1997     1996
----------------------------------------------------------------------------------
Net Income:
        As reported                                      $13,011  $14,825   $6,404
        Pro forma                                         12,406   14,536    6,248
Net income per common share:
        As reported:
                Basic                                       1.06     1.22      .53
                Diluted                                     1.03     1.19      .52
        Pro forma:
                Basic                                       1.01     1.19      .52
                Diluted                                      .98     1.17      .52
==================================================================================

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yields of 3.5%, 3.7% and 4%; expected volatility of 31%, 37% and 36%; risk-free interest rates of 5%, 6.2% and 6%; and expected lives of five years in all periods. The weighted-average fair value of an option granted was $2.78, $2.19 and $1.51 for the years ended December 31, 1998, 1997 and 1996, respectively.

United Industrial Corporation


     A summary of stock option activity under all plans is as follows:

=============================================================================
                                                                    Weighted-
                                                       Number         Average
                                                           of        Exercise
(Shares in thousands)                                  shares           Price
-----------------------------------------------------------------------------
Balance at January 1, 1996                                114           $4.94
Granted                                                   368            5.30
Exercised                                                  (2)           4.75
Canceled                                                  (13)           4.75
-----------------------------------------------------------------------------
Balance at December 31, 1996                              467            5.23
-----------------------------------------------------------------------------
Granted                                                   483            7.35
Exercised                                                (109)           5.31
Canceled                                                   (1)           4.75
-----------------------------------------------------------------------------
Balance at December 31, 1997                              840            6.44
-----------------------------------------------------------------------------
Granted                                                   538           12.01
Exercised                                                (148)           5.38
Canceled                                                   (4)           7.50
-----------------------------------------------------------------------------
Balance at December 31, 1998                            1,226            9.01
=============================================================================

==================================================================================
(In thousands)                              December 31     1998     1997     1996
----------------------------------------------------------------------------------
Exercisable                                                  411      155       57
Available for future grants                                  615      546      728
==================================================================================

     The weighted-average remaining life for options outstanding as of December 31, 1998, is 7.7 years.

     The following table summarizes information about stock options outstanding at December 31, 1998:

===============================================================================
                                                  Shares (In thousands)
===============================================================================
Range of Exercise Prices                       Exercisable     Outstanding
-------------------------------------------------------------------------------
$4.50 to $7.00                                        203             360
$7.50 to $9.50                                         98             483
$10.25 to $13.00                                      110             383
                                               --------------------------------
                                                      411           1,226
===============================================================================

Note 9  Leases

     Total rental expense for all operating leases amounted to $2,178,000 in 1998, $1,543,000 in 1997, and $2,391,000 in 1996. Contingent rental payments were not significant.

     The future minimum rental commitments as of December 31, 1998, for all noncancellable leases are $2,770,000 in 1999; $2,161,000 in 2000; $1,477,000 in
2001; $1,224,000 in 2002; and $815,000 in 2003.

Note 10 Changes in Shareholder's Equity

                                         Common                                       Retained                         Share-
                                         Shares        Common        Additional       Earnings        Treasury        holder's
(In thousands)                      Outstanding         Stock           Capital      (Deficit)           Stock         Equity
------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1996                 12,171       $14,374           $91,421        $(2,311)       $(17,324)       $86,160
Net income                                   --            --                --          6,404              --          6,404
Cash dividends declared ($.20 per share)     --            --            (1,217)        (1,217)             --         (2,434)
Stock options                                 2            --                (8)            --              23             15
Employee awards                               1            --                --             --              --             --
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996               12,174        14,374            90,196          2,876         (17,301)        90,145
Net income                                   --            --                --         14,825              --         14,825
Cash dividends declared ($.29 per share)     --            --                --         (3,536)             --         (3,536)
Stock options                               109            --              (267)            --             857            590
Employee awards                               1            --                --             --              --             --
Exchange of shares*                         (35)           --                --             --              --             --
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997               12,249        14,374            89,929         14,165         (16,444)       102,024
Net income                                   --            --                --         13,011              --         13,011
Cash dividends declared ($.40 per share)     --            --                --         (4,927)             --         (4,927)
Shares repurchased                         (148)           --                --             --          (1,475)        (1,475)
Stock options                               148            --              (346)            --           1,154            808
Employee awards                               1            --                --             --              --             --
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998               12,250       $14,374           $89,583        $22,249        $(16,765)      $109,441
==============================================================================================================================

*Shareholder surrendered 565,444 common shares in exchange for 530,444 shares.
 This transaction affected treasury shares.

United Industrial Corporation


Note 11 Pensions and Other Postretirement Benefits

The Company sponsors several qualified and non-qualified pension plans and other postretirement benefit plans for its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 1998, and a statement of the funded status as of December 31 of both years.

==========================================================================================================
                                                                Pension Benefits         Other Benefits
                                                          ------------------------------------------------
(Dollars in thousands)                                        1998         1997         1998         1997
----------------------------------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit obligation at beginning of year                   $144,370     $145,893     $ 22,476     $ 21,975
Service cost                                                 1,377          912          612          555
Interest cost                                               10,618       10,388        1,662        1,568
Amendments                                                   1,008           --           --           --
Actuarial loss                                              11,897          637        1,846           12
Administrative expenses                                        (38)         (12)          --           --
Benefits paid                                              (13,333)     (13,448)      (1,524)      (1,634)
----------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                         $155,899     $144,370     $ 25,072     $ 22,476
----------------------------------------------------------------------------------------------------------
Change in Plan Assets
Fair value of plan assets at beginning of year            $184,120     $169,020           --           --
Actual return on plan assets                                22,975       28,560           --           --
Administrative expenses                                        (38)         (12)          --           --
Benefits paid                                              (13,333)     (13,448)          --           --
----------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                  $193,724     $184,120           --           --
----------------------------------------------------------------------------------------------------------
Funded (underfunded) status of the plan                    $37,825      $39,750     $(25,072)    $(22,476)
Unrecognized net transition (asset) obligation                (357)        (445)          --           --
Unrecognized net actuarial loss (gain)                         559       (3,586)       1,455         (406)
Unrecognized prior service cost                             (3,228)      (4,649)         481          526
----------------------------------------------------------------------------------------------------------
Prepaid benefit (accrued cost)                            $ 34,799     $ 31,070     $(23,136)    $(22,356)
----------------------------------------------------------------------------------------------------------
Weighted-average Assumptions
Discount rate                                                    7%         7.5%        6.75%        7.25%
Expected return on plan assets                                 8.5%         8.5%          --           --
Rate of compensation increase                                    4%           4%          --           --
==========================================================================================================

     For measurement purposes, an 8.1 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease gradually to 5.2 percent in 2001 and remain at that level thereafter.

=======================================================================================================================
                                                          Pension Benefits                         Other Benefits
(Dollars in thousands)                                1998      1997      1996                1998      1997      1996
-----------------------------------------------------------------------------------------------------------------------
Components of Net Periodic
   Benefit Cost
Service cost                                      $  1,377   $   912   $   903              $  612    $  555    $  498
Interest cost                                       10,618    10,388    11,133               1,662     1,568     1,540
Expected return on plan assets                     (15,250)  (13,928)  (23,191)                 --        --        --
Net amortization and deferral                           --        --     8,194                  --        --        --
Amortization of prior service cost                    (413)     (497)       --                  46        43        40
Amortization of unrecognized
    transition assets                                  (88)      (88)       --                  --        --        --
Recognized net actuarial loss                           (3)       (5)       --                  --        --        --
Benefit (income) cost                             $ (3,759)  $(3,218)  $(2,961)             $2,320    $2,166    $2,078
=======================================================================================================================

     Two subsidiaries of the Company sponsor non-funded defined benefit health care plans. Both plans are non-contributory for retirees and one is contributory for spouses whose contributions increase periodically so that the entire cost for spouses will be covered by January 2003.
     The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

============================================================================================================
                                                                        1-Percentage          1-Percentage
                                                                               Point                 Point
(Dollars in thousands)                                                      Increase              Decrease
------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components in 1998               $  150               $  (143)
Effect on postretirement benefit obligation as of December 31, 1998           $1,453               $(1,401)
============================================================================================================

     The Company sponsors a 401(k) plan with employee and employer matching contributions based on specified formulas. The Company's contribution to the 401(k) plan was $1,309,000 in 1998, $1,304,000 in 1997, and $1,208,000 in 1996.

Note 12 Industry Segment Data

The Company has three reportable segments: defense, transportation and energy systems. Other includes the corporate office and dormant corporations. The defense segment's products include unmanned air vehicles, training and simulation systems, automated aircraft test and maintenance equipment, specialized firefighter training installations, and combat vehicles and ordinance systems. The transportation segment manufactures and overhauls transit systems and components. The energy segment manufactures combustion equipment for biomass and refuse fuels.
     The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.
     Intersegment sales and transfers are recorded at the Company's cost; there is no intercompany profit or loss in intersegment sales or transfers.
     The Company's reportable segments are business units that offer different products. The reportable segments are each managed separately because they manufacture and distribute products with different production processes.

United Industrial Corporation


     Sales to agencies of the United States Government, primarily by the defense segment, were $106,763,000 in 1998, $128,423,000 in 1997, and $142,782,000 in
1996. No single customer, other than the United States Government, accounted for 10 percent or more of net sales in any year. Export sales were $40,994,000 in 1998, $41,832,000 in 1997, and $28,458,000 in 1996.

==========================================================================================================================
(Dollars in thousands)                Defense      Transportation      Energy      Other      Reconciliations      Totals
--------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1998
--------------------------------------------------------------------------------------------------------------------------
Revenues from external customers     $153,201             $16,650     $34,454      $  --                $  --    $204,305
Intersegment revenues                   3,759                  --          --         --               (3,759)         --
Equity profit (loss) in ventures          483              (3,060)         --         --                   --      (2,577)
Interest income                         4,637                  --         374     10,958              (12,294)      3,675
Interest expense                        1,195                 257           4     11,008              (12,294)        170
Depreciation expense                    5,004                 498         751         37                   --       6,290
Gain on sale of assets                  4,332                  --          --        586                   --       4,918
Segment profit (loss)                  23,239              (5,807)      6,160     (7,712)                  --      15,880
Segment assets                        140,089              27,285      33,399    218,779             (235,106)    184,446
Capital expenditures                   11,593                 928       1,075        436                   --      14,032
--------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1997
--------------------------------------------------------------------------------------------------------------------------
Revenues from external  customers    $175,664             $16,987     $37,927     $4,605                $  --    $235,183
Intersegment revenues                   1,402                  --          --         --               (1,402)         --
Equity profit (loss) in ventures          256              (1,020)         --         --                   --        (764)
Interest income                         3,207                  --         166      9,668              (11,597)      1,444
Interest expense                        2,876                 180          20      9,436              (11,597)        915
Depreciation expense                    6,492                 526         815        183                   --       8,016
Gain (loss) on sale of assets          14,169                  --          --       (863)                  --      13,306
Segment profit (loss)                  33,592              (6,767)      7,661     (3,880)                  --      30,606
Segment assets                        152,599              16,793      32,435    200,215             (218,751)    183,291
Capital expenditures                    5,405               1,009         486         26                   --       6,926
--------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1996
--------------------------------------------------------------------------------------------------------------------------
Revenues from external  customers    $181,584              $3,895     $30,012     $5,331                $  --    $220,822
Intersegment revenues                     376                  --          --         --                 (376)         --
Equity profit (loss) in ventures          452              (1,235)         --         --                   --        (783)
Interest income                         2,388                  --         112      9,099              (10,566)      1,033
Interest expense                        3,366                 287          --      8,910              (10,566)      1,997
Depreciation expense                    5,222                 179         805        214                   --       6,420
Gain on sale of assets                  1,135                  --          --         --                   --       1,135
Segment profit (loss)                  15,216              (5,878)      3,710     (2,407)                  --      10,641
Segment assets                        158,908              12,570      27,748    194,812             (214,070)    179,968
Capital expenditures                    3,824               1,009         959        507                   --       6,299
==========================================================================================================================

===============================================================================================
                                                            1998          1997            1996
-----------------------------------------------------------------------------------------------
Revenues
Total external revenues for reportable segments         $204,305        $235,183      $220,822
Intersegment revenues for reportable segments              3,759           1,402           376
Elimination of intersegment revenues                      (3,759)         (1,402)         (376)
-----------------------------------------------------------------------------------------------
        Total Consolidated Revenues                     $204,305        $235,183      $220,822
-----------------------------------------------------------------------------------------------
Profit or Loss
Income before income taxes for reportable segments       $15,880         $30,606       $10,641
-----------------------------------------------------------------------------------------------
Assets
Total assets for reportable segments                    $419,552        $402,042      $394,038
Elimination of intercompany receivables                  (29,957)        (35,103)      (39,372)
Elimination of investment in consolidated subsidiaries  (189,174)       (170,901)     (162,472)
Reclassification of deferred tax liabilities             (15,975)        (12,747)      (12,226)
-----------------------------------------------------------------------------------------------
        Total Consolidated Assets                       $184,446        $183,291      $179,968
-----------------------------------------------------------------------------------------------
Other significant items
Elimination of intercompany interest                     $12,294         $11,597       $10,566
===============================================================================================

     Segment profit (loss) includes research and development costs amounting to $989,000 in 1998, $2,067,000 in 1997, and $2,641,000 in 1996.

Note 13 Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. In addition, the effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.
     Following is a reconciliation of the difference between total tax expense and the amount computed by applying the federal statutory income tax rate to income from operations before income taxes:

====================================================================================================
(Dollars in thousands)                                           1998            1997          1996
----------------------------------------------------------------------------------------------------
Federal income taxes at statutory rate                        $ 5,481         $10,712        $3,618
State and local income taxes, net of federal income
        tax benefit (including a reduction of $2,920 in 1998
        of a $4,000 tax contingency established in 1997        (1,961)          5,072           480
Provision for nondeductible expenses (including
        $94, $238 and $86 related to contingent payments
        in 1998, 1997 and 1996 on an acquisition)                 378             537           119
Non-taxable income                                               (651)           (632)           --
Other - net                                                      (378)             92            20
----------------------------------------------------------------------------------------------------
Income Taxes                                                  $ 2,869         $15,781        $4,237
====================================================================================================

United Industrial Corporation


     Income tax payments were $6,000,000 in 1998, $6,875,000 in 1997 and
$2,000,000 in 1996. Deferred income tax balances:

================================================================================================================
(Dollars in thousands)                                             December 31            1998            1997
----------------------------------------------------------------------------------------------------------------
Deferred Tax Assets
Losses on long-term contracts not currently deductible                                 $ 1,571         $ 2,257
Postretirement benefits other than pensions and other employee benefits                  9,989           9,945
Product warranty and other provisions                                                    4,550           2,107
Vacation pay accruals                                                                      739             730
Basis differences for asset sales                                                        3,925           2,092
Other                                                                                       75              42
----------------------------------------------------------------------------------------------------------------
Total Deferred Tax Assets                                                               20,849          17,173
----------------------------------------------------------------------------------------------------------------
Deferred Tax Liability
Pension plans and other employee benefits                                              (14,246)        (12,902)
Excess tax depreciation                                                                 (6,688)         (7,314)
Patent amortization                                                                     (1,156)         (1,349)
Other                                                                                     (358)           (316)
----------------------------------------------------------------------------------------------------------------
Total Deferred Tax Liability                                                           (22,448)        (21,881)
----------------------------------------------------------------------------------------------------------------
Net Deferred Tax Liability                                                             $(1,599)        $(4,708)
----------------------------------------------------------------------------------------------------------------
The net deferred tax liability is classified as follows:
Net current deferred income tax assets                                                 $ 5,451         $ 4,982
----------------------------------------------------------------------------------------------------------------
Net non-current deferred income tax liability                                          $(7,050)        $(9,690)
================================================================================================================

Note 14 Selected Quarterly Data (Unaudited)

====================================================================================================================================
(Dollars in thousands,                                   1998                                               1997
except per share data                  ---------------------------------------------------------------------------------------------
and stock prices)                      Fourth      Third       Second      First          Fourth      Third        Second      First
------------------------------------------------------------------------------------------------------------------------------------
Net sales                             $57,159    $49,979      $49,940    $47,227         $69,001    $52,089       $55,649    $58,444
Gross profit                           15,229     11,634       12,006     13,402          19,043     11,659        11,483     16,443
Net income                              6,029(a)   2,361        2,298      2,323           4,714(c)   6,678(b)      1,670      1,763
------------------------------------------------------------------------------------------------------------------------------------
Earnings per share
        Basic                           $ .49      $ .19        $ .19      $ .19            $.38       $.55          $.14       $.14
        Diluted                         $ .48      $ .19        $ .18      $ .18            $.37       $.54          $.14       $.14
------------------------------------------------------------------------------------------------------------------------------------
Dividends declared
        per share                       $ .10      $ .10        $ .10      $ .10            $.08       $.07          $.07       $.07
------------------------------------------------------------------------------------------------------------------------------------
Stock prices:
        High                         $ 11 3/4   $ 13 1/2    $13 15/16  $ 13 9/16         $11 3/8   $9 15/16        $9 1/8         $8
        Low                           $8 7/16   $9 10/16    $ 1 11/16     $9 1/4          $9 3/4   $ 8 5/16        $6 7/8     $5 7/8
====================================================================================================================================

(a)Includes net gain on sale of assets of $4,332,000 ($2,696,000 net of taxes) and a tax contingency reduction of $4,458,000 ($2,920,000 net of taxes) and a litigation settlement expense of $4,500,000 ($2,948,000 net of taxes)
(b)Includes net gain on sale of assets of $13,306,000 ($8,470,000 net of taxes)
(c)Includes income from a favorable litigation settlement of $3,000,000 ($1,779,000 net of taxes)
The Company's common stock is listed on the New York Stock Exchange. The approximate number of shareholders of record as of February 16, 1999 was 2,400.

Note 15 Litigation

The Company, along with numerous other parties, has been named in five tort actions in Maricopa County Superior Court relating to environmental matters based on allegations partially related to a predecessor's operation of a small facility at a site in the State of Arizona that manufactured semi-conductors between 1959 and 1960. All such operations of the Company were sold by 1961. These tort actions seek recovery for personal injury and property damage among other damages based on exposure to solvents allegedly released at the site.
     These suits allege that the plaintiffs have been exposed to contaminated groundwater in the Phoenix/Scottsdale, Arizona area and suffer increased risk of disease and other physical effects. They also assert property damages under various theories; seek to have certain scientific studies performed concerning health risks, preventative measures and long-term effects; and seek incidental and consequential damages, punitive damages, and an injunction against actions causing further exposures.
     The Company recently reached a written agreement in principle to settle all of these matters with the plaintiffs for, among other items, a cash payment of $4,250,000. The settlement is subject to formal execution of a settlement agreement and approval by the Superior Court of Maricopa County.
     Detroit Stoker was notified in March 1992 by the Michigan Department of Natural Resources ("MDNR") that it is a potentially responsible party in connection with the clean-up of a former industrial landfill located in Port of Monroe, Michigan. MDNR is treating the Port of Monroe landfill site as a contaminated facility within the meaning of the Michigan Environmental Response Act ("MERA"). Under MERA, if a release or a potential release of a discarded hazardous substance is or may be injurious to the environment or to the public health, safety, or welfare, MDNR is empowered to undertake or compel investigation and response activities in order to alleviate any contamination threat. Detroit Stoker intends to aggressively defend these claims. At this time, no estimate can be made as to the amount or range of potential loss, if any, to Detroit Stoker with respect to this action.
     The Company is involved in various other lawsuits and claims, including certain other environmental matters, arising out of the normal course of its business. In the opinion of management, the ultimate amount of liability, if any, under pending litigation, including claims described above, will not have a materially adverse effect on the Company.

Note 16 Disposed Businesses

     In August 1997, the Company sold substantially all the operating assets of Neo Products Co. for $587,000 in cash and promissory notes of $853,000 secured by a mortgage on all fixed assets sold. The contract contains an "earn out" provision based on net income earned through August 2002. The sale resulted in a loss of $340,000, after taxes.
     In September 1997, the Company sold all the capital stock of AAI Systems Management, Inc., its Weather Systems Business, for $18,500,000 in cash and a promissory note of $2,375,000. The sale resulted in a realized gain of $14,169,000 ($8,810,000 net of taxes or $.71 per diluted share.)

United Industrial Corporation


     The Consolidated Statements of Operations include the combined net sales of the two divested companies, totaling $29,838,000 and $42,331,000, and the combined net income totaling $1,595,000 ($.13 per diluted share) and $1,827,000 ($.15 per diluted share) for the years ended December 31, 1997 and 1996, respectively.

Note 17 Earnings per Share
The following table sets forth the computation of basic and diluted earnings per share:

====================================================================================================
                                                                 1998            1997          1996
----------------------------------------------------------------------------------------------------
Net income                                                $13,011,000     $14,825,000    $6,404,000
Basic earnings per share -
        weighted-average shares                            12,307,000      12,195,000    12,173,000
Effect of dilutive securities:
        employee stock options                                302,000         225,000        38,000
----------------------------------------------------------------------------------------------------
Diluted earnings per share
        adjusted weighted-average
        and assumed conversions                            12,609,000      12,420,000    12,211,000
----------------------------------------------------------------------------------------------------
Basic earnings per share                                        $1.06           $1.22          $.53
----------------------------------------------------------------------------------------------------
Diluted earnings per share                                      $1.03           $1.19          $.52
====================================================================================================

Note 18 Investment in Unconsolidated Investees

In 1993, AAI Corporation, a wholly owned subsidiary of the Company ("AAI"), organized a new subsidiary Electric Transit, Inc., to manufacture electric trolley buses for the U.S. market. In 1994 and again in 1995, ETI conveyed equity interests (in ETI) to Skoda, a Czech Republic firm. Consequently, ETI is owned 35% by AAI, and 65% by Skoda. Accordingly, the Company records its equity share of income or loss in ETI. ETI has won contracts in both Dayton, Ohio for the Miami Valley Regional Transit Authority and the city and county of San Francisco, California. Under these contracts, which are valued at $32,000,000 and $168,000,000, respectively, AAI has received subcontracts of $9,600,000 and $53,000,000 respectively.
     In connection with these contracts, AAI has guaranteed attainment of certain performance criteria. The ability of ETI to perform under these contracts may, in part, be dependent on the performance of other parties, including AAI, Skoda and other subcontractors. Thus, the ability to timely deliver such equipment may be outside AAI's control. If ETI is unable to meet its performance obligations, these performance guarantees could amount to a significant portion of the contract value and could have a material adverse effect on product margins and the Company's results of operations, liquidity or financial condition. AAI monitors the progress of Skoda and ETI's other subcontractors and does not believe that their performance will adversely affect these contracts.

     Further, to meet its working capital requirements, ETI intends to utilize additional customer advances and is currently negotiating a credit facility with a bank. At December 31, 1998, these financing arrangements were not in place. If ETI is unable to secure such financing, it could have a material adverse effect on the Company's results of operations, liquidity or financial condition because contract performance by ETI will depend on AAI and Skoda advancing working capital funds as required. In addition, the Company understands that Skoda and its affiliates have experienced and may continue to experience difficulties in obtaining financing. The Company believes that ETI will be able to obtain sufficient financing and the contracts will not be adversely affected. ETI is owned 35% by the Company and is accounted for by the equity method.
     Summary financial information of the Electric Transit Inc. entity is as follows:

====================================================================================================
(Dollars in thousands)                                           1998            1997          1996
----------------------------------------------------------------------------------------------------
Current assets                                                $23,123         $27,672       $ 4,720
Plant, property and equipment
        and other assets                                        4,643             216           427
Current liabilities                                            40,058          35,200         7,027
Long-term debt                                                     --              --         2,018
Net sales                                                      20,922           1,655         1,582
Gross profit (loss)                                            (7,357)         (1,800)       (2,359)
Net loss                                                       (7,981)         (3,415)       (3,897)
====================================================================================================

Report of Independent Auditors
United Industrial Corporation


Board of Directors and Shareholders
United Industrial Corporation
New York, New York


     We have audited the accompanying consolidated balance sheets of United Industrial Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Industrial Corporation and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


[Ernst & Young LLP signature]

New York, New York
March 2, 1999

Five-Year Financial Data
United Industrial Corporation

                                                                            Year ended December 31
(Dollars in thousands, except per share data)                 1998        1997        1996        1995        1994
-------------------------------------------------------------------------------------------------------------------
Operating Data
-------------------------------------------------------------------------------------------------------------------
Net Sales                                                 $204,305    $235,183    $220,822    $227,398    $209,727
Operating costs                                            194,065     219,562     209,162     223,385     202,766
Interest (income) expense - net                             (3,505)       (529)        964       1,159       1,362
Income before income taxes                                  15,880      30,606      10,641       2,645       8,427
Income taxes                                                 2,869      15,781       4,237       1,757       3,215
Net income                                                  13,011      14,825       6,404         888       5,212
Earnings per Share:(a)
        Basic                                                 1.06        1.22         .53         .07         .43
        Diluted                                               1.03        1.19         .52         .07         .43
Cash dividends paid on
        common stock                                         4,927       3,536       2,434       3,165       3,425
Cash dividends declared per
        common share                                           .40         .29         .20         .26         .21
Shares outstanding as of year end
        (in thousands)                                      12,250      12,249      12,174      12,171      12,167
-------------------------------------------------------------------------------------------------------------------
Financial Position
-------------------------------------------------------------------------------------------------------------------
Total assets                                              $184,446    $183,291    $179,968    $183,106    $188,794
Property and equipment                                      30,566      25,576      41,534      42,586      45,214
Long-term debt                                                  --       4,479          --      13,750      20,000
Shareholders' equity                                       109,441     102,024      90,145      86,160      88,421
Shareholders' equity per share                                8.93        8.33        7.40        7.08        7.27
-------------------------------------------------------------------------------------------------------------------
Financial Ratios
-------------------------------------------------------------------------------------------------------------------
Return on shareholders - equity                               11.9%       14.5%        7.1%        1.0%        6.0%
Net income as a percent of sales                               6.4         6.3         2.9          .4         2.5
Long-term debt as a percent of
        total capitalization                                    --         4.2          --        13.8        18.4
-------------------------------------------------------------------------------------------------------------------
Statistical Data
-------------------------------------------------------------------------------------------------------------------
Sales backlog as of year end                              $210,000    $188,000    $159,000    $206,000    $218,000
Capital expenditures                                        14,032       6,926       6,299       5,705       4,146
Depreciation and amortization                                7,816       9,559       8,306       8,300       8,291
Number of employees                                          1,800       1,800       1,900       2,000       1,900
===================================================================================================================

(a)The 1994 through 1996 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128 "Earnings per Share."

Corporate Organization
United Industrial Corporation


BOARD OF DIRECTORS

Harold S. Gelb
Chairman of the Board

Richard R. Erkeneff
President and Chief Executive
Officer of the Company and
AAI Corporation

Edward C. Aldridge, Jr.
President and Chief
Executive Officer
The Aerospace Corporation

Joseph S. Schneider
President
JSA Partners, Inc.

E. Donald Shapiro
Professor of Law
New York Law School

Susan Fein Zawel
Vice President Corporate
Communications,
Associate General
Counsel and Secretary

Honorary Director (nonvoting)
Bernard Fein
Chairman Emeritus
Retired Chairman
and Chief Executive Officer

CORPORATE OFFICERS

Richard R. Erkeneff
President and
Chief Executive Officer

James H. Perry
Vice President,
Chief Financial Officer
and Treasurer

Robert W. Worthing
Vice President and
General Counsel

Susan Fein Zawel
Vice President Corporate
Communications, Associate General
Counsel and Secretary

Edward A. Smolinski
Assistant Treasurer and
Assistant Secretary


SENIOR MANAGEMENT

AAI CORPORATION
Richard R. Erkeneff
President and
Chief Executive Officer

Paul J. Michaud
Vice President, Chief Financial
Officer and Treasurer

Robert W. Worthing
Vice President, General Counsel
and Secretary

George J. Kersels
Vice President and General
Manager, Defense Systems

Maurice P. Ranc
Vice President and General
Manager, Engineering and
Maintenance Services

Thomas E. Wurzel
President
AAI/ACL Technologies, Inc.

Raleigh S. Huntsman
Executive Vice President
and General Manager,
Transportation Systems

John T. Merry
Vice President and General
Manager, Hunt Valley
Operations

G. Russell Zink
Vice President
Business Development

DETROIT STOKER COMPANY
Michael J. DiMonte
President and
Chief Executive Officer

Mark A. Eleniewski
Executive Vice President

Gary K. Ludwig
Vice President Finance

SYMTRON SYSTEMS, INC.
John J. Henning
President and Chief
Executive Officer

James W. Hanson
Vice President and
General Manager

Richard A. Brandt
Treasurer

Corporate and Shareholder Information
United Industrial Corporation


CORPORATE HEADQUARTERS
570 Lexington Avenue
New York, New York 10022
212.752.8787

SUBSIDIARIES
AAI CORPORATION
P.O. Box 126
Hunt Valley, Maryland 21030
410.666.1400
www.aaicorp.com

DETROIT STOKER COMPANY
1510 East First Street
Monroe, Michigan 48161
734.241.9500
www.detroitstoker.com

SYMTRON SYSTEMS, INC.
17-01 Pollitt Drive
Fair Lawn, New Jersey 07410
201.794.0200


TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT
Shareholders may obtain information relating to their share position, dividends, transfer requirements, lost certificates and other related matters by contacting:
  American Stock Transfer
  and Trust Company
  40 Wall Street
  New York, New York 10005
  800.937.5449
  www.amstock.com

For information about the Company's Dividend Reinvestment and Share Purchase Plan, contact:
  American Stock Transfer and Trust Company
  800.278.4353
  www.amstock.com

SHAREHOLDER RELATIONS
Security analysts, investment professionals and shareholders should direct their inquiries to:
  Investor Relations
  United Industrial Corporation
  570 Lexington Avenue
  New York, New York 10022

INDEPENDENT AUDITORS
  Ernst & Young LLP
  787 Seventh Avenue
  New York, New York 10019

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 10:00 a.m. on Tuesday, May 11, 1999, at:
  The Park Lane Hotel
  36 Central Park South
  New York, New York

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

STOCK LISTING
United Industrial Corporation common stock is traded on the New York Stock Exchange
  (Ticker Symbol: UIC)

INTERNET ADDRESS
http://www.unitedindustrial.com

United Industrial Corporation
570 Lexington Avenue
New York, NY 10022


212.752.8787
212.838.4629 fax
www.unitedindustrial.com