Form 10-K405, Exhibit 13
period 1999-12-31
UNITED INDUSTRIAL CORP /DE/
filed 2000-03-30
CIK 101271

                                                                      Exhibit 13

                               ANNUAL REPORT 1999
                         UNITED INDUSTRIAL CORPORATION
                                [GRAPHIC OMITTED]

UNITED INDUSTRIAL CORPORATION IS

    CONTENTS

 3  Financial Highlights

 4  Letter to Shareholders

 8  Letters of Appreciation from our Customers

10  Unmanned Aerial Vehicles

12  Simulation and Test Systems

18  Engineering and Maintenance Services

20  Transportation Systems

22  Energy Systems

24  Board of Directors

25  Management's Discussion

31  Consolidated Financial Statements

35  Notes to Financial Statements

50  Report of Independent Auditors

51  Five-Year Financial Data

52  Corporate Organization
a high technology company focused on the design and production of defense, training, transportation, and energy systems.

Its products include unmanned aerial vehicles, training and simulation systems, automated aircraft test and maintenance equipment, and ordnance systems.

It also manufactures ground transportation components, combustion equipment for biomass and refuse fuels, and specialized firefighter training installations.


                                                 United Industrial Corporation 1

United Industrial Corporation is a customer-driven organization committed to enhancing shareholder value by delivering high quality products, systems, and services to selected defense and industrial markets.

We value responsiveness to customers, careful stewardship of corporate assets, teamwork, and innovation, and we reward excellence in achieving these goals.


2 Mission Statement

FINANCIAL HIGHLIGHTS

                                                                 YEAR ENDED DECEMBER 31
---------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)          1999          1998          1997
---------------------------------------------------------------------------------------
Net sales                                       $   216,979   $   204,305   $   235,183

Net income                                            6,277        13,011        14,825

Earnings per share
    basic                                               .51          1.06          1.22
    diluted                                             .50          1.03          1.19

Earnings before special items(a)                      6,277        10,343         6,981

Dividends paid per share                                .40           .40           .29

Shareholders' equity                                111,055       109,441       102,024

Shareholders' equity per share                         9.03          8.93          8.33

Sales backlog as of year end                    $   293,000   $   210,000   $   188,000

Shares outstanding                               12,294,000    12,250,000    12,249,000
                                                ---------------------------------------

(a) Excludes the effect of special items and income from divested businesses. See pages 25-28 for further information.


                                                 United Industrial Corporation 3

TO OUR SHAREHOLDERS

                                 [PHOTO OMITTED]

In many respects, 1999 was an excellent year for United Industrial. We achieved important new contracts that have expanded the scope and scale of our operations and pave the way for future growth. We reinforced our leadership position in key market niches and we continued to build our presence overseas. We introduced innovative new products that have been well-received by customers, and we saw the benefits of investments we have made to enhance our capabilities. All of these are important elements of United Industrial's long-term strategy, and we are excited about our accomplishments in each of these areas.

      In spite of these successes, the Company's overall performance in 1999 was disappointing. Difficulties in our transportation operations resulted in earnings for the year that were below last year's level. Net income was $6.3 million, or $0.50 per diluted share, including $13.1 million ($8.2 million after taxes) in transportation-related losses, compared to net income before special items of $10.3 million, or $0.82 per diluted share, in 1998. As discussed below, we have taken steps to address the issues in the transportation business, and we expect these operations to achieve profitable results in the second half of 2000.

      Net sales in 1999 reached $217.0 million, up from $204.3 million last year. With several new programs underway and additional contract awards scheduled for 2000, we expect to begin to see accelerated revenue growth in the quarters ahead. Backlog at year-end increased substantially to $293.0 million, up 40% from $210.0 million at year-end in 1998, and our balance sheet remains very strong.


4 Letter to Shareholders

KEY PRIORITIES IN 2000

As we look ahead, our energies are firmly focused on generating greater value for our shareholders. United Industrial common stock, like many other small-cap value stocks, has not enjoyed the appreciation in value that other stocks have achieved in today's market. As a result, we are now taking a careful look at our business to identify additional ways in which we can build increased value for our shareholders.

      At the same time, we are continuing to implement the strategies that have served us well in the past. With our specialized technical expertise in areas such as unmanned aerial vehicles, simulation and test systems, and engineering and maintenance services, we possess real competitive advantages that differentiate our products and services in the marketplace. We will continue to leverage these capabilities to capitalize on new opportunities to grow our business. In particular, we are focusing in the near term on the following key priorities:

DEVELOPING INNOVATIVE NEW PRODUCTS. Our engineers and technicians are at the forefront of technological change in our markets, and we are constantly incorporating innovative new features into our products to better serve our customers' needs. We view our research and development capabilities as a key factor in our ongoing ability to deliver superior value to our customers, and the investments we have made in recent years are yielding tremendous results. Our new products are experiencing outstanding customer acceptance and have enabled us to capture additional contracts throughout the world, as we continue to solidify our position as a leading defense contractor in our niche markets.

      A prime example of this strategy at its best was our December 1999 win of a $41.8 million contract to develop the Tactical Unmanned Aerial Vehicle (TUAV) for the U.S. Army. The TUAV is the first in a new generation of UAVs that will play a critical role in future combat operations. Our success in winning this program was a direct result of the rigorous development program we have implemented for our Shadow UAVs. Since their introduction in 1992, we have continuously updated the design and features of the Shadow unmanned aircraft, so that the Army now has the benefit of our many years of experience with this product line and its related Pioneer UAV. For us, this contract award represents a spectacular, high-level endorsement of our capabilities in the UAV market and positions us to play a meaningful role in the U.S. military's UAV programs for some time.

      In simulation and test systems, our state-of-the-art technologies in on-board training systems have allowed us to become a leader in this specialized market. We are currently executing two

Left:
Richard R. Erkeneff,
President and Chief
Executive Officer

Right:
Harold S. Gelb,
Chairman of the Board


                                                 United Industrial Corporation 5
key programs for the U.S. Navy, the Generic Navy Stimulator/Simulator (GNSS) and the Carry-on-Combat Systems Trainer (COCST). Moreover, based on our work, we are now being called upon by foreign customers in search of on-board training expertise, including the Royal Australian Navy.

      In addition, our introduction of new advanced boresighting equipment (ABE) is attracting a range of new customers. Utilizing computer and laser gyroscope components, we have developed a new technology for the precision alignment of parts. This technology has now been embraced by the U.S. Navy and U.S. Air Force, as well as by the Eurofighter Industry Consortium, which has selected AAI to provide four ABE systems to support the Eurofighter 2000 Typhoon Aircraft. Our first international ABE award, the Eurofighter contract should lead to additional opportunities in Europe and elsewhere around the world.

EXPANDING IN THE HIGH-GROWTH SERVICES MARKET. Some time ago, we recognized the fast-growing demand for engineering- and maintenance-related services, both in the defense industry as well as in markets such as commercial aviation. We saw this trend accelerating, in large part, by customers' increased use of outsourcing to meet their specialized needs, and, with our core competencies, we began concentrating our attention on winning this new business.

      In particular, our Engineering Support Inc. (ESI) and our AAI/ACL Technologies subsidiaries have done an outstanding job of capitalizing on these new opportunities. One of ESI's most successful programs has been a C-17 Aircraft contract for the U.S. Air Force, which has grown in value to over $101 million since the initial contract award in 1997. At AAI/ACL, major wins have included a $28 million program for the construction of an F-16 Maintenance Depot in Egypt and a $5.4 million contract to perform maintenance services at British Airways' new facility outside London.

BUILDING OUR PRESENCE OVERSEAS. A key element of our strategy has been to enter new international markets, and we have been strengthening our presence overseas. Foreign contracts represented approximately 20% of our sales in both 1999 and 1998, up significantly from prior years' levels. Moreover, new orders booked during 1999 consisted of 17% of international bookings, up from 14% in the prior year. Importantly, this backlog of work spans many of our subsidiaries, so that our continued international growth is not tied to any single business area.

[GRAPHIC OMITTED]
                   During 1999, United Industrial continued to strengthen its presence in international markets, winning new contracts in the foreign countries highlighted below.


6 Letter to Shareholder

      Key highlights in our overseas expansion in 1999 include the Egyptian F-16 Depot project, the on-board training systems program for the Royal Australian Navy and the ABE Eurofighter contract, all discussed above, as well as UAV programs in Romania and Asia. Outside of the defense industry, our Symtron Systems firefighter training systems business is implementing programs in Europe and Asia and our Detroit Stoker subsidiary has expanded its business in Germany, Canada and New Zealand.

ACHIEVING PROFITABILITY OF TRANSPORTATION SEGMENT. We are committed to producing profitable results in our transportation business. Our performance in this segment in 1999 was negatively impacted by a number of factors, including a warranty reserve related to certain transportation work completed prior to 1999 and, very significantly, the difficulties of our Czech joint venture partner, Skoda, a.s., in receiving financing for its portion of our joint contracts. Together, through Electric Transit, Inc. (ETI), Skoda and United Industrial have succeeded in winning two of the most significant electric trolley bus programs in the nation in recent years, including a $174 million program for the San Francisco Municipal Railway (of which United Industrial's portion is $54 million). Skoda's financing difficulties, due in part to an economic downturn in the Czech Republic, resulted in additional costs for ETI's programs in 1999. We worked closely with Skoda over the course of the year to obtain financing, and, in February 2000, we finalized Skoda and ETI's financing arrangements. With the San Francisco program underway, we now expect the performance of the transportation segment to achieve profitability in the second half of 2000. As we move ahead, we will continue to evaluate the role of our transportation operations within our overall portfolio of businesses.

      Independently from ETI, we are pursuing opportunities in the rail vehicle overhaul segment of the marketplace, where we have identified significant potential for growth. In fact, we are now implementing a major $71 million program for the New Jersey Transit Authority and a $15 million emergency rail rehabilitation program for the Washington Metro Area Transit Authority, while actively considering other attractive prospects in this sector.

CONFIDENCE IN THE FUTURE. With these initiatives in place and our continued focus on delivering exceptional quality and attentive service for our customers, we are confident in United Industrial's long-term growth and success. We have a talented and dedicated management team, an excellent financial position, and unique capabilities that distinguish us in our markets. Moreover, we are determined to leverage these strengths through new avenues to deliver greater value for our shareholders.

      We would like to thank all of our 1,600 associates for their hard work in 1999. The Company's many achievements last year are directly attributable to their outstanding efforts. We would also like to acknowledge our customers for their ongoing support. To you, our shareholders, we thank you for your continued interest in United Industrial, and we pledge to you that we are devoting our full attention and resources to increasing the value of your investment in 2000 and in the new millennium.

Sincerely,


/s/ Richard R. Erkeneff

Richard R. Erkeneff
President and Chief Executive Officer

/s/ Harold S. Gelb

Harold S. Gelb
Chairman of the Board

                               [GRAPHIC OMITTED]


                                                 United Industrial Corporation 7

                   LETTERS OF APPRECIATION FROM OUR CUSTOMERS

"Pioneer has proven invaluable to the peacekeeping missions in Bosnia as well as to the current NATO military actions in Kosovo..."

"You have been instrumental in the development of the software design that will be implemented into COCST. Your attention to detail, work ethic, technical abilities and communication skills are the major reasons for the success of these efforts to date."

"Your support of the ICBM program is to be commended. Support by your upper management, in establishing a schedule and continually striving to meet that schedule, is commendable."

"In Bosnia the Pioneer Team coordinated and efficiently dispatched a Tiger Team to return to service, repair, and establish a spares package which provided 90% mission readiness under extreme hostile conditions in remote areas..."

                            [GRAPHIC OMITTED]

8 Letters of Appreciation from our Customers

"The AAI Shadow 600 Unmanned Aerial Vehicle System provides an excellent observation and reconnaissance platform for the Armed Forces of Romania...AAICORPORATION has provided training and technical assistance to the Romanian Air Force during the past 18 months in an outstanding manner."

"The ABE system has proven to be exceptionally fast, accurate, easy to use, and has enabled us to dramatically reduce the time required to align the C-17."

"ABE is a revolutionary system, and we are implementing the use of ABE throughout The Boeing Airlift & Transport Division, as well as field support equipment for the C-17 aircraft."

"Your Engineering Team was certainly 'customer' focused...They have exceeded our expectations...Through their efforts, the Navy will be getting a 'first class' facility when the relocation is complete for conducting propulsion system RDT&E."

                               [GRAPHIC OMITTED]


                                                 United Industrial Corporation 9

                                                        UNMANNED AERIAL VEHICLES

Our AAI subsidiary capped off the year with a spectacular win in its Unmanned Aerial Vehicle (UAV) business. Reinforcing its leadership position in the development, production and support of UAV systems, AAI led a team that was awarded a contract in December to provide the U.S. Army's new Tactical Unmanned Aerial Vehicle (TUAV) system. The first in a new generation of UAVs, the TUAV will serve as the primary source of real-time combat reconnaissance, surveillance, and targeting information.

      The initial contract, valued at $41.8 million, calls for the manufacture and support of four low-rate production TUAV systems, which will be tested operationally by the Army. The Army will have options to then purchase six to ten full-rate production systems, and, over the longer term, plans to have a total inventory of 44 TUAVs, representing a total contract value to AAI of more than $300 million over the next five years.

      The Army's selection of the AAI-led team followed an intense review and competition that included a 3-week system capability demonstration. Our successful prototype was based on our Shadow family of UAVs, first flown in 1992, and which has benefited from a continuous development program and our experience producing technically mature UAVs, including both the Pioneer UAV system and the Shadow.

      In addition to winning this important TUAV contract, we implemented a number of UAV programs for customers over the course of 1999. Highlights included the completion of ground and flight testing for our UAV Common Automatic Recovery System (UCARS) for the U.S. Navy and Marine Corps;

                               [GRAPHIC OMITTED]


10 Unmanned Aerial Vehicles

                               [GRAPHIC OMITTED]

[PHOTO OMITTED]
JOSEPH G. THOMAS
            VICE PRESIDENT AND DEPUTY
            GENERAL MANAGER, UAV SYSTEMS

completion of training and certification for the Romanian UAV program; and completion of all training activities for a UAV program for a Southeast Asian customer. Based on our strong performance, both the Romanian Ministry of Defense and the Southeast Asian customer have plans to utilize AAI for additional UAV work in the near future.

      In looking ahead, we expect our work on the TUAV program to play a valuable role in enabling us to continue to increase our share of both the domestic and international UAV markets. We have enjoyed a successful 14-year history producing UAV systems that have been fielded by customers worldwide, and we know there is excellent potential for us to continue to grow this business.

"The U.S. Army's selection of AAI to develop its new tactical UAV solidifies our position as the premier supplier of tactical UAVs worldwide. The contract draws upon our proven capabilities with the Shadow UAV system, and, since the Army intends to field significant numbers of TUAV systems, will provide us with an exciting new revenue stream in our UAV business."

                        AAI technicians check the mounting of a Shadow 200 Tactical UAV on a hydraulic launcher. The compact size and efficient mobility of the Shadow 200 system, coupled with its performance test results, were key factors in the Army's selection of AAI as the TUAV system contractor.


                                                United Industrial Corporation 11

                                                     SIMULATION AND TEST SYSTEMS

Among United Industrial's core strengths is our unparalleled capability in the production and support of simulation and test systems. Our technical expertise and our experience with a wide range of applications have distinguished us within our industry and continue to provide our AAI subsidiary with exciting opportunities. During 1999, we built on our strengths to expand many existing programs underway, while winning important new contracts that position us for future growth. These include programs for various branches of the U.S. military, as well as for commercial customers and foreign governments.

      One key area in which AAI has excelled has been in the production of shipboard training systems. Our work has included two important programs for the U.S. Navy: the Generic Navy Stimulator/Simulator (GNSS), a contract now valued at $16 million, and the Carry-on-Combat Systems Trainer (COCST), now valued at $9.3 million. Both systems help to train shipboard radar operators by creating a realistic combat environment. Under the GNSS contract, we have successfully completed acceptance testing of the first units ordered by the Navy, and we have received orders for approximately 180 more. The COCST, now in development, calls for us to incorporate the state-of-the-art features of the GNSS in a more transportable design. Production is slated to begin in early 2000.

      Based on our leadership in this market, we were awarded, in June 1999, a $19 million program to develop six On-Board Training systems and two land-based Software Support Centers to be used in upgrading six guided missile frigates for the Royal Australian Navy - our first international On-Board Training program. We plan to continue to extend our presence in this segment of the international marketplace.

      In a related area, work has proceeded very well on our Surveillance Radar Training Set (SRTS), which will be used to train technicians in the maintenance of sophisticated radar equipment for the

                        "The JSECST program takes advantage of AAI's leadership in the production of simulation and test systems for major defense systems. Our technologies and skills in this specialized area provide us with a solid business base as well as ongoing opportunities to develop new products for new customers."

[PHOTO OMITTED]
MICHAEL F. BROWNE
      DIRECTOR, TEST AND
      ELECTRONIC WARFARE SYSTEMS


12 Simulation and Test Systems

                               [GRAPHIC OMITTED]

                        The JSECST stimulates electronic warfare radar detection devices to assure mission readiness. At left, members of the Eglin Air Force Base's 33rd Fighter Wing work with AAI on testing the JSECST system for the F-15C/D Air Superiority Aircraft. Above, the JSECST display system provides all instructions for the aircraft test.


                                                United Industrial Corporation 13

[PHOTO OMITTED]
CHERYL A. BITNER
        PROGRAM DIRECTOR, SIMULATIONS SYSTEMS

AWACS E-3 aircraft. During 1999, we completed the first of three incremental deliveries to the U.S. Air Force, under this $21.7 million contract, with the second two deliveries scheduled in the summer and fall of 2000.

      The Joint Service Electronic Combat Systems Tester (JSECST), valued at $27.8 million, continues to be a key program for AAI. We expect the U.S. Government to begin independent operational testing of the system in mid-2000, with production to commence in 2001. This program, which is currently supported by the U.S. Air Force, U.S. Navy and the Australian Government for various applications, offers significant potential for further expansion.

      We were awarded two key Advanced Boresight Equipment (ABE) programs in 1999. The U.S. Navy ordered a total of eight ABE systems, at a contract value of $4.4 million, four of which the Navy will use to boresight aircraft weapons and equipment and four of which the Air Force will use in support of its C-17 Globemaster aircraft program. Under the second contract, valued at $4.2 million, the Eurofighter Industry Consortium selected AAI to provide four ABE systems to support the Eurofighter 2000 Typhoon Aircraft. This award represented the first international sale of our new advanced boresighting technology.

      Other key contract awards during 1999 included a $3.5 million contract from Raytheon Company to produce 17 computer control kits and simulated ammunition sets in support of the Fire Support Combined Arms Tactical Trainer; a $3.1 million contract to upgrade 14 MHU-204/M Munitions Handling Units; and a $6.6 million contract to design and deliver a new Control Center Computer System for O-Hare International Airport in Chicago, Illinois. We also received additional funding on our Projectile Detection and Cueing program for the U.S. Army and our Novel Penetrator Fuze contract for GRC International.

SYMTRON SYSTEMS

Our Symtron Systems subsidiary, which produces simulation systems for use in training firefighters, turned in a

                        The USS Porter, shown here, features AAI's new Generic
                        Navy Stimulator/Simulator as part of the ship's Battle
    [GRAPHIC            Forces Tactical Training System. In a typical training
    OMITTED]            exercise, sailors perform detection, controlling and
                        engagement procedures, while operating combat systems controls and tactical displays.


14 Simulation and Test Systems

                            [GRAPHIC OMITTED]

solid performance last year. Our core competencies in this very specialized market provide us distinct competitive advantages in winning new business. In 1999, we leveraged these strengths successfully to attract a range of new customers around the world.

      Within the United States, we received contracts for firefighter training systems from a number of state and local municipalities, including Eugene, Oregon; Suffolk County, New York; the State of Tennessee; Byron, Illinois; Bellevue, Nebraska; and Allentown, Pennsylvania. We also continue to implement programs for various branches of the U.S. Armed Forces. Internationally, we have forged partnerships with Kawasaki Heavy Industries in Asia and Krantz-TKT in Europe, which have led to opportunities in those markets.

      Our efforts in 1999 were highlighted by accomplishments on two key programs. In October 1999, we completed our work for one of the largest firefighter training complex systems in the world, located at Monroe County, New York. Our state-of-the-art equipment serves as the backbone of this facility, and we are optimistic our work on this project will position us as a preferred provider for similar contracts in the future. Second, we completed 22 of 26 deliveries of various mobile and structural training systems to U.S. Army facilities around the world, under the Army's Simulation, Training and Instrumentation Command, reinforcing our relationship with this important area of the U.S. Armed Services.

AAI/ACL TECHNOLOGIES

AAI/ACL Technologies (ACL), which specializes in equipment for hydraulic, fuel and pneumatic testing, achieved a record year in 1999 by expanding its business in both foreign and domestic markets. ACL's total sales rose by more than 69% and new orders increased by more than 38%, providing this subsidiary with its largest backlog in its history.


                                                United Industrial Corporation 15

                               [GRAPHIC OMITTED]


16 Simulation and Test Systems

                               [GRAPHIC OMITTED]

                        "1999 was AAI/ACL Technologies' best year ever. We experienced substantial growth in all aspects of our business and secured important new contracts that will provide for future success. Key highlights included our completion of the British Airways Component Engineering Facility near London and our installation of an F-16 Pneumatic Test Facility for the Government of Taiwan."

[PHOTO OMITTED]
          THOMAS E. WURZEL
PRESIDENT, AAI/ACL TECHNOLOGIES

                        A technician adjusts a pneumatic actuator on ACL
      [GRAPHIC          equipment used to test F-16 fuel components at far left,
      OMITTED]          while two technicians assemble pneumatic test stands in
                        support of ACL's growing space launch vehicle business.

      One of the most exciting developments of the year was ACL's award of a $28 million program for the construction of an F-16 Maintenance Depot in Egypt. ACL will serve as the Integration Contractor and will purchase and manufacture much of the required test equipment and tooling. This contract represents a major milestone in ACL's growth and follows its successful record of serving the F-16 depot programs.

      In addition, ACL has pursued new avenues for expansion in the "space business." We are currently providing pneumatic panels for the launch pad for Lockheed Martin's Atlas 5 program, and we are working with Boeing to provide servocomponent panels for its Delta IV EELV Program as well as other support equipment for its new launch vehicle manufacturing facility in Alabama, under a $6 million contract.

      The commercial airline industry continues to be an important market for us. Over the course of the year, we extended our relationship with British Airways, entering a ten-year $5.4 million maintenance contract, and we were awarded a new $1 million contract from United Airlines. Outside of the commercial sector, ACL completed testing of a five-cell pneumatic test facility for the Republic of China Air Force, under a $2.3 million contract.

      This year also marked the completion of our relocation of the McClellan Air Force Base in Sacramento, California to Hill Air Force Base in Ogden, Utah, under a $10 million contract. Working together with our sister company Engineering Support Inc., we earned an evaluation of "excellent" by the U.S. Air Force following completion of this project.


                                                United Industrial Corporation 17

                                            ENGINEERING AND MAINTENANCE SERVICES

                              [GRAPHIC OMITTED]

Engineering Support, Inc. (ESI), our Engineering & Maintenance Services subsidiary, achieved its third consecutive year of record sales, bookings and profits in 1999. Sales increased 45% for the year, while new bookings rose 80% and profits jumped by 38%. With steady growth expected again in 2000, we are well on our way to establishing ESI as a market leader with a substantial revenue base.

      A key highlight of the year was the continuing expansion of our contract with the U.S. Air Force to upgrade Maintenance Training Systems for the C-17 Aircraft. During 1999, we received an additional $28 million in funding for this program, bringing the total contract value to over $101 million. We completed our first deliveries of the modified training equipment to McChord Air Force Base in Washington and Charleston Air Force Base in South Carolina two months ahead of schedule. Moreover, in further recognition of our contributions on this important program, Boeing selected ESI to be its provider of maintenance training equipment services for future C-17 international and commercial sales.

      Another key contract we have successfully grown is our $44 million program to upgrade Gunnery Maintenance Trainers for the U.S. Army's Simulation, Training and Instrumentation Command. As part of this program, we received an additional $3.5 million award to provide in-country technical support for all U.S. Army training devices in Bosnia. This contract is being extended through 2000 and will now also incorporate a component to provide support for the Army's C4I programs.

      As a complement to our engineering services business, we have developed valuable expertise in logistics support, including major relocation projects. During the year, we successfully completed a relocation program, valued at $10.3 million, for the U.S. Navy, which entailed relocating the Navy's Trenton, New Jersey Engine Test Facility to Patuxent River, Maryland. We are now assisting with installation work at the new facility, under an extended contract. Members of this team also worked together with United Industrial's AAI/ACL Technologies subsidiary to successfully move the hydraulics and electrical accessories shops of McClellan Air Force Base in California to Hill Air Force Base in Utah.


18 Engineering and Maintenance Services

                              [GRAPHIC OMITTED]

      We recognize there are further opportunities for ESI to support the activities of other United Industrial subsidiaries. As a result, we have expanded our Logistics Support staff and capabilities, and we are already pursuing a number of new programs. These include providing Logistics Support and Field Support Teams for AAI's Tactical Unmanned Aerial Vehicles (TUAV) contract and developing logistics products such as training and technical publications for the Transportation Systems business.

[PHOTO OMITTED]
MAURICE P. RANC
          VICE PRESIDENT AND GENERAL
          MANAGER, DEFENSE SYSTEMS
AND ENGINEERING AND MAINTENANCE SERVICES

                        "Drawing upon our engineering strengths, ESI has worked
                        closely with the U.S. Air Force in integrated product
     [GRAPHIC           teams to introduce high fidelity maintenance training
     OMITTED]           solutions for the C-17 aircraft. Together, we have
                        developed a superior trainer at a significantly lower cost to the Air Force."

                        Improvements to the trainer's cockpit displays, instruments and controls at far left, support more realistic, high fidelity training, while the use of an actual C-17 engine in the Aircraft Engine Cowling Trainer, being checked here by ESI technicians, further enhances the training experience.

                                                United Industrial Corporation 19

                                                          TRANSPORTATION SYSTEMS

                               [GRAPHIC OMITTED]


20 Transportation Systems

                        "The New Jersey Transit contract, the largest rail car project to be undertaken by AAI to date, accelerates our expansion into rail vehicle overhaul services. This is a high-potential growth market where we can apply our technical skills."

[PHOTO OMITTED]
     JOHN T. MERRY
VICE PRESIDENT AND GENERAL
MANAGER, TRANSPORTATION SYSTEMS

                        AAI technicians are shown here modifying the structure
      [GRAPHIC          of New Jersey Comet II cars to incorporate new doors
      OMITTED]          that will enable entry from either ground or platform
                        levels.

As part of our growth strategy, we are actively expanding our presence in the rail vehicle overhaul segment of the transportation industry. This is a market with great potential where we believe we can leverage United Industrial's resources and capabilities to become a significant competitor.

      A major milestone in this strategy was our receipt of a substantial overhaul contract for the New Jersey Transit Authority in February 1999. Under this $71 million program, we are now upgrading 116 Comet II commuter railroad cars. This project is scheduled for completion in May 2001. In addition, we are pursuing opportunities for similar overhaul programs for the Baltimore Metropolitan Transit Authority and the Washington Metropolitan Area Transit Authority.

      Our joint venture with Czech firm Skoda, Electric Transit Inc. (ETI), moved forward on two key electric trolley bus programs during the year. In July 1999, we delivered the last of 54 electric trolley buses to the Miami Valley Regional Transit Authority in Ohio, successfully completing this $32.5 million contract.

      In addition, work on our program for the San Francisco Municipal Railway is underway. We have delivered two standard prototype buses for testing, the first of which has successfully completed its 9,000 mile acceptance test. Based on our customer's enthusiastic response to the prototypes, we are moving ahead on production and expect to deliver the first buses in late 2000. United Industrial's portion of this contract is valued at approximately $54 million.


                                                United Industrial Corporation 21

                            ENERGY SYSTEMS

Detroit Stoker, our energy systems subsidiary, made significant strides last year in expanding its business overseas, while taking advantage of opportunities in the U.S. market, where deregulation and the robust economy have bolstered demand for alternative energy sources. In addition, our strong service focus and our experience in customizing solutions to meet customers' diverse energy needs have enhanced our ability to win new business.

SIGNIFICANT POTENTIAL FOR OVERSEAS EXPANSION

Overseas markets offer the greatest potential for expansion, and our team has worked diligently to take advantage of emerging opportunities. Currently, more than one-third of Detroit Stoker's new contract orders originate from overseas customers.

      Demand in markets such as Germany, New Zealand and Canada continues to be buoyed by increasing interest in environmentally friendly biomass fuels. In Germany, for example, customers are utilizing Detroit Stoker technology to produce electricity and generate process steam from biomass waste streams, such as bark, wood waste and shavings. Our ability to help customers to harness resources such as these to meet their energy needs is a powerful competitive advantage, and we plan to continue to leverage this core competency to gain entry into new markets.

22 Energy Systems

                               [GRAPHIC OMITTED]

                        "The installation of Detroit Stoker's advanced stoker technology has enabled our customers worldwide to improve operating performance and efficiencies while lowering fuel consumption, resulting in higher overall returns."

                        The 17 MWE Independent Power Renewable Biomass Energy Plant, pictured here, utilizes virgin forest wood, community brush, recycled wood pallets and landfill gas for fuel production. The plant was recently retrofitted with Detroit Stoker products, leading to improved results.

[PHOTO OMITTED]
MICHAEL J. DIMONTE
   PRESIDENT, DETROIT STOKER

NEW GROWTH OPPORTUNITIES IN THE U.S.

Deregulation of the energy industry in the U.S., coupled with rising demand for electricity, has provided an environment in which independent power producers
(IPP) have flourished. These IPPs have looked to us to help them manage greater demand through plant refurbishments and upgrades, which have enhanced plant efficiency and lowered operating costs.

At the same time, we have enabled coal-based producers to better compete against their gaseous fuel counterparts through the design of advanced technologies that improve performance and emissions without sacrificing combustion efficiency.

      In fact, customer demand for enhanced operating performance and lower emissions continues to boost sales of our Hydrograte(R) stoker technology in the U.S. The Hydrograte efficiently burns high-moisture content fuels, such as wood waste, to produce electricity and process steam. We are seeing greater interest in the U.S. in this type of system and completed two significant projects in the States of Massachusetts and Virginia in 1999.

ENHANCING OUR VALUE TO OUR CUSTOMERS

As part of our ongoing customer service focus, we launched a number of initiatives in 1999 to further improve Detroit Stoker's products and services for customers. From introducing new standardized equipment to reducing production cycles, these steps are enabling us to achieve new heights in meeting and exceeding our customers' expectations. We fully intend to build on this success and our market leadership position in the future, through continued innovation and our relentless commitment to excellence.


                                                United Industrial Corporation 23

Vice President
Corporate
Communications,
Associate General Counsel and
Secretary of United Industrial Corporation.
Director since 1995.

President and Chief Executive Officer
of the Aerospace
Corporation.
Director since 1995.

The Joseph Solomon Distinguished
Professor of Law and
former Dean/Professor
of Law of New York
Law School.
Director since 1996.

President of JSA
Partners, Inc. and Chairman and
Co-Founder of JSA Research, Inc.
Director since 1998.

Chairman of the
Board of United
Industrial Corporation.
Director since 1995.

President and CEO
of United Industrial
Corporation and
AAI Corporation.
Director since 1995.

BOARD OF DIRECTORS

Susan Fein Zawel

Edward C. Aldridge, Jr.
                               [GRAPHIC
E. Donald Shapiro              OMITTED]

Joseph S. Schneider

Harold S. Gelb
Chairman of the Board

Richard R. Erkeneff
President and CEO


24 Board of Directors

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Year Ended December 31, 1999 Compared With Year Ended December 31, 1998.

Net sales of $216,979,000 in 1999 increased 6% from $204,305,000 in 1998. This increase was attributable to an expansion in the Company's defense segment, partially offset by lower sales volume in the energy and transportation segments. The defense segment experienced sales growth of $22,292,000 or 15% to $175,493,000 in 1999 from $153,201,000 in 1998 due to a general increase in volume. Sales in 1998 were negatively affected by the delayed commencement of certain programs caused by procurement deferments. Backlog in the defense segment increased $6,414,000 or 4.4% to $153,048,000 at December 31, 1999 from $146,634,000 at December 31, 1998. Sales to agencies of the U.S. Government, primarily by the defense segment, were $133,328,000 in 1999 and $106,763,000 in 1998. Export sales by the defense segment were $34,182,000 in 1999 and $31,117,000 in 1998, an increase of $3,065,000 or 9.8%. The defense segment's business is heavily influenced by changes in the budgetary plans and procurement policies of the U.S. Government. Reduction in defense spending and program cancellations in recent years have adversely affected operating results. Further, government contracts are subject to price redetermination under certain circumstances and may be terminated for the convenience of the government. The Company intends to maintain a strong focus on Department of Defense opportunities and believes it is well positioned over the long term to benefit from the demand for advanced technological systems by the U.S. and foreign governments.

      Net sales in the energy segment were $32,190,000 in 1999, a decrease of $2,264,000 or 7.0% from $34,454,000 in 1998. Backlog in the energy segment decreased $4,584,000 or 49% to $4,750,000 at December 31, 1999 compared to $9,334,000 at December 31, 1998. These decreases were due to a reduction in customer capital spending. In February 2000, the energy segment received a contract valued at $6,400,000.

      Net sales in the transportation segment were $9,296,000 in 1999, a decrease of $7,354,000 from $16,650,000 in 1998. The sales volume decreased during 1999 primarily because production on the San Francisco ("MUNI") electric trolley bus ("ETB") contract had not commenced. The transportation segment was hindered in performing its subcontract effort on the MUNI ETB contract due to financing difficulties, at Skoda a.s., a Czech Republic firm and certain of its subsidiaries that are major subcontractors of Electric Transit, Inc. ("ETI"). These difficulties were alleviated in early 2000 through successful negotiations for MUNI program related credit facilities. ETI is owned 65% by Skoda a.s. and 35% by the Company. Transportation's backlog increased to $135,018,000 at December 31, 1999 from $53,860,000 at December 31, 1998 generally due to a contract award to overhaul railcars for New Jersey Transit.

      Gross profit increased to $55,425,000 in 1999 from $52,271,000 in 1998.
The gross margin percentage was 25.6% in 1999 and 1998. The defense segment gross margin percentage increased to 28.2% in 1999 from 26.2% in 1998 due to improved profitability on certain contracts. The energy segment had a 2.5% decrease in gross margin percentage from the same period last year generally attributable to competitive market conditions. The loss in the transportation segment gross margin was caused primarily by delays at ETI which resulted in inadequate production volume for the levels of overhead expenses as well as a reserve for anticipated warranty work on a previously completed program. In early February 2000, the Company discovered that a program completed during 1998 will likely require a significant warranty effort. Consequently, the Company recorded a $5 million reserve for this effort in the fourth quarter of 1999.

      Selling and administrative expenses as a percentage of net sales were 21.1% in 1999 and 20.6% in 1998. Selling and administrative expenses increased 9% in 1999. The increase was generally attributable to increased research and development and marketing efforts in the defense segment. However, another factor contributing to this increase was due diligence costs of $700,000 related to the Company's


                                                United Industrial Corporation 25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS -- (continued)

proposal in May 1999 to purchase Skoda's electric trolley bus manufacturing subsidiary and its interest in the ETI joint venture, which was later withdrawn.

      Other expense -- net amounted to a net expense of $2,246,000 in 1999 compared to a net expense of $2,783,000 in 1998. These losses include $3,362,000 ($2,108,000, net of taxes or $.17 per diluted share) and $3,060,000 ($1,919,000 net of taxes or $.15 per diluted share) related to the Company's interest in ETI during 1999 and 1998, respectively.

      ETI's Dayton electric trolley bus program experienced cost growth that resulted in a $2,853,000 loss ($1,789,000, net of taxes) during 1999. All the trolley buses for Dayton have been delivered to and accepted by the customer and the program has now been substantially completed. Although ETI is owned 35% by AAI Corporation and 65% by Skoda a.s., during 1999 the transportation segment has recorded 100% of the ETI loss because of Skoda's inability to meet its financial obligations under ETI's shareholder agreement.

      During 1999, Skoda had difficulty in obtaining sufficient capital to finance its equity share of ETI's working capital as well as its MUNI subcontract from ETI. The Company had been working with ETI and Skoda to obtain the financing for the contract. The Czech Export Bank executed credit facility documents with ETI and two Skoda subsidiaries in February 2000. As a result, all the financial arrangements have been completed, and it is expected that there will now be sufficient working capital for ETI to perform the MUNI contract. With the completion of new financing arrangements for ETI in February 2000 and the warranty matter noted above accounted for, the Company expects its transportation business to achieve profitability in the second half of 2000. At the same time, the Company continues to explore strategic alternatives for the transportation business.

      Interest expense decreased to $160,000 in 1999 from $170,000 in 1998.

      Interest income decreased to $1,908,000 in 1999 from $3,675,000 in 1998 due to reduced investments.

      In 1999, net income decreased $6,734,000 or 52% to $6,277,000 or $.50 per diluted share from $13,011,000 or $1.03 per diluted share, in 1998.

      The Company's transportation segment recorded a loss of $13,112,000 ($8,221,000, net of taxes or $.66 per diluted share) in 1999 and $5,807,000 ($3,640,000, net of taxes or $.29 per diluted share) in 1998.

      The 1998 net income included gains on sales of real estate of $4,332,000 ($2,696,000, net of taxes, or $.22 per diluted share), a tax contingency reduction of $4,458,000 ($2,920,000, net of taxes, or $.23 per diluted share) partially offset by a litigation settlement expense of $4,500,000 ($2,948,000, net of taxes, or $.24 per diluted share).

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


26 Financials

      Net sales in the energy segment decreased 9%, or $3,473,000 to $34,454,000 in 1998 from $37,927,000 in 1997, due primarily to the reduction of replacement parts sales. Backlog in the energy segment was $9,334,000 at December 31, 1998, representing an increase of $318,000 or 3.5%, greater than the backlog of $9,016,000 at the 1997 year-end.

      Net sales in the transportation segment were $16,650,000 during 1998 as compared to $16,987,000 during 1997. In addition, transportation's backlog decreased by $3,449,000, or 6.0% to $53,860,000 at year-end 1998 from
$57,309,000 at year-end 1997.

      Gross profit decreased to $52,271,000 in 1998 from $58,628,000 in 1997.
The gross margin percentage increased to 25.6% in 1998 from 24.9% in 1997. Excluding the Disposed Businesses, the gross profit was $52,697,000 in 1997. The gross margin percentage decreased from 25.7% to 25.6%. In the defense segment, the gross margin percentage decreased to 26.2% in 1998 from 26.9% in 1997. Excluding the Weather Systems business from the defense segment, the gross margin percentage decreased to 26.2% in 1998 from 27.7% in 1997. This reduction in gross margin was primarily due to significant profitability recorded during 1997 regarding major contracts to deliver an unmanned air vehicle system and an air defense training system. The 2.3% decrease in the gross margin percentage in the energy segment to 36% in 1998 from 38.3% in 1997 was generally attributable to decreased sales and competitive market conditions. The transportation segment experienced negative gross margins of $347,000 in 1998 and $3,568,000 in 1997. The transportation segment experienced high initial costs to establish itself in the marketplace.

      Selling and administrative expenses as a percentage of net sales were 20.6% in 1998 and 18.3% in 1997. Excluding the Disposed Businesses, the selling and administrative expenses as a percentage of net sales were 19.3% in 1997. Selling and administrative expenses decreased $976,000 in 1998 compared to 1997. Excluding the Disposed Businesses, the selling and administrative expenses increased $2,394,000, or 6%. The increase was generally attributable to litigation expenses, partially offset by various operating efficiencies. Interest expense was $170,000 in 1998 and $915,000 in 1997. The decrease was due to reduced borrowings.

      Other expense (income) -- net amounted to a net expense of $2,783,000 in 1998 compared to income of $1,150,000 in 1997. The increase in net expenses of $3,933,000 was due to an increase in the equity in the loss of investees of $2,577,000 in 1998 and $764,000 in 1997. The Company's interest in Electric Transit, Inc. ("ETI"), a company owned 35% by AAI and 65% by Skoda, a Czech Republic firm, has resulted in losses of $3,060,000 and $1,020,000 recorded by AAI during 1998 and 1997, respectively. The losses incurred by ETI were caused by costs necessary to establish itself in the industry, cost growth on ETI's scope of work regarding its contract to deliver electric trolley buses to the Miami Valley Regional Transit Authority as well as increased selling, general and administrative expenses. Also, 1997 other income included the proceeds from a favorable litigation settlement, net of related legal expenses of approximately $3,000,000, partially offset by an increase in a charge related to a contingent payment of $664,000 to the sellers of an acquired subsidiary. In 1998, the contingent payment was $268,000.

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


                                                United Industrial Corporation 27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS -- (continued)

recorded in the third quarter related to a local tax matter. For 1997, income, net of taxes, related to the Disposed Businesses totaled $1,595,000, or $.13 per diluted share. Excluding the above special items and income from divested businesses, net income increased to $10,343,000, or $.82 per diluted share, for the year ended 1998 from $6,981,000, or $.56 per diluted share, for 1997.

Liquidity and Capital Resources

Cash and cash equivalents amounted to $13,092,000 at the end of 1999 and $21,126,000 at the end of 1998. At December 31, 1998, the Company had invested $4,702,000 in marketable securities.

      The Company expects to meet its cash requirements for 2000, including amounts necessary to fund business ventures, from current cash, operations and borrowings available under its existing line of credit. The Company is currently negotiating a replacement line of credit and expects such negotiation to be successful. Factors relating to the amounts of cash from operating, financing and investing activities are presented in detail in the Consolidated Statements of Cash Flows.

      The Company paid cash dividends of $.40 per share in 1999, $.40 per share in 1998 and $.29 per share in 1997. Aggregate payments amounted to $4,910,000 in 1999, $4,927,000 in 1998 and $3,536,000 in 1997.

      The ratio of current assets to current liabilities was 1.9 at the end of 1999 and 2.3 at the end of 1998. During 1998, the Company repurchased 148,300 shares of stock in the open market at a cost of $1,475,000.

      Capital expenditures were $12,530,000 in 1999 and $14,032,000 in 1998.
There were no material commitments for acquisition of capital assets as of December 31, 1999.

      On June 11, 1997, the Company and its subsidiaries entered into a Revolving Line of Credit Loan Agreement, Term Loan Agreement and Security Agreement ("Agreements") (amending and restating a credit agreement, dated as of October 13, 1994) with an institutional lender. At December 31, 1999, the Company had no outstanding borrowings under the Agreements. The amount available under the Revolving Line of Credit Agreement is $17,500,000 with various interest rate options, and is reduced by the letter of credit obligations, which may not exceed $12,500,000. The Agreement provides for restrictive covenants among which are debt service coverage ratio, quick ratio, senior debt ratio and a tangible net worth requirement, all as defined. All assets now owned or hereafter acquired by the Company and its subsidiaries are pledged as collateral under the Agreement.

      In March 2000, the Agreements were amended to extend the expiration date to January 11, 2001, increase the sublimit on letter of credit obligations to $16,500,000 and to limit the aggregate amount of advances to be made to a borrowing base, as defined.


28 Financials

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

      The following table presents firmly committed sales exposures and related derivative contracts.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   FAIR MARKET VALUE
(In thousands, except average contract rate)   2000     2001      2002      2003      2004   THEREAFTER   TOTAL    DECEMBER 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
Firmly committed sales contracts
Spanish Pesetas                               $   773  $   --   $    --   $    --   $    --  $    --     $   773
Australian Dollars                                 --      --        --       501       380      190       1,071
Related forward contracts to sell
    currencies for U.S. dollars
Spanish Pesetas

    Notional amount (USD)                     $   505      --        --        --        --       --     $   505
    Average contract rate (ESP/USD)             153.9      --        --        --        --       --          --        $   (33)
Australian Dollars

    Notional amount (USD)                     $    --  $   --   $    --   $   502   $   462  $    --     $   964
    Average contract rate (AUD/USD)                --      --        --     .6429     .6429       --          --        $  (107)
====================================================================================================================================

Environmental and Other Litigation

The Company, along with numerous other parties, has been named in five tort actions relating to environmental matters based on allegations partially related to a predecessor's operations. These tort actions seek recovery for personal injury and property damage among other damages. One tort claim is a certified property and medical class action. The Company reached a written settlement of all these matters with the plaintiffs for, among other items, a cash payment of $4,250,000.

      The Superior Court of Maricopa County has scheduled a hearing for final approval of the settlement for March 14, 2000. See Note 15.

Impact of Year 2000

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company expensed


                                                United Industrial Corporation 29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS -- (continued)

approximately $210,000 during 1999 in connection with remediating its systems. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. Management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

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


30 Financials

CONSOLIDATED STATEMENTS OF OPERATIONS
UNITED INDUSTRIAL CORPORATION

                                                         YEAR ENDED DECEMBER 31
                                             ----------------------------------
(Dollars in thousands, except per share data)     1999         1998        1997
-------------------------------------------------------------------------------
Net Sales                                    $ 216,979    $ 204,305   $ 235,183
Operating costs and expenses:
Cost of sales                                  161,554      152,034     176,555
Selling and administrative                      45,829       42,031      43,007
Gains on sale of assets -- net                      --       (4,918)    (13,306)
Other expense (income) -- net                    2,246        2,783      (1,150)
Interest income                                 (1,908)      (3,675)     (1,444)
Interest expense                                   160          170         915
                                             ----------------------------------
Total Operating Costs and Expenses             207,881      188,425     204,577
-------------------------------------------------------------------------------
Income Before Income Taxes                       9,098       15,880      30,606
Provision (credit) for income taxes
Federal
    Current                                      3,181        8,950       6,802
    Deferred                                    (1,165)      (3,109)      1,176
State                                              805       (2,972)      7,803
-------------------------------------------------------------------------------
Income Taxes                                     2,821        2,869      15,781
                                             ----------------------------------
Net Income                                   $   6,277    $  13,011   $  14,825
-------------------------------------------------------------------------------

Earnings Per Share

    Basic                                    $     .51    $    1.06   $    1.22
                                             ----------------------------------
    Diluted                                  $     .50    $    1.03   $    1.19
-------------------------------------------------------------------------------

See notes to financial statements


                                                United Industrial Corporation 31

CONSOLIDATED BALANCE SHEETS
UNITED INDUSTRIAL CORPORATION

                                                                     DECEMBER 31
                                                             -------------------
(Dollars in thousands)                                           1999       1998
--------------------------------------------------------------------------------
ASSETS

Current Assets
    Cash and cash equivalents                                $ 13,092   $ 21,126
    Marketable securities                                          --      4,702
    Trade receivables
        U.S. Government                                        21,763     13,294
        Other                                                  26,632     27,250
                                                             -------------------
                                                               48,395     40,544

    Inventories                                                42,187     23,569
    Prepaid expenses and other current assets                   3,239      2,067
    Deferred income taxes                                       3,041      1,526
                                                             -------------------
 Total Current Assets                                         109,954     93,534
--------------------------------------------------------------------------------
Other Assets                                                   56,005     56,421

Property and Equipment

    Land                                                          501        501
    Buildings and improvements                                 40,065     36,277
    Machinery and equipment                                    76,256     71,449
    Furniture and fixtures                                      5,259      4,982
                                                             -------------------
                                                              122,081    113,209

    Less allowances for depreciation and amortization          86,248     82,643
--------------------------------------------------------------------------------
                                                               35,833     30,566
--------------------------------------------------------------------------------
                                                             $201,792   $180,521
--------------------------------------------------------------------------------

32 Financials

                                                                    DECEMBER 31
                                                         ----------------------
(Dollars in thousands)                                        1999         1998
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

    Accounts payable                                     $   9,837    $  12,235
    Accrued employee compensation and taxes                  7,710        8,320
    Customer advances                                       25,705        4,303
    Provision for contract losses                            7,026        4,558
    Federal income taxes                                       636        2,973
    Other liabilities                                        7,847        8,255
                                                         ----------------------
 Total Current Liabilities                                  58,761       40,644
--------------------------------------------------------------------------------

 Postretirement Benefits Other Than Pensions                24,614       23,136
 Other Liabilities                                           3,887        4,175
 Deferred Income Taxes                                       3,475        3,125

 Shareholders' Equity

    Common stock -- par value $1.00 per share
    Authorized shares -- 30,000,000
    Outstanding shares:

    1999 -- 12,294,138; 1998 -- 12,250,063                  14,374       14,374
    Additional capital                                      89,483       89,583
    Retained earnings                                       23,616       22,249
    Cost of shares in treasury:
    1999 -- 2,080,010 shares; 1998 -- 2,124,085 shares     (16,418)     (16,765)
                                                         ----------------------
 Total Shareholders' Equity                                111,055      109,441
                                                         ----------------------
                                                         $ 201,792    $ 180,521
--------------------------------------------------------------------------------

See notes to financial statements


                                                United Industrial Corporation 33

CONSOLIDATED STATEMENTS OF CASH FLOWS
UNITED INDUSTRIAL CORPORATION

                                                                YEAR ENDED DECEMBER 31
                                                      --------------------------------
(Dollars in thousands)                                    1999        1998        1997
--------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Net income                                            $  6,277    $ 13,011    $ 14,825
Adjustment to reconcile net income
    to net cash provided by operating activities:
Depreciation and amortization                            7,682       7,816       9,559
Deferred income taxes                                   (1,165)     (3,109)      1,176
Gains on sale of assets                                     --      (4,918)    (13,306)
Changes in operating assets and liabilities -- net
    (Decrease) increase in current income taxes         (2,337)      2,343        (333)
    (Increase) decrease in trade receivables            (7,851)    (12,725)      7,855
    (Increase) decrease in inventories                 (18,618)      8,221       5,839
    Increase in prepaid expenses and
        other current assets                            (1,172)       (425)       (494)
    Increase (decrease) in customer advances            21,402         761      (2,331)
    (Decrease) increase in accounts payable, accruals,
        advances and other current liabilities            (948)      5,305       1,441
 Other -- net                                           (2,498)     (1,412)        (96)
                                                      --------------------------------
Net Cash Provided By Operating Activities                  772      14,868      24,135

INVESTING ACTIVITIES
--------------------------------------------------------------------------------------
Decrease (increase) in advances to investee              3,703     (12,735)     (9,639)
Sale (purchase) of marketable securities                 4,702       1,400      (6,102)
Purchase of property and equipment                     (12,530)    (14,032)     (6,926)
Net proceeds from sale of assets                            --      19,850      19,183
                                                      --------------------------------
Net Cash Used For Investing Activities                  (4,125)     (5,517)     (3,484)

FINANCING ACTIVITIES
--------------------------------------------------------------------------------------
Proceeds from borrowings                                    --          --       6,250
Payments on long-term debt and borrowings                   --      (5,729)    (14,271)
Dividends                                               (4,910)     (4,927)     (3,536)
Purchase of treasury shares                                 --      (1,475)         --
Proceeds from exercise of stock options                    229         808         577
--------------------------------------------------------------------------------------
Net Cash Used for Financing Activities                  (4,681)    (11,323)    (10,980)
--------------------------------------------------------------------------------------
(Decrease) Increase in Cash and Cash Equivalents        (8,034)     (1,972)      9,671
--------------------------------------------------------------------------------------
Cash and Cash Equivalents at Beginning of Year          21,126      23,098      13,427
                                                      --------------------------------
Cash and Cash Equivalents at End of Year              $ 13,092    $ 21,126    $ 23,098
--------------------------------------------------------------------------------------

See notes to financial statements

34 Financials

NOTES TO FINANCIAL STATEMENTS

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

Inventories

Inventories are stated at the lower of cost or market. At December 31, 1999 and 1998, approximately 6% and 9%, respectively, of total inventory was priced by the last-in, first-out (LIFO) method with the remainder priced at actual, average, or standard cost. If the first-in, first-out (FIFO) method of inventory pricing had been used, inventories would have been approximately $3,691,000 higher than reported on December 31, 1999 and $3,851,000 higher than reported on December 31, 1998.

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


                                                United Industrial Corporation 35

Earnings per Share

Basic earnings per share is based on the weighted-average-number of common shares outstanding. Diluted earnings per share gives effect to the assumed exercise of dilutive options, warrants and convertible securities using, where appropriate, the treasury stock method.

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

Foreign Currency Contracts

The Company enters into forward exchange contracts to manage its exposure against foreign currency fluctuations on sales transactions denominated in foreign currencies. The contract obligates the Company to exchange predetermined amounts of the foreign currency at certain dates, or to make an equivalent U.S dollar payment equal to the value of such exchanges. The Company does not hold or issue financial instruments for trading purposes. At December 31, 1999 the Company had entered into foreign currency forward contracts with a large financial institution for Spanish pesetas and Australian dollars with an aggregate notional value of $1,469,000, and an aggregate loss of $140,000 based on fair market value. The Company accounts for these contracts under the accrual method.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. Management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

NOTE 3 MARKETABLE SECURITIES

At December 31, 1999, the Company had no short-term investments. At December 31, 1998, the Company's short-term investments consisted of debt securities, whose carrying amount was $4,702,000, which approximated market value and were classified as held-to-maturity securities. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity.


36 Financials

NOTE 4 TRADE RECEIVABLES

Amounts due from the U.S. Government primarily related to long-term contracts of the Company's defense segment were as follows:

                                                                     DECEMBER 31
                                                           ---------------------
(Dollars in thousands)                                        1999          1998
--------------------------------------------------------------------------------
Amounts billed                                             $16,592       $ 8,589
Unbilled recoverable costs and earned fees                   4,979         4,413
Retainage per contract provisions                              192           292
                                                           ---------------------
                                                           $21,763       $13,294
                                                           ---------------------

      Billed and unbilled amounts above include $3,727,000 and $1,738,000 at December 31, 1999 and 1998, respectively, related to contracts for which a subsidiary of the Company is a subcontractor to other government contractors. Unbilled recoverable costs and earned fees represent amounts that will be substantially collected within one year. Retainage amounts will generally be billed over the next twelve months.

NOTE 5 INVENTORIES

                                                                    DECEMBER 31
                                                           --------------------
(Dollars in thousands)                                         1999        1998
--------------------------------------------------------------------------------
Finished goods and work in progress                        $  6,448    $  5,173
                                                           --------------------
Costs and earnings relating to long-term contracts           43,642      29,094
Deduct progress payments related to long-term contracts     (11,188)    (14,116)
                                                           --------------------
Costs and earnings in excess of billings                     32,454      14,978
                                                           --------------------
Total finished goods and work in progress                    38,902      20,151
Materials and supplies                                        3,285       3,418
                                                           --------------------
                                                           $ 42,187    $ 23,569
                                                           --------------------

      The inventoried costs associated with long-term contracts include costs and earnings of $32,454,000 in 1999 and $14,978,000 in 1998 of incomplete contracts not yet billable to the customer. These amounts represent the difference between the percentage-of-completion method of accounting for long-term contracts used to record operating results by the Company's defense segment and the amounts billable to the customer under the terms of the specific contracts. Estimates of final contract costs and earnings (including earnings subject to future determination through negotiation or other procedures) are reviewed and revised periodically throughout the lives of the contracts. Adjustments of earnings resulting from the revisions are recorded on a current basis. The Company recognized losses of $7,680,000 ($4,815,000 net of tax benefit) and $1,999,000 ($1,236,000 net of tax benefit) during 1999 and 1998, respectively, resulting primarily from revision of cost estimates on certain major long-term contracts.

      Included in the 1999 and 1998 costs and earnings in excess of billings were $2,284,000 and $2,150,000, respectively, on certain government contracts in excess of the negotiated contract values which are, or will be, the subject of formal claims if not resolved by negotiation.

      Inventories do not include any significant amounts of unamortized tooling, learning curve, and other deferred costs, claims, or other similar items whose recovery is uncertain.


                                                United Industrial Corporation 37

NOTE 6 OTHER ASSETS

                                                                     DECEMBER 31
                                                           ---------------------
(Dollars in thousands)                                        1999          1998
--------------------------------------------------------------------------------
Net pension asset                                          $39,262       $34,799
Advances to investee                                        12,444        16,147
Patents and other intangible assets, net                     3,855         4,730
Other                                                          444           745
                                                           ---------------------
                                                           $56,005       $56,421
                                                           ---------------------

      Patents and other intangible assets represent assets acquired in connection with purchased businesses and are being amortized primarily on a straight-line basis over 5 to 10 years. Amortization expense amounted to $885,000 in 1999, $1,526,000 in 1998, and $1,543,000 in 1997. Accumulated
amortization amounted to $9,970,000 and $9,085,000 at December 31, 1999 and 1998, respectively. Receivables from investees under subcontracts of $5,821,000 and $6,228,000 are classified as accounts receivable at December 31, 1999 and 1998, respectively.

NOTE 7 LONG-TERM DEBT AND CREDIT ARRANGEMENTS

On June 11, 1997, the Company and its subsidiaries entered into a Revolving Line of Credit Loan Agreement, Term Loan Agreement and Security Agreement ("Agreement") (amending and restating a credit agreement, dated as of October 13, 1994) with an institutional lender. In July 1997, the Company borrowed $6,250,000 under the Term Loan Agreement, at LIBOR plus a fluctuating margin. The principal was payable in sixty consecutive monthly installments. At December 31, 1999, there were no borrowings under the Agreement. The amount available under the Revolving Line of Credit Loan Agreement is $17,500,000 with various interest rate options, and is reduced by the letter of credit obligations which may not exceed $12,500,000. The Revolving Line of Credit Loan Agreement expires June 11, 2000. The Company is currently negotiating a replacement line of credit and expects such negotiation to be successful. The letter of credit obligations outstanding at December 31, 1999 and 1998 under the Agreement were $9,779,000 and $7,129,000, respectively. The Agreement provides for restrictive covenants among which are debt service coverage ratio, quick ratio, senior debt ratio and a tangible net worth requirement, all as defined. All assets now owned or hereafter acquired are pledged as collateral under the Agreement.

      Interest expense was $160,000 in 1999, $170,000 in 1998 and $915,000 in
1997. Interest paid was $166,000 in 1999, $494,000 in 1998 and $1,290,000 in
1997.

38 Financials

NOTE 8 STOCK OPTIONS

In May 1994, the shareholders approved the 1994 Stock Option Plan ("Plan"), which provides for the granting of options with respect to the purchase of an aggregate of up to 600,000 (increased in May 1996 to 1,200,000, May 1998 to 1,800,000 and May 1999 to 2,400,000) shares of common stock of the Company from time to time to key employees of the Company and its subsidiaries. Options granted may be either "incentive stock options," within the meaning of Section 422A of the Internal Revenue Code, or non-qualified options.

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

      Had compensation cost been determined consistent with the fair value method set forth under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), for all awards during 1999, 1998 and 1997 under the plans, net income and net income per common share would have decreased to the pro forma amounts indicated below:

                                                                 YEAR ENDED DECEMBER 31
                                                   ------------------------------------
(Dollars in thousands, except per share amounts)         1999         1998         1997
---------------------------------------------------------------------------------------
Net Income:
As reported                                        $    6,277   $   13,011   $   14,825
Pro forma                                               5,566       12,406       14,536
Net income per common share:
As reported:
Basic                                                     .51         1.06         1.22
Diluted                                                   .50         1.03         1.19
Pro forma:
Basic                                                     .45         1.01         1.19
Diluted                                                   .44          .98         1.17
                                                   ------------------------------------

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yields of 3.9%, 3.5% and 3.7%; expected volatility of 39%, 31% and 37%; risk-free interest rates of 4.7%, 5% and 6.2%; and expected lives of three to five years in 1999 and five years in 1998 and 1997. The weighted-average fair value of an option granted was $2.64, $2.78 and $2.19 for the years ended December 31, 1999, 1998 and 1997, respectively.


                                                United Industrial Corporation 39

      A summary of stock option activity under all plans is as follows:

                                                                       WEIGHTED-
                                                           NUMBER       AVERAGE
                                                              OF       EXERCISE
(Shares in thousands)                                      SHARES         PRICE
--------------------------------------------------------------------------------
Balance at January 1, 1997                                  467           $ 5.23
Granted                                                     483             7.35
Exercised                                                  (109)            5.31
Canceled                                                     (1)            4.75
--------------------------------------------------------------------------------
Balance at December 31, 1997                                840             6.44
--------------------------------------------------------------------------------
Granted                                                     538            12.01
Exercised                                                  (148)            5.38
Canceled                                                     (4)            7.50
--------------------------------------------------------------------------------
Balance at December 31, 1998                              1,226             9.01
--------------------------------------------------------------------------------
Granted                                                     489             9.36
Exercised                                                   (42)            5.47
--------------------------------------------------------------------------------
Balance at December 31, 1999                              1,673             9.20
--------------------------------------------------------------------------------

                                                                     DECEMBER 31
--------------------------------------------------------------------------------
(In thousands)                                      1999        1998        1997
--------------------------------------------------------------------------------
Exercisable                                          833         411         155
Available for future grants                          727         615         546
--------------------------------------------------------------------------------

      The weighted-average remaining life for options outstanding as of December 31, 1999, is 6.8 years. The following table summarizes information about stock options outstanding at December 31, 1999:

                                                           SHARES (in thousands)
--------------------------------------------------------------------------------
RANGE OF EXERCISE PRICES                             EXERCISABLE    OUTSTANDING
--------------------------------------------------------------------------------
$4.50 to $7.00                                             301           326
$7.50 to $9.50                                             260           719
$10.25 to $13.00                                           272           628
--------------------------------------------------------------------------------
                                                           833         1,673
--------------------------------------------------------------------------------

NOTE 9 LEASES

Total rental expense for all operating leases amounted to $2,883,000 in 1999, $2,178,000 in 1998 and $1,543,000 in 1997. Contingent rental payments were not significant.

      The future minimum rental commitments as of December 31, 1999, for all noncancellable leases are $3,351,000 in 2000; $2,757,000 in 2001; $2,493,000 in
2002; $1,936,000 in 2003, and $975,000 in 2004.

40 Financials

NOTE 10 CHANGES IN SHAREHOLDERS' EQUITY

                                              COMMON                                                         SHARE-
                                              SHARES       COMMON  ADDITIONAL     RETAINED    TREASURY     HOLDERS'
(In thousands)                           OUTSTANDING        STOCK     CAPITAL     EARNINGS       STOCK       EQUITY
-------------------------------------------------------------------------------------------------------------------
   Balance, January 1, 1997                   12,174    $  14,374   $  90,196    $   2,876   $ (17,301)   $  90,145
   Net income                                     --           --          --       14,825          --       14,825
   Cash dividends declared ($.29 per share)       --           --          --       (3,536)         --       (3,536)
   Stock options                                 109           --        (267)          --         857          590
   Employee awards                                 1           --          --           --          --           --
   Exchange of shares*                           (35)          --          --           --          --           --
-------------------------------------------------------------------------------------------------------------------
   Balance, December 31, 1997                 12,249       14,374      89,929       14,165     (16,444)     102,024
   Net income                                     --           --          --       13,011          --       13,011
   Cash dividends declared ($.40 per share)       --           --          --       (4,927)         --       (4,927)
   Shares repurchased                           (148)          --          --           --      (1,475)      (1,475)
   Stock options                                 148           --        (346)          --       1,154          808
   Employee awards                                 1           --          --           --          --           --
-------------------------------------------------------------------------------------------------------------------
   Balance, December 31, 1998                 12,250       14,374      89,583       22,249     (16,765)     109,441
   Net Income                                     --           --          --        6,277          --        6,277
   Cash dividends declared ($.40 per share)       --           --          --       (4,910)         --       (4,910)
   Stock options                                  42           --        (102)          --         331          229
   Employee awards                                 2           --           2           --          16           18
-------------------------------------------------------------------------------------------------------------------
   Balance, December 31, 1999                 12,294    $  14,374   $  89,483    $  23,616   $ (16,418)   $ 111,055
-------------------------------------------------------------------------------------------------------------------

*Shareholder surrendered 565,444 common shares in exchange for 530,444 shares. This transaction affected treasury shares.

NOTE 11 PENSIONS AND OTHER POSTRETIREMENT BENEFITS

The Company sponsors several qualified and non-qualified pension plans and other postretirement benefit plans for its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 1999, and a statement of the funded status as of December 31 of both years.


                                                United Industrial Corporation 41

                                                          PENSION BENEFITS            OTHER BENEFITS
-------------------------------------------------------------------------------------------------------
   (Dollars in thousands)                                1999          1998          1999          1998
-------------------------------------------------------------------------------------------------------
Change in Benefit Obligation
   Benefit obligation at beginning of year          $ 155,899     $ 144,370     $  25,072     $  22,476
   Service cost                                         1,608         1,377           590           612
   Interest cost                                       10,370        10,618         1,595         1,662
   Amendments                                              --         1,008            --            --
   Curtailments                                         2,134            --         1,328            --
   Actuarial loss (gain)                              (14,379)       11,897        (3,515)        1,846
   Administrative expenses                                (30)          (38)           --            --
   Settlements                                        (14,674)           --            --            --
   Benefits paid                                      (14,054)      (13,333)       (1,520)       (1,524)
   Special termination benefits                         2,960            --            --            --
-------------------------------------------------------------------------------------------------------
   Benefit obligation at end of year                $ 129,834     $ 155,899     $  23,550     $  25,072
-------------------------------------------------------------------------------------------------------
   Change in Plan Assets
   Fair value of plan assets at beginning of year   $ 193,724     $ 184,120
   Actual return on plan assets                        26,850        22,975
   Administrative expenses                                (30)          (38)
   Settlements                                        (14,674)           --
   Benefits paid                                      (14,054)      (13,333)
-------------------------------------------------------------------------------------------------------
   Fair value of plan assets at end of year         $ 191,816     $ 193,724
-------------------------------------------------------------------------------------------------------
   Funded (underfunded) status of the plan          $  61,982     $  37,825     $ (23,550)    $ (25,072)
   Unrecognized net transition (asset) obligation        (269)         (357)         (549)           --
   Unrecognized net actuarial (gain) loss             (20,343)          559          (822)        1,455
   Unrecognized prior service cost                     (2,108)       (3,228)          307           481
-------------------------------------------------------------------------------------------------------
   Prepaid benefit (accrued cost)                   $  39,262     $  34,799     $ (24,614)    $ (23,136)
-------------------------------------------------------------------------------------------------------
   Weighted-average Assumptions
   Discount rate                                            8%            7%            8%         6.75%
   Expected return on plan assets                         8.5%          8.5%
   Rate of compensation increase                            4%            4%
-------------------------------------------------------------------------------------------------------

      For measurement purposes, a 7 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.25 percent in 2001 and remain at that level thereafter.


42 Financials

                                                        PENSION BENEFITS                    OTHER BENEFITS
                                              ------------------------------------------------------------------
(Dollars in thousands)                            1999        1998        1997        1999       1998       1997
----------------------------------------------------------------------------------------------------------------
Components of Net Periodic Benefit Cost
Service cost                                  $  1,608    $  1,377    $    912    $    590   $    612   $    555
Interest cost                                   10,370      10,618      10,388       1,595      1,662      1,568
Expected return on plan assets                 (16,003)    (15,250)    (13,928)         --         --         --
Amortization of prior service cost                (413)       (413)       (497)         44         46         43
Amortization of unrecognized transition assets     (88)        (88)        (88)         --         --         --
Settlement-- curtailment                            25          --          --         760         --         --
Recognized net actuarial loss                       --          (3)         (5)         --         --         --
----------------------------------------------------------------------------------------------------------------
Benefit (income) cost                         $ (4,501)   $ (3,759)   $ (3,218)   $  2,989   $  2,320   $  2,166
----------------------------------------------------------------------------------------------------------------

      During 1999, in order to induce a workforce reduction at the Company's AAI Corporation subsidiary, additional benefits were offered to eligible employees under an Early Retirement Program. Those employees electing early retirement were paid benefits in lump sums. The Early Retirement Program increased the pension plan's Projected Benefit Obligation, however, this was completely offset by an accumulated actuarial gain as of December 31, 1999. Accordingly, there was no impact on plan expense for 1999. The enhanced benefits offered under the Early Retirement Program regarding post-retirement medical benefits resulted in an increase in that liability and such cost was recognized in 1999.

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

      The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                                     1-PERCENTAGE  1-PERCENTAGE
                                                            POINT         POINT
(Dollars in thousands)                                   INCREASE      DECREASE
--------------------------------------------------------------------------------
Effect on total of service and interest cost
   components in 1999                                      $  108       $  (104)
Effect on postretirement benefit obligation as of
   December 31, 1999                                       $1,029       $(1,019)
--------------------------------------------------------------------------------

      The Company sponsors a 401(k) plan with employee and employer matching contributions based on specified formulas. The Company's contribution to the 401(k) plan was $1,303,000 in 1999, $1,309,000 in 1998, and $1,304,000 in 1997.

NOTE 12 INDUSTRY SEGMENT DATA

The Company has three reportable segments: defense, transportation and energy systems. Other includes the corporate office and dormant corporations. The defense segment's products include unmanned aerial vehicles, training and simulation systems, automated aircraft test and maintenance equipment, specialized firefighter training installations, and combat vehicles and ordnance systems. The transportation segment manufactures and overhauls transit systems and components. The energy segment manufactures combustion equipment for biomass and refuse fuels.

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

      Sales to agencies of the United States Government, primarily by the defense segment, were $133,328,000 in 1999, $106,763,000 in 1998 and
$128,423,000 in 1997. No single customer, other than the United States Government, accounted for 10 percent or more of net sales in any year. Export sales were $42,120,000 in 1999, $40,994,000 in 1998 and $41,832,000 in 1997.


                                                United Industrial Corporation 43

   (Dollars in thousands)                    DEFENSE   TRANSPORTATION          ENERGY       OTHER     RECONCILIATIONS      TOTALS
----------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999
----------------------------------------------------------------------------------------------------------------------------------
   Revenues from external customers        $ 175,493         $   9,296       $  32,190   $      --          $      --    $ 216,979
   Intersegment revenues                       2,103                --              --          --             (2,103)          --
   Equity profit (loss) in ventures              483            (3,362)             --          --                 --       (2,879)
   Interest income                             3,129                --             263       4,900             (6,384)       1,908
   Interest expense                              730               155               1       5,658             (6,384)         160
   Depreciation and amortization expense       5,951               902             760          69                 --        7,682
   Segment profit (loss)                      19,278           (13,112)          4,586      (1,654)                --        9,098
   Segment assets                            152,917            33,755          35,083     129,976           (149,939)     201,792
   Capital expenditures                        9,922             1,623             971          14                 --       12,530
----------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------------------------------
   Revenues from external customers        $ 153,201         $  16,650       $  34,454   $      --          $      --    $ 204,305
   Intersegment revenues                       3,759                --              --          --             (3,759)          --
   Equity profit (loss) in ventures              483            (3,060)             --          --                 --       (2,577)
   Interest income                             4,637                --             374      10,958            (12,294)       3,675
   Interest expense                            1,195               257               4      11,008            (12,294)         170
   Depreciation and amortization expense       6,530               498             751          37                 --        7,816
   Gain on sale of assets                      4,332                --              --         586                 --        4,918
   Segment profit (loss)                      23,239            (5,807)          6,160      (7,712)                --       15,880
   Segment assets                            136,164            27,285          33,399     218,779           (235,106)     180,521
   Capital expenditures                       11,593               928           1,075         436                 --       14,032
----------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997
----------------------------------------------------------------------------------------------------------------------------------
   Revenues from external customers        $ 175,664         $  16,987       $  37,927   $   4,605          $      --    $ 235,183
   Intersegment revenues                       1,402                --              --          --             (1,402)          --
   Equity profit (loss) in ventures              256            (1,020)             --          --                 --         (764)
   Interest income                             3,207                --             166       9,668            (11,597)       1,444
   Interest expense                            2,876               180              20       9,436            (11,597)         915
   Depreciation and amortization expense       8,018               526             815         200                 --        9,559
   Gain (loss) on sale of assets              14,169                --              --        (863)                --       13,306
   Segment profit (loss)                      33,592            (6,767)          7,661      (3,880)                --       30,606
   Segment assets                            150,507            16,793          32,435     200,215           (218,751)     181,199
   Capital expenditures                        5,405             1,009             486          26                 --        6,926
----------------------------------------------------------------------------------------------------------------------------------

44 Financials

                                              ----------------------------------
(Dollars in thousands)                         1999          1998          1997
-------------------------------------------------------------------------------
Revenues
Total external revenues for
    reportable segments                   $ 216,979     $ 204,305     $ 235,183
Intersegment revenues for
    reportable segments                       2,103         3,759         1,402
Elimination of intersegment
    revenues                                 (2,103)       (3,759)       (1,402)
-------------------------------------------------------------------------------
Total Consolidated Revenues               $ 216,979     $ 204,305     $ 235,183
-------------------------------------------------------------------------------
Profit or Loss
Income before income taxes for
    reportable segments                   $   9,098     $  15,880     $  30,606
-------------------------------------------------------------------------------
Assets
Total assets for reportable
    segments                              $ 351,731     $ 415,627     $ 399,950
Elimination of intercompany
    receivables                              (7,886)      (29,957)      (35,103)
Elimination of investment in
    consolidated subsidiaries              (125,345)     (189,174)     (170,901)
Reclassification of deferred
    tax liabilities                         (16,708)      (15,975)      (12,747)
-------------------------------------------------------------------------------
Total Consolidated Assets                 $ 201,792     $ 180,521     $ 181,199
-------------------------------------------------------------------------------
Other significant items
Elimination of intercompany
   interest                               $   6,384     $  12,294     $  11,597
                                          -------------------------------------

      Segment profit (loss) includes research and development costs amounting to $2,630,000 in 1999, $989,000 in 1998 and $2,067,000 in 1997, principally in the defense segment.

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

      Following is a reconciliation of the difference between total tax expense and the amount computed by applying the federal statutory income tax rate to income from operations before income taxes:

(Dollars in thousands)                             1999        1998        1997
-------------------------------------------------------------------------------
Federal income taxes at statutory rate         $  3,094    $  5,481    $ 10,712
State and local income taxes,
    net of federal income tax benefit
    (including a reduction of $2,920
    in 1998 of a $4,000 tax
    contingency established in 1997)                531      (1,961)      5,072
Provision for nondeductible
    expenses (including $94 and
    $238 related to contingent
    payments in 1998 and 1997
    on an acquisition)                              296         378         537
Non-taxable income                                 (548)       (651)       (632)
Other--net                                         (552)       (378)         92
-------------------------------------------------------------------------------
Income Taxes                                   $  2,821    $  2,869    $ 15,781
                                               --------------------------------

      Income tax payments were $4,600,000 in 1999, $6,000,000 in 1998 and
$6,875,000 in 1997.


                                                United Industrial Corporation 45

Deferred Income Tax Balances:
                                                                    DECEMBER 31
                                                           --------------------
(Dollars in thousands)                                         1999        1998
-------------------------------------------------------------------------------
Deferred Tax Assets
Losses on long-term contracts not currently deductible $ 4,330 $ 1,571 Postretirement benefits other than pensions
   and other employee benefits                               10,307       9,989
Product warranty and other provisions                         3,827       4,550
Vacation pay accruals                                           733         739
Other 99                                                         75
-------------------------------------------------------------------------------
Total Deferred Tax Assets                                    19,296      16,924
                                                           --------------------
Deferred Tax Liability

Pension plans and other employee benefits                   (15,852)    (14,246)
Excess tax depreciation                                      (2,349)     (2,763)
Patent amortization                                            (938)     (1,156)
Other                                                          (591)       (358)
-------------------------------------------------------------------------------
Total Deferred Tax Liability                                (19,730)    (18,523)
--------------------------------------------------------------------------------
Net Deferred Tax Liability                                 $   (434)   $ (1,599)
                                                           --------------------
The net deferred tax liability is classified as follows:
Net current deferred income tax assets                     $  3,041    $  1,526
-------------------------------------------------------------------------------
Net non-current deferred income tax liability              $ (3,475)   $ (3,125)
                                                           --------------------


46 Financials

14 SELECTED QUARTERLY DATA (UNAUDITED)

                                                   1999                                            1998
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands,
except per share
data and stock prices)          FOURTH        THIRD       SECOND        FIRST       FOURTH          THIRD        SECOND        FIRST
------------------------------------------------------------------------------------------------------------------------------------
Net sales                   $   63,783   $   52,094   $   54,032   $   47,070   $   57,159      $   49,979   $   49,940   $   47,227
Gross profit                    11,693       14,572       14,105       15,055       15,229          11,634       12,006       13,402
Net income                         443        2,096        1,424        2,314        6,029(a)        2,361        2,298        2,323
------------------------------------------------------------------------------------------------------------------------------------
Earnings per share
Basic                       $      .03   $      .17   $      .12   $      .19   $      .49      $      .19   $      .19   $      .19
Diluted                     $      .03   $      .17   $      .11   $      .19   $      .48      $      .19   $      .18   $      .18
------------------------------------------------------------------------------------------------------------------------------------
Dividends declared per share$      .10   $      .10   $      .10   $      .10   $      .10      $      .10   $      .10   $      .10
------------------------------------------------------------------------------------------------------------------------------------
Stock prices:
High                            $9 3/4      $11 3/8      $12 1/2      $11 7/8      $11 3/4         $13 1/2    $13 15/16     $13 9/16
Low                           $7 15/16       $7 3/8     $9 11/16      $8 9/16      $8 7/16        $9 10/16     $1 11/16       $9 1/4
------------------------------------------------------------------------------------------------------------------------------------

a) Includes net gain on sale of assets of $4,332,000 ($2,696,000 net of taxes), a tax contingency reduction of $4,458,000 ($2,920,000 net of taxes) and a litigation settlement expense of $4,500,000 ($2,948,000 net of taxes)

      The Company's common stock is listed on the New York Stock Exchange. The approximate number of shareholders of record as of February 29, 2000 was 2,300.

NOTE 15 COMMITMENTS AND CONTINGENCIES

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

      The Company reached an agreement to settle all of these matters with the plaintiffs for, among other items, a cash payment of $4,250,000. The Superior Court of Maricopa County has scheduled a hearing for final approval of the settlement for March 14, 2000.

      Detroit Stoker was notified in March 1992 by the Michigan Department of Natural Resources ("MDNR") that it is a potentially responsible party in connection with the clean-up of a former industrial landfill located in Port of Monroe, Michigan. MDNR is treating the Port of Monroe landfill site as a contaminated facility within the meaning of the Michigan Environmental Response Act ("MERA"). Under MERA, if a release or a potential release of a discarded hazardous substance is or may


                                                United Industrial Corporation 47
be injurious to the environment or to the public health, safety or welfare, MDNR is empowered to undertake or compel investigation and response activities in order to alleviate any contamination threat. Detroit Stoker intends to aggressively defend these claims. At this time, no estimate can be made as to the amount or range of potential loss, if any, to Detroit Stoker with respect to this action.

      The Company is involved in various other lawsuits and claims, including certain other environmental matters, arising out of the normal course of its business. In the opinion of management, the ultimate amount of liability, if any, under pending litigation, including claims described above, will not have a materially adverse effect on the Company.

      In connection with certain of its contracts, the Company commits to certain performance guarantees. The ability of the Company to perform under these guarantees may, in part, be dependent on the performance of other parties, including partners and subcontractors. If the Company is unable to meet these performance obligations, the performance guarantees could have a material adverse effect on product margins and the Company's results of operations, liquidity or financial position. The Company monitors the progress of its partners and subcontractors and does not believe that their performance will adversely affect these contracts as of December 31, 1999.

NOTE 16 DISPOSED BUSINESSES

In August 1997, the Company sold substantially all the operating assets of Neo Products Co. for $587,000 in cash and promissory notes of $853,000 secured by a mortgage on all fixed assets sold. The contract contains an "earn out" provision based on net income earned through August 2002. The sale resulted in a loss of $340,000, after taxes.

      In September 1997, the Company sold all the capital stock of AAI Systems Management, Inc., its Weather Systems Business, for $18,500,000 in cash and a promissory note of $2,375,000. The sale resulted in a realized gain of $14,169,000 ($8,810,000 net of taxes).

      The Consolidated Statements of Operations include the combined net sales of the two divested companies, totaling $29,838,000 and the combined net income totaling $1,595,000 for the year ended December 31, 1997.

NOTE 17 EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

(Dollars in thousands)                        1999           1998           1997
--------------------------------------------------------------------------------
Net income                             $ 6,277,000    $13,011,000    $14,825,000
Basic earnings per share--
    weighted-average shares             12,275,000     12,307,000     12,195,000
Effect of dilutive securities:
    employee stock options                 234,000        302,000        225,000
--------------------------------------------------------------------------------
Diluted earnings per share--
    adjusted weighted-average
    and assumed conversions             12,509,000     12,609,000     12,420,000
--------------------------------------------------------------------------------
Basic earnings per share               $       .51    $      1.06    $      1.22
--------------------------------------------------------------------------------
Diluted earnings per share             $       .50    $      1.03    $      1.19
                                       -----------------------------------------


48 Financials

NOTE 18 INVESTMENT IN UNCONSOLIDATED INVESTEES

In 1993, AAI Corporation, a wholly owned subsidiary of the Company ("AAI"), organized a new subsidiary Electric Transit, Inc., to manufacture electric trolley buses for the U.S. market. In 1994 and again in 1995, ETI conveyed equity interests (in ETI) to Skoda, a Czech Republic firm. Consequently, ETI is owned 35% by AAI, and 65% by Skoda. ETI has won contracts in both Dayton, Ohio for the Miami Valley Regional Transit Authority and the city and county of San Francisco, California (MUNI). Under these contracts, which are valued at $32,000,000 and $174,000,000, respectively, AAI has received subcontracts of $9,350,000 and $54,358,000 respectively.

      In connection with these contracts, AAI has guaranteed attainment of certain performance criteria. The ability of ETI to perform under these contracts may, in part, be dependent on the performance of other parties, including AAI, Skoda and other subcontractors. Thus, the ability to timely deliver such equipment may be outside AAI's control. If ETI is unable to meet its performance obligations, these performance guarantees could have a material adverse effect on product margins and the Company's results of operations, liquidity or financial condition. AAI monitors the progress of Skoda and ETI's other subcontractors.

      In February 2000 the Czech Export Bank (CEB) approved credit facilities to finance the MUNIproject partially guaranteed by the Czech government's Export Guarantee and Insurance Corporation (EGAP), to ETI and two Skoda subsidiaries. In conjunction with the ETI credit facility, the Company has agreed to assume the responsibility of new supplemental funding, if necessary, to ensure contract performance as well as assume joint and several liability on progress payment bonds. The Company has agreed to indemnify the MUNIproject's surety in full for its liability under these bonds, if any, which will increase from approximately $31 million at December 31, 1999 to $45 million before diminishing and ultimately being eliminated as deliveries are accepted by the MUNIcustomer. Although the Company has accepted full responsibility under these progress payment bonds, Skoda retains its 65% obligation that is partially guaranteed by EGAP. In addition, a previously existing bond that guarantees performance under the MUNIcontract obligates the Company to indemnify the surety, if necessary for up to approximately $15 million. In February 2000, all financial arrangements had been completed, and it is expected that there will be sufficient working capital to complete the MUNI program.

      Due to Skoda's inability to fund ETI during 1999 as required by ETI's shareholder agreement, AAI had assumed that responsibility in its entirety. While Skoda still had the obligation to provide funding, during 1999 AAI recorded 100% of ETI's loss totaling $3,362,000 ($2,108,000, net of taxes). These losses were primarily generated by cost growth on the Dayton program. All the trolley buses for Dayton have been delivered to and accepted by the customer and the program has now been substantially completed. At December 31, 1999, AAI had advanced, net of its investment and cumulative losses in ETI, $6,797,000 to ETI. In addition, AAI has accounts receivable from ETI for work performed on both the Dayton and San Francisco projects of $2,152,000. These amounts totaling $8,949,000 are recoverable out of proceeds from the Dayton and San Francisco customers. In 1999 the Company recorded $2,185,000 ($1,370,000, net of taxes) that represents the loss in excess of AAI's 35% equity interest in ETI.

      Summary financial information of the Electric Transit, Inc. entity is as follows:

(Dollars in thousands)                         1999          1998          1997
-------------------------------------------------------------------------------
Current assets                             $ 33,984      $ 23,123      $ 27,672
Plant, property and equipment
   and other assets                           4,819         4,643           216
Current liabilities                          54,550        40,058        35,200
Net sales                                    18,615        20,922         1,655
Gross profit (loss)                          (2,853)       (7,357)       (1,800)
Net loss                                     (3,362)       (7,981)       (3,415)
                                           ------------------------------------


                                                United Industrial Corporation 49

REPORT OF INDEPENDENT AUDITORS
UNITED INDUSTRIAL CORPORATION

United Industrial Corporation
Board of Directors and Shareholders
United Industrial Corporation
New York, New York

We have audited the accompanying consolidated balance sheets of United Industrial Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Industrial Corporation and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

New York, New York
February 29, 2000


50 Financials

FIVE-YEAR FINANCIAL DATA
UNITED INDUSTRIAL CORPORATION

                                                                              YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------------------------------
(Dollars in thousand, except per share data)                   1999          1998          1997          1996         1995
--------------------------------------------------------------------------------------------------------------------------
    Operating Data
    Net Sales                                             $ 216,979     $ 204,305     $ 235,183     $ 220,822    $ 227,398
    Operating costs                                         207,383       194,065       219,562       209,162      223,385
    Interest (income) expense - net                          (1,748)       (3,505)         (529)          964        1,159
    Income before income taxes                                9,098        15,880        30,606        10,641        2,645
    Income taxes                                              2,821         2,869        15,781         4,237        1,757
    Net income                                                6,277        13,011        14,825         6,404          888
    Earnings per Share:
        Basic                                                   .51          1.06          1.22           .53          .07
        Diluted                                                 .50          1.03          1.19           .52          .07
    Cash dividends paid on common stock                       4,910         4,927         3,536         2,434        3,165
    Cash dividends declared per common share                    .40           .40           .29           .20          .26
    Shares outstanding as of year end (in thousands)         12,294        12,250        12,249        12,174       12,171
                                                          ----------------------------------------------------------------
    FINANCIAL POSITION
--------------------------------------------------------------------------------------------------------------------------
    Total assets                                          $ 201,792     $ 180,521     $ 181,199     $ 177,780    $ 181,303
    Property and equipment                                   35,833        30,566        25,576        41,534       42,586
    Long-term debt                                               --            --         4,479            --       13,750
    Shareholders' equity                                    111,055       109,441       102,024        90,145       86,160
    Shareholders' equity per share                             9.03          8.93          8.33          7.40         7.08
                                                          ----------------------------------------------------------------
    FINANCIAL RATIOS
--------------------------------------------------------------------------------------------------------------------------
    Return on shareholders' equity                              5.7%         11.9%         14.5%          7.1%         1.0%
    Net income as a percent of sales                            2.9           6.4           6.3           2.9           .4
    Long-term debt as a percent of total capitalization          --            --           4.2            --         13.8
                                                          ----------------------------------------------------------------
    STATISTICAL DATA
--------------------------------------------------------------------------------------------------------------------------
    Sales backlog as of year end                          $ 293,000     $ 210,000     $ 188,000     $ 159,000    $ 206,000
    Capital expenditures                                     12,530        14,032         6,926         6,299        5,705
    Depreciation and amortization                             7,682         7,816         9,559         8,306        8,300
    Number of employees                                       1,600         1,800         1,800         1,900        2,000
                                                          ----------------------------------------------------------------


                                                United Industrial Corporation 51

CORPORATE ORGANIZATION

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

James H. Perry
Vice President,
Chief Financial Officer
and Treasurer

Susan Fein Zawel
Vice President Corporate
Communications, Associate General
Counsel and Secretary

Edward A. Smolinski
Assistant Treasurer and
Assistant Secretary

SENIOR MANAGEMENT

AAI Corporation
Richard R. Erkeneff
President and
Chief Executive Officer

Paul J. Michaud
Vice President, Chief Financial
Officer and Treasurer

Robert W. Worthing
Vice President, General Counsel
and Secretary

Maurice P. Ranc
Vice President and General
Manager, Defense Systems
and Engineering and
Maintenance Services

Joseph G. Thomas
Vice President and Deputy
General Manager, UAV Systems

Thomas E. Wurzel
President
AAI/ACL Technologies, Inc.

John T. Merry
Vice President and
General Manager,
Transportation Systems

DETROIT STOKER COMPANY

Michael J. DiMonte
President and
Chief Executive Officer

Mark A. Eleniewski
Executive Vice President

Gary K. Ludwig
Vice President Finance

SYMTRON SYSTEMS, INC.

John J. Henning
President and Chief
Executive Officer

James W. Hanson
Vice President and
General Manager
Richard A. Brandt
Treasurer


52 Corporate Organization





                                                              ANNUAL REPORT 1999

UNITED INDUSTRIAL CORPORATION
570 Lexington Avenue
New York, NY 10022

212.752.8787
212.838.4629 fax
www.unitedindustrial.com

    [GRAPHIC OMITTED] UNITED INDUSTRIAL
                  C O R P O R A T I O N

CORPORATE AND SHAREHOLDER INFORMATION

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

Security analysts, investment professionals and shareholders should direct their inquiries to:

  Investor Relations
  United Industrial Corporation
  570 Lexington Avenue
  New York, New York 10022

INDEPENDENT AUDITORS

  Ernst & Young LLP
  787 Seventh Avenue
  New York, New York 10019

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m. on Tuesday, May 9, 2000, at:

  The Park Lane Hotel
  36 Central Park South
  New York, New York

CORPORATE COUNSEL

  Weil, Gotshal & Manges LLP
  767 Fifth Avenue
  New York, New York 10153

FORM 10-K REPORT

A copy of the United Industrial Corporation Annual Report on
Form 10-K as filed with the Securities and Exchange Commission may be obtained without cost by writing to:

  Susan Fein Zawel, Secretary
  United Industrial Corporation
  570 Lexington Avenue
  New York, New York 10022

STOCK LISTING

[GRAPHIC OMITTED]
United Industrial Corporation common stock is traded on the New York Stock Exchange (Ticker Symbol: UIC)

INTERNET ADDRESS

http://www.unitedindustrial.com