Form 10-K, Exhibit 13
period 2000-12-31
UNITED INDUSTRIAL CORP /DE/
filed 2001-04-02
CIK 101271

UNITED INDUSTRIAL                                             2000 Annual Report
CORPORATION

                                 [COVER GRAPHIC]

United Industrial Corporation is a company focused on the design and production of defense, training, transportation, and energy systems.

Its products include unmanned aerial vehicles, training and simulation systems, automated aircraft test and maintenance equipment, and ground transportation components.

The Company also offers logistical/engineering services for government-owned equipment and manufactures combustion equipment for biomass and refuse fuels.

 1   Financial Highlights

 2   To Our Shareholders

 8   Unmanned Aerial
     Vehicles

12   Simulation and
     Test Systems

18   Engineering and
     Maintenance Services

22   Board of Directors

23   Management's
     Discussion

29   Consolidated Statements
     of Operations

30   Consolidated
     Balance Sheets

32   Consolidated Statements
     of Cash Flows

33   Notes to Financial
     Statements

51   Report of Independent
     Auditors

52   Five-Year Financial Data

53   Corporate Organization

54   Corporate and Shareholder
     Information

Financial Highlights

                                                                 YEAR ENDED DECEMBER 31
                                                 --------------------------------------
(Dollars in thousands, except per share data)          2000          1999          1998
=======================================================================================
Net sales                                          $256,358      $216,979      $204,305
---------------------------------------------------------------------------------------
Net income                                            7,779         6,277        13,011
---------------------------------------------------------------------------------------
Earnings per share
      basic                                             .63           .51          1.06
      diluted                                           .62           .50          1.03
---------------------------------------------------------------------------------------
Dividends paid per share                                .40           .40           .40
---------------------------------------------------------------------------------------
Shareholders' equity                                114,893       111,055       109,441
---------------------------------------------------------------------------------------
Shareholders' equity per share                         9.24          9.03          8.93
---------------------------------------------------------------------------------------
Sales backlog as of year end                       $414,000      $293,000      $210,000
---------------------------------------------------------------------------------------
Shares outstanding                               12,435,000    12,294,000    12,250,000
=======================================================================================

To Our Shareholders

Several years ago we outlined a strategy to leverage and build upon the competitive strengths of our core defense businesses, in order to position United Industrial for long-term growth and create greater value for our shareholders. During 2000, we again made significant strides in implementing this strategy, furthering our transformation from a diversified industrial conglomerate to a more highly focused defense and aerospace company. Our efforts translated into a banner year for our defense-related businesses, with revenues increasing 14%, operating income up 12%, and backlog advancing 24%. We solidified our role as a leader in our core markets, and we seized new opportunities that will allow us to continue this strong performance.

      These achievements - and the terrific progress we are making in executing our strategy - have made the recent difficulties in our transportation segment that much more disappointing. We experienced higher than anticipated costs in our transportation business this year, costs that were primarily related to design and prototype development work. Now that these costs are behind us, and with production underway, we expect results going forward to be more in line with our expectations. Above all, we are committed to alleviating the negative impact the transportation segment has had on our overall returns, and we continue to take steps to turn this business around. We have restructured this segment's operations, instituted new cost and oversight programs in order to keep a closer eye on expenses, and, in February 2001, recruited an experienced transportation executive to lead this business. We expect these actions to make an impact beginning in the first quarter of 2001. At the same time, we continue to actively evaluate strategic alternatives for our transportation operations, and are hopeful that we will soon reach a resolution that is in the best interests of the Company and its stakeholders, so that we can concentrate our full attention on capitalizing on the potential of our core businesses.

      For the Company as a whole, net revenues for 2000 reached $256.4 million, an increase of 18.1% from $217.0 million in 1999. Our results include the divestiture of our non-core Symtron Systems firefighter training systems business, which generated a net gain of $3.9 million, or $0.31 per diluted share, a transportation loss of $13.4 million, or $1.07 per diluted share, and an insurance recovery of $2.3 million, or $0.18 per diluted share.

[SIDEBAR]

Our efforts translated into a banner year for our defense-related businesses, with revenues increasing 14%, operating income up 12%, and backlog advancing 24%.

[END SIDEBAR]


02    To Our Shareholders

[PHOTO]
left    Richard R. Erkeneff,
        President and Chief Executive Officer

right   Harold S. Gelb,
        Chairman of the Board

Including these items, net income for the year rose 24% to $7.8 million, or $0.62 per diluted share. In 1999, the Company reported net income of $6.3 million, or $0.50 per diluted share, including a transportation loss of $8.2 million, or $0.66 per diluted share.

      The Company achieved a return to shareholders, including dividends, of 25.44% for the year, outperforming our peers. In comparison, the Russell 2000 Value Index generated a return of 22.83% in 2000. We view return to investors as a key benchmark of our progress, and our team continues to strive to create maximum value for our shareholders through the execution of our long-term strategy.

Driving Growth in Our Core Businesses. This strategy has focused on driving growth in our core operations through key initiatives including:

o Strengthening and further developing our capabilities in our chosen markets to better differentiate our products and services from our competitors';

o Pursuing opportunities in new, but related, markets where we can apply our technological expertise and technical skills;

o     Expanding into foreign markets.

                                             United Industrial Corporation    03

To Our Shareholders

      Our team's ability to deliver on these strategic initiatives has been critical to our success. Constant innovation and product development have enabled us to enhance the value we bring to customers and capture exciting new contracts. Our expansion into promising areas such as engineering and logistics support has provided us with new revenue streams within growing sectors, while increased penetration of foreign markets has further accelerated our momentum.

      Our $63 million program to develop the U.S Army's next generation of Tactical Unmanned Aerial Vehicles (TUAV) is a clear example of our strategy at work. Our participation in this vital program, brought about by our rigorous UAV development program, has further reinforced our leadership role in the UAV industry. It is generating heightened visibility for our capabilities and has led to increased interest from international customers. Based on our continued involvement in the program and strong international prospects, we expect our UAV business to be a major driver of United Industrial's growth going forward.

      Within simulation and test systems, we have taken advantage of our unparalleled experience to enhance our value to the U.S. Government on some of its most important military programs, including the Joint Service Electronic Combat Systems Tester (JSECST). During 2000, our efforts on this $37.7 million program earned us the Department of Defense Standardization Program Award. With the JSECST entering its production stage in 2001, this program will continue to be a significant contributor to our results. Furthermore, by showcasing our simulation and test capabilities through a state-of-the art, high-profile platform, the JSECST program should serve as a catalyst for further growth.

      ACL Technologies, our hydraulic, fuel and pneumatic testing business, had a phenomenal year in 2000, driven in part by its highly successful F-16 military depot work and a growing base of military and commercial airline customers. Moreover, ACL's prospects remain excellent.

      In the international arena, United Industrial continues to make vital inroads in key regions, with the percentage of international defense revenues increasing from 19.5% to 25.5% of our total defense sales in 2000. Among the highlights are our Australian Navy contract, which was expanded to $22 million last year, and $31 million in new international UAV bookings. In addition, we have generated increased sales of our advanced boresighting equipment in Europe, where we are building upon the work we are doing on the Eurofighter. These and other global contracts have expanded our geographic

[SIDEBAR]

Our $63 million program to develop the U.S. Army's next generation of Tactical Unmanned Aerial Vehicles is a clear example of our strategy at work.

[END SIDEBAR]


04    To Our Shareholders

[SIDEBAR]

The actions we have taken to focus our resources on our core businesses are bearing fruit and offer the promise of continued growth.

[END SIDEBAR]

reach within our core markets and lay the foundation for continued international growth.

Solid Results at Detroit Stoker. The excellent results at our core defense and aerospace businesses were complemented by a solid performance at Detroit Stoker, our energy systems subsidiary. A growing international business, including significant new contracts in Australia, New Zealand, Canada and Spain, as well as steady demand for our products in the U.S., contributed to revenue and earnings gains for the year. With increasing interest in alternative energy sources, spurred by rising fuel prices and the threat of power shortages, the landscape remains favorable for Detroit Stoker's continued success. We have demonstrated our ability to deliver innovative energy solutions, and we believe our flexible approach and superior customer service will continue to distinguish us in the marketplace and provide new opportunities.

Strong Outlook. As we look to the future, we are excited about United Industrial's potential, as an increasing force in the defense/aerospace industry and as an investment for our shareholders. The actions we have taken over the past several years to focus our resources on our core businesses are bearing fruit and offer the promise of continued growth in the years to come. At the same time, we recognize there is work still to be done, including resolving the issues in our transportation segment and assuring our progress continues even as the economy slows. To complement our top-line growth initiatives, we have launched a significant cost-cutting program to improve profitability, and we plan to take full advantage of positive trends in military spending and investment.

      United Industrial's success in 2000 was once again attributable to the hard work and dedication of our 1,700 associates. We thank you for your contributions. We also appreciate the loyal support of our customers. To you, our shareholders, we value your investment in the Company and remain resolute in our objective to maximize your return. We look forward to reporting on our future progress.


Sincerely,


/s/ Richard R. Erkeneff

Richard R. Erkeneff, President and Chief Executive Officer


/s/ Harold S. Gelb

Harold S. Gelb, Chairman of the Board


                                             United Industrial Corporation    05

        [PHOTO]                                                [PHOTO]
Unmanned Aerial Vehicles                             Simulation and Test Systems

                                     [PHOTO]
                      Engineering and Maintenance Services

Unmanned Aerial Vehicles

[PHOTO]
Joseph G. Thomas
Vice President and Deputy General Manager,
UAV Systems

"From a seasoned team with a proven track record for outstanding performance, to the latest in technologies and quality control, AAI over the past 16 years has built the finest Tactical UAV business in the country, with all of the elements necessary for success, a distinguished record of accomplishments, and enormous potential for further achievement."

--------------------------------------------------------------------------------

2000 was a spectacular year for our AAI subsidiary's Unmanned Aerial Vehicle
(UAV) business. Driven by the ongoing success of a major Tactical UAV program
(TUAV) for the U.S. Army and strong prospects in the international market, this business has performed very well, further reinforcing our leadership position in the industry. Moreover, based on continued customer interest in our UAV offerings and increasing recognition of our capabilities in this area, we expect our momentum to continue in 2001.

Key Milestones Met on Major TUAV Program. Under the TUAV contract, first awarded to AAI in December 1999, we are fielding a new generation of Shadow Tactical UAV Systems for the U.S. Army. Our system will give Army Brigade Commanders unprecedented capability to conduct reconnaissance missions at long ranges for hours at a time, day or night, without putting a single soldier in harm's way. Moreover, the Army leadership designated the TUAV System as one of eight systems identified as critical to the Army's Transformation Modernization Program. Over the course of the year, we successfully completed a flight demonstration program at the Army's Aberdeen Proving Grounds, Maryland, and delivered our first TUAV

[SIDEBAR]

We are fielding a new generation of Shadow Tactical UAV Systems for the U.S.
Army.

[END SIDEBAR]

08    Unmanned Aerial Vehicles

[PHOTO]
AAI technicians assembling new Shadow 200 Tactical UAVs for the U.S. Army.

System to the Electronic Proving Grounds, Arizona, for flight-testing and soldier training on schedule. As a result, the Army intends to accelerate the TUAV Systems production program and has increased our current program value to $63 million. The Army has also announced plans to award a contract for four additional Systems early in 2001, in addition to the full rate production contract award planned for the fall of 2001. The total contract value for production of 44 TUAV Systems, the Army's current inventory objective, is expected to exceed $400 million.

      Clearly, we are excited about the potential of this major program for AAI. Furthermore, we are gratified by the Army's decision to accelerate the program's timetable, as a tacit recognition of our success in meeting or exceeding the Army's expectations to date. We look forward to our ongoing role as prime contractor on this project, as we continue to put our years of UAV experience to work for the Army.

Further Penetration of International Markets. In addition to the solid growth in our domestic UAV business, we achieved strong results in international


                                             United Industrial Corporation    09

Unmanned Aerial Vehicles

markets in 2000. In fact, we have found our involvement in the TUAV program has helped to underscore our unparalleled capabilities in the production and maintenance of UAVs and fuelled interest from potential overseas customers. Among the key international contracts we won last year were a new $22 million program for a Shadow 400 UAV system and a $7.1 million program for a Shadow 600 system. We intend to continue to build on this momentum to further expand UAV sales to additional markets.

      Contributing to our success has been our commitment to constantly upgrade and develop the technology and systems behind our UAV offerings. This commitment has already yielded considerable results. For example, the Shadow 400, now among our most advanced UAV systems, is a direct product of our rigorous and ongoing development program for our Shadow family of UAVs. In addition, we have also succeeded in the continued

[SIDEBAR]

The TUAV program has helped to underscore our unparalleled capabilities in the production and maintenance of UAVs.

[END SIDEBAR]

[PHOTO]
U.S. Army soldiers prepare for a Shadow 200 Tactical UAV training flight at Ft. Huachuca, Arizona.


10    Unmanned Aerial Vehicles

[PHOTO]
Shadow 200 Tactical UAV in flight over the Farmville, Virginia test flight facility.

evolution of our Pioneer product, including our recent introduction of a new "B" model Pioneer, featuring more advanced flight equipment and an improved payload.

Building on our Industry Leadership. Our leadership position within the UAV industry has earned the respect and recognition of the aviation industry. We are particularly gratified that, in October 2000, the Pioneer UAV was inducted into the Smithsonian Institute's National Air and Space Museum, in recognition of our aircraft's historic role as the first UAV adopted by the U.S. military for use in both combat and peacekeeping missions sixteen years ago.

      Going forward, we see our UAV business as a key vehicle for growth and an important component of United Industrial's revenues and earnings. Demand for UAVs continues to increase, and we continue to extend our successful track record as an innovator in this market. With key U.S. military programs underway, such as the TUAV, as well as exciting prospects in international markets, we are well positioned to continue to build our share of the robust and dynamic UAV market.

[PHOTO]
U.S. Army operators ready a Shadow 200 Tactical UAV for a mission launch.


                                             United Industrial Corporation    11

Simulation and Test Systems

[PHOTO]
Michael F. Browne
Director, Test and Electronic Warfare Systems

"Constant innovation and a commitment to excellence are the two defining attributes that explain our successful track record in applying high technology solutions to satisfy complex military needs. Our culture of innovation and excellence has spawned an entire new generation of cutting-edge products that both reflects the tremendous value-added that we offer customers and generates vast opportunities in marketplaces throughout the world."

--------------------------------------------------------------------------------

During 2000, our AAI subsidiary again demonstrated its ability to successfully leverage and build upon its outstanding capabilities in the production and support of simulation and test systems. Through a strategy that has focused on reinforcing our leadership in core markets while pursuing new opportunities, particularly in the international arena, our simulation and test operations generated another strong performance with solid increases

[SIDEBAR]

Our performance and commitment to excellence on the JSECST program earned official recognition from the U.S. Government.

[END SIDEBAR]

[PHOTO]
Our Advanced Boresighting Equipment aligns the Army's AH-64 Apache's mission control weapons systems to exacting standards.


12    Simulation and Test Systems

[PHOTO]
Members of the 33rd Fighter Wing at Eglin Air Force Base work with AAI to test the JSECST system for the F-15C Air Superiority Aircraft.

in sales, profits and new bookings. Among our most significant contracts now underway is the Joint Service Electronic Combat Systems Tester (JSECST). Under this $37.7 million program, we are partnering with the U.S. Navy and the U.S. Air Force on the development of a state-of-the-art test system that verifies the operation of electronic warfare receivers and jammers to assure mission readiness. Following successful operational trials in 2000, we are now entering the production phase of this program. Our performance and commitment to excellence on the JSECST program earned official recognition from the U.S. Government, when the AAI/Government Team received the Department of Defense Standardization Program Award for 2000 for creating a common support equipment solution serving multiple ends.

      The development of shipboard training systems also continues to be an important business for AAI. This is an area in which we have established a clear market leadership position and which continues to offer considerable growth potential. Domestically, we have achieved great success with our Generic Navy Simulator/Stimulator (GNSS) and Carry-on-Combat Systems Trainer (COCST) programs, both for the U.S. Navy. Under these contracts, valued at


                                             United Industrial Corporation    13

Simulation and Test Systems

$24 million and $13 million, respectively, we have developed new high-technology systems to train shipboard radar operators by simulating a combat environment.

      We are also at work on 11 Navigation Stimulators for the Navy's Battle Force Tactical Training program, under a $1 million contract. Our Navigation Stimulators will constitute an integral part of the Navy's program to allow shipboard radar operators to train at sea. With our new equipment, the Battle Force Tactical Training program will be able to support more than 18 different radars, including those used for fire control, search, navigation and traffic control.

      Our experience in shipboard training systems has provided us with exciting opportunities in overseas markets as well. During 2000, we initiated work on a new contract to assist in developing the United Kingdom's Future Command Team Trainer, a system similar to the U.S. Navy's Battle Force Tactical Trainer. In addition, we have made excellent progress on our $22 million program to provide six On-Board Training Systems and two land-based Software Support Centers for the Royal Australian Navy. Going forward, we expect international sales to represent an increasing component of AAI's business mix.

      Other major highlights of the year included a new $2 million contract from L-3 Communications Link Simulation and Training for computer control kits and simulated ammunition sets for the Fire Support Combined Arms Tactical Trainer as well as new bookings of $5.8 million for software systems for the O'Hare Airport Transit Control System. In addition, we completed deliveries ahead of schedule of two Surveillance Radar

[PHOTO]
AAI's new Generic Navy Stimulator/ Simulator provides a realistic combat environment for training at sea.

[PHOTO]
The U.S.S. Porter, an Aegis guided missile destroyer, features AAI's on-board training products.

Maintenance Training Sets (SRTS) in support of the U.S. Air Force's E-3A Airborne Warning and Control Systems (AWACS) aircraft, under a $21 million contract, and delivered our PDCueTM (Projectile Detection and Cuing) system to the U.S. Army Research Laboratory (ARL) in Adelphia, Maryland, under a $2.3 million contract.

      Awards continued on our AN/USM-499 Automatic Test Equipment Program which supports the U.S. Navy's P-3 Orion aircraft. The system is used in our customer's intermediate and depot maintenance facilities to repair the avionics on the P-3s. New orders totaling $8.4 million were received in 2000 bringing total awards on this long standing program to over $360 million. Our new orders will extend the life of the system through at least 2015.

Advanced Boresighting Equipment. We also continue to be very pleased with the reception of our Advanced Boresighting Equipment (ABE), featuring state-of-the-art technology for the precision alignment of parts. During 2000, we made great strides in broadening our business base and increasing our penetration of this marketplace, both domestically and abroad. Significant contracts won in this area last year include a $1 million program to provide ABE harmonization equipment for GKN Westland's production of the Apache helicopter for the British Army Air Corps and a $1.4 million project for a United Kingdom aircraft program. With these contracts, we have expanded beyond our current work on the Eurofighter 2000 Typhoon Aircraft.

[SIDEBAR]

Our experience in shipboard training systems has provided us with exciting opportunities in overseas markets.

[END SIDEBAR]


                                             United Industrial Corporation    15

Simulation and Test Systems

[PHOTO]
Thomas E. Wurzel
President, AAI/ACL Technologies

"Our record-level orders and earnings, our growing portfolio of customers around the world, and the success that we have achieved on the Egyptian F-16 Depot program, all clearly demonstrate how our consistent commitment to service and product quality continue to propel ACL Technologies to new heights while simultaneously opening new doors of opportunity."

--------------------------------------------------------------------------------

Our ACL Technologies subsidiary achieved a banner year in 2000, posting record results. Specializing in equipment for hydraulic, fuel and pneumatic testing, this business continues to reach new heights, serving a growing portfolio of defense and aerospace industry customers around the globe.

      At the core of this business is our work as an F-16 Depot Integration and Training Contractor for the U.S. Air Force. We are currently engaged in a major program to develop an F-16 Maintenance Depot in Egypt, under a $30 million contract. ACL is manufacturing and purchasing much of the required test equipment and tooling, and we will be responsible for the full installation and integration of all necessary systems. In addition, under a separate $6.7 million contract, we will provide on-site training.

      Our expertise with the F-16 was further recognized when we were awarded, in February 2000, a contract from an Asian customer for F-16 Depot Test Equipment, Fixtures and Training. Valued at $6.1 million, this contract leverages our hands-on experience to expand in a key geographic market. Going forward, we willto seek out opportunities to apply our military depot expertise to drive further growth.

[SIDEBAR]

Our ACL Technologies subsidiary achieved a banner year in 2000.

[END SIDEBAR]


16    Simulation and Test Systems

[PHOTO]
ACL engineers evaluate aircraft components for British Airways' pneumatic test cell center in the United Kingdom.

      Other key defense-related contracts underway include a $2.6 million program for the U.S. Air Force for the next generation of Intermediate Level Aircraft Electrical Generator Test Stand, called the MC-2000. ACL will install this test stand in many Air Force bases in the continental U.S., Europe and the Pacific Rim. In addition, under a separate $2.7 million contract, we installed the first four in a series of Intermediate Level Electro-Mechanical Stands used to test utility actuators on cargo and transport aircraft and are under contract to fulfill component technical orders for this new test stand.

      In addition to the military, the commercial airline industry remains an important market for us. We now count among our customers many of the world's largest airlines, including British Airways, American Airlines, United Airlines, Iberia, Lan Chile, Varig and El Al. Orders from these customers, including automated and manual test systems for hydraulics, engine mounted fuel and pneumatic components, represented a growing segment of ACL's business last year.

      In addition, our expansion into the "space business," initiated last year, is proceeding on plan. Our $1 million contract to provide launch pad support equipment for Lockheed Martin's Atlas V program is underway, and, during 2000, we received additional bookings of $1.2 million on this contract. Our work with Boeing to provide support equipment for its Delta IV EELB program is also progressing, under a $1.2 million contract.

      Looking ahead, ACL enjoys exceptional prospects for further growth. Our military depot related experience, our expanding presence within the commercial airline industry and emerging opportunities in overseas markets are all expected to contribute to another strong year in 2001.

[PHOTO]
A technician adjusts a pneumatic actuator on ACL equipment used to test F-16 fuel components.


                                             United Industrial Corporation    17

Engineering and Maintenance Services

[PHOTO]
Maurice P. Ranc
Vice President and General Manager,
Defense Systems and Engineering and
Maintenance Services

"Whether we're developing superior maintenance trainers at lower costs, or logistically supporting major base relocations from start to finish, the broad range of specialized engineering and logistics services that we offer has served to generate strong business for us with major customers such as the U.S. Air Force and the British Royal Air Force, and position us for many further opportunities at home and abroad."

--------------------------------------------------------------------------------

Engineering Support Inc. (ESI), our engineering and maintenance services business, has carved out a successful niche providing a range of specialized engineering and logistics support services for our defense and aerospace industry customers. This business turned in a solid performance in 2000, winning significant new contracts, building its base of customers, and establishing itself as a market leader.

      Our U.S. Air Force contract to upgrade Maintenance Training Systems for the C-17 Aircraft, now valued at $143 million, continues to be an outstanding program for ESI. Since the inception of this contract in 1997, we have consistently demonstrated our value and commitment to this important program. Last year, we again expanded the scope of our work on this project, with a $22 million award, and we believe we are well positioned for further opportunities in 2001.

      Our work for the U.S. Air Force on this program has also led to opportunities serving other customers with similar needs. For example, during 2000, we commenced a $4 million C-17 aircraft maintenance trainer contract with the United Kingdom Royal Air Force. This program has extended our reach into the European market, and we are hopeful that our international bookings will continue to grow as overseas customers become increasingly aware of the in-depth expertise that ESI can bring to meeting their engineering and maintenance needs.

[SIDEBAR]

Our U.S. Air Force contract to upgrade Maintenance Trainers for the C-17 Aircraft is now valued at $143 million.

[END SIDEBAR]


18    Engineering and Maintenance Services

[PHOTO]
ESI maintenance trainers for the C-17 aircraft engine, shown here, provide Air Force technicians with realistic, hands-on experience.

We have also received initial funding of $14 million to develop, install and support a C-17 Maintenance Training Facility in Jackson, Mississippi to support the acquisition of the C-17 Aircraft by the Mississippi National Guard. This program is expected to grow to $40 million in 2001 with further growth in future years.

      We also continue to build our partnership serving the U.S. Army's Simulation, Training and Instrumentation Command. Following our execution of a $44 million contract to upgrade Gunnery Maintenance Trainers for this customer, ESI was awarded a new $4.9 million contract to develop additional test kits for use with these trainers. We expect that there will be additional follow-on opportunities in the future.

      Growing Logistic Support Business. Among the fastest-growing segments of ESI's business has been logistics support. Designed as a complement to our core engineering and maintenance capabilities, this business has generated a strong response from customers seeking to outsource a greater amount of their logistics-related work. We have experienced steady interest in our services


                                             United Industrial Corporation    19

Engineering and Maintenance Services

[PHOTO]
The use of an actual C-17 engine in the Aircraft Engine Cowling Trainer, being checked here by ESI technicians, further enhances the training experience.

and believe there is great potential for us in this market. Among the key projects we have underway are a $5.4 million contract to maintain the T-25 Simulator for Electronic Combat Training equipment at Randolph Air Force Base and a significant relocation program involving the transport of a C-17 Training Evaluation Performance Training Set from Charleston Air Force Base in South Carolina to McChord Air Force Base in Washington. In addition, during 2000, we successfully completed the expansion of the Kenai, Alaska Fire Training Facility which provides realistic outdoor fire-fighting training, as well as Aircraft Fire Rescue Training. Primary users of the facility are the oil/gas pipeline workers in Alaska, Western Canada and Russia.

      From engineering and maintenance to logistics services, and from U.S. to foreign customers, ESI continues to actively develop and seek out new avenues to expand its presence in this growing defense market segment.

[SIDEBAR]

Among the fastest growing segments of ESI's business has been logistics support.

[END SIDEBAR]

[PHOTO]
ESI's maintenance trainer contract supports the C-17 Aircraft shown in flight here.


20    Engineering and Maintenance Services

                                     [PHOTO]

--------------------------------------------------------------------------------
Board of Directors

Joseph S. Schneider
---------------------------------
President of JSA
Partners, Inc. and
Chairman and
Co-Founder of JSA
Research, Inc.
Director since 1998.

Susan Fein Zawel
---------------------------------
Vice President
Corporate
Communications,
Associate General
Counsel and
Secretary of
United Industrial
Corporation. Director
since 1995.

Edward C. Aldridge, Jr.
---------------------------------
President and Chief
Executive Officer
of The Aerospace
Corporation. Director
since 1995.

Richard R. Erkeneff
President and CEO
---------------------------------
President of
United Industrial
Corporation and
AAI Corporation.
Director since 1995.

Harold S. Gelb
Chairman
of the Board
---------------------------------
Chairman of
the Board of
United Industrial
Corporation.
Director since
1995.

E. Donald Shapiro
---------------------------------
The Joseph
Solomon Distinguished
Professor of Law
and former Dean/
Professor of Law
of New York Law
School. Director
since 1996.


22    Board of Directors

Management's Discussion and Analysis of
Financial Condition and Results of Operations

--------------------------------------------------------------------------------
Results of Operations
--------------------------------------------------------------------------------

Year Ended December 31, 2000 Compared With Year Ended December 31, 1999.
On September 29, 2000 the Company sold Symtron Systems, Inc. ("Symtron"), a wholly owned subsidiary included in the defense segment. The operations of Symtron for the nine months in the year 2000 and the twelve months in the years 1999 and 1998 are included in the results of operations for the respective periods.

      Net sales of $256,358,000 in 2000 increased $39,379,000 or 18% from
$216,979,000 in 1999. In all segments a general increase in volume caused the increase in sales. Excluding Symtron's operations for the two years, sales would have increased $47,933,000 or 24%. The defense segment increased sales $25,250,000 or 14% to $200,743,000 in 2000 from $175,493,000 in 1999. Excluding
Symtron's operations for the two years from the defense segment, sales would have increased $33,805,000 or 21%. Sales to agencies of the U.S. Government, by the defense segment, were $132,930,000 in 2000 and $133,328,000 in 1999. Export sales by the defense segment were $51,161,000 in 2000 and $34,182,000 in 1999, an increase of $16,979,000 or 50%. The defense segment's business is heavily influenced by changes in the budgetary plans and procurement policies of the U.S. and foreign governments. Government contracts are subject to price redetermination under certain circumstances and may be terminated for the convenience of the government. The Company intends to maintain a strong focus on Department of Defense opportunities and believes it is well positioned over the long term to benefit from the demand for advanced technological systems by the U.S. and foreign governments.

      Net sales in the energy segment were $35,540,000 in 2000, an increase of $3,350,000 or 10% from $32,190,000 in 1999.

      Net sales in the transportation segment were $20,075,000 in 2000, an increase of $10,779,000 or 116% from $9,296,000 in 1999. The increased volume was due to deliveries under an overhaul contract.

      Gross profit decreased $13,393,000 to $42,032,000 in 2000 from $55,425,000 in 1999. The gross margin percentage was 16.4% in 2000 and 25.6% in 1999. Excluding Symtron's operations for the two years the gross profit would have decreased $10,602,000 and the gross margin percentage would have been 16% in 2000 and 25.1% in 1999. The defense segment gross margin percentage decreased to 24.7% in 2000 from 28.2% in 1999 due to low gross profits on a large competitive program. Excluding Symtron's operations for the two years from the defense segment, the gross margin percentage would have decreased to 24.5% in 2000 from 27.9% in 1999. The transportation segment gross margin loss was $18,857,000 in 2000 and $4,802,000 in 1999. The year 2000 gross margin loss in the transportation segment included a charge of $19,700,000 to establish a reserve for increased contract costs on several programs. The higher anticipated costs on certain contracts are primarily related to design and prototype development activities that are now completed. The 1999 gross margin loss included a charge of $5,000,000 for anticipated warranty work on a previously completed program.

      Selling and administrative expenses decreased $2,341,000 or 5.1% to $43,488,000 in 2000 from $45,829,000 in 1999. Excluding Symtron's operations for the two years, selling and administrative expenses would have been $2,007,000 or 4.8% lower than in 1999.

      Selling and administrative expenses as a percentage of net sales were 17% in 2000 and 21.1% in 1999. Excluding Symtron's operations for the two years, selling


                                             United Industrial Corporation    23

Management's Discussion and Analysis of
Financial Condition and Results of Operations -- (continued)

--------------------------------------------------------------------------------
and administrative expenses as a percentage of net sales would have been 16.1% in 2000 and 21% in 1999. The defense segment experienced a decrease in expenses of 5.2% or $1,655,000 primarily due to higher research and development and bid and proposal costs during 1999 resulting in the receipt of a particular contract. Excluding Symtron's operations for the two years from the defense segment the decrease in expenses would have been 4.7% or $1,322,000. The energy segment experienced an increase in expenses of 14.1% or $1,111,000, primarily due to international sales efforts, increased research and development and insurance expenses.

      Equity in net income of joint ventures includes income of $999,000 ($626,000, net of taxes or $.05 per diluted share) and a loss of $3,362,000 ($2,108,000, net of taxes or $.17 per diluted share) related to the Company's interest in Electric Transit, Inc. ("ETI") during 2000 and 1999, respectively. Although ETI is owned 35% by AAI Corporation ("AAI"), a wholly owned subsidiary of the Company, and 65% by Skoda a.s. ("Skoda"), during 1999 the transportation segment recorded 100% of the ETI loss because of Skoda's inability to meet its financial obligations under ETI's shareholder agreement. In April 2000, the Company facilitated a credit arrangement between the Czech Export Bank ("CEB"), Skoda, and ETI. This arrangement is expected to provide Skoda the financial capability to satisfy its obligations to ETI and the Company, and the Company has returned to recording its equity share of ETI's earnings or losses at 35%. During 2000 Skoda repaid to AAI $3,605,000 that was previously advanced to ETI by AAI on behalf of Skoda. Consequently, the transportation segment reversed $1,334,000 of the $2,185,000 of losses in excess of 35% recorded during 1999. In order to fund previously recorded losses in ETI, the Company subordinated $3,000,000 and $2,275,000 of accounts receivable from ETI during 2000 and 1999, respectively, and thereby increased its investment in ETI by such amounts.

      Other income, net in 2000 includes income of $2,126,000 in the energy segment generated by the Company's pension plan and $3,483,000 in the other segment from an insurance recovery related to a previously settled matter. In 1999, other income included pension plan income for the energy segment of $1,754,000.

      Interest expense decreased to $28,000 in 2000 from $160,000 in 1999.

      Interest income decreased to $1,497,000 in 2000 from $1,908,000 in 1999 due to reduced investments.

      The Company's defense segment recorded pretax income of $20,628,000 in 2000 ($13,094,000, net of taxes or $1.04 per diluted share) in 2000 and $19,278,000 ($12,718,000, net of taxes or $1.02 per diluted share) in 1999.

      The Company's transportation segment recorded a loss of $21,442,000 in 2000 ($13,444,000, net of taxes or $1.07 per diluted share) in 2000 and $13,112,000 ($8,221,000, net of taxes or $.66 per diluted share) in 1999.

      In 2000, net income increased $1,502,000 or 24% to $7,779,000 or $.62 per diluted share from $6,277,000 or $.50 per diluted share in 1999. Included in the other segment during 2000 is a net gain on the sale of Symtron of $3,878,000 or $.31 per diluted share. Income from an insurance recovery increased net income by $2,299,000 or $.18 per diluted share.

      The Company's backlog was $413,970,000 at December 31, 2000 compared to $292,816,000 at December 31, 1999.

      Backlog in the defense segment increased $37,113,000 or 24% to $190,161,000 at December 31, 2000 from $153,048,000 at December 31, 1999 generally due to the overall increase in the volume of business. Excluding Symtron, the defense segment backlog increased 26%.


24    United Industrial Corporation

--------------------------------------------------------------------------------
      Backlog in the energy segment decreased $117,000 or 2.5% to $4,633,000 at December 31, 2000 compared to $4,750,000 at December 31, 1999.

      Backlog in the transportation segment increased to $219,176,000 or 62% at December 31, 2000 from $135,018,000 at December 31, 1999 primarily resulting from a contract award to overhaul railcars for the Maryland Metropolitan Transit Authority.

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

      Net sales in the transportation segment were $9,296,000 in 1999, a decrease of $7,354,000 from $16,650,000 in 1998. The sales volume decreased during 1999 primarily because production on the San Francisco ("MUNI") electric trolley bus ("ETB") contract had not commenced. The transportation segment was hindered in performing its subcontract effort on the MUNI ETB contract due to financing difficulties, at Skoda a.s., a Czech Republic firm and certain of its subsidiaries that are major subcontractors of ETI. These difficulties were alleviated in early 2000 through successful negotiations for MUNI program related credit facilities.

      Gross profit increased to $55,425,000 in 1999 from $52,271,000 in 1998.
The gross margin percentage was 25.6% in 1999 and 1998. The defense segment gross margin percentage increased to 28.2% in 1999 from 26.2% in 1998 due to improved profitability on certain contracts. The energy segment had a 2.5% decrease in gross margin percentage from the same period in the previous year generally attributable to competitive market conditions. The loss in the transportation segment gross margin was caused primarily by delays at ETI which resulted in inadequate production volume for the levels of overhead expenses as well as a reserve for anticipated warranty work on a previously completed program. In early February 2000, the Company discovered that a program completed during 1998 required a significant warranty effort. Consequently, the Company recorded a $5,000,000 reserve for this effort in the fourth quarter of 1999.

      Selling and administrative expenses as a percentage of net sales were 21.1% in 1999 and 20.6% in 1998. Selling and administrative expenses increased 9% in 1999. The increase was generally attributable to increased research and development and marketing efforts in the defense segment. However, another factor contributing to this increase was due diligence costs of $700,000 related to the Company's proposal in May 1999 to purchase Skoda's electric trolley bus manufacturing subsidiary and its interests in the ETI joint venture, which was later withdrawn.

      Equity in net loss of joint ventures include $3,362,000 ($2,108,000, net of taxes or $.17 per diluted share) and $3,060,000 ($1,919,000, net of taxes or $.15 per diluted share) related to the Company's interest in ETI during 1999 and 1998, respectively.

      ETI's Dayton electric trolley bus program experienced cost growth that resulted in a $2,853,000 loss ($1,789,000, net of taxes) during 1999. All the trolley buses for


                                             United Industrial Corporation    25

Management's Discussion and Analysis of
Financial Condition and Results of Operations -- (continued)

--------------------------------------------------------------------------------
Dayton have been delivered to and accepted by the customer and the program has now been substantially completed. Although ETI is owned 35% by AAI Corporation and 65% by Skoda a.s., during 1999 the transportation segment recorded 100% of the ETI loss because of Skoda's inability to meet its financial obligations under ETI's shareholder agreement.

      During 1999, Skoda had difficulty in obtaining sufficient capital to finance its equity share of ETI's working capital as well as its MUNI subcontract from ETI. The Company had been working with ETI and Skoda to obtain the financing for the contract. The Czech Export Bank executed credit facility documents with ETI and two Skoda subsidiaries in February 2000. As a result it is expected that there will now be sufficient working capital for ETI to perform the MUNI contract. With the completion of these financing arrangements the Company continued to explore strategic alternatives for the transportation business.

      Other operating expenses, net decreased $1,032,000. In 1999, the amortization expense of intangibles decreased $637,000 and the contingent payout to sellers decreased $265,000.

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

      The 1998 net income included gains on sales of real estate of $4,332,000 ($2,696,000, net of taxes or $.22 per diluted share), a tax contingency reduction of $4,458,000 ($2,920,000, net of taxes or $.23 per diluted share) partially offset by a litigation settlement expense of $4,500,000 ($2,948,000, net of taxes or $.24 per diluted share).

      Backlog in the defense segment increased $6,414,000 or 4.4% to $153,048,000 at December 31, 1999 from $146,634,000 at December 31, 1998.

      Backlog in the energy segment decreased $4,584,000 or 49% to $4,750,000 at December 31, 1999 compared to $9,334,000 at December 31, 1998.

      Backlog in the transportation segment increased to $135,018,000 at December 31, 1999 from $53,860,000 at December 31, 1998 generally due to a contract award to over haul railcars for New Jersey Transit.

Liquidity and Capital Resources

Cash and cash equivalents decreased $1,707,000 to $11,385,000 at the end of 2000 from $13,092,000 at the end of 1999.

      Trade receivables increased $12,946,000 at December 31, 2000 from December 31, 1999. The increase resulted from increased sales in the fourth quarter of 2000 compared to the fourth quarter of 1999 in the defense and transportation segments. Included in trade receivables are U.S. Government receivables which increased $8,114,000. Inventories were $37,055,000 higher at December 31, 2000 than at December 31, 1999. The inventory increase was primarily in the transportation segment and results from the procurement of significant amounts of material necessary to commence production on two major programs. Accounts payable increased $7,347,000 due to increased procurement volume in the transportation segment and


26    United Industrial Corporation

--------------------------------------------------------------------------------
for a large contract in the defense segment. Customer advances increased $19,068,000 at December 31, 2000 from December 31, 1999, in accordance with the contractual terms of certain transportation and defense contracts.

      The Company paid cash dividends of $.40 per share in 2000, 1999 and 1998. Aggregate payments amounted to $4,954,000 in 2000, $4,910,000 in 1999 and $4,927,000 in 1998.

      The ratio of current assets to current liabilities was 1.7 at the end of 2000 and 1.9 at the end of 1999.

      Capital expenditures were $7,108,000 in 2000 and $12,530,000 in 1999. There were no material commitments for the acquisition of capital assets as of December 31, 2000.

      On June 11, 1997, the Company and its subsidiaries entered into a Revolving Line of Credit Loan Agreement, Term Loan Agreement and Security Agreement ("Agreements") (amending and restating a credit agreement, dated as of October 13, 1994) with an institutional lender. At December 31, 2000, the Company had no outstanding borrowings under the Agreements. The amount available under the Revolving Line of Credit Agreement is $17,500,000 with various interest rate options, and is reduced by the letter of credit obligations, which may not exceed $16,500,000. The letter of credit obligations outstanding at December 31, 2000 and 1999 under the Agreement were $16,113,000 and $9,779,000, respectively. The Agreement provides for restrictive covenants among which are debt service coverage ratio, quick ratio, senior debt ratio and a tangible net worth requirement, all as defined. All assets now owned or hereafter acquired by the Company and its subsidiaries are pledged as collateral under the Agreement.

      The Company expects to meet its cash requirements for 2001, including amounts necessary to fund business ventures, from current cash, operations and borrowings available under its existing line of credit, which expires on June 30, 2001, and believes that during the next twelve months it will have adequate funding to meet its obligations as they come due. The Company is currently negotiating a replacement line of credit or extension agreement and expects such negotiation to be successful. Factors relating to the amounts of cash from operating, financing and investing activities are presented in detail in the Consolidated Statements of Cash Flows.

Environmental and Other Litigation

Detroit Stoker Company, a wholly owned subsidiary of the Company, was notified in March 1992 by the Michigan Department of Natural Resources that it is a potentially responsible party in connection with the clean-up of a former industrial landfill located in Port of Monroe, Michigan. The Company is involved in other environmental matters. See Note 15. New Accounting Pronouncements In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which the Company is required to adopt effective January 1, 2001. The adoption of the new Statement will not have a significant effect on earnings or the financial position of the Company.

Qualitative and Quantitative Disclosures about Market Risk

A portion of the Company's operations consists of manufacturing and sales activities in foreign jurisdictions, and some of these transactions are denominated in foreign currencies. As a result, the Company's financial results could be affected by changes in foreign exchange rates. To mitigate the effect of changes in these rates, the Company has entered into foreign exchange forward contracts.


                                             United Industrial Corporation    27

Management's Discussion and Analysis of
Financial Condition and Results of Operations -- (continued)

--------------------------------------------------------------------------------
      The following table presents firmly committed sales exposures and related derivative contracts.

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                              Fair
                                                                                                                      Market Value
(In thousands, except                                                                                                 December 31,
average contract rate)                                            2001     2002     2003     2004     2005    Total           2000
----------------------------------------------------------------------------------------------------------------------------------
Firmly committed sales contracts
Australian Dollars                                              $   --   $   --   $  501   $  380   $  190   $1,071
Related forward contracts to sell currencies for U.S. dollars
Australian Dollars
   Notional amount (USD)                                        $   --   $   --   $  502   $  462   $   --   $  964
   Average contract rate (AUD/USD)                                  --       --    .6429    .6429       --       --         $ (121)
==================================================================================================================================

Forward Looking Information

This Annual Report contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements are based on management's expectations, estimates, projections and assumptions. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," and variations of such words and similar expressions are intended to identify such forward looking statements which include, but are not limited to, projections of revenues, earnings, segment performance, cash flows and contract awards. These forward looking statements are subject to risks and uncertainties which could cause the Company's actual results or performance to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, the following: the Company's successful execution of internal performance plans; performance issues with key suppliers, subcontractors and business partners; the ability to negotiate financing arrangements with lenders; legal proceedings; product demand and market acceptance risks; the effect of economic conditions; the impact of competitive products and pricing; product development, commercialization and technological difficulties; capacity and supply constraints or difficulties; legislative or regulatory actions impacting the Company's energy segment and transportation business; changing priorities or reductions in the U.S. Government defense budget; contract continuation and future contracting awards; and U.S. and international military budget constraints and determinations.


28    United Industrial Corporation

Consolidated Statements of Operations
United Industrial Corporation

                                                                      Year Ended December 31
--------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)             2000           1999           1998
--------------------------------------------------------------------------------------------
Net sales                                             $256,358       $216,979       $204,305
Cost of sales                                          214,326        161,554        152,034
============================================================================================
Gross Profit                                            42,032         55,425         52,271

Selling and administrative expenses                     43,488         45,829         42,031
Other operating expenses-- net                             669          1,011          2,043
============================================================================================
Total Operating (Loss) Income                           (2,125)         8,585          8,197
--------------------------------------------------------------------------------------------

Non-operating Income and (Expenses)
   Interest income                                       1,497          1,908          3,675
   Gains on sale of assets-- net                         5,511             --          4,918
   Other income                                          5,853          2,068          1,899
   Interest expense                                        (28)          (160)          (170)
   Equity in net income (loss) of joint ventures         1,471         (2,879)        (2,577)
   Other expenses                                         (701)          (424)           (62)
============================================================================================
                                                        13,603            513          7,683

Income Before Income Taxes                              11,478          9,098         15,880
Provision (credit) for income taxes
Federal
   Current                                               3,401          3,181          8,950
   Deferred                                                 82         (1,165)        (3,109)
State                                                      216            805         (2,972)
============================================================================================
Income Taxes                                             3,699          2,821          2,869
--------------------------------------------------------------------------------------------
Net Income                                            $  7,779       $  6,277       $ 13,011
============================================================================================
Basic Earnings Per Common Share                       $    .63       $    .51       $   1.06
Diluted Earnings Per Common Share                     $    .62       $    .50       $   1.03
============================================================================================

See notes to financial statements


                                             United Industrial Corporation    29

Consolidated Balance Sheets
United Industrial Corporation

                                                                     December 31
--------------------------------------------------------------------------------
(Dollars in thousands)                                        2000          1999
--------------------------------------------------------------------------------
Assets
Current Assets
   Cash and cash equivalents                              $ 11,385      $ 13,092
   Trade receivables
     U.S. Government                                        29,877        21,763
     Other                                                  31,464        26,632
================================================================================
                                                            61,341        48,395

   Inventories                                              79,242        42,187
   Prepaid expenses and other current assets                 3,030         3,239
   Deferred income taxes                                     9,587         3,041
================================================================================
Total Current Assets                                       164,585       109,954
--------------------------------------------------------------------------------

Other Assets                                                50,799        56,005

Property and Equipment
   Land                                                        501           501
   Buildings and improvements                               40,403        40,065
   Machinery and equipment                                  78,531        76,256
   Furniture and fixtures                                    5,148         5,259
================================================================================
                                                           124,583       122,081

Less allowances for depreciation and amortization           91,582        86,248
--------------------------------------------------------------------------------
                                                            33,001        35,833
--------------------------------------------------------------------------------
                                                          $248,385      $201,792
================================================================================


30    United Industrial Corporation

                                                                    December 31
-------------------------------------------------------------------------------
(Dollars in thousands)                                       2000          1999
-------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current Liabilities
   Accounts payable                                      $ 17,184      $  9,837
   Accrued employee compensation and taxes                  8,891         7,710
   Customer advances                                       44,773        25,705
   Provision for contract losses                           17,485         7,026
   Federal income taxes                                        --           636
   Other liabilities                                        7,345         7,847
===============================================================================
Total Current Liabilities                                  95,678        58,761
-------------------------------------------------------------------------------

Postretirement Benefits Other Than Pensions                24,953        24,614
Other Liabilities                                           3,679         3,887
Deferred Income Taxes                                       9,182         3,475
Shareholders' Equity
   Common stock -- par value $1.00 per share
   Authorized shares -- 30,000,000
   Outstanding shares:
   2000 -- 12,435,038; 1999 -- 12,294,138                  14,374        14,374
   Additional capital                                      89,384        89,483
   Retained earnings                                       26,441        23,616
   Cost of shares in treasury:
   2000 -- 1,939,110 shares; 1999 -- 2,080,010 shares     (15,306)      (16,418)
===============================================================================
Total Shareholders' Equity                                114,893       111,055
-------------------------------------------------------------------------------
                                                         $248,385      $201,792
===============================================================================

See notes to financial statements


                                             United Industrial Corporation    31

Consolidated Statements of Cash Flows
United Industrial Corporation

                                                                                                      Year Ended December 31
----------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                    2000           1999           1998
----------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                                            $  7,779       $  6,277       $ 13,011
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization                                                            9,357          7,682          7,816
Deferred income taxes                                                                       82         (1,165)        (3,109)
Gains on sale of assets                                                                 (5,511)            --         (4,918)
Equity in income (loss) of investee companies                                            1,471         (2,879)        (2,577)
Changes in operating assets and liabilities -- net
   (Decrease) increase in current income taxes                                            (636)        (2,337)         2,343
   Increase in trade receivables                                                       (12,946)        (7,851)        (6,497)
   (Increase) decrease in inventories                                                  (37,055)       (18,618)         8,221
   Decrease (increase) in prepaid expenses and other current assets                        209         (1,172)          (425)
   Increase in customer advances                                                        19,068         21,402            761
   Increase (decrease) in accounts payable, accruals
     and other current liabilities                                                      18,485           (948)          (923)
   Other -- net                                                                         (4,659)           381          1,165
============================================================================================================================
Net Cash (Used For) Provided By Operating Activities                                    (4,356)           772         14,868
----------------------------------------------------------------------------------------------------------------------------
Investing Activities
Advances to investees                                                                   (4,544)        (7,131)       (17,169)
Repayment of advances by investees                                                      12,978         10,834          4,434
Purchase of marketable securities                                                           --         (2,200)        (5,693)
Sale of marketable securities                                                               --          6,902          7,093
Purchase of property and equipment                                                      (7,108)       (12,530)       (14,032)
Net proceeds from sale of assets                                                         5,277             --         19,850
============================================================================================================================
Net Cash Provided By (Used For) Investing Activities                                     6,603         (4,125)        (5,517)
----------------------------------------------------------------------------------------------------------------------------
Financing Activities
Payments on long-term debt and borrowings                                               (2,300)       (12,943)        (5,729)
Proceeds from borrowings                                                                 2,300         12,943             --
Dividends                                                                               (4,954)        (4,910)        (4,927)
Purchase of treasury shares                                                                 --             --         (1,475)
Proceeds from exercise of stock options                                                  1,000            229            808
============================================================================================================================
Net Cash Used for Financing Activities                                                  (3,954)        (4,681)       (11,323)
----------------------------------------------------------------------------------------------------------------------------
Decrease in Cash and Cash Equivalents                                                   (1,707)        (8,034)        (1,972)
Cash and Cash Equivalents at Beginning of Year                                          13,092         21,126         23,098
============================================================================================================================
Cash and Cash Equivalents at End of Year                                              $ 11,385       $ 13,092       $ 21,126
============================================================================================================================

See notes to financial statements


32    United Industrial Corporation

Notes to Financial Statements

--------------------------------------------------------------------------------
Note 1               Nature of Operations
--------------------------------------------------------------------------------

United Industrial Corporation is a high technology company applying its resources to the research, development, and production of military electronics and aerospace systems and components under defense contracts. Resources are also applied to other products including transportation systems and energy systems for industry and utilities.

      The principal business segments are defense and related products, ground transportation systems and energy generating systems.

--------------------------------------------------------------------------------
Note 2               Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

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

Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Marketable securities, which generally mature within one year, consist primarily of short-term investment funds.

Inventories

Inventories are stated at the lower of cost or market. At December 31, 2000 and 1999, approximately 4% and 6%, respectively, of total inventory was priced by the last-in, first-out (LIFO) method with the remainder priced at actual or average cost. If the first-in, first-out (FIFO) method of inventory pricing had been used, inventories would have been approximately $3,572,000 higher than reported on December 31, 2000 and $3,691,000 higher than reported on December 31, 1999.

Revenue and Gross Profit Recognition

The Company generally follows the percentage-of-completion method of accounting for its long-term contracts. Sales and gross profit are principally recognized as work is performed based on the relationship between actual costs incurred and total estimated costs, including warranties, at completion. Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Incentives or penalties, estimated warranty costs and awards applicable to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance. When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected


                                             United Industrial Corporation    33

--------------------------------------------------------------------------------
in earnings in the current period. Anticipated losses on contracts or programs in progress are charged to earnings when identified.

      Alternatively, certain contracts provide for the production of various units throughout the contract period, and sales and gross profit on these contracts are accounted for based on the units delivered. See Note 4.

      Noncontract revenue is recorded when the product is shipped or when the services are provided.

Property and Equipment

Property and equipment are stated at cost. The policy of the Company is to provide for depreciation on the straight-line and declining-balance methods, by annual charges to operations calculated to amortize the cost over the estimated useful lives of the various classes of property and equipment.

Earnings per Share

Basic earnings per share is based on the weighted-average-number of common shares outstanding. Diluted earnings per share gives effect to the assumed exercise of dilutive options using, where appropriate, the treasury stock method.

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

Foreign Currency Contracts

The Company enters into forward exchange contracts to manage its exposure against foreign currency fluctuations on sales transactions denominated in foreign currencies. The contract obligates the Company to exchange predetermined amounts of the foreign currency at certain dates, or to make an equivalent U.S. dollar payment equal to the value of such exchanges. The purpose of the Company's foreign exchange currency hedging activities is to protect the Company from the risk that the eventual U.S. dollar cash flows resulting from the sale of products to international customers will be adversely affected by changes in exchange rates. Deferred gains and losses are included in other assets and liabilities and recognized in earnings when the future sales occur. At December 31, 2000 the Company has foreign currency forward contracts with a large financial institution for Australian dollars having maturities of four years to hedge contract payments scheduled to be received within four years. The aggregate notional value of these contracts was $964,000, with an aggregate loss of $121,000 based on fair market value.

      The Company is exposed to credit loss in the event of nonperformance by counterparties on foreign exchange contracts. The amount of such exposure is generally the unrealized gain or loss on such contracts. The Company does not hold or issue financial instruments for trading purposes.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted on January 1, 2001. The adoption of the new Statement will not have a significant effect on earnings or the financial position of the Company.


34    United Industrial Corporation

--------------------------------------------------------------------------------
Note 3               Trade Receivables
--------------------------------------------------------------------------------

Amounts due from the U.S. Government primarily related to long-term contracts of the Company's defense segment were as follows:

                                                                     December 31
--------------------------------------------------------------------------------
(Dollars in thousands)                                        2000          1999
--------------------------------------------------------------------------------
Amounts billed                                             $25,773       $16,592
Unbilled recoverable costs and earned fees                   2,650         4,979
Retainage per contract provisions                            1,454           192
================================================================================
                                                           $29,877       $21,763
================================================================================

Billed and unbilled amounts include $2,979,000 and $3,727,000 at December 31, 2000 and 1999, respectively, related to contracts for which a subsidiary of the Company is a subcontractor to other government contractors. Unbilled recoverable costs and earned fees represent amounts that will be substantially collected within one year. Retainage amounts will generally be billed over the next twelve months.

--------------------------------------------------------------------------------
Note 4               Inventories
--------------------------------------------------------------------------------

                                                                    December 31
-------------------------------------------------------------------------------
(Dollars in thousands)                                         2000        1999
-------------------------------------------------------------------------------
Finished goods and work in progress                        $  4,194    $  6,448
-------------------------------------------------------------------------------
Costs and earnings relating to long-term contracts          108,396      43,642
Deduct progress payments related to long-term contracts     (35,682)    (11,188)
-------------------------------------------------------------------------------
Costs and earnings in excess of billings                     72,714      32,454
-------------------------------------------------------------------------------
Total finished goods and work in progress                    76,908      38,902
Materials and supplies                                        2,334       3,285
===============================================================================
                                                           $ 79,242    $ 42,187
===============================================================================

      The inventoried costs associated with long-term contracts include costs and earnings of $72,714,000 in 2000 and $32,454,000 in 1999 of incomplete contracts not yet billable to the customer. These amounts represent the difference between the percentage-of-completion method of accounting for long-term contracts used to record operating results by the Company's defense and transportation segments and the amounts billable to the customer under the terms of the specific contracts. Estimates of final contract costs and earnings (including earnings subject to future determination through negotiation or other procedures) are reviewed and revised periodically


                                             United Industrial Corporation    35

--------------------------------------------------------------------------------
throughout the lives of the contracts. Adjustments of earnings resulting from the revisions are recorded on a current basis. The Company recognized losses of $21,333,000 ($13,376,000 net of tax benefit) and $7,680,000 ($4,815,000 net of tax benefit) during 2000 and 1999, respectively, resulting primarily from revision of cost estimates on certain major long-term transportation contracts.

      Included in the costs and earnings in excess of billings for 1999 was $2,284,000 on certain government contracts of the subsidiary sold in 2000.

      Inventories do not include any significant amounts of unamortized tooling, learning curve, and other deferred costs, claims, or other similar items whose recovery is uncertain.

--------------------------------------------------------------------------------
Note 5               Other Assets
--------------------------------------------------------------------------------

                                                                     December 31
--------------------------------------------------------------------------------
(Dollars in thousands)                                        2000          1999
--------------------------------------------------------------------------------
Net pension asset                                          $44,516       $39,262
Advances to investee                                         1,010        12,444
Patents and other intangible assets, net                     1,484         3,855
Other                                                        3,789           444
================================================================================
                                                           $50,799       $56,005
================================================================================

      Patents and other intangible assets represent assets acquired in connection with purchased businesses and are being amortized primarily on a straight-line basis over 5 to 10 years. Amortization expense amounted to $715,000 in 2000, $885,000 in 1999 and $1,526,000 in 1998. Accumulated
amortization amounted to $4,122,000 and $9,970,000 at December 31, 2000 and 1999, respectively. The sale of Symtron Systems, Inc. reduced the December 31, 1999 intangible assets by $2,038,000. Other includes the investment in Electric Transit, Inc. ("ETI") which was increased $3,999,000 during 2000. The increase was due to the Company's recovery of $1,334,000 of losses recorded during 1999 in excess of its 35% equity interest and the capitalization of $3,000,000 of certain accounts receivable from ETI to fund previously recorded losses by the venture, less its equity share of losses during 2000 totaling $335,000. Receivables of $4,603,000 and $7,701,000 from investees under subcontracts were classified as accounts receivable at December 31, 2000 and 1999, respectively.

--------------------------------------------------------------------------------
Note 6               Long-Term Debt and Credit Arrangements
--------------------------------------------------------------------------------

On June 11, 1997, the Company and its subsidiaries entered into a Revolving Line of Credit Loan Agreement, Term Loan Agreement and Security Agreement ("Agreement") (amending and restating a credit agreement, dated as of October 13, 1994) with an institutional lender. At December 31, 2000 and 1999, there were no borrowings under the Agreement. The amount available under the Revolving Line of Credit Loan Agreement is $17,500,000 with various interest rate options, and is reduced by the letter of credit obligations which may not exceed $16,500,000. The Revolving Line of Credit Loan Agreement expires June 30, 2001. The Company is currently negotiating a


36    United Industrial Corporation

--------------------------------------------------------------------------------
replacement line of credit or extension agreement and expects such negotiation to be successful. The letter of credit obligations outstanding at December 31, 2000 and 1999 under the Agreement were $16,113,000 and $9,779,000, respectively. The Agreement provides for restrictive covenants among which are debt service coverage ratio, quick ratio, senior debt ratio and a tangible net worth requirement, all as defined. All assets now owned or hereafter acquired are pledged as collateral under the Agreement.

Interest expense was $28,000 in 2000, $160,000 in 1999 and $170,000 in 1998.
Interest paid was $64,000 in 2000, $166,000 in 1999 and $494,000 in 1998.

--------------------------------------------------------------------------------
Note 7               Stock Options
--------------------------------------------------------------------------------

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

      Had compensation cost been determined consistent with the fair value method set forth under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), for all awards during 2000, 1999 and 1998 under the plans, net income and net income per common share would have decreased to the pro forma amounts indicated below:

                                                          Year ended December 31
--------------------------------------------------------------------------------
(Dollars in thousands,
except per share amounts)                           2000        1999        1998
--------------------------------------------------------------------------------
Net Income:
   As reported                                   $ 7,779     $ 6,277     $13,011
   Pro forma                                       7,023       5,566      12,406
Net income per common share:
   As reported:
      Basic                                          .63         .51        1.06
      Diluted                                        .62         .50        1.03
   Pro forma:
      Basic                                          .57         .45        1.01
      Diluted                                        .56         .44         .98
================================================================================


                                             United Industrial Corporation    37

--------------------------------------------------------------------------------
      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: dividend yields of 4.7%, 3.9% and 3.5%; expected volatility of 46%, 39% and 31%; risk-free interest rates of 6.4%, 4.7% and 5%; and expected lives of eight years in 2000, three to five years in 1999 and five years in 1998. The weighted-average fair value of an option granted was $2.97, $2.64 and $2.78 for the years ended December 31, 2000, 1999 and 1998, respectively.

      A summary of stock option activity under all plans is as follows:

--------------------------------------------------------------------------------
                                                                       Weighted-
                                                      Number             Average
                                                          of            Exercise
(Shares in thousands)                                 shares               Price
--------------------------------------------------------------------------------
Balance at January 1, 1998                               840              $ 6.44
Granted                                                  538               12.01
Exercised                                               (148)               5.38
Canceled                                                  (4)               7.50
--------------------------------------------------------------------------------
Balance at December 31, 1998                           1,226                9.01
--------------------------------------------------------------------------------
Granted                                                  489                9.36
Exercised                                                (42)               5.47
--------------------------------------------------------------------------------
Balance at December 31, 1999                           1,673                9.20
--------------------------------------------------------------------------------
Granted                                                  320                8.56
Exercised                                               (139)               7.17
Canceled                                                 (90)              10.65
--------------------------------------------------------------------------------
Balance at December 31, 2000                           1,764                9.17
--------------------------------------------------------------------------------

                                                                     December 31
--------------------------------------------------------------------------------
(Shares in thousands)                             2000         1999         1998
--------------------------------------------------------------------------------
Exercisable                                      1,125          833          411
Available for future grants                        496          727          615
================================================================================

      The weighted-average remaining life for options outstanding as of December 31, 2000, is 7 years.

      The following table summarizes information about stock options outstanding at December 31, 2000:

--------------------------------------------------------------------------------
(Shares in thousands)                                         Shares
--------------------------------------------------------------------------------
Range of Exercise Prices                           Exercisable       Outstanding
--------------------------------------------------------------------------------
$4.50 to $7.00                                             274               274
$7.50 to $9.81                                             484             1,009
$10.25 to $13.00                                           367               481
--------------------------------------------------------------------------------
                                                         1,125             1,764
================================================================================


38    United Industrial Corporation

--------------------------------------------------------------------------------
Note 8               Leases
--------------------------------------------------------------------------------

Total rental expense for all operating leases amounted to $3,612,000 in 2000, $2,883,000 in 1999 and $2,178,000 in 1998. Contingent rental payments were not significant.

      The future minimum rental commitments as of December 31, 2000, for all noncancellable leases are $3,762,000 in 2001; $3,487,000 in 2002; $2,695,000 in
2003; $1,095,000 in 2004; $961,000 in 2005; and $3,027,000 thereafter.

--------------------------------------------------------------------------------
Note 9               Changes in Shareholders' Equity
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                        Common                                                              Share-
                                                        Shares        Common   Additional      Retained     Treasury      holders'
(In thousands)                                     Outstanding         Stock      Capital      Earnings        Stock        Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1998                                12,249      $ 14,374     $ 89,929      $ 14,165     $(16,444)     $102,024
Net income                                                                --           --        13,011           --        13,011
Cash dividends declared ($.40 per share)                                  --           --        (4,927)          --        (4,927)
Shares repurchased                                        (148)           --           --            --       (1,475)       (1,475)
Stock options                                              148            --         (346)           --        1,154           808
Employee awards                                              1            --           --            --           --            --
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                              12,250        14,374       89,583        22,249      (16,765)      109,441
Net income                                                                --           --         6,277           --         6,277
Cash dividends declared ($.40 per share)                                  --           --        (4,910)          --        (4,910)
Stock options                                               42            --         (102)           --          331           229
Employee awards                                              2            --            2            --           16            18
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                              12,294        14,374       89,483        23,616      (16,418)      111,055
Net income                                                                --           --         7,779           --         7,779
Cash dividends declared ($.40 per share)                                  --           --        (4,954)          --        (4,954)
Stock options                                              139            --         (100)           --        1,100         1,000
Employee awards                                              2            --            1            --           12            13
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                              12,435      $ 14,374     $ 89,384      $ 26,441     $(15,306)     $114,893
==================================================================================================================================


                                             United Industrial Corporation    39

--------------------------------------------------------------------------------
Note 10              Pensions and Other Postretirement Benefits
--------------------------------------------------------------------------------

The Company sponsors several qualified and non-qualified pension plans and other postretirement benefit plans for its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 2000, and a statement of the funded status as of December 31 of both years.

-------------------------------------------------------------------------------------------------------------------------
                                                              Pension Benefits             Other Postretirement Benefits
-------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                     2000               1999               2000               1999
-------------------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit obligation at beginning of year                $129,834           $155,899           $ 23,550           $ 25,072
Service cost                                              1,229              1,608                550                590
Interest cost                                             9,988             10,370              1,915              1,595
Amendments                                                6,129                 --                549                 --
Curtailments                                                 --              2,134                 --              1,328
Actuarial loss (gain)                                     9,160            (14,379)             1,747             (3,515)
Administrative expenses                                     (26)               (30)                --                 --
Settlements                                                  --            (14,674)                --                 --
Benefits paid                                           (12,290)           (14,054)            (2,216)            (1,520)
Special termination benefits                                 --              2,960                 --                 --
-------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                      $144,024           $129,834           $ 26,095           $ 23,550
-------------------------------------------------------------------------------------------------------------------------
Change in Plan Assets
Fair value of plan assets at beginning of year         $191,816           $193,724
Actual return on plan assets                             (2,353)            26,850
Administrative expenses                                     (26)               (30)
Settlements                                                  --            (14,674)
Benefits paid                                           (12,290)           (14,054)
-------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year               $177,147           $191,816
-------------------------------------------------------------------------------------------------------------------------
Funded (underfunded) status of the plan                $ 33,123           $ 61,982           $(26,095)          $(23,550)
Unrecognized net transition asset                          (181)              (269)                --               (549)
Unrecognized net actuarial (gain) loss                   13,326            (20,343)               360               (822)
Unrecognized prior service cost                          (1,752)            (2,108)               782                307
-------------------------------------------------------------------------------------------------------------------------
Prepaid benefit (accrued cost)                         $ 44,516           $ 39,262           $(24,953)          $(24,614)
-------------------------------------------------------------------------------------------------------------------------
Weighted-average Assumptions
Discount rate                                               7.5%                 8%               7.5%                 8%
Expected return on plan assets                              8.5%               8.5%                --                 --
Rate of compensation increase                                 4%                 4%                --                 --
=========================================================================================================================


40    United Industrial Corporation

--------------------------------------------------------------------------------
      For the purpose of measuring the other postretirement obligations a 6.8 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease to 5.5 percent in 2005 and remain at that level thereafter.

----------------------------------------------------------------------------------------------------------------------------
                                                             Pension Benefits                Other Postretirement Benefits
----------------------------------------------------------------------------------------------------------------------------
   (Dollars in thousands)                              2000        1999        1998             2000     1999     1998
----------------------------------------------------------------------------------------------------------------------------
   Components of Net Periodic Benefit Cost
   Service cost                                      $  1,229    $  1,608    $  1,377          $  550   $  590   $  612
   Interest cost                                        9,988      10,370      10,618           1,915    1,595    1,662
   Expected return on plan assets                     (16,029)    (16,003)    (15,250)             --       --       --
   Amortization of prior service cost                    (357)       (413)       (413)             76       44       46
   Amortization of unrecognized transition assets         (88)        (88)        (88)             --       --       --
   Settlement-- curtailment                                --          25          --              --      760       --
   Recognized net actuarial loss                          (31)         --          (3)             --       --       --
----------------------------------------------------------------------------------------------------------------------------
   Benefit (income) cost                             $ (5,288)   $ (4,501)   $ (3,759)         $2,541   $2,989   $2,320
============================================================================================================================

      Net periodic benefit costs for the defense segment are considered contract costs and are included in Cost of sales in the Statements of Operations. Net periodic benefit costs for other segments are classified as other income.

      During 2000 the Pension Plan was amended to provide improvements in the accrual rates and interest-crediting rate.

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

      One of these plans was amended effective January 1, 2000 to provide benefits to employees not previously covered.

      The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:


                                             United Industrial Corporation    41

-------------------------------------------------------------------------------------------------
                                                                   1-Percentage    1-Percentage
                                                                          Point           Point
(Dollars in thousands)                                                 Increase        Decrease
-------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components in 2000          $  128          $ (121)
Effect on postretirement benefit obligation as of
  December 31, 2000                                                      $1,152         $(1,106)
=================================================================================================

      The Company sponsors a 401(k) plan with employee and employer matching contributions based on specified formulas. The Company's contribution to the 401(k) plan was $1,377,000 in 2000, $1,303,000 in 1999 and $1,309,000 in 1998.

--------------------------------------------------------------------------------
Note 11              Industry Segment Data
--------------------------------------------------------------------------------

      The Company has three reportable segments: defense, transportation and energy systems. Other includes the Corporate office and dormant corporations. The defense segment's products include unmanned aerial vehicles, training and simulation systems, automated aircraft test and maintenance equipment, and combat vehicles and ordnance systems. The defense segment also included specialized firefighting training installations until the sale of Symtron Systems, Inc. in September 2000. See Note 16. The transportation segment manufactures and overhauls transit systems and components. The energy segment manufactures combustion equipment for biomass and refuse fuels.

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

      Sales to agencies of the United States Government, primarily by the defense segment, were $132,975,000 in 2000, $133,328,000 in 1999 and
$106,763,000 in 1998. No single customer, other than the United States Government, accounted for 10 percent or more of net sales in any year. Export sales were $57,110,000 in 2000, $42,120,000 in 1999 and $40,994,000 in 1998.


42    United Industrial Corporation

--------------------------------------------------------------------------------------------------------------------------
   (Dollars in thousands)                   Defense    Transportation    Energy      Other   Reconciliations      Totals
--------------------------------------------------------------------------------------------------------------------------
   Year Ended December 31, 2000
--------------------------------------------------------------------------------------------------------------------------
   Revenues from external customers        $200,743          $ 20,075   $35,540   $     --         $      --    $256,358
   Intersegment revenues                      1,291                --        --         --            (1,291)         --
   Equity profit in ventures                    472               999        --         --                --       1,471
   Interest income                            2,504                --       354        193            (1,554)      1,497
   Interest expense                             458                59        11      1,054            (1,554)         28
   Depreciation and amortization expense      7,270             1,271       746         70                --       9,357
   Gain (loss) on sale of assets                 --                --       (28)     5,539                --       5,511
   Segment profit (loss)                     20,628           (21,442)    4,718      7,574                --      11,478
   Segment assets                           145,894            70,867    36,247    136,286          (140,909)    248,385
   Capital expenditures                       4,369             2,055       673         11                --       7,108
--------------------------------------------------------------------------------------------------------------------------
   Year Ended December 31, 1999
--------------------------------------------------------------------------------------------------------------------------
   Revenues from external customers        $175,493          $  9,296   $32,190   $     --         $      --    $216,979
   Intersegment revenues                      2,103                --        --         --            (2,103)         --
   Equity profit (loss) in ventures             483            (3,362)       --         --                --      (2,879)
   Interest income                            3,129                --       263      4,900            (6,384)      1,908
   Interest expense                             730               155         1      5,658            (6,384)        160
   Depreciation and amortization expense      5,951               902       760         69                --       7,682
   Segment profit (loss)                     19,278           (13,112)    4,586     (1,654)               --       9,098
   Segment assets                           152,917            33,755    35,083    129,976          (149,939)    201,792
   Capital expenditures                       9,922             1,623       971         14                --      12,530
--------------------------------------------------------------------------------------------------------------------------
   Year Ended December 31, 1998
--------------------------------------------------------------------------------------------------------------------------
   Revenues from external customers        $153,201          $ 16,650   $34,454   $     --         $      --    $204,305
   Intersegment revenues                      3,759                --        --         --            (3,759)         --
   Equity profit (loss) in ventures             483            (3,060)       --         --                --      (2,577)
   Interest income                            4,637                --       374     10,958           (12,294)      3,675
   Interest expense                           1,195               257         4     11,008           (12,294)        170
   Depreciation and amortization expense      6,530               498       751         37                --       7,816
   Gain on sale of assets                     4,332                --        --        586                --       4,918
   Segment profit (loss)                     23,239            (5,807)    6,160     (7,712)               --      15,880
   Segment assets                           136,164            27,285    33,399    218,779          (235,106)    180,521
   Capital expenditures                      11,593               928     1,075        436                --      14,032
==========================================================================================================================


                                             United Industrial Corporation    43

------------------------------------------------------------------------------------
(Dollars in thousands)                              2000         1999         1998
------------------------------------------------------------------------------------
Revenues
Total external revenues for
   reportable segments                         $ 256,358    $ 216,979    $ 204,305
Intersegment revenues for
   reportable segments                             1,291        2,103        3,759
Elimination of intersegment revenues              (1,291)      (2,103)      (3,759)
------------------------------------------------------------------------------------
   Total Consolidated Revenues                 $ 256,358    $ 216,979    $ 204,305
------------------------------------------------------------------------------------
Profit or Loss
Income before income taxes
   for reportable segments                     $  11,478    $   9,098    $  15,880
------------------------------------------------------------------------------------
Assets
Total assets for reportable segments           $ 389,294    $ 351,731    $ 415,627
Elimination of intercompany receivables               --       (7,886)     (29,957)
Elimination of investment in
   consolidated subsidiaries                    (127,822)    (125,345)    (189,174)
Reclassification of deferred tax liabilities     (13,087)     (16,708)     (15,975)
------------------------------------------------------------------------------------
   Total Consolidated Assets                   $ 248,385    $ 201,792    $ 180,521
------------------------------------------------------------------------------------
Other Significant Items
Elimination of intercompany interest           $   1,554    $   6,384    $  12,294
====================================================================================

      Segment profit (loss) includes research and development costs amounting to $2,661,000 in 2000, $2,630,000 in 1999 and $989,000 in 1998, principally in the defense segment.


44    United Industrial Corporation

--------------------------------------------------------------------------------
Note 12              Income Taxes
--------------------------------------------------------------------------------

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

      Following is a reconciliation of the difference between total tax expense and the amount computed by applying the federal statutory income tax rate to income from operations before income taxes:

-------------------------------------------------------------------------------
(Dollars in thousands)                               2000      1999      1998
-------------------------------------------------------------------------------
Federal income taxes at statutory rate             $3,902    $3,094    $5,481
State and local income taxes, net of federal
   income tax benefit (including a reduction
   of $2,920 in 1998 of a $4,000 tax
   contingency established in 1997)                    48       531    (1,961)
Provision for nondeductible expenses
   (including $94 related to contingent
   payments in 1998 on an acquisition)                 --       296       378
Non-taxable income                                   (576)     (548)     (651)
Other -- net                                          325      (552)     (378)
-------------------------------------------------------------------------------
Income Taxes                                       $3,699    $2,821    $2,869
================================================================================

      Income tax payments were $4,000,000 in 2000, $4,600,000 in 1999 and
$6,000,000 in 1998.

Deferred income tax balances:

                                                                    December 31
--------------------------------------------------------------------------------
(Dollars in thousands)                                         2000        1999
--------------------------------------------------------------------------------
Deferred Tax Assets
Losses on long-term contracts not currently deductible     $  7,767    $  4,330
Postretirement benefits other than pensions
   and other employee benefits                               10,549      10,307
Product warranty and other provisions                         2,480       3,827
Vacation pay accruals                                           745         733
Other                                                           129          99
--------------------------------------------------------------------------------
Total Deferred Tax Assets                                    21,670      19,296
================================================================================
Deferred Tax Liability
Pension plans and other employee benefits                   (17,747)    (15,852)
Excess tax depreciation                                      (1,995)     (2,349)
Insurance recovery                                             (861)         --
Patent amortization                                              --        (938)
Other                                                          (662)       (591)
--------------------------------------------------------------------------------
Total Deferred Tax Liability                                (21,265)    (19,730)
--------------------------------------------------------------------------------
Net Deferred Tax Asset (Liability)                         $    405    $   (434)
================================================================================
The net deferred tax liability is classified as follows:
Net current deferred income tax assets                     $  9,587    $  3,041
--------------------------------------------------------------------------------
Net non-current deferred income tax liability              $ (9,182)   $ (3,475)
================================================================================

      The deferred tax liability was reduced by $921,000 in connection with the disposed business. See Note 16.


                                             United Industrial Corporation    45

--------------------------------------------------------------------------------
Note 13     Other Operating Expenses, Net, Other Income, Net, and Other Expenses
--------------------------------------------------------------------------------

                                                        Year ended December 31
--------------------------------------------------------------------------------
(Dollars in thousands)                                2000      1999      1998
--------------------------------------------------------------------------------
Other Operating Expenses, Net
Reduction of deferred compensation liability        $ (208)   $ (288)   $   --
Amortization of intangibles                            715       874     1,511
Write off of receivable                                162        --        --
Write off of assets                                     --       425       267
Contingent payout to sellers of acquired business       --        --       265
--------------------------------------------------------------------------------
Total other operating expenses, net                 $  669    $1,011    $2,043
================================================================================
Other Income, Net
Pension income                                      $2,126    $1,754    $1,565
Settlements of lawsuits-- net                        3,183        --        --
Royalties and commissions                              408       314        64
Insurance refund                                        68        --        --
Government contract refund                              --        --       270
Other                                                   68        --        --
--------------------------------------------------------------------------------
Total other income                                  $5,853    $2,068    $1,899
================================================================================
Other Expenses
Professional fees-- potential disposition           $  271    $   --    $   --
Miscellaneous items, none of which are material        430       424        62
--------------------------------------------------------------------------------
Total other expenses                                $  701    $  424    $   62
================================================================================


46    United Industrial Corporation

--------------------------------------------------------------------------------
Note 14              Selected Quarterly Data (Unaudited)
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  (Dollars in thousands, except per share data                                      2000                                      1999
  and stock prices)                             Fourth        Third    Second      First     Fourth     Third     Second     First
-----------------------------------------------------------------------------------------------------------------------------------
  Net sales                                   $ 79,700    $  65,797   $60,925   $ 49,936   $ 63,783   $52,094   $ 54,032   $47,070
  Gross profit                                   8,707        5,827    14,522     12,976     11,693    14,572     14,105    15,055
  Net income                                       838        2,146     2,566      2,229        443     2,096      1,424     2,314
-----------------------------------------------------------------------------------------------------------------------------------
  Earnings per share
     Basic                                    $    .07    $     .17   $   .21   $    .18   $    .03   $   .17   $    .12   $   .19
     Diluted                                  $    .07    $     .17   $   .20   $    .18   $    .03   $   .17   $    .11   $   .19
===================================================================================================================================
  Dividends declared per share                $    .10    $     .10   $   .10   $    .10   $    .10   $   .10   $    .10   $   .10
-----------------------------------------------------------------------------------------------------------------------------------
  Stock prices:
     High                                     $11 9/16    $11 10/16   $    10   $10 5/16   $  9 3/4   $11 3/8   $ 12 1/2   $11 7/8
     Low                                      $     10    $ 8 15/16   $8 3/16   $ 8 2/16   $7 15/16   $ 7 3/8   $9 11/16   $8 9/16
===================================================================================================================================

      The Company's common stock is listed on the New York Stock Exchange. The approximate number of shareholders of record as of February 15, 2001 was 2,200.

--------------------------------------------------------------------------------
Note 15              Commitments and Contingencies
--------------------------------------------------------------------------------

In prior years, the Company, along with numerous other parties, was named in five tort actions in Maricopa County Superior Court relating to certain environmental matters. The Company reached an agreement to settle all of these matters with the plaintiffs for, among other items, a cash payment of $4,250,000, which was paid in May 1999. This amount was accrued for as of and for the year ended December 31, 1998. The Superior Court of Maricopa County approved the settlement during 2000.

      In addition, during 2000 the Company reached an agreement with two insurance carriers for recovery of certain of its costs related to these environmental matters. The settlement has been included in Other income in the accompanying Consolidated Statements of Operations.

      Detroit Stoker, a wholly owned subsidiary of the Company, was notified in March 1992 by the Michigan Department of Natural Resources ("MDNR") that it is a potentially responsible party in connection with the clean-up of a former industrial landfill located in Port of Monroe, Michigan. MDNR is treating the Port of Monroe landfill site as a contaminated facility within the meaning of the Michigan Environmental Response Act ("MERA"). Under MERA, if a release or a potential release of a discarded hazardous substance is or may be injurious to the environment or to the public health, safety, or welfare, MDNR is empowered to undertake or compel investigation and response activities in order to alleviate any contamination threat. Detroit Stoker intends to aggressively


                                             United Industrial Corporation    47

--------------------------------------------------------------------------------
defend these claims. At this time, no estimate can be made as to the amount or range of potential loss, if any, to Detroit Stoker with respect to this action.

      The Company is involved in various other lawsuits and claims, including certain other environmental matters, arising out of the normal course of its business. In the opinion of management, the ultimate amount of liability, if any, under pending litigation, including claims described above, will not have a materially adverse effect on the Company's financial position, results of operations or cash flows.

      In connection with certain of its contracts, the Company commits to certain performance guarantees. The ability of the Company to perform under these guarantees may, in part, be dependent on the performance of other parties, including partners and subcontractors. If the Company is unable to meet these performance obligations, the performance guarantees could have a material adverse effect on product margins and the Company's results of operations, liquidity or financial position. The Company monitors the progress of its partners and subcontractors and does not believe that their performance will adversely affect these contracts as of December 31, 2000.

      In connection with the contractual obligations of ETI, a company owned 35% by AAI Corporation ("AAI"), a wholly owned subsidiary of the Company, and 65% by Skoda a.s., a Czech Republic firm, AAI has guaranteed certain performance criteria. The ability of ETI to perform under these contracts may, in part, be dependent on the performance of other parties, including AAI, Skoda and other subcontractors. Thus, the ability to timely deliver such equipment may be outside AAI's control. If ETI is unable to meet its performance obligations, these performance guarantees could have a material adverse effect on product margins and the Company's results of operations, liquidity or financial condition.

      In February 2000, the Czech Export Bank ("CEB") approved credit facilities to ETI and two Skoda subsidiaries in order to finance the design and manufacture of electric trolley buses for the city and county of San Francisco ("MUNI"). These credit facilities are partially guaranteed by the Czech government's Export Guarantee and Insurance Corporation ("EGAP"). In addition, the Company has agreed to assume joint and several liability on progress payment bonds totaling approximately $47,000,000 at December 31, 2000. These progress payment bonds are expected to be eliminated when the MUNI customer accepts certain deliveries. Although the Company has accepted full responsibility under these progress payment bonds, Skoda retains its 65% obligation that is partially guaranteed by EGAP. In addition, a previously existing bond that guarantees performance under the MUNI contract obligates the Company to indemnify the surety, if necessary, for up to approximately $16,000,000. It is expected that there will be sufficient working capital to complete the MUNI program.

      In February 2000, the Company was informed of a warranty issue by one of its customers. Based upon this information, in the fourth quarter of 1999, the Company recorded a $5,000,000 provision for the estimate of the future warranty costs to be incurred. In 2000 the provision was increased by $1,300,000.


48    United Industrial Corporation

--------------------------------------------------------------------------------
Note 16              Disposed Business
--------------------------------------------------------------------------------

      On September 29, 2000, the Company sold all its capital stock of Symtron Systems, Inc. ("Symtron"). The sale resulted in a gain of $5,539,000.

      The Consolidated Statements of Operations include Symtron's net sales of $7,663,000, $16,217,000 and $16,842,000 in 2000, 1999 and 1998, respectively.
Symtron had a net loss of $950,000 in 2000 and net profits of $712,000 and $159,000 in 1999 and 1998, respectively.

--------------------------------------------------------------------------------
Note 17              Earnings per Share
--------------------------------------------------------------------------------

The following table sets forth the computation of basic and diluted earnings per share:

------------------------------------------------------------------------------------------------------------------------------
                                                                                            2000          1999          1998
------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                        $ 7,779,000   $ 6,277,000   $13,011,000
   Basic earnings per share -- weighted-average shares                                12,384,000    12,275,000    12,307,000
   Effect of dilutive securities: employee and non-employee director stock options       225,000       234,000       302,000
------------------------------------------------------------------------------------------------------------------------------
   Diluted earnings per share -- adjusted weighted-average and assumed conversions    12,609,000    12,509,000    12,609,000
------------------------------------------------------------------------------------------------------------------------------
   Basic earnings per share                                                                 $.63          $.51         $1.06
------------------------------------------------------------------------------------------------------------------------------
   Diluted earnings per share                                                               $.62          $.50         $1.03
==============================================================================================================================

--------------------------------------------------------------------------------
Note 18              Investment in Unconsolidated Investees
--------------------------------------------------------------------------------

In 1993, AAI organized a new subsidiary, Electric Transit, Inc., to manufacture electric trolley buses for the U.S. market. In 1994 and again in 1995, ETI conveyed equity interests (in ETI) to Skoda, a Czech Republic firm. Presently, ETI is owned 35% by AAI, and 65% by Skoda. ETI has won contracts in both Dayton, Ohio for the Miami Valley Regional Transit Authority and the city and county of San Francisco, California ("MUNI"). Under these contracts, which are valued at $32,444,000 and $187,568,000, respectively, AAI has received subcontracts of $9,350,000 and $63,617,000, respectively.


                                             United Industrial Corporation    49

--------------------------------------------------------------------------------
      During the years ended December 31, 2000, 1999 and 1998, the sales, cost of sales and gross profit recognized by AAI on subcontracts with ETI are as follows:


-------------------------------------------------------------------
(Dollars in thousands)                   2000      1999      1998
-------------------------------------------------------------------
Sales                                 $ 2,360    $1,728    $6,286
Cost of sales                           4,082     1,852     5,951
-------------------------------------------------------------------
Gross (loss) profit                   $(1,722)   $ (124)   $  335
===================================================================

      Due to Skoda's inability to fund ETI during 1999 as required by ETI's shareholder agreement, AAI assumed that responsibility in its entirety. While Skoda still had the obligation to provide funding, during 1999, AAI recorded 100% of ETI's loss which totalled $3,362,000 ($2,108,000, net of taxes). The loss in excess of AAI's 35% equity interest in ETI totalled $2,185,000 ($1,370,000, net of taxes).

      During 2000 ETI repaid to AAI $3,605,000 that was previously advanced to ETI by AAI on behalf of Skoda. The transportation segment included in income $1,334,000 ($836,000, net of taxes) of the losses in excess of 35% recorded during 1999. Excluding the adjustment to reduce previously recorded losses, the Company recorded a loss of $335,000 related to its equity interest in the net loss of ETI during 2000. The losses during 2000 and 1999 were primarily caused by warranty cost growth on the Dayton program. All the trolley buses for Dayton were delivered to and accepted by the customer and the program is substantially completed. In 2000, the Dayton electric trolley buses were removed from service for repairs. Such costs are expected to be funded by Skoda's warranty under its subcontract with ETI.

      At December 31, 2000, AAI's advances to ETI were $539,000 less than its investment and cumulative losses in ETI. At December 31, 1999, AAI advanced to ETI, net of its investment and cumulative losses in ETI, $6,797,000. In addition, AAI has accounts receivable from ETI for work performed on both its Dayton and San Francisco contracts of $1,314,000 and $2,152,000 at December 31, 2000 and 1999, respectively.

      Summary financial information of the Electric Transit, Inc. entity is as follows:

-------------------------------------------------------------------
(Dollars in thousands)                   2000       1999      1998
-------------------------------------------------------------------
Current assets                        $43,008    $33,984    23,123
Plant, property and equipment
   and other assets                     8,118      4,819     4,643
Current liabilities                    68,015     54,550    40,058
Net sales                               4,673     18,615    20,922
Gross profit (loss)                      (637)    (2,853)   (7,357)
Net loss                                 (956)    (3,362)   (7,981)
===================================================================


50    United Industrial Corporation

Report of Independent Auditors

--------------------------------------------------------------------------------
Board of Directors and Shareholders
United Industrial Corporation
New York, New York

We have audited the accompanying consolidated balance sheets of United Industrial Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Industrial Corporation and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

New York, New York
February 28, 2001


                                             United Industrial Corporation    51

Five-Year Financial Data

United Industrial Corporation

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    Year ended December 31
-----------------------------------------------------------------------------------------------------------------------------
   (Dollars in thousands, except per share data)              2000          1999          1998          1997          1996
-----------------------------------------------------------------------------------------------------------------------------
   Operating Data
   Net Sales                                             $ 256,358     $ 216,979     $ 204,305     $ 235,183     $ 220,822
   Operating costs                                         258,483       208,394       196,108       221,978       211,120
   Interest (income) expense -- net                         (1,469)       (1,748)       (3,505)         (529)          964
   Income before income taxes                               11,478         9,098        15,880        30,606        10,641
   Income taxes                                              3,699         2,821         2,869        15,781         4,237
   Net income                                                7,779         6,277        13,011        14,825         6,404
   Earnings per Share:(a)
      Basic                                                    .63           .51          1.06          1.22           .53
      Diluted                                                  .62           .50          1.03          1.19           .52
   Cash dividends paid on common stock                       4,954         4,910         4,927         3,536         2,434
   Cash dividends declared per common share                    .40           .40           .40           .29            20
   Shares outstanding as of year end (in thousands)         12,435        12,294        12,250        12,249        12,174

   Financial Position
-----------------------------------------------------------------------------------------------------------------------------
   Total assets                                          $ 248,385     $ 201,792     $ 180,521     $ 181,199     $ 177,780
   Property and equipment                                   33,001        35,833        30,566        25,576        41,534
   Long-term debt                                               --            --            --         4,479            --
   Shareholders' equity                                    114,893       111,055       109,441       102,024        90,145
   Shareholders' equity per share                             9.24          9.03          8.93          8.33          7.40

   Financial Ratios
-----------------------------------------------------------------------------------------------------------------------------
   Return on shareholders' equity                              6.8%          5.7%         11.9%         14.5%          7.1%
   Net income as a percent of sales                            3.0           2.9           6.4           6.3           2.9
   Long-term debt as a percent of total capitalization          --            --            --           4.2            --

   Statistical Data
-----------------------------------------------------------------------------------------------------------------------------
   Sales backlog as of year end                          $ 414,000     $ 293,000     $ 210,000     $ 188,000     $ 159,000
   Capital expenditures                                      7,108        12,530        14,032         6,926         6,299
   Depreciation and amortization                             9,357         7,682         7,816         9,559         8,306
   Number of employees                                       1,700         1,600         1,800         1,800         1,900
=============================================================================================================================

(a) The 1996 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128 "Earnings per Share."


52    United Industrial Corporation

Corporate Organization

--------------------------------------------------------------------------------
BOARD OF DIRECTORS
Harold S. Gelb
Chairman of the Board

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

David A. Gray
Vice President
and General Manager,
Transportation Systems

Detroit Stoker Company
Michael J. DiMonte
President and
Chief Executive Officer

Mark A. Eleniewski
Executive Vice President

Gary K. Ludwig
Vice President, Finance


                                              United Industrial Corporation   53

Corporate and Shareholder Information

--------------------------------------------------------------------------------
CORPORATE HEADQUARTERS
570 Lexington Avenue
New York, New York 10022
212.752.8787

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

    American Stock Transfer and
    Trust Company
    59 Maiden Lane
    New York, New York 10007
    800.937.5449
    www.amstock.com

For information about the Company's
Dividend Reinvestment and Share
Purchase Plan, contact:
    American Stock Transfer and
    Trust Company
    800.278.4353
    www.amstock.com

SHAREHOLDER RELATIONS
Security analysts, investment
professionals and shareholders should
direct their inquiries to:
    Investor Relations
    United Industrial Corporation
    570 Lexington Avenue
    New York, NY 10022

INDEPENDENT AUDITORS
Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

ANNUAL MEETING
The Annual Meeting of Shareholders
will be held at 10:00 a.m. on Tuesday,
May 8, 2001, at:
    The Park Lane Hotel
    36 Central Park South
    New York, New York 10019

CORPORATE COUNSEL
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

FORM 10-K REPORT
A copy of the United Industrial
Corporation Annual Report on Form 10-K
as filed with the Securities and
Exchange Commission may be obtained
without cost by writing to:
    Susan Fein Zawel, Secretary
    United Industrial Corporation
    570 Lexington Avenue
    New York, NY 10022

    Or by e-mail to:
    invest@unitedindustrial.com

STOCK LISTING
            United Industrial Corporation
            common stock is traded on
[UIC Logo]  the New York Stock Exchange
            (Ticker Symbol: UIC)

INTERNET ADDRESS
http://www.unitedindustrial.com


54    United Industrial Corporation

DESIGNED AND PRODUCED BY TAYLOR & IVES, INC., NYC      PHOTOGRAPHY: TED HOROWITZ

United Industrial Corporation
570 Lexington Avenue
New York, NY 10022
212.752.8787
www.unitedindustrial.com

[PHOTO]