Form 10-K, Exhibit 13
period 2001-12-31
UNITED INDUSTRIAL CORP /DE/
filed 2002-04-01
CIK 101271

UNITED INDUSTRIAL
2001 ANNUAL REPORT

UNITED
INDUSTRIAL

IS A COMPANY FOCUSED ON
THE DESIGN AND PRODUCTION
OF DEFENSE, TRAINING, AND
ENERGY SYSTEMS. o ITS PRODUCTS
INCLUDE UNMANNED AERIAL
VEHICLES, TRAINING AND
SIMULATION SYSTEMS,
AUTOMATED AIRCRAFT TEST
AND MAINTENANCE EQUIPMENT.
o THE COMPANY ALSO OFFERS
LOGISTICAL/ENGINEERING
SERVICES FOR GOVERNMENT-OWNED
EQUIPMENT AND MANUFACTURES
COMBUSTION EQUIPMENT FOR
BIOMASS AND REFUSE FUELS.


CONTENTS

01  LETTER TO SHAREHOLDERS
03  FINANCIAL HIGHLIGHTS
06  TWO DECADES OF UAV LEADERSHIP
    AND INNOVATION
08  UNMANNED AERIAL VEHICLES
14  SIMULATION AND TEST SYSTEMS
20  ENGINEERING AND
    MAINTENANCE SERVICES
23  FINANCIAL INFORMATION

FINANCIAL HIGHLIGHTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

YEAR ENDED DECEMBER 31                          2001          2000          1999
NET SALES-CONTINUING OPERATIONS           $  238,495    $  236,283    $  207,683
NET INCOME                                     5,363         7,779         6,277
EARNINGS PER SHARE
    BASIC                                        .42           .63           .51
    DILUTED                                      .40           .62           .50
DIVIDENDS PER SHARE                              .40           .40           .40
SHAREHOLDERS' EQUITY                         120,344       114,893       111,055
SHAREHOLDERS' EQUITY PER SHARE                  9.35          9.24          9.03
SALES BACKLOG- CONTINUING OPERATIONS     $   207,000    $  195,000    $  158,000
SHARES OUTSTANDING                        12,872,000    12,435,000    12,294,000


[BAR CHART]

DEFENSE SALES*                 DEFENSE BACKLOG*                STOCK PRICE

$159,276                       $149,952                        9.1875
$193,080                       $190,161                        11.1250
$208,575                       $201,221                        16.7500

* FOR THE YEAR ENDING DECEMBER 31
  Excludes divested business


                                                UNITED INDUSTRIAL CORPORATION 01

CONSISTENT WITH OUR LONG-TERM STRATEGY, WE CONTINUED UNITED INDUSTRIAL'S EVOLUTION IN 2001 AS A MORE HIGHLY FOCUSED DEFENSE/ AEROSPACE COMPANY.

TO OUR SHAREHOLDERS

During 2001, United Industrial continued its strategic growth and progress. While earnings for the year were lower, we achieved key operating milestones, particularly in our Unmanned Aerial Vehicle (UAV) business, and took important steps to provide for the Company's future growth. Moreover, with the announcement of our plans to sell our transportation overhaul contracts, we are in an even better position to invest in and grow our core defense and aerospace businesses going forward, and we will do so in a favorable industry environment marked by increased defense spending.

      For the year, revenues from continuing operations, including the Company's defense and energy businesses, increased to $238.5 million from $236.3 million in 2000. Excluding the year-ago revenues of Symtron Systems, a non-core business that was divested on September 29, 2000, revenues from continuing operations for 2001 increased 4.3%. Results from the Company's transportation business are now being reported as discontinued operations, due to the planned sale of the overhaul contracts.

      Income from continuing operations for 2001 was $15.8 million, or $1.19 per diluted share, compared to income from continuing operations, excluding special items, of $15.0 million, or $1.19 per diluted share, last year. The 2000 results include a gain on the sale of Symtron Systems of $3.9 million, or $0.31 per diluted share and an insurance recovery of $2.3 million, or $0.18 per diluted share. Including these items, income from continuing operations for 2000 was $21.2 million, or $1.68 per diluted share.

      The earnings for 2001 primarily reflect weaker results in the fluid test systems business. However, these results were in part a consequence of a higher cost structure we have maintained in our fluid test systems business in anticipation of significant upcoming aircraft depot maintenance opportunities. We are confident that this investment will pay off in 2002 and beyond.

      United Industrial's common stock generated a total return to shareholders of 54% in 2001, compared to a return of 14% for the Russell 2000 Value Index. This excellent return is particularly gratifying given the challenging overall market environment last year. In addition, it comes on the heels of a strong performance in 2000, when United Industrial stock delivered a total return of 25%, compared to 23% for the Russell 2000 Value Index.

STRATEGIC FOCUS ON DEFENSE/AEROSPACE

Consistent with our long-term strategy, we continued United Industrial's evolution in 2001 as a more highly focused defense/aerospace company. Our defense and aerospace operations offer the greatest potential for future growth, and we have continued to take steps to differentiate our products and services in this marketplace. By leveraging our technological expertise


02  LETTER TO SHAREHOLDERS
and specialized skills, we have been able to attract an increasing portfolio of business and reinforce our leadership in certain niche areas. As a result, defense/ aerospace backlog increased 5.8% to $201.2 million at December 31, 2001 from $190.2 million a year earlier.

OUR LEADERSHIP IN TUAVs

Our UAV operations had a solid 2001. We continue to build upon our position as the leading provider of Tactical Unmanned Aerial Vehicles (TUAVs) to the U.S. military, expanding the scope, scale and profitability of this business. The centerpiece of our efforts is our program to develop the U.S. Army's next generation TUAV system, under a contract currently valued at $135 million. During 2001, we made excellent progress on this program, initiating TUAV production activities which we expect will lead to the first fielding of the system in 2002.

UNITED INDUSTRIAL HAS PROVEN ITSELF TO BE A VALUED PARTNER TO THE U.S. MILITARY, AND WE STAND READY TO ASSIST IN ANY WAY WE CAN.

      This effort, key to the Army's Transformation Modernization Program, represents its goal to source UAVs in significant quantities, and, we believe, is a harbinger of programs to come. Based on the increasing reliability and flexibility of today's UAV systems and the valuable benefit they offer in protecting soldiers' lives and as a force multiplier, UAVs are widely expected to play an expanding role in the U.S. military's arsenal, with the Department of Defense recently increasing UAV funding and prioritizing development efforts.

OTHER KEY PLATFORMS FOR GROWTH

Just as our UAV capabilities are providing a powerful platform for future growth, we anticipate our work on the Joint Service Electronic Combat Systems Tester (JSECST) program will deliver meaningful opportunities for our Simulation and Test business. Under the JSECST contract, now valued at $65.5 million, we are partnering with the U.S. Navy and U.S. Air Force to develop a state-of-the-art test system that will evaluate radio frequency electronic warfare systems to assure mission readiness. Now in production phase, this program should be a major contributor to our results in 2002 as well as in future years. In addition, we expect there will be exciting additional applications for this testing technology, providing us with avenues for further expansion.

      In Engineering Support Inc. (ESI), our engineering and maintenance services business, we are taking steps to leverage and build upon our successful track record with the C-17 Aircraft. Since 1997, we have provided upgrade and support services for the U.S. Air Force's C-17 Maintenance Training Systems, under a contract now valued at $186.4 million. While this program continues to provide a consistent revenue stream for our Company, we have actively sought out opportunities to broaden our customer base. Among the most promising new contracts underway is our program for the Mississippi National Guard to develop, install and support a C-17 Maintenance Training Facility in Jackson, Mississippi. Currently valued at $13.4 million, this contract is expected to be a significant source of growth in upcoming years. In addition, our role as subcontractor on the Boeing team for the C-130 Avionics Modernization Program positions us well for future C-130 maintenance training work.


                                               UNITED INDUSTRIAL CORPORATION  03

           [PHOTO OMITTED]                           [PHOTO OMITTED]

LEFT:  RICHARD R. ERKENEFF, PRESIDENT
       AND CHIEF EXECUTIVE OFFICER

RIGHT: HAROLD S. GELB, CHAIRMAN OF THE
       BOARD

DEVELOPMENTS IN TRANSPORTATION

For some time now, we have struggled to turn around the performance of our transportation operations and make this business productive for shareholders. Following a thorough analysis of various alternatives, we announced, on March 28, 2002, a definitive agreement to sell our transportation overhaul contracts with the New Jersey Transit Authority and the Maryland Mass Transit Authority to Alstom Transportation Inc. for approximately $21.4 million, subject to certain agreed upon adjustments.

      This will leave us with essentially one contract, for the San Francisco Municipal Railway, which is being executed through our joint venture with the Czech firm Skoda, Electric Transit Inc. (ETI). This program is well into its production phase and is scheduled for completion this year. By allowing us to better focus our resources and attention, this exit from the transportation business is an important step forward in our ongoing strategy to increase shareholder value by leveraging our unique strengths in the defense and aerospace marketplace.

      From an operating perspective, the discontinued transportation business narrowed its loss significantly for the year to $10.4 million, or a loss of $0.79 per diluted share, including a fourth quarter charge of $4.1 million, or $.31 per diluted share, associated with the wind-down of the business. This compares to a loss of $13.4 million, or a loss of $1.06 per diluted share, in 2000. Under the leadership of a new transportation chief executive, steps were taken to streamline our transportation organization, which contributed to the improvement, particularly on the San Francisco Municipal Railway program. Looking forward, our priority is to effectively and efficiently complete our obligations to our customers.


04  LETTER TO SHAREHOLDERS

ENHANCING PROFITABILITY AT DETROIT STOKER

Detroit Stoker, our energy systems subsidiary, continued its strategy to capitalize on growing demand for alternative energy sources, offering a range of innovative products and superior customer service. During 2001, we launched a series of initiatives to improve our cost structure and enhance profitability. And, these efforts have continued into 2002, with the recent announcement of our plan to outsource necessary castings to lower-cost producers and close our foundry operations in Michigan. These actions should enable a greater percentage of future sales to drop to the bottom line.

      While results for the year were lower, in part due to the timing of orders and the completion of two major contracts in 2000, underlying trends remain very positive, and we are optimistic about future prospects. Our aftermarket renewal parts business continues to have solid momentum, and there is steady interest in new stokers and related combustion equipment from customers around the world.

A BRIGHT FUTURE

We are confident that United Industrial has a bright future ahead. With the divestiture of our transportation overhaul contracts, we are embarking on our next stage of growth with a heightened focus, greater resources and a reaffirmed commitment to build our presence in the defense and aerospace industry. In doing so, we have the benefit of a very talented and experienced management team as well as a very solid financial position and balance sheet.

      In response to the War on Terrorism, defense spending by the U.S. Government is expected to increase substantially, with certain programs, such as UAVs, now receiving priority attention. Over the years, United Industrial has proven itself to be a valued partner to the U.S. military, and we stand ready to assist in any way we can in the future.

      In achieving this year's results, our 1,500 employees again did a superb job. We thank all of you for your hard work and dedication. To our customers, we value your continued business and will continue to strive to exceed your expectations through innovative products, attentive service and our unwavering commitment to quality. To you, our shareholders, we appreciate your continued confidence and support of the Company, and we remain determined in our efforts to enhance the value of your investment.

Sincerely,


/s/ Richard R. Erkeneff
Richard R. Erkeneff
President and Chief Executive Officer


/s/ Harold S. Gelb
Harold S. Gelb
Chairman of the Board


                                               UNITED INDUSTRIAL CORPORATION  05

TWO DECADES OF UAV LEADERSHIP AND INNOVATION

                               [GRAPHIC OMITTED]

Unmanned Aerial Vehicles (UAVs) -- powered, aerial vehicles that do not carry human operators onboard and which are used for surveillance, reconnaissance and target acquisition -- have become an increasingly valuable component of the U.S. military arsenal over the past twenty years, with recent global events highlighting the importance and effectiveness of using UAVs in combat. As the leading Tactical UAV (TUAV) supplier to the U.S. Army and the prime contractor for the Army's next-generation TUAV program now underway, we at United Industrial feel proud and privileged to be a part of the UAV's continued evolution. The overarching reason for this pride is simple, yet crucial: the military's use of UAVs helps to save soldiers' lives.

      By utilizing UAVs to perform fly-over surveillance, reconnaissance and target acquisition, frequently over dangerous territory, our soldiers are kept from harm's way. Recognizing this tremendous benefit, the U.S. military has sought to expand the range of applications for UAVs, which today fall into three primary categories. These include strategic UAVs, which typically fly at high altitudes and are used to look deep into enemy territory to support deep strike by manned aircraft and cruise missiles; Mini UAVs, which can be carried and employed by individual soldiers and used in an urban warfare environment to see around corners, on top of buildings and into windows to decrease the opportunity for an enemy ambush; and Tactical UAVs, which are used by tactical commanders in combat to scout out and observe enemy forces in order to decide how and when to engage them, and once engaged, how to direct fire support from artillery, tanks, missiles and aircraft to maneuver forces.

      It is the Tactical UAV area in which United Industrial has distinguished itself. We got our start in 1983, by providing engineering services to the U.S. Navy's first UAV system. Used to identify targets for the Battleship New Jersey, the system enabled the Navy to fire at inland targets without having to send manned aircraft flying at low altitude within hostile territory.

      We went on to deliver our first-generation UAV, the Pioneer System, for the U.S. Navy and Marine Corps in 1985. This was the first Tactical UAV adopted by the U.S. military and was critically important to joint forces in Operations Desert Shield and Desert Storm. Its unique contribution to the successful integration of UAVs into the U.S. military was recognized when the Smithsonian Institution inducted the Pioneer UAV into its National Air and Space Museum in 2000.

      Since the Pioneer's introduction, our TUAVs have played a key role in supporting various U.S. military objectives and have seen action in numerous military theaters around the globe. From artillery tracking and target acquisition in the Gulf War, to surveillance and reconnaissance in peacekeeping missions across the


06  UNITED INDUSTRIAL CORPORATION

                               [GRAPHIC OMITTED]

world, such as in Bosnia, Kosovo, Haiti and Somalia, the use of our UAVs for surveillance and reconnaissance has meant that servicemen and women were spared the risks inherent in these operations.

      To support a more full range of military applications, we have continued to refine and upgrade our UAV product lines, utilizing new technologies and materials to enhance performance. Our highly successful series of Shadow UAVs, initially introduced in 1991, now encompasses a family of models that can be configured to meet a wide range of purposes. They carry payloads from less than a pound to 125 pounds to points over 100 nautical miles from a controlling ground station, and can remain over an area of interest from 5 to 15 hours after being launched from land- or sea-based sites. Among the payloads they carry, or in development, are color television cameras with electronic zoom, infrared sensors that can see at night, special radar packages that can penetrate clouds, fog, dust and smoke to illuminate targets normally invisible to aircraft in such conditions, specialized sensors that listen to and accurately locate signals emitted from enemy radars, and communication equipment.

      President Bush and Secretary Rumsfeld have indicated the requirement of an ever-expanding role for UAVs to support our military operations, and we intend to build on our technology and experience in this field to continue in our position as the U.S. military's primary supplier of Tactical UAVs. While the missions flown by UAVs have become increasingly diverse, what has remained constant is our dedication to providing UAVs capable of preserving the lives of our soldiers.


                                                UNITED INDUSTRIAL CORPORATION 07

UNMANNED AERIAL VEHICLES

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

                                        LEFT: U.S. ARMY SOLDIERS PREPARE FOR A
            [PHOTO OMITTED]             SHADOW 200 TACTICAL UAV TRAINING FLIGHT
                                        AT FT. HUACHUCA, ARIZONA.

08 UNITED INDUSTRIAL CORPORATION

OUR SUCCESS ON THE TUAV PROGRAM HAS RESULTED IN INCREASED CUSTOMER INTEREST
....AS WELL AS GREATER RECOGNITION OF OUR STRONG LEADERSHIP POSITION WITHIN THE
SECTOR.

A combination of factors has made 2001 another exceptional year for our AAI subsidiary's Unmanned Aerial Vehicle (UAV) business. First and foremost, we have made enormous progress on the U.S. Army's Tactical Unmanned Aerial Vehicle
(TUAV) program, a primary growth driver for our UAV business. In addition, our success on the TUAV program has resulted in increased customer interest from home and abroad in our UAV product offerings, as well as greater recognition of our strong leadership position within the sector. We are delighted that our UAV business continues to demonstrate such great promise, and we are proud of the critical role that our Company has had in developing the UAV industry over the past two decades.

THE TUAV PROGRAM:

PROGRESS, SUCCESS AND INNOVATION

Under the U.S. Army Shadow TUAV program, first awarded to our AAI subsidiary in December 1999, we have made substantial strides in our development of a new generation of UAVs to be used in future operations by the U.S. Army. Over the course of this year and the first quarter of 2002, we have achieved a number of key milestones in this program, which, in turn, has resulted in sizeable new bookings, bringing the total value of our contract to $135 million. Moreover, the progress and success that we have enjoyed with this program continues to pave the way for further opportunities.

      One of the key highlights of the year was the successful government-conducted test of the Operational Tempo (OPTEMPO) requirements of the TUAV system, which evaluated the TUAV's ability to conduct surveillance over a specific target for a required period of time. Based on the outstanding results of three OPTEMPO events conducted entirely by soldiers at Ft. Hood, Texas at the end of 2001, we recently received an additional $22.3million to extend production on the TUAV program, which included five additional Shadow TUAV systems.

      In addition, during the year, we completed the production and delivery of the first four TUAV limited-rate initial production (LRIP) systems previously ordered by the Army. Importantly, all four of these TUAV systems have been delivered and accepted by the customer, and are now in regular use by the Army. We are confident that production and delivery of future orders will continue to proceed very smoothly.


                                               UNITED INDUSTRIAL CORPORATION  09

WE REMAIN COMMITTED TO REGULARLY UPGRADING AND ENHANCING OUR UAV PLATFORMS AND TECHNOLOGIES IN ORDER TO ENSURE A MAXIMUM RANGE OF CAPABILITIES.

RIGHT: U.S. ARMY TECHNICIANS MAKE FINAL
PREPARATIONS FOR A SHADOW 200 TACTICAL              [PHOTO OMITTED]
UAV MISSION FLIGHT.

BELOW: AAI TECHNICIANS ASSEMBLING NEW
SHADOW 200 TACTICAL UAVS FOR THE U.S.               [PHOTO OMITTED]
ARMY.

      In developing the Army Shadow TUAV, one of our primary objectives has been to create an operating platform with maximum flexibility and the capability to operate with systems from other branches of the Armed Forces.

      Towards this end, we completed a successful flight demonstration in which a Tactical Control Station (TCS), a system being developed by the U.S. Navy to control the Navy UAVs, was able to control an Army Shadow TUAV and its payload, through all phases of flight including takeoff and landing. This was a remarkable demonstration of our TUAV's ability to interoperate with other U.S. military UAV systems. This proven flexibility of our TUAV system will help create other opportunities for AAI to integrate future UAV platforms and technologies for the Army.

      Of course, we also remain committed to regularly upgrading and enhancing our UAV platforms and technologies in order to ensure a maximum range of capabilities. Among the significant awards last year was a modification to our Army TUAV contract, valued at $3.2 million, to incorporate various enhancements into the TUAV system. This gives us the opportunity to further demonstrate our proven track record of innovation through constant technological enhancements and upgrades of our UAV systems.

      Another example of our commitment to innovation can be found in our development, in conjunction with the Defense Advanced Research Projects Agency (DARPA),


10  UNMANNED AERIAL VEHICLES

                                [PHOTO OMITTED]






                                               UNITED INDUSTRIAL CORPORATION  11

WE ARE CONTINUING TO BUILD ON THE MOMENTUM THAT WE HAVE ATTAINED IN KEY INTERNATIONAL MARKETS.

U.S. ARMY SOLDIERS CHECKING THE PAYLOAD
OF THE SHADOW 200 TACTICAL UAV INCLUDING            [PHOTO OMITTED]
AN INFRARED SENSOR AND SPECIAL RADAR
PACKAGE.

of a unique Airborne Video Surveillance (AVS) capability for UAVs. This AVS capability, already successfully tested, will allow UAV mission operators to more accurately locate tactical targets transmitted in real time. This exciting advancement has a broad range of potential applications. Going forward, we remain committed to constantly exploring ways to enhance our UAV offerings across the board.

      In short, we remain very optimistic about the great potential of the TUAV program. Current plans call for the Army to purchase as many as 36 additional TUAV systems in the next four years, valued at more than $300 million. However, there is strong evidence that the U.S. Army may buy a significant number of additional systems in the coming years to provide more Army units with the capabilities of the TUAV.

STEPS TOWARD A GLOBAL UAV BUSINESS

In addition to growing our UAV business domestically, we are continuing to build on the momentum that we have attained in key international markets. The outstanding work that we have accomplished on the U.S. Army's TUAV program, the increased sales of our UAV systems overseas, as well as our recognized leadership position within the UAV industry, continue to fuel interest in our UAV offerings among many potential customers worldwide. Among the overseas contracts we won in 2001 was a $25.4 million UAV program for a foreign customer, under which we will provide ground support equipment and provide integration assistance. Contracts such as this one are enabling us to achieve further penetration of the foreign defense and aerospace marketplace, and move us closer towards our goal of establishing a global UAV franchise.


12  UNMANNED AERIAL VEHICLES

A CONTINUING TRADITION OF LEADERSHIP

We at United Industrial have a distinguished history of leadership within the UAV industry, and we are committed to continuing this tradition. Our two-decade involvement in UAV development, our commitment to constant technological innovation, our world-class quality control standards, and the wealth of experience and expertise that we possess constitute a strong foundation for future growth. Demand for UAVs is clearly on the rise throughout the world, and we are well positioned to continue to grow our share of this increasingly pivotal niche market.

                                        LEFT: AAI TECHNICIANS PERFORMING FINAL
            [PHOTO OMITTED]             INTEGRATION TESTING DURING THE
                                        PRODUCTION PHASE OF THE SHADOW 200
                                        TACTICAL UAV.

                                        BELOW: U.S. ARMY LAUNCH AND RECOVERY
            [PHOTO OMITTED]             PERSONNEL READY A SHADOW 200 TACTICAL
                                        UAV FOR A MISSION LAUNCH.


                                               UNITED INDUSTRIAL CORPORATION  13

SIMULATION AND TEST SYSTEMS

MICHAEL F. BROWN
DIRECTOR, TEST AND ELECTRONIC WARFARE SYSTEMS

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

                                        LEFT: MEMBERS OF THE 33RD FIGHTER WING
            [PHOTO OMITTED]             AT EGLIN AIR FORCE BASE WORK WITH AAI TO
                                        TEST THE JSECST SYSTEM FOR THE F-15C AIR
                                        SUPERIORITY AIRCRAFT.

14 UNITED INDUSTRIAL CORPORATION

Our AAI subsidiary again demonstrated its leadership in the production and support of simulation and test systems in 2001. Our work now encompasses a number of the U.S. military's most important programs, and we continue to attract exciting new business, both within the U.S. and overseas, by leveraging our proven capabilities and experience in this niche area of the defense systems marketplace. Moreover, based on our track record and steady interest in our simulation and test products, we are well positioned for considerable growth going forward.

OUR WORK NOW ENCOMPASSES A NUMBER OF THE U.S. MILITARY'S MOST IMPORTANT PROGRAMS, AND WE CONTINUE TO ATTRACT EXCITING NEW BUSINESS.

SHOWCASING OUR SKILLS ON THE JSESCT

We are particularly proud of the excellent progress on one of our key contracts underway, the Joint Service Electronic Combat Systems Tester (JSECST). The JSECST has been designated by the U.S. Defense Department as the standard flight-line electronic warfare test system, supporting all branches of the military, and our role on this critical program represents a strong endorsement of our technological skills and expertise.

Under this contract, currently valued at $65.5 million, we have been working with the U.S. Navy and the U.S. Air Force on the development of a state-of-the-art test system that stimulates electronic warfare radar detection devices to assure mission readiness. Now in its production phase, the program is expected to contribute significantly to our results in 2002 and beyond.

      Our ongoing work on the JSECST contract has provided a number of additional opportunities. For example, we are now involved with the development of Test Program Sets aimed to support the electronic combat systems on all U.S. fighter aircraft including the F-15, F-16, A-10, F-14, AV-8B, and F/A-18E/F. These development contracts, currently valued at over $10 million, are planned for completion by June 2003. Further, we have already received funding to begin production of the Test Program Sets that will be fielded with the initial production deliveries of the JSECST system. Included in our development efforts is the flight-line test for the Airborne Self-Protection Jammer that is installed on the Navy's F/A-18E/F aircraft.

      Importantly, we are making significant inroads in providing JSECST-related services in key international markets as well. Australia is the first foreign country to purchase the JSECST tester, and has awarded us a $1.46 million contract to provide the Royal Australian Air Force with seven JSECST Core Test Sets to support the electronic warfare systems onboard its F/A-18 aircraft. Australia, a major supporter of the JSECST system, has also contributed funds for the development of on-aircraft testing of the AN/APX-111 Identification Friend or Foe cable set, the first non-electronic warfare application of the JSECST system. Production of these units will be concurrent with our joint U.S. Navy and U.S. Air Force JSECST contract.


                                               UNITED INDUSTRIAL CORPORATION  15

STEADY DEMAND IN SHIPBOARD TRAINING

In shipboard training systems, a sector where we have unparalleled strength, we continue to experience steady demand for our industry-leading products. During 2001, we were awarded a new contract, valued at up to $29 million, by the U.S. Naval Sea Systems Command, which allows the U.S. Navy to order various quantities of Generic Navy Stimulator/Simulators (GNSS) units, navigation simulators and engineering services in support of the U.S. Navy's Battle Force Tactical Training Program over the next five years. We are delighted that our high-technology shipboard training systems have become such valuable components in training Navy radar operators, and we look forward to continuing our close relationship with the Navy.

IN SHIPBOARD TRAINING SYSTEMS, A SECTOR WHERE WE HAVE UNPARALLELED STRENGTH, WE CONTINUE TO EXPERIENCE STEADY DEMAND FOR OUR INDUSTRY-LEADING PRODUCTS.

      We also continue to successfully pursue partnerships with other leading U.S. military contractors on key programs. For example, in 2001 BAE Systems awarded us an $18 million contract to provide a Compass Call Mission Crew Simulator (CCMCS) for the U.S. Air Force, to be used for the training and mission rehearsal of Compass Call aircraft crews. This contract continues our relationship with the U.S. Air Force that began when we initially designed and delivered the first Compass Call mission simulator as far back as 1981. During 2001, AAI was also awarded a $500,000 contract from Northrop Grumman to provide support on the JointSTARS Prime Mission Equipment Maintenance Trainer project for the U.S. Air Force.


16  SIMULATION AND TEST SYSTEMS

      Other highlights last year included the successful completion of our upgrade to the O'Hare Airport Transit System (OATS) Control Center; an award from the U.S. Army to integrate our PDCue Mobile Counter Fire system on a Highly Mobile Multi-Wheeled Vehicle (HMMWV) to support counter sniper activites; a contract from NLX Corporation for $1.4 million to provide modeling and simulation of aircraft systems as part of NLX's work on the F-16C Modular Simulated Aircraft Maintenance Trainer (MSAMT); a $500,000 order from Boeing for an additional Advanced Boresighting Equipment (ABE) system, which features state-of-the-art technology for the precision alignment of parts, for use in Apache helicopter production; and $4.5 million in additional funding from the U.S. Navy to upgrade the AN/USM-449 test system used to support the P3-C aircraft.

                                        ABOVE: AAI'S COMPASS CALL MISSION CREW
                                        SIMULATOR (CCMCS) PROVIDES REALISTIC,
            [PHOTO OMITTED]             INTERACTIVE MISSION SIMULATIONS FOR
                                        AIRCRAFT CREW MEMBERS ENGAGED IN
                                        TACTICAL COMMAND, CONTROL AND
                                        COUNTERMEASURES MISSIONS.

                                        LEFT: AAI'S JOINTSERVICE ELECTRONIC
                                        COMBAT SYSTEMS TESTER (JSECST) COMBINES
            [PHOTO OMITTED]             INNOVATIVE DESIGN AND EFFICIENT
                                        MANUFACTURING PROCESSES TO PRODUCE
                                        SOPHISTICATED ELECTRONIC COMBAT SYSTEMS
                                        ON BOARD ALL U.S. FIGHTER AIRCRAFT.


                                               UNITED INDUSTRIAL CORPORATION  17

ROBERT E. WILHITE
DIRECTOR, ONBOARD TRAINING SYSTEMS

"WE HAVE BEEN PROVIDING ON BOARD TRAINING SYSTEMS TO THE U.S. NAVY AND INTERNATIONAL CUSTOMERS SINCE 1978. MOST OF OUR KEY PERSONNEL HAVE BEEN MEMBERS OF THE ON BOARD TRAINING SYSTEMS TEAM SINCE THEN. WE PRIDE OURSELVES IN KNOWING WHAT NEEDS TO BE DONE, HOW IT SHOULD BE DONE AND WHEN IT SHOULD BE DONE. OUR EXPERIENCE IN THE ON BOARD TRAINING MARKET PLACE IS UNPARALLELED."

CONTINUED GLOBAL EXPANSION

A key element of our strategy is to supplement our strong base of business in the United States with expansion in foreign markets, and during 2001, we made continued progress in this area. In Australia, we successfully completed the installation and testing of a land-based software support and training system in support of the Royal Australian Navy's guided missile frigate upgrade program. This is the initial delivery as part of our ongoing $24.0 million program to provide onboard training systems for these ships. In addition, we received a $3.6 million order for 87 Test Program Sets (TPSs) for Japan's Maritime Self-Defense Force, with delivery scheduled for the first quarter of 2003.

      Our Advanced Boresighting Equipment (ABE) system continues to be favorably received in foreign markets as well. We were awarded a contract valued at $920,000 for an ABE system from the Republic of Singapore for its fleet of Apache helicopters, and we have also received an additional $4.7 million order for several ABE production units to support the Eurofighter aircraft, planned for deployment by the Air Forces of the United Kingdom, German, Italy, and Spain.

ACL TECHNOLOGIES

At ACL Technologies, our hydraulic, fuel and pneumatic testing business, we continue to focus on building our presence in both the military and commercial aviation marketplaces, through the expansion of existing programs and the creation of new customer relationships. Internationally, we were successful last year in winning a new $6 million subcontract on our ongoing program to construct an F-16 Maintenance Depot in Egypt. With the new subcontract, which is for training services, the total value of this program is now $39 million. In addition, in Europe, we were selected for the decommissioning/


18  SIMULATION AND TEST SYSTEMS
re-commissioning of 66 test stands for TRW in the United Kingdom, under a $1.0 million contract, and, in Asia, we continue to move forward on our program for Singapore Technologies Aerospace.

      Domestically, ACL Technologies remains a leader in its field as well. In the commercial market, we have received orders from an expanding base of airline industry customers, such as Boeing and American Airlines, as well as from such industrial customers as Honeywell and Ultramare. We have also generated additional contracts with the U.S. Army, including new contracts for the production of 13 hydraulic test stands, and with the U.S. Air Force, including a new contract for the manufacture of interface kits for a fuel control test stand that is intended for the Korean Air Force.

      Looking ahead, we are optimistic about ACL's prospects, particularly since certain key contracts that had been initially expected for 2001 are now expected to be awarded in 2002. These provide significant opportunities for future growth.

WELL POSITIONED FOR THE FUTURE

With multiple lines of business, an expanding and worldwide customer base, highly experienced employees, and a track record of success, we have every reason to be confident that our Simulation and Test businesses are well positioned for the future. Our strategy is to continue to capitalize on our core competencies in this specialized area to generate sustained momentum and superior results.

                                        LEFT: AAI'S NEW GENERIC NAVY
            [PHOTO OMITTED]             STIMULATOR/SIMULATOR PROVIDES A
                                        REALISTIC COMBAT ENVIRONMENT FOR
                                        TRAINING AT SEA.

                                        LEFT: A TECHNICIAN ADJUSTS A PNEUMATIC
            [PHOTO OMITTED]             ACTUATOR ON ACL EQUIPMENT USED TO
                                        TEST F-16 FUEL COMPONENTS.

THOMAS E. WURZEL
PRESIDENT, AAI/ACL TECHNOLOGIES, INC.

"ACL IS WELL POSITIONED TO CONTINUE ITS EXPANSION IN THE MILITARY MAINTENANCE DEPOT BUSINESS AND RESPOND QUICKLY TO NEW OPPORTUNITIES EMERGING FROM THE COMMERCIAL AEROSPACE INDUSTRY."


                                               UNITED INDUSTRIAL CORPORATION  19

ENGINEERING AND MAINTENANCE SERVICES

FREDERICK M. STRADER
EXECUTIVE VICE PRESIDENT, AAI CORPORATION
VICE PRESIDENT AND GENERAL MANAGER, DEFENSE SYSTEMS AND ENGINEERING AND MAINTENANCE SERVICES

"ESI HAS STRONG GROWTH POTENTIAL BASED ON OUR SOLID PERFORMANCE ON THE IMPORTANT C-17 PROGRAM, OUR WIDE RANGE OF LOGISTICS CAPABILITIES, AND THE RESPONSIVENESS OF OUR LOCAL, CUSTOMER-FOCUSED, TECHNICAL CENTERS."

                                        LEFT: THE USE OF AN ACTUAL C-17 ENGINE
                                        IN THE AIRCRAFT ENGINE COWLING TRAINER,
            [PHOTO OMITTED]             BEING CHECKED HERE BY ESI TECHNICIANS,
                                        FURTHER ENHANCES THE TRAINING
                                        EXPERIENCE.
20 UNITED INDUSTRIAL CORPORATION

OUR REPUTATION AS A MARKET LEADER IS PRIMARILY DRIVEN BY THE OUTSTANDING WORK THAT WE HAVE ACCOMPLISHED ON OUR FLAGSHIP C-17 AIRCRAFT PROGRAM.

Engineering Support Inc. (ESI), our engineering and maintenance services business, turned in another solid performance for 2001 by continuing its strategy of providing a range of specialized engineering and logistics support services for defense and aerospace industry customers. Our reputation as a market leader in this area is primarily driven by the outstanding work that we have accomplished on our flagship C-17 aircraft program with the U.S. Air Force, a program that also continues to generate new opportunities for our Company.

ESI'S FLAGSHIP C-17 PROGRAM AND NEW GROWTH OPPORTUNITIES

Our U.S. Air Force contract to upgrade Maintenance Training Systems for the C-17 Aircraft continues to serve as the foundation of our successful ESI business. Over the years, we have established our role as a valued and integral part of the Air Force's engineering support team, and our contributions have been recognized through the significant expansion of this contract over time. We have consistently won additional funding awards for a range of services, including modifications and upgrades, and, in fact, since 1997, this contract has grown to a current $186.4 million.

      Importantly, our work with the Air Force has also opened up multiple new avenues of growth. Key among these is our contract with the Mississippi Air National Guard, awarded in 2001, for C-17 maintenance training systems, following the Air National Guard's acquisition of C-17 aircraft. The contract, currently valued at $14.3 million, is expected to grow significantly over the next few years and we look forward to demonstrating to this new customer our proven capabilities in the C-17 maintenance training area.

      Other key opportunities include our role as a prime contractor on the Air Force's Training Systems Acquisition Two (TSA II) program, and our role as subcontractor on the Boeing team for the C-130 Avionics Modernization Program. Under this latter contract, valued at $2.1 million, we are conducting a training systems requirements analysis for C-130 maintenance training. This effort, in turn, positions us well for future C-130 maintenance work, which has been estimated to reach as much as $200 million. With the substantial growth of our workload for the Air Force C-17 program, we expanded ESI's Summerville, SC facility in 2001.

ACHIEVEMENTS IN INTERNATIONAL MARKETS

Additionally, we continue to make progress in key international markets. ESI is increasingly recognized abroad for the high quality and excellence of its products and services. For example, our C-17 maintenance program for the United Kingdom Royal Air Force (RAF) won two prestigious awards from the British government in 2001: The Chief of Defence Procurement Excellence Award and the Minister of Defence Procurement Recognition Award. ESI also received additional funding on its contract for the RAF's C-17 program. We anticipate this area will grow as additional foreign customers rely on the C-17 to meet their airlift needs. Going forward, we will continue to aggressively pursue opportunities to increase ESI's presence in key foreign markets as additional international customers rely on the C-17 to meet their aircraft needs.


                                               UNITED INDUSTRIAL CORPORATION  21

ESI'S MAINTENANCE TRAINER CONTRACTS                 [PHOTO OMITTED]
SUPPORT THE C-17 AIRCRAFTS SHOWN HERE.

OPERATION/MAINTENANCE AND TRAINING

ESI's work in operation and maintenance services provides after-market support of AAI and other OEM equipment. Our offerings cover a wide variety of technical solutions, including overhaul and repair to the component level, equipment installation and relocation, system and facility operations, and supply chain management. This business area continues to proceed smoothly on various programs, including contractor logistics support of the T-25 Simulator for Electronic Combat Training, Pioneer Unmanned Aerial Vehicle, and Undergraduate Naval Flight Officer training. In 2001, ESI opened the Utah Technical Center
(UTC) in Ogden, Utah. Located only five minutes from the Ogden Air Logistics Center, the UTC booked $1.1 million in work during its first year of operation. In 2002, ESI plans to select sites for future technical centers.

      Moreover, we are very pleased with the performance of the Pacific Rim Institute of Safety and Management (PRISM), located in Kenai, Alaska and co-owned by ESI and the City of Kenai. PRISM, which provides realistic, safe training for aircraft, industrial, structural, EMS, HazMat and other emergency response situations, achieved 2001 bookings that were more than double bookings in 2000.

AN EXPANDING PRESENCE

Surveying the scale and scope of projects that ESI has engaged in over the course of 2001, we are delighted with the steady growth and development of this line of business. Going forward, we are continuing to explore multiple pathways towards greater growth, including capitalizing on increased interest among both government and private sector organizations in outsourcing specialized engineering and maintenance needs. In an era of government acquisition streamlining, ESI has adapted by securing contracts for Professional Engineering Services and Logistics Worldwide on Federal Service Schedules. These contracts provide all federal agencies with rapid access to ESI services. We plan to position ourselves on the Management (MOBIS) schedule which specifically addresses support services of government outsourcing and privatization initiatives. ESI has demonstrated that it can deliver such services with great expertise and in a cost-effective manner. In summary, we remain excited about the significant potential that this market segment holds for us, and we are committed to actively expanding our presence in this area.


22  ENGINEERING AND MAINTENANCE SERVICES

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

CORPRATE COUNSEL

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

      Susan Fein Zawel, Secretary
      United Industrial Corporation
      570 Lexington Avenue
      New York, New York 10022

      Or by e-mail to:
      invest@unitedindustrial.com

STOCK LISTING

United Industrial Corporation common stock is traded on the New York Stock Exchange (Ticker Symbol: UIC)

INTERNET ADDRESS

www.unitedindustrial.com

                                                UNITED INDUSTRIAL CORPORATION 23

FINANCIAL INFORMATION

24    MANAGEMENT'S DISCUSSION AND ANALYSIS

30    CONSOLIDATED BALANCESHEETS

32    CONSOLIDATED STATEMENTS OF OPERATIONS

33    CONSOLIDATED STATEMENTS OF CASH FLOWS

34    NOTES TO FINANCIAL STATEMENTS

52    REPORT OF INDEPENDENT AUDITORS

53    FIVE-YEARFINANCIAL DATA

54    CORPORATE ORGANIZATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following information primarily relates to the continuing operations of United Industrial Corporation and consolidated subsidiaries. The transportation segment is reflected as a discontinued operation in the Company's consolidated financial statements as of and for the year ended December 31, 2001. In addition, the Consolidated Statements of Operations and Consolidated Statements of Cash Flows for 2000 and 1999 and the Consolidated Balance Sheet for 2000 have been restated to conform to the 2001 discontinued operations presentation. See Notes 2 and 16.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

On September 29, 2000, the Company sold Symtron Systems, Inc. ("Symtron"), a wholly owned subsidiary included in the defense segment. The operations of Symtron for the nine months of 2000 are included in the results of operations in the year 2000.

      Net sales of $238,495,000 in 2001 increased $2,212,000 or 0.9% from
$236,283,000 in 2000. Excluding Symtron's sales from 2000, sales would have increased $9,875,000 or 4.3%. The defense segment sales increased $7,832,000 or 3.9% to $208,575,000 in 2001 from $200,743,000 in 2000. Excluding Symtron's sales from 2000, the defense segment sales would have increased $15,495,000 or 8.0%. The sales growth in the defense segment was primarily in the unmanned aerial vehicles line of business partially offset by a decrease in simulation and test systems sales. Sales to agencies of the U.S. Government, by the defense segment, were $148,732,000 in 2001 and $132,930,000 in 2000. Export sales by the defense segment were $50,455,000 in 2001 and $51,161,000 in 2000, a decrease of $706,000 or 0.1%. The defense segment's business is heavily influenced by changes in the budgetary plans and procurement policies of the U.S. and foreign governments. Government contracts are subject to price redeter-mination under certain circumstances and may be terminated for convenience of the government. The Company intends to maintain a strong focus on Department of Defense opportunities and believes it is well positioned over the long term to benefit from the demand for advanced technological systems by the U.S. and foreign governments.

      Net sales in the energy segment were $29,920,000 in 2001, a decrease of $5,620,000 or 15.8% from $35,540,000 in 2000, due to the completion of two large contracts totalling approximately $6,335,000 in 2000.

      Gross profit decreased $6,924,000 to $53,965,000 in 2001 from $60,889,000 in 2000. Excluding Symtron's gross profit from 2000, the gross profit would have decreased $4,641,000 or 7.9%. The gross margin percentage was 22.6% in 2001 and 25.8% in 2000. Excluding Symtron's operations, the gross margin percentage would have been 25.6% in 2000. The defense segment gross margin percentage decreased to 21.1% in 2001 from 24.7% in 2000, due to low gross margin percentage on a large competitively awarded program as well as the volume, product mix and cost structure in the fluid test systems line of business. A higher cost structure has been maintained in pursuit of significant aircraft depot maintenance opportunities. Excluding Symtron's operations from the defense segment, the 2000 defense segment gross margin percentage would have been 24.5%. The pension plan income related to the defense segment is included in the cost of sales and amounted to $566,000 in 2001 and $3,151,000 in 2000. The energy segment gross margin percentage increased to 33.4% in 2001 from 31.2% in 2000 due to product mix.

      Selling and administrative expenses decreased $5,264,000 or 13.2% to $34,699,000 from $39,963,000 in 2000, primarily due to the inclusion of Symtron's selling and administrative expenses of $3,384,000 in 2000. Selling and administrative expenses as a percentage of net sales was 14.6% in 2001 and 16.9% in 2000. Excluding Symtron's operations from 2000, selling and administrative expenses as a percentage of net sales would have been 16.1%. The defense segment's selling and administrative expenses decreased $4,631,000 or 15.3% to $25,650,000, primarily due to the inclusion of Symtron's selling and administrative expenses in 2000. Excluding Symtron's selling and administrative expenses from the defense segment in 2000 would have resulted in a decrease of $1,247,000 or 4.6%. The decrease in the defense segment is due to lower bid and proposal costs and lower marketing expenses during 2001.


24  MANAGEMENT'S DISCUSSION AND ANALYSIS

      Other operating expenses, net decreased $563,000 to $106,000 in 2001 from $669,000 in 2000. The decrease was primarily due to a reduction in the amortization of intangible assets due to the disposition of Symtron in September 2000.

      Other income, net decreased $2,949,000 to $2,904,000 in 2001 from $5,853,000 in 2000. The decrease was primarily due to an insurance recovery of $3,483,000 in 2000. Pension plan income decreased $307,000 to $1,819,000 in 2001 from $2,126,000 in 2000 in the energy segment.

      Other expenses increased $39,000 to $740,000 in 2001 from $701,000 in 2000. The increase was primarily due to a foreign currency exchange rate fluctuations and a write-off of proposed acquisition costs included in 2001. In 2000 other expenses included legal fees of $271,000 related to a potential disposition.

      Interest expense decreased to $17,000 in 2001 from $28,000 in 2000.

      Interest income increased $240,000 in 2001 from $1,556,000 in 2000 due to increased investments.

      Income from continuing operations before income taxes decreased $9,731,000 to $23,189,000 in 2001 from $32,920,000 in 2000. Excluding the Symtron loss of $1,688,000 in 2000, the income from continuing operations would have decreased $11,419,000 or 33.0%. The defense segment income from continuing operations before income taxes decreased $1,028,000 to $19,600,000 in 2001 from $20,628,000 in 2000. Excluding the Symtron loss in 2000, the defense segment income before income taxes would have decreased $2,716,000 or 12.2%.

      The energy segment income from continuing operations before income taxes was $3,042,000 in 2001 and $4,718,000 in 2000.

      The other segment income from continuing operations before income taxes decreased $7,027,000 to $547,000 in 2001 from $7,574,000 in 2000. Included in
2001 is a reduction of a reserve for local taxes of $1,000,000 related to the favorable settlement of a tax issue. Included in 2000 was a gain on the sale of Symtron of $5,539,000 and income from an insurance recovery which increased income by $3,483,000.

      Sales in the transportation segment increased $27,364,000 to $47,439,000 in 2001 from $20,075,000 in 2000. The loss before taxes decreased $5,378,000 to $16,064,000 in 2001 from $21,442,000 in 2000. The year 2000 pretax loss included a charge of $19,700,000 to establish a reserve for estimated increased contract costs on several programs. In the fourth quarter of 2001, the loss includes a charge of $6,339,000 for increased contract costs due to anticipated severance and accelerated depreciation resulting from the discontinuance of operations.

      The Company's backlog related to continuing operations was $207,343,000 at December 31, 2001 compared to $194,794,000 at December 31, 2000.

      Backlog in the defense segment increased $11,060,000 or 5.8% to $201,221,000 at December 31, 2001 from $190,161,000 at December 31, 2000.

      Backlog in the energy segment increased $1,489,000 or 32.0% to $6,122,000 at December 31, 2001 compared to $4,633,000 at December 31, 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

Net sales of $236,283,000 in 2000 increased $28,600,000 or 13.8% from
$207,683,000 in 1999. In all segments a general increase in volume caused the increase in sales. Excluding Symtron's operations for the two years, sales would have increased $37,155,000 or 19.4%. The defense segment increased sales $25,250,000 or 14.4% to $200,743,000 in 2000 from $175,493,000 in 1999.
Excluding Symtron's operations for the two years from the defense segment, sales would have increased $33,805,000 or 21.2%. Sales to agencies of the U.S. Government by the defense segment were $132,930,000 in 2000 and $133,328,000 in 1999. Export sales by the defense segment were $51,161,000 in 2000 and $34,182,000 in 1999, an increase of $16,979,000 or 49.7%.

      Net sales in the energy segment were $35,540,000 in 2000, an increase of $3,350,000 or 10.4% from $32,190,000 in 1999.

      Gross profit increased $662,000 to $60,889,000 in 2000 from $60,227,000 in
1999. The gross margin percentage was 25.8% in 2000 and 29.0% in 1999. Excluding Symtron's operations for the two years, the gross profit would have increased $3,453,000 and the gross margin percentage would have been 25.6% in 2000 and 29.0% in 1999. The defense segment gross margin percentage decreased to 24.7% in 2000 from 28.2% in 1999 due to low gross profits on


                                               UNITED INDUSTRIAL CORPORATION  25
a large competitive program. Excluding Symtron's operations for the two years from the defense segment, the gross margin percentage would have decreased to 24.5% in 2000 from 27.9% in 1999. The pension plan income related to the defense segment is included in the cost of sales and amounted to $3,151,000 in 2000 and $2,709,000 in 1999.

      Selling and administrative expenses decreased $1,073,000 or 2.6% to $39,963,000 in 2000 from $41,036,000 in 1999. Excluding Symtron's operations for the two years, selling and administrative expenses would have been $739,000 or 2.0% lower than in 1999.

      Selling and administrative expenses as a percentage of net sales was 16.9% in 2000 and 19.8% in 1999. Excluding Symtron's operations for the two years, selling and administrative expenses as a percentage of net sales would have been 16.0% in 2000 and 19.5% in 1999. The defense segment experienced a decrease in expenses of $1,655,000 or 5.2% primarily due to higher research and development and bid and proposal costs during 1999 resulting in the receipt of a particular contract. Excluding Symtron's operations for the two years from the defense segment, the decrease in expenses would have been $1,322,000 or 4.7%. The energy segment experienced an increase in expenses of $1,111,000 or 14.1%, primarily due to international sales efforts, increased research and development and insurance expenses.

      Other income, net in 2000 includes income of $2,126,000 in the energy segment generated by the Company's pension plan compared to $1,754,000 in 1999. The year 2000 also includes $3,483,000 resulting from an insurance recovery related to a previously settled matter.

      Interest expense decreased to $28,000 in 2000 from $160,000 in 1999.

      Interest income decreased to $1,556,000 in 2000 from $2,063,000 in 1999 due to reduced investments.

      The Company's defense segment recorded pretax income from continuing operations of $20,628,000 in 2000 and $19,278,000 in 1999. The change is due primarily to a reduction in general and administrative expenses of $1,655,000.

      The transportation segment had an increase in sales of $10,779,000 to $20,075,000 in 2000 from $9,296,000 in 1999. The loss before taxes increased $8,330,000 to $21,442,000 in 2000 from $13,112,000 in 1999. The year 2000 loss before taxes included a charge of $19,700,000 to establish a reserve for estimated increased contract costs on several programs. In 1999 the loss before taxes included a charge of $5,000,000 for anticipated warranty work on a previously completed program.

      Included in income from continuing operations in the other segment during 2000 was a gain on the sale of Symtron of $5,539,000. Income from an insurance recovery increased income by $3,483,000.

      In 2000, income after taxes from continuing operations increased $6,725,000 or 46.4% to $21,223,000 or $1.68 per diluted share from $14,498,000 or $1.16 per diluted share in 1999.

      The Company's backlog related to continuing operations was $194,794,000 at December 31, 2000 compared to $157,798,000 at December 31, 1999.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased $5,889,000 to $5,496,000 at the end of 2001 from $11,385,000 at the end of 2000.

      The cash used in 2001 from operating activities of the discontinued operations was $41,257,000 or $7,982,000 more than the cash used in 2000 of $33,275,000. Net cash provided in 2001 from operating activities by the continuing operations was $38,968,000 or $10,049,000 more than cash provided in 2000 of $28,919,000. Capital expenditures of the discontinued operations were $2,610,000 and $2,187,000 in 2001 and 2000, respectively. Capital expenditures for continuing operations were $2,028,000 and $4,921,000 in 2001 and 2000, respectively. There were no material commitments for the acquisition of capital assets as of December 31, 2001.


26  MANAGEMENT'S DISCUSSION AND ANALYSIS

      The following analysis relates only to continuing operations. Trade receivables decreased $12,443,000 at December 31, 2001 from December 31, 2000. The decrease resulted from higher sales during the fourth quarter of 2000 compared to the fourth quarter of 2001 in the defense segment. Included in trade receivables are U.S. Government receivables which decreased $8,335,000. Inventories were $11,792,000 lower at December 31, 2001 than at December 31, 2000. The inventory decrease was primarily in the defense segment and resulted from the procurement of significant amounts of material necessary for production on major programs in the previous year. Accounts payable decreased $1,602,000. Customer advances decreased $2,329,000 at December 31, 2001 from December 31, 2000, in accordance with the contractual terms of certain defense contracts.

      The Company paid cash dividends of $.40 per share in 2001, 2000 and 1999. Aggregate payments amounted to $5,069,000 in 2001, $4,954,000 in 2000 and $4,910,000 in 1999.

      The ratio of current assets to current liabilities was 1.84 at the end of 2001 and 1.76 at the end of 2000.

      In March 2002, the Company entered into an agreement to sell two transportation overhaul contracts. The Company expects the proceeds of this sale to be approximately $21,400,000 subject to certain agreed upon adjustments. The transaction is expected to close before May 31, 2002. See Note 16.

      On June 28, 2001, the Company and certain of its subsidiaries (the "Borrowers") entered into a Loan and Security Agreement (the "Agreement") with Fleet Capital Corporation, which replaced the Company's loan agreement with First Union Commercial Corporation. The Agreement has a term of three years and provides for letters of credit and cash borrowings of up to $25,000,000, with a sublimit of $10,000,000 for cash borrowings, subject to a borrowing base. Credit advances may increase to $32,000,000, provided that amounts in excess of $25,000,000 are cash-collateralized. In March 2002, the cash collateral requirement was waived by the lender through June 30, 2002, which will be extended to September 30, 2002, if the sale of the transportation contracts is consummated. The Agreement contains certain restrictive covenants, among which are a minimum fixed charge coverage ratio and a maximum balance sheet leverage ratio. All assets of the Borrowers are pledged as collateral under the Agreement. The stock of the Borrowers (other than the Company) and AAI's Hunt Valley property are also pledged as collateral pursuant to a pledge agreement and a deed of trust. At December 31, 2001, there were no cash borrowings under the Agreement. The letter of credit obligations outstanding at December 31, 2001 were $20,858,000.

      A subsidiary of the Company also has a $2,000,000 line of credit with a bank which may be used for cash borrowings or letters of credit. This agreement expires April 18, 2002. At December 31, 2001, the subsidiary had no cash borrowings and $140,000 letters of credit outstanding.

      The Company expects that available cash, existing lines of credit and the proceeds from the sale of the transportation contracts will be sufficient to meet its cash requirements for the next twelve months. The cash requirements consist primarily of obligations to fund operations.

      The Company conducts a significant amount of business with the United States Government. Sales to agencies of the U.S. Government were $149,047,000, $132,975,000 and $133,328,000 for 2001, 2000 and 1999, respectively. Although there are currently no indications of a significant change in the status of government funding of certain programs, should this occur, our results of operations, financial position and liquidity could be materially affected. Such a change could have a significant impact on our profitability and our stock price. This could affect our ability to acquire additional funds from our revolving facility or from other sources.

      At December 31, 2001, the Company has outstanding commitments under advance payment and performance bonds. The Company has a commitment on a progress payment bond totaling approximately $47,000,000 at December 31, 2001, which is expected to be eliminated when the customer accepts certain deliveries in 2002. Further, the Company is obligated to indemnify certain sureties under various performance bonds in the event of non-performance on


                                               UNITED INDUSTRIAL CORPORATION  27
particular contracts up to approximately $234,000,000. The Company expects to perform under each of these contracts. The sale of the two transportation contracts, when consummated, includes the release of the Company on the approximately $154,000,000 of performance bonding related to those divested programs. In addition, the Company has operating leases. The minimum rental commitments as of December 31, 2001 for non-cancellable leases are: 2002 - $3,853,000; 2003 - $3,235,000; 2004 - $1,685,000; 2005 - $1,211,000; 2006 -
$969,000 and $2,091,000 thereafter.

ENVIRONMENTAL AND OTHER LITIGATION

Detroit Stoker Company, a wholly owned subsidiary of the Company, was notified in March 1992 by the Michigan Department of Natural Resources that it is a potentially responsible party in connection with the cleanup of a former industrial landfill located in Port of Monroe, Michigan. The Company is involved in other environmental and litigation matters. See Note 15.

CRITICAL ACCOUNTING POLICIES

The Company generally follows the percentage-of-completion method of accounting for its long-term contracts. Sales and gross profit are principally recognized as work is performed based on the relationship between actual costs incurred and total estimated costs, including warranties, at completion. Alternatively, certain contracts provide for the production of various units throughout the contract period, and sales and gross profit on these contracts are accounted for based on the units delivered. Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Incentives or penalties, estimated warranty costs and awards applicable to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance. When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Anticipated losses on contracts or programs in progress are charged to earnings when identified. Although management believes that the profits are fairly stated and that adequate provisions for losses on certain of the fixed price contracts have been recorded in the financial statements, revisions to such estimates do occur and at times are material to our results of operations and financial position.

      Inventory is recorded at the lower of cost or market. Inventoried costs associated with long-term contracts include costs and earnings of incomplete contracts not yet billable to the customer. These amounts represent the difference between the percentage-of-completion method of accounting for long-term contracts used to record operating results by the Company's defense segment and the amounts billable to the customer under the terms of the specific contracts. Estimates of final contract costs and earnings (including earnings subject to future determination through negotiation or other procedures) are reviewed and revised periodically throughout the lives of the contracts. See
Note 4.

NEW ACCOUNTING PRONOUNCEMENTS

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations, for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted FAS 144 during the fourth quarter of 2001. The impact on the Company's financial position and results of operations is reported in Notes 2 and 16, "Discontinued Operations."

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning


28 MANAGEMENT'S DISCUSSION AND ANALYSIS after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite useful lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

      The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. The adoption of Statement 142 is not expected to have a material effect on the Company's financial position or results of operations.

      In June 2001, the Financial Accounting Standards Board issued Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143). The standard addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will adopt the provisions of FAS 143 effective January 1, 2003. The adoption of this new statement is not expected to have a material impact on the Company's financial statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

A portion of the Company's operations consists of manufacturing and sales activities in foreign jurisdictions, and some of these transactions are denominated in foreign currencies. As a result, the Company's financial results could be affected by changes in foreign exchange rates. To mitigate the effect of changes in these rates, the Company has entered into a foreign exchange forward contract. At December 31, 2001, the Company had a foreign exchange contract for delivery of Australian dollars between 2003 and 2005 with notional values totaling $964,000, with an aggregate gain of $190,000 based on fair market value.

FORWARD LOOKING INFORMATION

This Annual Report contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements are based on management's expectations, estimates, projections and assumptions. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," and variations of such words and similar expressions are intended to identify such forward looking statements which include, but are not limited to, projections of revenues, earnings, segment performance, cash flows and contract awards. These forward looking statements are subject to risks and uncertainties which could cause the Company's actual results or performance to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, the following: the Company's successful execution of internal performance plans; performance issues with key suppliers, subcontractors and business partners; the ability to consummate the sale of New Jersey Transit Authority and Maryland Mass Transportation Authority contracts; the ability to negotiate financing arrangements with lenders; legal proceedings; product demand and market acceptance risks; the effect of economic conditions; the impact of competitive products and pricing; product development, commercialization and technological difficulties; capacity and supply constraints or difficulties; legislative or regulatory actions impacting the Company's energy segment and transportation business; changing priorities or reductions in the U.S. Government defense budget; contract continuation and future contracting awards; and U.S. and international military budget constraints and determinations. The Company makes no commitment to update any forward looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward looking statement


                                               UNITED INDUSTRIAL CORPORATION  29

CONSOLIDATED BALANCE SHEETS

                                                                     December 31
Dollars in thousands                                          2001          2000
================================================================================
Assets
Current Assets
   Cash and cash equivalents                              $  5,496      $ 11,385
   Trade receivables
      U.S. Government                                       21,542        29,877
      Other                                                 16,233        20,341
================================================================================
                                                            37,775        50,218

   Inventories                                              16,188        27,980
   Prepaid expenses and other current assets                 1,755         2,978
   Deferred income taxes                                     5,436         3,128
   Assets of discontinued operations                       106,856        72,678
================================================================================
Total Current Assets                                       173,506       168,367

Other Assets                                                54,505        51,437

Property and Equipment
   Land                                                        501           501
   Buildings and improvements                               36,166        35,170
   Machinery and equipment                                  71,298        70,370
   Furniture and fixtures                                    5,109         5,148
================================================================================
                                                           113,074       111,189
   Less allowances for depreciation and amortization        88,560        82,608
--------------------------------------------------------------------------------
                                                            24,514        28,581
                                                          $252,525      $248,385
================================================================================
30 UNITED INDUSTRIAL CORPORATION

                                                                    December 31
Dollars in thousands                                          2001         2000
===============================================================================
Liabilities and Shareholders' Equity
Current Liabilities
   Accounts payable                                       $ 11,401     $ 13,003
   Accrued employee compensation and taxes                   7,724        7,402
   Customer advances                                         7,042        9,371
   Provision for contract losses                             2,398        1,881
   Federal income taxes                                      3,003           --
   Other liabilities                                         5,038        6,993
   Liabilities of discontinued operations                   57,527       57,028
===============================================================================
Total Current Liabilities                                   94,133       95,678
-------------------------------------------------------------------------------

Postretirement Benefits Other Than Pensions                 22,939       24,953
Other Liabilities                                            3,467        3,679
Deferred Income Taxes                                       11,642        9,182
Shareholders' Equity
   Common stock - par value $1.00 per share
   Authorized shares - 30,000,000
   Outstanding shares:
   2001 - 12,871,868; 2000 - 12,435,038                     14,374       14,374
   Additional capital                                       91,094       89,384
   Retained earnings                                        26,735       26,441
   Cost of shares in treasury:
   2001 - 1,502,280 shares; 2000 - 1,939,110 shares        (11,859)     (15,306)
===============================================================================
Total Shareholders' Equity                                 120,344      114,893
                                                          $252,525     $248,385
===============================================================================

See notes to financial statements
                                               UNITED INDUSTRIAL CORPORATION  31

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                          Year Ended December 31
Dollars in thousands                                      2001                     2000                     1999
================================================================================================================
Net sales                                             $238,495                 $236,283                 $207,683
Cost of sales                                          184,530                  175,394                  147,456
================================================================================================================
Gross Profit                                            53,965                   60,889                   60,227
Selling and administrative expenses                     34,699                   39,963                   41,036
Other operating expenses - net                             106                      669                    1,011
================================================================================================================
Total Operating Income                                  19,160                   20,257                   18,180
----------------------------------------------------------------------------------------------------------------
Non-operating Income and (Expenses)
   Interest income                                       1,796                    1,556                    2,063
   Gains on sale of assets - net                            --                    5,511                       --
   Other income - net                                    2,904                    5,853                    2,068
   Interest expense                                        (17)                     (28)                    (160)
   Equity in net income of joint ventures                   86                      472                      483
   Other expenses                                         (740)                    (701)                    (424)
================================================================================================================
                                                         4,029                   12,663                    4,030
----------------------------------------------------------------------------------------------------------------
Income From Continuing Operations Before Income         23,189                   32,920                   22,210
Taxes
Provision (credit) for income taxes
Federal
   Current                                               8,145                   10,327                    7,416
   Deferred                                               (152)                      82                   (1,165)
State                                                     (610)                   1,288                    1,461
================================================================================================================
Income Taxes                                             7,383                   11,697                    7,712
----------------------------------------------------------------------------------------------------------------
Income From Continuing Operations                       15,806                   21,223                   14,498
Loss from discontinued operations net of income
   taxes of $5,621, $7,998 and $4,891 for 2001,
   2000 and 1999, respectively                         (10,443)                 (13,444)                  (8,221)
----------------------------------------------------------------------------------------------------------------
Net Income                                            $  5,363                 $  7,779                 $  6,277
================================================================================================================
Earnings Per Common Share
   Net Income
      Basic                                           $    .42                 $    .63                 $    .51
      Diluted                                              .40                      .62                      .50
Income From Continuing Operations
      Basic                                               1.24                     1.71                     1.18
      Diluted                                             1.19                     1.68                     1.16
================================================================================================================

See notes to financial statements
32 UNITED INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                             Year Ended December 31
Dollars in thousands                                                         2001                     2000                     1999
===================================================================================================================================
Operating Activities
Net income                                                               $  5,363                 $  7,779                 $  6,277
Adjustment to reconcile net income to net cash
   (used for) provided by continuing operating activities:
Loss from discontinued operations, net of income taxes                     10,443                   13,444                    8,221
Depreciation and amortization                                               6,413                    8,086                    6,780
Noncash compensation charge                                                   346                       --                       --
Deferred income taxes                                                         152                    1,088                    2,032
Gains on sale of assets                                                        --                   (5,511)                      --
Equity in income of investee companies                                        (86)                    (472)                    (483)
Changes in operating assets and liabilities - net
   Increase (decrease) in income taxes                                      3,003                     (636)                  (2,337)
   Decrease (increase) in trade receivables                                12,443                   (5,882)                 (11,109)
   Decrease (increase) in inventories                                      11,792                      474                   (6,242)
   Decrease (increase) in prepaid expenses and other
      current assets                                                        1,223                      246                   (1,189)
   (Decrease) increase in customer advances                                (2,329)                   7,185                     (172)
   (Decrease) increase in accounts payable, accruals, and
      other current liabilities                                            (2,718)                   4,836                   (8,166)
   Other - net                                                             (7,077)                  (1,718)                  (3,101)
===================================================================================================================================
Net Cash Provided By (Used For) Continuing Operations                      38,968                   28,919                   (9,489)
Net Cash (Used For) Provided By Discontinued Operations                   (41,257)                 (33,275)                  10,261
-----------------------------------------------------------------------------------------------------------------------------------
Net Cash (Used For) Provided By Operating Activities                       (2,289)                  (4,356)                     772
-----------------------------------------------------------------------------------------------------------------------------------
Investing Activities
Advances to investee by discontinued operations                            (2,986)                  (4,544)                  (7,131)
Repayment of advances by investee to discontinued operations                2,730                   12,978                   10,834
Repayment of advances by investee                                           2,300                       --                       --
Purchase of marketable securities                                              --                       --                   (2,200)
Sale of marketable securities                                                  --                       --                    6,902
Purchase of property and equipment                                         (2,028)                  (4,921)                 (10,563)
Capital expenditures of discontinued operations                            (2,610)                  (2,187)                  (1,967)
Net proceeds from sale of assets                                               --                    5,277                       --
===================================================================================================================================
Net Cash (Used For) Provided By Investing Activities                       (2,594)                   6,603                   (4,125)
-----------------------------------------------------------------------------------------------------------------------------------
Financing Activities
Payments on long-term debt and borrowings                                  (6,300)                  (2,300)                 (12,943)
Proceeds from borrowings                                                    6,300                    2,300                   12,943
Dividends                                                                  (5,069)                  (4,954)                  (4,910)
Proceeds from exercise of stock options                                     4,063                    1,000                      229
===================================================================================================================================
Net Cash Used for Financing Activities                                     (1,006)                  (3,954)                  (4,681)
-----------------------------------------------------------------------------------------------------------------------------------
Decrease in Cash and Cash Equivalents                                      (5,889)                  (1,707)                  (8,034)
Cash and Cash Equivalents at Beginning of Year                             11,385                   13,092                   21,126
===================================================================================================================================
Cash and Cash Equivalents at End of Year                                 $  5,496                 $ 11,385                 $ 13,092
===================================================================================================================================

See notes to financial statements
                                               UNITED INDUSTRIAL CORPORATION  33

NOTES TO FINANCIAL STATEMENTS

NOTE 1 NATURE OF OPERATIONS

United Industrial Corporation is a high technology company applying its resources to the research, development, and production of military electronics and aerospace systems and components under defense contracts. Resources are also applied to energy systems for industry and utilities.

      The principal business segments are defense and related products, and energy generating systems. Ground transportation systems is included as a discontinued operation. See Notes 2, 16 and 19.

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

DISCONTINUED OPERATIONS

In the fourth quarter of 2001, the Company made substantial progress in negotiations for the sale of its transportation overhaul contracts with the New Jersey Transit Authority and Maryland Mass Transportation Authority. Following the sale, the Company's transportation operations will primarily include one ongoing program to deliver 273 electric trolley buses to the San Francisco Municipal Railway. This program, which is well into its production phase, is being performed by Electric Transit, Inc. (ETI), a joint venture between the Company's AAI subsidiary and the Czech Republic firm, Skoda a.s. ("Skoda"), and, is expected to be substantially completed during 2002. The overhaul contracts, along with the remaining transportation business, are accounted for as discontinued operations. In March 2002, the Company entered into an agreement to sell two transportation overhaul contracts and related assets. The Company expects the proceeds of this sale to be approximately $21,400,000, subject to certain agreed upon adjustments. Payment will be made in cash at closing. The agreement provides for the Company to be released under all performance bonds and obligations under the conveyed contracts. The Company received a cost plus a fee contract to perform work on the conveyed contracts for the purchaser during a transition period not to exceed six months. See Note 16.

      Summary results of the transportation segment prior to its discontinuation, which have been classified separately, are disclosed in Note 16.

      The Consolidated Statements of Operations and Consolidated Statements of Cash Flows for 2000 and 1999 and Consolidated Balance Sheet for 2000 have been restated to conform to the 2001 discontinued operations presentation.

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

INVENTORIES

Inventories are stated at the lower of cost or market. At December 31, 2001 and 2000, approximately 15% and 10%, respectively, of total inventory were priced by the last-in, first-out (LIFO) method with the remainder priced at actual or average cost. If the first-in, first-out (FIFO) method of inventory pricing had been used, inventories would have been approximately $3,285,000 higher than


34  NOTES TO FINANCIAL STATEMENTS
reported on December 31, 2001 and $3,572,000 higher than reported on December 31, 2000.

REVENUE AND GROSS PROFIT RECOGNITION

The Company generally follows the percentage-of-completion method of accounting for its long-term contracts. Sales and gross profit are principally recognized as work is performed based on the relationship between actual costs incurred and total estimated costs, including warranties, at completion. Alternatively, certain contracts provide for the production of various units throughout the contract period, and sales and gross profit on these contracts are accounted for based on the units delivered. See Note 4. Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Incentives or penalties, estimated warranty costs and awards applicable to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance. When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Anticipated losses on contracts or programs in progress are charged to earnings when identified.

      Noncontract revenue is recorded when the product is shipped or when the services are provided.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. The policy of the Company is to provide for depreciation on the straight-line and declining-balance methods, by annual charges to operations calculated to amortize the cost over the estimated useful lives of the various classes of property and equipment.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted-average-number of common shares outstanding. Diluted earnings per share gives effect to the assumed exercise of dilutive options, using, where appropriate, the treasury stock method. See Note 17.

STOCK-BASED COMPENSATION

The Company has elected to continue to account for its stock-based compensation plan in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), whereby compensation cost for stock options is recognized in income based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the stock. See Note 7.

FOREIGN CURRENCY CONTRACTS

At times, the Company enters into forward exchange contracts to manage its exposure against foreign currency fluctuations on sales transactions denominated in foreign currencies. The contract obligates the Company to exchange predetermined amounts of the foreign currency at certain dates, or to make an equivalent U.S. dollar payment equal to the value of such exchanges. The purpose of the Company's foreign exchange currency activities is to protect the Company from the risk that the eventual U.S. dollar cash flows resulting from the sale of products to international customers will be adversely affected by changes in exchange rates. Deferred gains and losses for hedging activities are included in other assets and liabilities and recognized in earnings when the future sales occur. Gains and losses for ineffective hedges are recorded in income. At December 31, 2001, the Company has a foreign currency forward contract with a large financial institution for Australian dollars having maturities of four years to hedge contract payments scheduled to be received within four years. The aggregate notional value of this contract was $964,000, with an aggregate gain of $190,000 based on fair market value.

      The Company is exposed to credit loss in the event of nonperformance by counterparties on foreign exchange contracts. The amount of such exposure is generally the unrealized gain or loss on such contracts. The Company does not hold or issue financial instruments for trading purposes.


                                               UNITED INDUSTRIAL CORPORATION  35

NOTES TO FINANCIAL STATEMENTS CONTINUED

NEW ACCOUNTING PRONOUNCEMENTS

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations, for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted FAS 144 during the fourth quarter of 2001. The impact on the Company's financial position and results of operations is reported in "Discontinued Operations." See
Note 16.

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite useful lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

      The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. The adoption of Statement 142 is not expected to have a material effect on the Company's financial position or results of operations.

      In June 2001, the Financial Accounting Standards Board issued Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143). The Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will adopt the provisions of FAS 143 effective January 1, 2003. The adoption of this new statement is not expected to have a material impact on the Company's financial statements.

NOTE 3 TRADE RECEIVABLES

Amounts due from the U.S. Government primarily related to long-term contracts of the Company's defense segment were as follows:

                                                                     December 31
Dollars in thousands                                         2001           2000
================================================================================
Amounts billed                                            $12,645        $25,773
Unbilled recoverable costs and earned fees                  4,668          2,650
Retainage per contract provisions                           4,229          1,454
--------------------------------------------------------------------------------
                                                          $21,542        $29,877
================================================================================

      Billed and unbilled amounts include $5,016,000 and $2,979,000 at Decem-ber 31, 2001 and 2000, respectively, related to contracts for which a subsidiary of the Company is a subcontractor to other government contractors. Unbilled recoverable costs and earned fees represent amounts that will be substantially collected within one year. Retainage amounts will generally be billed over the next twelve months.

NOTE 4 INVENTORIES


                                                                    December 31
Dollars in thousands                                          2001         2000
===============================================================================
Finished goods and work in progress                       $  2,660     $  4,194
-------------------------------------------------------------------------------
Costs and earnings relating to long-term contracts          47,166       57,134
Deduct progress payments related to long-term contracts    (35,210)     (35,682)
-------------------------------------------------------------------------------
Costs and earnings in excess of billings                    11,956       21,452
-------------------------------------------------------------------------------
Total finished goods and work in progress                   14,616       25,646
Materials and supplies                                       1,572        2,334
-------------------------------------------------------------------------------
                                                          $ 16,188     $ 27,980
===============================================================================


36  NOTES TO FINANCIAL STATEMENTS

The inventoried costs associated with long-term contracts include costs and earnings of $11,956,000 in 2001 and $21,452,000 in 2000 of incomplete contracts not yet billable to the customer. These amounts represent the difference between the percentage-of-completion method of accounting for long-term contracts used to record operating results by the Company's defense segment and the amounts billable to the customer under the terms of the specific contracts. Estimates of final contract costs and earnings (including earnings subject to future determination through negotiation or other procedures) are reviewed and revised periodically throughout the lives of the contracts. Adjustments of earnings resulting from the revisions are recorded on a current basis. The Company recognized losses of $2,081,000 ($1,305,000, net of tax benefit) and $1,604,000 ($1,028,000, net of tax benefit) during 2002 and 2001, respectively, resulting primarily from revision of cost estimates on certain major long-term contracts.

      Inventories do not include any significant amounts of unamortized tooling, learning curve, and other deferred costs, claims, or other similar items whose recovery is uncertain.

NOTE 5 OTHER ASSETS

                                                                     December 31
Dollars in thousands                                         2001           2000
================================================================================
Net pension asset                                         $46,901        $44,516
Patents and other intangible assets, net                    1,166          1,484
Other                                                       6,438          5,437
--------------------------------------------------------------------------------
                                                          $54,505        $51,437
================================================================================

Patents and other intangible assets represent assets acquired in connection with purchased businesses and are being amortized primarily on a straight-line basis over 5 to 10 years. Amortization expense amounted to $318,000 in 2001, $715,000 in 2000 and $885,000 in 1999. Accumulated amortization amounted to $4,440,000 and $4,122,000 at December 31, 2001 and 2000, respectively. Other includes the investment in Pioneer UAV, Inc. Industries which increased during 2001 by $86,000, the Company's share of profits.

NOTE 6 LONG-TERM DEBT AND CREDIT ARRANGEMENTS

On June 28, 2001, the Company and certain of its subsidiaries (the "Borrowers") entered into a Loan and Security Agreement (the "Agreement") with Fleet Capital Corporation, which replaced the Company's loan agreement with First Union Commercial Corporation. The Agreement has a term of three years and provides for letters of credit and cash borrowings of up to $25,000,000, with a sublimit of $10,000,000 for cash borrowings, subject to a borrowing base. Credit advances may increase to $32,000,000, provided that amounts in excess of $25,000,000 are cash-collateralized. In March 2002, the cash collateral requirement was waived by the lender through June 30, 2002 which will be extended to September 30, 2002, if the sale of the transportation contracts is consummated. The Agreement contains certain restrictive covenants, among which are a minimum fixed charge coverage ratio and a maximum balance sheet leverage ratio. All assets of the Borrowers are pledged as collateral under the Agreement. The stock of the Borrowers (other than the Company) and AAI's Hunt Valley property are also pledged as collateral pursuant to a pledge agreement and a deed of trust. At December 31, 2001, there were no cash borrowings under the Agreement. The letter of credit obligations outstanding at December 31, 2001 and 2000 were $20,858,000 and $16,113,000, respectively. A subsidiary of the Company also has a $2,000,000 line of credit with a bank which may be used for cash borrowings or letters of credit. The agreement expires April 18, 2002. At December 31, 2001, the subsidiary had no cash borrowings and $140,000 of letters of credit outstanding. The Company expects that available cash, existing lines of credit and the proceeds from the sale of the transportation contracts will be sufficient to meet its cash requirements for the next twelve months. Cash requirements consist primarily of obligations to fund operations.

      Interest expense was $17,000 in 2001, $28,000 in 2000 and $160,000 in
1999. Interest paid was $36,000 in 2001, $64,000 in 2000 and $166,000 in 1999.


                                               UNITED INDUSTRIAL CORPORATION  37

NOTES TO FINANCIAL STATEMENTS CONTINUED

NOTE 7 STOCK OPTIONS

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

      The options are granted at not less than market value at the date of grant, and in accordance with APB 25 and related interpretations, no compensation cost has been recognized for grants made under the Plan at the time of grant. Options are exercisable over a period determined by the Board of Directors, but no longer than ten years after the date they are granted. Options generally vest one-third each year after a one-year waiting period.

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

      During 2001, upon the termination of certain individuals the Board of Directors accelerated the vesting of certain of their grants and extended certain exercise periods. These modifications resulted in a noncash compensation charge to continuing operations of $346,000 in 2001.

      Had compensation cost been determined consistent with the fair value method set forth under FASB Statement No. 123, Accounting for Stock-Based Compensation ("FAS 123"), for all awards during 2001, 2000 and 1999 under the plans, income and income per common share from continuing operations would have decreased to the pro forma amounts indicated below:

                                                          Year Ended December 31
Dollars in thousands, except per share amounts        2001       2000       1999
================================================================================
Income from continuing operations:
   As reported                                     $15,806    $21,223    $14,498
   Pro forma                                        15,060     20,467     13,787
Income per common share from
   continuing operations:
   As reported:
      Basic                                           1.24       1.71       1.18
      Diluted                                         1.19       1.68       1.16
   Pro forma:
      Basic                                           1.19       1.65       1.12
      Diluted                                         1.13       1.62       1.10
================================================================================

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yields of 3.0%, 4.7% and 3.9%; expected volatility of 29%, 46% and 39%; risk-free interest rates of 5.2%, 6.4% and 4.7%; and expected lives of 10 years in 2001, eight years in 2000 and three to five years in 1999. The weighted-average fair value of an option granted was $4.09, $2.97 and $2.64 for the years ended December 31, 2001, 2000 and 1999, respectively.


38  NOTES TO FINANCIAL STATEMENTS

      A summary of stock option activity under all plans is as follows:

                                                   Number       Weighted-Average
Shares in thousands                             of Shares         Exercise Price
================================================================================
Balance at January 1, 1999                          1,226                 $ 9.01
Granted                                               489                   9.36
Exercised                                             (42)                  5.47
--------------------------------------------------------------------------------
Balance at December 31, 1999                        1,673                   9.20
--------------------------------------------------------------------------------
Granted                                               320                   8.56
Exercised                                            (139)                  7.17
Canceled                                              (90)                 10.65
--------------------------------------------------------------------------------
Balance at December 31, 2000                        1,764                   9.17
--------------------------------------------------------------------------------
Granted                                               349                  13.37
Exercised                                            (436)                  9.31
Canceled                                             (128)                  8.88
--------------------------------------------------------------------------------
Balance at December 31, 2001                        1,549                 $10.10
================================================================================

                                                                     December 31
Shares in thousands                             2001           2000         1999
================================================================================
Exercisable                                      977          1,125          833
Available for future grants                      274            496          727
================================================================================

      The weighted-average remaining life for options outstanding as of December 31, 2001 is eight years.

      The following table summarizes information about stock options outstanding at December 31, 2001:

                                                            Shares
Shares in thousands                           ----------------------------------
Range of Exercise Prices                      Exercisable            Outstanding
================================================================================
$4.50 to $7.00                                        208                    208
$7.50 to $9.81                                        435                    674
$10.25 to $13.00                                      324                    562
$13.99 to $15.66                                       10                    105
--------------------------------------------------------------------------------
                                                      977                  1,549
================================================================================

NOTE 8 LEASES

Total rental expense for all operating leases amounted to $3,566,000 in 2001, $3,612,000 in 2000 and $2,883,000 in 1999. Contingent rental payments were not significant.

      The future minimum rental commitments as of December 31, 2001 for all noncancellable leases are $3,853,000 in 2002; $3,235,000 in 2003; $1,685,000 in
2004; $1,211,000 in 2005; $969,000 in 2006; and $2,091,000 thereafter.


                                               UNITED INDUSTRIAL CORPORATION  39

NOTES TO FINANCIAL STATEMENTS CONTINUED

NOTE 9 CHANGES IN SHAREHOLDERS' EQUITY

                                                Common Shares      Common    Additional     Retained      Treasury     Shareholders'
In thousands                                      Outstanding       Stock       Capital     Earnings         Stock           Equity
===================================================================================================================================
Balance, January 1, 1999                               12,250     $14,374       $89,583      $22,249      $(16,765)        $109,441
Net income                                                             --            --        6,277            --            6,277
Cash dividends declared ($.40 per share)                               --            --       (4,910)           --           (4,910)
Stock options exercised                                    42          --          (102)          --           331              229
Employee awards                                             2          --             2           --            16               18
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                             12,294      14,374        89,483       23,616       (16,418)         111,055
Net income                                                             --            --        7,779            --            7,779
Cash dividends declared ($.40 per share)                               --            --       (4,954)           --           (4,954)
Stock options exercised                                   139          --          (100)          --         1,100            1,000
Employee awards                                             2          --             1           --            12               13
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                             12,435      14,374        89,384       26,441       (15,306)         114,893
Net income                                                             --            --        5,363            --            5,363
Cash dividends declared ($.40 per share)                               --            --       (5,069)           --           (5,069)
Stock options exercised                                   436          --           624           --         3,439            4,063
Noncash compensation                                                   --           638           --            --              638
Tax benefit arising from early dispositions of
   stock issued upon exercise of stock options                         --           448           --            --              448
Employee awards                                             1          --            --           --             8                8
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                             12,872     $14,374       $91,094      $26,735      $(11,859)        $120,344
===================================================================================================================================

      The exercise of stock options which have been granted under the Company's various stock option plans and the vesting of restricted stock give rise to compensation which is includable in the taxable income of the applicable employees and deductible by the Company for federal and state income tax purposes. Such compensation results from increases in the fair market value of the Company's common stock subsequent to the date of grant of the applicable exercised stock options and restricted stock and, accordingly, in accordance with Accounting Principles Board Opinion No. 25, such compensation is not recognized as an expense for financial accounting purposes and the related tax benefits are taken directly to Additional Capital.


40  NOTES TO FINANCIAL STATEMENTS

NOTE 10 PENSIONS AND OTHER POSTRETIREMENT BENEFITS

The Company sponsors several qualified and non-qualified pension plans and other postretirement benefit plans for its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 2001, and a statement of the funded status as of December 31 of both years.

                                                            Pension Benefits                        Other Postretirement Benefits
                                                     -------------------------------               -------------------------------
Dollars in thousands                                     2001                   2000                   2001                   2000
==================================================================================================================================
Change in Benefit Obligation
Benefit obligation at beginning of year              $144,024               $129,834               $ 26,095               $ 23,550
Service cost                                            1,981                  1,229                    360                    550
Interest cost                                          10,361                  9,988                  1,651                  1,915
Amendments                                                250                  6,129                     --                    549
Curtailments                                               --                     --                 (2,621)                    --
Actuarial loss                                          4,770                  9,160                    213                  1,747
Administrative expenses                                    (2)                   (26)                    --                     --
Benefits paid                                         (12,520)               (12,290)                (2,143)                (2,216)
----------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                    $148,864               $144,024               $ 23,555               $ 26,095
----------------------------------------------------------------------------------------------------------------------------------
Change in Plan Assets
Fair value of plan assets at beginning of year       $177,147               $191,816
Actual return on plan assets                           (3,357)                (2,353)
Administrative expenses                                    (2)                   (26)
Benefits paid                                         (12,520)               (12,290)
----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year             $161,268               $177,147
----------------------------------------------------------------------------------------------------------------------------------
Funded (underfunded) status of the plan              $ 12,404               $ 33,123               $(23,555)              $(26,095)
Unrecognized net transition obligation (asset)            748                   (181)                    --                     --
Unrecognized net actuarial loss                        29,317                 13,326                    544                    360
Unrecognized prior service cost                         4,432                 (1,752)                    83                    782
----------------------------------------------------------------------------------------------------------------------------------
Prepaid benefit (accrued cost)                       $ 46,901               $ 44,516               $(22,928)              $(24,953)
----------------------------------------------------------------------------------------------------------------------------------
Weighted-average Assumptions
Discount rate                                            7.25%                   7.5%                   7.5%                   7.5%
Expected return on plan assets                            8.5%                   8.5%                    --                     --
Rate of compensation increase                               4%                     4%                    --                     --
==================================================================================================================================

      For the purpose of measuring the other postretirement benefit obligations, a 7.9 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease to 5 percent in 2005 and remain at that level thereafter.


                                               UNITED INDUSTRIAL CORPORATION  41

NOTES TO FINANCIAL STATEMENTS CONTINUED

                                                                Pension Benefits                    Other Postretirement Benefits
                                                     -------------------------------------        ---------------------------------
Dollars in thousands                                    2001           2000           1999          2001          2000         1999
===================================================================================================================================
Components of Net Periodic Benefit Cost
Service cost                                         $ 1,981        $ 1,229        $ 1,608        $  360        $  550       $  590
Interest cost                                         10,361          9,988         10,370         1,651         1,915        1,595
Expected return on plan assets                       (14,689)       (16,029)       (16,003)           --            --           --
Amortization of prior service cost                       196           (357)          (413)           18            76           44
Amortization of unrecognized transition assets           (88)           (88)           (88)           --            --           --
Settlement - curtailment                                  --             --             25        (1,933)           --          760
Recognized net actuarial loss                             --            (31)            --            --            --           --
-----------------------------------------------------------------------------------------------------------------------------------
Benefit (income) cost                                $(2,239)       $(5,288)       $(4,501)       $   96        $2,541       $2,989
===================================================================================================================================

      Net periodic benefit costs for the defense segment are considered contract costs and are included in cost of sales in the Statements of Operations. Net periodic benefit costs for other segments are classified as other income.

      During 2000, the pension plan was amended to provide enhancements in the accrual rates and interest-crediting rate.

      During 1999, in order to induce a workforce reduction at the Company's AAI Corporation subsidiary, additional benefits were offered to eligible employees under an early retirement program. Those employees electing early retirement were paid benefits in lump sums. The early retirement program increased the pension plan's projected benefit obligation; however, this was completely offset by an accumulated actuarial gain as of December 31, 1999. Accordingly, there was no impact on plan expense for 1999. The enhanced benefits offered under the early retirement program regarding postretirement medical benefits resulted in an increase in that liability and such cost was recognized in 1999.

      Two subsidiaries of the Company sponsor non-funded defined benefit health care plans. Both plans are non-contributory for retirees and one is contributory for spouses whose contributions increase periodically so that the entire cost for spouses will be covered by January 2003. One of these plans was amended effective January 1, 2000 to provide benefits to employees not previously covered. In addition one plan was amended effective January 1, 2001 so that employees hired after December 31, 2000 will not be eligible for retiree medical benefits. Employees on December 31, 2000, who do not meet the grandfathered requirements, may purchase retiree medical benefits if they meet certain other requirements. The effect of these changes was a decrease in the 2001 net periodic benefit cost of $531,000 and an additional curtailment gain of $1,933,000.

      The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                        1-Percentage Point   1-Percentage Point
Dollars in thousands                              Increase             Decrease
===============================================================================
Effect on total of service and
interest cost components in 2001                     $ 61                 $ (60)
Effect on postretirement benefit
obligation as of December 31, 2001                   $640                 $(641)
===============================================================================

      The Company sponsors a 401(k) plan with employee and employer matching contributions based on specified formulas. The Company's contribution to the 401(k) plan was $3,488,000 in 2001, $1,377,000 in 2000 and $1,303,000 in 1999.
The increased Company contributions in 2001 was due to a change in the Company contribution formula.


42  NOTES TO FINANCIAL STATEMENTS

NOTE 11 INDUSTRY SEGMENT DATA

The Company has two reportable segments: defense and energy systems. Other includes the corporate office and dormant corporations. The defense segment's products include unmanned aerial vehicles, training and simulation systems, automated aircraft test and maintenance equipment, and combat vehicles and ordnance systems. The defense segment also included specialized firefighting training installations until the sale of Symtron Systems, Inc. in September 2000. The energy segment manufactures combustion equipment for biomass and refuse fuels. The transportation segment is reflected as a discontinued operation in the Company's consolidated financial statements. See Note 16.

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

      Sales to agencies of the United States Government, primarily by the defense segment, were $149,047,000 in 2001, $132,975,000 in 2000 and
$133,328,000 in 1999. No single customer, other than the United States Government, accounted for 10 percent or more of net sales in any year. Export sales were $54,670,000 in 2001, $57,110,000 in 2000 and $42,120,000 in 1999.


                                               UNITED INDUSTRIAL CORPORATION  43

NOTES TO FINANCIAL STATEMENTS CONTINUED

Dollars in thousands                          Defense         Energy           Other     Reconciliations          Totals
========================================================================================================================
Year Ended December 31, 2001
------------------------------------------------------------------------------------------------------------------------
Revenues from external customers             $208,575        $29,920         $    --             $    --        $238,495
Equity profit in ventures                          86             --              --                  --              86
Interest income                                 2,401            107             265                (977)          1,796
Interest expense                                  232             --             762                (977)             17
Depreciation and amortization expense           5,589            755              69                  --           6,413
Segment profit                                 19,600          3,042             547                  --          23,189
Segment assets                                120,735         32,379         128,251             (28,840)        252,525
Capital expenditures                            1,601            426               1                  --           2,028
------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 2000
------------------------------------------------------------------------------------------------------------------------
Revenues from external customers             $200,743        $35,540         $    --             $    --        $236,283
Equity profit in ventures                         472             --              --                  --             472
Interest income                                 2,504            354             193              (1,495)          1,556
Interest expense                                  458             11           1,054              (1,495)             28
Depreciation and amortization expense           7,270            746              70                  --           8,086
Gain (loss) on sale of assets                      --            (28)          5,539                  --           5,511
Segment profit                                 20,628          4,718           7,574                  --          32,920
Segment assets                                144,083         36,247         136,286             (68,231)        248,385
Capital expenditures                            4,237            673              11                  --           4,921
------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1999
------------------------------------------------------------------------------------------------------------------------
Revenues from external customers             $175,493        $32,190         $    --             $    --        $207,683
Equity profit in ventures                         483             --              --                  --             483
Interest income                                 3,129            263           4,900              (6,229)          2,063
Interest expense                                  730              1           5,658              (6,229)            160
Depreciation and amortization expense           5,951            760              69                  --           6,780
Segment profit (loss)                          19,278          4,586          (1,654)                 --          22,210
Segment assets                                153,099         35,083         129,976            (116,366)        201,792
Capital expenditures                            9,578            971              14                  --          10,563
========================================================================================================================


44  NOTES TO FINANCIAL STATEMENTS

Dollars in thousands                           2001          2000          1999
===============================================================================
Assets
Total assets for reportable segments      $ 281,365     $ 316,616     $ 318,158
Elimination of intercompany receivables          --            --        (7,886)
Assets of discontinued operations           106,856        72,678        33,573
Elimination of investment in
   consolidated subsidiaries               (125,786)     (127,822)     (125,345)
Reclassification of deferred tax             (9,910)      (13,087)      (16,708)
liabilities
-------------------------------------------------------------------------------
   Total Consolidated Assets              $ 252,525     $ 248,385     $ 201,792
-------------------------------------------------------------------------------
Other Significant Items
Elimination of intercompany interest      $     977     $   1,495     $   6,229
===============================================================================

      Segment profit (loss) includes research and development costs amounting to $3,582,000 in 2001, $2,661,000 in 2000 and $2,630,000 in 1999, principally in the defense segment.

NOTE 12 INCOME TAXES

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

      Following is a reconciliation of the difference between total tax expense and the amount computed by applying the federal statutory income tax rate to income from continuing operations before income taxes for the years ended December 31:

Dollars in thousands                          2001           2000          1999
===============================================================================
Federal income taxes at statutory rate     $ 7,884       $ 11,193       $ 7,551
State and local income taxes, net of
   federal income tax benefit
   (including a reduction of
   $651 in 2001 of a $1,000 tax
   reserve established in 1997)               (519)           850           965
Provision for nondeductible expenses            --             --           296
Non-taxable income                              --           (576)         (548)
Other - net                                     18            230          (552)
-------------------------------------------------------------------------------
Income Taxes - Continuing Operations       $ 7,383       $ 11,697       $ 7,712
===============================================================================

      As discussed in Note 16, the Company recorded income tax benefits for its discontinued operations during 2001, 2000 and 1999.

      No income tax payments were made in 2001 based on the Company's tax estimate offset by an overpayment of $1,810,000 in 2000. Income tax payments were $4,000,000 in 2000 and $4,600,000 in 1999.


                                               UNITED INDUSTRIAL CORPORATION  45

NOTES TO FINANCIAL STATEMENTS CONTINUED

Deferred income tax balances:

                                                                    December 31
Dollars in thousands                                          2001         2000
===============================================================================
Deferred Tax Asset
Losses on long-term contracts not currently deductible    $  2,631     $  2,631
Postretirement benefits and other employee benefits
   other than pensions                                       8,716       10,549
Product warranty and other provisions                          962        1,156
Vacation pay accruals                                          879          745
Other                                                          120          131
-------------------------------------------------------------------------------
Total Deferred Tax Asset                                    13,308       15,212
===============================================================================
Deferred Tax Liability
Pension plans                                              (17,220)     (17,747)
Excess tax depreciation                                     (1,823)      (1,995)
Insurance recovery                                              --         (861)
Other                                                         (471)        (663)
-------------------------------------------------------------------------------
Total Deferred Tax Liability                               (19,514)     (21,266)
-------------------------------------------------------------------------------
Net Deferred Tax Liability                                $ (6,206)    $ (6,054)
===============================================================================
The net deferred tax liability is classified as
   follows:
Net current deferred income tax asset                     $  5,436     $  3,128
-------------------------------------------------------------------------------
Net non-current deferred income tax liability             $(11,642)    $ (9,182)
===============================================================================

NOTE 13 OTHER OPERATING EXPENSES, NET, OTHER INCOME, NET, AND OTHER EXPENSES

                                                         Year Ended December 31
Dollars in thousands                               2001        2000        1999
===============================================================================
Other Operating Expenses, Net
Reduction of deferred compensation liability     $ (212)     $ (208)     $ (288)
Amortization of intangibles                         318         715         874
Write-off of receivable                              --         162          --
Write-off of assets                                  --          --         425
-------------------------------------------------------------------------------
Total other operating expenses, net              $  106      $  669      $1,011
===============================================================================
Other Income, Net
Pension income                                   $1,819      $2,126      $1,754
Insurance recovery - net                            842       3,183          --
Royalties and commissions                           127         408         314
Insurance refund                                     --          68          --
Other                                               116          68          --
-------------------------------------------------------------------------------
Total other income, net                          $2,904      $5,853      $2,068
===============================================================================
Other Expenses
Exchange rate fluctuations                       $  182      $   --      $   --
Write-off of proposed acquisition costs             159          --          --
Professional fees - potential disposition            --         271          --
Miscellaneous items                                 399         430         424
-------------------------------------------------------------------------------
Total other expenses                             $  740      $  701      $  424
===============================================================================


46  NOTES TO FINANCIAL STATEMENTS

NOTE 14 SELECTED QUARTERLY DATA (UNAUDITED)

Dollars in thousands, except per share        2001                                         2000
data and stock prices                       Fourth      Third     Second      First      Fourth      Third     Second       First
=================================================================================================================================
Net sales from continuing operations       $62,052    $66,103    $56,457    $53,883    $ 73,447    $57,026    $56,890    $ 48,920
Gross profit from continuing operations     15,752     13,806     12,370     12,037      20,371     13,495     14,030      12,993
Income from continuing operations            5,208      3,782      3,754      3,062       8,344      7,297      2,848       2,734
Loss from discontinued operations           (6,326)    (1,756)    (1,860)      (501)     (7,506)    (5,151)      (282)       (505)
Net (loss) income                           (1,118)     2,026      1,894      2,561         838      2,146      2,566       2,229
=================================================================================================================================
Basic earnings (loss) per share
   Continuing Operations                   $   .40    $   .30    $   .30    $   .25    $    .67    $   .59    $   .23    $    .22
   Discontinued Operations                    (.49)      (.14)      (.15)      (.04)       (.60)      (.42)      (.02)       (.04)
   Net (loss) Income                          (.09)       .16        .15        .21         .07        .17        .21         .18
Diluted earnings (loss) per share
   Continuing Operations                       .39        .28        .30        .24         .65        .58        .23         .22
   Discontinued Operations                    (.47)      (.13)      (.15)      (.04)       (.58)      (.41)      (.02)       (.04)
   Net (loss) Income                          (.08)       .15        .14        .20         .07        .17        .20         .18
Dividends declared per share                   .10        .10        .10        .10         .10        .10        .10         .10
---------------------------------------------------------------------------------------------------------------------------------
Stock prices:
   High                                    $ 19.90    $ 16.73    $ 17.77    $ 14.00    $11.5625    $11.625    $ 10.00    $10.3125
   Low                                     $ 14.85    $ 12.95    $ 12.40    $ 11.00    $  10.00    $8.9375    $8.1875    $  8.125
=================================================================================================================================

The Company's common stock is listed on the New York Stock Exchange. The approximate number of shareholders of record as of February 15, 2002 was 2,000.

NOTE 15 COMMITMENTS AND CONTINGENCIES

Detroit Stoker Company ("Detroit Stoker"), a wholly owned subsidiary of the Company, was notified in March 1992 by the Michigan Department of Natural Resources ("MDNR") that it is a potentially responsible party in connection with the cleanup of a former industrial landfill located in Port of Monroe, Michigan. MDNR is treating the Port of Monroe landfill site as a contaminated facility within the meaning of the Michigan Environmental Response Act ("MERA"). Under MERA, if a release or a potential release of a discarded hazardous substance is or may be injurious to the environment or to the public health, safety, or welfare, MDNR is empowered to undertake or compel investigation and response activities in order to alleviate any contamination threat. Detroit Stoker intends to aggressively defend these claims. At this time, no estimate can be made as to the amount or range of potential loss, if any, to Detroit Stoker with respect to this action.

      The Company is involved in various other lawsuits and claims, including certain other environmental matters, arising out of the normal course of its business. In the opinion of management, the ultimate amount of liability, if any, under pending litigation, including claims described above, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.



                                               UNITED INDUSTRIAL CORPORATION  47

NOTES TO FINANCIAL STATEMENTS CONTINUED

      In connection with certain of its contracts, the Company commits to certain performance guarantees. The ability of the Company to perform under these guarantees may, in part, be dependent on the performance of other parties, including partners and subcontractors. If the Company is unable to meet these performance obligations, the performance guarantees could have a material adverse effect on product margins and the Company's results of operations, liquidity or financial position. The Company monitors the progress of its partners and subcontractors and does not believe that their performance will adversely affect these contracts as of December 31, 2001.

      In connection with the discontinued transportation operations, AAI Corporation ("AAI"), a wholly owned subsidiary of the Company, has guaranteed certain performance criteria associated with the contractual obligations of ETI, a company owned 35% by AAI and 65% by Skoda, a.s. ("Skoda"), a Czech Republic holding company. The ability of ETI to perform under these contracts may, in part, be dependent on the performance of other parties, including AAI, Skoda and other subcontractors. Thus, the ability to timely deliver such equipment may be outside AAI's control. In addition, while its operating affiliates performed under their contracts during the year, during 2001 Skoda declared bankruptcy. If Skoda is required to provide additional funds to ETI, and if it fails to do so or if ETI is unable to meet its performance obligations, the additional funding requirements or the performance guarantees by AAI could have a material adverse effect on the Company's results of operations, liquidity or financial condition. AAI monitors the progress of Skoda and ETI's other subcontractors.

      In February 2000, the Czech Export Bank ("CEB") approved credit facilities to ETI and two Skoda subsidiaries in order to finance the design and manufacture of electric trolley buses for the city and county of San Francisco ("MUNI"). These credit facilities are partially guaranteed by the Czech Government's Export Guarantee and Insurance Corporation ("EGAP"). In addition, the Company has agreed to assume joint and several liability on progress payment bonds totaling approximately $47,000,000 at December 31, 2001. These progress payment bonds are expected to be eliminated when the MUNI customer accepts certain deliveries during 2002. Although the Company has accepted full responsibility under these progress payment bonds, Skoda retains its 65% obligation that is partially guaranteed by EGAP. In addition, a previously existing bond that guarantees performance under the MUNI contract obligates the Company to indemnify the surety, if necessary, for up to approximately $16,000,000. It is expected that there will be sufficient working capital to complete the MUNI program.

NOTE 16 DISPOSED BUSINESS

On September 29, 2000, the Company sold all its capital stock of Symtron Systems, Inc. ("Symtron"). The sale resulted in a pretax gain of $5,539,000.

      The Consolidated Statements of Operations include Symtron's net sales of $7,663,000 and $16,217,000 in 2000 and 1999, respectively. Symtron had a net loss of $950,000 in 2000 and a net profit of $712,000 in 1999.

      In the fourth quarter of 2001, the Company made substantial progress in the sale of its transportation overhaul contracts with the New Jersey Transit Authority and Maryland Mass Transportation Authority. In March 2002, the Company entered into an agreement to sell two transportation overhaul contracts and related assets. The Company expects the proceeds of this sale to be approximately $21,400,000, subject to certain agreed upon adjustments. The transaction is expected to close before May 31, 2002. Following the sale, the Company's transportation operations will include primarily one ongoing program to deliver 273 electric trolley buses to the San Francisco Municipal Railway. This program, which is well into its production phase and expected to be substantially completed during 2002, is being performed by ETI. The overhaul contracts, along with the remaining transportation business, are accounted for as discontinued operations. Payment will be made in cash at closing. The agreement releases the Company under all performance bonds and obligations under the conveyed contracts. The agreement also includes a cost plus a fee contract to perform work on the conveyed contracts for the buyer during a transition period not to exceed six months.


48  NOTES TO FINANCIAL STATEMENTS

DISCONTINUED OPERATIONS

      The designation of the transportation business as a discontinued operation has increased the estimates to complete its current programs at December 31, 2001. These increases recognize anticipated severance costs and accelerated depreciation reflective of the shortened useful lives of certain fixed assets. The pretax loss from discontinued operations recognized during the fourth quarter of 2001 includes approximately $6,339,000 of such costs.

      Summary results of the transportation segment prior to its discontinuation, which have been classified separately, were as follows:

                                                         Year Ended December 31
Dollars in thousands                             2001         2000         1999
===============================================================================
Revenue                                      $ 47,439     $ 20,075     $  9,296
-------------------------------------------------------------------------------
Loss before income taxes                     $ 16,064     $ 21,442     $ 13,112
Credit for income taxes                         5,621        7,998        4,891
-------------------------------------------------------------------------------
Net Loss from discontinued operations        $ 10,443     $ 13,444     $  8,221
===============================================================================

                                                         Year Ended December 31
Dollars in thousands                             2001         2000         1999
===============================================================================
Net Cash (Used for) Provided by
   Discontinued Operations
Net Loss                                     $(10,443)    $(13,444)    $ (8,221)
(Increase) Decrease in Trade Receivable        (9,772)      (7,064)       3,257
Increase in Inventories                       (21,974)     (37,529)     (12,376)
Increase in Customer Advances                     491       11,883       21,574
Increase in Accounts Payable &
   Other Current Liabilities                      141        2,706        7,289
Other                                             427          173       (1,262)
-------------------------------------------------------------------------------
Net Cash (Used for) Provided by
   Discontinued Operations                   $(41,257)    $(33,275)    $ 10,261
===============================================================================

      Assets and liabilities of the discontinued operations reclassified as current were as follows:

                                                          Year Ended December 31
Dollars in thousands                                2001        2000        1999
================================================================================
Assets
Current Assets
   Trade receivables                            $ 20,895     $11,123     $ 4,059
   Inventories                                    73,236      51,262      13,733
   Prepaid expenses and other current assets          51          52          15
   Deferred taxes                                  6,460       6,459       2,985
--------------------------------------------------------------------------------
Total Current Assets                             100,642      68,896      20,792
Non-current Assets
   Deferred taxes                                  1,037          --       2,468
   Other assets                                     (623)       (638)      6,797
   Property and equipment                          5,800       4,420       3,516
--------------------------------------------------------------------------------
Total Assets                                    $106,856     $72,678     $33,573
================================================================================
Liabilities
Current Liabilities
   Accounts payable                             $  7,118     $ 4,181     $ 2,246
   Accrued employee compensation and taxes         1,393       1,489         546
   Customer advances                              35,983      35,402      23,519
   Provision for contract losses                  12,861      15,604       5,185
   Other                                             172         352          --
--------------------------------------------------------------------------------
Total Liabilities                               $ 57,527     $57,028     $31,496
================================================================================

      At December 31, 2001 and 2000, the transportation segment's advances to ETI were $525,000 and $539,000, respectively, which were less than the Company's investment and cumulative losses in ETI. In addition, the transportation segment has accounts receivable from ETI for work performed of $14,133,000 and $1,314,000 at December 31, 2001 and 2000, respectively.


                                               UNITED INDUSTRIAL CORPORATION  49

NOTES TO FINANCIAL STATEMENTS CONTINUED

      Amounts in the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows for 2000 and 1999 and the Consolidated Balance Sheet for 2000 have been restated to conform to the 2001 discontinued operations presentation.

NOTE 17 EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                         Year Ended December 31
                                             2001           2000           1999
===============================================================================
Basic earnings per share -
   weighted-average shares             12,697,000     12,384,000     12,275,000
Effect of dilutive securities:
   employee and non-employee
   director stock options                 592,000        225,000        234,000
-------------------------------------------------------------------------------
Diluted earnings per share -
   adjusted weighted-average
   and assumed conversions             13,289,000     12,609,000     12,509,000
-------------------------------------------------------------------------------
Basic earnings (loss) per share:
   Income from Continuing Operations   $     1.24     $     1.71     $     1.18
   Loss from Discontinued Operations         (.82)         (1.08)          (.67)
-------------------------------------------------------------------------------
   Net Income                                 .42            .63            .51
===============================================================================
Diluted earnings (loss) per share:
   Income from Continuing Operations         1.19           1.68           1.16
   Loss from Discontinued Operations         (.79)         (1.06)          (.66)
-------------------------------------------------------------------------------
   Net Income                          $      .40     $      .62     $      .50
===============================================================================

NOTE 18 INVESTMENT IN UNCONSOLIDATED INVESTEES

In 1993, AAI organized a new subsidiary, Electric Transit, Inc., to manufacture electric trolley buses for the U.S. market. In 1994 and again in 1995, ETI conveyed equity interests (in ETI) to Skoda, a Czech Republic firm. ETI is owned 35% by AAI, and 65% by Skoda. ETI has won contracts in both Dayton, Ohio for the Miami Valley Regional Transit Authority and the city and county of San Francisco, California ("MUNI"). Under these contracts, which are valued at $32,444,000 and $192,000,000, respectively, AAI has received subcontracts of $9,350,000 and $62,500,000, respectively.

      During the years ended December 31, 2001, 2000 and 1999, the sales, cost of sales and gross profit recognized by AAI on subcontracts with ETI are as follows:

Dollars in thousands                         2001           2000           1999
===============================================================================
Sales                                    $ 29,975        $ 2,360        $ 1,728
Cost of sales                              31,351          4,082          1,852
-------------------------------------------------------------------------------
Gross loss                               $ (1,376)       $(1,722)       $  (124)
===============================================================================

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

      During 2000 ETI repaid to AAI $3,605,000 that was previously advanced to ETI by AAI on behalf of Skoda. The transportation segment included in income $1,334,000 ($836,000, net of taxes) of the losses in excess of 35% recorded during 1999. Excluding the adjustment to reduce previously recorded losses, the Company recorded a loss of $180,000 and $335,000 in 2001 and 2000, respectively, related to its equity interest in the net loss of ETI during 2000. The losses during 2000 and 1999 were primarily caused by warranty cost growth on the


50  NOTES TO FINANCIAL STATEMENTS

Dayton program. All the trolley buses for Dayton were delivered to and accepted by the customer and the program is substantially completed. In 2000, the Dayton electric trolley buses were removed from service for repairs. Such costs are expected to be funded by Skoda's warranty under its subcontract with ETI.

      AAI's advances to ETI were $525,000 and $539,000 less than its investment and cumulative losses in ETI at December 31, 2001 and 2000, respectively. At December 31, 1999, AAI advanced to ETI, net of its investment and cumulative losses in ETI, $6,797,000. In addition, AAI has accounts receivable from ETI for work performed on both its Dayton and San Francisco contracts of $14,133,000, $1,314,000 and $2,152,000 at December 31, 2001, 2000 and 1999, respectively.

      Summary financial information of the Electric Transit, Inc. entity is as follows:

Dollars in thousands                         2001           2000           1999
===============================================================================
Current assets                          $ 131,794       $ 43,008       $ 33,984
Plant, property and equipment
   and other assets                         3,058          8,118          4,819
Current liabilities                       152,070         68,015         54,550
Net sales                                  14,580          4,673         18,615
Gross loss                                   (698)          (637)        (2,853)
Net loss                                $    (514)      $   (956)      $ (3,362)
===============================================================================

      The Company also has a 50% interest in Pioneer UAV, Inc. Industries. The Company's investment was $2,724,000 and $2,638,000 in 2001 and 2000, respectively. The Company had no advances to the investee at December 31, 2001 and $2,300,000 at December 31, 2000. The Company's share of the venture's profits were $86,000, $472,000 and $483,000 in 2001, 2000 and 1999, respectively.

NOTE 19 SUBSEQUENT EVENTS

In March 2002, the Company entered into an agreement to sell two transportation overhaul contracts and related assets. The Company expects the proceeds of this sale to be approximately $21,400,000, subject to certain agreed upon adjustments. The agreement provides for the Company to be released under all performance bonds and obligations under the conveyed contracts. In addition, the Company will receive a cost plus fee contract to perform work on the conveyed contracts for the purchaser during a transition period not to exceed six months. The transaction is expected to close before May 31, 2002. The transaction is subject to customary closing conditions, including obtaining certain third party consents, governmental approvals and the purchaser obtaining the requisite performance bonds. See Note 16.

      On March 15, 2002, Detroit Stoker, a wholly owned subsidiary of the Company in the energy segment, announced that it will cease the foundry operation conducted by its wholly owned subsidiary, Midwest Metallurgical Laboratory, Inc., effective May 17, 2002.

      Detroit Stoker will purchase its castings from lower cost sources. It is projected that this decision will significantly improve operating margins.

      The Company estimates that during 2002 Detroit Stoker will incur severance and other cash charges totaling approximately $1,000,000. In addition, the Company will write off the net book value of the assets related to its foundry facility of approximately $3,500,000 during the foundry's operating period in 2002.


                                               UNITED INDUSTRIAL CORPORATION  51

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
United Industrial Corporation New York,
New York

We have audited the accompanying consolidated balance sheets of United Industrial Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Industrial Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 1 to the financial statements, in 2001 the Company adopted the provisions of FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

                                                           /s/ Ernst & Young LLP

March 8, 2002


52  NOTES TO FINANCIAL STATEMENTS

FIVE-YEAR FINANCIAL DATA

                                                                                                        Year Ended December 31
Dollars in thousands, except per share data                       2001          2000          1999          1998          1997
==============================================================================================================================
Operating Data
Continuing Operations
   Net sales                                                 $ 238,495     $ 236,283     $ 207,683     $ 187,655     $ 218,196
   Operating costs                                             219,335       216,026       189,503       176,968       199,424
   Interest (income) expense - net                              (1,779)       (1,528)       (1,903)       (3,762)         (709)
   Income before income taxes                                   23,189        32,920        22,210        21,687        37,373
   Income taxes                                                  7,383        11,697         7,712         5,134        18,420
   Income from continuing operations                            15,806        21,223        14,498        16,553        18,953
Loss from discontinued operations                              (10,443)      (13,444)       (8,221)       (3,542)       (4,128)
Net income                                                       5,363         7,779         6,277        13,011        14,825
Basic Earnings (Loss) per Share:
   Income from continuing operations                              1.24          1.71          1.18          1.35          1.55
   Loss from discontinued operations                              (.82)        (1.08)         (.67)         (.29)         (.33)
   Net income                                                      .42           .63           .51          1.06          1.22
Diluted Earnings (Loss) per Share:
   Income from continuing operations                              1.19          1.68          1.16          1.31          1.53
   Loss from discontinued operations                              (.79)        (1.06)         (.66)         (.28)         (.34)
   Net income                                                      .40           .62           .50          1.03          1.19
Cash dividends paid on common stock                              5,069         4,954         4,910         4,927         3,536
Cash dividends declared per common share                     $     .40     $     .40     $     .40     $     .40     $     .29
Shares outstanding as of year end (in thousands)                12,872        12,435        12,294        12,250        12,249

Financial Position
------------------------------------------------------------------------------------------------------------------------------
Total assets                                                 $ 252,525     $ 248,385     $ 201,792     $ 180,521     $ 181,199
Property and equipment - continuing operations                  24,514        28,581        32,329        28,115        23,523
Long-term debt                                                      --            --            --            --         4,479
Shareholders' equity                                           120,344       114,893       111,055       109,441       102,024
Shareholders' equity per share                                    9.35          9.24          9.03          8.93          8.33

Financial Ratios
------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (net income)                        4.5%          6.8%          5.7%         11.9%         14.5%
Income from continuing operations as a percentage of sales         6.6           9.0           7.0           8.8           8.7
Long-term debt as a percentage of total capitalization              --            --            --            --           4.2

Statistical Data - continuing operations
------------------------------------------------------------------------------------------------------------------------------
Sales backlog as of year end                                 $ 207,000     $ 195,000     $ 158,000     $ 156,000     $ 131,000
Capital expenditures                                             2,028         4,921        10,563        13,534         5,737
Depreciation and amortization                                    6,413         8,086         6,780         7,318         9,501
Number of employees                                              1,500         1,400         1,500         1,600         1,600
==============================================================================================================================


                                               UNITED INDUSTRIAL CORPORATION  53

CORPORATE ORGANIZATION

BOARD OF DIRECTORS

Harold S. Gelb
Chairman of the Board

Richard R. Erkeneff
President and Chief Executive
Officer of the Company and
AAI Corporation

Warren G. Lichtenstein
Managing Partner
Steel Partners LLC

Joseph S. Schneider
President
JSA Partners, Inc.

E. Donald Shapiro
Dean Emeritus
The Joseph Solomon
Distinguished Professor of Law
New York Law School

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

SENIOR MANAGEMENT

AAI Corporation
Richard R. Erkeneff
President and
Chief Executive Officer

James H. Perry
Vice President,
Chief Financial Officer and
Treasurer

Robert W. Worthing
Vice President, General Counsel
and Secretary

Frederick M. Strader
Executive Vice President
AAI Corp.
Vice President and General
Manager, Defense Systems
and Engineering and
Maintenance Services

Joseph G. Thomas
Vice President and
Deputy General Manager,
UAV Systems

Thomas E. Wurzel
President
AAI/ACL Technologies, Inc.

David A. Gray
Vice President
and General Manager,
Transportation Systems

Detroit Stoker Company
Mark A. Eleniewski
President and
Chief Executive Officer

Gary K. Ludwig
Vice President, Finance and
Treasurer

C O R P O R A T I O N

570 LEXINGTON AVE., NEW YORK, NY 10022
212.752.8787

WWW.UNITEDINDUSTRIAL.COM