Form 10-K, Exhibit 13
period 2002-12-31
UNITED INDUSTRIAL CORP /DE/
filed 2003-03-31
CIK 101271

[logo]         UNITED INDUSTRIAL
                                                                     CORPORATION


                                 Annual Report
                              ----------------2002

Defense Sales*

$193,080        $208,575        $229,215
   00              01              02


Defense Backlog*

$190,161        $201,221        $296,117
   00              01              02


Defense Segment EBITDAP*+

$13,567          $15,923         $20,065
   00              01              02


*  For the year ending December 31
   (Excludes divested business)


*+ Earnings before interest, taxes, depreciation, amortization, pension and curtailment gain




FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share data)

Year Ended December 31                                                            2002          2001           2000
-------------------------------------------------------------------------------------------------------------------
Net Sales-Continuing Operations                                              $ 258,767     $ 238,495      $ 236,283

Net(Loss) Income                                                              (39,077)         5,363          7,779

(Loss) Earnings Per Share

      Basic                                                                     (3.00)           .42            .63
      Diluted                                                                   (2.85)           .40            .62

Dividends Per Share                                                               .30            .40            .40

Shareholders' Equity                                                           47,631        120,344        114,893

Shareholders' Equity Per Share                                                   3.64           9.35           9.24

Sales Backlog-Continuing Operations                                         $ 301,000      $ 207,000      $ 195,000

Shares Outstanding                                                         13,068,000     12,872,000     12,435,000
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------





                                                           Before Income Taxes               Per Diluted Share
                                                               (Unaudited)                       (Unaudited)
                                                   -------------------------------     ----------------------------
Year Ended December 31                                  2002       2001       2000       2002       2001       2000
-------------------------------------------------------------------------------------------------------------------
GAAP earnings from continuing operations           $   4,438   $ 22,011   $ 32,861     $ 0.28     $ 1.10     $ 1.68

Plus: Asbestos related provision                      11,509          -          -       0.53          -          -

Plus: Restructuring charge                             4,707          -          -       0.23          -          -

Plus: Pension expense                                  1,321          -          -       0.06          -          -

Less: Pension income                                       -    (2,385)    (5,277)          -      (.12)      (.28)

Less: Post-retirement curtailment gain                     -    (1,933)          -          -      (.09)          -

Less: Income from litigation settlement                    -      (842)    (3,483)          -      (.04)      (.18)

Less: Income tax benefit                                   -    (1,000)          -          -      (.05)          -

Less: Gain on sale of subsidiary net of operating loss     -          -    (3,851)          -          -      (.20)
-------------------------------------------------------------------------------------------------------------------
Pro forma earnings from continuing operations       $ 21,975   $ 15,851   $ 20,250     $ 1.10     $  .80     $ 1.02
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

This table provides a reconciliation of United Industrial Corporation's Generally Accepted Accounting Principles (GAAP) to Pro forma earnings before taxes and per diluted share from continuing operations

United Industrial is a company focused on the design and production of defense systems. * Its products include unmanned aerial vehicles, training and simulation systems, and automated aircraft test and maintenance equipment. * The Company also offers logistical/engineering services for government-owned equipment and manufactures combustion equipment for biomass and refuse fuels.

                                    [PHOTO]


Letter to Shareholders ...............   2
Unmanned Aerial Vehicles .............   8
Simulation and Test Systems ..........  14
Engineering and Maintenance Services .  20
Financial Information ................  25

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
  ^

                       UNITED INDUSTRIAL CORPORATION AR02


TO OUR SHAREHOLDERS

2002 was quite a year for our Company, highlighted by the award of the Tactical Unmanned Aerial Vehicle full-rate production contract from the U.S. Army, perhaps the most significant program in our history. The year also included important strategic decisions about the future of United Industrial as well as major operating achievements across a number of our business platforms. Moreover, these developments came against a backdrop in which interest and investment in our nation's defense capabilities have shown continued growth.

From a financial perspective, our results reflect the solid operating momentum we have generated across our defense businesses, but were negatively affected on the bottom line by a number of special items and events, discussed below. Consistent with our strategy to exit the transportation business in the near future, revenue and income figures from continuing operations include the results of our defense and energy businesses only. The Company's transportation operations have been reported as discontinued.

For the 2002 year, revenues from continuing operations rose 8.5% to $258.8 million from $238.5 million in 2001. The Company's income from continuing operations, including a restructuring charge of $4.7 million ($3.1 million net of tax), or $.23 per diluted share, associated with closing the Company's foundry operations and a net provision of $11.5 million ($7.3 million net of tax) or $.53 per diluted share recorded for asbestos-related liabilities, was $3.9 million, or $.28 per diluted share (on a weighted average of 13,698,000 diluted shares outstanding), for 2002.

Excluding the restructuring charge and the asbestos-related provision, the 2002 income from continuing operations was $14.2 million, or $1.04 per diluted share. This compares to income from continuing operations in 2001 of $14.6 million, or $1.10 per diluted share (on a weighted average of 13,289,000 diluted shares outstanding), though the 2001 results included a number of special gains totaling $2.6 million, net of tax, or $0.18 per share.

Excluding the impact of the restructuring charge and asbestos-related provision in 2002, the special gains in 2001, and the pension results and curtailment gains in both years, the Company's income from continuing operations before tax for 2002 was $22.0 million ($15.1 million net of tax) or $1.10 per diluted share, compared to $15.9 million ($10.5 million net of tax) or $.80 per diluted share, in 2001.

Reflecting the Company's growing book of business, backlog for continuing operations climbed 34% at 2002 year-end to $301 million, up from $207 million a year earlier. This robust increase underscores our commitment to grow United Industrial over the long term and is a strong endorsement of our products and services from the marketplace.

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
    ^

                       UNITED INDUSTRIAL CORPORATION AR02

From Left to Right

Richard R. Erkeneff
President and Chief Executive Officer

Harold S. Gelb
Chairman of the Board

                                    [PHOTO]

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
      ^

                       UNITED INDUSTRIAL CORPORATION AR02



STRATEGIC PROGRESS AND GROWTH

During 2002, United Industrial's long-term strategic plan continued to bear fruit in delivering results and best positioning the Company for future growth. For several years now, we have been executing a strategy of refocusing on our core defense businesses, while divesting non-core operations. This strategy has enabled us to leverage our capabilities and expertise in select segments of the defense marketplace, and it has allowed us to focus our energies and resources most productively. A major thrust of this effort has been to assure that our strategies are well attuned to the objectives and priorities of our customers, including, most importantly, the U.S. military.

Strong Defense Results. Reflecting this focus, the Company's defense operations turned in an excellent performance in 2002. Contributing to these gains were strong results from our unmanned aerial vehicle business, simulation and test systems, and engineering and maintenance services. In particular, the Unmanned Aerial Vehicle programs, the P-3 Aircraft Avionics Tester Program and our C-17 Maintenance Training program were standout performers.

These and our other programs are discussed in the pages that follow, but let us here acknowledge the outstanding accomplishments of our TUAV team. Based on their efforts, the U.S. Army awarded our AAI Corporation subsidiary in December 2002 a historic full-rate production contract for the next generation TUAV. This is the first full-rate production contract ever awarded by the U.S. military for an unmanned aerial vehicle program and represents the beginning of a long-term production program by the Army to field AAI's Shadow(TM) TUAV system. With an initial value of $86 million, this program has a potential value in excess of $500 million in the upcoming years, excluding logistical support.

Transportation Divestiture. On July 26, 2002, United Industrial completed the divestiture of its transportation overhaul contracts with the New Jersey Transit Corporation and the Maryland Transit Administration for approximately $20.8 million. This sale marked a major milestone in the Company's long-term strategy of divesting non-core operations. We are now moving forward to complete the one remaining active contract in the transportation sector. We expect to complete production on this contract for the San Francisco Municipal Railway during the second half of 2003.

For the year, the discontinued transportation operations reported a loss of $42.9 million, or a loss of $3.13 per diluted


United Industrial's long-term strategic
plan continued to bear fruit in delivering results and best positioning the Company for future growth.

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
        ^

                       UNITED INDUSTRIAL CORPORATION AR02


share, compared to a loss of $9.3 million, or a loss of $.70 per diluted share, in 2001. The loss for the 2002 period includes a $21.5 million provision recorded in connection with the sale of the transportation overhaul contracts.

Strategic Review. With the sale of the transportation overhaul contracts in July, the timing was right for United Industrial's Board of Directors to re-assess the Company's strategy and long-term direction. Prior to the sale, the Board had engaged Wachovia Securities, a well-known investment bank specializing in companies like United Industrial, to help us analyze strategic alternatives to enhance shareholder value. The Board determined that, simultaneously with the Company's long-term strategy of building its core defense businesses, it would initiate a process to explore a potential sale of all or part of the Company. Since last summer, the Company has heldwith a variety of potential purchasers, and the Board continues to explore the possibility of a sale as a means to maximize shareholder value. We have found, however, that while we do not believe the existence of the asbestos litigation will materially affect the Company in the long term, it has impeded the interest of certain potential buyers.

At the same time, we continue to focus on the substantial organic growth opportunities before us. The actions we have taken over the past years and several recent high- profile program wins have positioned us well for the future. In addition, recent events and the Bush Administration's commitment to increase defense spending and continue to modernize our country's armed forces have created additional potential for companies such as ours.

THE DEFENSE INDUSTRY LANDSCAPE

United Industrial's defense systems subsidiary, AAI Corporation, has a long and distinguished history of working with the U.S. military. Our approach has been to target specific specialized niches of the defense marketplace, such as unmanned aerial vehicles and simulation and test systems, where we have unique strengths and to build leadership positions in these areas. Consistent with this focus, we have also worked hard to assure our products and services are aligned with the needs of all of our customers.

Today, we believe our portfolio of technologies and platforms is well in tune with key priorities including:

1. the transformation of our nation's Armed Forces to a more accurate and mobile force that will be better able to deal with today's global crises. We are leveraging our unmanned aerial vehicle systems and our ammunition and armaments capabilities to actively pursue roles in the U.S. Army's Future Combat System
(FCS). Well-positioned as the exclusive U.S. technology licensee for the highly effective Advanced Mortar System (AMOS(TM)) developed by the Finnish firm, Patria Hagglunds, AAI's first market for AMOS will be FCS.

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
          ^


                       UNITED INDUSTRIAL CORPORATION AR02


[PHOTO]
Frederick M. Strader, President and COO, AAI Corp.


2. the leveraging of information technology, to give our joint forces a common operational picture. Our engineering and systems integration capabilities, particularly in the area of unmanned aerial vehicles, have established AAI as a world- class leader in acquiring, integrating and disseminating real-time, tactical, battlefield intelligence.

3. the projection and sustainment of U.S. forces in distant theaters, as the U.S. increases its ability and flexibility to engage in combat at any given time and location around the world. The U.S. Air Force's C-17 and C-130 transports are the linchpin of the U.S. quick reaction capabilities, resulting in increased demand for these aircraft, which we service through our Maintenance Training programs.

4. the enhancement of interoperability for coalition operations with our Allies. Through our leadership in the development of On Board Training Systems, for example, we are benefiting as countries such as Australia embrace U.S. Navy standards that enable our joint forces to train together and become a cohesive coalition.

These initiatives provide a strong tailwind as United Industrial continues to leverage its capabilities and know-how to grow its business and expand its presence in the defense industry.

ENHANCING DETROIT STOKER'S PERFORMANCE

Outside of our core defense business, we took steps in 2002 to increase the profitability of our energy systems subsidiary, Detroit Stoker Company. These actions included the closure of Detroit Stoker's foundry operations and a decision to outsource our castings requirements. We have already begun to see the benefits of this change including a significant improvement in profitability.

ASSURING THE BEST LEADERSHIP TEAM

A vital part of our efforts to assure United Industrial's future success is having a talented and experienced management team. We have placed a high priority on attracting and retaining the right people, from our executive ranks to our engineers to our administrative personnel, who can contribute positively to the Company's growth and development.




Early in 2003, we took an important step in assuring the strength and continuity of the Company's senior management team, by appointing Frederick M. Strader

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
            ^


                       UNITED INDUSTRIAL CORPORATION AR02


to the newly created position of President and Chief Operating Officer of AAI Corporation, with responsibility for day-to-day operations. Since joining AAI in 2001 as Executive Vice President and General Manager of the Company's Defense Systems business, Fred has distinguished himself as an effective leader and strategic thinker. He brings 20 years of experience in the defense industry, and we look forward to his continued contributions.

Our commitment to having the best people extends to our Board of Directors as well. That's why we took strong action when one of our shareholders challenged our Board's composition through a proxy fight during 2002. Certainly, we place a priority on being responsive to our shareholders' input, and we hope to avoid any such similar situation in the future. Following the proxy fight, Glen Kassan, a second representative of Steel Partners II, L.P., joined our Board of Directors. In addition, the Board reelected Paul J. Hoeper, a seasoned defense industry executive and former Assistant Secretary of the Army and Under Secretary of Defense, as a Director, replacing Susan Fein Zawel, who resigned from the Board following seven years of distinguished service in order to enable Mr. Hoeper to continue in his valuable role as a Director.

FOCUSED ON BUILDING SHAREHOLDER VALUE

As we look to the future, our number one priority remains constant: to maximize long-term shareholder value. We are confident that the strategies we have underway have put us on a strong path to meet that objective, and our Board continually evaluates our progress in this regard. We are clearly focused on our obligations and are committed to assuring that United Industrial's assets and resources are applied for optimal returns.

In closing, we would like to thank the 1,600 men and women of United Industrial for their hard work and dedication over the past year. They are directly responsible for the important strides we made in 2002. To our customers, we appreciate your continued support, and, to our shareholders, we remain energized and committed to delivering on the promise of your investment.


Sincerely,
/s/ Richard R. Erkeneff
Richard R. Erkeneff
President and Chief Executive Officer

/s/ Harold S. Gelb
Harold S. Gelb
Chairman of the Board

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
              ^
                       UNITED INDUSTRIAL CORPORATION AR02

UNMANNED AERIAL VEHICLES


OUR UAV BUSINESS:

Leadership, Growth and Success.

The market for Unmanned Aerial Vehicles (UAVs) - powered, aerial vehicles that do not carry human operators, and which are used for surveillance, reconnaissance and target acquisition purposes - continues to expand at a rapid pace. Recent global events continue to highlight the importance and effectiveness of UAV use, particularly in combat situations where the military's use of UAVs can save solders' lives by minimizing their exposure to enemy fire while maximizing intelligence gathering.

2002 proved to be a banner year for our AAI subsidiary's Unmanned Aerial Vehicle business, capping off a three-year period in which this business has grown six-fold. Our recognized two decades of leadership within this field, combined with the tremendous military and commercial potential of the UAV technology we offer, have translated into significant contracts both in the United States and across key foreign markets. This work has showcased the unparalleled skills we bring to UAV development, particularly on the U.S. Army's next- generation Tactical UAV, and continues to position our UAV business as a major growth driver for years to come.

OUR ARMY TUAV PROGRAM:
Full-Rate Production Achieved.

The centerpiece of our UAV business remains our Tactical Unmanned Aerial Vehicle
(TUAV) program for the U.S. Army, through which we have been delivering a new generation of UAVs for use by the Army. The TUAV program is an excellent example of our strategy of assuring that our business is well attuned to the forward direction of the U.S. Department of Defense (DoD) and major DoD customers, and has met with great success on multiple fronts.

The undisputed highlight of the year was our historic receipt of the first full-rate production award for the TUAV, marking the first full-rate production contract ever awarded by the U.S. Department of Defense for an Unmanned Aerial Vehicle system. This contract signals the Army's long-term commitment for use and fielding of United Industrial's TUAV system and underscores the significant future opportunities available to us in support of this pivotal program.

This initial contract is the first in what will be a series of full-rate production contracts in upcoming years and was achieved only after successfully meeting a sequence of testing and contractual milestones over the past three years.


AAI received its first full-rate production TUAV contract, valued at $86 million, to produce nine systems. This is the first in what will be a series of full-rate production contracts in upcoming years with a potential value of $500 million, excluding logistical support.

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
                ^


                       UNITED INDUSTRIAL CORPORATION AR02


AAI/UAV Systems (left to right)

Suzanne Schwitalla
Director, Program Support

Pete Mullowney
Deputy for Technology and
Systems Development

Joe Thomas
Vice President and General Manager

Kirk Slenker
Technical Director, Chief Engineer

Steve Reid
Deputy for Production & Support

Allie Waldron
Director, International Programs

Jim Christner
Director, International Marketing


"From a seasoned team with a proven track record for outstanding performance, to the latest in technologies and quality control, AAI over the past 16 years has built the finest Tactical UAV business in the country, with all of the elements necessary for success, a distinguished record of accomplishments, and enormous potential for further achievement."

Joe Thomas
Vice President and General Manager, AAI/UAV Systems

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
                  ^

                       UNITED INDUSTRIAL CORPORATION AR02


[PHOTO]
Shadow 200

The Shadow 200 TUAV system is the newest addition to AAI's family of Shadow UAV systems. The system sees targets 125 kilometers away from the brigade tactical operations center and transmits imagery and telemetry data directly to Joint STARS, All Sources Analysis Systems and the Army Field Artillery Targeting and Direction System. Providing near real-time targeting data for precision weapons using "leap ahead" technology and deployable in the military theater using only three C-130 aircraft, the Shadow 200 has been chosen by the U.S. Army to be "the eyes of brigade commanders to see first, understand first, and act first-decisively."

[PHOTO]
Shadow 400

The Shadow 400 UAV system is deployed for intelligence, surveillance, targeting, reconnaissance, observation and battle-damage assessment missions primarily in support of naval operations. Shadow 400's can be launched and recovered from ships or land, and air vehicle control can be transferred between ship-based or land-based control stations. The system includes multiple air vehicles, a ground control station, hydraulic launcher, logistics support, payloads, net recovery system with automatic landing, ground support equipment, shipboard integration, stabilization equipment and radome antenna set. Shadow 400 UAV systems are currently deployed with U.S. allied naval forces.

[PHOTO]
Shadow 600

The Shadow 600 UAV system, the largest of AAI's UAVs, was developed following the successful deployment of AAI's Pioneer UAV during the 1991 Gulf War. Based on recommendations from battlefield operators, the Shadow 600 system includes such key upgrades as increased endurance to 12-14 hours, ability to carry payloads up to 90 pounds, powerful 52 horsepower engines, and digital electronics and autopilot. With an airframe manufactured to ISO 9001 standards and designed to carry multiple payloads, the versatile Shadow 600 is supporting military requirements in several U.S. allied nations where the systems operate in diverse and rigorous climate and terrain conditions.

[PHOTO]
Pioneer

AAI's Pioneer was the first U.S. tactical UAV system used to gather intelligence, initial targeting data, adjust artillery, and conduct battle-damage assessment during conventional armed conflict. Used during the 1991 Gulf War, Pioneer UAVs are still in service with the U.S. Navy and Marine Corps. Beginning in FY-03, improvements to the system will enhance Pioneer functionality by reducing the system footprint and increasing system interoperability with other UAV programs.







In preparing for a mission launch, U.S. Army soldiers check the payload of a Shadow 200 Tactical UAV, which includes an infrared sensor and a special radar package.

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
                     ^

                       UNITED INDUSTRIAL CORPORATION AR02



                                    [PHOTO]

Valued at $86 million, this first full-rate production contract provides for the production of nine TUAV systems, including spare parts, maintenance, ground and other equipment, from December 2003 through August 2004. While the current Army procurement objective is 41 systems, our analysis indicates a likely need for 80 or more systems through fiscal year 2010.

In addition to the production of the TUAV systems, we will also spearhead a range of additional services, from logistics support to research and development, under separate contracts. With the first of these contracts expected to be awarded in the first half of 2003, we believe that the ultimate value of these "support contracts" may eventually be worth as much as the production portion of the program, now estimated to have a potential value in excess of $500 million in the upcoming years.

Equally important, the progression of our TUAV program to this more advanced production phase provides us with increased visibility in the UAV marketplace to support our business development efforts and demonstrate the unique skills and expertise we offer in this field.

OTHER TUAV PROGRAM ACHIEVEMENTS:

Continuing Innovation and Flexibility.

The award of the full-rate production contract was predicated on an enormous amount of work on the TUAV throughout 2002, including the successful completion of low-rate initial production (LRIP) contracts. These included a contract, awarded in March 2002, authorizing the production of five TUAV systems, with accompanying ground and support equipment, spare parts and tools. We also received contract modifications on existing LRIP contracts, encompassing orders for further support and AAI technician assembling a new Shadow Tactical UAV for the U.S. Army in the production phase of the contract. *17 maintenance work, as well as additional hardware and equipment. These LRIP contract awards totalled $63 million.

Moreover, our commitment to constant innovation in meeting the specific needs of our customers is clearly displayed in much of the engineering development work that we have achieved on the TUAV program. For example,

[PHOTO]

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
                           ^

                       UNITED INDUSTRIAL CORPORATION AR02

under a $9.8 million contract, we are now developing Tactical Common Data Link
(TCDL) equipment for the TUAV, including a new flight computer, while creating more efficient wing assemblies.

In addition, consistent with the Army's "One System" concept in which our Shadow TUAV system's ground control equipment would be capable of controlling various other UAVs, we are also working to develop integrated ground control equipment with the Hunter UAV system. A flight test is scheduled later in 2003, and if successful, we may proceed with integration development with other major UAV systems, including the Pioneer and Predator platforms. We are confident that, by continuing to prove the flexibility of our UAV system, we will create other UAV platform integration opportunities with the Army in the future.

ACROSS THE MILITARY AND THROUGHOUT THE WORLD

In addition to the strong relationship our UAV business maintains with the Army through our TUAV program, we have seen demand for our UAV expertise across other service branches of our Armed Forces. We received contracts in 2002 for continuing engineering and logistics support of the Pioneer UAV system for the U.S. Navy and Marine Corps, including a contract for on-call engineering support for 2003. This latter contract marks the 17th year of annual UAV support that we have provided to both the Navy and Marine Corps, and reflects how the momentum we have built in our UAV business is grounded in decades of solid experience.

We also continue to build a powerful global franchise, winning new contracts and customers throughout the world. Among other achievements, in 2002 our UAV business completed hardware and software modifications, finalizing acceptance testing of a second Shadow 600 UAV system for delivery to Romania. We also completed testing for a Shadow 400 UAV system for delivery to an Asian customer, under a $25.8 million contract.

MOMENTUM IS ON OUR SIDE

As we enter 2003, positive momentum is clearly on our side. Our Shadow systems are now in the hands of U.S. combat troops, and the TUAV is an integral part of the Army's strategy of moving to an "Objective Force." We have embraced this challenge and look forward to a long collaboration with the Army.

Moreover, the outstanding progress we have made in UAV development for the Army, as well as for other customers, has allowed us to tap into a deep wellspring of potential in this field, with the promise of much more to come. We remain excited about the consistently rising demand for UAVs worldwide, our ability to continue to capitalize on our leadership position in this field and our prospects for continuing to grow our share of this key niche market.





AAI technician assembling a new Shadow Tactical UAV for the U.S. Army in the production phase of the contract.

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
                              ^

                       UNITED INDUSTRIAL CORPORATION AR02


SIMULATION AND TEST SYSTEMS

The production and support of simulation and test systems remains a cornerstone of our AAI subsidiary's business, comprised of a strong mix of growth platforms encompassing cutting-edge U.S. Department of Defense (DoD) projects, as well as long-standing, industry-leading products that have generated steady demand for years. From projects associated with the ongoing transformation of America's Armed Forces for the twenty-first century, to serving core ongoing personnel training needs, we continue to leverage our expertise and leadership in this niche market to win new customers and contracts domestically and overseas.

JSECST: A Key Growth Driver
At the forefront of our simulation and test systems business is our work on the high-profile Joint Service Electronic Combat Systems Tester (JSECST). This program has been designated by the DoD as the standard flight-line electronic warfare test system, with plans to support all branches of the Armed Forces. Under our contract, currently valued at $87 million, we developed a state-of-the-art test system that stimulates electronic warfare radar detection devices and measures radar jammer responses to assure mission readiness. We have made steady progress, and based on our results, this program has now entered its production phase. Due to the scope and potential of JSECST, we expect this program to be a major contributor to our performance over the next six years and a key driver of future growth.

Among some of the highlights of our JSECST work in 2002 was a $41.6 million contract for 144 JSECST core test sets, with 65 for the U.S. Air Force, 76 for the U.S. Navy and 3 for the Kuwaiti military. Our contract includes test software and interface hardware sets that adapt the JSECST system to a range of aircraft types, including the F-15C, F-16, A-10, F-14, AV-8B, and all variants of the F/A-18. Also included were test program sets for the AN/ALQ-184 and AN/ALQ-131 self-protection jammer pods. Delivery of the test sets will begin in mid-2003 and be completed in 2005. Further, we have also received additional contract funds of $1.8 million for our JSECST Test Program Set development program. Under this contract, we are developing test program sets supporting electronic combat systems on board all U.S. Fighter aircraft, and this most recent award brings the total current value of this contract to $6.8 million.

Importantly, we are building our presence in key overseas markets as JSECST continues to be adopted internationally.






The JSECST program, now valued at about $87 million, features the most advanced electronic warfare test technology ever developed and the first test set designed for compatibility with electronic combat and avionics systems in all branches of worldwide military forces.

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
                                 ^

                       UNITED INDUSTRIAL CORPORATION AR02



                                    [PHOTO]

AAI Test and Electronic Warfare Systems
(left to right)

John Allen
Boresight Equipment Program Manager

Michael Browne
Director, Test and EW Systems

Joe Auer
AN/USM-449 Program Manager

Linda P. Zimmerman
JSECST Support Leader

Ray Sherry
JSECST Program Manager

Bill Chambliss
JSECST Test Program Set Leader

John Kuhl
JSECST CTS Leader

"Our team's commitment to constant innovation and excellence accounts for our successful track record in applying high technology solutions to satisfy complex military needs. Defining attributes of our corporate culture, innovation and excellence have spawned an entire new generation of cutting-edge products like the JSECST, which has been designated by the U.S. Defense Department as the standard flight-line electronic warfare test system, supporting all branches of the U.S. military."

Michael Browne
Director, AAI Test and Electronic Warfare Test Systems

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
                                    ^

                       UNITED INDUSTRIAL CORPORATION AR02


For example, our AAI subsidiary recently received its first order for $1.25 million from the Swiss government for six JSECST Core Test Sets to be used in support of electronic warfare systems on board its F/A-18 Hornet aircraft. We are also in ongoing discussions with other overseas operators of electronic warfare aircraft and electronic warfare system manufacturers. Most significantly, we expect the growing worldwide popularity of the JSECST system to position us well for continuing opportunities, and we intend to aggressively pursue this potential.

SHIPBOARD TRAINING SYSTEMS

Reinforcing our traditionally close ties with the U.S. Navy, we continue to solidify our position as a leader in the field of shipboard training systems through the wide array of high-technology systems and products that we offer. We are particularly proud of our ongoing involvement with the Navy's Battle Force Tactical Training (BFTT) program, under which we continue to receive additional contract orders for Generic Navy Stimulator/Simulator (GNSS) units and engineering support services. Since 1998, we have designed 17 GNSS variants and produced 398 units, bringing the total program value to over $35 million. Also in connection with this program, we received two new contracts in August 2002, valued in total at $3.4 million, for new GNSS units and 23 of our Navigation Simulators of varying configurations. Reflecting how integral our products have become under this program, upon delivery of these latter contracts, 63 U.S. Navy ships will have AAI-designed and



                                    [PHOTO]

AAI Training and Simulation Systems
(left to right)

Bob Wilhite
Director, Training and Simulation Systems

Don Wright
Program Manager II

Scott Waldron
Fellow Engineer

Mike Bitner
Fellow Engineer

Robin Rouleau
Principal Systems Engineer

Tom Jones
Program Director

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
                                       ^
                       UNITED INDUSTRIAL CORPORATION AR02


produced Navigation Simulators on board. Over 150 ships will eventually have AAI-products on board.

We also continue to pursue opportunities in support of growth projects with our cutting-edge shipboard training offerings. This year, we were awarded a $3.6 million contract to develop seven Tactical Data Link Stimulators for the Navy's BFTT program. Importantly, the U.S. Navy has a requirement for approximately 150 Tactical Data Link Stimulators over the next four years, and we believe the initial work we are doing lays the groundwork for capturing much of this business going forward.

In addition, the Navy has announced its intention to purchase 10 on-board Gun Fire Support (NGFS) systems over the next 18 months, and we have received a contract for the development of the first three of these training systems. The NGFS will be utilized to enhance Naval Gun Fire Support when current live-fire ranges are closed down. Building upon our GNSS product line for the BFTT program, we were also awarded a contract to produce two Radar Environment Stimulators for a groundbase air defense radar system, the first of many awards expected over the course of the next several years.

OTHER KEY HIGHLIGHTS

We also continue to build on our relationships with major military contractors across a range of areas. Our work with Northrop


                                    [PHOTO]


AAI/ ACL Technologies (left to right)

David Abood
Vice President, Egyptian Program

Mike Perry
Director of Programs
and Customer Service

Tom Wurzel
President

Scott Konter
Vice President, Finance

Ted Marwitz
Director, Operations

Mark Krusemark
Director, Marketing

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
                                          ^

                       UNITED INDUSTRIAL CORPORATION AR02


Grumman now spans a number of key projects, including the development of a Radar Simulator for initial test use in a Sensor Fusion Product, with further orders expected in 2003; contract awards to provide logistics and trainer support for the JointSTARS Prime Mission Equipment Maintenance Trainer System at Robins Air Force Base, Georgia; and a contract from Northrop Grumman's Ship Systems Ingalls Operation for a monorail system for a Navy ship.

This year, we also completed the second phase of a three-phase effort with NLX Corporation for development of an F-16C Modular Simulator Aircraft Maintenance Trainer (MSAMT) program. We have been awarded the contract for phase three of this effort, which will include model integration and test and verification activities. Also, building on our long successful P-3 Aircraft Avionics Tester, we completed delivery and installation of a service life upgrade for the Japanese Navy which is designed to extend the system's life through at least 2015.

Other highlights for the year include the receipt of a $1.6 million modification for our ongoing work in developing the PDCue(TM) Mobile Counter Fire System for the USMC Warfighting laboratory; the receipt of a $1.0 million contract from the U.S. Army Research Laboratory to install AAI's TDCue(TM) Infantry Target Scoring System at its Aberdeen Proving Ground M-Range facility; the successful completion of testing and receipt of additional contract modifications to incorporate changes in our Guided Missile Maintenance Platform (GMMP) program with Hill Air Force Base; and a contract to develop an integrated artillery training system for the Marine Corps Closed Loop Artillery Simulation System (CLASS) program, for which additional contracts and follow-on production activities are in the planning stages.

PDCue(TM) and TDCue(TM) are both acoustic sensing systems designed to detect and track bullets. The MCFS combines AAI's PDCue(TM) sniper detection system with a remote weapon station mounted on a Humvee, and is one of the USMC Warfighting Laboratory's key technology programs, which could lead to installation of the system on over 600 vehicles. The MCFS system not only detects incoming shots, but also automatically slews the weapon to point in the direction of the sniper, providing invaluable time to help keep the war fighter alive. The TDCue(TM) Infantry Target scoring system is used to provide instantaneous feedback on where each round hits an infantry-size target during training, and fits the U.S. Army's vision to outfit all future training ranges with "non-contact" scoring systems. The sale of our TDCue(TM) Infantry Target scoring system represents the first sale of this new product, which we hope becomes the U.S. Army standard for all training ranges.

ACL TECHNOLOGIES

ACL Technologies, our hydraulic, fuel and pneumatic testing business, continues to transition from a focus on manufacturing test equipment to providing fluid test systems services. Although ACL has been impacted by both an ongoing downturn in the commercial airline market as well as international contract award delays, opportunities for performance improvement are clearly in sight, with a number of strong potential programs being pursued.

A major program for ACL remains our ongoing contract to construct an F-16 Maintenance Depot in Egypt. Under this program, now valued at $40 million, we recently received $2.2 million in initial funding for an engineering support contract and have been selected to integrate a Surface Treatment Facility into the Maintenance Depot. We are pleased with the outstanding progress on this project, and we will continue our efforts to win opportunities at other depot maintenance facilities.

ON A CONTINUING SUCCESS VECTOR

From partnering with America's Armed Forces, to working with major defense contractors, and from building on our core competencies to embarking on a range of cutting-edge projects, our simulation and test businesses are capturing market share throughout the world. The superior expertise and specialized skills that we bring to this market, and the mix of legacy businesses and forward-looking platforms that we possess, have placed us on a continuing success vector going forward.





Members of the 33rd Fighter Wing at Eglin Air Force Base work with AAI to test the JSECST system for the F-15 C Air Superiority Aircraft.

                                    [PHOTO]

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
                                                ^
                       UNITED INDUSTRIAL CORPORATION AR02


ENGINEERING AND MAINTENANCE SERVICES

Our engineering and maintenance services business, ESI, delivered another year of solid results and outstanding achievements. Our core strategy of focusing on specialized engineering and logistics services for the defense and aerospace industry continues to differentiate us in the marketplace and attract new customers. Particularly well-attuned to the DoD's priority of increasing combat engagement flexibility and mobility is our flagship C-17 Maintenance Training System (MTS) program with the U.S. Air Force, a key growth platform for the Company.

ESI'S C-17 AND C-130 PROGRAMS:

A Landmark Year

Based on an increased emphasis on quick-reaction capabilities for strategic and tactical airlift purposes, we are experiencing rising demand for the specialized services we provide in developing and maintaining training systems for such critical military transport aircraft as the C-17 and C-130 airplanes.

Our C-17 program, with $51.5 million in backlog, is now the largest single program in ESI's 21-year history, reaching a landmark milestone this year with total contract value surpassing the $200 million threshold. In addition, as a result of our role as prime contractor on the Air Force's Training System Acquisition II (TSA II) program, we anticipate a new contract in 2003 that will increase the total value of the contract. Moreover, through our successful execution, this pivotal program has opened the door to an array of additional opportunities with other parties.

For example, we are now at work on a $14.3 million program for the Mississippi Air National Guard, under which we are developing a Training Evaluation Performance Aircraft Training Set. This contract is proceeding smoothly, and we are optimistic about further growth opportunities in this area. We also continue to build on our strong overseas franchise by providing C-17 maintenance training under Foreign Military Sales (FMS) contracts, such as our contract to train the United Kingdom's Royal Air Force.

Where the C-17 performs a strategic airlift mission, the C-130 serves as the Air Force's primary aircraft for tactical airlift, and we have been active in its support as well. We are currently serving as subcontractor to Boeing on the Air Force's C-130 Avionics Modernization Program under a program valued at $2.5 million. This work, focused on





ESI's flagship C-17 program, with $51.5 million in backlog and a total contract value now surpassing $200 million, has opened the door to additional opportunities, both in the U.S. and abroad.

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
                                                   ^

                       UNITED INDUSTRIAL CORPORATION AR02


                                    [PHOTO]

ESI
(left to right)

David Warner
Director, Charleston Operations

John Foster
Training Requirements Manager,
Charleston Operations

Mike Boden
Vice President and General Manager, ESI

Paul Mueller
Deputy Program Manager,
Charleston Operations

Patrick Truitt
Director, Logistics Programs

"ESI's excellent performance on our key C-17 program, the wide range of logistical capabilities we offer, and the rapid, customer-focused responsiveness of our organization have all contributed to our strong results, our considerable growth potential and our reputation as a market leader."

Mike Boden
Vice President and General Manager, ESI

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
                                                      ^
                       UNITED INDUSTRIAL CORPORATION AR02


analysis of maintenance training systems requirements, positions us well for future C-130 maintenance trainer work. In fact, we believe that the C-130 program has the potential to ultimately be as large as our C-17 program.

CONTINUING SUCCESS IN LOGISTICS AND FIELD SUPPORT

A mainstay of ESI's business remains the provision of logistics and field support products and services. Among ESI's major contracts this year was the award of a four-year, $1.9 million contract from the Federal Highway Administration to provide engineering and maintenance support for its Highway Simulator (HYSIM), used to develop experimental driving scenarios for testing planned safety changes to our nation's highways. This is an exciting new area, and we are delighted to apply our capabilities to promote greater safety for all.

In addition, ESI has provided critical support for a number of important programs our Company is currently involved with, including developing new performance-based logistics contracts in support of the JSECST project and our TUAV program with the U.S. Army. In fact, ESI has provided field support for the Navy's Pioneer system for more than 10 years, and we will continue to leverage our unparalleled staff deployment capabilities in pursuit of additional opportunities.

As a complement to its field work, ESI has capitalized on its logistics expertise through the operation of technical and training centers. For example, we just completed our second successful year of operation of our Utah Technical Center (UTC), which continues to attract growing numbers of customers seeking an increasingly diverse range of services. Among our recent programs, the U.S. Air Force engaged the UTC in support of its procurement of a construction contract for a major new facility. And with a backlog of over 50 work requests, ESI's UTC is poised for a very strong year in 2003.

Looking forward, our technical centers offer an exciting platform for the future, particularly to the extent we can help coordinate collaborative efforts on large, more geographically dispersed projects. For example, by integrating our existing federal supply schedule contracts with the General Services Administration (GSA) into our Alaska Technical Center's (ATC) work base, we can cultivate opportunities to grow our GSA contracts, while reaching out to expanding government units such as the new Department of Homeland Security.

A FUTURE OF OPPORTUNITY

We are delighted with the ongoing success of our ESI business. From flagship programs such as our C-17 contract with the Air Force, to ongoing logistical and field support projects in key growth areas, to the continuing strong potential offered by our technical centers, ESI is on-track in reinforcing its market leadership, enhancing its network of opportunities and growing its customer base.




Our success on the C-17 program positions us well for maintenance trainer work on the C-130, the Air Force's primary aircraft for tactical airlift. This program, we believe, has the potential to ultimately be as large as our C-17 contract.





The use of an actual C-17 Engine in the Aircraft Engine Cowling Trainer, being checked here by ESI technicians, further enhances the maintenance training experience.

                                    [PHOTO]

FINANCIAL REVIEW

Managment's Discussion ...................  25
Consolidated Balance Sheets ..............  36
Consolidated Statements of Operations ....  38
Consolidated Statements of Cash Flows ....  39
Notes to Financial Statements ............  40
Report of Independent Auditors ...........  59
Five Year Financial Data .................  60
Corporate Organization ...................  61
Corporate and Shareholder Information ....  62

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
^


                       UNITED INDUSTRIAL CORPORATION AR02


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The following information primarily relates to the continuing operations of United Industrial Corporation and consolidated subsidiaries that are conducted through three business segments; defense, energy and other. The transportation operations are reflected as a discontinued operation in the Company's consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000. See Notes 2 and 16.

YEAR ENDED DECEMBER 31, 2002 COMPARED
WITH YEAR ENDED DECEMBER 31, 2001

Net sales of $258,767,000 in 2002 increased $20,272,000 or 8.5% from
$238,495,000 in 2001. The defense segment sales increased $20,640,000 or 9.9% to $229,215,000 in 2002 from $208,575,000 in 2001. The sales growth in the defense segment was driven by increases in the unmanned aerial vehicle, and simulation and test systems product areas. Sales to agencies of the U.S. Government, by the defense segment, were $161,406,000 in 2002 and $148,732,000 in 2001. Export sales by the defense segment were $60,910,000 in 2002 and $50,455,000 in 2001, an increase of $10,455,000 or 20.7%. The defense segment's business is heavily influenced by changes in the budgetary plans and procurement policies of the U.S. and foreign governments. Government contracts are subject to price redetermination under certain circumstances and may be terminated for convenience of the government. The Company intends to maintain a strong focus on Department of Defense opportunities and believes it is well positioned over the long term to benefit from the demand for advanced technological systems by the U.S. and foreign governments. Net sales in the energy segment were $29,552,000 in 2002, a decrease of $368,000 or 1.2% from $29,920,000 in 2001, due to decreased spending by our customers in the pulp and paper industry.

     Gross profit increased $2,152,000 to $56,117,000 in 2002 from $53,965,000 in 2001. The gross margin percentage was 21.7% in 2002 and 22.6% in 2001. The defense segment gross margin percentage decreased to 20.8% in 2002 from 21.1% in 2001. Included in the defense segment's cost of sales is pension expense of $2,952,000 in 2002 and pension income of $566,000 during 2001. Also included in the 2001 defense segment's cost of sales is a curtailment gain of $1,933,000 resulting from changes the Company made to its postretirement benefits plan that reduced the Company's future liabilities. Excluding the pension plan performance in both years and the curtailment gain in 2001, the gross margin in the defense segment would have been 22.1% during 2002 and 19.9% during 2001. During 2002, the defense segment benefitted from higher margins on certain foreign contracts. The energy segment gross margin percentage decreased to 28.9% in 2002 from 33.4% in 2001 due to a charge of $3,420,000 for accelerated depreciation of assets related to the closing of the foundry operated by Midwest Metallurgical Laboratory, Inc., a wholly owned indirect subsidiary of the Company in the energy segment. Excluding the depreciation charge, the energy segment gross margin in 2002 would have been 40.4%. The energy segment's increase in 2002 is attributable to lower cost castings, the manufacturing of which was outsourced in connection with the decision to close the foundry.

     Selling and administrative expenses increased $5,464,000 or 15.8% in 2002 to $40,163,000 from $34,699,000 in 2001. Selling and administrative expenses as a percentage of net sales was 15.5% in 2002 and 14.6% in 2001. The defense segment's selling and administrative expenses increased $4,761,000 or 18.6% to $30,411,000. The increase in the defense segment is due to approximately $1,930,000 of reallocated corporate expenses primarily caused by a reduced allocation base in the discontinued transportation operations. The remainder of the cost growth was generally due to higher insurance costs and salary increases. The decrease in the energy segment of approximately $671,000 to $8,400,000 was due to a reduction in research and development expense and the closing of the foundry. The increase of $1,374,000 in the other segment resulted primarily from increased professional and consulting fees. Generally, these fees related to matters concerning the Company's environmental issues, sale process, and proxy contest.

     Other operating expenses, net increased $313,000 to $419,000 in 2002 from $106,000 in 2001. The increase was primarily due to the expenses related to the closing of the foundry operated by Midwest Metallurgical Laboratory, Inc., an indirect subsidiary of the Company in the energy segment.

     As discussed in more detail below, during 2002 the Company recorded a provision of $31,852,000 for estimated asbestos related defense and indemnity costs, offset by estimated insurance recoveries of $20,343,000.

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
^

                       UNITED INDUSTRIAL CORPORATION AR02


MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

     Other income, net decreased $1,021,000 to $64,000 in 2002 from $1,085,000 in 2001. The decrease was primarily due to an insurance recovery in 2001 of $842,000.

     Other expenses decreased $74,000 to $666,000 in 2002 from $740,000 in 2001.

     Interest expense increased to $843,000 in 2002 from $17,000 in 2001, primarily due to interest paid on borrowings and lookback interest paid to the Internal Revenue Service resulting from increased profits on long term contracts.

     Interest income decreased $491,000 in 2002 from $618,000 in 2001 due to lower investments.

     Income from continuing operations before income taxes decreased $17,573,000 to $4,438,000 in 2002 from $22,011,000 in 2001. The defense segment income from continuing operations before income taxes decreased $1,309,000, to $17,113,000 in 2002 from $18,422,000 in 2001. However, the Company recorded a pension expense of $2,952,000 in 2002 and pension income as well as a postretirement curtailment gain of $566,000 and $1,933,000, respectively in 2001. Excluding the pension results in both years and the curtailment gain in 2001, income from continuing operations before taxes in the defense segment increased during 2002 by $4,142,000 or 26%. This increase was generally the result of improved gross margin, partially offset by higher general and administrative expenses. The energy segment loss from continuing operations before income taxes was $10,108,000 in 2002 compared to a profit of $3,042,000 in 2001. The decrease of $13,150,000 in 2002 was primarily due to an asbestos litigation provision to cover the estimated liability through 2012 net of estimated probable insurance recoveries, of $11,509,000 (see Environmental and Other litigation below), and $4,707,000 of expenses related to the closing of the energy segment's Midwest Metallurgical Laboratory, Inc. foundry which ceased operations effective May 17, 2002, partially offset by other efficiencies in gross profit and selling and administrative expenses. Excluding the net asbestos litigation provision and the foundry closure costs, income from operations before tax in the energy segment was $6,108,000 in 2002, an increase of $3,066,000 or 100.8% from 2001. This increase was generally due to lower costs from outsourcing the manufacturing of castings.

     The other segment income from continuing operations before income taxes decreased $3,114,000 to a loss of $2,567,000 in 2002 from income of $547,000 in 2001 primarily due to an increase in professional and consulting fees related to matters concerning the Company's environmental matters, sale process and proxy contest. Included in 2001 is a reduction of a reserve for local taxes of $1,000,000 related to the favorable settlement of a tax issue and an $842,000 insurance recovery.

     Income after taxes from continuing operations was $3,864,000 or $.28 per diluted share in 2002, a decrease of $10,764,000 or $.82 per diluted share from $14,628,000 or $1.10 per diluted share in 2001. The year 2002 includes a net charge for asbestos litigation of $7,330,000 or $.53 per diluted share, a restructuring charge of $3,100,000 or $.23 per diluted share and a decrease of $3,721,000 or $.27 per diluted share in pension results and curtailment gain. These were partially offset by operating efficiencies.

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
   ^

                       UNITED INDUSTRIAL CORPORATION AR02


  The following table provides a reconciliation of United Industrial Corporation's Generally Accepted Accounting Principles (GAAP) to Pro forma earnings before taxes and per diluted share from continuing operations.

                                                                      Twelve Months Ended                   Twelve Months Ended
                                                                         December 31,                          December 31,
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                     2002       2001       2000             2002     2001     2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                      Before Income Taxes                  Per Diluted Share
                                                                          (unaudited)                         (unaudited)
GAAP earnings from continuing operations                          $4,438    $22,011    $32,861           $  .28    $1.10    $1.68
Plus: Asbestos related provision-- net                            11,509                                    .53
Plus: Restructuring charge                                         4,707                                    .23
Plus: Pension expense                                              1,321                                    .06
Less: Pension income                                                         (2,385)    (5,277)                     (.12)    (.28)
Less: Post-retirement curtailment gain                                       (1,933)                                (.09)
Less: Income from litigation settlement                                        (842)    (3,483)                     (.04)    (.18)
Less: Income tax benefit                                                     (1,000)                                (.05)
Less: Gain on sale of subsidiary net of loss from operations                            (3,851)                              (.20)
------------------------------------------------------------------------------------------------------------------------------------
Pro forma earnings from continuing operations                    $21,975    $15,851    $20,250            $1.10     $.80    $1.02
------------------------------------------------------------------------------------------------------------------------------------


     Sales in the discontinued transportation operations decreased $19,992,000 during 2002 to $27,447,000 from $47,439,000 during 2001. This was due primarily to a reduction in production on the San Francisco electric trolley bus contract of $16,458,000.

     The loss, before taxes, during the year ended December 31, 2002 of the discontinued transportation operations was $66,053,000 (or a loss of $42,941,000 net of tax or $3.13 per diluted share) compared to a loss of $14,886,000 (or a loss of $9,265,000 net of tax or $.70 per diluted share) during 2001. Included in the 2002 loss was a $21,500,000 provision related to the sale of the Company's two overhaul contracts with the New Jersey Transit Corporation and the Maryland Transit Administration, as well as related assets and liabilities, to ALSTOM Transportation, Inc. The transaction closed on July 26, 2002. Also included in the 2002 loss was an increase of $7,818,000 in estimated costs to complete contracts, $4,799,000 of general and administrative expenses, and $5,376,000 of other disposition costs related to the conveyed contracts. Further, the Company recorded a provision of $9,296,000 related to its 35% equity share of estimated losses by Electric Transit, Inc. (ETI), the Company's joint venture with Skoda a.s. (Skoda), a Czech Republic company. In addition, although ETI is owned 35% by AAI Corporation (AAI), a wholly owned subsidiary of the Company, and 65% by Skoda, during 2002 the transportation segment recorded 100% of the ETI loss because of Skoda's perceived inability to meet its financial obligations under ETI's shareholder agreement. The additional losses recorded by the Company for Skoda's 65% share of ETI's losses totaled $17,264,000 during 2002.

     Included in the $7,818,000 increase for the 2002 year in estimated costs to complete contracts is a loss provision of $4,730,000 recorded in the fourth quarter of 2002 regarding a higher estimate to complete the Company's San Francisco electric trolley bus subcontract from ETI. This increase is generally due to a four-month schedule delay caused by production material issues and shortages. At February 28, 2003 the Company has delivered 245 of the contracted 273 coaches to ETI. The last of the remaining 28 coaches are expected to be delivered during the third quarter of 2003.

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
   ^

                       UNITED INDUSTRIAL CORPORATION AR02


Management's Discussion and Analysis Continued

     Also included in the 2002 year results are provisions resulting from cost growth concerning ETI's final assembly scope of work on the San Francisco electric trolley bus program. During the fourth quarter material issues started to substantially impact the production line, and technical issues with some of the major subassemblies contributed to an extension of the program schedule. These events resulted in a replanning of the production line and the related cost increases. Consequently, during the fourth quarter the Company recorded provisions of $6,155,000 and $11,432,000, representing the Company's 35% equity share of the additional loss and Skoda's 65% equity share in ETI. At February 28, 2003, ETI had delivered to the customer 139 of 273 contracted coaches. The remaining 134 coaches are expected to be delivered by December 2003.

     During the completion of the existing transportation work, the Company anticipates that the amount of overhead to be absorbed by the San Francisco electric trolley bus contract will not be sufficient to cover the total overhead incurred. The Company will expense the unabsorbed overhead as incurred. These charges are expected to be in the range of $4,500,000 to $5,500,000 subsequent to December 31, 2002. Further, general and administrative expenses that will be expensed as incurred are expected to be about $3,500,000. In addition, upon completion of transportation's production operations the Company contemplates a charge associated with the idle facility, primarily future operating lease costs, of approximately $750,000. Subleasing the facility space may mitigate these costs.

     No assurances can be given, however, as to the actual amount of the Company's liability to complete the one remaining contract for the San Francisco electric trolley buses, and exit the discountinued operations.

     As a result of the decline in overall stock market values and interest rates, the Company was required, under accounting regulations, to record a minimum pension liability of approximately $8,276,000 as of December 31, 2002, compared to a net pension asset of $46,901,000 at December 31, 2001. The adjustment resulted in a non-cash charge to stockholders' equity of approximately $32,262,000, net of a deferred tax benefit of $17,333,000 and an intangible asset of $4,268,000. The adjustment does not affect the Company's income statement or earnings.

     The Company's backlog related to continuing operations was $301,416,000 at December 31, 2002 compared to $207,343,000 at December 31, 2001. Backlog in the defense segment increased $94,896,000 or 47.2% to $296,117,000 at December 31, 2002 from $201,221,000 at December 31, 2001. Backlog in the energy segment decreased $823,000 or 13.5% to $5,299,000 at December 31, 2002 compared to $6,122,000 at December 31, 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED
WITH YEAR ENDED DECEMBER 31, 2000

On September 29, 2000 the Company sold Symtron Systems, Inc. (Symtron), a wholly owned subsidiary included in the defense segment. The operations of Symtron for the nine months of 2000 are included in the results of operations in the year 2000.

     Net sales of $238,495,000 in 2001 increased $2,212,000 or 0.9% from
$236,283,000 in 2000. Excluding Symtron's sales from 2000, sales would have increased $9,875,000 or 4.3%. The defense segment sales increased $7,832,000 or 3.9% to $208,575,000 in 2001 from $200,743,000 in 2000. Excluding Symtron's sales from 2000, the defense segment sales would have increased $15,495,000 or 8.0%. The sales growth in the defense segment was primarily in the unmanned aerial vehicles line of business partially offset by a decrease in simulation and test system sales. Sales to agencies of the U.S. Government, by the defense segment, were $148,732,000 in 2001 and $132,930,000 in 2000. Export sales by the defense segment were $50,455,000 in 2001 and $51,161,000 in 2000, a decrease of $706,000 or 0.1%. Net sales in the energy segment were $29,920,000 in 2001, a decrease of $5,620,000 or 15.8% from $35,540,000 in 2000, due to the completion of two large contracts totaling approximately $6,335,000 in 2000.

     Gross profit decreased $6,924,000 to $53,965,000 in 2001 from $60,889,000 in 2000. Excluding Symtron's gross profit from 2000, the gross profit would have decreased $4,641,000 or 7.9%. The gross margin percentage was 22.6% in 2001 and 25.8% in 2000. Excluding Symtron's operations, the gross margin percentage would have been 25.6% in 2000. The defense segment gross margin percentage decreased to 21.1% in 2001 from 24.7% in 2000, due to low gross margin percentage on a large competitively awarded program as well as the volume, product mix and cost structure in the fluid test systems line of business. A higher cost structure has been maintained in pursuit of significant aircraft depot maintenance opportunities. Excluding Symtron's operations from the defense segment, the 2000 defense segment gross mar-

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
      ^

                       UNITED INDUSTRIAL CORPORATION AR02


gin percentage would have been 24.5%. The pension plan income in both years and curtailment gain on post retirement benefits of $1,933,000 in 2001, related to the defense segment are included in the cost of sales and amounted to $2,499,000 in 2001 and $3,151,000 in 2000. The energy segment gross margin percentage increased to 33.4% in 2001 from 31.2% in 2000 due to product mix.


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

     Other income, net decreased $2,642,000 to $1,085,000 in 2001 from $3,727,000 in 2000. The decrease was primarily due to an insurance recovery of $3,483,000 in 2000. Pension plan income decreased $307,000 to $1,819,000 in 2001 from $2,126,000 in 2000 in the energy segment.

     Other expenses increased $39,000 to $740,000 in 2001 from $701,000 in 2000. The increase was primarily due to a foreign currency exchange rate fluctuations and a write-off of proposed acquisition costs included in 2001. In 2000 other expenses included legal fees of $271,000 related to a potential disposition.

     Interest expense decreased to $17,000 in 2001 from $28,000 in 2000.

     Interest income decreased $879,000 in 2001 from $1,497,000 in 2000 due to decreased investments.

     Income from continuing operations before income taxes decreased $10,850,000 to $22,011,000 in 2001 from $32,861,000 in 2000. Excluding the Symtron loss of $1,688,000 in 2000, the income from continuing operations would have decreased $12,538,000 or 36.3%. The defense segment income from continuing operations before income taxes decreased $2,147,000 to $18,422,000 in 2001 from $20,569,000 in 2000. Excluding the Symtron loss in 2000, the defense segment income before income taxes would have decreased $3,835,000 or 17.2%. The energy segment income from continuing operations before income taxes was $3,042,000 in 2001 and $4,718,000 in 2000. The other segment income from continuing operations before income taxes decreased $7,027,000 to $547,000 in 2001 from $7,574,000 in 2000.
Included in 2001 is a reduction of a reserve for local taxes of $1,000,000 related to the favorable settlement of a tax issue. Included in 2000 was a gain on the sale of Symtron of $5,539,000 and income from an insurance recovery which increased income by $3,483,000.

     Sales in the transportation segment increased $27,364,000 to $47,439,000 in 2001 from $20,075,000 in 2000. The loss before taxes decreased $6,497,000 to $14,886,000 in 2001 from $21,383,000 in 2000. The year 2000 pretax loss included a charge of $19,700,000 to establish a reserve for estimated increased contract costs on several programs. In the fourth quarter of 2001, the loss includes a charge of $6,339,000 for increased contract costs due to anticipated severance and accelerated depreciation resulting from the discontinuance of operations.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased $1,861,00 to $3,635,000 at the end of 2002 from $5,496,000 at the end of 2001.

     The cash used in 2002 for operating activities of the discontinued transportation operations was $37,806,000 or $7,653,000 less than the cash used

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
      ^

                       UNITED INDUSTRIAL CORPORATION AR02


Management's Discussion and Analysis Continued

in 2001 of $45,459,000. Net cash provided in 2002 from operating activities by the continuing operations was $22,866,000 or $20,304,000 less than the cash provided in 2001 of $43,170,000. There were no capital expenditures of the discontinued operations in 2002 and $2,610,000 in 2001. Capital expenditures for continuing operations were $5,219,000, $2,028,000 and $4,921,000 in 2002, 2001 and 2000, respectively. There were no material commitments for the acquisition of capital assets as of December 31, 2002. However, the Company expects to acquire about $12,500,000 in capital assets during 2003.

     The following analysis relates only to continuing operations. Trade receivables decreased $87,000 at December 31, 2002 from December 31, 2001. Included in trade receivables are U.S. Government receivables which increased $2,381,000. Inventories were $4,763,000 higher at December 31, 2002 than at December 31, 2001. The inventory increase was primarily in the defense segment and resulted from the procurement of significant amounts of material necessary for production on major programs. Accounts payable increased $310,000. Customer advances decreased $831,000 at December 31, 2002 from December 31, 2001, in accordance with the contractual terms of certain defense contracts.

     The Company is in the process of preparing an application for tax refund for about $15,000,000 regarding the Company's 2002 net loss. The cash benefit is expected to be received during 2003. Although the Company has experienced lower pension results due to a decline in stock market values and interest rates, the Company does not anticipate having to contribute the cash to its pension plans during 2003.

     As of December 31, 2002, the Company has recorded a net deferred tax asset of approximately $16,000,000. Management believes the Company will generate sufficient taxable income in future years to realize this benefit.

     During the completion of the existing transportation work, the Company anticipates that the amount of overhead to be absorbed by the San Francisco electric trolley bus contract will not be sufficient to cover the total over head incurred. The Company will expense the unabsorbed overhead as incurred. These charges are expected to be in the range of $4,500,000 to $5,500,000 subsequent to December 31, 2002. Further, general and administrative expenses that will be expensed as incurred are expected to be about $3,500,000. In addition, upon completion of transportation's production operations the Company contemplates a charge associated with the idle facility, primarily future operating lease costs, of approximately $750,000. Subleasing the facility space may mitigate these costs.

     The Company paid cash dividends of $.30 per share in 2002 and $.40 per share in 2001 and 2000. Aggregate payments amounted to $3,912,000 in 2002, $5,069,000 in 2001 and $4,954,000 in 2000.

     The ratio of current assets to current liabilities was 2.1 at the end of 2002 and 1.8 at the end of 2001.

     On July 26, 2002, the Company completed the previously announced sale of its transportation overhaul contracts with the New Jersey Transit Corporation and the Maryland Transit Administration and related assets and liabilities (such as accounts receivable, inventory, special tools and supplier contracts), to ALSTOM Transportation Inc. The purchase price received by the Company was approximately $20,756,000 in cash. Pursuant to the sale agreement, the Company was released from all obligations under the conveyed contracts and the performance bonds relating thereto, which bonds totaled approximately $156,000,000. In addition, the Company entered into a cost plus fee contract to perform work on the conveyed contracts for the purchaser during a transition period not to exceed six months.

     On June 28, 2001, the Company and certain of its subsidiaries (the Borrowers) entered into a Loan and Security Agreement (the Agreement) with Fleet Capital Corporation, which replaced the Company's loan agreement with First Union Commercial Corporation. The Agreement has a term of three years and provides for letters of credit and cash borrowings of up to $25,000,000, with a sublimit of $10,000,000 for cash borrowings, subject to a borrowing base. Credit advances may increase to $32,000,000, provided that amounts in excess of $25,000,000 are cash-collateralized. The Agreement contains certain restrictive covenants, among which are a minimum fixed charge coverage ratio and a maximum balance sheet leverage ratio. All assets of the Borrowers are pledged as collateral under the Agreement. The stock of the Borrowers (other than the Company) and AAI's Hunt Valley property are also pledged as collateral pursuant to a pledge agreement and a deed of trust. In March 2003, the Company and the lender entered into a waiver and amendment agreement pursuant to which the financial covenant violations as of December 31, 2002 were waived and the financial covenants were

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
         ^

                       UNITED INDUSTRIAL CORPORATION AR02


amended. At December 31, 2002 there were no cash borrowings under the Agreement. The letter of credit obligations outstanding at December 31, 2002 were $8,736,000.

     A subsidiary of the Company also has a $2,000,000 line of credit with a bank which may be used for cash borrowings or letters of credit. This agreement expires April 18, 2003. At December 31, 2002, the subsidiary had no cash borrowings and $342,000 letters of credit outstanding.

     The Company expects that available cash and existing lines of credit will be sufficient to meet its cash requirements for the next twelve months. The cash requirements consist primarily of obligations to fund operations.

     The Company conducts a significant amount of business with the United States Government. Sales to agencies of the U.S. Government were $161,569,000, $149,047,000 and $132,975,000 for 2002, 2001 and 2000, respectively. Although there are currently no indications of a significant change in the status of government funding of certain programs, should this occur, our results of operations, financial position and liquidity could be materially affected. Such a change could have a significant impact on our profitability and our stock price. This could affect our ability to acquire additional funds from our revolving facility or from other sources.

     At December 31, 2002, the Company has outstanding commitments under advance payment and performance bonds. The Company has a commitment on a progress payment bond in the discontinued transportation operations totaling approximately $22,000,000 at December 31, 2002. In January 2003, the bond was reduced to $9,100,000. The remaining commitment is expected to be eliminated when the customer accepts certain deliveries in 2003. Further, the Company is obligated to indemnify certain sureties under various performance bonds also primarily in the discontinued transportation operations in the event of non-performance on particular contracts up to approximately $49,000,000. In February 2003, the Company was released from $16,000,000 of these bonds. The Company expects satisfactory performance under each of these contracts.

     In addition, the Company has operating leases. The minimum rental commitments as of December 31, 2002 for non-cancellable leases are: 2003 -- $3,970,000; 2004 -- $2,183,000; 2005 -- $1,620,000; 2006 -- $1,286,000; 2007 --
$1,015,000 and $1,154,000 thereafter.

RESTRUCTURING

Detroit Stoker Company (Detroit Stoker), a wholly owned subsidiary of the Company in the energy segment, ceased the foundry operation conducted by its wholly owned subsidiary, Midwest Metallurgical Laboratory, Inc. (Midwest), effective May 17, 2002. In conjunction with the ceased operations the Company has written off the value of all Midwest's assets.

     During 2002 Detroit Stoker incurred severance and other cash charges totaling approximately $1,287,000 related to the restructuring including operating losses of Midwest. In addition, the Company accelerated depreciation of its foundry facility during the foundry's operating period in 2002. Depreciation of this facility was $3,420,000 during 2002, and is included in cost of sales.

ENVIRONMENTAL AND OTHER LITIGATION

Like many other companies, UIC and Detroit Stoker have been named as defendants in asbestos-related personal injury litigation. Neither UIC nor Detroit Stoker fabricated, milled, mined, manufactured or marketed asbestos. Detroit Stoker stopped the use of asbestos-containing materials in connection with its products sometime in 1981.

     The litigation is pending in Michigan, Mississippi, New York and North Dakota. During 2002, UIC and Detroit Stoker experienced a significant increase in the volume of asbestos bodily-injury claims and as of December 31, 2002, the Company is a named defendant in 422 active cases involving approximately 15,105 claimants. Most of these lawsuits do not include specific dollar claims for damages, and many include a number of plaintiffs and multiple defendants. Based on historical data and the large increase in claimants over and above the projected incidence of disease relative to the Company's products, management believes the claimants in the vast majority of these cases will not be able to demonstrate that they have been exposed to the Company's asbestos-containing products or suffered any compensable loss as a result of such exposure. The direct asbestos-related expenses of the Company for defense and indemnity for the past five years was not material.

     The Company engaged a consulting firm (the Asbestos Consultant) with expertise in evaluating asbestos bodily-injury claims to work with the Company to project the amount that the Company may pay for its asbestos-related liabilities and defense costs. The methodology employed by the Consultant to project the Company's asbestos-

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
         ^

                       UNITED INDUSTRIAL CORPORATION AR02


Management's Discussion and Analysis Continued

related liabilities and defense costs is primarily based on (1) estimates of the labor force exposed to asbestos in the Company's products, (2) epidemiological modeling of asbestos-related disease manifestation, and (3) estimates of claim filings and settlement and defense costs that may occur in the future. The Company's limited claims history was not a significant variable in developing the estimates because such history was not significant as compared to the number of claims filed in 2002.

     The Company also retained another consultant (the Insurance Consultant) to work with the Company to project its insurance coverage, including a non-binding sharing agreement with certain of its primary insurance carriers that has been in effect for approximately five years. The Insurance Consultant has prepared a report evaluating the Company's potential insurance coverage for defense costs and indemnification for asbestos bodily-injury claims. The Insurance Consultant's conclusion was primarily based on a review of the Company's coverage history, application of reasonable assumptions on the allocation of coverage consistent with industry standards, an assessment of the creditworthiness of the insurance carriers, experience and a review of the report of the Asbestos Consultant.

     Based on these assumptions, other variables, and the reports of both the Asbestos and Insurance Consultants, the Company has recorded a reserve for its bodily injury liabilities for asbestos-related matters through 2012 in the amount of $31,852,000 as of December 31, 2002, including damages and defense costs. The Company has also recorded an estimated insurance recovery as of December 31, 2002 of $20,343,000 reflecting the estimate determined to be probable of being available to mitigate the Company's potential asbestos liability through 2012. These figures represent a net pretax charge of $11,509,000 for the year ended December 31, 2002.

     The Company has previously reported that its total asbestos damages and defense costs could be about $75,000,000 and the liability projected by the Asbestos Consultant through 2055 is materially consistent with that preliminary estimate. In addition, the estimate prepared by the Insurance Consultant indicates that after 2012, the Company's potential insurance recoveries will be reduced. Although the extent of that reduction is not currently determinable, the Company believes, based on the estimate of its Insurance Consultant, the available insurance coverage from 2003 to 2055 would be about 50% of the liability. The year 2055 was chosen because it is projected to be the last year in which an asbestos-related claim is expected to be filed in the United States. Nevertheless, management has concluded that consideration of asbestos-related activity through 2012 represents a period for which a reasonable and reliable forecast of liability and insurance recoveries can be projected. That conclusion is based upon a number of factors, including 1) the uncertainties inherent in estimating asbestos claims, payments and insurance recoveries, 2) knowledge that prior to 2002 the number of claims filed against the Company and the related average settlement costs were not significant, and 3) consultations with the Asbestos and Insurance Consultants. Accordingly, the net provision does not take into account either asbestos liabilities or insurance recoveries for any period past 2012.

     The Company believes that its ultimate net asbestos-related contingent liability (i.e., its indemnity or other claim disposition costs plus related legal fees less insurance recoveries) cannot be estimated with certainty. Projecting future events, such as the number of new claims expected to be filed each year, the average cost of resolving each claim, coverage issues among layers of insurers and the continuing solvency of various insurance companies is subject to many uncertainties which could cause the actual liabilities and insurance recoveries to be higher or lower than those recorded or projected, and such differences could be material. Moreover, were Federal tort reform legislation to be enacted, the assumptions used in determining the potential liability could be materially impacted.

     After considering the efforts of both consultants and based upon the facts as now known, including the reasonable possibility that claims will be received and paid over the next 50 year period, the Company's management believes that although asbestos claims could have a material adverse effect on the Company's financial condition or results of operations in a particular reporting period, asbestos claims should not have a material adverse effect on the Company's long term financial condition, liquidity or results of operations. No assurance can be given, however, as to the actual amount of the Company's liability for such present and future claims or insurance recoveries, and the differences from estimated amounts could be material.

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
            ^

                       UNITED INDUSTRIAL CORPORATION AR02


     Detroit Stoker was notified in March 1992 by the Michigan Department of Natural Resources (MDNR) that it is a potentially responsible party in connection with the cleanup of a former industrial landfill located in Port of Monroe, Michigan. MDNR is treating the Port of Monroe landfill site as a contaminated facility within the meaning of the Michigan Environmental Response Act (MERA). Under MERA, if a release or a potential release of a discarded hazardous substance is or may be injurious to the environment or to the public health, safety, or welfare, MDNR is empowered to undertake or compel investigation and response activities in order to alleviate any contamination threat. Detroit Stoker intends to aggressively defend these claims. At this time, no estimate can be made as to the amount or range of potential loss, if any, to Detroit Stoker with respect to this action.

     The Company is involved in various other lawsuits and claims, including certain other environmental matters, arising out of the normal course of its business. In the opinion of management, the ultimate amount of liability, if any, under pending litigation, including claims described above, will not have a material adverse effect on the Company's financial position, results of operations or cash flows. See Note 15.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Judgments and assessments of uncertainties are required in applying the Company's accounting policies in many areas. For example, key assumptions are particularly important in developing the Company's projected liabilities for pension and other postretirement benefits. Other areas in which significant uncertainties exist include, but are not limited to, projected costs to be incurred in connection with legal matters. The Company recognizes a liability for legal indemnification and defense costs when it believes it is probable a liability has been incurred and the amount can be reasonably estimated. The liabilities are developed based on currently available information. The accruals are recorded at undiscounted amounts if the Company cannot reliably determine timing of the cash payments, and the amounts are classified as liabilities on the accompanying consolidated balance sheets. The Company also has insurance that covers losses on certain legal matters and records a receivable to the extent that the realization of the insurance is deemed probable. This receivable is recorded at undiscounted amounts and is classified as a noncurrent receivable in the accompanying consolidated balance sheets.

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

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
            ^

                       UNITED INDUSTRIAL CORPORATION AR02


Management's Discussion and Analysis Continued

(including earnings subject to future determination through negotiation or other procedures) are reviewed and revised periodically throughout the lives of the contracts. See Note 4.

NEW ACCOUNTING PRONOUNCEMENTS

     In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation-- Transition and Disclosure. Statement 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to Statement 123's fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the Statement does not amend Statement 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of Statement 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of Statement 123 or the intrinsic value method of Opinion 25. The adoption of Statement 148 did not have a material effect on the Company's financial position or results of operations.

     In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long- Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted FAS 144 during the fourth quarter of 2001. The impact on the Company's financial position and results of operations is reported in Notes 2 and 16, "Discontinued Operations."

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite useful lives are no longer amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The adoption of Statement 142 did not have a material effect on the Company's financial position or results of operations.

     In June 2001, the Financial Accounting Standards Board issued
Statement No. 143, Accounting for Asset Retirement Obligations, (FAS 143). The standard addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will adopt the provisions of FAS 143 effective January 1, 2003. The adoption of this new statement is not expected to have a material impact on the Company's financial statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

A portion of the Company's operations consists of manufacturing and sales activities in foreign jurisdictions, and some of these transactions are denominated in foreign currencies. As a result, the Company's financial results could be affected by changes in foreign exchange rates. To mitigate the effect of changes in these rates, the Company has entered into a foreign exchange forward contract. At December 31, 2002, the Company had a foreign exchange contract for delivery of Australian dollars between 2003 and 2005 with notional values totaling $1,500,000, with an aggregate gain of $167,000 based on fair market value, which has been recorded in earnings.

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
               ^

                       UNITED INDUSTRIAL CORPORATION AR02


FORWARD LOOKING INFORMATION

This Annual Report contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements are based on management's expectations, estimates, projections and assumptions. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," and variations of such words and similar expressions are intended to identify such forward looking statements which include, but are not limited to, projections of revenues, earnings, segment performance, cash flows and contract awards. These forward looking statements are subject to risks and uncertainties which could cause the Company's actual results or performance to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, the following: the Company's successful execution of internal performance plans; performance issues with key suppliers, subcontractors and business partners; the ability to negotiate financing arrangements with lenders; legal proceedings; outcome of current and future litigation; the accuracy of the Company's analysis of its potential asbestos related exposure and insurance coverage; product demand and market acceptance risks; the effect of economic conditions; the impact of competitive products and pricing; product development, commercialization and technological difficulties; capacity and supply constraints or difficulties; legislative or regulatory actions impacting the Company's energy segment and discontinued transportation operation; changing priorities or reductions in the U.S. Government defense budget; contract continuation and future contract awards; and U.S. and international military budget constraints and determinations. The Company makes no commitment to update any forward looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward looking statements.

CONSOLIDATED BALANCE SHEET

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
               ^

                       UNITED INDUSTRIAL CORPORATION AR02


Consolidated Balance Sheets

                                                                         December 31
(Dollars in thousands)                                          2002            2001
--------------------------------------------------------------------------------------
Assets
Current Assets
     Cash and cash equivalents                              $  3,635          $  5,496
     Trade receivables
         U.S. Government                                      23,923            21,542
         Other                                                13,765            16,233
--------------------------------------------------------------------------------------
                                                              37,688            37,775

     Federal income tax receivable                            15,509               --
     Inventories                                              20,951            16,188
     Prepaid expenses and other current assets                 1,351             1,755
     Deferred income taxes                                     4,528             5,436
     Assets of discontinued operations                        14,042           108,684
--------------------------------------------------------------------------------------
Total Current Assets                                          97,704           175,334
--------------------------------------------------------------------------------------
Deferred income taxes                                         11,531               --
Other Assets                                                   7,421            52,677
Insurance receivable -- asbestos litigation                   20,343               --
Property and Equipment
     Land                                                        459               501
     Buildings and improvements                               35,244            36,166
     Machinery and equipment                                  67,002            71,298
     Furniture and fixtures                                    4,891             5,109
--------------------------------------------------------------------------------------
                                                             107,596           113,074

Less allowances for depreciation and amortization             86,400            88,560
--------------------------------------------------------------------------------------
                                                              21,196            24,514
--------------------------------------------------------------------------------------
                                                            $158,195          $252,525
--------------------------------------------------------------------------------------

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
                  ^

                       UNITED INDUSTRIAL CORPORATION AR02

                                                                          December 31
(Dollars in thousands)                                          2002             2001
--------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current Liabilities
     Accounts payable                                        $11,711          $ 11,401
     Accrued employee compensation and taxes                  12,043             9,282
     Customer advances                                         6,211             7,042
     Reserve for contract losses                               2,050             2,398
     Federal income taxes                                        --              3,003
     Other liabilities                                         3,682             3,480
     Liabilities of discontinued operations                   11,513            59,355
--------------------------------------------------------------------------------------
Total Current Liabilities                                     47,210            95,961
--------------------------------------------------------------------------------------
Minimum Pension Liability                                      8,276                --
Postretirement Benefits Other Than Pensions                   22,361            22,939
Reserve for Asbestos Litigation                               31,852              --
Other Liabilities                                                865             1,639
Deferred Income Taxes                                            --             11,642
Shareholders' Equity
     Common stock -- par value $1.00 per share
     Authorized shares -- 30,000,000
     Outstanding shares:
     2002 -- 13,067,918; 2001 -- 12,871,868                   14,374            14,374
     Additional capital                                       92,085            91,094
     Retained (deficit) earnings                             (16,254)           26,735
     Cost of shares in treasury:
     2002 -- 1,306,230 shares; 2001 -- 1,502,280 shares      (10,312)          (11,859)
     Accumulated other comprehensive loss                    (32,262)             --
--------------------------------------------------------------------------------------
Total Shareholders' Equity                                    47,631           120,344
--------------------------------------------------------------------------------------
                                                            $158,195          $252,525
--------------------------------------------------------------------------------------
See notes to financial statements

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
                  ^

                       UNITED INDUSTRIAL CORPORATION AR02

Consolidated Statement of Operations

                                                                                       Year Ended December 31
(Dollars in thousands)                                                     2002             2001         2000
----------------------------------------------------------------------------------- --------------------------
Net sales                                                              $258,767         $238,495     $236,283
Cost of sales                                                           202,650          184,530      175,394
-------------------------------------------------------------------------------------------------------------
Gross Profit                                                             56,227           53,965       60,889
Selling and administrative expenses                                      40,163           34,699       39,963
Other operating expenses--net                                               419              106          669
Asbestos litigation provision--net                                       11,509               --           --
-------------------------------------------------------------------------------------------------------------
Total Operating Income                                                    4,026           19,160       20,257
-------------------------------------------------------------------------------------------------------------
Non-operating Income and (Expenses)
     Interest income                                                        127              618        1,497
     Gains on sale of assets -- net                                          --               --        5,511
     Pension income                                                       1,631            1,819        2,126
     Equity in net income of joint venture                                   99               86          472
     Other income -- net                                                     64            1,085        3,727
     Interest expense                                                      (843)             (17)         (28)
     Other expenses                                                        (666)            (740)        (701)
-------------------------------------------------------------------------------------------------------------
                                                                             412           2,851       12,604
-------------------------------------------------------------------------------------------------------------
Income From Continuing Operations Before Income Taxes                      4,438          22,011       32,861
Provision (credit) for income taxes
Federal
     Current                                                               5,432           8,145       10,308
     Deferred                                                             (4,933)           (152)          82
State                                                                         75            (610)       1,285
-------------------------------------------------------------------------------------------------------------
Income Taxes                                                                 574           7,383       11,675
-------------------------------------------------------------------------------------------------------------
Income From Continuing Operations                                          3,864          14,628       21,186
Loss from discontinued operations net of income tax credit
     of $23,112, $5,621 and $7,976 for 2002, 2001 and 2000, respectively (42,941)         (9,265)     (13,407)
-------------------------------------------------------------------------------------------------------------
Net (Loss) Income                                                       $(39,077)       $  5,363     $  7,779
-------------------------------------------------------------------------------------------------------------
Earnings Per Common Share
     Net (Loss) Income
         Basic                                                            $(3.00)       $    .42     $    .63
         Diluted                                                           (2.85)            .40          .62
     Income From Continuing Operations
         Basic                                                               .30            1.15         1.71
         Diluted                                                             .28            1.10         1.68
-------------------------------------------------------------------------------------------------------------
See notes to financial statements


25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
                     ^

                       UNITED INDUSTRIAL CORPORATION AR02


Consolidated Statements of Cash Flows

                                                                                                    Year Ended December 31
(Dollars in thousands)                                                                 2002            2001           2000
---------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net (loss) income                                                                    $(39,077)        $5,363        $ 7,779
Adjustments to reconcile net income to net cash (used for) provided by continuing operating activities:
Loss from discontinued operations, net of income taxes                                 42,941          9,265         13,407
Net asbestos litigation expense                                                        11,509          --               --
Pension expense (income)                                                                1,321         (2,385)        (5,277)
Depreciation and amortization                                                           8,763          6,413          8,086
Noncash compensation charge                                                               --             346            --
Deferred income taxes                                                                  (4,933)           152          1,088
Gains on sale of assets                                                                   --             --          (5,511)
Equity in income of investee company                                                      (99)           (86)          (472)
Changes in operating assets and liabilities-- net
     Increase in income taxes                                                           4,129          8,383          6,271
     Decrease (increase) in trade receivables                                              87         12,443         (5,882)
     (Increase) decrease in inventories                                                (4,763)        11,792            474
     Decrease in prepaid expenses and other current assets                                404          1,223            246
     (Decrease) increase in customer advances                                            (831)        (2,329)         7,185
     Decrease (increase) in accounts payable, accruals, and other current liabilities   2,925         (2,718)         4,836
Other -- net                                                                              490         (4,692)         3,559
---------------------------------------------------------------------------------------------------------------------------
Net Cash Provided By Continuing Operations                                             22,866         43,170         35,789
---------------------------------------------------------------------------------------------------------------------------
Net Cash (Used For) Discontinued Operations                                           (37,806)       (45,459)       (40,145)
---------------------------------------------------------------------------------------------------------------------------
Net Cash (Used For) Operating Activities                                              (14,940)        (2,289)        (4,356)

Investing Activities
---------------------------------------------------------------------------------------------------------------------------
Proceeds from sale of assets of discontinued operations                                20,756            --              --
Net proceeds from sale of assets                                                          --             --           5,277
Advances to investee by discontinued operations                                        (3,648)        (2,986)        (4,544)
Repayment of advances by investee to discontinued operations                            1,917          2,730         12,978
Repayment of advances and dividend received by investee                                 1,360          2,300            --
Purchase of property and equipment                                                     (5,219)        (2,028)        (4,921)
Capital expenditures of discontinued operations                                          --           (2,610)        (2,187)
---------------------------------------------------------------------------------------------------------------------------
Net Cash Provided By (Used For) Investing Activities                                   15,166         (2,594)         6,603

Financing Activities
---------------------------------------------------------------------------------------------------------------------------
Payments on long-term debt and borrowings                                                --           (6,300)        (2,300)
Proceeds from borrowings                                                                 --            6,300          2,300
Dividends                                                                              (3,912)        (5,069)        (4,954)
Proceeds from exercise of stock options                                                 1,825          4,063          1,000
---------------------------------------------------------------------------------------------------------------------------
Net Cash Used for Financing Activities                                                 (2,087)        (1,006)        (3,954)
---------------------------------------------------------------------------------------------------------------------------
Decrease in Cash and Cash Equivalents                                                  (1,861)        (5,889)        (1,707)
Cash and Cash Equivalents at Beginning of Year                                          5,496         11,385         13,092
---------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                               $3,635        $ 5,496        $11,385
---------------------------------------------------------------------------------------------------------------------------
See notes to financial statements

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
                     ^

                       UNITED INDUSTRIAL CORPORATION AR02

Notes to Financial Statements


NOTE 1  |  Nature of Operations

United Industrial Corporation is a high technology company applying its resources to the research, development, and production of military electronics and aerospace systems and components under defense contracts. Resources are also applied to energy systems for industry and utilities.

     The principal business segments are defense and related products, and energy generating systems. Ground transportation systems business is included as a discontinued operation. See Notes 2 and 16.

NOTE 2  |  Summary of Significant Accounting Policies
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Discontinued Operations

On July 26, 2002, the Company sold two transportation overhaul contracts and related assets. The Company recorded a loss of $21,500,000 associated with this transaction. The proceeds of this sale were approximately $20,756,000. In addition, the agreement provided for the Company to be released under all performance bonds and obligations under the conveyed contracts. Further, the Company received a cost plus fee contract to perform work on the conveyed contracts for the purchaser during a transition period not to exceed six months. Following the sale, the Company's transportation operations primarily include one remaining program to deliver 273 electric trolley buses to the San Francisco Municipal Railway. This program, which is well into its production phase and is expected to be completed during 2003, is being performed by Electric Transit, Inc. (ETI), a joint venture between the Company's AAI subsidiary (AAI) and the Czech Republic firm, Skoda a.s. (Skoda), under which AAI has a major subcontract. The divested overhaul contracts, along with efforts required to complete the one remaining contract, are accounted for as discontinued operations.

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

Inventories

Inventories are stated at the lower of cost or market. At December 31, 2002 and 2001, approximately 21% and 15%, respectively, of total inventory were priced by the last-in, first-out (LIFO) method with the remainder priced at actual or average cost. If the first-in, first-out (FIFO) method of inventory pricing had been used, inventories would have been approximately $2,984,000 higher than reported on December 31, 2002 and $3,285,000 higher than reported on December 31, 2001.

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

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
                        ^


                       UNITED INDUSTRIAL CORPORATION AR02


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

     Noncontract revenue is recorded when the product is shipped or when the services are provided. See Note 4.

Property and Equipment

Property and equipment is stated at cost. The policy of the Company is to provide for depreciation on the straight-line and declining-balance methods, by annual charges to operations calculated to amortize the cost over the estimated useful lives of the various classes of property and equipment.

Earnings per Share

Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share gives effect to the assumed exercise of dilutive options, using, where appropriate, the treasury stock method. See Note 17.

Stock-Based Compensation

The Company has elected to continue to account for its stock-based compensation plan in accordance with Accounting Principles Board Opinion No. 25, (Accounting for Stock Issued to Employees) (APB 25), whereby compensation cost for stock options is recognized in income based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the stock. See Note 7.

     Had compensation cost been determined consistent with the fair value method set forth under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), for all awards during 2002, 2001, and 2000 under the plans, income per common share from continuing operations would have decreased to the pro forma amounts indicated below:


                                                                          December 31
(Dollars in thousands, except per share data)      2002            2001          2000
-------------------------------------------------------------------------------------
Income from continuing operations:
     As reported                                 $3,864         $14,628       $21,186
     Total employee stock
         compensation expense
         determined under fair
         value method, net of tax                  (785)          (746)          (756)
                                                  -----          -----          -----
     Pro forma                                    3,079         13,882         20,430
Income per common share
     from continuing operations:
     As reported:
         Basic                                      .30           1.15           1.71
         Diluted                                    .28           1.10           1.68
     Pro forma:
         Basic                                      .24           1.09           1.65
         Diluted                                    .23           1.04           1.62
---------------------------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yields of 2.0%, 3.0% and 4.7%; expected volatility of 44%, 29% and 46%; risk-free interest rates of 4.6%, 5.2% and 6.4%; and expected lives of ten years in 2002 and 2001 and eight years in 2000. The weighted-average fair value of an option granted was $8.95, $4.09 and $2.97 for the years ended December 31, 2002, 2001 and 2000, respectively.

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
                        ^

                       UNITED INDUSTRIAL CORPORATION AR02

Reclassification

Certain financial statement amounts in the prior years have been reclassified to conform to current year's presentation.

Foreign Currency Contracts

     At times, the Company enters into forward exchange contracts to manage its exposure against foreign currency fluctuations on sales transactions denominated in foreign currencies. The contract obligates the Company to exchange predetermined amounts of the foreign currency at certain dates, or to make an equivalent U.S. dollar payment equal to the value of such exchanges. The purpose of the Company's foreign exchange currency activities is to protect the Company from the risk that the eventual U.S. dollar cash flows resulting from the sale of products to international customers will be adversely affected by changes in exchange rates. Gains and losses for effective hedging activities are included in Other Comprehensive Income and recognized in earnings when the future sales occur. Gains and losses for ineffective hedges are recorded in income. At December 31, 2002 the Company has a foreign currency forward contract with a large financial institution for Australian dollars having maturities of three years to hedge contract payments scheduled to be received within three years. The aggregate notional value of this contract was $1,500,000, with an aggregate gain of $167,000 based on fair market value has been recorded in earnings.

 The Company is exposed to credit loss in the event of nonperformance by counterparties on foreign exchange contracts. The amount of such exposure is generally the unrealized gain or loss on such contracts. The Company does not hold or issue financial instruments for trading purposes.

Legal Matters

The Company recognizes a liability for legal indemnification and defense costs when it believes it is probable a liability has been incurred and the amount can be reasonably estimated. The liabilities are developed based on currently available information. The accruals are recorded at undiscounted amounts if the Company cannot reliably determine the timing of the cash payments, and the amounts are classified as liabilities on the accompanying consolidated balance sheets. The Company also has insurance that covers losses on certain claims and legal matters and records a receivable to the extent that the realization of the insurance is deemed probable. This receivable is recorded at undiscounted amounts and is classified as a noncurrent receivable in the accompanying consolidated balance sheets.

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

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite useful lives are no longer amortized but will be subject to annual impairment tests in accordance with the State ments. Other intangible assets will continue to be amortized over their useful lives. The adoption of Statement 142 did not have a material effect on the Company's financial position or results of operations.

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

     In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation --Transition and Disclosure. Statement 148 amends FASB Statement No. 123, Accounting for

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
                           ^

                       UNITED INDUSTRIAL CORPORATION AR02

Stock-Based Compensation, to provide alternative methods of transition to Statement 123's fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the Statement does not amend Statement 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of Statement 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of Statement 123 or the intrinsic value method of Opinion 25. The adoption of Statement 148 did not have a material effect on the Company's financial statements or results of operations.

NOTE 3  |  Trade Receivables

                                                                 December 31,
(Dollars in thousands)                                    2002          2001
-----------------------------------------------------------------------------
Amounts billed                                          $15,189       $12,645
Unbilled recoverable costs and earned fees                8,049         4,668
Retainage per contract provisions                           685         4,229
-----------------------------------------------------------------------------
                                                        $23,923       $21,542
-----------------------------------------------------------------------------

Amounts due from the U.S. Government primarily related to long-term contracts of the Company's defense segment were as follows:

     Billed and unbilled amounts include $2,617,000 and $5,016,000 at December 31, 2002 and 2001, respectively, related to contracts for which a subsidiary of the Company is a subcontractor to other government contractors. Unbilled recoverable costs and earned fees represent amounts that will be substantially collected within one year. Retainage amounts will generally be billed over the next twelve months.

NOTE 4  |  Inventories

                                                                December 31,
(Dollars in thousands)                                   2002          2001
-----------------------------------------------------------------------------
Finished goods and work in progress                      $6,151       $ 2,660
-----------------------------------------------------------------------------
Costs and earnings relating
     to long-term contracts                              65,031        47,166
Deduct progress payments related
     to long-term contracts                             (51,667)      (35,210
-----------------------------------------------------------------------------
Costs and earnings in excess of billings                 13,364        11,956
-----------------------------------------------------------------------------
Total finished goods and work in progress                19,515        14,616
Materials and supplies                                    1,436         1,572
-----------------------------------------------------------------------------
                                                        $20,951      $ 16,188
-----------------------------------------------------------------------------


The inventoried costs associated with long-term contracts include costs and earnings of $13,364,000 in 2002 and $11,956,000 in 2001 of incomplete contracts not yet billable to the customer. These amounts represent the difference between the percentage-of-completion method of accounting for long-term contracts used to record operating results by the Company's defense segment and the amounts billable to the customer under the terms of the specific contracts. Estimates of final contract costs and earnings (including earnings subject to future determination through negotiation or other procedures) are reviewed and revised periodically throughout the lives of the contracts. Adjustments of earnings resulting from the revisions are recorded on a current basis. The Company recognized losses of $4,610,000 ($3,043,000 net of tax benefit) and $2,081,000 ($1,305,000 net of tax benefit) during 2002 and 2001, respectively, resulting primarily from revision of cost estimates on certain major long-term contracts.

     Inventories do not include any significant amounts of unamortized tooling, learning curve, and other deferred costs, claims, or other similar items whose recovery is uncertain.

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
                           ^

                       UNITED INDUSTRIAL CORPORATION AR02

Notes to Financial Statements Continued


NOTE 5  |  Other Assets

                                                                December 31,
(Dollars in thousands)                                   2002          2001
-----------------------------------------------------------------------------
Intangible pension asset                                 $4,268       $   --
Net pension asset                                           --         46,901
Patents and other intangible assets, net                    940         1,166
Other                                                     2,213         4,610
-----------------------------------------------------------------------------
                                                         $7,421       $52,677
-----------------------------------------------------------------------------

Patents and other intangible assets represent assets acquired in connection with the purchase of ACL Technologies Inc., an indirect wholly owned subsidiary of the Company, and are being amortized primarily on a straight-line basis over 5 to 10 years. Amortization expense amounted to $226,000 in 2002, $318,000 in 2001 and $715,000 in 2000. Accumulated amortization amounted to $4,666,000 and $4,440,000 at December 31, 2002 and 2001, respectively. Other includes the investment in Pioneer UAV, Inc. of $1,462,000 which increased during 2002 by $99,000, the Company's share of profits, and decreased by a dividend of $1,000,000 and repayment of an advance of $360,000. See Note 10 for information concerning pension benefits.

NOTE 6  |  Long-Term Debt and Credit Arrangements

On June 28, 2001, the Company and certain of its subsidiaries (the Borrowers) entered into a Loan and Security Agreement (the Agreement) with Fleet Capital Corporation, which replaced the Company's loan agreement with First Union Commercial Corporation. The Agreement has a term of three years and provides for letters of credit and cash borrowings of up to $25,000,000, with a sublimit of $10,000,000 for cash borrowings, subject to a borrowing base. Credit advances may increase to $32,000,000, provided that amounts in excess of $25,000,000 are cash-collateralized. The Agreement contains certain restrictive covenants, among which are a minimum fixed charge coverage ratio and a maximum balance sheet leverage ratio. All assets of the Borrowers are pledged as collateral under the Agreement. The stock of the Borrowers (other than the Company) and AAI's Hunt Valley property are also pledged as collateral pursuant to a pledge agreement and a deed of trust. In March 2003, the Company and the lender entered into a waiver and amendment agreement pursuant to which the financial covenant violations as of December 31, 2002 were waived and the covenants were amended. At December 31, 2002 there were no cash borrowings under the Agreement. The letter of credit obligations outstanding at December 31, 2002 were $8,736,000.

     A subsidiary of the Company also has a $2,000,000 line of credit with a bank which may be used for cash borrowings or letters of credit. This agreement expires April 18, 2003. At December 31, 2002, the subsidiary had no cash borrowings and $342,000 letters of credit outstanding.

     The Company expects that available cash and existing lines of credit will be sufficient to meet its cash requirements for the next twelve months. The cash requirements consist primarily of obligations to fund operations.

     Interest expense was $843,000 in 2002, $17,000 in 2001 and $28,000 in 2000.
Interest paid was $456,000 in 2002, $36,000 in 2001 and $64,000 in 2000.

NOTE 7  |  Stock Options

In May 1994, the shareholders approved the 1994 Stock Option Plan (the Plan), which provides for the granting of options with respect to the purchase of an aggregate of up to 600,000 (increased in May 1996 to 1,200,000, May 1998 to 1,800,000 and May 1999 to 2,400,000) shares of common stock of the Company from time to time to key employees of the Company and its subsidiaries. Options granted may be either "incentive stock options," within the meaning of Section 422A of the Internal Revenue Code, or non-qualified options.

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

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
                              ^

                       UNITED INDUSTRIAL CORPORATION AR02

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

     Upon the termination of certain individuals the Board of Directors accelerated the vesting of certain of their grants and extended certain exercise periods. These modifications resulted in a noncash compensation charge to continuing operations of $14,000 and $346,000 in 2002 and 2001, respectively.

     A summary of stock option activity under all plans is as follows:

--------------------------------------------------------------------------------
                                                      Number of Weighted Average
(Shares in thousands)                                    shares   Exercise Price
--------------------------------------------------------------------------------
Balance at January 1, 2000                                1,673         $9.20
Granted                                                     320          8.56
Exercised                                                  (139)         7.17
Canceled                                                    (90)        10.65
--------------------------------------------------------------------------------
Balance at December 31, 2000                              1,764          9.17
--------------------------------------------------------------------------------
Granted                                                     349         13.37
Exercised                                                  (436)         9.31
Canceled                                                   (128)         8.88
--------------------------------------------------------------------------------
Balance at December 31, 2001                              1,549         10.10
--------------------------------------------------------------------------------
Granted                                                     170         19.25
Exercised                                                  (195)         9.36
Canceled                                                     (1)         8.71
--------------------------------------------------------------------------------
Balance at December 31, 2002                              1,523        $11.22
--------------------------------------------------------------------------------


                                                                December 31
(Shares in thousands)                     2002           2001          2000
--------------------------------------------------------------------------------
Exercisable                              1,070            977         1,125
Available for future grants                105            274           496
--------------------------------------------------------------------------------

     The weighted average remaining life for options outstanding as of December 31, 2002, is six years.

     The following table summarizes information about stock options outstanding at December 31, 2002:

                                                          Shares
(Shares in thousands)                             ------------------------
Range of Exercise Prices                  Exercisable          Outstanding
--------------------------------------------------------------------------------

$4.50 to $7.00                                    189                  189
$7.50 to $9.81                                    473                  552
$10.25 to $13.00                                  348                  507
$13.99 to $20.12                                   60                  275
--------------------------------------------------------------------------------
                                                1,070                1,523
--------------------------------------------------------------------------------

NOTE 8  |  Leases

Total rental expense for all operating leases amounted to $3,699,000 in 2002, $3,566,000 in 2001 and $3,612,000 in 2000. Contingent rental payments were not significant.

     The future minimum rental commitments as of December 31, 2002, for all noncancellable leases are $3,970,000 in 2003; $2,183,000 in 2004; $1,620,000 in
2005; $1,286,000 in 2006; $1,015,000 in 2007; and $1,154,000 thereafter.

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
                              ^

                       UNITED INDUSTRIAL CORPORATION AR02

NOTE 9  |  Changes in Shareholders' Equity

                                                                                                   Accumulated
                                                                                                         Other
                                                                            Retained                 Comprehen-         Share-
                         Common Shares         Common      Additional       Earnings       Treasury       sive        holders'
(In thousands)             Outstanding          Stock         Capital       (Deficit)         Stock      (Loss)         Equity
-------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 2000        12,294        $14,374         $89,483        $23,616       $(16,418)   $    --        $111,055
Net income                                         --              --          7,779             --         --           7,779
Cash dividends declared
   ($.40 per share)                                --              --         (4,954)            --         --          (4,954)
Stock options exercised            139             --            (100)            --          1,100         --           1,000
Employee awards                      2             --               1             --             12         --              13
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000      12,435         14,374          89,384         26,441        (15,306)        --         114,893
Net income                                         --              --          5,363             --         --           5,363
Cash dividends
    declared ($.40 per share)                      --              --         (5,069)            --         --          (5,069)
Stock options exercised            436             --             624             --          3,439         --           4,063
Noncash compensation                               --             638             --             --         --             638
Tax benefit arising from
    early dispositions
    of--stock issued
    upon exercise of
    stock options                                  --             448             --             --         --             448
Employee awards                      1             --              --             --              8         --               8
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001      12,872         14,374          91,094         26,735        (11,859)        --         120,344
Net loss                                           --              --        (39,077)            --         --         (39,077)
Minimum pension liability--
    net of tax                                     --              --             --             --    (32,262)        (32,262)
Total comprehensive loss                           --              --             --             --         --         (71,339)

Cash dividends declared
     ($.30 per share)                              --              --         (3,912)            --         --          (3,912)
Stock options exercised            195             --             287             --          1,538         --           1,825
Stock options--tax benefit                         --             692             --             --         --             692
Employee awards                      1             --              12             --              9         --              21
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002      13,068        $14,374         $92,085       $(16,254)      $(10,312)  $(32,262)        $47,631
-------------------------------------------------------------------------------------------------------------------------------


The exercise of stock options which have been granted under the Company's various stock option plans give rise to compensation which is includable in the taxable income of the applicable employees and deductible by the Company for federal and state income tax purposes. Such compensation results from increases in the fair market value of the Company's common stock subsequent to the date of grant of the applicable exercised stock options and, accordingly, in accordance with Accounting Principles Board Opinion No. 25, such compensation is not recognized as an expense for financial accounting purposes and the related tax benefits are recorded directly in Additional Capital.

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
                                 ^

                       UNITED INDUSTRIAL CORPORATION AR02


NOTE 10  |  Pensions and Other Postretirement Benefits

The Company sponsors several qualified and non-qualified pension plans and other postretirement benefit plans for its employees. The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets during each of the years in the two-year period ending December 31, 2002, and a statement of the funded status as of December 31 of both years.

                                                       Pension Benefits                     Other Postretirement Benefits
----------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                           2002                   2001                    2002                    2001
----------------------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit obligation at beginning of year      $148,864               $144,024                 $23,555                 $26,095
Service cost                                    2,579                  1,981                     320                     360
Interest cost                                  10,521                 10,361                   1,647                   1,651
Amendments                                         19                    250                    (437)                     --
Curtailments                                       --                     --                    (216)                 (2,621)
Actuarial loss                                  5,611                  4,770                   1,035                     213
Administrative expenses                           (95)                    (2)                     --                      --
Benefits paid                                 (11,746)               (12,520)                 (2,268)                 (2,143)
----------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year             155,753                148,864                  23,636                  23,555
----------------------------------------------------------------------------------------------------------------------------
Change in Plan Assets
Fair value of plan assets at
     beginning of year                        161,268                177,147
Actual return on plan assets                  (10,408)                (3,357)
Administrative expenses                           (95)                    (2)
Benefits paid                                 (11,746)               (12,520)
----------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year      139,019                161,268
----------------------------------------------------------------------------------------------------------------------------
(Underfunded) funded status of the plans      (16,734)                12,404                 (23,636)                (23,555)
Unrecognized net transition obligation asset    2,163                    748                      --                      --
Unrecognized net actuarial loss                55,890                 29,317                   1,637                     544
Unrecognized prior service cost                 4,268                  4,432                    (362)                     83
----------------------------------------------------------------------------------------------------------------------------
Prepaid benefit (accrued cost)               $ 45,587               $ 46,901                $(22,361)               $(22,928)
----------------------------------------------------------------------------------------------------------------------------
Weighted-average Assumptions
Discount rate                                   6.75%                  7.25%                    6.75%                    7.5%
Expected return on plan assets                   8.5%                   8.5%
Rate of compensation increase                      4%                     4%
----------------------------------------------------------------------------------------------------------------------------

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
                                 ^


                       UNITED INDUSTRIAL CORPORATION AR02


Notes to Financial Statements Continued


     The following table provides the amounts recognized in the statements of financial position as of December 31, 2002 and 2001.

                                                         Pension Benefits                        Other Postretirement Benefits
                                                   ----------------------------------------------------------------------------
(Dollars in thousands)                                 2002                   2001                   2002                  2001
-------------------------------------------------------------------------------------------------------------------------------
Prepaid benefit cost                                $45,587                $46,901                $     --             $     --
Accrued benefit liability                                --                     --                 (22,361)             (22,928)
Unrecognized prior service cost                      (4,268)                    --                      --                   --
Excess adjustment for minimum pension liability     (49,595)                    --                      --                   --
-------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                              $ (8,276)               $46,901                $(22,361)            $(22,928)
-------------------------------------------------------------------------------------------------------------------------------

     The accumulated benefit obligation of the defined benefit pension plans was $147,397,000 and $141,909,000 at December 31, 2002 and 2001, respectively. As required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company recorded an additional pension liability of $49,595,000 at December 31, 2002, to reflect the excess of the accumulated benefit obligation over the fair value of plan assets of its defined benefit pension plans. A reduction in shareholders' equity ($32,262,000, net of related income tax benefit) has been separately reported at December 31, 2002.

     For the purpose of measuring the other postretirement benefit obligations, a 7.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease to 5 percent in 2008 and remain at that level thereafter.


                                                                Pension Benefits                    Other Postretirement Benefits
----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                2002            2001           2000          2002          2001         2000
----------------------------------------------------------------------------------------------------------------------------------
Components of Net Periodic Benefit Cost
Service cost                                      $  2,579        $  1,981       $  1,229          $320          $360         $550
Interest cost                                       10,521          10,361          9,988         1,647         1,651        1,915
Expected return on plan assets                     (13,498)        (14,835)       (16,029)           --            --           --
Amortization of prior service cost                     183             196           (357)           12            18           76
Amortization of unrecognized transition assets         (88)            (88)           (88)           --            --           --
Amortization of net loss (gain)                      1,616              --             --            (2)           --           --
Settlement-- curtailment                                --              --             --            --        (1,933)          --
Recognized net actuarial loss                            8              --            (31)           --            --           --
----------------------------------------------------------------------------------------------------------------------------------
Benefit cost (income)                             $  1,321        $ (2,385)      $ (5,288)       $1,977           $96       $2,541
----------------------------------------------------------------------------------------------------------------------------------

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
                                    ^


                       UNITED INDUSTRIAL CORPORATION AR02


     Net periodic benefit costs for the defense segment are considered contract costs and are included in cost of sales in the Statements of Operations. Net periodic benefit costs for other segments are classified separately in the consolidated statements of operations.

     Two subsidiaries of the Company sponsor non-funded defined benefit health care plans. Both plans are non-contributory for retirees and one is contributory for spouses whose contributions increase periodically so that the entire cost for spouses is covered by January 2003. One of these plans was amended effective December 31, 2001. Eligibility for benefits was increased from age 55 with 10 years of service to age 62 with 10 years of service. In one subsidiary the life insurance benefit for union participants was increased from $3,000 to $4,000 and prescription drug co-pay for non-union participants was increased from $3 to $10 generic and $20 for brand name. This change had no impact on the current year costs. One plan was amended effective January 1, 2001 so that employees hired after December 31, 2000 will not be eligible for retiree medical benefits. Employees on December 31, 2000, who do not meet the grandfathered requirements, may purchase retiree medical benefits if they meet certain other requirements. The effect of these changes was a decrease in the 2001 net periodic benefit cost of $531,000 and an additional curtailment gain of $1,933,000.

     The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:



                                       1-Percentage Point    1-Percentage Point
(Dollars in thousands)                           Increase              Decrease
--------------------------------------------------------------------------------
Effect on total of service and interest
     cost components in 2002                         $ 56                 $ (55)
Effect on postretirement benefit
     obligation as of December 31, 2002              $615                 $(610)
--------------------------------------------------------------------------------



     The Company sponsors a 401(k) plan with employee and employer matching contributions based on specified formulas. The Company's contribution to the 401(k) plan was $3,728,000 in 2002, $3,488,000 in 2001 and $1,377,000 in 2000.

NOTE 11  |  Industry Segment Data

The Company has two reportable segments: defense and energy systems. Other includes the corporate office and dormant corporations. The defense segment's products include unmanned aerial vehicles, training and simulation systems, automated aircraft test and maintenance equipment, and combat vehicles and ordnance systems. The defense segment also included specialized firefighting training installations until the sale of Symtron Systems, Inc. in September 2000. The energy segment manufactures combustion equipment for biomass and refuse fuels. The transportation business is reflected as a discontinued operation in the Company's consolidated financial statements. See Note 16.

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

     Sales to agencies of the United States Government, primarily by the defense segment, were $161,569,000 in 2002, $149,047,000 in 2001 and $132,975,000 in
2000. No single customer, other than the United States Government, accounted for ten percent or more of net sales in any year. Export sales were $66,366,000 in 2002, $54,670,000 in 2001 and $57,110,000 in 2000.

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
                                    ^


                       UNITED INDUSTRIAL CORPORATION AR02


Notes to Financial Statements Continued

(Dollars in thousands)                       Defense             Energy               Other    Reconciliations            Totals
--------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 2002
--------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers            $229,215            $29,552            $     --          $      --          $258,767
Equity profit in joint venture                    99                 --                  --                 --                99
Interest income                                1,124                 25                 234             (1,256)              127
Interest expense                                 776                 27               1,296             (1,256)              843
Depreciation and amortization expense          4,730              3,967                  66                 --             8,763
Segment profit (loss)                         17,113            (10,108)             (2,567)                --             4,438
Segment assets                               134,426             39,290             109,958           (125,479)          158,195
Capital expenditures                           4,963                256                  --                 --             5,219
--------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 2001
--------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers            $208,575            $29,920             $    --          $      --          $238,495
Equity profit in ventures                         86                 --                  --                 --                86
Interest income                                1,223                107                 265               (977)              618
Interest expense                                 232                 --                 762               (977)               17
Depreciation and amortization expense          5,589                755                  69                 --             6,413
Segment profit                                18,422              3,042                 547                 --            22,011
Segment assets                               120,735             32,379             128,878            (29,467)          252,525
Capital expenditures                           1,601                426                   1                 --             2,028
--------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 2000
--------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers            $200,743            $35,540             $    --          $      --          $236,283
Equity profit in ventures                        472                 --                  --                 --               472
Interest income                                2,445                354                 193             (1,495)            1,497
Interest expense                                 458                 11               1,054             (1,495)               28
Depreciation and amortization expense          7,270                746                  70                 --             8,086
Gain (loss) on sale of assets                     --                (28)              5,539                 --             5,511
Segment profit                                20,569              4,718               7,574                 --            32,861
Segment assets                               144,083             36,247             136,286             (68,231)         248,385
Capital expenditures                           4,237                673                  11                 --             4,921
--------------------------------------------------------------------------------------------------------------------------------

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
                                       ^


                       UNITED INDUSTRIAL CORPORATION AR02


(Dollars in thousands)                        2002           2001          2000
--------------------------------------------------------------------------------
Assets
Total assets for reportable
     segments                             $283,674       $281,992      $316,616
Elimination of intercompany
     tax receivable                        (21,719)            --            --
Reclassification of
     receivables from ETI                       --         (1,828)       (1,648)
Assets of discontinued operations           14,042        108,684        74,326
Elimination of investment
     in consolidated subsidiaries          (98,157)      (126,413)     (127,822)
Reclassification of deferred
     tax liabilities                       (19,645)        (9,910)      (13,087)
--------------------------------------------------------------------------------
     Total Consolidated Assets            $158,195       $252,525      $248,385
--------------------------------------------------------------------------------
Other Significant Items
Elimination of intercompany
     interest                               $1,256           $977      $  1,495
--------------------------------------------------------------------------------

     Segment profit (loss) includes research and development costs amounting to $4,588,000 in 2002, $5,520,000 in 2001 and $4,001,000 in 2000, principally in the defense segment.

NOTE 12  |  Income Taxes

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

     Following is a reconciliation of the difference between total tax expense and the amount computed by applying the federal statutory income tax rate to income from operations before income taxes for the years ended December 31:

--------------------------------------------------------------------------------
(Dollars in thousands)                      2002            2001          2000
--------------------------------------------------------------------------------
Federal income taxes
     at statutory rate                    $1,508         $ 7,884       $11,193
State and local income taxes,
     net of federal income
     tax benefit (including a
     reduction of $651 in 2001
     of a $1,000 tax reserve
     established in 1997)                     50            (519)          850
Non-taxable income                          (772)             --          (576)
Other -- net                                (212)             18           208
--------------------------------------------------------------------------------
Income Taxes --
     Continuing Operations                $  574         $ 7,383       $11,675
--------------------------------------------------------------------------------


     The Company recorded income tax benefits for its discontinued operations during 2002, 2001 and 2000. Current income taxes receivable associated with these benefits are classified as income taxes receivable in the accompanying consolidated balance sheets.

     No income tax payments were made in 2002 and 2001 based on the Company's tax estimate offset by an overpayment of $1,810,000 in 2000. Income tax payments were $4,000,000 in 2000.

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
                                       ^


                      UNITED INDUSTRIAL CORPORATION AR02



Notes to Financial Statements Continued


Deferred income tax balances:
                                                                   December 31
(Dollars in thousands)                                      2002          2001
--------------------------------------------------------------------------------
Deferred Tax Assets
Asbestos litigation reserve                              $ 4,179       $   --
Minimum pension liability                                 17,333           --
Losses on long-term contracts
     not currently deductible                              2,298        2,631
Postretirement benefits and other
     employee benefits other than pensions                 7,683        8,716
Product warranty and other provisions                      1,097          962
Vacation pay accruals                                      1,007          879
Other                                                        249          120
--------------------------------------------------------------------------------
Total Deferred Tax Assets                                 33,846       13,308
--------------------------------------------------------------------------------
Deferred Tax Liability
Pension plans                                            (16,673)     (17,220)
Excess tax depreciation                                     (435)      (1,823)
Other                                                       (679)        (471)
--------------------------------------------------------------------------------
Total Deferred Tax Liability                             (17,787)     (19,514)
--------------------------------------------------------------------------------
Net Deferred Tax Asset (Liability)                       $16,059     $ (6,206)
--------------------------------------------------------------------------------
The net deferred tax asset (liability)
     is classified as follows:
Net current deferred income tax assets                   $ 4,528     $  5,436
--------------------------------------------------------------------------------
Net noncurrent deferred income
     tax asset (liability)                               $11,531     $(11,642)
--------------------------------------------------------------------------------




NOTE 13  |  Other Operating Expenses, Net, Other Income,
            Net, and Other Expenses

                                                     Year ended December 31
(Dollars in thousands)                    2002           2001          2000
--------------------------------------------------------------------------------
Other Operating Expenses, Net
Reduction of deferred
     compensation liability              $(232)         $ (212)       $ (208)
Amortization of intangibles                226             318           715
Write-off of receivable                     --              --           162
Expenses related to the closing
     of an indirect subsidiary             425              --            --
--------------------------------------------------------------------------------
Total other operating expenses, net      $ 419           $ 106         $ 669
--------------------------------------------------------------------------------
Other Income, Net

Insurance recovery -- net                $  --             842         3,183
Royalties and commissions                   13             127           408
Other                                       51             116           136
--------------------------------------------------------------------------------
Total other income, net                  $  64          $1,085        $3,727
--------------------------------------------------------------------------------
Other Expenses
Exchange rate fluctuations               $  --          $  182        $   --
Write-off of proposed
     acquisition costs                      --             159            --
Professional fees --
     environmental remediation             309              --            --
     potential disposition                  --              --           271
Miscellaneous items                        357             399           430
--------------------------------------------------------------------------------
Total other expense                      $ 666          $  740        $  701
--------------------------------------------------------------------------------

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
                                          ^

                       UNITED INDUSTRIAL CORPORATION AR02



NOTE 14  |  Selected Quarterly Data (Unaudited)

(Dollars in thousands,
except per share data                                                    2002                                             2001
and stock prices)                     Fourth      Third      Second      First      Fourth       Third       Second       First
-------------------------------------------------------------------------------------------------------------------------------
Net sales from
     continuing operations           $69,463    $67,109     $65,328    $56,867     $62,052     $66,103      $56,457     $53,883
Gross profit from
     continuing operations            18,288     15,406      11,618     10,805      15,752      13,806       12,370      12,037
(Loss) income from
     continuing operations            (3,312)     4,462       1,683      1,031       4,489       3,571        3,588       2,980
Loss from discontinued operations    (16,409)    (1,844)    (12,430)   (12,260)     (5,607)     (1,545)      (1,694)       (419)
Net (loss) income                    (19,719)     2,618     (10,747)   (11,229)     (1,118)      2,026        1,894       2,561
-------------------------------------------------------------------------------------------------------------------------------
Basic (loss) earnings per share
     Continuing Operations           $  (.25)   $   .34     $   .13    $   .08     $   .35     $   .28      $   .28     $   .24
     Discontinued Operations           (1.26)      (.14)       (.96)      (.95)       (.44)       (.12)        (.13)       (.03)
     Net (loss) Income                 (1.51)       .20        (.83)      (.87)       (.09)        .16          .15         .21
Diluted (loss) earnings per share
     Continuing Operations              (.25)       .32         .12        .08         .33         .27          .27         .23
     Discontinued Operations           (1.26)      (.13)       (.90)      (.90)       (.41)       (.12)        (.13)       (.03)
     Net (loss) Income                 (1.51)       .19        (.78)      (.82)       (.08)        .15          .14         .20
-------------------------------------------------------------------------------------------------------------------------------
Dividends declared per share             .10        .10          --        .10         .10         .10          .10         .10
-------------------------------------------------------------------------------------------------------------------------------
Stock prices:
     High                            $ 21.00    $ 23.90     $ 26.05    $ 22.96     $ 19.90     $ 16.73      $ 17.77     $ 14.00
     Low                             $ 12.02    $ 16.60     $ 21.30    $ 15.04     $ 14.85     $ 12.95      $ 12.40     $ 11.00
-------------------------------------------------------------------------------------------------------------------------------

The Company's common stock is listed on the New York Stock Exchange. The approximate num ber of shareholders of record as of February 5, 2003 was 1,900.

NOTE 15  |  Commitments and Contingencies

Detroit Stoker Company (Detroit Stoker), a wholly owned subsidiary of the Company, was notified in March 1992 by the Michigan Department of Natural Resources (MDNR) that it is a potentially responsible party in connection with the cleanup of a former industrial landfill located in Port of Monroe, Michigan. MDNR is treating the Port of Monroe landfill site as a contaminated facility within the meaning of the Michigan Environmental Response Act (MERA). Under MERA, if a release or a potential release of a discarded hazardous substance is or may be injurious to the environment or to the public health, safety, or welfare, MDNR is empowered to undertake or compel investigation and response activities in order to alleviate any contamination threat. Detroit Stoker intends to aggressively defend these claims. At this time, no estimate can be made as to the amount or range of potential loss, if any, to Detroit Stoker with respect to this action.

     UIC and its Detroit Stoker subsidiary have been named as defen dants in asbestos-related personal injury litigation. Neither UIC nor Detroit Stoker

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
                                          ^

                       UNITED INDUSTRIAL CORPORATION AR02



Notes to Financial Statements Continued

fabricated, milled, mined, manufactured or marketed asbestos. The Com pany stopped the use of asbestos-containing materials in connection with its products in 1981.

     The litigation is pending in Michigan, Mississippi, New York and North Dakota. During 2002 UIC and Detroit Stoker experienced a significant increase in the volume of asbestos bodily-injury claims and as of December 31, 2002, the Company is a named defendant in 422 active cases involving approximately 15,105 claimants. Most of these lawsuits do not include specific dollar claims for damages, and many include a number of plaintiffs and multiple defendants. Based on historical data and the large increase in claimants over and above the projected incidence of disease relative to the Company's products, management believes the claimants in the vast majority of these cases will not be able to demonstrate that they have been exposed to the Company's asbestos-containing products or suffered any compensable loss as a result of such exposure. The direct asbestos-related expenses of the Company for defense and indemnity for the past five years was not material.

     The Company engaged a consulting firm (Asbestos Consultant) with expertise in evaluating asbestos bodily-injury claims to work with the Company to project the amount that the Company would pay for its asbestos-related liabilities and defense costs. The methodology employed by the Consultant to project the Company's asbestos-related liabilities and defense costs is primarily based on
(1) estimates of the labor force exposed to asbestos in the Company's products,
(2) epidemiological modeling of asbestos-related disease manifestation, and (3) estimates of claim filings and settlement and defense costs that may occur in the future. The Company's limited claims history was not a significant variable in developing the estimates because such history was not significant as compared to the number of claims filed in 2002.

     The Company also retained another consultant (Insurance Consultant) to work with the Company to project its insurance coverage, including a non-binding sharing agreement with certain of its primary insurance carriers that has been in effect for approximately five years. The Insurance Consultant has prepared a report evaluating the Company's potential insurance coverage for defense costs and indemnification for asbestos bodily-injury claims. The Insurance Consultant's conclusion was primarily based on a review of the Company's coverage history, application of reasonable assumptions on the allocation of coverage consistent with industry standards, an assessment of the creditworthiness of the insurance carriers, experience and a review of the report of the Asbestos Consultant.

     Based on these assumptions, other variables, and the reports of both the Asbestos and Insurance Consultants, the Company has recorded a reserve for its bodily injury liabilities for asbestos-related matters through 2012 in the amount of $31,852,000 as of December 31, 2002, including damages and defense costs. The Company has also recorded an estimated insurance recovery as of December 31, 2002 of $20,343,000 reflecting the estimate determined to be probable of being available to mitigate the Company's potential asbestos liability through 2012. These figures represent a net pretax charge of $11,509,000 for the year ended December 31, 2002.

     Management has concluded that consideration of asbestos-related activity through 2012 represents a period for which a reasonable and reliable forecast of liability and insurance recoveries can be projected. That conclusion is based upon a number of factors, including 1) the uncertainties inherent in estimating asbestos claims, payments and insurance recoveries, 2) knowledge that prior to 2002 the number of claims filed against the Company and the related average settlement costs were not significant, and 3) consultations with the Asbestos and Insurance Consultants. Accordingly, the net provision does not take into account either asbestos liabilities or insurance recoveries for any period past 2012.

     The Company believes that its ultimate net asbestos-related contingent liability (i.e., its indemnity or other claim disposition costs plus related legal fees less insurance recoveries) cannot be estimated with certainty. Projecting future events, such as the number of new claims expected to be filed each year, the average cost of resolving each claim, coverage issues among layers of insurers and the continuing solvency of various insurance companies is subject to many uncertainties which could cause the actual liabilities and insurance recoveries to be higher or lower than those recorded or projected,

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
                                             ^


                       UNITED INDUSTRIAL CORPORATION AR02


and such differences could be material. Moreover, were Federal tort reform legislation to be enacted, the assumptions used in determining the potential liability could be materially impacted.

     After considering the efforts of both consultants and based upon the facts as now known, including the reasonable possibility that claims will be received and paid over the next 50 year period, the Company's management believes that although asbestos claims could have a material adverse effect on the Company's financial condition or result of operations in a particular reporting period, asbestos claims should not have a material adverse effect on the Company's long term financial condition, liquidity or results of operations. No assurance can be given, however, as to the actual amount of the Com pany's liability for such present and future claims or insurance recov-eries, and the differences from estimated amounts could be material.

     The Company is involved in various other lawsuits and claims, including certain other environmental matters, arising out of the normal course of its business. In the opinion of management, the ultimate amount of lia bility, if any, under pending litigation, including claims described above, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

     In connection with certain of its contracts, the Company commits to certain performance guarantees. The ability of the Company to perform under these guarantees may, in part, be dependent on the performance of other parties, including partners and subcontractors. If the Company is unable to meet these performance obligations, the performance guarantees could have a material adverse effect on product margins and the Company's results of operations, liquidity or financial position. The Company monitors the progress of its partners and subcontractors and does not believe that their performance will adversely affect these contracts as of December 31, 2002.

     In connection with the discontinued transportation operations, AAI Corporation (AAI), a wholly owned subsidiary of the Company, has guaranteed certain performance criteria associated with the contractual obligations of ETI, a company owned 35% by AAI and 65% by Skoda, a.s. (Skoda), a Czech Republic company. The ability of ETI to perform under these contracts may, in part, be dependent on the performance of other parties, including AAI, Skoda and other subcontractors. Thus, the ability to timely deliver such equipment may be outside AAI's control. In addition, while its operating affiliates performed under their contracts during the year, during 2001 Skoda declared bankruptcy. During 2002, the transportation segment recorded 100% of the ETI loss because of Skoda's inability to meet its financial obligations under ETI's shareholder agreement. The additional losses recorded by the Company for Skoda's 65% share of ETI totaled $17,264,000 during 2002. If Skoda is required to provide ETI with additional funding beyond the amounts already provided for by AAI on Skoda's behalf and it fails to do so, or if ETI is unable to meet its performance obligations, the performance guarantees by AAI could have a material adverse effect on the Company's results of operations, liquidity or financial condition. AAI monitors the progress of Skoda and ETI's other subcontractors.

     In February 2000, the Czech Export Bank (CEB) approved credit facilities to ETI and two Skoda subsidiaries in order to finance the design and manufacture of electric trolley buses for the city and county of San Francisco (MUNI). These credit facilities which were repaid during 2002 were partially guaranteed by the Czech Govern ment's Export Guarantee and Insurance Corporation (EGAP). In addition, the Company previously agreed to assume joint and several liability on a progress payment bond totaling approximately $22,000,000 at December 31, 2002. In January 2003, this bond was reduced to $9,100,000. This progress payment bond is expected to be eliminated when the MUNI customer accepts certain deliveries during 2003. Although the Company has accepted full responsibility under the progress payment bond, Skoda retains its 65% obligation that is partially guaranteed by EGAP. In addition, previously existing bonds that guarantee performance under the MUNI contract obligate the Company to indemnify the surety, if necessary, for up to approx imately $33,000,000. These bonds are expected to be released upon ETI's issuance of a warranty bond. It is expected that there will be sufficient working capital to complete the MUNI program. The Dayton electric trolley buses contract required a performance bond of about $16,000,000 that was outstanding at Decem ber 31, 2002. The Company was

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
                                             ^


                       UNITED INDUSTRIAL CORPORATION AR02



Notes to Financial Statements Continued


jointly and severally liable. In February 2003, the Company was released from this $16,000,000 bond.

     On July 26, 2002, the Company sold two transportation overhaul contracts and related assets. See Note 16.

NOTE 16  |  Disposed Business

On September 29, 2000, the Company sold all its capital stock of Symtron Systems, Inc. (Symtron). The sale resulted in a pretax gain of $5,539,000. The Consolidated Statements of Operations include Symtron's net sales of $7,663,000 in 2000. Symtron had a net loss of $950,000 in 2000.

     On July 26, 2002, the Company sold two transportation overhaul contracts with the New Jersey Transit Authority and Maryland Mass Trans portation Authority and related assets. The proceeds of this sale were approximately $20,756,000. The Company recorded a loss of $21,500,000 associated with this transaction. The agreement of sale released the Company under all performance bonds and obligations under the conveyed contracts. The agreement of sale also included a cost plus a fee contract to perform work on the conveyed contracts for the buyer during a transition period not to exceed six months. Following the sale, the Company's transportation operations include primarily one ongoing program to deliver 273 electric trolley buses to the San Francisco Municipal Railway. This program, which is well into its production phase, is being performed by ETI under which AAI has a major subcontract. The divested overhaul contracts, along with efforts to complete the one remaining transportation contract, are accounted for as discontinued operations.

     Summary results of the transportation segment which have been classified separately, were as follows:


                                                      Year ended December 31
(Dollars in thousands)                    2002           2001           2000
--------------------------------------------------------------------------------
Revenue                               $ 27,447       $ 47,439       $ 20,075
Loss before income taxes              $(66,053)      $(14,886)      $(21,383)
Credit for income taxes                (23,112)        (5,621)        (7,976)
--------------------------------------------------------------------------------
Net Loss from discontinued
     operations                       $(42,941)      $ (9,265)      $(13,407)
--------------------------------------------------------------------------------


                                                      Year ended December 31
(Dollars in thousands)                    2002           2001           2000
--------------------------------------------------------------------------------
Net Cash (Used for) Provided by
     Discontinued Operations
Net loss                              $(42,941)      $ (9,265)      $(13,407)
Loss on sale of assets                  21,500             --             --
Decrease (increase) in
     Trade receivable                   16,473         (9,772)        (7,064)
(Increase) in Inventories               (5,104)       (21,974)       (37,529)
(Decrease) increase in Customer
     advances                           (4,556)           491         11,883
(Decrease) in income taxes             (22,641)        (5,380)        (6,907)
(Decrease) increase in
     Accounts payable & other
     current liabilities                (5,785)            14         12,706
Increase (decrease) other                5,248            427            173
--------------------------------------------------------------------------------
Net Cash (Used for)
     discontinued operations          $(37,806)      $(45,459)      $(40,145)
--------------------------------------------------------------------------------

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
                                                ^


                       UNITED INDUSTRIAL CORPORATION AR02


     Assets and liabilities of the discontinued operations reclassified as current were as follows:

                                                     Year ended December 31
(Dollars in thousands)                    2002           2001          2000
--------------------------------------------------------------------------------
Assets
Current Assets
     Trade receivables                  $  908       $ 20,895       $11,123
     Inventories                         9,013         73,236        51,262
     Prepaid expenses and other
         current assets                     51             51            52
     Deferred taxes                      3,034          6,460         5,487
--------------------------------------------------------------------------------
Total Current Assets                    13,006        100,642        67,924
Non-current Assets
     Deferred taxes                      1,036          1,037           972
     Other assets                           --          1,205         1,010
     Property and equipment                 --          5,800         4,420
--------------------------------------------------------------------------------
Total Assets                           $14,042       $108,684       $74,326
--------------------------------------------------------------------------------
Liabilities
Current Liabilities
     Accounts payable                   $1,674       $  7,118       $ 4,181
     Accrued employee
         compensation and taxes          1,052          1,393         1,489
     Customer advances                   1,087         35,983        35,402
     Provision for contract losses       7,300         12,861        15,604
     Other                                 400          2,000         2,000
--------------------------------------------------------------------------------
Total Liabilities                      $11,513       $ 59,355       $58,676
--------------------------------------------------------------------------------


NOTE 17  |  Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                     Year ended December 31
(Dollars in thousands)                    2002           2001          2000
--------------------------------------------------------------------------------
Basic earnings per share--
     weighted average shares        13,021,000     12,697,000    12,384,000
Effect of dilutive securities:
     employee and non-employee
     director stock options            677,000        592,000       225,000
--------------------------------------------------------------------------------
Diluted earnings per share--
     adjusted weighted average
     and assumed conversions        13,698,000     13,289,000    12,609,000
--------------------------------------------------------------------------------
Basic earnings (loss) per share:
     Income from Continuing
         Operations                $       .30    $      1.15    $     1.71
     Loss from Discontinued
         Operations                      (3.30)          (.73)        (1.08)
--------------------------------------------------------------------------------
     Net (loss) Income                   (3.00)           .42           .63
--------------------------------------------------------------------------------
Diluted earnings (loss)
     per share:
     Income from Continuing
         Operations                        .28           1.10          1.68
     Loss from Discontinued
         Operations                      (3.13)          (.70)        (1.06)
--------------------------------------------------------------------------------
     Net (loss) Income             $     (2.85)   $       .40    $      .62
--------------------------------------------------------------------------------

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
                                                ^


                       UNITED INDUSTRIAL CORPORATION AR02

Notes to Financial Statements Continued


NOTE 18  |  Investment in Unconsolidated Investees

In 1993, AAI organized a new subsidiary, Electric Transit, Inc., to manufacture electric trolley buses for the U.S. market. In 1994 and again in 1995, ETI conveyed equity interests (in ETI) to Skoda, a Czech Republic firm. ETI is owned 35% by AAI, and 65% by Skoda. ETI has won contracts in both Dayton, Ohio for the Miami Valley Regional Transit Authority and the city and county of San Francisco, California (MUNI). Under these contracts, which are valued at $32,444,000 and $192,000,000, respectively, the transportation segment received subcontracts of $9,350,000 and $65,800,000, respectively. See Note 16.

     Although ETI is owned 35% by AAI, a wholly owned subsidiary of the Company, and 65% by Skoda, during 2002 the transportation segment recorded 100% of the ETI loss because of Skoda's inability to meet its financial obligations under ETI's shareholder agreement.

     During the years ended December 31, 2002, 2001 and 2000, the sales, cost of sales and gross loss recognized by the transportation seg ment on subcontracts with ETI are as follows:

--------------------------------------------------------------------------------
(Dollars in thousands)                    2002           2001          2000
--------------------------------------------------------------------------------
Sales                                  $13,614        $29,975        $2,360
Cost of sales                           20,175         31,351         4,082
--------------------------------------------------------------------------------
Gross loss                             $(6,561)       $(1,376)      $(1,722)
--------------------------------------------------------------------------------



     During 2000 ETI repaid to AAI $3,605,000 that was previously advanced to ETI by AAI on behalf of Skoda. The transportation segment recorded a loss of $180,000 and $335,000 in 2001 and 2000, respectively, related to its equity interest in the net loss of ETI. In 2002 the transportation segment recorded a loss of $26,560,000 (net of a $1,828,000 reserve previously recorded by the Company) related to its equity interest in the net loss of ETI and the estimated losses through completion of the remaining contract. This loss included a provision of $9,296,000 related to its 35% equity share of esti mated losses by ETI, and a $17,264,000 provision related to the 65% equity share of Skoda, since it is unlikely that Skoda will have the financial capability to fund its share of such losses.

     Summary financial information of the Electric Transit, Inc. entity is as follows:


(Dollars in thousands)                    2002           2001           2000
--------------------------------------------------------------------------------
Current assets                        $ 99,042       $131,794        $43,008
Plant, property and equipment
     and other assets                    1,482          3,058          8,118
Current liabilities                    146,127        152,070         68,015
Net sales                               64,766         14,580          4,673
Gross loss                             (28,388)          (698)          (637)
Net loss                              $(28,388)      $   (514)       $  (956)
--------------------------------------------------------------------------------

     The Company also has a 50% interest in Pioneer UAV, Inc. The Company's investment was $1,462,000 and $2,724,000 in 2002 and 2001, respectively. The Company had no advances to the investee at December 31, 2002 and December 31, 2001. The Company's share of the venture's profits were $99,000, $86,000 and $472,000 in 2002, 2001 and 2000, respectively.

NOTE 19  |  Restructuring Charge

Detroit Stoker ceased the foundry operation conducted by its wholly owned subsidiary, Midwest Metallurgical Laboratory, Inc. (Midwest), effective May 17, 2002. In conjunction with the ceased operations the Company has written off the value of all Midwest's assets.

     During 2002 Detroit Stoker incurred severance and other cash charges totaling approximately $1,287,000 related to the restructuring including operating losses of Midwest. In addition, the Company accelerated depreciation of its foundry facility during the foundry's operating period in 2002. Depreciation of this facility was $3,420,000 during 2002.

25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
                                                   ^

                      UNITED INDUSTRIAL CORPORATION AR02


Report of Independent Auditors


Board of Directors and Shareholders
United Industrial Corporation
New York, New York

We have audited the accompanying consolidated balance sheets of United Industrial Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Industrial Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

New York, New York
March 10, 2003

26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
                                                   ^


                       UNITED INDUSTRIAL CORPORATION AR02


Five-Year Financial Data


                                                                                                            Year ended December 31
(Dollars in thousands, except per share data)                      2002          2001           2000           1999           1998
----------------------------------------------------------------------------------------------------------------------------------
Operating Data
Continuing Operations
     Net Sales                                                $ 258,767     $ 238,495      $ 236,283       $207,683       $187,655
     Operating costs                                            254,741       219,335        216,026        189,503        176,968
     Interest expense (income)-- net                                716          (601)        (1,469)        (1,903)        (3,762)
     Income before income taxes                                   4,438        22,011         32,861         22,210         21,687
     Income taxes                                                   574         7,383         11,675          7,712          5,134
     Income from continuing operations                            3,864        14,628         21,186         14,498         16,553
Loss from discontinued operations                               (42,941)       (9,265)       (13,407)        (8,221)        (3,542)
Net (loss) income                                               (39,077)        5,363          7,779          6,277         13,011
Basic Earnings (Loss) per Share
     Income from continuing operations                              .30          1.15           1.71           1.18           1.35
     Loss from discontinued operations                            (3.30)         (.73)         (1.08)          (.67)          (.29)
     Net (loss) income                                            (3.00)          .42            .63            .51           1.06
Diluted Earnings (Loss) per Share
     Income from continuing operations                              .28          1.10           1.68           1.16           1.31
     Loss from discontinued operations                            (3.13)         (.70)         (1.06)          (.66)          (.28)
     Net (loss) income                                            (2.85)          .40            .62            .50           1.03
Cash dividends paid on common stock                               3,912         5,069          4,954          4,910          4,927
Cash dividends declared per common share                      $     .30     $     .40      $     .40      $     .40      $     .40
Shares outstanding as of year end (in thousands)                 13,068        12,872         12,435         12,294         12,250

Financial Position
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                  $ 158,195     $ 252,525      $ 248,385      $ 201,792      $ 180,521
Property and equipment-- continuing operations                   21,196        24,514         28,581         32,329         28,115
Shareholders' equity                                             47,631       120,344        114,893        111,055        109,441
Shareholders' equity per share                                     3.64          9.35           9.24           9.03           8.93

Financial Ratios
----------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (net income)                         --%           4.5%           6.8%           5.7%          11.9%
Income from continuing operations as a percentage of sales          1.5           6.1            9.0            7.0            8.8

Statistical Data -- continuing operations
----------------------------------------------------------------------------------------------------------------------------------
Sales backlog as of year end                                  $ 301,000     $ 207,000      $ 195,000      $ 158,000      $ 156,000
Capital expenditures                                              5,219         2,028          4,921         10,563         13,534
Depreciation and amortization                                     8,763         6,413          8,086          6,780          7,318
Number of employees                                               1,600         1,500          1,400          1,500          1,600
----------------------------------------------------------------------------------------------------------------------------------

CORPORATE ORGANIZATION


Board of Directors

Harold S. Gelb
Chairman of the Board

Richard R. Erkeneff
President and Chief Executive Officer
of the Company and
Chief Executive Officer of
AAI Corporation

Paul J. "Page" Hoeper
Business Consultant and
Former Assistant Secretary
of the Army

Glen M. Kassan
Executive Vice President
Steel Partners, Ltd.

Warren G. Lichtenstein
Managing Partner
Steel Partners, Ltd.

Joseph S. Schneider
President
JSA Partners, Inc.



Corporate Officers

Richard R. Erkeneff
President and
Chief Executive Officer

James H. Perry
Vice President,
Chief Financial Officer
and Treasurer

Robert W. Worthing
Vice President and
General Counsel

Susan Fein Zawel
Vice President Corporate
Communications,
Associate General Counsel
and Secretary

Edward A. Smolinski
Assistant Treasurer and
Assistant Secretary

Senior Management

AAI Corporation

Richard R. Erkeneff
Chief Executive Officer

Frederick M. Strader
President and
Chief Operating Officer

James H. Perry
Vice President,
Chief Financial Officer
and Treasurer

Robert W. Worthing
Vice President,
General Counsel and Secretary

Francis X. Reinhardt
Vice President and
Corporate Controller

Joseph G. Thomas
Vice President and
General Manager,
AAI/UAV Systems

Thomas E. Wurzel
President,
AAI/ACL Technologies, Inc.

Michael A. Boden
Vice President and
General Manager,
Engineering Support, Inc.

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


Shareholder Relations
Security analysts, investment
professionals and shareholders
should direct their
inquiries to:

   Investor Relations
   United Industrial
   Corporation
   570 Lexington Avenue
   New York, New York 10022

Independent Auditors
Ernst & Young LLP
Five Times Square
New York, New York 10036

Annual Meeting
The Annual Meeting of
Shareholders will be held at
10:00 a.m. on Wednesday,
October 8, 2003, at:
     The Park Lane Hotel
     36 Central Park South
     New York, New York 10019

Corporate Counsel
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

Available Information

United Industrial Corporation's
Annual Reports on Form 10-K,
Quarterly Reports on Form 10-Q,
Current Reports on Form 8-K,
proxy statements and
amendments to those reports,
are available free of charge
on our internet website at
http://www.unitedindustrial.com
as soon as reasonably practicable
after such reports are
electronically filed with the
Securities and Exchange
Commission.

Stock Listing

United Industrial Corporation
common stock is traded on the
New York Stock Exchange
(Ticker Symbol: UIC)

Internet Address
www.unitedindustrial.com

Designed and produced by Taylor & Ives., NYC

[LOGO]  UNITED INDUSTRIAL
        CORPORATION


                         United Industrial Corporation
                     570 Lexington Ave., New York, NY 10022
                                  212.752.8787
                            www.unitedindustrial.com